Form 20-F
period 2018-12-31
CollPlant Holdings Ltd.
filed 2019-04-01
CIK 1631487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission File No.:  001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	4 Oppenheimer, Weizmann Science Park Rehovot 7670104 , Israel Tel: +972 73 232 5600
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Yehiel Tal

Chief Executive Officer

+972 73 232 5600

Yehiel@CollPlant.com

4 Oppenheimer, Weizmann Science Park

Rehovot 7670104 , Israel

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018: 190,735,668 ordinary shares.

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

Yes ☒                   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒                   No ☐

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

Yes ☐                   No ☒

i

INTRODUCTION

We are a regenerative medicine company focused on developing and commercializing tissue repair products, initially for 3D-bio printing of tissues and organs, dermal fillers for aesthetics, orthobiologics, and advanced wound care markets. Our products are based on our recombinant type I human collagen, or rhCollagen, a form of human collagen produced with our proprietary plant based genetic engineering technology.

On January 31, 2018, our American Depositary Shares, or ADSs, each representing fifty of our ordinary shares commenced trading on the Nasdaq Capital Market under the symbols “CLGN”. Our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, and, prior to listing on the Nasdaq Capital Market, quoted on the OTCQB from May 26, 2017 to January 30, 2018. We delisted our ordinary shares from the Tel Aviv Stock Exchange or TASE, and the last date of trading of our ordinary shares was on October 29, 2018.

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

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2018 are translated using the rate of NIS 3.748 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2018, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017, and U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, our ability to continue as a going concern, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of our rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

EXPLANATORY NOTE

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from internal company surveys, market research, consultant surveys commissioned by the Company, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys commissioned by the Company and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, this information may prove to be inaccurate because of the method by which some of the data for the estimates is obtained or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, the market and industry data and forecasts included or incorporated by reference in this annual report, and estimates and beliefs based on that data, may not be reliable. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. However, we have not ascertained the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based to the best of our knowledge on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

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

The selected consolidated statement of comprehensive loss data for the years ended December 31, 2018, 2017 and 2016, and the selected consolidated statement of financial position data as of December 31, 2018 and December 31, 2017, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of financial position data as of December 31, 2016 have been derived from our audited consolidated financial statements not included in this Annual Report.

Statement of comprehensive loss data

	Year ended December 31,
	2016	2017	2018	2018
	(NIS in thousands except per share data)			(Convenience translation into USD in thousands except per share data(1))

Revenues	292	1,668	18,034	4,812
Cost of revenue	—	52	1,426	380
Gross Profit	292	1,616	16,608	4,432
Research and development expenses	29,200	16,921	16,213	4,325
Participation in research and development expenses	(12,411)	(2,855)	3,227	861
Research and development expenses, net	16,789	14,066	19,440	5,186
General, administrative and marketing expenses	11,048	8,303	12,480	3,330
Operating loss	(27,545)	(20,753)	(15,312)	(4,084)
Financial income	93	253	1,650	440
Financial expenses	(441)	(380)	(225)	(60)
Financial (expenses) income, net	(348)	(127)	1,425	380
Comprehensive loss	27,893	20,880	13,887	3,704
Loss per ordinary share, basic and diluted	0.28	0.16	0.06	0.02
Weighted average ordinary shares outstanding, basic and diluted	100,624,945	133,187,048	219,229,229	219,229,229

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018, at the rate of one U.S. dollar per NIS 3.748.

Statement of financial position data

	December 31,
	2016	2017	2018	2018
	(NIS in thousands)			(Convenience translation into USD in thousands(1))

Cash and cash equivalents	3,797	17,817	20,065	5,354
Total assets	14,433	28,045	34,082	9,092
Total liabilities	9,273	18,962	16,156	4,309
Ordinary Shares	3,207	4,998	5,716	1,525
Total equity	5,160	9,083	17,926	4,783

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018 at the rate of one U.S. dollar per NIS 3.748.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of the ADSs could decline substantially.

Risks Related to Our Financial Position and Capital Requirements

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a regenerative medicine company. We have incurred losses in each year since our inception in 2004, including total comprehensive loss of NIS 13.9 million ($3.7 million), NIS 20.9 million ($6.0 million), and NIS 27.9 million ($7.3 million) for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively. As of December 31, 2018, we had an accumulated deficit of NIS 184.7 million ($49.3 million).

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

Our recurring operating losses, negative cash flows and current cash position have raised substantial doubt regarding our ability to continue as a going concern.

We have an accumulated deficit as of December 31, 2018, as well as a history of net losses and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products (primarily BioInk) reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we do not have sufficient cash to meet our liquidity requirements for the following twelve months. Consequently, there is substantial doubt regarding our ability to continue as a going concern. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2018 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

As of December 31, 2018, our cash and cash equivalents were $5.4 million. We believe that our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2020. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements, and other collaborations, strategic alliances, and licensing arrangements, or a combination of these approaches. We will require additional capital to obtain U.S. Food and Drug Administration, or FDA, approval and commercialize any product that receives regulatory approval. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Through December 31, 2018 we had received an aggregate of $10.0 million in the form of grants from the Israel Innovation Authority, or the IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS). The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744 1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744 1984), or the Innovation Law, and the IIA’s rules and guidelines. Under the IIA’s rules and guidelines, royalties of 3% to 6% on the income generated from sales of products and related services developed in whole or in part under IIA programs are payable to the IIA (depending on the type of the Recipient Company—i.e., whether it is a “Small Company”, a “Large Company” or a “Traditional Industrial Company” as such terms are defined in the IIA’s rules and guidelines), up to the total amount of grants received, including annual interest, all as detailed in the IIA’s rules and guidelines.

We developed our platform technologies, at least in part, with funds from these grants, and accordingly we are obligated to pay these royalties on sales of any of our current products that achieve regulatory approval. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via the IIA programs and this may lead to additional royalties being payable on additional products. As of December 31, 2018, the maximum royalty amount that would be payable by us, excluding interest, is $8.5 million. As of December 31, 2018, we paid to the IIA $1.2 million in royalties and payments against the approval to use outside the state of Israel in regards to the License, Development and Commercialization Agreement, or the United License Agreement, entered into by CollPlant Ltd., or CollPlant, our wholly-owned subsidiary. For the year ended December 31, 2018, we received grants totaling $589,000 from the IIA. The grants represented 14% of our gross research and development expenditures for the year ended December 31, 2018. Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the IIA’s rules and guidelines, described below under “Risk Factors—The IIA grants we have received for research and development expenditures restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions”, will continue to apply even after we have repaid the full amount of royalties on the grants.

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

There are uncertainties and risks relating to the Alpha, Meitav Dash and Ami Sagy transactions.

In 2017, we entered into securities purchase agreements with Alpha, Meitav Dash and Ami Sagy providing for up to $7.4 million of financing. The foregoing purchase agreements contain certain covenants that may impact our ability to raise funds in the future, including without limitation, restrictions on future issuances of securities, pre-emption rights and full-ratchet anti-dilution protection.

In addition, the staff of the Israel Securities Authority, or ISA, has informed us that the financings of Meitav Dash and Ami Sagy should be viewed as constituting a single transaction under the provisions of section 270(5)(b)(3) of the Israeli Companies Law, 5759-1999, or the Companies Law. This position is based on several arguments, including the identical price in these financings, their proximity in timing, the similar structure of the financings, including their dates of completion as well as the conditioning of the second closing of Meitav Dash upon the raising of NIS 3.7 million by us, which is an identical amount to the consideration paid by Ami Sagy, and the disclosure with respect to which was published one business day following the disclosure of the Meitav Dash financing. In addition, the Israel Securities Authority, or the ISA, informed us that the Meitav Dash and Ami Sagy financings should be submitted for approval at a general meeting of shareholders as required by Section 270(5) of the Companies Law, since it cannot be determined that the terms of these financings have been set at market terms, considering, among other things, the discount rate embedded in these financings, which was set at 27%-33%. Their position is based on the fact that in our case, there is difficulty in determining market terms which derives, according to the ISA’s position, from the differences in the prevalent discount rates of companies with similar characteristics as us. The differences include the terms of issuance and certain adjustments, including protection for decrease in share price (full ratchet anti-dilution) and the calculation of the fair market value of the warrants. The ISA’s position is that such differences may have implications on the calculation of the discount rates in the Meitav Dash and Ami Sagy financings. Nevertheless, our board of directors believes that in the first place, the said financings should not be considered as a single transaction, and that even if they were viewed as a single transaction, they were entered into on market terms. Accordingly, we have proceeded to complete all closings under the Meitav Purchase Agreement and the Sagy Purchase Agreement without seeking shareholder approval. As a result of the position adopted by the ISA, there is a possibility of derivative claims and class action litigation being brought against us. Such litigation, if instituted, could result in the voiding of the transactions, incurrence of damages, substantial costs and diversion of management attention and resources. In addition, plaintiffs may seek to obtain an injunction prohibiting us from completing the remaining closings on the agreed upon terms, which could prevent the remaining closings from taking place, or from taking place within the expected timeframe. Any conclusion of these matters in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations.

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

We have invested a significant portion of our efforts and financial resources in the development of BioInk, VergenixSTR, and VergenixFG. Our ability to generate product revenue from our products depends heavily on the successful development, approval, and commercialization of our products, which, in turn, depend on several factors, including the following:

●	our ability to continue and support our rhCollagen platform technology and programs;

●	our ability to establish and maintain strategic partnerships, including the United License Agreement;

●	successfully completing our ongoing and future clinical trials and other studies required for our products;

●	demonstrating and maintaining the safety and efficacy of our products at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	establishing successful sales and marketing arrangements for our products VergenixSTR and VergenixFG in the jurisdictions where they may be approved;

●	the availability of coverage and reimbursement by healthcare payors for our products in the jurisdictions where they may be approved;

●	establishing successful manufacturing arrangements with third-party manufacturers that are compliant with current good manufacturing practices, or cGMP, and which will ensure the development of a large scale manufacturing process and adequate facilities or being able to conduct such manufacturing ourselves;

●	establishing a large scale facility as a second source for the manufacture of commercial quantities of our products, if approved; and

●	other risks described in this “Risk Factors” section.

Our products are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

We have concentrated our product research and development efforts on our novel rhCollagen technology. The FDA has approved very few plant-expressed products. We may experience development challenges in the future related to our technology, which could cause significant delays or unanticipated costs, and we may not be able to solve such development challenges. We may also experience delays in developing a sustainable, reproducible, and scalable manufacturing process or transferring that process to commercial partners, if we decide to do so, which may prevent us from completing our clinical trials or commercializing our products on a timely or profitable basis, if at all.

In addition, the clinical trial requirements of European regulatory authorities, the FDA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for novel products such as ours can be more expensive and take longer than for other, better known or extensively studied products. Our products may also be designated by the FDA or other regulatory authorities as combination products, which include: (1) a product comprised of two or more regulated components, e.g., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are physically, chemically, or otherwise combined or mixed and produced as a single entity; (2) two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products; (3) a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (4) any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect. Combination Products containing a biologic/device then may be regulated as a biologic product, resulting in a longer regulatory approval process than the regulatory approval process for a medical device alone. Approvals by any regulatory authorities may not be indicative of what the FDA or other regulatory agencies may require for approval, and vice versa.

Regulatory requirements governing medical devices and other products for medical use have changed frequently and may continue to change in the future. Also, before a clinical trial can begin, an institutional review board, or IRB, at each institution at which a clinical trial will be performed must review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of comparable products conducted by others may cause European regulatory authorities, the FDA, or other regulatory authorities to change the requirements for approval of any of our products.

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

We may not be able to identify, recruit, and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete our clinical trials in a timely manner. Patient enrollment is affected by factors including:

●	design of the trial protocol;

●	size of the patient population;

●	eligibility criteria for the trial in question;

●	severity of the disease/wounds under investigation;

●	perceived risks and anticipated benefits of the product under study;

●	proximity and availability of clinical trial sites for prospective patients;

●	availability of competing therapies, products, and clinical trials;

●	efforts to facilitate timely enrollment in clinical trials;

●	patient referral practices of physicians; and

●	ability to monitor patients adequately during and after treatment.

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

Treatment with our products may cause side effects or other adverse events. In addition, since our products may in the future be administered in combination with other therapies, patients or clinical trial participants may experience side effects or other adverse events that are unrelated to our product, but may still impact the success of our clinical trials. Additionally, our products could potentially cause other adverse events that have not yet been predicted. The experience of side effects and adverse events in our clinical trials could make it more difficult to achieve regulatory approval of our products or, if approved, could negatively impact the market acceptance of such products.

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

In January 2019, the U.S. Food and Drug Administration, or FDA, responded to the Company’s Pre-Request for Designation, or Pre-RFD, regarding product classification and jurisdictional assessment. The FDA’s Office of Combination Products, or OCP, determined that VergenixSTR should be classified as a combination product and should be assigned to the FDA’s Center for Biologics Evaluation and Research, or CBER. A Pre-RFD is FDA’s preliminary, nonbinding assessment of (1) the regulatory identity or classification of a product as a drug, device, biological product, or combination product, and (2) which FDA Center (i.e., CBER, Center for Drug Evaluation and Research, or CDER, or Center for Devices and Radiological Health, or CDRH,) will have primary jurisdiction for the premarket review and regulation of the product. Therefore, this classification and jurisdictional assessment is subject to change. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixSTR in 2019. We have limited experience in preparing and filing the applications necessary to gain regulatory approvals for our products. Moreover, the products that are likely to result from our development programs are based on new technologies that have not been extensively used in humans. The regulatory requirements governing these types of products may be less well defined or more rigorous than for conventional products. As a result, we may experience a longer regulatory review process in connection with obtaining regulatory approvals, if any, of products that we develop. We intend to rely on independent consultants for regulatory services and compliance and product development and filings in Europe, the United States and elsewhere. Any failure by our consultants to properly advise us regarding, or properly perform tasks related to, regulatory submission and other requirements could compromise our ability to develop and obtain regulatory approval of our products.

We are subject to stringent regulation and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our products, development activities, and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including European regulatory authorities, the FDA, and other regulatory authorities. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our products. The process of obtaining marketing approval or clearance in Europe, the United States, and other countries for new products or enhancements or modifications to existing products, could:

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

Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. For example, we are required to comply with the FDA’s Quality System Regulation, or QSR, which are the good manufacturing requirements that the FDA applies to medical devices, and which mandate that manufacturers adhere to certain requirements pertaining to, among other things, development of our products, validation of manufacturing processes, controls for purchasing product components, and documentation practices. As another example, FDA regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a product may have caused or contributed to a death or serious injury, or that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through, among other things, periodic inspections by the FDA, which may result in observations on Form 483 that require corrective action, and in some cases warning letters. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable health risk, the FDA could ban such products, detain or seize such products, order a recall, repair, replacement, or refund of such products, or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health.

The FDA has been increasing its scrutiny of the medical device, drugs, and biologics industries, and regulatory agencies are expected to continue to scrutinize the industry closely with inspections, with possible enforcement actions by the FDA or other agencies. Additionally, the FDA may restrict manufacturing and impose other operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical products, and assess civil or criminal penalties against our officers, employees, or us. The FDA may also recommend prosecution to the Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing, and selling our products. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on our financial condition and results of operations.

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

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG.

To successfully develop and commercialize our products, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, in October 2018, CollPlant Ltd., or CollPlant, our wholly-owned subsidiary, entered into the United License Agreement, with Lung Biotechnology PBC, or LB, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which CollPlant and LB will collaborate in 3D bio-printing development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

We face significant competition in seeking appropriate partners for our products, and the negotiation process is time-consuming and complex. In order for us to successfully partner our products, potential partners must view our products as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to our products could delay the development and commercialization of our products and reduce their competitiveness even if they reach the market. If we fail to establish and maintain strategic partnerships related to our products, we will bear all of the risk and costs related to the development and commercialization of our products, and we will need to seek additional financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

The risks in a strategic partnership include the following:

●	the strategic partner may not apply the expected financial resources, efforts, or required expertise in developing the physical resources and systems necessary to successfully develop and commercialize a product;

●	the strategic partner may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of the products reach their full potential;

●	we may be required to undertake the expenditure of substantial operational, financial, and management resources;

●	we may be required to issue equity securities that would dilute our existing shareholders’ percentage ownership;

●	we may be required to assume substantial actual or contingent liabilities;

●	we may not receive requisite regulatory approvals;

●	strategic partners could decide to withdraw a development program, or move forward with a competing product developed either independently or in collaboration with others, including our competitors;

●	disputes may arise between us and a strategic partner that delay the development or commercialization or adversely affect the sales or profitability of the product; or

●	the strategic partner may independently develop, or develop with third parties, products that could compete with our products.

In addition, a strategic partner for one or more of our products may have the right to terminate the collaboration at its discretion. For example, LB may terminate the United License Agreement at any time upon 30 days’ written notice with respect to the entirety of the United License Agreement and upon 30 days’ written notice with respect to its license and other rights under the United License Agreement relating to one or more CollPlant patents, on a patent-by-patent and country-by-country basis. Any early termination in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products and materially harm our business and stock price by delaying the development of our products, and the sale of any products that may be approved by the FDA or other regulatory agencies, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

Further, a strategic partner may breach an agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, a strategic partner will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products, if approved, and may not conduct those activities in the same manner as we would do so.

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

Any of these third parties may terminate their engagements with us at any time or upon advance notice. If we need to enter into alternative arrangements, it could delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study protocols.

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

Completion of our clinical trials and commercialization of our products require access to, or development of, facilities to manufacture our products at sufficient yields and at a commercial scale. We have limited experience in large scale manufacturing, or managing third parties in manufacturing any of our products in the volumes that are expected to be necessary to support large-scale clinical trials and sales. Our efforts to establish these capabilities may not meet our requirements as to scale-up, yield, cost, potency, or quality in compliance with cGMP. Our clinical trials should be conducted with product produced under applicable cGMP regulations. Failure to comply with these regulations would delay the regulatory approval process. Even an experienced third-party manufacturer may encounter difficulties in production, including:

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

Because we rely on third parties to manufacture our products, and because we collaborate with various organizations and academic institutions on the advancement of our technology, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our strategic partners, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our intellectual property rights and protections in our products.

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

We are dependent on principal members of our executive team listed under “Management” in this Annual Report on Form 20-F, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each member of our senior management, any of them could leave our employment at any time, subject to advance notice periods. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and medical device companies for individuals with similar skill sets. In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive, key employee, consultant, or advisor may impede the progress of our research, development, and commercialization objectives.

Our collaborations with outside scientists and consultants may be subject to restriction and change.

We work with medical experts, chemists, biologists, and other scientists at academic and other institutions, and consultants who assist us in our research, development, and regulatory efforts, including the members of our scientific advisory board. In addition, these scientists and consultants have provided, and we expect that they will continue to provide, valuable advice regarding our programs and regulatory approval processes. These scientists and consultants are not our employees and may have other commitments that would limit their future availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we are limited in our ability to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our clinical trials identifies a potential product that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in our clinical trials could be restricted or eliminated.

Our business and operations would suffer in the event of computer system failures or security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations, or CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings.  Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of March 15, 2019, we had 42 employees. As we mature and undertake the activities required to advance our products into later stage clinical development and to operate as a public company in the United States, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational setbacks, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

The use of our products in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical and medical device companies, or others that sell or otherwise come into contact with our products. There is a risk that our products may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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

Our development of rhCollagen relies upon the continued availability of tobacco plants, and any interruption in availability or supply of tobacco plants may delay production and adversely affect commercial utilization of our rhCollagen-based products.

Our products are all based on our recombinant human collagen extracted from tobacco plants. Any disruption to the supply of tobacco plants or any change in its availability for use would delay our production of collagen and adversely affect commercial utilization of our products.

The occurrence of severe adverse weather conditions, soil salination or crop diseases may have a potentially devastating impact upon our tobacco production. The effect of severe adverse weather conditions or the occurrence and effect of crop disease may reduce yields in our plants or require higher levels of investment to maintain yields, even when only a portion of the crop is damaged. We cannot assure you that severe future adverse weather conditions will not adversely impact our operating results and financial condition. Although some crop diseases are treatable, the cost of treatment is high, and we cannot assure that such events in the future will not adversely affect our operating results and financial condition.

If our existing rhCollagen production site or any new facility is damaged or destroyed, or production at this facility is otherwise interrupted, our business and prospects would be negatively affected.

We currently have a single, small-scale production site in Israel where we manufacture rhCollagen. Under the United License Agreement, LB is required to build a facility, or engage a manufacturer to build a facility, in the U.S. for the manufacture of our rhCollagen and BioInk in connection with the United License Agreement. There can be no assurance that such a facility will be built. If our existing production facility or the new facility, or the equipment in it, is damaged or destroyed, we likely would not be able to quickly or inexpensively replace our production capacity. Any new facility needed to replace our existing production facility would need to comply with the necessary regulatory requirements and be tailored to our production requirements and processes. We would need regulatory approval before using any products manufactured at a new facility in clinical trials or selling any products that are ultimately approved. Such an event could delay our clinical trials or, if any of our products are approved by the regulator, reduce or eliminate our product sales.

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

We are exposed to the risks that the U.S. dollar may appreciate relative to the NIS, In such event, the dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS increased in 2018 and decreased in 2017 and 2016. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies, and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

Certain of our employees and personnel were previously employed at universities, medical institutions, or other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Furthermore, universities or medical institutions who employ some of our key employees and personnel in parallel to their engagement by us may claim that intellectual property developed by such person is owned by the respective academic or medical institution under the respective institution, intellectual property policy or applicable law.

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

Obtaining and maintaining our patent protection requires compliance with various procedural, document submissions, fee payments, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

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

Our European Patent No. EP2816117 entitled “Collagen Producing Plants and Methods of Generating and Using Same,” a divisional of European Patent No. 1 809 751, was granted by the EPO, on November 30, 2016. On August 30, 2017, Fibrogen initiated an opposition proceeding with the EPO, seeking revocation of the patent in its entirety on the grounds that the claims were not supported by the contents of the patent, and were not inventive. Due to our decision not to respond in the opposition proceedings, the patent was revoked in July 2018.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other companies in our industry, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and therefore is costly, time consuming, and inherently uncertain. In addition, in recent years, the United States enacted and implemented wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in some situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents that had already been granted. The patent laws and regulations may change in unpredictable ways through actions of the U.S. Congress, the federal courts, and the U.S. PTO, in the future, and any changes may adversely affect our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

The market price of the ADSs is likely to be volatile. Our ADS price could be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in other similar products or clinical trials of such products;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our products and any adverse development or perceived adverse development with respect to the FDA’s review or European authorities’ review of that regulatory submission;

●	failure to develop successfully and commercialize our products and future products;

●	failure to enter into or maintain strategic collaborations;

●	failure by us or strategic collaboration partners to prosecute, maintain, or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities (including in Israel), inability to obtain adequate product supply for our products, or the inability to do so at acceptable prices;

●	adverse regulatory decisions, including by the IIA under the Innovation Law;

●	introduction of new products, services, or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	the perception of the biotechnology industry by the public, legislatures, regulators, and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	sales of our ordinary shares or ADSs by us or our shareholders in the future; and

●	trading volumes of our ordinary shares and ADSs.

In addition, companies trading in the stock market in general, and life science companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance.

We may not be able to maintain our listing on the Nasdaq Capital Market.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days and that we maintain a minimum of $2,500,000 in shareholders’ equity. In the future we may not satisfy the Nasdaq’s continued listing standards. If we do not satisfy any of the Nasdaq’s continued listing standards, our ADSs could be delisted. Any such delisting could adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease. A delisting could adversely affect our ability to obtain financing for our operations or result in a loss of confidence by investors, customers, suppliers or employees.

We incur significant additional costs as a result of being a public company subject to SEC reporting requirements in the United States, and our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing United States reporting requirements.

As a U.S. public reporting company, we are incurring significant additional accounting, legal, and other expenses in the future. Our management and other personnel need to devote substantial time to the compliance requirements of being a U.S. public company; in addition, the implementation of such compliance processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States and the rules and regulations adopted by the SEC and the Nasdaq Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules, and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, if any, or as senior management.

Our principal shareholders, management and directors beneficially own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

As of March 15, 2019, our senior management, directors, and five percent or more shareholders and their affiliates beneficially owned approximately 57% of our ordinary shares. These shareholders will be able to significantly influence all matters requiring shareholder approval, except for decisions that require a special majority at a shareholders’ meeting. For example, these shareholders, if they were to act together, may be able to significantly influence elections of directors (other than our external directors, within the meaning of Israeli law, as described under “Management—External Directors”), amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

In addition, but for the application of blocker provisions in certain security instruments that subject the conversion or exercise of such instruments, as applicable, to 4.99% beneficial ownership limitations and the need to conduct a special tender offer if Alpha wishes to hold 25% or more of the voting rights in the Company, Alpha would beneficially own approximately 35% of our outstanding ordinary shares as of March 15, 2019. If Alpha were to convert or exercise such instruments to the maximum extent possible, absent such blocker provisions and special tender offer requirement, Alpha would have the ability to also obtain a substantial interest in our Company. This concentration and potential further concentration of ownership could have the effect of delaying a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares or ADSs or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares or ADSs. Furthermore, because of the large number of shares that may be issued from time to time under security instruments issued to Alpha, Meitav Dash and Ami Sagy, there may be an adverse effect on the market because of the quantity and regularity of conversion and/or exercise and sale of those shares, or even the potential of those shares being sold. Therefore, there may be limited demand and excessive price and volume volatility.

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

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from the date of the first sale of our ADSs pursuant to an effective registration statement. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We are an “emerging growth company” and a “foreign private issuer,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and foreign private issuers will make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this Annual Report on Form 20-F and other periodic reports and proxy statements, extended transition periods for adopting new or revised accounting standards, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th. Furthermore, as a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our Annual Reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to U.S. domestic reporting companies. See “Item 16G. Corporate Governance Practices” for more information.

We cannot predict if investors will find the ADSs less attractive because we may rely on these reduced requirements. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our share price may be more volatile.

Sales of a substantial number of our ordinary shares or ADSs in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell, or the market perceives that they intend to sell, substantial amounts of our securities on the Nasdaq Capital Market after the date of this Annual Report on Form 20-F, the market price of our securities could decline significantly. As of March 15, 2019, we had 190,735,668 ordinary shares outstanding. Of those shares, 190,535,668 were freely tradable, without restriction. In addition, we have registered for resale up to 107,191,631 ordinary shares represented by 2,143,833 ADSs, which, subject to there being a current prospectus being available for the resale of those shares, may be sold from time to time in the public markets.

In addition, as of March 15, 2019, an aggregate of 179,328,608 ordinary shares, that are issuable pursuant to exercise of either outstanding options or outstanding warrants or outstanding pre-paid warrants, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Pursuant to our Share Ownership and Option Plan (2010), or the 2010 Plan, our management is authorized to grant share options and other equity-based awards to our employees, directors, and consultants. As of March 15, 2019, our officers, directors, employees and consultants hold 55,919,792 options to purchase 35,613,931 ordinary shares under the 2010 Plan. In addition, on January 30, 2019, our board of directors approved the grant of 17,019,500 options to purchase 17,019,500 ordinary shares, which are subject to shareholders approval.

If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our shareholders may experience additional dilution, which could cause our share price to fall.

We do not intend to pay dividends on our securities in the foreseeable future, so any returns will be limited to the value of our shares.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy, or by a voting instrument, who hold at least 20% of the voting power of our shares. In addition, we will follow home country practices in Israel (and consequently avoid the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market) with regard to the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company). We may in the future (or may be required to) elect to follow home country practices in Israel with regard to other matters, as well, such as the formation of compensation, nominating, and governance committees, separate executive sessions of independent directors and non-management directors, amending our compensation policy from time to time, and the approval of certain interested-parties transactions. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See “Item 16G. Corporate Governance Practices” for more information.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, including the requirement for an emerging growth company to disclose the compensation of the chief executive officer and other two highest compensated executive officers on an individual, rather than aggregate, basis. Under regulations promulgated under the Companies Law, we will be required to disclose in the notice for our annual meetings of shareholders, the annual compensation of our five most highly compensated officers on an individual basis, rather than aggregate. However, this disclosure will not be as extensive as the disclosure required by a U.S. domestic issuer. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore as a foreign private issuer, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

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

We are incorporated under Israeli law and our offices and operations are located in the State of Israel. In addition, our employees, officers, and all but three of our directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely impact our operations. Since October 2000, there have been increasing occurrences of terrorist violence. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

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

In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Additionally, a violent jihadist group named Islamic State of Iraq and Levant, or ISIL, is involved in hostilities in Iraq and Syria. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. These situations may potentially escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities, or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition, or the expansion of our business.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of March 15, 2019, we had 42 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

The tax benefits that are available to us if and when we generate taxable income require us to meet various conditions and may be prevented or reduced in the future, which could increase our costs and taxes.

If and when we generate taxable income, we may be eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, or the Investment Law. The benefits that may be available to us under the Investment Law are subject to the fulfillment of conditions stipulated in the Investment Law. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors, and the Israeli experts named in this Annual Report on Form 20-F in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We were incorporated in Israel, and our corporate headquarters and substantially all of our operations are located in Israel. All of our senior management and a majority of our directors are located outside the United States. All of our assets are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our officers and directors on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, based on our non-passive revenue-producing operations for the year ended December 31, 2018, we do not expect to be a PFIC for our 2018 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2019 or any other year.

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

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, dermal filers for aesthetics, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our legal and commercial name is CollPlant Holdings Ltd. We hold all of the issued and outstanding shares of CollPlant Ltd. and have no holdings in other companies. CollPlant Ltd. was incorporated in Israel on August 12, 2004 as a private company limited by shares and began its operations as a technology incubator company under the IIA’s technology incubators program. CollPlant Ltd. owns all of our intellectual property.

We were incorporated in Israel on November 9, 1981 as a private company limited by shares. We became a public company in 1993, when all of our ordinary shares were listed on the TASE. On January 31, 2018, our ADSs commenced trading on the Nasdaq Capital Market under the symbol “CLGN”. The ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, and quoted on the OTCQB from May 26, 2017 to January 30, 2018. Our name has changed several times, but has been CollPlant Holdings Ltd. since May 30, 2010, immediately after the consummation of the merger transaction with CollPlant Ltd. We delisted our ordinary shares from the TASE, and the last date of trading of our ordinary shares was on October 29, 2018.

Our principal offices are located at 4 Oppenheimer, Weizmann Science Park,  Rehovot 7670104, Israel, and our telephone number is +972-73-232-5600. Our primary internet address is http://www.CollPlant.com. None of the information on our website is incorporated by reference herein. Puglisi & Associates serves as our agent for service of process in the United States for certain limited matters, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act that are applicable to other public companies that are not foreign private issuers. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to International Financial Reporting Standards, or IFRS, instead of pursuant to U.S. generally accepted accounting principles, or U.S. GAAP. Our senior management, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

Our capital expenditures for December 31, 2018, 2017 and 2016 amounted to NIS 3.0 million (approximately $800,000), NIS 447,000 (approximately $129,000) and NIS 492,000 (approximately $128,000), respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot. We financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a regenerative medicine company focused on developing and commercializing tissue repair products, initially for three-dimensional, or 3D, bioprinting of tissues and organs, dermal fillers for aesthetics, orthobiologics and advanced wound care markets. Our products are based on our rhCollagen, a form of human collagen produced with our proprietary plant-based genetic engineering technology. We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market size for our BioInk, VergenixSTR, VergenixFG and our dermal filler exceeded $8 billion in 2016, and is estimated to reach $12 billion in 2024.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested in vitro and in animal models and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce fibers and membranes with high molecular order, meaning there is high molecular alignment, which enables the formation of tissue repair products with distinctive physical properties. We produce our rhCollagen in genetically engineered tobacco plants, assuring a relatively abundant supply of high quality raw materials.

Our three leading rhCollagen-based products are:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In October 2018, we entered into the United License Agreement pursuant to which CollPlant and LB will collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

●	VergenixSTR, a soft tissue repair matrix composed of our rhCollagen and PRP extracted from the patient’s blood. VergenixSTR is intended to accelerate healing in the treatment of tendinopathy, such as in the elbow tendon (for treatment of “tennis elbow”), rotator cuff, patellar tendon, Achilles tendon, and hand tendons. VergenixSTR forms a viscous gel matrix to serve as a scaffold in the vicinity of a tendon injury site. Following the scaffold formation, our rhCollagen activates the platelets in PRP to provide sustained release of growth factors, which promote healing and repair of tendon injuries. In August 2016, we completed an open label, single arm, multi-center clinical trial of VergenixSTR in Israel. In October 2016, we received CE marking certification for VergenixSTR, which is required for a product to be marketed in the European Union. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH in Munich, Germany, an affiliate of Arthrex, Inc., for VergenixSTR covering Europe, the Middle East, India, and certain African countries and sales began in Europe. In November 2018, we entered into an exclusive distribution agreement with Joinsmart Biomedical Co. for VergenixSTR in Taiwan. The distributor is currently in the process of certification and authorization of VergenixSTR, In January 2019, the U.S. Food and Drug Administration, or FDA, responded to the Company’s Pre-RFD regarding product classification and jurisdictional assessment. The FDA’s OCP determined that VergenixSTR should be classified as a combination product and should be assigned to the FDA’s CBER. A Pre-RFD is FDA’s preliminary, nonbinding assessment of (1) the regulatory identity or classification of a product as a drug, device, biological product, or combination product, and (2) which FDA Center (i.e., CBER, CDER, or CDRH) will have primary jurisdiction for the premarket review and regulation of the product. Therefore, this classification and jurisdictional assessment is subject to change. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixSTR in 2019.

●	VergenixFG, a wound-filling flowable gel made from our rhCollagen. In the European Union, VergenixFG is intended to enhance the quality and speed of closure of deep surgical incisions and wounds, including diabetic ulcers, burns, bedsores, and other chronic wounds. The VergenixFG formulation provides a scaffold that fills the wound site and establishes intimate contact with the surrounding tissue. VergenixFG provides complete coverage of the wound site, facilitates wound closure through an engineered synchronization between scaffold degradation and growth of new tissue, and offers a non-allergenic and pathogen-free scaffold for safe and efficacious wound care therapy. We completed an open label, single arm, multi-center clinical trial of VergenixFG in Israel to support CE marking certification. In February 2016, we received CE marking certification for VergenixFG. Since then we have entered into distribution agreements for the distribution of VergenixFG in 20 countries in Europe, and in Africa.

Collagen and Collagen-Based Products

Collagen is the main component of connective tissue and is the most abundant protein in mammals. In humans, it comprises approximately 30% of the protein found in the body. Due to its unique characteristics and diverse profile in human body functions, collagen is frequently selected from a variety of biocompatible materials for use in tissue repair to support structural integrity, induce cellular infiltration and promote healing. We estimate that by 2024, the size of the market for human collagen-based tissue repair with our BioInk, VergenixSTR, VergenixFG and our dermal filler for use in 3D bioprinting, aesthetics, orthobiologics and advanced wound care applications is estimated to reach approximately $12 billion.

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

Disadvantages of Current Collagen-Based Products

Currently, type I collagen for medical use is primarily derived from bovine (cow) and porcine (pig) sources, as well as from human cadavers. It is extracted from the tissues using mechanical processes and chemical treatments. Tissue-derived collagens suffer from a number of disadvantages:

●	The harsh chemical conditions required to recycle collagen from mature tissue results in a collagen product with random defects in its protein structure, leading to a compromised triple helix. Consequently, tissue-derived collagens have significant damage to binding sites for progenitor cells, which are required for cell proliferation and differentiation into tissue.

●	Tissue-derived collagens are non-homogenous and contains high proportions of cross-linked collagen species with high molecular weight. The rate of degradation of collagen is based on the proportion of cross-linked collagen species within the product. Excessive proportions of cross-linked collagen can impair the collagen’s ability to self-assemble homogenous scaffolds with a high surface area and fully functional integrin-binding capacity, and can also impede its rate of degradation. The inability to effectively control the level of cross-linked collagen species in tissue-derived collagens results in variability of performance for a given product, and affects the rate of infiltration of cells into the scaffold, which can delay healing.

●	The extraction of collagen from mature mammalian tissues leaves, in many cases, contaminant proteins, growth factors, and cytokines. As a result, scaffolds made of tissue-derived collagens may provoke inflammation, as well as undesirable immune and foreign body responses that may cause adverse effects and unpredictable biological outcomes.

●	Extraction from animals or humans is also associated with risk of disease transmission. Since 2007, the FDA has highlighted the risks of transmissible diseases to humans in medical devices that contain materials derived from animal sources. In January 2014, the FDA released draft guidance suggesting precautionary procedures to be used in the production of medical devices containing materials derived from animal sources.

●	Although collagen molecules are similar among various animal species, slight differences in the protein sequence between species may result in different biological behavior when applied to humans, and in some cases, invoke specific immune responses; for example, bovine collagen is associated with hypersensitivity and allergic reactions in approximately 3% of people.

Advantages of our rhCollagen and rhCollagen-based Products

All of our products are based on our proprietary recombinant type I human collagen, rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body. The graphic below illustrates the structural differences between rhCollagen produced with our proprietary plant-based technology and currently marketed tissue-derived collagens.

The key advantages of products using our rhCollagen, as compared to those using collagen derived from animals or human cadaveric tissue, include:

●	Better biofunctionality in tissue regeneration. Our rhCollagen has superior biological function when compared to animal or human tissue-derived collagen and has a number of useful physical characteristics, including thermal stability, or resistance to decomposition at high temperatures, and a pristine triple helix, according to data published in peer-reviewed scientific publications. The triple helix structure of collagen is formed when two α-1 protein chains and one α-2 protein chain wind together along a common axis. In the formation of rhCollagen, this structure is achieved without modifications that can lead to defects in the triple helix structure in human tissue-derived collagen, hereby leading to a pristine triple helix identical to the form found in nature. A pristine triple helix enables superior binding, which accelerates primary human cell proliferation. Collagen scaffolds of our rhCollagen support endothelial, fibroblast, and keratinocyte cell attachment and proliferation. In all cell types tested, cell proliferation was significantly better in scaffolds made of rhCollagen than in commercially available scaffolds made of bovine collagen. The accelerated cell proliferation achieved with our rhCollagen results in faster wound healing, less scarring, and higher quality tissue regeneration.

●	High homogeneity. Because our rhCollagen is synthesized by five human genes in tobacco plants producing pure molecules that are repeatable and identical to type I human collagen, it is more homogenous than collagen derived from animal or human tissue sources. The high level of homogeneity of our rhCollagen allows the formulation of extremely high concentrations of monomeric, or single-molecule, collagen, up to 150-200mg/ml, which is at least 10 to 100 times higher than the concentration achieved with tissue-derived collagen. The high concentration of homogeneous monomeric collagen is of particular importance where strong collagen fibers are needed for 3-D scaffolds. The homogeneity of our rhCollagen enables us to engineer consistent and reproducible products with a controlled degradation rate which can be optimized to the targeted indication. Achieving the same level of engineered performance would be difficult, if not impossible, with tissue-derived collagen that varies from batch to batch.

●	Improved safety and greater purity. Our pure rhCollagen does not induce an immunogenic response, whereas impurities carried over from the source of tissue-derived collagen can lead to immune system rejection. In vitro studies performed under an academic collaboration have demonstrated that rhCollagen incubated with activated THP1-macrophages produces significantly lower levels of inflammatory cytokines when compared with bovine collagen that is similarly incubated. This demonstrates that animal-derived collagen can provoke a foreign body response not seen with rhCollagen, which delays healing and increases scarring. Further, with our rhCollagen, there are no potential side effects in the growth of tissue because there are no residues of growth factors. In addition, with tissue-derived collagen, there is a possibility that the animal or human from which the collagen was produced was infected with a virus, prion, or other pathogen. With our rhCollagen there is no known risk of transmitting diseases and pathogens.

●	Novel applications. Due to our ability to control the protein at the molecular level, it is possible to use our rhCollagen to produce products with unique physical features, as well as high repeatability, which is not possible with tissue-derived collagen. As compared to tissue-derived collagen, rhCollagen membranes have shown better thermal stability, improved tensile strength due to alignment of the collagen fibers, and higher levels of transparency. In addition, rhCollagen can be used to produce high concentration solutions of collagen at low viscosities. The unique properties of our rhCollagen make it an ideal building block for many products that we believe cannot currently be produced using tissue-derived collagen, such as BioInks for 3-D printing, artificial tendons, and transparent ophthalmic products.

We believe the clinical attributes of our rhCollagen will translate into benefits for patients, payors, and physicians, and will be adopted rapidly by the market once our products receive regulatory approval. We believe the improved biofunctionality of our products could lead to faster recovery, better clinical outcomes, and reduced hospitalization time. Our in vivo studies have shown faster tissue remodeling, faster wound closure, and reduced scarring compared to competing products made from tissue-derived collagen.

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

Collagen-based products are already used extensively in the marketplace; therefore, we expect our products will likely be eligible for reimbursement by third-party payors, including government agencies and insurance companies. We believe that the demand for tissue-derived collagen will decrease as the market recognizes the significant advantages of our rhCollagen.

Our Market Opportunity

Our rhCollagen represents a platform for the development of products addressing significant opportunities in multiple therapeutic, aesthetic, and other medical markets. We are initially focused on BioInk for use in the 3D printing of tissues and organs, dermal fillers for aesthetics, orthobiologics and advanced wound care markets.

We also see a significant opportunity to use our rhCollagen platform to develop products to address additional indications in these markets as well as in new markets, including cardiovascular, aesthetics to develop next generation of dermal fillers and breast implants, and ophthalmic markets. We believe that the potential addressable market opportunity for products using our technology is even greater than the market size served by currently available collagen-based products, mainly due to continued unmet medical needs and the shortcomings of tissue-derived collagen.

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

Grand View Research Inc. in a report published in March 2018 notes that the global 3D bioprinting market size was valued at $682 million in 2016 and that the global market was expected to reach $2.6 billion by 2024. The growth of the global market is largely driven by increasing large demand of tissues and organs for transplantation and the innovations and advancements in technology for 3D bioprinting. A large number of people across the globe are waiting for an organ or tissue transplant, due to the large gap in demand for organ transplants and donors. This has created traction in the 3D bioprinting industry for developing live tissues and organs. Different companies along with academic institutes and laboratories are investing capital for 3D bioprinting research and development. Some of the other factors driving the growth of the global market include increasing research and development activities and increasing compliance for 3D bioprinting in drug discovery processes. Growing stem cell research and increasing adoption of 3D bioprinting in cosmetic industry are expected to create ample growth opportunities for the global market.

Orthobiologics Market

The global orthopedic device market size is expected to reach USD 47.7 billion by 2026, according to the study performed by Grand View Research, Inc. and published in 2018. The market is anticipated to expand at a CAGR of 3.1% over the forecast period. An aging population, active demographics, innovative technology, and emerging geographic areas are expected to continue to drive growth in the global orthopedic market. Top market segments within orthopedics include reconstructive devices, such as joint replacements; spinal implants and instruments, used to treat joint pain; fracture repair, including the use of plates and screws; and arthroscopy and soft tissue repair, primarily for sports and movement related injuries.

Chronic complex musculoskeletal injuries that are slow to heal pose challenges to physicians and patients alike. Orthobiologics use cell-based therapies and biomaterials to help injuries heal more rapidly with a superior outcome. These products are made from substances that are naturally found in the body, which dynamically interact with the musculoskeletal system to facilitate the healing of bone, cartilage, meniscus, tendons, and ligaments affected by disease or injury. Orthobiologics products are spread across all segments of the larger orthopedic market, generating much of the growth within orthopedics. In 2018, market report issued by Credence Research, Inc. “Orthobiologics Market – Growth, Future Prospects, Competitive Analysis, 2018 – 2026,” the global Orthobiologics market was expected at $4.9 billion in 2017 increasing at a CAGR of 5.7% from 2018 to 2026.

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

The global advanced wound care market is expected to reach $11.5 billion in 2025 from $8.2 billion in 2017. The market is estimated to grow with a CAGR of 4.5% from 2016-2025, according to ResearchAndMarkets July 2018 report. The three major market segments are device-based wound care, comprised of negative-pressure wound therapy and hydrosurgery systems; moist wound care, comprised of dressings that create and maintain a moist environment; and biologics, comprised of bioactive technologies that provide new approaches to debridement and dermal repair and regeneration.

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

Our Strategy

We plan to exploit the unique characteristics of our rhCollagen to develop and commercialize an extensive portfolio of regenerative medicine products. The key elements of our strategy include the following:

●	Position our rhCollagen as the “gold standard” platform technology for collagen-based products in a broad range of markets. We believe that our rhCollagen represents a significant advance in collagen technology, demonstrated by its biofunctionality, high homogeneity, and reduced risk of immune response. Our rhCollagen is a platform technology which can be utilized in a broad range of therapeutic, aesthetic, and other medical applications, as well as in emerging industries such as 3D bioprinting which we believe cannot be adequately addressed with currently available collagen technologies. We intend to expand the awareness of rhCollagen through partnerships and collaborations with leading commercial and academic partners around the world and further clinical trials which we will seek to have published in peer-reviewed journals, as well as through our participation in academic and industry conferences, to position rhCollagen as the “gold standard” platform technology for collagen-based products. We believe our platform technology, and the knowledge and expertise we have gained in its development, will enable the development, both independently and with collaborators, of differentiated products in multiple industries with a short time to market.

●	Establish a regulatory process for rhCollagen-based end products using VergenixSTR and VergenixFG as precedent. We have obtained marketing clearance for our initial products, VergenixSTR and VergenixFG, through CE marking in Europe. The CE mark is a symbol that indicates that a product conforms with all applicable EU requirements and, once affixed, enables a product to be sold within the European Union and other countries that recognize the CE mark, subject to compliance with applicable submission and approval requirements in such countries. We believe this strategy will allow us to gain earlier market access and thereby more rapid industry acceptance for our rhCollagen-based end products, since the timeline to achieve CE marking is generally shorter than the FDA approval route. Utilizing this strategy is expected to result in more physicians gaining exposure to rhCollagen-based products sooner. We are conducting post-marketing surveillance studies of our products, resulting in physicians gaining more hands-on experience with rhCollagen. Should these post-marketing surveillance studies successfully demonstrate the efficacy of our product, we will endeavor to have these results published in peer-reviewed medical journals as a means of expanding the clinical credibility of rhCollagen and rhCollagen-based end products. With respect to VergenixSTR, in January 2019, the FDA responded to the Company’s Pre-RFD regarding product classification and jurisdictional assessment. The FDA’s OCP determined that VergenixSTR should be classified as a combination product and should be assigned to the FDA’s CBER. A Pre-RFD is FDA’s preliminary, nonbinding assessment of (1) the regulatory identity or classification of a product as a drug, device, biological product, or combination product, and (2) which FDA Center (i.e., CBER, CDER, or CDRH) will have primary jurisdiction for the premarket review and regulation of the product. Therefore, this classification and jurisdictional assessment is subject to change. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixSTR in 2019.

●	Utilize collaborative partners and distributors to develop and commercialize our technology and products. We believe the market-leading characteristics of our rhCollagen will create attractive collaboration opportunities for our products, and we intend to selectively establish collaborations and strategic partnerships with respect to our current and future products in order to accelerate their development and commercialization. We intend to create a commercial organization, initially in Europe, with well-established companies whose distribution networks are deeply entrenched. Our commercial organization will be comprised of the distribution networks of our collaboration partners, particularly in the United States and China, as well as local and regional distributors in certain markets.

●	Manufacturing capacity to support commercialization of rhCollagen-based end products. We cultivate the tobacco plants used in the production of our rhCollagen in a network of farms in Israel, and we extract the raw materials used to manufacture our rhCollagen from these tobacco plants. In April 2018, we announced the opening of a manufacturing facility in Israel that is supporting our current commercial needs to manufacture commercial quantities of our rhCollagen and our BioInk in a cost-competitive manner for application in both premium and commodity markets.

●	Expand our pipeline through ongoing development of new products. We intend to continue to develop additional products, both independently and with strategic collaborators, initially in 3D bioprinting of tissues and organs, dermal fillers for aesthetics, orthobiologics and advanced wound care markets and subsequently in other high value markets, based on our rhCollagen. Our product pipeline and our research and development program are expected to yield new products in the coming years. Some of these new products are derivatives of current products, and therefore may benefit from an easier regulatory pathway and shorter time to market, should our current products receive FDA regulatory approval.

●	Advance our leadership position in recombinant protein production through our plant-based technology. We continually seek to expand our knowledge of plant-based protein production systems and introduce improvements into our process. We are shifting production to an enhanced line of tobacco plants with higher collagen yield, along with improvements in the growing and cultivation process as well as collagen extraction and purification. As tissue engineering and regenerative medicine continue to evolve and expand, we expect that the demand for high-quality biomaterials will grow.

Our Products

BioInk for 3D printing of tissues & organs

3D bioprinting is being applied to the field of regenerative medicine to address the need for complex scaffolds, tissues, and organs that are suitable for transplantation. We have developed rhCollagen-based BioInks that are optimized and provides an ideal building block for the three-dimensional bioprinting of tissues and organs.

For that purpose, rhCollagen was modified chemically to adapt the biological molecules for printing such that BioInks keep a controlled fluidity during printing and cure to form hydrogels when irradiated by certain light sources ranging from UV to visible light. The unique viscosity and shear thinning properties of the modified rhCollagen enable the formulation of BioInks that are suitable for different printing technologies including extrusion, ink-jet, Laser Induced Forward Transfer and Stereolithography. The control of chemical modification in combination with illumination energy allows tight control of the physical properties of the resulting scaffolds to match natural tissue properties, from stiff cartilage to soft adipose. BioInks formulated from rhCollagen were evaluated with all major currently available printing technologies and exhibited the required physical properties and excellent support for cells including a series of primary and differentiated human cells.

We believe our BioInk offers ideal characteristics for 3D bioprinting, including:

●	Biocompatibility—supports cell viability and promotes proliferation (e.g. endothelial cells, fibroblasts, keratinocytes, MSCs)

●	Potential safety—has not shown to promote allergic and other tissue reactions

●	Optimized viscosity and gelation kinetics—printability and compatibility with multiple printing technologies

●	Curing with a range of light sources based on specific requirements

●	Controlled degradation profile

●	Controlled rheological properties (e.g. viscosity)

●	Shear thinning properties – compatible with inkjet technology

●	Convenient handling at broad range of temperatures and pH (e.g., maintains liquid properties at RT and above –no gelation)

●	Compatible with different photoinitiators to cover the spectrum of 280-500nm

●	Customized physical properties of the printed constructs that are compatible with natural tissues

We have initiated several research collaborations with biotechnology and medical device companies, as well as academic and research institutions. These collaborations include development of technology for 3D bioprinting of life-saving organs and different tissues, such as cornea, using our BioInk formulations. Our collaborations are generally structured such that our partners provide research funding and purchasing of our BioInk to cover the scope of work, in part or in full. This funding is typically reflected as collaboration revenues in our financial statements. Upon entering into a collaboration, we disclose the financial details only to the extent that they are material to our business and not subject to confidentiality agreements with our partners. Research collaborations with academic or research institutions typically involve both us and the academic partner contributing resources directly to projects, but also may involve sponsored research agreements where we fund specific research programs.

In May 2017, we created a division focused on development of our rhCollagen-based BioInk, following the expansion of our research activities in the field of 3D biologic printing of organs and tissues.

In October 2017, we entered into a work plan with one of the world’s leading medical device companies to develop a prototype of 3D-printed orthopedic implant based on our rhCollagen-based BioInk, and collaboration on this is continuing.

On October 19, 2018, CollPlant entered into the United License Agreement with LB, pursuant to which CollPlant and LB will collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk. Pursuant to the United License Agreement, CollPlant granted to LB and its affiliates, an exclusive, perpetual, royalty-bearing and transferable license of our technology relating to the production and use of our rhCollagen and BioInk for the commercialization of engineered lungs or lung substitutes using 3D bioprinting processes throughout the universe. Further, under the United License Agreement, CollPlant granted to LB and its affiliates, a two-year option to extend the license to engineered organs or organ substitutes of up to three additional organs specified in the United License Agreement (each an “Option Product” and together with lungs, the “Covered Products”). Further, at the end of the option period, LB and its affiliates shall have a one-year right of first refusal to receive an exclusive license under our technology relating to the production and use of our rhCollagen and BioInk for the Option Products. Other than under the United License Agreement, CollPlant has agreed not to conduct, enable or fund any research, development or commercialization, or grant any license, with respect to the Covered Products during the term of the United License Agreement, unless with respect to any Option Product, the option is not exercised and the right of first refusal period expires.

The United License Agreement provides that LB will purchase our BioInk on a non-exclusive basis for use in the development and manufacture of Covered Products and for up to the first two years of the United License Agreement, CollPlant will supply LB with a specified limited quantity of BioInk without charge. The United License Agreement further provides that following effectiveness, LB will build a facility, or engage a manufacturer to build a facility, in the U.S. for the manufacture of our rhCollagen and BioInk and the parties have agreed to collaborate in the design and construction of the facility.

The United License Agreement provides for the payment of an upfront cash payment of $5 million to CollPlant, which was paid to us in November 2018 following effectiveness of the United License Agreement. In addition, the United License Agreement provides for a one-time non-refundable option payment of $3 million per Option Product ($9 million in the aggregate), and up to $30 million of milestone payments payable as follows: (i) $5 million upon completion of the U.S. facility design, (ii) $5 million upon completion of production of a specified amount of BioInk, and (iii) $5 million for FDA marketing approval for each Covered Product (up to $20 million in the aggregate). Further, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustment) for each product commercially sold during the term of the Agreement, a fee for the supply of certain quantities of BioInk to LB, and reimbursement for certain costs related to the U.S. facility and any payment made by CollPlant to the IIA.

Unless earlier terminated, the United License Agreement will continue in effect on a Covered Product-by-Covered Product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a Covered Product in a particular country, and (ii) 12 years from the first commercial sale of such Covered Product in such country. Following expiration (unless earlier terminated), the licenses granted to LB in the Agreement will continue on a fully paid-up, irrevocable basis. The United License Agreement may be terminated early by either party for material breach or bankruptcy. In addition, CollPlant may terminate the United License Agreement in the case of a challenge made by LB, its affiliates or sub-licensees with respect to a CollPlant patent covering a Covered Product or if LB and its affiliates and sub-licensees discontinue development and commercialization of all Covered Products for at least one year. LB may terminate the United License Agreement at any time upon 30 days’ written notice with respect to the entirety of the United License Agreement and upon 30 days’ written notice with respect to its license and other rights under the United License Agreement relating to one or more CollPlant patents, on a patent-by-patent and country-by-country basis.

VergenixSTR—Tendinopathy Treatment

VergenixSTR is a soft tissue repair matrix that combines cross-linked rhCollagen with PRP, a concentrated blood plasma that contains high levels of platelets, a critical component of the healing process. Platelets contain growth factors that are responsible for stimulating tissue generation and repair, including soft tissue repair, bone regeneration, development of new blood vessels, and stimulation of the wound healing process. VergenixSTR serves as a scaffold to support cell proliferation and the release of growth factors. The product is injected into the affected area and forms a viscous gel matrix which serves as a temporary reservoir for PRP in the vicinity of a tendon injury site, holding the platelet concentrate in place at the injured area. The matrix formed has the capabilities to activate the platelets in PRP, thereby releasing growth factors in a controlled manner and controlled biodegradation time, enabling optimal healing.

The following graphic illustrates the VergenixSTR kit and application:

Market for Tendinopathy Treatment

In the European Union, VergenixSTR is intended for the treatment of tendinopathy by promoting healing and repair of tendon injuries in a variety of tendons including the elbow tendon (for treatment of “tennis elbow”), rotator cuffs, patellar tendons, Achilles tendon, and hand tendon.

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

We estimate the size of the target market for VergenixSTR for treating tendinopathy is three million procedures per year, or approximately $2.0 billion. While our initial focus for VergenixSTR is in tendinopathy, VergenixSTR may be applicable to other soft tissue indications such as tendon rupture, meniscus tear, and cartilage repair, as well as in the aesthetic market. Transparency Market Research valued the global orthopedic soft tissue market at $5.6 billion in 2013. Globally, the aging population is playing a major role in increasing the incidence of sports injuries as the reduced flexibility and mobility associated with aging can make the body more prone to injury. Consequently, Transparency Market Research forecasts that the orthopedic soft tissue market will grow to $8.5 billion in 2019, a CAGR of 7.2%. The difficulties associated with healing in an aging population highlight the need for advanced orthobiologics products to serve this market.

VergenixSTR Product Development

As part of the VergenixSTR development, we conducted a number of preclinical studies to validate the treatment protocol and confirm the enhanced healing potential of the treatment. We completed a preclinical study in August 2013 based on an established model of tendinopathy induced in rats by injection of collagenase into the Achilles tendon. The purpose of this study was to demonstrate the healing ability of VergenixSTR in the treatment of injured and inflamed tendons. The control group participating in the VergenixSTR testing was treated with an injection of PRP only. The efficacy of the product was assessed by histology, measuring parameters of healing at different stages. The preclinical study findings demonstrated that VergenixSTR resulted in lower initial inflammatory mononuclear cell levels, which is known to correlate with a reduction in pain. This effect, along with observations on the appearance of mature fibrosis and elimination of early granulated tissue, suggests that VergenixSTR may accelerate the healing of tendons in comparison with the control treatment.

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

Analysis of the injection sites showed significant levels of the growth factors PGDF and VEGF, which corresponds to the healing process, throughout the study period suggesting that VergenixSTR is effective in retaining platelet-related growth factors at the site of tendon injury. The preclinical study results appear to confirm VergenixSTR’s ability to promote an improved healing process through the activity of platelet-related growth factors.

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

In October 2016, we received CE marking certification for VergenixSTR. In January 2019, the FDA responded to the Company’s Pre-RFD regarding product classification and jurisdictional assessment. The FDA’s OCP determined that VergenixSTR should be classified as a combination product and should be assigned to the FDA’s CBER. A Pre-RFD is FDA’s preliminary, nonbinding assessment of (1) the regulatory identity or classification of a product as a drug, device, biological product, or combination product, and (2) which FDA Center (i.e., CBER, CDER, or CDRH) will have primary jurisdiction for the premarket review and regulation of the product. Therefore, this classification and jurisdictional assessment is subject to change. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixSTR in 2019. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH in Munich, Germany, an affiliate of Arthrex, Inc, for VergenixSTR covering Europe, the Middle East, India, and certain African countries. Sales in Europe commenced in the fourth quarter of 2016. In November 2018, we entered into an exclusive distribution agreement with Joinsmart Biomedical Co. for VergenixSTR in Taiwan. The distributor is currently in the process of certification and authorization of VergenixSTR, as required in Taiwan.

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

In March 2018, Arthrex announced results of ACP Tendo, a product for treatment of tendinopathy combining our Vergenix®STR and Arthrex’s platelet reach plasma extraction kit, in a European case series. The safety and performance of ACP Tendo was evaluated for the treatment of tendinopathy in 24 patients in 9 different European locations. The indications included injuries in rotator cuff, Achilles tendon, perneal tendon, tibialis tendon and common extensor tendon. In all treatment groups, patient-recorded-pain decreased after 2 weeks and continued along this trend up to the last follow-up at 6 months. Specifically for rotator cuff and common extensor tendon groups, the functionality was increased over the study period, almost achieving pre-symptom levels after 6 months.

VergenixFG—Wound Filler

VergenixFG is an advanced wound care product based on our rhCollagen. In the European Union, VergenixFG is intended for the treatment of deep surgical incisions and deep wounds, including diabetic ulcers, venous and pressure ulcers, burns, bedsores, and other chronic wounds that are difficult to heal. VergenixFG is designed to be easy to use and to be administrated through a cannula by a doctor or nurse. The VergenixFG formulation provides a scaffold of pure human collagen, an important characteristic in promoting the closure of wounds, that fills the wound bed and is engineered to create maximal contact with the surrounding tissue, which is believed to enhance healing. VergenixFG provides complete coverage of the wound site, facilitates wound closure through an engineered synchronization between scaffold degradation and growth of new tissue, and offers a non-allergenic and pathogen-free scaffold for safe and efficacious wound care therapy. Other flowable gel products are available on the market, but they are based on tissue-derived collagen.

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

We plan on selling VergenixFG at a competitive price to the other advanced healing products in the market. Our initial market for VergenixFG in Europe is chronic wounds, which includes diabetic foot ulcers, venous ulcers, and pressure ulcers. Eucomed has reported there are two million chronic wounds annually in the European Union. We also see the opportunity for expansion of VergenixFG beyond chronic wounds into the treatment of deep surgical incisions. The National Center for Health Statistics reported a total of 51.4 million inpatient surgical procedures took place in the United States in 2010, and we believe at least half of those resulted in a major surgical wound that could benefit from an advanced wound closure product such as VergenixFG to facilitate healing. We estimate that the addressable market for the VergenixFG product within the global advanced wound care market is approximately $3.0 billion.

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

We have completed an open label, single arm, multi-center registration trial of VergenixFG of 20 patients in Israel to demonstrate safety and to evaluate the performance of VergenixFG in patients with hard-to-heal chronic wounds of the lower limbs. Patients enrolled in the trial, received a single treatment of VergenixFG followed by a four-week follow up. Product performance was examined according to several measures, the main one being the percentage of wound closure achieved. The results were published in February 2019 in Wounds, a peer-reviewed journal focusing on wound care and wound research. The paper, titled, “A Novel Recombinant Human Collagen-based Flowable Matrix for Chronic Lower Limb Wound Management: First Results of a Clinical Trial,” presents data from a previously reported independent study conducted by physicians at several wound care medical clinics and hospitals in Israel. Four weeks following treatment, nine wounds closed completely, fifteen wounds exhibited a greater than 70% closure, and the median wound area reduction was 94%. Only one patient failed to respond to treatment. All patients in the study reported a 50% reduction in pain. Further, no significant device-related adverse events were reported throughout the study.

In February 2016, we received CE marking certification for VergenixFG. Since then we have entered into distribution agreements for the distribution of VergenixFG in 20 countries in Europe and Africa.

In April 2017, we announced positive results from post-marketing surveillance of 10 patients treated with VergenixFG, for the treatment of patients with chronic, hard-to-heal wounds in Europe. An analysis of the results found average wound closure rates of 80% within five weeks of treatment.

In July 2017, we announced that we started treatments of acute and chronic wounds using VergenixFG for the first time in Israel, by a large private wound-treatment center in the Tel Aviv metropolitan area.

Dermal Filler

We are currently developing a new dermal filler product line, addressing the need for more innovative aesthetic products to treat wrinkles, and are advancing collaborations with leading companies in 3D bioprinting in the field of medical aesthetics with the goal of positioning CollPlant as a major player in the medical aesthetics market.

We are looking to base our new product line on the combination of hyaluronic acid, a naturally-occurring, moisture-binding compound, with our plant-based, tissue regenerating rhCollagen. We are also expanding our development scope to the field of surgical incisions, and are currently running the proof of concept study in breast and abdominal surgeries with our VergenixFG product.

In May 2018, we filed a provisional patent application with the U.S. Patent and Trademark Office for photocurable dermal fillers comprised of rhCollagen and hyaluronic acid, for the aesthetics market.

During the first quarter of 2019, we supplied the first material order of our rhCollagen into the aesthetics market.

According to Global Market Insights Inc., global dermal filler market will surpass $8.5 billion by 2024. Rising awareness and acceptance regarding several cosmetic procedures in developed and developing regions coupled with increasing disposable income will impel dermal filler market size. Rising awareness about superior benefits coupled with minimal pain involved with the procedure will drive global dermal filler market growth.

The facial line correction application segment accounted for largest market size of $2.5 billion in 2017 and the segment is forecasted to dominate the market throughout the estimation period. An expanding geriatric population across the globe seeking anti-aging and wrinkle treatment is expected to have a high impact on segmental growth. Accelerating demand for numerous beauty enhancement procedures is expected to further support facial line correction segment growth until 2024.

Technology

Our rhCollagen is based upon research conducted by our founder and Chief Scientist, Prof. Oded Shoseyov. We believe our technology is the only viable technology available for the production of recombinant type I human collagen, the most abundant collagen in the human body.

The production of our rhCollagen begins with the creation of genetically engineered cultures that are transferred to selected greenhouses across Israel and continues with the harvesting of tobacco leaves and the processing of such leaves to an extract which then undergoes purification until the completion of the rhCollagen.

Five human genes encoding heterotrimeric type I collagen are introduced into tobacco plants. The three protein chains that make up type I collagen—two α1 protein chains and one α2 protein chain—are encoded by two genes. The other three genes encode the human prolyl-4-hydroxylase (P4Hα and P4Hβ) as well as lysyl hydroxylase 3 (LH3) enzymes. These enzymes are responsible for key post-translational modifications of collagen, and plants co-expressing all five of these vacuole-targeted genes generate intact procollagen. The plants are grown in a greenhouse under strict growing protocols and mature leaves are transported to a protein extraction facility. Upon extraction, pro-collagen is enzymatically converted to atelocollagen using a plant-derived protease. The protein is purified to homogeneity through a cost-effective industrial process taking advantage of collagen’s unique properties that make it soluble at a very low pH.

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

We have developed a large portfolio of configurations and composites based on our rhCollagen that are used to create high-quality products, including our three products, as follows:

Our Development Activities

Development History

Our rhCollagen was first developed as a collaboration among several commercial partners and the Hebrew University of Jerusalem, a major academic institution in Israel, under the direction of Professor Oded Shoseyov. Prof. Shoseyov is a faculty member at the Robert Smith Institute of Plant Science and Genetics at the Hebrew University of Jerusalem. The intellectual property was transferred to our wholly owned subsidiary, CollPlant Ltd.

As part of our regulatory strategy, we first developed and achieved a CE marking for a collagen-based non-invasive dressing, VergenixWD. We pursued a CE mark for this product as a predicate product for achieving in 2016 CE marking for our VergenixSTR and VergenixFG product in the European Union.

Between 2013 and 2017, we developed a surgical matrix, a novel resorbable carrier designed to help accelerate bone healing and formation. The surgical matrix is a novel resorbable carrier composed of rhCollagen and synthetic minerals which is intended to be charged with a bone morphogenetic protein developed by Bioventus for use as a bone graft substitute in bone repair indications such as spinal fusion and trauma. The surgical matrix was developed in collaboration with Bioventus. The collaboration ended in March 2017.

In May 2017, we created a division focused on development of collagen-based biological ink, or BioInk, following the expansion of our research activities in the field of 3D biologic printing of organs and tissues. In October 2018, we entered into the United License Agreement pursuant to which CollPlant and LB will collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

In May 2018, we filed a provisional patent application for photocurable dermal fillers comprising rhCollagen and hyaluronic acid, for the aesthetics market. This application represents an integral part of our Company’s strategy to expand the uses for rhCollagen-based BioInk into new, high value markets. The combination of hyaluronic acid, a naturally-occurring, moisture-binding compound, with our plant-based, tissue regenerating rhCollagen is intended to form the basis for a new dermal filler product line aimed at addressing the need for innovative aesthetic products to treat wrinkles.

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

Future Products

We periodically examine the continued development of other collagen-based products that we have conceived. Each one of our current products offers a platform to product derivatives that can address other indications and contribute to our pipeline and revenues. These derivative products include, for example, the potential use of VergenixSTR for cartilage repair and ACL reconstruction applications and the potential use of VergenixFG for the treatment of deep surgical incisions. Through ongoing research we are also pursuing other platforms for our rhCollagen, such as biomaterial coatings in order to reduce foreign body response and tissue adhesion. We are also in discussions with companies in the field, to develop next generation soft tissue fillers.

Other Recombinant Proteins

As tissue engineering and regenerative medicine continue to evolve and expand, we expect that the demand for high-quality biomaterials will grow. There are a number of other extracellular proteins such as elastin, fibronectin, and different types of collagen which may be produced through our plant production system. Another protein, Resilin, has been produced using another proprietary technology for the production of recombinant proteins. Resilin is a polymeric rubber-like protein secreted by insects to specialized cuticle regions, in areas where high resilience and low stiffness are required. Combining collagen at the nano-scale with Resilin to produce fibers resulted in super-performing fibers with greater tensile strength and elasticity exceeding that of natural collagen fibers. This composite biomaterial could be used in indications where elasticity, strength, and memory shape properties are required, such as tendons, meniscus, and nucleus polyposis.

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

We currently have the ability to produce sufficient quantities of quality recombinant type I human collagen to support our product development activities and the sales of VergenixFG and VergenixSTR and BioInk in Europe until 2021. Our activities are focused on yield improvement, scale-up, and cost reduction.

While our upstream and downstream processes are quite robust and efficient, we continuously invest in further yield improvement and scalability, in order to reduce costs. In order to increase yield, we plan to increase biomass per growing area by using new genetic derivatives, improvement and optimization of growing techniques, and introduction of online controls. Our next-generation tobacco plants have been created through improved genetics and cross-breeding and produce three times the amount of collagen as our first-generation plants. Shifting our growing process from tissue culture techniques to cultivation of plants from seed, which we implemented, is also streamlining the production process and reduce costs. In addition, increased growing areas will reduce overall cost per harvest. We also plan further process optimization of our extraction process to increase yields.

We have an approved in-house purification capability. The purification facility includes clean rooms, logistics support areas, and dedicated production equipment to support the Company’s production demand for the next few years.

Under the United License Agreement, LB is required to build a facility, or engage a manufacturer to build a facility, in the U.S. for the manufacture of our rhCollagen and BioInk in connection with the United License Agreement. CollPlant and LB have agreed to collaborate in the design and construction of the facility, and the parties are collaborating in order to establish the facility. LB is responsible for the costs associated with the establishment of the facility.

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

Sales, Marketing, and Distribution

We sell our BioInk and rhCollagen directly to our business partners, collaborators and selective customers. We anticipate that any products we develop in collaboration with a strategic partner or collaborator, such as organs based on our BioInk for 3D bioprinting, will be marketed by the partner’s sales force.

Until the middle of 2016, our only sales of rhCollagen were to different consumers in the research market. We sell our rhCollagen in the research market under the brand name Collage. Sigma-Aldrich Company distributes Collage in the global research market, which includes, among others, academic institutions and hospitals worldwide. The Collage that we sold to Sigma-Aldrich under this framework is intended only for research laboratories (in vitro) and not for preclinical or clinical (in vivo) uses. We ended our agreement with Sigma-Aldrich effective as of December 31, 2018 and since than we sell our rhCollagen to selective customers.

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

In June 2016, we entered into distribution agreement with an Italian company to distribute VergenixFG in Italy, and in July 2016, we supplied our first order. Subsequently since then we signed distribution agreements to distribute VergenixFG in 20 countries in Europe and Africa. We are currently in discussions with additional distributors in Europe for the commencement of sales of VergenixFG in additional European countries. These potential distributors are active in the wound healing markets and have the existing sales infrastructure in place.

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

Our proprietary end products are marketed, and will be marketed, to physicians, hospitals, and clinics. We plan to expand the awareness of rhCollagen and our rhCollagen-based products to the end users through the publication of clinical trial data as well as marketing studies we may conduct, along with participation in academic and industry conferences. We will also market our rhCollagen to companies who are developing products using collagen and that do not compete with our primary end products. We anticipate entering into collaborations or partnerships with these companies where we would supply them with rhCollagen for use in their products in return for royalties.

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

The primary competitors to our BioInk are potential bio-material inks for 3D biological printing, based on tissue-derived collagens. Manufacturers of these products include, among others, Collagen Solutions and Advanced BioMatrix.

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

Patents

We have a global patent portfolio that is comprised of ten patent families. Almost three dozen of our patent applications have issued as patents or will issue soon, having been allowed by the relevant patent office. We have exclusive ownership of 17 issued patents in our patent family that cover methods of creating collagen-producing plants and two issued patents in our patent family that cover methods of processing recombinant collagen. These issued patents and others that may issue in the future in these patent families, assuming timely payment of annual fees, are expected to expire in 2025. Our patent portfolio also includes patent families that cover production and use of collagen. Our more recently filed patent application, if granted, could provide patent protection for a particular formulation of our rhCollagen and its use in 3D printing until 2038.

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

Trade Secrets and Confidential Information

In addition to patented technology, we rely on our trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we rely on, among other safeguards, confidentiality and invention assignment agreements to protect our proprietary technology, know-how and other intellectual property that may not be patentable or that we believe is best protected by means that do not require public disclosure. For example, we require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment or consulting relationships with us and to disclose and assign to us inventions conceived in connection with their services to us. These agreements also provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances.

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

We may be unable to obtain, maintain, and protect the intellectual property rights necessary to conduct our business and may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For a more comprehensive summary of the risks related to our intellectual property, see “Item 3.D. Risk Factors.”

Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. with respect to our rhCollagen

Under an agreement dated July 13, 2004 among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum, and Prof. Oded Shoseyov (our Chief Scientist), we carried out a research and development project to develop a process for the production of quality human collagen in plants and further developed the resulting products created by us, Professor Shoseyov and Zafrir, for commercial applications. Yissum and Professor Shoseyov have assigned all intellectual property rights developed by Professor Shoseyov and owned by them to us, including the intellectual property rights in connection with the development of the method for production of quality human collagen in plants.

Government Regulation

We are a developer of tissue products which are subject to extensive regulation in the United States, the European Union and other jurisdictions. These regulations govern, among other things, the introduction of new tissue products, the observance of certain standards with respect to the design, manufacture, testing, promotion and sales of the products, the maintenance of certain records, the ability to track devices, the reporting of potential product defects, the import and export of devices, and other matters.

In order to obtain marketing authorization in the United States, we would be subject to extensive regulation by the FDA and other federal, state, and local regulatory agencies. The Federal Food, Drug, and Cosmetic Act, or FD&C Act, the Public Health Service Act, or the PHS Act, and their implementing regulations set forth, among others, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising, and promotion of our products. A failure to comply with relevant requirements may lead to administrative, civil, or criminal sanctions. These sanctions could include the imposition by the FDA of a clinical hold or other suspension on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, or criminal prosecution.

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

Government regulation may delay or prevent testing or marketing of our products and impose costly procedures upon our activities. The testing and approval process, and the subsequent compliance with appropriate statutes and regulations, require substantial time, effort, and financial resources, and we cannot be certain that the FDA or any other regulatory agency will grant approvals for our products or any future product candidates on a timely basis or at all. The policies of the FDA or any other regulatory agency may change and additional governmental regulations may be enacted that could prevent or delay regulatory approval of our products or any future product candidates or approval of new indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative, judicial, or administrative action, either in the United States or abroad.

Approval by Health Authorities

The following is a summary review of the laws and regulations governing our operations. Our products are medical products, and their marketing, once development is complete, is contingent upon approval of the health authorities in every country in which the products will be marketed:

Israel

Our operations are subject to permits from the Ministry of Health on two levels:

●	First, the registration of medical devices, importing and marketing the medical devices and accessories, and issuing the documentation necessary for the export of medical devices from Israel are all supervised by the medical accessories and devices unit, or AMR, of the Ministry of Health.

●	Second, pertaining to research and development, clinical trials in humans are subject to the approval of the Helsinki Committee of the institution conducting the trial, which is governed by the Public Health Regulations (Trials in Human Beings), 1980, including all amendments until 1999, or the Trials in Human Subjects Regulations and are conducted in accordance with the Guidelines for Clinical Trials in Human Subjects issued by the Ministry of Health, or the Guidelines, and the guidelines of the Declaration of Helsinki, or any other approval required by the Ministry of Health. According to the Trials in Human Subjects Regulations and the Guidelines, the Helsinki Committee must plan and approve every experimental process that involves human beings. The Helsinki Committee is an institutional committee that acts in the medical institution where the trial is performed and is the body that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator, submits a trial protocol to the committee on behalf of the requesting party. The committee forwards its decisions regarding the requests for clinical trials that were approved by the committee to the manager of the medical institute and the manager has the authority to approve the requests, and in some cases the additional approval of the Ministry of Health will be required. According to the procedure for medical trials in human beings set forth by the Ministry of Health, the Helsinki Committee will not approve performance of a clinical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (i) the anticipated benefits for the participant in the clinical trial and to the requesting party to justify the risk and the inconvenience involved in the clinical trial to its participant; (ii) the available medical and scientific information justifies the performance to the requested clinical trial; (iii) the clinical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed, and precise manner in the protocol of the clinical trial, conforming with the Declaration of Helsinki; (iv) the risk to the participant in the clinical trial is as minimal as possible; (v) optimal monitoring and follow-up of the participant in the clinical trial; (vi) the initiator, the principal investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the clinical trial, including qualified personnel and required equipment; and (vii) the nature of the commercial agreement with the principal investigator and the medical institute does not impair the adequate performance of the clinical trial.

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

In June 2017, we received AMR approval for VergenixFG and started treating patients in Israel. In March 2018, we received AMR approval for VergenixSTR.

United States

The regulatory process of obtaining product approvals and clearances can be onerous and costly. Foreign companies manufacturing medical devices intended for sale in the United States are required to meet the FDA’s regulatory requirements. The FDA does not recognize the regulatory certification provided by governmental authorities of other countries.

Regulation of Combination Products

The FDA has specified a definition for the term “combination product,” which includes: (1) a product comprised of two or more regulated components, e.g., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are physically, chemically, or otherwise combined or mixed and produced as a single entity; (2) two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products; (3) a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication, or effect and where, upon approval of the proposed product, the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (4) any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

The FDA is divided into various “Centers” by product type such as the Center for Drug Evaluation and Research, or CDER, CBER, or the CDRH. Different Centers review drug, biologic, or device applications.

The FDA is charged with assigning a Center with primary jurisdiction, or a lead Center, for review of a combination product. That determination is based on the “primary mode of action,” or PMOA, of the combination product. Thus, if the PMOA of a device-biologic combination product is attributable to the biologic product, CBER, which is responsible for premarket review of the biologic product, would have primary jurisdiction for the combination product.

The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

After formally establishing the PMOA through an applicant’s Request for Designation, the Center that regulates that portion of the product that generates the PMOA becomes the lead evaluator. When evaluating an application, a lead Center may consult other centers but still retain complete reviewing authority, or it may collaborate with another Center, wherein the lead Center assigns concurrent review of a specific section of the application to another Center, delegating its review authority for that section.

Typically, the FDA requires a single marketing application submitted to the Center selected to be the lead evaluator, although the agency has the discretion to require separate applications to more than one Center. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product or orphan drug exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center. When submitting multiple applications, the applicant may be subject to the payment of two user fees, but a waiver of such fees may be obtained under certain limited circumstances.

The FDA may subject a combination product to two or more sets of legal authorities, e.g., drug/device, biologic/device, drug/biologic drug, but it has the authority to deem one set of legal authorities sufficient. FDA’s standard of review for a combination products application and the applicable legal authority or authorities will depend on a case-by-case basis evaluation of the scientific and technical issues and risk profile relevant to a combination product and its constituent parts. Because of the breadth and complexity of this analysis in each case, no single regulatory paradigm is appropriate for all combination products.

After receiving FDA approval or clearance, an approved or cleared product must comply with postmarket safety reporting requirements applicable to the product based on the application type under which it received marketing authorization. In the case of current good manufacturing practices, or cGMP, the applicant may take one of two approaches: (1) complying with cGMP for each constituent part, or (2) a streamlined approach specific to combination products, subject to certain limitations.

In January 2019, the U.S. Food and Drug Administration, or FDA, responded to the Company’s Pre-RFD regarding product classification and jurisdictional assessment. The FDA’s OCP determined that VergenixSTR should be classified as a Combination Product, specifically a drug/biologic/device product, and should be assigned to the FDA’s CBER. A Pre-RFD is FDA’s preliminary, nonbinding assessment of (1) the regulatory identity or classification of a product as a drug, device, biological product, or combination product, and (2) which FDA Center (i.e., CBER, CDER, or CDRH) will have primary jurisdiction for the premarket review and regulation of the product. Therefore, this classification and jurisdictional assessment is subject to change. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixSTR in 2019. We still include a discussion of FDA’s requirements for approval of and ongoing regulation for drugs, biologics, and medical devices below.

Marketing Authorization for Drugs and Biologics in the U.S.

A new biologic must be approved by the FDA through the biologics license application, or BLA, process before it may be legally marketed in the U.S. A new drug must be approved by the FDA through the new drug application, or NDA, process before it may be legally marketed in the U.S.

The animal and other non-clinical data and the results of human clinical trials performed under an Investigational New Drug, or IND, application and under similar foreign applications will become part of the BLA or NDA.

In the U.S., the FDA regulates biologics under the Public Health Service Act, or PHS Act, and implementing regulations, and under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations, respectively. The U.S. regulates drugs under the FDCA. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, requesting product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug or biologic may be marketed in the U.S. generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, or other applicable regulations;

●	submission to the FDA of an IND which must become effective before human clinical trials may begin;

●	approval by an institutional review board, or IRB, representing each clinical trial site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed biologic for its intended use;

●	preparation and submission of a BLA or NDA to the FDA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and satisfactory completion of any FDA audits of the clinical study sites to assure compliance with GCP, and the integrity of clinical data in support of the BLA or NDA; and

●	FDA review and approval of the BLA or NDA.

Once a biologic or drug product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trials, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, subject selection and exclusion criteria, and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the results of the clinical trials must be submitted at least annually. In addition, timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An institutional review board, or IRB, responsible for the research conducted at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.

●	Phase I: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.

●	Phase II: This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of a biologic or drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate, and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. Before approving a BLA or NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHS Act in particular emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA.

Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMP and other laws. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated. Human clinical trials for biologics and drugs are typically conducted in three sequential phases that may overlap or be combined. If there are two independent modes of action, neither of which is subordinate to the other, the FDA makes a determination as to which center to assign the product based on consistency with other combination products raising similar types of safety and effectiveness questions or to the center with the most expertise in evaluating the most significant safety and effectiveness questions raised by the combination product.

Marketing Authorization for Medical Devices in the U.S.

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

The PMA process is more complex, costly, and time consuming than the 510(k) clearance procedure. A PMA must be supported by extensive data including, but not limited to, technical, preclinical, clinical, manufacturing, control, and labeling information to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. After a PMA is submitted, the FDA has 45 days to determine whether it is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to performance goal review times for PMAs and may issue a decision letter as a first action on a PMA within 180 days of filing, but if it has questions, it will likely issue a first major deficiency letter within 150 days of filing. It may also refer the PMA to an FDA advisory panel for additional review and will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSR, either of which could extend the 180-day response target. A PMA can take several years to complete, and there is no assurance that any submitted PMA will ever be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed. Changes to the device, including changes to its manufacturing process, may require the approval of a supplemental PMA.

If a medical device is determined to present a “significant risk,” the manufacturer may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval of the IDE from the FDA. The IDE must be supported by appropriate data, such as animal and laboratory testing results, and include a proposed clinical protocol. The clinical trials must be conducted in accordance with applicable regulations, including but not limited to the FDA’s IDE regulations and current good clinical practices. A clinical trial may be suspended by the FDA or the sponsor at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the trial. Even if a clinical trial is completed, the results may not demonstrate the safety and efficacy of a device or may be equivocal or otherwise not be sufficient to obtain approval. Medical devices, however, typically rely on one or a few pivotal studies rather than Phase I, II and III clinical trials

Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including, but not limited to, those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patient’s informed consent in a form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations.

The FDA, the IRB, or we could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits or a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Clinical testing may not be completed successfully within any specified period, if at all. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe, the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

In August 2010, we submitted a 510(k) notification to the FDA for VergenixWD, a collagen-based non-invasive dressing. In October 2010, we received notice that the Center for Devices and Radiological Health, or CDRH, which is the FDA center with jurisdiction over medical devices, determined that the product required a submission of a PMA for regulatory approval and not a 510(k). We filed an appeal of this decision which was denied, and in April 2012, the FDA confirmed its previous determination that our product would require PMA approval prior to its marketing in the United States. Most dermal fillers have been traditionally regulated as medical devices. However, similar products have more recently been regulated as biologics by CBER. Therefore, the classification and jurisdictional assessment related to our VergenixWD product is subject to change. We believe that most, if not all, of our products will be subject to the PMA process or will be considered combination products subject to at least some medical device regulations.

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

Post-Approval Regulation of Biologics, Drugs and Medical Devices

After a product is placed on the market, numerous regulatory requirements continue to apply. In addition to the requirements below, adverse event reporting regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Additional regulatory requirements include:

●	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

●	cGMP or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, validation, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

●	clearance of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our approved medical products;

●	notice or approval of product or manufacturing process modifications or deviations that affect the safety or effectiveness of one of our approved medical products;

●	post-approval restrictions or conditions, including post-approval study commitments;

●	post-market surveillance regulations, which apply, when necessary, to protect the public health or to provide additional safety and effectiveness data for the medical product;

●	the FDA’s recall authority, whereby it can ask or, under certain conditions, order device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

●	regulations pertaining to voluntary recalls; and

●	notices of corrections or removals.

Also, quality control and manufacturing procedures must continue to conform to current Good Manufacturing Practices, or cGMP after approval, which includes, among other things, maintenance of a stability program. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive, and record keeping requirements. In addition, changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of product out of specification results and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. The holder of an NDA is responsible for legal and regulatory compliance for advertising and promotion of the drug product. We are required to provide to the FDA copies of all drug promotion at the time of first use and to ensure that all information disseminated conforms to the product’s approved labeling and other FDA regulations and policies.

A biologic product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may, in addition, perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the U.S. Federal Trade Commission, or FTC, and by state regulatory and enforcement authorities. Promotional activities for FDA-regulated products of other companies have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. Furthermore, under the federal U.S. Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. In addition, we are required to meet regulatory requirements in countries outside the United States, which can change rapidly with relatively short notice. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved or uncleared use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Failure by us or by our third-party manufacturers and suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

●	withdrawing 510(k) clearances or PMA approvals that have already been granted;

●	refusing to grant export approval for our products; or

●	criminal prosecution.

Proteins Intended for Therapeutic Use

In the United States, proteins intended for therapeutic use, whether derived from plants, animals, microorganisms, or recombinant versions of these products, are regulated as biological products that have been transferred from the FDA Center for Biologics Evaluation and Research, or CBER, to the Center for Drug Evaluation and Research, or CDER. CDER has regulatory responsibility, including premarket review and continuing oversight over the transferred products. Cellular products, including products composed of human, bacterial, or animal cells, or from physical parts of those cells, remain under the jurisdiction of CDER.

Our products are based on our recombinant type I human collagen, or rhCollagen, a form of human collagen produced with our proprietary plant based genetic engineering technology. Therefore, we believe our underlying platform technology would be regulated as a drug in the U.S.

Regenerative Medicine Advanced Therapy Designation

Under section 3033 of the 21st Cures Act, or Cures Act, a drug is eligible for regenerative medicine advanced therapy (RMAT) designation if (1) the drug is a regenerative medicine therapy, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any Combination Product using such therapies or products, except for those regulated solely under section 361 of the PHS Act and 21 C.F.R. Part 1271, (2) the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. If we pursue U.S. marketing approval for any of our products, we may be able to avail ourselves of this pathway or another expedited pathway.

Human Cells, Tissues, and Cellular and Tissue-Based Products Regulation

Under Section 361 of the PHS Act, the FDA issued specific regulations governing the use of human cells, tissues, and cellular and tissue-based products, or HCT/Ps, in humans. Pursuant to Part 1271 of Title 21 of the Code of Federal Regulations, or Part 1271, the FDA established a unified registration and listing system for establishments that manufacture and process HCT/Ps. The regulations also include provisions pertaining to donor eligibility determinations; current good tissue practices covering all stages of production, including harvesting, processing, manufacture, storage, labeling, packaging, and distribution; and other procedures to prevent the introduction, transmission, and spread of communicable diseases.

The HCT/P regulations strictly constrain the types of products that may be regulated solely under these regulations. Factors considered include the degree of manipulation, whether the product is intended for a homologous function, whether the product has been combined with noncellular or non-tissue components, and the product’s effect or dependence on the body’s metabolic function. In those instances where cells, tissues, and cellular and tissue-based products have been only minimally manipulated, are intended strictly for homologous use, have not been combined with noncellular or nontissue substances, and do not depend on or have any effect on the body’s metabolism, the manufacturer is only required to register with the FDA, submit a list of manufactured products, and adopt and implement procedures for the control of communicable diseases. If one or more of the above factors has been exceeded, the product would be regulated as a drug, biological product, or medical device rather than an HCT/P.

We do not believe that Part 1271 requirements currently apply to us because we are not currently investigating, marketing or selling cellular therapy products in the U.S. If we were to change our business operations in the future, the FDA requirements that apply to us may also change, and we would potentially need to expend significant resources to comply with these requirements.

European Union

Legal Requirements for Medical Devices in the EU

Under the European Union Medical Device Directive, or EU MDD, medical devices must meet the EU MDD requirements and receive a CE marking certification prior to marketing in the European Union, or EU. CE marking is the uniform labeling system of products designed to facilitate the supervision and control of the EU concerning manufacturers’ compliance with the various regulations and directives of the EU and to clarify the obligations imposed in the various legislative provisions in the EU. Use of a uniform product labeling indicates compliance with all of the directives and regulations required for the application of such labeling, and it is effective as a manufacturer’s declaration that the product meets the required criteria and technical specifications of the relevant authorities such as health, safety, and environmental protection. CE marking ensures free trade between the EU and European Economic Area (or EEA) countries (Switzerland, Iceland, Liechtenstein, and Norway) and permits the enforcement and customs authorities in European countries not to allow the marketing of similar products that do not bear the CE marking sign. Such certification allows, among other things, marking the products (according to various categories) with the CE marking and their sale and marketing in the EU.

CE marking certification under the MDD requires the performance of a conformity assessment procedure to establish that a product meets the essential requirements under the MDD. The nature of the conformity assessment procedure and the data required under it - including the question whether or not a clinical investigation of a device is required - depends on the risk class of the respective device. Devices of the lowest risk class, class I, are subject to self-certification by the manufacturer, while devices of higher risk classes, i.e., classes IIa, IIb and III, require a comprehensive quality system program, comprehensive technical documentation and data on the product, which are then reviewed by a Notified Body, or NB. An NB is an organization designated by the national governments of the EU member states to make independent judgments about whether a product complies with the EU MDD requirements and to grant the CE certificate if we, and our product, comply with specified terms. After receiving the CE certificate, we must pass a review carried out by the competent NB annually, under which it audits our facilities to verify our compliance with the ISO 13485 quality system standard. The CE-certificate is a requirement for the declaration of conformity we issue for our medical devices and for our legitimate affixing of the CE-mark to our products.

Compliance with the ISO 13485 standard, for medical device quality management systems, is required for regulatory purposes in the EU with regard to devices of risk class IIa or higher. ISO standards are recognized international quality standards that are designed to ensure that we develop and manufacture quality medical devices. Other countries are also instituting regulations regarding medical devices. Compliance with these regulations requires extensive documentation and clinical reports for all of our products, revisions to labeling, and other requirements such as facility inspections to comply with the registration requirements.

In February 2016, we received the CE certification for VergenixFG, and in October 2016, we received the CE certification for VergenixSTR. In December 2012, we received CE certification for VergenixWD in Europe. VergenixWD was our first medical product based on collagen protein derived from plants that is authorized for sale and marketing in Europe, but we are not currently promoting a marketing strategy for VergenixWD, which is considered a commodity product and is not targeted towards the advanced wound care market, which is our target market.

In February 2019, we received DEKRA (European Union Notified Body) Certification for the manufacturing and purification of our recombinant human collagen, rhCollagen. The Rehovot production facility is now covered by the current CollPlant ISO13485:2016 certification.

On May 27, 2020, the new Regulation Reg. EU No. 745/2017 on Medical Devices (Medical Devices Regulation) will become applicable and replace the existing regulatory framework for medical devices in the EU. The Medical Devices Regulation strengthens the medical devices rules in the EU. In particular, the Medical Devices Regulation will result in several medical devices being classified in higher risk classes and therefore face elevated regulatory requirements. In addition, the Medical Devices Regulation will generally elevate regulatory requirements to medical devices. As a result, it is likely that it will become more difficult to market medical devices and costs incurred for clinical evaluation, conformity assessment and post marketing surveillance will increase. These regulatory changes may adversely affect our business, financial condition, and results of operations or restrict our operations.

Legal Requirements for Drugs in the EU

We do not believe that our products are currently subject to EU or Member States’ regulation on drugs. However, given that our products are highly innovative, a risk remains that regulatory authorities, notified bodies, competitors and/or courts might be of a different opinion. Consequently, there is a risk that discussions might be started with regard to the regulatory status of our products.

If one or more of our current or future products would have the status of a drug under the law of the EU or one or more of its Member States, regulatory requirements for such product(s) would be significantly higher. In particular, a drug can only be placed on the market if it has been authorized by the competent regulatory authority either under the EU centralized procedure, the decentralized or mutual recognition procedure or under a Member State’s national procedure. Marketing authorizations for drugs under all of the different authorization procedures are expensive and time consuming and require the performance of extensive pre-clinical and clinical research. If one or more of our products would be considered drugs by a regulatory authority, notified body or court of the EU or a Member State, it is possible that we would be forced to take the respective product(s) off the market until they have received marketing approval under pharmaceutical law. In addition, this might also lead to administrative fines, criminal prosecution and/or claims raised by customers and/or competitors.

China

China’s medical device market, currently in a rapid state of expansion, is overseen by the National Medical Product Administration, or NMPA (formerly the China Food and Drug Administration). The NMPA issues registration certificates required for all medical devices sold in China. The NMPA uses a risk-based system, and its approval process requires mandatory testing for Class II and III devices. Class II devices are moderate-risk devices and Class III devices are high-risk medical devices. Third-party reviews of devices are currently not allowed in China; only the NMPA is authorized to approve devices. The registration process requires the submission of a registration standard along with device samples for testing. Manufacturers of Class II and Class III medical devices are also required to demonstrate that the device has been approved by the country of origin with documents like a CE certificate, 510(k) letter and PMA approval and compliance with ISO 13485, and they may also be required to submit clinical data in support of their application. In addition to these requirements, all medical device manufacturers must also include product information in Chinese on all packaging and labeling. Manufacturers exporting medical devices to China must appoint several China-based agents to act on their behalf. These include a registration agent to coordinate the NMPA registration process, a legal agent to handle any adverse events reported with a registered device, including a product recall, and an after-sales agent to provide technical service and maintenance support.

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

Other Approvals

Our international operations, as well as being an Israeli company, subject us to laws regarding sanctioned countries, entities, and persons; customs, import-export, and laws regarding transactions in foreign countries; and the U.S. Foreign Corrupt Practices Act and local anti-bribery and other laws regarding interactions with healthcare providers. Among other things, these laws restrict, and in some cases can prevent, United States companies from directly or indirectly selling goods, technology, or services to people or entities in certain countries. In addition, these laws require that we exercise care in structuring our sales and marketing practices in foreign countries.

In addition to the above regulations, we are and may be subject to regulation under country-specific federal and state laws, including, but not limited to, requirements regarding record keeping and the maintenance of personal information, including personal health information. As a public company whose securities will be registered pursuant to the Securities Act, we will be subject to U.S. securities laws and regulations, including the Sarbanes-Oxley Act. We also are subject to other present, and could be subject to possible future, local, state, federal, and non-U.S. regulations in countries in which we will distribute our products.

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

Employees

As of December 31, 2018, we had 40 full-time employees, including ten in research and development, twenty-two in manufacturing and eight in sales, general and administrative positions. Seven of our employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Environmental, Health, and Safety Matters

Our research, development, and manufacturing processes involve the controlled use of certain hazardous materials. Therefore, we are subject to extensive environmental, health, and safety laws and regulations in a number of jurisdictions in Israel, governing, among other things: the use, storage, registration, handling, emission, and disposal of chemicals, waste materials, and sewage; chemicals, air, water, and ground contamination; air emissions; and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials, and sewage. Our operations at our Ness-Ziona manufacturing facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities including local municipal authorities, the Ministry of Environmental Protection, and the Ministry of Health. The Ministry of Environmental Protection, the Ministry of Health, local authorities, and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with various regulations.

These laws, regulations, and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. We believe that our environmental, health, and safety procedures for handling and disposing of these materials comply with the standards prescribed by the controlling laws and regulations. If we fail to comply with such laws, regulations, or permits, we may be subject to fines and other civil, administrative, or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments with respect to third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture, or dispose of), property damage, or contribution claims. These risks are managed to minimize or eliminate associated business impacts. Some environmental, health, and safety laws allow for strict joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition, and results of operations as these kinds of liabilities could exceed our resources. We could be subject to a regulatory shutdown of a facility that could prevent the distribution and sale of products manufactured in such facility for a significant period of time, and we could suffer a casualty loss that could require a shutdown of the facility in order to repair it, any of which could have a material, adverse effect on our business. Although we continuously strive to maintain full compliance with respect to all applicable global environmental, health, and safety laws and regulations, we could incur substantial costs to fully comply with future laws and regulations, and our operations, business, or assets may be negatively affected.

In addition, compliance with laws and regulations relating to environmental, health, and safety matters is an ongoing process and is often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. For instance, Israeli regulations were promulgated in 2012 relating to the discharge of industrial sewage into the sewer system. These regulations establish new and potentially significant fines for discharging forbidden or irregular sewage into the sewage system. We have compliance procedures in place for employee health and safety programs, driven by a centrally led organizational structure that ensures proper implementation, which is essential to our overall business objectives.

We invest resources in creating a green production environment and in the treatment and disposal of waste using environmentally friendly processes. We have received all the necessary permits from the Ministry of Environmental Protection regarding our operations in Yessod Hama’ala and Ness-Ziona. We consult with environmental consultants for direction on environmental issues.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and, except as set forth below, are not aware of any pending or threatened material legal or administrative proceedings against us.

On September 6, 2017, we received a VAT assessment from the Israel Tax Authority according to which we are required to pay tax in the amount of NIS 1.5 million, plus linkage differentials and interest, for the years 2012-2016. We disputed the position of the Israel Tax Authority resulting the latter to increase its VAT assessment and require us to pay tax in the amount of NIS 1.8 million (including linkage differentials and interest) for the abovementioned period. We have appealed the entire assessment to the District Court, in view of our position that we are not liable for the entire tax requirement. A preliminary hearing in the District Court in Lod, Israel is scheduled for May 2019.  Our position relies, among other things, on an agreement signed between us and the Israel Tax Authority in 2011, which allows us to deduct VAT as stated.

C.	Organizational Structure

We currently have one wholly owned subsidiary: CollPlant Ltd., which is incorporated in the State of Israel.

D.	Property, Plant and Equipment

From March 31, 2019, our corporate headquarters and research facilities are located in the Weizmann Science Park in Rehovot, Israel. In November 2018, we entered into a new lease for an aggregate of approximately 13,450 square feet of office and laboratory space. The rent period effectively began on March 31, 2019. The term of the lease is for 65 months, commencing on November 15, 2018 and ending on April 15, 2024, with an option to extend the lease for an additional five years. Monthly rent is NIS 89,000. We have invested, and expect to further invest approximately NIS 3.6 million in improvements in the infrastructure, offices, labs and equipment in our new office space, net of participation by the landlord. From June 2008 to March 31, 2019, we leased an aggregate of approximately 7,653 square feet of office and laboratory space in Ness-Ziona, pursuant to lease agreements which expired, following extensions, on March 31, 2019.

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

The majority of our research and development work is carried out at our offices and research laboratories in Weizmann Science Park, Israel. The plant research process of our rhCollagen is carried out at our site in the north Israel. We use greenhouses for tobacco growing and other development services in several areas in Israel, where we are using subcontractors under several agreements. We produce our rhCollagen and BioInk in our two production sites, in the north of Israel and in Rehovot.

We believe that our existing facilities are adequate for our near-term needs. When our leases expire, we may look for extension periods or alternate space for our operations. We believe that suitable additional or alternative space and area would be available if required in the future on commercially reasonable terms.

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

The share and per share numbers in the following discussion reflect a 1-for-3 reverse share split that we effected on November 20, 2016. We report financial information under IFRS as issued by the International Accounting Standards Board, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Overview

We are a regenerative medicine company focused on developing and commercializing tissue repair products, initially for 3D bioprinting of tissues and organs, dermal fillers for aesthetics, orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen, a form of human collagen produced with our proprietary plant-based genetic engineering technology. We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body and has significant advantages compared to currently available tissue-derived collagens, including improved biofunctionality, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market size for our BioInk, VergenixSTR, VergenixFG and our dermal filler exceeded $8 billion in 2016 and is estimated to reach $12 billion in 2024.

Our rhCollagen-based BioInk for use in the 3D printing of tissues and organs is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, our BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In October 2018, we entered into the United License Agreement, pursuant to which CollPlant and LB will collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

Our VergenixSTR product is a soft tissue repair matrix that combines cross-linked rhCollagen with platelet-rich plasma, or PRP, a concentrated blood plasma that contains high levels of platelets and, in the European Union, is intended for the treatment of tendinopathy. We commenced commercial sales of VergenixSTR in December 2016. Prior to that, in August 2016, we completed an open label, single arm, multi-center clinical trial of VergenixSTR of 40 patients in Israel to demonstrate safety and to evaluate the performance of VergenixSTR in patients suffering from tennis elbow or lateral epicondylitis, an inflammation of the tendons that join the forearm muscles on the outside of the elbow. In October 2016, we received CE marking for VergenixSTR, which is required for a product to be marketed in the European Union, and in November 2016, we entered into an exclusive distribution agreement with Arthrex for VergenixSTR covering Europe, the Middle East, India, and certain African countries. In November 2018, we entered into an exclusive distribution agreement with Joinsmart Biomedical Co. for VergenixSTR in Taiwan. The distributor is currently in the process of certification and authorization of VergenixSTR, as required in Taiwan.

Our VergenixFG product is a wound-filling flowable gel made from our rhCollagen, which in the European Union is intended for treatment of deep surgical incisions and wounds including diabetic ulcers, burns, bedsores, and other chronic wounds. We completed an open label, single arm, multi-center clinical trial of VergenixFG of 20 patients in Israel to demonstrate safety and to evaluate the performance of VergenixFG in patients with hard-to-heal chronic wounds of the lower limbs. In February 2016, we received CE marking certification for VergenixFG, and in July 2016, we supplied our first order in Europe.

To date, we have financed our operations primarily with the net proceeds from private placements and from public offerings of our securities on the TASE, participation in product development collaborations, and government grants from the IIA.

Since our inception, we have incurred significant losses. Our total comprehensive loss was NIS 13.9 million for the year ended December 31, 2018 and NIS 20.9 million and NIS 27.9 million for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2018, we had an accumulated deficit of NIS 184.7 million.

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

Financial Operations Overview

Revenue

Our ability to generate significant revenues depend on the successful commercialization of our rhCollagen-based BioInk, VergenixSTR and VergenixFG. In the year ended December 31, 2018, we reported revenues of NIS 18.0 million ($4.8 million) from the United License Agreement and the sale of rhCollagen-based BioInk in the United States and from the sales of VergenixSTR and VergenixFG in Europe.

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

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our rhCollagen based developed products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 were NIS 16.2 million ($4.3 million), NIS 16.9 million ($4.9 million) and NIS 29.2 million ($7.6 million), respectively. The research and development expenditures on our rhCollagen technology and our products for the year ended December 31, 2018 include royalties expenses to the IIA in the amounts of NIS 3.2 million ($861,000) net of government grants. In the years ended December 31, 2017 and December 31, 2016 these expenses were partly funded in the amounts NIS 2.9 million ($836,000) and NIS 12.4 million ($3.2 million), respectively, by Bioventus and government grants net of royalties expenses. To date we have charged all research and development expenses to operations as they are incurred.

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

Participation by the Israel Innovation Authority. We have received grants from IIA part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Innovation Law and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the Innovation Law and related regulations, royalties of 3% - 6% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2018 totaled approximately NIS 37.4 million ($10.0 million). As of December 31, 2018, we paid NIS 5.5 million ($1.5 million) to the IIA.

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

Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. Our balance sheet liabilities include obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. As a result, our research and development expenses are shown on our financial statements net of the IIA grants, and the participation in research and development expenses are shown on our financial statements net of the provision for IIA royalties. See Note 2G in our consolidated financial statements for the year ended December 31, 2018 for more information.

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

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2018, we have incurred operating losses of approximately NIS 152 million ($41 million) for CollPlant Holdings Ltd. and NIS 12.6 million ($3.4 million) for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

A.	Operating Results

The table below provides our results of operations for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2016	2017	2018	2018
	(NIS in thousands)			(Convenience translation into USD in thousands(1))
Statement of comprehensive loss data:
Revenue	292	1,668	18,034	4,812
Cost of revenue	—	52	1,426	380
Gross Profit	292	1,616	16,608	4,432
Research and development expenses	29,200	16,921	16,213	4,325
Participation in research and development expenses	(12,411)	(2,855)	3,227	861
Research and development expenses, net	16,789	14,066	19,440	5,186
General, administrative, and marketing expenses	11,048	8,303	12,480	3,330
Operating loss	(27,545)	(20,753)	(15,312)	(4,084)
Financial income	93	253	1,650	440
Financial expenses	(441)	(380)	(225)	(60)
Financial (expenses) income, net	(348)	(127)	1,425	380
Comprehensive loss	27,893	20,880	13,887	3,704

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018 at the rate of one U.S. dollar per NIS 3.748.

Revenues

We generated revenues from the sale of VergenixFG, VergenixSTR, and our BioInk, as well as revenues from the United License Agreement in the year ended December 31, 2018 of approximately NIS 18.0 million ($4.8 million) compared to NIS 1.7 million ($481,000) in the year ended December 31, 2017. The increase in revenues in 2018 was primarily due to revenues recognized from the United License Agreement in the amount of NIS 14.7 million ($4.0 million) which comprised of NIS 11.0 million ($3.0 million) from the license and NIS 3.7 million ($1.0 million) from proceeds regarding the payment to the IIA. In addition, we had an increase in revenues from product sales and rendering of services in the total amount of NIS 1.6 million ($427,000).

We generated revenues from the sale of VergenixFG, VergenixSTR, and our BioInk in the year ended December 31, 2017 of approximately NIS 1.7 million ($481,000) compared to NIS 292,000 ($76,000) in the year ended December 31, 2016. The increase in sales in 2017 was due to initial sales of BioInk in the amount of NIS 689,000 ($199,000) and an increase in the volume of VergenixFG and VergenixSTR sales activity which was due to a number of factors including the following: (i) sales for the year ended December 31, 2017 included twelve months of sales activity of VergenixFG and VergenixSTR while the comparable period only included less than six months for VergenixFG as the first commercial sales commenced in July 2016, and less than one month for VergenixSTR as the first commercial sales commenced in December 2016, and (ii) the number of European territories has expanded from two territories for Vergenix FG and Vergenix STR combined in the year ended December 31, 2016 to more than ten territories for VergenixFG and VergenixSTR combined in the year ended December 31, 2017. As the demand for our products has increased, there was no material change in the average product’s sale prices.

Cost of revenue

We incurred cost of revenue in the amount of NIS 1.4 million ($380,000) in the year ended December 31, 2018 compared to NIS 52,000 ($15,000) in the year ended December 31, 2017. Cost of revenue includes mainly the cost of VergenixFG, VergenixSTR, and our rhCollagen based BioInk. The increase in cost of revenue in the amount of NIS 1.3 million ($367,000) is primarily due to the increase in revenues generated from BioInk sales.

Research and Development Expenses

We incurred research and development expenses of NIS 16.2 million ($4.3 million) in the year ended December 31, 2018 compared to NIS 16.9 million ($4.9 million) in the year ended December 31, 2017. The expenses primarily related to the development of our BioInk product, other development projects such as our aesthetics dermal filler and process development in our Rehovot facility. The decrease in the amount of NIS 700,000 ($187,000) is mainly due to reduction in research and development subcontractors expenses.

The participation by parties not affiliated with the Company in the research and development expenses are presented at net and accumulates to NIS 3.2 million ($861,000) in 2018, compared to NIS 2.9 million ($836,000) in 2017. The gross participation in 2018 accumulates to NIS 1.3 million ($347,000) before deduction of royalties’ payments to the IIA in connection with the United License Agreement, in the amounts of NIS 4.7 million ($1.2 million) and income from re-measurement of the liability to the IIA. Excluding the royalties payments, the decrease was in the amount of NIS 1.7 million ($454,000), and is mainly due to a decrease in income from re-measurement of the liability to the IIA amounting to NIS 832,000 ($222,000) and a decrease from termination of the development of the Surgical Matrix Carrier in March 2017, a project that was fully funded by Bioventus amounting to NIS 537,000 (143,000).

Research and development expenses decreased from NIS 16.9 million ($4.9 million) in the year ended December 31, 2017 compared to NIS 29.2 million ($7.6 million) in the year ended December 31, 2016. The expenses primarily related to the development of our BioInk, VergenixSTR and VergenixFG, and other development projects. In addition, expenses include development costs related to the Surgical Matrix Carrier incurred through the end of March 2017. The total decrease in expenses amounting to NIS 12.3 million ($3.5 million) is primarily due to (i) a decrease in subcontractors and consumables expenses attributable to a reduction in the amount of NIS 8.0 million ($2.3 million) in production and product development cost and expenses in the amount of NIS 1.8 ($519,000) million related to the Surgical Matrix Carrier, a project that ended in March 2017, and (ii) a reduction in salaries and amortization of equity-based compensation in the amount of NIS 2.0 million ($577,000) related to a reduction of development staff costs.

The participation by parties not affiliated with the Company in the research and development expenses was NIS 2.9 million ($836,000) in 2017, compared to NIS 12.4 million ($3.2 million) in 2016. The decrease in the amount of NIS 9.5 million ($2.4 million) is mainly due to termination of the development of the Surgical Matrix Carrier in March 2017, a project that was fully funded by Bioventus.

General, Administrative, and Marketing Expenses

We incurred general, administrative, and marketing expenses of NIS 12.5 million ($3.3 million) in the year ended December 31, 2018, compared to NIS 8.3 million ($2.4 million) in the year ended December 31, 2017. The total increase in expenses amounting to NIS 4.2 million ($1.1 million) is primarily due to (i) an increase in legal and professional expenses of NIS 1.6 million ($427,000) related to our US capital market expenses as a Nasdaq traded company, and (ii) an increase in salaries and amortization of equity-based compensation in the amount of NIS 2.6 million ($694,000).

We incurred general, administrative, and marketing expenses of NIS 8.3 million ($2.4 million) in the year ended December 31, 2017, compared to NIS 11.0 million ($2.9 million) in the year ended December 31, 2016. The decrease is primarily attributable to a decrease of NIS 2.7 million ($720,000) related to costs of our fundraising efforts in the U.S. in 2016.

Financial Expenses (Income), Net

Financial income, net, totaled NIS 1.4 million ($380,000) in the year ended December 31, 2018, compared to financial expense, net of NIS 127,000 ($36,000) in the year ended December 31, 2017. The increase in financial income in 2018 as compared to the year 2017 was mainly due to (i) remeasurement of financial instruments amounting to NIS 891,000 ($238,000), and (ii) exchange rate differences in the U.S. dollar exchange rate against the NIS amounting to NIS 759,000 ($203,000), where the U.S. dollar exchange rate increased compared to the NIS, and affected our U.S. dollar currency cash and cash equivalents.

Financial expenses, net, totaled NIS 127,000 ($36,000) in the year ended December 31, 2017, compared to financial expense, net of NIS 348,000 ($90,000) in the year ended December 31, 2016. The decrease in 2017 as compared to the same period in 2016 was due to exchange rate differences in the U.S. dollar exchange rate against the NIS, where the U.S. dollar exchange rate decreased compared to the NIS, and affected our U.S. dollar currency cash and cash equivalents and affected our liability for remaining obligations to the IIA.

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

As of December 31, 2018, grants received were recorded against the related research and development expenses in the statement of comprehensive loss.

As of December 31, 2018, two of our products for the orthobiologics and advanced wound care markets received marketing clearance in Europe. Following the signing of distribution agreements for more than ten different countries and the supply of orders for VergenixFG, and the distribution agreement signed with Arthrex for VergenixSTR, we believe that, as of December 31, 2018, there is reasonable assurance that NIS 1.2 million of royalties will be paid to the IIA and a liability is included in our financial statements as of December 31, 2018.

Development Costs

Development costs are capitalized in accordance with the accounting policy described in Note 2E(3) to our financial statements appearing elsewhere in this Annual Report on Form 20-F. Capitalization of costs is based on management’s judgment about technological and economic feasibility.

Our management believes that as of December 31, 2018, the above conditions were not met; therefore development costs were not capitalized.

Recent Accounting Pronouncements

IFRS 16 Leases

IFRS 16 will replace, upon first-time implementation, the existing guidance in IAS 17—Leases, or IAS 17. The standard sets out the principles for the recognition, measurement, presentation, and disclosure of leases, and is expected to have a material impact mainly on the accounting treatment applied by the lessee in a lease transaction.

IFRS 16 changes the existing guidance in IAS 17 and requires lessees to recognize a lease liability that reflects future lease payments and a “right-of-use asset” in all lease contracts (except for the following exemption), with no distinction between financing and capital leases. IFRS 16 exempts lessees in short-term leases or when the underlying asset has a low value.

IFRS 16 changes the definition of a “lease” and the manner of assessing whether a contract contains a lease.

IFRS 16 is effective retrospectively for annual periods beginning on or after January 1, 2019, taking into account the relief specified in the transitional provisions of IFRS 16. We are assessing the expected impact of IFRS 16 on our financial statements as described in Note 2T(1) to our financial statements.

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

Our recurring operating losses, negative cash flows and current cash position have raised substantial doubt regarding our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2018 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We believe that, based on our current business plan, our existing cash and cash equivalents will be able to maintain our current planned development, manufacturing and marketing activities and the corresponding level of expenditures into the first quarter of 2020. This has led management to conclude in part that substantial doubt about our ability to continue as a going concern exists. In the event we are unable to successfully raise additional capital during or before the end of 2019, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until we are able to obtain sufficient financing. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the years ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017	2018	2018
	(NIS in thousands)			(Convenience translation into USD in thousands(1))
Net cash provided by (used in):
Operating activities	(19,357)	(17,884)	(4,665)	(1,245)
Investing activities	(492)	(447)	(3,603)	(962)
Financing activities	18,486	32,395	9,915	2,647

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018, at the rate of one U.S. dollar per NIS 3.748.

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

Net cash used in operating activities in the year ended December 31, 2018 totaled NIS 4.7 million ($1.2 million) and consisted primarily of (i) a net loss of NIS 13.9 million ($3.7 million), adjusted for non-cash items including depreciation and amortization of NIS 1.5 million ($392,000) and shared-based compensation of NIS 5.2 million, ($1.4 million), and (ii) a net increase in operating assets and liabilities of NIS 4.1 million ($1.1 million), which are mainly attributable to an increase in contract liabilities of NIS 7.3 million ($1.9 million) relating to the United License Agreement, and an increase in inventory of NIS 2.4 million ($628,000) and an increase in trade receivables of NIS 1.6 million ($421,000), all as an outcome of the growth in production and sales activity of BioInk.

Net cash used in operating activities in the year ended December 31, 2017 totaled NIS 17.9 million ($5.2 million) and consisted primarily of (i) a net loss of NIS 20.9 million ($6.0 million), adjusted for non-cash items, including depreciation and amortization of NIS 1.0 million ($288,000) and share based compensation of NIS 5.0 million ($1.4 million), and (ii) a net increase in operating assets and liabilities of NIS 3.1 million ($894,000), which are mainly attributable to a decrease in royalties to the IIA liability of NIS 1.0 million ($288,000), and a decrease in trade payables and long term payable of NIS 2.2 million ($635,000) as a result of the decrease in our development activity with the Surgical Matrix Carrier.

Net cash used in operating activities in the year ended December 31, 2016 totaled NIS 19.3 million ($5.0 million) and consisted primarily of a net loss of NIS 27.9 million ($7.3 million), adjusted for non-cash items including depreciation and amortization of NIS 864,000 ($225,000) and share based compensation of NIS 3.6 million ($936,000), and a net decrease in operating assets and liabilities of NIS 3.9 million ($1.0 million), mainly attributable to an increase in royalties to the IIA liability of NIS 2.2 million ($572,000), an increase in trade payables and long term payable of NIS 2.5 million ($650,000), all as a result of an increase of our development activity with VergenixSTR and the Surgical Matrix Carrier and an increase in inventory of NIS 487,000 ($127,000 million).

Net Cash Used in Investing Activities

Net cash used in investing activities was NIS 3.6 million ($1.0 million) during the year ended December 31, 2018 and NIS 447,000 ($129,000) during the year ended December 31, 2017. The increase in the amount of approximately NIS 3.2 million ($854,000) relates mainly to the purchases of property and equipment in the amount of NIS 3.0 million ($796,000) for the establishment of our production facility in Rehovot, and restricted deposit in the amount of NIS 620,000 ($166,000) against the lease of our new office and labs facility in Rehovot Israel.

Net cash used in investing activities was NIS 447,000 ($129,000) and NIS 492,000 ($128,000) for the year ended December 31, 2017 and 2016, respectively, and related primarily to the purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to approximately NIS 9.9 million ($2.6 million) for 2018 and NIS 32.4 million ($9.3 million) in 2017. In 2018, we consummated equity raises of net NIS 10.0 million ($2.7 million) in return for proceeds from the issuances of securities under the Alpha Purchase Agreement and several private investments of our existing shareholders. In addition we received, net of returns, NIS 168,000 ($46,000) from a loan and made payments of NIS 252,000 ($67,000) for equipment on financing terms.

Cash flow from financing activities in 2017 amounted to NIS 32.4 million ($9.3 million) mainly in return for the issuance of our securities under private purchase agreements, public equity raise and the exercise of warrants.

Net cash provided by financing activities was NIS 32.4 million ($9.3 million) for the year ended December 31, 2017, compared to NIS 18.5 million ($4.8 million) in the year ended December 31, 2016. Proceeds generated by 2017 financing includes NIS 6.8 million ($2.0 million) in return for the issuance of our ordinary shares and warrants in an equity raise in Israel, NIS 3.6 million ($1.0 million) for exercise of warrants, and NIS 22.2 million ($6.4 million) of proceeds from the issuances of securities under the Alpha Purchase Agreement, the Meitav Purchase Agreement, and the Sagy Purchase Agreement, and net of NIS 253,000 ($73,000) of payment made for equipment on financing terms. Cash flow from financing activities in the year ended December 31, 2016 amounted to NIS 18.5 million ($4.8 million) in return for the issuance of our ordinary shares and warrants in an equity raise in Israel.

Cash and Funding Sources

The table below summarizes our sources of funding for the years ended December 31, 2016, 2017 and 2018:

	Issuance of Ordinary Shares and Warrants	Government Grants and Strategic Collaboration	Total	Total
	(NIS in thousands)			(Convenience translation into USD in thousands(1))
Year ended December 31, 2018	9,999	321	10,320	2,753
Year ended December 31, 2017	32,648	2,044	34,692	9,256
Year ended December 31, 2016	19,702	12,411	32,113	8,568

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018 at the rate of one U.S. dollar per NIS 3.748.

Funding Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditures into the first quarter of 2020. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

See above, under Item 5A – “Operating Results.”

D.	Trend Information

We are in a development stage with regard to different 3D BioInks and are in early stages of commercialization for VergenixFG and VergenixSTR in Europe, and our BioInks for customers that develop technologies for 3D bio-printing of tissues and organs. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2018, we do not have any, and during the periods presented, we did not have any, off-balance sheet arrangements.

F.	Contractual Obligations

Our significant contractual obligations as of December 31, 2018 are summarized in the following table.

	Payments due by period
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(NIS in thousands)
Operating lease obligations(1)	2,011	2,166	5,749	8,070	17,996

(1)	Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for six vehicles, which generally run for a period of three years.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. As of December 31, 2018, our balance sheet liability in amount of NIS 1.2 million includes the liability for future royalties payable to the IIA where the maximum royalty amount that would be payable by us, before interest, is approximately NIS 31.8 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Oppenheimer, Weizmann Science Park, P.O. Box 4132, Rehovot 7670104, Israel.

Name	Age	Position
Senior Management
Yehiel Tal	66	Chief Executive Officer
Prof. Oded Shoseyov (1)	62	Founder, Chief Scientist
Eran Rotem, CPA	51	Deputy CEO and Chief Financial Officer
Dr. Ilana Belzer	59	Chief Operating Officer
Dr. Nadav Orr	61	Vice President, Research and Development
Dr. Philippe Bensimon	53	Vice President, Regulatory Affairs and Quality Assurance
Non-Employee Director
Jonathan M.N. Rigby(6)(8)	51	Chairman of the Board and Director
Adi Goldin	44	Director
Dr. Abraham Havron(2)(5)(6)(7)(8)	71	Director
Dr. Gili Hart(2)(3)(4)(5)(6)(7)(8)	44	Director
Scott R. Burell(3)(4)(5)(7)(8)	54	Director
Dr. Elan Penn(2)(3)(4)(5)(6)(7)(8)	67	Director
Dr. Wolfgang Ruttenstorfer(6)(8)	68	Director

(1)	On March 26, 2019, Prof. Shoseyov became our Chief Scientist instead of our Chief Scientific Officer and is no longer considered an office holder under the Companies Law.

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Member of Financial Statements Committee

(5)	External Director under Israeli Law

(6)	Independent Director under Israeli Law

(7)	Member of the Nominating and Corporate Governance Committee

(8)	Independent Director under the Nasdaq Listing Rules

Senior Management

Yehiel Tal has served as our chief executive officer since January 2010. Mr. Tal possesses over 30 years of management experience in the Israeli and American high-tech and biotechnology industries. Prior to joining us, Mr. Tal was the chief executive officer and co-founder of Regentis Biomaterials Ltd. Prior to that Mr. Tal served as vice-president of business development at ProChon BioTech Ltd. He has also served as vice president of marketing and business development at OrthoScan Technologies Ltd. and director of business development and business unit manager at Kulicke and Soffa Industries, Inc. Mr. Tal holds a Bachelor’s and a Master’s degree in mechanical engineering from the Technion, Israel Institute of Technology.

Prof. Oded Shoseyov founded our subsidiary CollPlant Ltd. in 2004, and currently serves as our Chief Scientist since March 2019. Prof. Shoseyov served as our Chief Scientific Officer from August 2008 until March 2019, and a member of our board of directors from May 2010 until October 2016. Prof. Shoseyov is a faculty member of the Hebrew University of Jerusalem. He has extensive experience with plant transformation systems and protein engineering. Prof. Shoseyov has authored or co-authored over 160 scientific publications and is the inventor or co-inventor of 45 patents. Prof. Shoseyov holds a Ph.D. from The Hebrew University of Jerusalem, Israel. Prof. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Awards for Innovative and Applied Research, and The 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation. He is the scientific founder of nine companies, including: SP-Nano Ltd., a nano-biotech company which manufactures SP1-Carbon Nano Tube coated fabrics for the composite industry; CBD-Technologies/FuturaGene, a forestry agro-biotech company that develops and commercializes transgenic trees for the pulp and paper and the bio-fuel industry; Melodea Ltd., a nano-biotech company that develops and manufactures Nano Crystaline Cellulose from sludge for structural foam additives for the paint, printing and packaging industries; and Valentis Nanotech Ltd., a nanotechnology company that develops and manufactures nano-bio-based transparent films for food packaging and agriculture.

Eran Rotem has served as our chief financial officer since January 2012 and, since November 2017, also as our deputy CEO. Mr. Rotem possesses more than 23 years of broad financial and operational experience, primarily with biotechnology and industrial companies. Prior to joining us, Mr. Rotem served as the chief financial officer of Tefron Ltd., an industrial global company traded on both the Tel Aviv Stock Exchange (TASE:TFRN) and on the OTCBB (OTC:TFRFF) in the United States. Before Tefron, Mr. Rotem served as chief financial officer of Healthcare Technologies, Ltd. (NASDAQ:HCTL) and Gamida Ltd., a group of companies that specialize in the development, manufacturing, and marketing of clinical diagnostic test kits, as well as medical equipment and services to the biotechnology and high-tech industries. Prior to joining Healthcare Technologies, Ltd., Mr. Rotem served as a senior manager at Ernst & Young. Mr. Rotem holds a Bachelor’s degree in Accounting and Business Administration from the Tel Aviv College of Management and is a Certified Public Accountant in Israel.

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

Dr. Nadav Orr has served as our vice president of research and development since September 2014. Dr. Orr has over 16 years of experience in research and development, including 12 years in the development of biosurgery products. Prior joining us, Dr. Orr served as the associate director of research and development at Omrix Biopharmaceuticals Ltd., a subsidiary of Ethicon US LLC, part of the Johnson & Johnson family of companies. As part of his role at Omrix, Dr. Orr led an international team in the development of hemostatic combination products and led base business support for production processes and products. Dr. Orr holds a Ph.D. from the Weizmann Institute of Science, Israel.

Dr. Philippe Bensimon has served as our vice president of quality assurance and clinical affairs since February 2011. Dr. Bensimon has 26 years of experience in regulatory affairs, quality assurance and clinical affairs in international medical device companies. Prior to joining us Dr. Bensimon served for 14 years at InterVascular Datascope (now Maquet-Getinge Group), a manufacturer of long-term cardiovascular implants, as director of regulatory affairs, quality assurance, and clinical affairs. Dr. Bensimon also served for five years at 3M Medical as manager of regulatory affairs. Dr. Bensimon holds a PharmD degree from the University of Pharmacy, Marseille, France.

Non-Employee Directors

Jonathan M.N. Rigby has served on our board of directors as chairman since February 2019. Mr. Rigby has served as the President, CEO and a member of the Board of Directors of SteadyMed Ltd, a specialty pharmaceutical company focused on Pulmonary Arterial Hypertension, since August 2011. In 2015, Mr. Rigby led the listing of SteadyMed on Nasdaq; STDY. In August 2018, Mr. Rigby led and closed the sale of SteadyMed to United Therapeutics Corporation (Nasdaq; UTHR). Mr. Rigby currently serves as the President & CEO of SteadyMed, a United Therapeutics Corporation. Mr. Rigby joined the Board of Directors of Xeris Pharmaceuticals in March 2016 and was instrumental in the growth of the company leading to its IPO on Nasdaq (XERS) in June 2018. Mr. Rigby currently serves on the Board of Directors of Xeris Pharmaceuticals and is a member of the Audit Committee and the Chair of the Nominating and Governance Committee. In 2006, Mr. Rigby cofounded Zogenix, Inc., a specialty pharmaceutical company focused on the development and commercialization of CNS and pain products, where he served as the company’s Vice President of Business Development until December 2010. As a member of the senior management team he played an important role in the Nasdaq listing of Zogenix (Nasdaq; ZGNX) in 2010. Between 2002 and 2006, Mr. Rigby held positions of increasing responsibility at Aradigm Corporation, including Vice President of Business Development where he was involved in M&A activities as well as inhalation delivery technology licensing in various therapeutic fields including Pulmonary Arterial Hypertension, or PAH. Between 1995 and 2002, Mr. Rigby held various commercial and business development positions at Profile Therapeutics, UK, where he played a key role in the licensing of inhalation technology that resulted in the approval and launch of an inhalation product to treat PAH. Between 1990 and 1995, he held various sales and marketing positions at large pharmaceutical companies including Merck Sharpe and Dohme, or MSD, and Bristol Myers Squibb, or BMS. Mr. Rigby has a Bachelor of Science Degree, with Honors, in Biological Sciences from Sheffield University, UK, and an MBA from Portsmouth University, UK.

Adi Goldin has served on our board of directors since May 2010, and from May 2016 to January 2018, acted as our chairman. Mr. Goldin has over 15 years of experience in the life science, industrial, and technology industries in the areas of investments, business strategy, deal structure, and company management. For the last 13 years, Mr. Goldin has served as a vice president at Docor International BV and has played a key role in investing, managing, and nurturing technology-driven companies and startups in the information technology, industrial, and life science industries. Mr. Goldin also serves on the board of several portfolio companies of Docor. Until 2010, Mr. Goldin was the chief executive officer of Softlib Ltd., an information technology company. Previously, Mr. Goldin was VP of investments and analysis at Inventech Investment Company Ltd. (TASE: IVTC), where he took an active role in building startup companies and was involved in public offerings, M&A, and various aspects of the capital markets. In addition, Mr. Goldin was part of the teaching staff of the Executive MBA program run by Tel Aviv University. Mr. Goldin participated in the International Marketing and Global Consulting Program, a joint project of the University of Pennsylvania’s Wharton Business School and Tel Aviv University’s Business School. Mr. Goldin is a member of the Israel Bar Association. Mr. Goldin holds Bachelor’s and Master’s degrees in economics, summa cum laude, and an LL.B. in law from Tel Aviv University, Israel.

Dr. Abraham Havron has served on our board of directors since May 2016. Dr. Havron is a 38-year veteran of the biotechnology industry. Between 2011 and 2018, Dr. Havron served as a director at Kamada (NASDAQ: KMDA) where he was initially elected as an external director (within the meaning of the Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. From 2005 to 2013, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President of Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999, and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Since 2014, Dr. Havron has also served on the board of directors of MediWound Ltd. (NASDAQ: MDWD) until June 2017 and Enlivex Theraputics Ltd., a private company. Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Dr. Gili Hart has served on our board of directors since July 2017. Dr. Hart served as the Chief Executive Officer of OPKO Biologics from 2014 and until 2017. From 2011 to 2014, Dr. Hart served as Vice President of Prolor Biotech Ltd. Dr. Hart serves as a director in Enlivex Therapeutics, and Dr. Hart holds a B.Sc degree in Biological engineering and an M.Sc degree from the Weizmann Institute of Science as well as a Ph.D. from the Weizmann Institute of Science.

Scott R. Burell has served on our board of directors since October 2017. Since August 2018, Mr. Burell serves as the Chief Financial Officer of AIVITA Biomedical Systems, Inc., a private biopharmaceutical company. From November 2006 until November 2017, Mr. Burell served as Chief Financial Officer, Secretary and Treasurer of CombiMatrix Corporation (NASDAQ: CBMX). Prior to this, Mr. Burell had served as CombiMatrix’s Vice President of Finance since November 2001 and as its Controller from February 2001 to November 2001. From May 1999 to first joining CombiMatrix in February 2001, Mr. Burell was the Controller for Network Commerce, Inc., a publicly traded technology and information infrastructure company located in Seattle. Prior to this, Mr. Burell spent nine years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. During his tenure in public accounting, Mr. Burell worked with many clients, both public and private, in the high-tech and healthcare markets, and was involved in numerous public offerings, spin-offs, mergers and acquisitions. Mr. Burell is also a member of the Board of Directors of Microbot Medical (NASDAQ: MBOT), an Israeli-based medical device company specializing in the researching, designing, developing and commercializing of transformational micro-robotics medical technologies, and of MER Telemanagement Solutions Ltd., an Israeli-based telecommunications services company. Mr. Burell obtained his Washington state CPA license in 1992 and is a certified public accountant (currently inactive). He holds Bachelor of Science degrees in Accounting and Business Finance from Central Washington University.

Dr. Elan Penn has served on our board of directors since January 2018. Dr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel, since 2001. From 2000 to 2001, Dr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Dr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Dr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Dr. Penn served as vice president of finance and administration of Magic Software Enterprises Ltd. (NASDAQ: MGIC) and, from 2005 to 2014, served as an external director of Magic Software. Dr. Penn previously served as a director of Telkoor Power Supplies Ltd. (TASE: TLCR) and Nexgen Biofuels Ltd. (formerly Healthcare Technologies Ltd) (OTC: NXGN). Dr. Penn holds a B.A. degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Management Science from the University of London.

Dr. Wolfgang Ruttenstorfer has served on the Board of Directors since July 2018. Beginning in 1976, Dr. Ruttenstorfer spent a total of approximately 30 years in various capacities with OMV AG, an integrated oil and gas company headquartered in Vienna, Austria, culminating in his position as chairman of the executive board from 2002 through mid-2011. From 1997 through 1999, Dr. Ruttenstorfer stepped away from OMV to serve as Deputy Finance Minister of Austria. Since 2012, Dr. Ruttenstorfer has been a board member of NIS a.d. Novi Sad, one of the largest, vertically integrated energy companies in southeast Europe, as well as a member of the supervisory board of RHI AG, a leading global supplier of high-grade refractory products, systems and services. Since 2011, he has also served as a member of the supervisory board of Flughafen Wien, AG, the Vienna International Airport. From 2007 through 2011, Dr. Ruttenstorfer lent his expertise to Roche Holding AG, as a member of the board of directors. During the period from 2009 to early 2018, Dr. Ruttenstorfer also served at various times on a number of other supervisory boards, including that of CA Immobilien AG, Telekom Austria AG, and Vienna Insurance Group AG. Dr. Ruttenstorfer received his doctorate from the University of Vienna in Economics and Business.

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

Prof. Shay Soker

Prof. Vicki Rosen

Prof. Abhay Pandit

Prof. Ofer Levy, MD, MCh (Orth)

Joseph M. Lane, MD

Clinical Advisory Board

Joseph M. Lane, MD

Scott Rodeo, MD

Thomas Serena, MD

Gabi Agar, MD

Prof. Ofer Levy, MD, MCh (Orth)

B.	Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses(1)(2) (thousand NIS)	Salaries, fees, commissions, and bonuses(1)(2) (4) (thousand USD)	Value of Options Granted(3) (thousand NIS)	Value of Options Granted(3)(4) (thousand USD)
All senior management and directors as a group, consisting of 13 persons	6,269	1,673	2,680	715

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(2)	Includes cost of salary to two former executive officers who ended their tenure during 2018.

(3)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2018. Assumptions and key variables used in the calculation of such amounts are discussed in Note 14 of our financial statements.

(4)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018, at the rate of one U.S. dollar per NIS 3.748.

In accordance with the Companies Law, the following table presents information regarding compensation of our five most highly paid office holders, namely our Chief Executive Officer, deputy CEO and Chief Financial Officer, Vice President Regulatory Affairs and Quality Assurance, Vice President Research and Development and during the year ended December 31, 2018.

Name and Position	Salary(1) (thousand NIS)	Bonus (thousand NIS)	Consulting Fees (thousand NIS)	Value of Options Granted(2) (thousand NIS)	Total (thousand NIS)	Total (thousand US dollar)(3)
Yehiel Tal, CEO	1,076	260	-	793	2,129	568
Eran Rotem, Deputy CEO & CFO	951	216	-	345	1,512	403
Oded Shoseyov (4)	-	-	384	562	946	252
Philippe Bensimon, VP Reg. Affairs & QA	665	44	-	120	829	221
Nadav Orr, VP R&D	700	80	-	116	896	239

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2018. Assumptions and key variables used in the calculation of such amounts are discussed in Note 14 of our financial statements.

(3)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018, at the rate of one U.S. dollar per NIS 3.748.

(4)	On March 26, 2019, Prof. Shoseyov became our Chief Scientist instead of our Chief Scientific Officer and is no longer considered an office holder under the Companies Law.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, external directors are generally entitled to fixed annual compensation and an additional payment for each meeting attended. We currently pay our directors an annual fee of NIS 29,000 and a per meeting fee of NIS 1,800.

During 2018, we granted Dr. Elan Penn, Dr. Gili Hart, Dr. Abraham Havron and Scott Burell 500,000 options to purchase 500,000 ordinary shares each and, to Adi Goldin 650,000 options to purchase 650,000 ordinary shares, each at an exercise price per option of NIS 0.58 ($0.15). The options vest subject to a vesting period of four years, with a quarter of the options vesting on the first anniversary of the grant date, and the remaining options vesting in equal parts at the end of every quarter thereafter

In January 2019, we granted, subject to shareholders approval, Dr. Elan Penn, Dr. Gili Hart, Dr. Abraham Havron, Scott Burell and Adi Goldin 250,000 options to purchase 250,000 ordinary shares each and, to Dr. Wolfgang Ruttenstorfer 750,000 options to purchase 750,000 ordinary shares each, and to Jonathan M.N. Rigby 12,319,500 options to purchase 12,319,500 ordinary shares, each at an exercise price per option of $0.101. The options vest subject to a vesting period of four years, with a quarter of the options vesting on the first anniversary of the grant date, and the remaining options vesting in equal parts at the end of every quarter thereafter.

Employment and Services Agreements with Senior Management

Yehiel Tal

Mr. Tal has been our chief executive officer since January 2010. Mr. Tal’s current gross monthly salary is NIS 65,000. In addition, Mr. Tal is entitled to social benefits, such as paid annual vacation days, severance pay, annual recreation allowance, manager’s insurance, sick leave, education fund and expenses reimbursement. In addition, we provide Mr. Tal with company’s car and a mobile phone. Mr. Tal’s employment agreement is terminable by either us or Mr. Tal upon 90 days’ prior written notice other than in the case of a termination for cause. Mr. Tal’s employment agreement contains a non-compete obligation for a period of 12 months following termination of his employment, customary provisions regarding confidentiality of information and assignment of inventions. The agreement does not provide for benefits upon the termination of employment, other than payment of salary and benefits during the required notice period. Mr. Tal’s agreement also provides for annual bonus payments based upon criteria determined by the board of directors, as well as special bonuses which may be payable upon the achievement of specified milestones, such as the execution of an income-generating commercial agreement or consummation of an initial public offering (subject to the satisfaction of certain conditions). Mr. Tal’s bonus for the year 2018 was based on Mr. Tal’s achievement of objectives which includes business development and positioning of 3D BioInk as the Company’s growth engine, and for his significant contribution to the Company’s engagement with United Therapeutics Corporation in United License Agreement for 3D bio-printing of solid-organ scaffolds for human transplants. As of March 15, 2019, Mr. Tal held 1,505,875 ordinary shares and 9,573,041 options to purchase 5,691,014 ordinary shares at a weighted average exercise price of NIS 0.99, of which 6,406,166 options are fully vested and 354,375 options will vest by May 19, 2019, and 2,812,500 options will vest over a period of three years from January 14, 2019, in equal parts at the end of every quarter thereafter. In addition, the board of directors approved a grant to Mr. Tal of 2,700,000 options to purchase 2,700,000 ordinary shares, subject to shareholders approval, which will vest over a period of four years with a quarter of the options vesting on January 30, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter.

Eran Rotem

Mr. Rotem has served as our chief financial officer since January 2012 and since November 2017, also as our deputy chief executive officer. Mr. Rotem’s current gross monthly salary is NIS 54,000. In addition, Mr. Rotem is entitled to social benefits, such as paid annual vacation days, severance pay, annual recreation allowance, manager’s insurance, sick leave, education fund and expenses reimbursement. In addition, we provide Mr. Rotem with a leased company car and a mobile phone. Mr. Rotem’s employment agreement is terminable by either us or Mr. Rotem upon 90 days’ prior written notice. Mr. Rotem’s employment agreement contains a non-compete obligation for a period of 12 months following termination of his employment and customary provisions regarding confidentiality of information and assignment of inventions. Mr. Rotem’s employment agreement also provides for a grant of options to purchase up to 150,000 ordinary shares under the 2010 Plan, which will vest subject to certain conditions. The agreement does not provide for benefits upon the termination of employment, other than payment of salary and benefits during the required notice period. Mr. Rotem’s agreement also provides for annual bonus equal to up to two months’ salary based upon successful achievement of objectives determined by our chief executive officer and, in accordance with our compensation policy, within three months from the beginning of each calendar year and approval of our board of directors. Mr. Rotem’s bonus for the year 2018 was based on Mr. Rotem’s achievement of objectives, which includes planning and execution of 2018 fundraising rounds and his role in the United License Agreement. As of March 15, 2019, Mr. Rotem held 7,826,607 options to purchase 5,442,202 ordinary shares at a weighted average exercise price of NIS 0.77, of which 3,951,607 options are fully vested, and 187,500 options will vest by May 19, 2019, and 1,687,500 options will vest over a period of three years from December 27, 2018, in equal parts at the end of every quarter thereafter and 2,000,000 options will vest over a period of four years, with a quarter of the options vesting on January 30, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter.

Prof. Oded Shoseyov

Prof. Shoseyov founded our subsidiary CollPlant Ltd. in 2004, and currently serves as our Chief Scientist since March 2019. Prof. Shoseyov served as our Chief Scientific Officer between August 2008 and March 2019. We entered into written consulting and option agreements with Prof. Shoseyov, and he is currently paid a monthly service fee of NIS 32,000, including VAT. Prof. Shoseyov’s consulting agreement creates an independent contractor relationship between us and therefore does not provide for severance or other employment related benefits. Prof. Shoseyov’s agreement is terminable by either us or Prof. Shoseyov upon 90 days’ prior written notice other than in the case of a termination for cause. Under the provisions of the services agreement we have complete ownership in any invention which is derived from our operations and businesses as well as first rights (for the development and commercialization) in any invention that is not our invention and that may be a result of Prof. Shoseyov’s activity in the course of providing the services with the exceptions of specific inventions defined in the agreement. The services agreement sets a non-compete obligation for a period of two years following the later of the termination of the services agreement, disposal of all of our securities held by Prof. Shoseyov, the termination of Prof. Shoseyov’s membership in our board of directors or termination of any other of Prof. Shoseyov’s engagement with us, and further provisions regarding confidentiality. As of March 15, 2019, Prof. Shoseyov held 2,737,573 ordinary shares and 14,367,904 options to purchase 6,122,635 ordinary shares at a weighted average exercise price of NIS 1.4, of which 10,117,904 options are fully vested and 2,500,000 options will vest over a period of five years from September 22, 2016, in equal parts at the end of every quarter thereafter and 750,000 options will vest over a period of three years from December 27, 2018 in equal parts at the end of every quarter thereafter and 1,000,000 options will vest over a period of four years, with a quarter of the options vesting on January 30, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter.

Dr. Philippe Bensimon

Dr. Bensimon has served as our vice president of regulatory affairs quality assurance and clinical affairs since February 2011. Dr. Bensimon is entitled to a monthly gross salary of NIS 44,000, and to social benefits, such as paid annual vacation days, severance pay, annual recreation allowance, manager’s insurance, sick leave, education fund and expenses reimbursement. In addition, we provide Dr. Bensimon with a leased company car and a mobile phone. Dr. Bensimon’s employment agreement is terminable by either us or Dr. Bensimon upon 60 days’ prior written notice other than in the case of a termination for cause. Dr. Bensimon’s employment agreement contains a non-compete obligation for a period of 12 months following termination of his employment and customary provisions regarding confidentiality of information and assignment of inventions. Dr. Bensimon’s employment agreement also provides for a grant of options to purchase up to 66,667 ordinary shares under the 2010 Plan, which will vest subject to certain conditions. The agreement does not provide for benefits upon the termination of employment, other than payment of salary and benefits during the required notice period. Dr. Bensimon’s agreement also provides for annual bonus payments based upon successful achievement of objectives determined each year by our chief executive officer and in accordance with our compensation policy and approval of our board of directors. Dr. Bensimon’s bonus for the year 2018 was based on Dr. Bensimon’s achievement of objectives which includes product regulation process, and planning and execution of the post marketing surveillance studies in Europe, with regards to the Company’s products. As of March 15, 2019, Dr. Bensimon held 3,400,000 options to purchase 2,166,667 ordinary shares at a weighted exercise price of NIS 0.9, of which 1,953,125 options are fully vested, and 84,375 options will vest by May 19, 2019, and 562,500 options will vest over a period of three years from December 27, 2018, in equal parts at the end of every quarter thereafter and 800,000 options will vest over a period of four years, with a quarter of the options vesting on January 30, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter.

Dr. Ilana Belzer

Dr. Belzer has served as our chief operating officer since October 2015. Dr. Belzer is entitled to a monthly gross salary of NIS 43,000, and to social benefits, such as paid annual vacation days, severance pay, annual recreation allowance, manager’s insurance, sick leave, education fund and expenses reimbursement. In addition, we provide Dr. Belzer with a leased company car and a mobile phone. Dr. Belzer’s employment agreement is terminable by either us or Dr. Belzer upon 60 days’ prior written notice. Dr. Belzer’s employment agreement contains a non-compete obligation for a period of six months following termination of her employment and customary provisions regarding confidentiality of information and assignment of inventions. The agreement does not provide for benefits upon the termination of employment, other than payment of salary and benefits during the required notice period. Dr. Belzer’s agreement also provides for an annual bonus, payable within three months from the beginning of each calendar year, equal to up to two months’ salary based upon the successful achievement of objectives determined by our chief executive officer and in accordance with our compensation policy, subject to approval of our board of directors. As of March 15, 2019, Dr. Belzer held 2,550,000 options to purchase 2,083,333 ordinary shares at a weighted exercise price of NIS 0.61, of which 800,000 options are fully vested and 87,500 options will vest by August 31, 2019, and 562,500 options will vest over a period of three years from December 27, 2018, in equal parts at the end of every quarter thereafter and 1,100,000 options will vest over a period of four years, with a quarter of the options vesting on January 30, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter.

Dr. Nadav Orr

Dr. Orr has served as our vice president of research and development since September 2014. Dr. Orr is entitled to a monthly gross salary of NIS 40,000, and to social benefits, such as paid annual vacation days, severance pay, annual recreation allowance, manager’s insurance, sick leave, education fund and expenses reimbursement. In addition, we provide Dr. Orr with a leased company car and a mobile phone. Dr. Orr’s employment agreement is terminable by either us or Dr. Orr upon 90 days’ prior written notice. Dr. Orr’s employment agreement contains a non-compete obligation for a period of six months following termination of his employment and customary provisions regarding confidentiality of information and assignment of inventions. Dr. Orr’s employment agreement also provides for a grant of options to purchase up to 133,333 ordinary shares under the 2010 Plan, which will vest subject to certain conditions. The agreement does not provide for benefits upon the termination of employment, other than payment of salary and benefits during the required notice period. Dr. Orr’s agreement also provides for annual bonus equal to up to two months’ salary based upon successful achievement of objectives determined by our chief executive officer and in accordance with our compensation policy, within three months from the beginning of each calendar year and approval of our board of directors. As of March 15, 2019, Dr. Orr held 3,250,000 options to purchase 2,316,667 ordinary shares at a weighted average exercise price of NIS 0.67, of which 1,525,000 options are fully vested, 62,500 options will vest by May 19, 2019, and 562,500 options will vest over a period of the next three years from December 27, 2019, in equal parts at the end of every quarter thereafter and 1,100,000 options will vest over a period of four years, with a quarter of the options vesting on January 30, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter.

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

Under our articles of association, our board of directors must consist of at least three and not more than twelve directors, including at least two external directors. Our board of directors has decided to adopt an exemption that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder, such as ourselves, from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee. An amendment to our articles of association that reflects such exemption is subject to shareholders approval, which is pending. Currently our board of directors consists of seven directors, including two external directors. Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our articles of association provide that directors (other than external directors) are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting, in person or by proxy, at that meeting.

We have three types of directors: independent directors, external directors (who are also independent in nature), and “regular” directors. For purposes of complying with the Nasdaq Listing Rules to list the Company’s ADSs on the Nasdaq Capital Market, our board of directors will be comprised of six independent directors (of which two are external directors).

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

External Directors

Under the Companies Law, a public company is required to have at least two directors who qualify as external directors. Regulations promulgated under the Companies Law further provide relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including The Nasdaq Capital Market) with no controlling shareholder, such as ourselves, exempting such companies from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee. We presently have two external directors on our board of directors, but our board of directors has decided to adopt such exemption available to such dual-listed and foreign listed companies with no controlling shareholder. An amendment to our articles of association that reflects such exemption is subject to shareholders approval, which is pending. The appointment of our external directors was made by a resolution of the general meeting of our shareholders, and our external directors are Dr. Gili Hart and Dr. Elan Penn.

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

Under the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of serving as an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint more than half of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

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

The term of office for external directors for companies traded on certain foreign stock exchanges, including the Nasdaq Capital Market, may be further extended, in increments of additional three-year terms, provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company, and provided that (ii) the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders’ meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by an extraordinary general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as possible to appoint a replacement external director.

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

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had, at the date of appointment as external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company, or the most senior financial officer.

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

In general, the external directors must be of Israeli residency (unless the company on which he or she serves had offered shares (or bonds) to the public outside of Israel or are registered on a stock exchange outside of Israel) and must possess the minimal criteria required for the directorship of a “regular” director. In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the ISA or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

For a period of two years from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former external director and (iii) the engagement, directly or indirectly, of such former external director as a provider of professional services for compensation, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

If, at the time at which an external director is appointed, all members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders of the company, are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise.

According to regulations promulgated under the Companies Law, a director with accounting and financial expertise is a director who, due to his or her education, experience, and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has: (i) an academic degree in economics, business management, accounting, law, or public administration; (ii) an academic degree, or has completed other higher education, in the primary field of business of the company or a field which is relevant to his or her position in the company; or (iii) at least five years of experience serving in one of the following capacities, or at least five years cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in a company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Role of Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Jonathan M.N. Rigby to serve as chairman of the board of directors.

Committees of the Board of Directors

Currently, our board of directors has four permanent committees: an audit committee, a compensation committee, financial statements committee and a nominating and corporate governance committee. The first two committees are mandatory and regulated under the Companies Law provisions. A nominating and corporate governance committee has been constituted.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee of a public company must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the company, to a controlling shareholder, or to any entity controlled by a controlling shareholder, any director who derives most of his or her income from a controlling shareholder, nor a controlling shareholder or a relative thereof.

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

Our audit committee consists of Dr. Gili Hart, Dr. Elan Penn and Scott Burell. Dr. Penn and Mr. Burell possess accounting and financial expertise and are both audit committee financial experts as defined by the SEC rules, and all of the members of our audit committee have the requisite financial literacy as defined by the Nasdaq Listing Rules. All audit committee members are “independent” as such term is defined in Rule 10A3(b)(1) under the Exchange Act and under the Nasdaq Listing Rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and to examine the necessity of updating the compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires a special majority. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. Our current compensation policy was approved by our shareholders on March 1, 2018 and will be in effect for a period of three years from the date of approval. We have adopted a new compensation policy which remains subject to shareholder approval. The compensation policy does not, by nature, grant any rights to our directors or officers. The compensation policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the nominating and governance committee, which include:

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

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

Under the Companies Law and the Israeli Securities Law, an Israeli company may indemnify an office holder with respect to the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder: (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment was filed against such office holder as a result of such investigation or proceeding and (b) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (ii) in connection with a monetary sanction;

●	expenses associated with an administrative procedure, as defined in the Israeli Securities Law, conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if, and to the extent, provided in the company’s articles of association:

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

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law and our articles of association, to the extent that these liabilities are not covered by insurance.

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

See “Item 4.B. Business Overview―Employees.”

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

In May 2010, we adopted the 2010 Plan, an option plan for employees and senior officers, and as part of the acquisition of CollPlant Ltd., all of the options under the Employee Share Ownership and Option Plan (2004) of CollPlant Ltd. were substituted with and assumed by options under our 2010 Plan, while any restriction periods under Sections 102(b)(2) and 102(b)(3) of the Israeli Income Tax Ordinance, or the Ordinance, were calculated as of their original grant date. The 2010 Plan allows us to grant options to purchase our ordinary shares to our officers, employees, and consultants. The 2010 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. As of March 15, 2019, our employees, officers, and consultants hold an aggregate of 55,919,792 options to purchase 35,613,931 ordinary shares under the 2010 Plan. In addition, on January 30, 2019, our board of directors approved the grant of 17,019,500 options to purchase 17,019,500 ordinary shares subject to shareholders approval. As of March 15, 2019, 7,464,183 options to purchase an aggregate of 2,488,061 ordinary shares had been exercised and transferred to the beneficial holders. The 2010 Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance, or the Ordinance, mainly Sections 102 and 3(i), which affords certain tax advantages to Israeli employees, officers, and directors that are granted options in accordance with its terms. Section 102 of the Ordinance allows employees, directors, and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Sections 102(b)(2) and 102(b)(3) of the Ordinance, which provide the most favorable tax treatment for grantees, permit the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director, or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, our ability to deduct an expense with respect to the issuance of the options or shares might be limited. Section 3(i) of the Ordinance does not provide for similar tax benefits.

The plans may be administered by our board of directors either directly or upon the recommendation of a committee appointed by our board of directors.

The compensation committee recommends to the board of directors, and the board of directors determines or approves, the eligible individuals who receive options under the plan, the number of ordinary shares covered by those options, the terms under which such options may be exercised, and other terms and conditions of the options, all in accordance with the provisions of the plans. Option holders may not transfer their options except in the event of death or transfer to an Administrator in accordance with law in the event of the absence of legal competency. Our compensation committee or board of directors may, at any time, amend or terminate each of the plans; however, any amendment or termination may not adversely affect any options or shares granted under such plan prior to such action.

The option exercise price is determined by the compensation committee, following the approval of the board of directors, and specified in each option award agreement. In general, and according to our compensation policy, the option exercise price is the market value of the shares on the date of grant in accordance to the ADS market value traded on the Nasdaq Capital Market.

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

In the event of (i) a sale of all or substantially all of our assets or (ii) our consolidation or merger in which we are not the ongoing or surviving corporation, then, and unless otherwise determined in the agreement or by the board, we shall be entitled to determine that all of the outstanding unexercised options held by or for the benefit of any grantee shall be assumed or substituted for an appropriate number of options of the successor company, provided that the aggregate amount of the exercise price for such options shall be equal to the aggregate amount of the exercise price of our unexercised options held by each grantee at such time. With respect to the grants that were made since October 2017, the above acceleration provision was amended in a manner that the options’ vesting is fully accelerated upon the occurrence of a M&A Transaction or Reorganization: (1) “M&A Transaction” shall mean a “merger” as such term or term of similar nature is defined in the Israeli Companies Law of 1999, as well as (i) a sale of 50% or more of the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if more than 50% of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; (ii) a sale of all or more than 50% of the shares of the share capital of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement; (iii) an issuance of shares of the Company, whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement, that results in the offeree holding more than 50% of the share capital of the Company; or (iv) a merger, consolidation or like transaction of the Company with or into another corporation including a reverse triangular merger, but excluding a merger which falls within the definition of Reorganization; and/or (2) “Reorganization” shall mean any re-domestication of the Company, share flip, creation of a holding Company for the Company which will hold all, or 50% or more, of the shares of the Company or any other transaction involving the Company in which the ordinary shares of the Company outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares that represent, immediately following such transaction, at least a majority, by voting power, of the share capital of the surviving, acquiring or resulting corporation and in which there is no material change to the interests held by the shareholders of the Company prior to such transaction and thereafter.

The Board may also determine that in the occurrence of a Fund-Raising Transaction (as defined below), that all of the outstanding and unexercised options held by or for the benefit of any grantee shall become fully vested. Such determination shall be specifically determined in the grantee’s letter of grant. “Fund-Raising Transaction” shall mean the raise by the Company of at least $10 million by way of public offerings and/or private placements of equity securities by one transaction or more, except in the event of issuance of equity securities in connection with the grant in exchange for services or as part of a commercial transaction.

In the event of termination of the employment or the director or service-provider relationship by us or by a related company within 12 months after a significant event in which the options were assumed, then the unvested portion of the options shall become fully vested and shall remain exercisable for a period of three months following the termination or notice of termination. For such purposes, a “Significant Event” would include our consolidation or merger with or into another corporation in which we are the ongoing or surviving corporation or in which, the ongoing or surviving corporation (or, if such transaction is effected through a subsidiary, the parent of such ongoing or surviving corporation) assumes the option or substitutes it with an appropriate option in the surviving corporation (or in the parent as aforesaid) in the manner set forth above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2019 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 15, 2019. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Owned**
Senior Management and Directors
Jonathan M.N. Rigby (1)	-	-
Adi Goldin (2)	539,806	*
Abraham Havron (3)	156,250	*
Scott Burell (3)	156,250	*
Dr. Gili Hart (3)	156,250	*
Dr. Elan Penn (3)	156,250	*
Dr. Wolfgang Ruttenstorfer (4)	-	-
Yehiel Tal (5)	4,500,639	2.3%
Eran Rotem (6)	1,832,827	*
Oded Shoseyov (7)	6,506,041	3.3%
Philippe Bensimon (8)	822,917	*
Nadav Orr (9)	680,208	*
Ilana Belzer (10)	438,542	*
All senior management and directors as a group (13 persons)	15,945,980	7.9%
More than 5% Shareholders
Meitav Dash Investment Ltd.(11)	49,824,367	24.3%
Docor Levi Lassen BV(12)	10,609,639	5.5%
Ami Sagy(13)	46,377,017	23.2%
Alpha Capital Anstalt(14)	9,700,000	4.9%

*	Less than 1%

**	Based on 190,735,668 ordinary shares outstanding

(1)	Does not include 12,319,500 options to purchase 12,319,500 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026, the issuance of which is subject to shareholders’ approval.

(2)	Consists of: (i) 118,000 ordinary shares, (ii) 656,042 options to purchase 218,681 ordinary shares at an exercise price of NIS 1.80 per share and expiring on July 7, 2025, and (iii) 203,125 options to purchase 203,125 ordinary shares at an exercise price of NIS 0.58 per share and expiring on January 14, 2025. Does not include 250,000 options to purchase 250,000 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026, the issuance of which is subject to shareholders’ approval.

(3)	Consists of 156,250 options to purchase 156,250 ordinary shares at an exercise price of NIS 0.58 per share and expiring on January 14, 2025. Does not include 250,000 options to purchase 250,000 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026, the issuance of which is subject to shareholders’ approval.

(4)	Does not include 750,000 options to purchase 750,000 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026, the issuance of which is subject to shareholders’ approval.

(5)	Consists of (i) 1,505,875 ordinary shares, (ii) 153,041 options to purchase 51,014 ordinary shares exercisable at an exercise price of NIS 0.90 per share and expiring on May 3, 2020, (iii) 5,315,625 options to purchase 1,771,875 ordinary shares exercisable at an exercise price of NIS 1.80 per share and expiring on July 31, 2025, and (iv) 1,171,875 options to purchase 1,171,875 ordinary shares exercisable at an exercise price of NIS 0.58 per share and expiring on January 14, 2025. Does not include 2,700,000 options to purchase 2,700,000 ordinary shares at an exercise price of $0.101 per and expiring on January 30, 2026, the issuance of which is subject to shareholders’ approval.

(6)	Consists of (i) 450,000 options to purchase 150,000 ordinary shares exercisable at an exercise price of NIS 1.90 per share and expiring on October 20, 2021, (ii) 126,607 options to purchase 42,202 ordinary shares exercisable at an exercise price of NIS 0.90 per share and expiring on May 3, 2020, (iii) 2,812,500 options to purchase 937,500 ordinary shares exercisable at an exercise price of NIS 1.80 per share and expiring on May 15, 2025, and (iv) 703,125 options to purchase 703,125 ordinary shares exercisable at an exercise price of NIS 0.58 per share and expiring on December 26, 2024. Does not include 2,000,000 options to purchase 2,000,000 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026 that vest in more than 60 days of March 15, 2019.

(7)	Consists of (i) 2,737,573 ordinary shares, (ii) 2,258,813 options to purchase 752,938 ordinary shares at an exercise price of NIS 2.07 per share and expiring on February 16, 2021, (iii) 109,091 options to purchase 36,364 ordinary shares at an exercise price of NIS 0.90 per share and expiring on May 3, 2020, (iv) 8,000,000 options to purchase 2,666,667 ordinary shares at an exercise price of NIS 1.80 per share and expiring on July 31, 2025, and (v) 312,500 options to purchase 312,500 ordinary shares at an exercise price of NIS 0.58 per share and expiring on December 26, 2024. Does not include 1,000,000 options to purchase 1,000,000 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026 that vest in more than 60 days of March 15, 2019.

(8)	Consists of (i) 200,000 options to purchase 66,667 ordinary shares exercisable at an exercise price of NIS 4.17 per share and expiring on October 20, 2021, (ii) 300,000 options to purchase 100,000 ordinary shares exercisable at an exercise price of NIS 1.32 per share and expiring on May 3, 2020, (iii) 1,265,625 options to purchase 421,875 ordinary shares exercisable at an exercise price of NIS 1.80 per share and expiring on May 18, 2025, and (iv) 234,375 options to purchase 234,375 ordinary shares exercisable at an exercise price of NIS 0.58 per share and expiring on December 26, 2024. Does not include 800,000 options to purchase 800,000 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026 that vest in more than 60 days of March 15, 2019.

(9)	Consists of (i) 400,000 options to purchase 133,333 ordinary shares exercisable at an exercise price of NIS 0.76 per share and expiring on September 8, 2024, (ii) 937,500 options to purchase 312,500 ordinary shares exercisable at an exercise price of NIS 1.80 per share and expiring on May 18, 2025, and (iii) 234,375 options to purchase 234,375 ordinary shares exercisable at an exercise price of NIS 0.58 per share and expiring on December 26, 2024. Does not include 1,100,000 options to purchase 1,100,000 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026 that vest in more than 60 days of March 15, 2019.

(10)	Consists of (i) 612,500 options to purchase 204,167 ordinary shares exercisable at an exercise price of NIS 1.80 per share and expiring on August 31, 2025, and (ii) 234,375 options to purchase 234,375 ordinary shares exercisable at an exercise price of NIS 0.58 per share and expiring on December 26, 2024. Does not include 1,100,000 options to purchase 1,100,000 ordinary shares at an exercise price of $0.101 per share and expiring on January 30, 2026 that vest in more than 60 days of March 15, 2019.

(11)	Based partially on information contained in a Schedule 13G/A filed with the SEC on February 7, 2019 jointly by Meitav Dash Investments Ltd. and Meitav Dash Provident Funds and Pension Ltd. Consists of (i) 35,197,200 ordinary shares, (ii) 8,181,500 warrants to purchase 2,727,167 ordinary shares exercisable at an exercise price of NIS 1.20 per share and expiring on May 31, 2019, and (iii) a warrant to purchase 11,900,000 ordinary shares exercisable at an exercise price of NIS 0.80 per share and expiring on March 7, 2023.

(12)	To our knowledge, consists of (i) 9,847,639 ordinary shares, and (ii) 2,286,000 warrants to purchase 762,000 ordinary shares exercisable at an exercise price of NIS 1.20 per share and expiring on May 31, 2019. The ordinary shares are, to our knowledge, being held as follows: 5,543,305 by Docor Levi Lassen BV and 4,304,334 by its parent company, Docor International BV. To our knowledge, the Van Leer Foundation Group holds voting and dispositive control over the shares beneficially owned by Docor Levi Lassen BV and Docor International BV.

(13)	Based partially on information contained in a Schedule 13D filed with the SEC on February 11, 2019 by Ami Sagy. Consists of (i) 37,001,350 ordinary shares, (ii) 227,000 warrants to purchase 75,667 ordinary shares exercisable at an exercise price of NIS 1.2 per share and expiring on May 31, 2019, and (iii) a warrant to purchase 9,300,000 ordinary shares exercisable at an exercise price of NIS 0.80 per share and expiring on March 7, 2023.

(14)	To our knowledge, consists of (i) 6,173,840 ordinary shares, and (ii) 70,523 ADSs representing approximately 3,526,160 ordinary shares issuable upon exercise of prepaid warrants. Pursuant to the terms of certain warrants, the holder cannot convert such warrants if it would beneficially own, after any such conversion, more than 4.99% of the outstanding ordinary shares. The percentage in the table above gives effect to the blocker. Excludes (i) 770,561 ADSs representing approximately 38,528,063 ordinary shares issuable upon exercise of prepaid warrants within 60 days of March 15, 2019, and which are subject to the foregoing blocker, and (ii) 49,607,407 ordinary shares issuable upon exercise of a warrant. Konrad Ackerman has voting and dispositive power over the securities owned by Alpha.

Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 50 ordinary shares. As of March 15, 2019, BNY held 188,498,000 ordinary shares representing 99% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, from March 15, 2015 to March 15, 2019, the ownership percentage of Meitav Dash increased by 5.7% from 18.6% to 24.3%, the ownership percentage of Docor Levi Lassen BV decreased by 3.1% from 8.6% to 5.5% during such period, the ownership percentage of Ami Sagy increased by 16.4% from 6.8% to 23.2%. See “Item 7.B. Related Party Transactions” and “Item 10.C. Material Contracts” below for additional information.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2016.

U.S. dollar translations of NIS amounts are translated using the rate of NIS 3.748 to one U.S. dollar, the exchange rate reported by the Bank of Israel for December 31, 2018. All share amounts have been adjusted to give effect to the 1 for 3 reverse share split effected on November 20, 2016 while maintaining the exercise price of each option and warrant in effect prior to November 20, 2016, such that each option or warrant will be exercised for one third of one ordinary share of the Company. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

Issuances of Securities

●	On June 9, 2016, in a financing we issued and sold 11,267,833 ordinary shares at a price per share of NIS 1.05 ($0.3), as well as 33,803,500 Series K warrants to purchase 11,267,833 ordinary shares at an exercise price of NIS 0.60 ($0.17) per warrant, for gross proceeds of NIS 11.8 million ($3.3 million). In addition, under the terms of the underwriting agreement, we issued 2,728,000 Series K warrants to purchase 909,333 ordinary shares to the Israeli underwriters in the transaction under the same conditions set out above. The following owners of our ordinary shares participated in these offerings: Docor Levi Lassen BV acquired 762,000 ordinary shares and 2,286,000 Series K warrants, and Meitav Dash acquired 2,727,167 ordinary shares and 8,181,500 Series K warrants.

●	On February 12, 2017, we completed a public offering in which we sold 21,152,000 ordinary shares at a price per share of NIS 0.34, as well as 10,576,000 Series L warrants to purchase 10,576,000 ordinary shares at an exercise price of NIS 0.36 ($0.10) per warrant, for gross proceeds of NIS 7,191,680 ($2,037,880). The warrants were exercisable at NIS 0.36 per warrant until June 13, 2017. In addition, we issued 941,400 Series L warrants to purchase 941,400 ordinary shares to the underwriters in the transaction under the same conditions set out above. The following owners of our ordinary shares participated in these offerings: Meitav DS Investments Ltd, Docor International BV, Docor Levi Lassen BV, and Adi Goldin. During the second quarter of 2017, 10,055,464 Series L warrants were exercised into 10,055,464 ordinary shares at an exercise price of NIS 0.36 for each warrant resulting in NIS 3,618,000 ($1,025,220) in gross proceeds. 1,461,936 Series L warrants that were not exercised expired on June 14, 2017.

●	On August 22, 2017, we issued to David Tsur, our former Chairman, 221,000 options to purchase 221,000 ordinary shares without an exercise price as well as an additional 265,000 options to purchase 265,000 ordinary shares with an exercise price of NIS 0.33 each.

●	On September 6, 2017, we entered into the Alpha Purchase Agreement with Alpha, pursuant to which we agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue and sell to Alpha in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, ordinary shares and a Debenture, for a purchase price of $2,000,000, (ii) at the second closing, ordinary shares and/or a Debenture for a purchase price of $2,000,000 and (iii) at the third closing, ordinary shares and/or a Debenture, and a warrant to purchase 49,607,407 ordinary shares for a purchase price of $1,000,000. The first closing occurred on October 26, 2017, the second closing occurred on December 31, 2017, and the third closing occurred on April 30, 2018. For further information, see “Item 10. Additional Information—C. Material Contracts—Alpha Financing.”

●	On November 8, 2017, we entered into the Meitav Purchase Agreement with Meitav Dash, pursuant to which we agreed, upon the terms and subject to the conditions of the Meitav Purchase Agreement, to issue and sell to Meitav Dash in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, 9,500,000 ordinary shares, for a purchase price of NIS 3,800,000 ($1,013,874), (ii) at the second closing, 2,400,000 ordinary shares for a purchase price of NIS 960,000 ($256,137), provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of our share capital and (iii) at the third closing for no additional consideration, warrants exercisable into 9,500,000 ordinary shares, and if the second closing has occurred, additional warrants exercisable into 2,400,000 ordinary shares. The first and second closings occurred on December 26, 2017 and the third closing occurred on March 7, 2018. For further information, see “Item 10. Additional Information—C. Material Contracts—Meitav Dash Financing.”

●	On November 9, 2017, we entered into the Sagy Purchase Agreement with Ami Sagy pursuant to which we agreed, upon the terms and subject to the conditions of the Sagy Purchase Agreement, to issue and sell to Ami Sagy in a private placement, certain of our securities in two tranches, as follows: (i) at the first closing, 9,300,000 ordinary shares, for a purchase price of NIS 3,720,000 ($992,529) and (ii) at the second closing for no additional consideration, warrants exercisable into 9,300,000 ordinary shares, or the Sagy Warrants. The first closing occurred on December 26, 2017 and the second closing occurred on March 7, 2018. For further information, see “Item 10. Additional Information—C. Material Contracts—Ami Sagy Financing.”

●	On December 7, 2017, our board of directors approved the grant of 16,050,000 options to purchase 16,050,000 ordinary shares at an exercise price of NIS 0.58 ($0.15) per option to certain officers, directors and employees. On January 14, 2018, our shareholders approved the grant to the directors and to our CEO.

●	On January 18, 2018, we entered into Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 4,344,340 ordinary shares for an aggregate of NIS 2,172,170 ($579,554) to the following three investors as follows: (i) Alpha entered into a Security Purchase Agreement for the purchase and sale of 1,275,340 ordinary shares for NIS 637,670 ($170,136); (ii) Ami Sagy entered into a Security Purchase Agreement for the purchase and sale of 2,046,000 ordinary shares for NIS 1,023,000 ($272,946); and (iii) Docor International BV entered into a Security Purchase Agreement for the purchase and sale of 1,023,000 ordinary shares for NIS 511,500 ($136,473). Closing occurred on January 25, 2018.

●	On July 26, 2018, we entered into a Securities Purchase Agreement with Ami Sagy for the purchase and sale, in a private placement, of 11,125,000 ordinary shares for an aggregate purchase price of NIS 4,561,250 (approximately $1.2 million). Closing occurred on July 31, 2018.

Agreements with Yissum

We have entered into certain agreements with Yissum, in which Prof. Oded Shoseyov, our Chief Scientist, who served as our Chief Scientific Officer until March 26, 2019, has or might have a personal interest, including an agreement dated July 13, 2004 with respect to the intellectual property rights relating to our rhCollagen. See “Item 4.B. Business Overview— Intellectual Property—Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. with Respect to Our rhCollagen,” and see “Item 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law.”

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

On April 20, 2015, we entered into a consortium agreement with several international companies and academic institutions, outlining the framework of a tissue research and development project using nanotechnology, our rhCollagen, and stem cell technology. The project is expected to last approximately three years. The Hebrew University of Jerusalem together with Yissum and Prof. Oded Shoseyov and the project manager on behalf of Yissum, will also take part in the project.

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

Rights of Appointment

Our current board of directors currently consists of seven directors. See “Item 6.A.—Directors and Senior Management.” Currently serving directors that were appointed (other than the external directors) will continue to serve pursuant to their appointment until the next annual meeting of shareholders.

The Alpha Purchase Agreement provided for certain board appointment rights. On the first closing, we were required to appoint two directors selected by Alpha (out of a seven-member board), and on the second closing, we were required to appoint one director selected by Alpha (out of an eight-member board). At the first closing, Alpha selected Scott Burell to serve on the board, and in June 2018, Alpha selected Dr. Wolfgang Ruttenstorfer to serve on the board.

Registration Rights

In connection with the first closing of the Alpha financing, we entered into a Registration Rights Agreement with Alpha. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC within 45 days from the date of the Registration Rights Agreement to register the resale of our ordinary shares held by Alpha that were issued in the private placement including ordinary shares underlying the Debentures, Warrants and pre-paid warrants and to maintain the effectiveness thereunder. We also agreed to use best efforts to have the registration statement declared effective within 105 days from the date of the Registration Rights Agreement and use best efforts to keep the registration statement continuously effective until the earlier of (i) the date after which all of the securities to be registered thereunder have been sold, or (ii) the date on which all the securities to be registered thereunder may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 under the Securities Act.

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

Options

We have granted options to purchase our ordinary shares to certain of our officers and directors. See “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.” We describe our option plans under “Item 6.E. Share Ownership” and “Item 7.A. Major Shareholders.”

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

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

On January 31, 2018, our ADSs commenced trading on the Nasdaq Capital Market under the symbol “CLGN.” Our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, and quoted on the OTCQB from May 26, 2017 to January 30, 2018.

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

Under our articles of association, our board of directors must consist of not less than three but no more than twelve directors, including two external directors, as required by the Companies Law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Companies Law. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. Our board of directors has decided to adopt an exemption that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder, such as ourselves, from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee. An amendment to our articles of association that reflects such exemption is subject to shareholders approval, which is pending. See “Item 6.A. Directors and Senior Management—External Directors.” for more information.

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

Voting Rights

Quorum Requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy, or written ballot who hold or represent between them at least 20% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum. See “Item 16G.—Corporate Governance Practices” for more information.

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

Registration Rights

In connection with the first closing of the Alpha financing, we entered into a Registration Rights Agreement with Alpha. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC within 45 days from the date of the Registration Rights Agreement to register the resale of our ordinary shares held by Alpha that were issued in the private placement including ordinary shares underlying the Debentures, Warrants and pre-paid warrants and to maintain the effectiveness thereunder. We also agreed to use best efforts to have the registration statement declared effective within 105 days from the date of the Registration Rights Agreement and use best efforts to keep the registration statement continuously effective until the earlier of (i) the date after which all of the securities to be registered thereunder have been sold, or (ii) the date on which all the securities to be registered thereunder may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 under the Securities Act.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would, as a result, hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

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

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether, in its opinion, there exists a reasonable concern that, as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

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

February 2017 Financing

On February 12, 2017, we completed a public offering in which we sold 21,152,000 ordinary shares at a price per share of NIS 0.34, as well as 10,576,000 Series L warrants to purchase 10,576,000 ordinary shares at an exercise price of NIS 0.36 ($0.10) per warrant, for gross proceeds of NIS 7,191,680 ($1,918,804). The warrants were exercisable at NIS 0.36 per warrant until June 13, 2017. In addition, we issued 941,400 Series L warrants to purchase 941,400 ordinary shares to the underwriters in the transaction under the same conditions set out above. The following owners of our ordinary shares participated in these offerings: Meitav Investments Ltd, Docor International BV, Docor Levi Lassen BV, and Adi Goldin, the Chairman of the Company’s board of directors.

During the second quarter of 2017, 10,055,464 Series L warrants were exercised into 10,055,464 ordinary shares at an exercise price of NIS 0.36 for each warrant resulting in NIS 3,618,000 ($965,315) in gross proceeds. 1,461,936 Series L warrants that were not exercised expired on June 14, 2017.

Alpha Financing

On September 6, 2017, we entered into the Alpha Purchase Agreement with Alpha, pursuant to which we agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue and sell to Alpha in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, ordinary shares and a Convertible Debenture, or Debenture, for a purchase price of $2,000,000, (ii) at the second closing, ordinary shares and/or a Debenture for a purchase price of $2,000,000, and (iii) at the third closing, ordinary shares and/or a Debenture, and the Alpha Warrant, for a purchase price of $1,000,000.

Alpha Purchase Agreement

At each closing, the number of ordinary shares issuable was calculated by dividing the applicable purchase price by NIS 0.36144, subject to adjustment for share splits, share dividends, and the like, and with respect to each of the first and second closings, an additional 3,458,408 ordinary shares are issuable for no cash consideration; provided that to the extent that the purchaser’s ownership of ordinary shares, together with any of its affiliates, would exceed a beneficial ownership limitation of 4.99%, then Alpha may, at its option, elect to apply the applicable purchase price to the purchase of Debentures.

We completed the first closing on October 26, 2017, which resulted in the issuance to Alpha of an aggregate of 7,280,000 ordinary shares and a Debenture in the principal amount of $1,375,144 for gross proceeds of $2,000,000. We completed the second closing on December 31, 2017, which resulted in the issuance to Alpha of a Debenture in the principal amount of $2,000,000. Upon the listing of our ADSs on the Nasdaq Capital Market, the Debentures automatically converted into a pre-paid warrant to purchase 786,455 ADSs representing 39,322,742 ordinary shares. During July and August 2018, Alpha exercised a portion of such pre-paid warrant into 165,000 ADSs representing 8,250,000 ordinary shares. We completed the third closing on April 30, 2018, which resulted in the issuance to Alpha of a pre-paid warrant to purchase 9,921,482 ordinary shares represented by 198,430 ADSs and the Alpha Warrant to purchase up to 49,607,407 ordinary shares represented by 992,149 ADSs, at an exercise price of NIS 36.14 per ADS ($10.28 per ADS), for gross proceeds of $1 million.

Under the Alpha Purchase Agreement, Alpha was granted a right of participation in certain future offerings until October 26, 2018. In addition, the Alpha Purchase Agreement contains full-ratchet anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

The Alpha Purchase Agreement provides for the following restrictions on future issuances of securities (subject to certain exempt issuances): (i) until the 24 month anniversary of the second closing or the applicable date of termination of the Alpha Purchaser Agreement pursuant to the terms therein, if applicable, (as the case may be), we are prohibited from effecting a variable rate transaction, (ii) until the 12 month anniversary of the third closing, we are prohibited from issuing any equity securities that include any anti-dilution protection (other than customary anti-dilution protection for share splits, dividends and the like), and (iii) until the 12 month anniversary of the second closing or the applicable date of termination of the Alpha Purchaser Agreement pursuant to the terms therein, if applicable, (as the case may be), we are prohibited from issuing any equity securities for an effective price per share less than the effective per ordinary purchase price, subject to adjustment for share splits, dividends and the like.

The Alpha Purchase Agreement further provides for certain board appointment rights. On the first closing, we were required to appoint two directors selected by Alpha (out of a seven-member board) and on the second closing, we were required to appoint one director selected by Alpha (out of an eight-member board), each who shall serve as directors at least until the end of our 2018 annual general meeting. At the first closing, Alpha selected Scott Burell to serve on the board, and in June 2018, Alpha selected Dr. Wolfgang Ruttenstorfer to serve on the board.

We were required under the Alpha Purchase Agreement to use commercially reasonable efforts to take the necessary steps to transition to dual-listing reporting format with a view to delisting our ordinary shares from the TASE and to list the ADSs on the Nasdaq Capital Market. We delisted our ordinary shares from the TASE, and the last date of trading of our ordinary shares was on October 29, 2018.

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

Debentures

In connection with the first and second closings, we issued Debentures in an aggregate principal amount of $3,375,144. As stated above, upon the listing of our ADSs on the Nasdaq Capital Market, the Debentures automatically converted into a pre-paid warrant to purchase 786,455 ADSs representing approximately 39,322,742 ordinary shares.

The Debenture issuable had a maturity date of five years from the date of issuance and is interest-free. The Debenture was convertible at any time at the option of the holder into ADSs at a conversion price of the US dollar equivalent, as for the Debenture issued in the first and second closing, of NIS 15.3897 and, for the Debenture issued in the third closing, of NIS 18.0719 (each calculated in accordance with the rate of exchange of NIS 3.586 per US$1.00) per ADS. In addition, the Debenture was mandatorily convertible at the then effective conversion price without regard to any beneficial ownership limitation if (i) the ADSs or our ordinary shares are approved for listing on the Nasdaq Capital Market, and (ii) certain equity conditions are met, including, among other things, an effective registration covering a minimum number of ordinary shares held by the holder or that all the ordinary shares or ADSs held by the holder may be sold under Rule 144 without volume or manner-of-sale restrictions or current public information requirements; provided that the holder could elect to convert the Debenture in whole or in part to a pre-paid warrant to purchase such number of ADSs otherwise issuable upon mandatory conversion of the Debenture. The pre-paid warrant may be exercised on a cashless basis at any time. The pre-paid warrant is subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, pro-rata distributions and fundamental transactions. In addition, we entered into a side letter with Alpha pursuant to which any ordinary shares or ADSs issued upon exercise of a pre-paid warrant are subject to full-ratchet anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the applicable conversion price of the Debenture.

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

The Debenture was an unsecured, general obligation and ranks pari passu with other unsecured and unsubordinated liabilities. As stated above, upon the listing of our ADSs on the Nasdaq Capital Market, the Debentures automatically converted into pre-paid warrants to purchase 786,455 ADSs representing approximately 39,322,742 ordinary shares.

Warrant

At the third closing, we issued the Alpha Warrant to purchase 49,607,407 ordinary shares represented by 992,149 ADSs. The Alpha Warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 36.14379 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise). The Alpha Warrant may be exercised on a cashless basis if after the one-year anniversary of issuance there is no effective registration statement covering the resale of the ADSs underlying the Alpha Warrant.

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

Registration Rights Agreement

In connection with the first closing of the Alpha financing, we entered into a Registration Rights Agreement with Alpha. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC within 45 days from the date of the Registration Rights Agreement to register the resale of our ordinary shares held by Alpha that were issued in the private placement including ordinary shares underlying the Debentures, Warrants and pre-paid warrants and to maintain the effectiveness thereunder. We also agreed to use best efforts to have the registration statement declared effective within 105 days from the date of the Registration Rights Agreement and use best efforts to keep the registration statement continuously effective until the earlier of (i) the date after which all of the securities to be registered thereunder have been sold, or (ii) the date on which all the securities to be registered thereunder may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 under the Securities Act.

Meitav Dash Financing

On November 8, 2017, we entered into a securities purchase agreement, or the Meitav Purchase Agreement, with Meitav Dash, pursuant to which we agreed, upon the terms and subject to the conditions of the Meitav Purchase Agreement, to issue and sell to Meitav Dash in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, 9,500,000 ordinary shares, for a purchase price of NIS 3,800,000 ($1,013,874), (ii) at the second closing, 2,400,000 ordinary shares for a purchase price of NIS 960,000 ($256,136), provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of our share capital, and (iii) at the third closing for no additional consideration, warrants exercisable into 11,900,000 ordinary shares, or the Meitav Warrant.

Meitav Purchase Agreement

 We completed the first and second closings on December 26, 2017 which resulted in the issuance to Meitav Dash of an aggregate of 11,900,000 ordinary shares for gross proceeds of NIS 4,760,000 ($1,270,010) and we completed the third closing on March 7, 2018 which resulted in the issuance to Meitav Dash of a warrant to purchase 11,900,000 ordinary shares represented by 238,000 ADSs.

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

Meitav Warrant

At the third closing, which we completed on March 7, 2018, we issued the Meitav Warrant exercisable into 11,900,000 ordinary shares, represented by 238,000 ADSs. The warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 40 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise).

The Meitav Warrant is subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, pursuant to a side letter, the ordinary shares or ADSs issuable upon exercise of the Meitav Warrant are subject to full-ratchet anti-dilution protection until the second anniversary of the first closing in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

Ami Sagy Financing

On November 9, 2017, we entered into the Sagy Purchase Agreement with Ami Sagy, pursuant to which we agreed, upon the terms and subject to the conditions of the Sagy Purchase Agreement, to issue and sell to Ami Sagy in a private placement, certain of our securities in two tranches, as follows: (i) at the first closing, 9,300,000 ordinary shares, for a purchase price of NIS 3,720,000 ($992,529), and (ii) at the second closing for no additional consideration, the Sagy Warrant exercisable into 9,300,000 ordinary shares.

Sagy Purchase Agreement

We completed the first closing on December 26, 2017 which resulted in the issuance to Ami Sagy of an aggregate of 9,300,000 ordinary shares for gross proceeds of NIS 3,720,000 ($992,529), and we completed the second closing on March 7, 2018 which resulted in the issuance to Ami Sagy of a warrant to purchase 9,300,000 ordinary shares represented by 186,000 ADSs.

The Sagy Purchase Agreement contains full-ratchet anti-dilution protection until the second anniversary of the first closing in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

The Sagy Purchase Agreement also contains representations and warranties and covenants provisions customary in transactions of this nature.

Sagy Warrant

At the second closing, which we completed on March 7, 2018, we issued to Ami Sagy the Sagy Warrant exercisable into 9,300,000 ordinary shares. The Sagy Warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 40 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise).

The Sagy Warrant is subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, pursuant to a side letter, the ordinary shares or ADSs issuable upon exercise of Sagy Warrant are subject to full-ratchet anti-dilution protection until the second anniversary of the first closing in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

January 2018 Financing

On January 18, 2018, we entered into Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 4,344,340 ordinary shares for an aggregate of NIS 2,172,170 ($579,554) to the following three investors as follows: (i) Alpha entered into a Security Purchase Agreement for the purchase and sale of 1,275,340 ordinary shares for NIS 637,670 ($170,136); (ii) Ami Sagy entered into a Security Purchase Agreement for the purchase and sale of 2,046,000 ordinary shares for NIS 1,023,000 ($272,946); and (iii) Docor International BV entered into a Security Purchase Agreement for the purchase and sale of 1,023,000 ordinary shares for NIS 511,500 ($136,473). Closing occurred on January 25, 2018.

July 2018 Financing

On July 26, 2018, we entered into a Securities Purchase Agreement with Ami Sagy for the purchase and sale, in a private placement, of 11,125,000 ordinary shares for an aggregate purchase price of NIS 4,561,250 (approximately $1.2 million). Closing occurred on July 31, 2018.

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

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 23% as of 2018. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or Innovation Law, and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on income generated from products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. In July 2017, new regulations came into force. According to the new regulations, the royalties range between 1.3-5% depending on the company’s size and sector. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

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

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), holds, directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2018 and thereafter) on real capital gains derived from the sale of listed shares.

As of January 1, 2019, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 649,500 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 649,500 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). As of January 1, 2012 and thereafter, the tax rate applicable to such dividends is generally 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time the dividend is received or at any time during the preceding 12-month period, the applicable tax rate is 30%. Dividends paid from income derived from Preferred Enterprises and Preferred Technology Enterprises will generally be subject to income tax at a rate of 20%.

As of January 1, 2019, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 649,500 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 649,500 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid to an Israeli resident individual shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate.

Notwithstanding the above, dividends paid to an Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

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

Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

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

Material U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to an investment in the ADSs and ordinary shares. This summary deals only with ADSs and ordinary shares that are held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and does not address tax considerations of holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, individual retirement and tax-deferred accounts, persons holding ADSs or ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction, or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders (as defined below) who own, directly, indirectly, or constructively, 10% or more of our outstanding stock, by vote or value. The summary set forth below relating to U.S. holders (as defined below) is applicable only to such U.S. holders (i) who are residents of the United States for purposes of the United States-Israel Tax Treaty, (ii) whose ordinary shares or ADSs are not, for purposes of the United States-Israel Tax Treaty, effectively connected with or attributable to a permanent establishment in Israel, and (iii) who otherwise qualify for the full benefits of the United States-Israel Tax Treaty. The discussion below is based upon the Code, final, temporary and proposed Treasury regulations promulgated thereunder, applicable administrative rulings and judicial interpretations thereof, and the United States-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local, or non-U.S. tax laws. Furthermore, we will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ADSs or ordinary shares and can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or will be sustained in a court if challenged.

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

Distributions on Ordinary Shares or ADSs

Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. holders are required to include in gross income the amount of any distribution paid on ordinary shares or ADSs to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares or ADSs exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. holder’s tax basis for the ordinary shares or ADSs to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares or ADSs for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. holders. A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares or ADSs are listed on an established securities market in the United States (which includes the Nasdaq Capital Market). In addition, a non-corporate U.S. holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares or ADSs if (a) such U.S. holder has not held the ordinary shares or ADSs for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. holder has diminished its risk of loss with respect to ordinary shares or ADSs (for example, by holding an option to sell the ordinary shares or ADSs) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

Corporate U.S. holders generally will not be allowed a deduction for dividends received from us.

The amount of a distribution with respect to our ordinary shares or ADSs equals the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any cash distributions paid in NIS equals the U.S. dollar value of the NIS on the date of distribution based upon the exchange rate in effect on such date, regardless of whether the NIS are converted into U.S. dollars at that time, and U.S. holders who include such distribution in income on such date will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder generally will not recognize a foreign currency gain or loss. However, if the U.S. holder converts the NIS into U.S. dollars on a later date, the U.S. holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source income for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the Israeli tax withheld on distributions on our ordinary shares or ADSs. U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. Distributions paid on our ordinary shares or ADSs will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation.

Disposition of Ordinary Shares or ADSs

Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” upon the sale, exchange or other disposition ordinary shares or of ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares or ADSs. The adjusted tax basis in an ordinary share or ADS generally will be equal to the cost of such ordinary share or ADS. The capital gain or loss realized on the sale, exchange, or other disposition of ordinary shares or ADSs will be long-term capital gain or loss if the U.S. holder held the ordinary shares or ADSs for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will generally apply to non-corporate U.S. holders. Any gain or loss realized by a U.S. holder on the sale, exchange, or other disposition of ordinary shares or ADSs generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received (or certain inclusion amounts were taken into account) by the U.S. holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Disclosure of Reportable Transactions

If a U.S. holder sells or disposes of the ordinary shares or ADSs at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. holder may be required to file a disclosure statement with the IRS. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2018, we do not expect to be a PFIC for our 2018 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2019 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares or ADSs, then unless an election has been made by a U.S. holder to be taxed under one of the alternative regimes discussed below, gain recognized by a U.S. holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distribution with respect to the ordinary shares or ADSs in excess of 125% of the average of the annual distributions received by a U.S. holder during the preceding three years or such U.S. holder’s holding period, whichever is shorter. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold the ordinary shares or ADSs and our non-United States subsidiary is also a PFIC, a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors about the application of the PFIC rules to our subsidiary.

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

Notwithstanding the default PFIC rules described in the preceding paragraphs, certain elections may be available that would result in alternative tax consequences; i.e., the “qualified electing fund” or “QEF” election and the “mark to market” election. If a U.S. holder makes a timely and valid mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. holder’s tax basis in the ordinary shares or ADSs will be adjusted to reflect the income or loss resulting from the mark-to-market election. Any gain recognized on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election and any loss in excess of such amount will be treated as capital loss). The mark-to-market election is available only if we are a PFIC and the ordinary shares or ADSs are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. The ordinary shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (i) a U.S. securities exchange that is registered with the Securities and Exchange Commission, (ii) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (iii) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (a) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors, and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced; and (b) the rules of such non-U.S. exchange effectively promote active trading of listed shares. No assurance can be given that the ADSs will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder. We have delisted our ordinary shares from the Tel Aviv Stock Exchange and the last date of trading of our ordinary shares was on October 29, 2018. Therefore, U.S. holders are not currently able to make a mark-to-market election with respect to our ordinary shares. A mark-to-market election will not apply to ordinary shares or ADSs held by a U.S. holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Such election will not apply to any PFIC subsidiary that we own. Each U.S. holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to the ordinary shares or ADSs.

Another way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. holder to make a QEF election. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. We are not obligated and do not currently intend to provide the information necessary to make a QEF election and thus it is not expected that a QEF election will be available for U.S. holders of the ordinary shares or ADSs if we were a PFIC in any prior year, the current year or any future year.

U.S. holders should consult their tax advisors to determine under what circumstances these elections would be available and, if available, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. holder holds ordinary shares or ADSs in any year in which we are treated as a PFIC, the U.S. holder will be required to file IRS Form 8621 and may be subject to certain other information reporting requirements.

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

Medicare Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on all or a portion of their “net investment income,” which generally results from dividends and dispositions of ordinary shares or ADSs. U.S. holders should consult their tax advisors with respect to the applicability of the 3.8% Medicare tax to their income and gains, if any, resulting from their investment in the ordinary shares or ADSs.

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

Non-U.S. Holders of Ordinary Shares or ADSs

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

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

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

We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholder of ordinary shares registered pursuant to a registration statement on Form F-1, Registration Number 333-214188, which was declared effective on January 30, 2018. All net proceeds from the sale of the ordinary shares represented by ADSs will go to the selling shareholder. We may receive proceeds from the exercise of a warrant to purchase 49,607,407 ordinary shares represented by ADSs, or the Alpha Warrant, and issuance of the underlying ADSs to the extent that the Alpha Warrant is exercised for cash. The Alpha Warrant may, however, be exercisable on a cashless basis under certain circumstances. If the entire Alpha Warrant were exercised for cash in full, the proceeds would be approximately $10.3 million.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Deputy CEO & Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2018 and 2017.

The following table provides information regarding fees paid by us to Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2017	2018
(USD in thousands)
Audit fees (1)	135	135
Tax fees(2)	8	16
All other fees	—	—

Total	143	151

(1)	The audit fees for the years ended December 31, 2018 and 2017 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiary, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2018 and 2017 were for services related to tax advice, including assistance with tax audit.

Pre-Approval of Auditors’ Compensation

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

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the Nasdaq Capital Market are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, compensation, policy, company’s auditors, and an internal auditor. This is the case even if our shares are not listed on the Tel Aviv Stock Exchange. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of the ADSs on the Nasdaq Capital Market. Under the Nasdaq Listing Rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Nasdaq Capital Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We intend to rely on this “home country practice exemption” with respect to the following Nasdaq Listing Rules:

●	Quorum requirements. As permitted under the Companies Law pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 20% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of participating shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules.

●	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make its annual reports available to shareholders in one of a number of specific manners, Israeli law does not require that we distribute annual reports, including our financial statements. As such, the generally accepted business practice in Israel is to distribute such reports to shareholders through a public regulated distribution website. In addition to making such reports available on a public regulated distribution website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors, and shareholders are all required; (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions;” (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the special approval described below under “Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions;” (d) approval of transactions with Company’s Chief Executive Officer with respect to his or hers compensation, whether in accordance with the approved compensation policy of the Company or not in accordance with the approved compensation policy of the Company, or transactions with officers of the Company not in accordance with the approved compensation policy; and (e) approval of the compensation policy of the Company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

2.1	Form of Deposit Agreement by and between the Company and Bank of New York Mellon (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference).

2.2	Specimen ADR Certificate (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference)

4.1	Form of Letter of Exemption and Form of Letter of Indemnification (unofficial English translation from Hebrew original) (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.2†	Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.3#	Employee Share Ownership and Option Plan (2010) (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.4	Lease Agreement, dated June 19, 2008, by and between the Company and Africa Israel Properties, Ltd., as amended (unofficial English translation from Hebrew original) (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.5#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.6#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.7#	Consulting and Services Agreement dated as of August 10, 2008 between CollPlant Ltd. and Prof. Oded Shoseyov (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.8	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.9	Securities Purchase Agreement dated as of September 6, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.9 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.10	Convertible Debenture dated October 26, 2017 issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.10 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.11	Convertible Debenture dated December 31, 2017 issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.11 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.12	Form of Convertible Debenture to be issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.12 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.13	Form of Warrant to be issued by the Company to Alpha Capital Anstalt in the third closing under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.13 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.14	Form of Pre-Funded Warrant issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.14 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.15	Form of Side Agreement between the Company and Alpha Capital Anstalt (included as Exhibit 10.15 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.16	Registration Rights Agreement dated as of October 26, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.11 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.17	Securities Purchase Agreement dated as of November 8, 2017, between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 10.14 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.18	Warrant dated March 7, 2018 issued to Meitav Dash Provident Funds and Pension Ltd. in the third closing under the Securities Purchase Agreement dated as of November 8, 2017 between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.18 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.19	Side Agreement between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.19 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.20	Securities Purchase Agreement dated as of November 9, 2017, between the Company and Ami Sagy (included as Exhibit 10.16 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.21	Warrant dated March 7, 2018 issued to Ami Sagy in the third closing under the Securities Purchase Agreement dated as of November 9, 2017 between the Company and Ami Sagy and Pension Ltd.*

4.22	Side Agreement between the Company and Ami Sagy (included as Exhibit 4.22 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.23†	License, Development and Commercialization Agreement dated as of October 19, 2018, between Lung Biotechnology PBC and CollPlant Ltd. (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on October 25, 2018, and incorporated herein by reference)

4.24†*	Rental Agreement, dated November 15, 2018, as amended (unofficial English translation from Hebrew original)

8.1	Subsidiaries of the Company (included as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

101	The following financial information from CollPlant Holdings Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statement of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

COLLPLANT HOLDINGS LTD.

Date: April 1, 2019	By:	/s/ Eran Rotem
Eran Rotem
Deputy CEO and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of CollPlant Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CollPlant Holdings Ltd. and its subsidiary (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1a to the consolidated financial statements, the Company has suffered recurring losses from operations and cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1a. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 31, 2019	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2005.

CollPlant Holdings Ltd.

Consolidated Statements of Financial Position

		December 31,		Convenience translation into USD (Note 1b) December 31,
	Note	2017	2018	2018
		NIS in thousands		In thousands
Assets
Current assets:
Cash and cash equivalents	5	17,817	20,065	5,354
Accounts receivables:
Trade receivables		354	1,933	516
Other	6	3,543	1,253	334
Restricted deposit		-	584	154
Inventory	2(I)	700	3,052	814
		22,414	26,887	7,172
Non-current assets:
Restricted deposit		503	580	155
Long term-receivables		92	68	18
Property and equipment, net	7	3,582	5,274	1,407
Intangible assets, net	8	1,454	1,273	340
		5,631	7,195	1,920
Total assets		28,045	34,082	9,092
Liabilities and equity
Current liabilities:
Loan		-	84	22
Accounts payable:	10
Trade payables		2,922	2,331	622
Accrued liabilities and other		1,996	2,366	631
Contract liabilities	2(N),13C	-	3,636	970
		4,918	8,417	2,245
Non-current liabilities:
Debentures at fair value	4,12	12,639
Warrants at fair value	4,12		2,434	649
Derivatives	4,12	141	363	97
Royalties to the Israel Innovation Authority	13(A)(2)	1,203	1,185	316
Loan		-	84	22
Long term contract liabilities		-	3,673	980
Long-term payables		61	-	-
		14,044	7,739	2,064
Commitments and contingent liabilities	13
Total liabilities		18,962	16,156	4,309
Equity:	14
Ordinary shares		4,998	5,716	1,525
Additional paid in capital and warrants		178,467	196,870	52,527
Accumulated deficit		(174,382)	(184,660)	(49,269)
Total equity		9,083	17,926	4,783
Total liabilities and equity		28,045	34,082	9,092

The accompanying notes are an integral part of the consolidated financial statements

CollPlant Holdings Ltd.

Consolidated Statements of Comprehensive Loss

		Year ended December 31,			Convenience translation into USD (Note 1b)
	Note	2016	2017	2018	2018
		NIS in thousands			In thousands
Revenue	15	292	1,668	18,034	4,812
Cost of revenue		-	52	1,426	380
Gross profit		292	1,616	16,608	4,432
Research and development expenses:	16
Research and development expenses		29,200	16,921	16,213	4,325
Participation in research and development expenses, net		(12,411)	(2,855)	3,227	861
Research and development expenses, net		16,789	14,066	19,440	5,186
General, administrative and marketing expenses	17	11,048	8,303	12,480	3,330
Operating loss		(27,545)	(20,753)	(15,312)	(4,084)
Financial income	18	93	253	1,650	440
Financial expenses	18	(441)	(380)	(225)	(60)
Financial income (expenses), net		(348)	(127)	1,425	380
Comprehensive loss		27,893	20,880	13,887	3,704
Basic and diluted loss per ordinary share (NIS/USD)	19	0.28	0.16	0.06	0.02
Weighted average ordinary shares outstanding		100,624,945	133,187,048	219,229,229	219,229,229

The accompanying notes are an integral part of the consolidated financial statements.

CollPlant Holdings Ltd.

Consolidated Statements of Changes in Equity

	Ordinary shares	Additional paid in capital and warrants	Accumulated deficit	Total equity
	NIS in thousands
Balance as at January 1, 2016	2,665	140,704	(133,590)	9,779
Movement in 2016:
Comprehensive loss for the year	-	-	(27,893)	(27,893)
Share-based compensation to employees and consultants	-	-	3,572	3,572
Proceeds from issuance of shares and options, less issuance expenses of NIS 1,327 thousand	510	17,995	-	18,505
Issuance of shares, See Note 13(A)(1)(D)	32	1,165	-	1,197
Balance as at December 31, 2016	3,207	159,864	(157,911)	5,160
Movement in 2017:
Comprehensive loss for the year	-	-	(20,880)	(20,880)
Share-based compensation to employees and consultants	32	529	4,409	4,970
Proceeds from issuance of shares and warrants, net of issuance expenses of NIS 634 thousand	1,457	14,758	-	16,215
Exercise of warrants into shares	302	3,316	-	3,618
Balance as at December 31, 2017	4,998	178,467	(174,382)	9,083
Movement in 2018:
Comprehensive loss for the year	-	-	(13,887)	(13,887)
Share-based compensation to employees and consultants	6	24	3,609	3,639
Conversion of Debentures to Prepaid warrants		12,708	-	12,708
Conversion of Prepaid warrants to Ordinary shares	248	(248)	-	-
Proceeds from issuance of shares, net of issuance expenses of NIS 350 thousand	464	5,919	-	6,383
Balance as at December 31, 2018	5,716	196,870	(184,660)	17,926

	Convenience translation into USD (Note 1b) in thousands
Balance as at January 1, 2018	1,333	47,617	(46,527)	2,423
Movement in 2018:
Comprehensive loss for the year	-	-	(3,704)	(3,704)
Share-based compensation to employees and consultants	2	6	962	970
Conversion of Debentures to Prepaid warrants		3,391	-	3,391
Conversion of Prepaid warrants to Ordinary shares	66	(66)	-
Proceeds from issuance of shares, net of issuance expenses of $ 93 thousand	124	1,579	-	1,703
Balance as at December 31, 2018	1,525	52,527	(49,269)	4,783

The accompanying notes are an integral part of the consolidated financial statements

CollPlant Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,			Convenience translation into USD (Note 1b)
	2016	2017	2018	2018
	NIS in thousands			In thousands
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	(19,357)	(17,884)	(4,665)	(1,245)
Net cash used in operating activities	(19,357)	(17,884)	(4,665)	(1,245)
Cash flows from investing activities:
Restricted deposits	-	-	(620)	(166)
Purchase of property and equipment	(492)	(447)	(2,983)	(796)
Net cash used in investing activities	(492)	(447)	(3,603)	(962)
Cash flows from financing activities:
Proceeds from issuance of shares, warrants and debentures, less issuance expenses	18,505	29,030	9,999	2,668
Exercise of options and warrants into shares	-	3,618	-	-
Loan received	-	-	210	57
Loan paid	-	-	(42)	(11)
Payments made for equipment on financing terms	(19)	(253)	(252)	(67)
Net cash provided by financing activities	18,486	32,395	9,915	2,647
Increase (Decrease) in cash and cash equivalents	(1,363)	14,064	1,647	440
Cash and cash equivalents at the beginning of the year	5,317	3,797	17,817	4,754
Exchange differences on cash and cash equivalents	(157)	(44)	601	160
Cash and cash equivalents at the end of the year	3,797	17,817	20,065	5,354

The accompanying notes are an integral part of the consolidated financial statements

CollPlant Holdings Ltd.

Appendices to the Consolidated Statements of Cash Flows

	Year ended December 31,			Convenience translation into USD (Note 1b)
	2016	2017	2018	2018
	NIS in thousands			In thousands
Appendix to the statement of cash flows
A. Net cash used in operations:
Comprehensive loss for the year	(27,893)	(20,880)	(13,887)	(3,704)
Adjustments for:
Depreciation and amortization	864	1,050	1,472	392
Share-based compensation to employees and consultants	3,572	4,970	5,169	1,379
Exchange differences on cash and cash equivalents	157	44	(601)	(160)
Changes in fair value of financial instruments	-	(35)	(891)	(238)
Exchange differences on restricted deposit	8	54	(41)	(11)
	(23,292)	(14,797)	(8,779)	(2,342)
Changes in operating asset and liability items:
Increase in trade receivables	(544)	(137)	(1,579)	(421)
Increase in inventory	(487)	(213)	(2,352)	(628)
Decrease (increase) in other receivables (including long-term receivables)	(95)	101	784	209
Increase (decrease) in trade payables (including long-term payables)	2,498	(2,239)	(400)	(107)
Increase in accrued liabilities and other payables	382	379	370	99
Increase in contract liabilities (including long term contract liabilities)	-	-	7,309	1,950
Increase (decrease) in royalties to the IIA	2,181	(978)	(18)	(5)
	3,935	(3,087)	4,114	1,097
Net cash used in operations	(19,357)	(17,884)	(4,665)	(1,245)
B. Non-cash investing and financing activities
Acquisition of fixed assets against issuance of shares and credit See Note 13(A)(1)(C).	1,678	-	-	-
Conversion of Debentures to pre-paid warrant	-	-	12,708	3,391
Conversion of pre-paid warrants to ordinary shares	-	-	248	66

The accompanying notes are an integral part of the consolidated financial statements

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 1—GENERAL

A.	CollPlant Holdings Ltd. is a regenerative medicine company focused on developing and commercializing tissue repair products, initially for three-dimensional bio-printing of tissues and organs, dermal fillers for, aesthetics, orthobiologics and advanced wound care markets. CollPlant’s products are based on its rhCollagen, a form of human collagen produced with CollPlant’s proprietary plant-based genetic engineering technology. The Company sales includes sales of (i) the BioInk product for the development of 3D bioprinting of organs and tissues and (ii) sales in Europe of the products for tendinopathy and wound healing, that received during 2016 a CE approval that enables their marketing in Europe.

The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Holdings Limited and CollPlant Ltd. will be referred to hereinafter as “the Company” and “CollPlant”, respectively).

The address of the Company’s registered office is 4 Oppenheimer St., Science Park, Rehovot, Israel. Since January 31, 2018, the Company’s American Depositary Shares (“ADSs”) commenced trading on the Nasdaq Capital Market. Each ADS represents 50 ordinary shares. On October 29, 2018 the Company’s ordinary shares delisted from the Tel Aviv Stock Exchange (“TASE”).

The Company has an accumulated deficit as of December 31, 2018, as well as a history of net losses and negative operating cash flows in recent years. The Company has an accumulated deficit of approximately NIS 184.7 million as of December 31, 2018. The Company expects to continue incurring losses and negative cash flows from operations until its products (primarily BioInk) reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company does not have sufficient cash to meet its liquidity requirements for the following twelve months. Consequently, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

B.	Convenience translation into U.S. dollars (“dollars”, “USD” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of December 31, 2018 and for the year then ended have been translated into U.S. dollars at the Bank of Israel’s representative rate of exchange for December 31, 2018 ($1 = NIS 3.748). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

C.	Approval of financial statements

These consolidated financial statements were approved by the board of directors on March 31, 2019.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation of the financial statements

The Company’s financial statements as of December 31, 2017 and 2018 and for each of the three years ended on December 31, 2018 comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS, as issued by the International Accounting Standard Board (“IASB”).

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

Gains and losses arising from changes in exchange rates are recognized in the statement of comprehensive loss under “Financing expenses (income), net”.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

D.	Property and equipment

1)	All property and equipment (including leasehold improvements) are stated at historical cost less accumulated depreciation and impairment. Historical cost of an item of property and equipment includes:

a.	Its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discount and rebates.

b.	Any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Repairs and maintenance are charged to the statements of comprehensive loss during the period in which they are incurred.

2)	The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

Years
Computer equipment	3
Greenhouse equipment*	4 - 10
Office furniture	7 - 17
Laboratory equipment	4 - 5
Leasehold improvements	5
Vehicles	4-7

*	Greenhouse equipment—agricultural equipment used in the tobacco production greenhouse.

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

As of December 31, 2018, the Company has not met the rules for capitalizing development costs as an intangible asset and accordingly, no asset whatsoever has been recognized in the financial statements for such costs.

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

For the years ended December 31, 2016, 2017 and 2018, no impairment has been recognized.

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

J.	Share capital and other equity instruments

The Company’s ordinary shares are classified as share capital. Incremental costs directly attributable to the issue of new shares or warrants are recognized in equity as a deduction of issue proceeds. Pre-paid warrants (that their exercise price was prepaid) that upon exercise will be converted into fixed amount of ordinary shares – are classified as equity instruments in the statements of financial position.

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

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

N.	Revenue recognition

General

As of January 1, 2018, the Company has applied IFRS 15 using the modified retrospective approach, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 15 did not have a material effect on the consolidated financial statements of the Company.

IFRS 15 introduces a five-step model for recognizing revenue from contracts with customers, as follows:

(1)	Identifying the contract(s) with the customer.

(2)	Identifying the separate performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to separate performance obligations in the contract.

(5)	Recognizing revenue when (or as) each of the performance obligations is satisfied.

Revenue from the sale of goods

Revenue from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer. The goods are products based on the Company’s rhCollagen, and includes the BioInk product for the development of 3D bioprinting of organs and tissues and products for tendinopathy and wound healing.

Revenue from rendering of services

Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company’s performance. Under the Company’s service contracts, the Company has a right to consideration from the customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. Therefore, the Company utilizes the practical expedient in IFRS 15 and recognizes revenue in the amount to which the Company has a right to invoice.

The Company charges its customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset or liability.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenues from licensing agreement

 On October 19, 2018, the Company signed a License, Development and Commercialization Agreement (the “License Agreement”) with Lung Biotechnology PBC (“LB”), a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which LB will be entitled to develop engineered lungs or lung substitutes using CollPlant’s rhCollagen and BioInk (see also Note 13(c)).

According to IFRS 15, a performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. Goods and services that are not distinct are bundled with other goods or services in the contract until a bundle of goods or services that is distinct is created. A good or service promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Options granted to the customer that do not provide a material right to the customer that it would not receive without entering into the contract do not give rise to performance obligations.

The Company has identified the following performance obligations in the License Agreement: (1) grant of the license and use of its IP (“License”); and (2) a limited quantity of BioInk to be supplied over a specific time frame (“First BioInk”). The License is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, option services can be obtained from other experts in the field and not necessarily from the Company, etc.).

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition, the Company has identified several options in the License Agreement. However, neither of the options provides a material right to the customer and therefore, neither of the said options give rise to a performance obligation. The said options are: (1) grant of two years option to extend the License to additional organs or organ substitutes (“Products Option”); (2) one-year right of first refusal to receive an exclusive license relating to the option products (“Right of First Refusal”); (3) option for the purchase of additional BioInk that may be supplied (“Additional BioInk”); and (4) option for the purchase of consulting services (“Consulting Services”).

The transaction price included an up-front paid amount of $5.0 million and reimbursement for part of the costs related to the IIA in an amount of $1.0 million, as well as variable considerations contingent upon LB achieving certain milestones, sales-based royalties and additional reimbursement of costs related to payments made by CollPlant to the IIA (“Variable Consideration”).

IFRS 15 defines the ‘Transaction Price’ as the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to a customer. The Company allocates the transaction price to each performance obligation identified based on the standalone selling prices of the goods or services being provided to the customer. The stand-alone selling price is the price at which the Company would sell the promised goods or services separately to a customer. When the stand-alone selling price is not directly observable by reference to similar transactions with similar customers, the Company applies suitable methods for estimating the stand-alone selling price.

In addition, as stated above, Variable Consideration is included in the transaction price at its “most likely outcome” and only to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the Variable Consideration is subsequently resolved.

With respect to the Variable Consideration:

a)	Sales-based royalties are not included in the transaction price. Rather, they are recognized as incurred, due to the specific exception of IFRS 15 for sales-based royalties in licensing of intellectual properties.

b)	The Variable Consideration is related to LB achieving certain milestones, including the related reimbursement of part of the IIA royalties. Since the Company estimates that the “most likely outcome” of these milestones would not be achieved, it is not included in the transaction price. The said Variable Consideration will be recognized only when the “most likely outcome” would be that milestones will be achieved and it would be highly probable that a significant reversal of revenues will not occur, usually only upon achievement of the specific milestone.

The following are the details of the allocation of the transaction price (which does not include the Variable Consideration) to the various performance obligations in the Agreement:

a)	The First BioInk was allocated with its stand-alone selling price, which is the observable price of the BioInk when the Company sells it separately.

b)	The License was allocated with an estimated stand-alone selling price, based on the residual approach, since the Company has not yet established a price for that license and the license has not previously been sold on a stand-alone basis (i.e. the selling price is uncertain), as well as the related IIA royalties reimbursement.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

The License performance obligation is considered a right to use IP in accordance with IFRS 15. Therefore, the transaction price allocated to it was recognized at a point in time, upon transfer of control over the License to LB.

The transaction price allocated to the First BioInk is recognized at the point in time when the control of the BioInk is transferred to LB, generally upon delivery of the BioInk to LB.

The Company considered whether the transaction price allocated to the First BioInk includes a financing component and concluded that the financing component is not material.

O.	Share-based payment

The Company has a share-based payment plan for employees and service providers, settled by the Company’s equity instruments, whereby the Company receives services from employees and service providers in exchange for the Company’s equity instruments (options or shares). The fair value of services received from employees and service providers in exchange for the equity instruments is recognized as an expense in the statements of comprehensive loss. With respect to options granted to employees the total amount recognized as an expense in statements of the comprehensive loss is based on the fair value of the options granted, without taking into account the effect of service conditions and non-market vesting conditions.

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

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

R.	Financial instruments:

As of January 1, 2018, the Company adopted IFRS 9 “Financial Instruments”.

The initial adoption of IFRS 9 did not have a material effect on the consolidated financial statements of the Company.

(a)	Financial assets

1)	Classification

The financial assets of the Company are classified as financial assets at amortized cost. The classification is done on the basis of the Company’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Financial assets at amortized cost are assets held within a business model whose objective is to hold assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are included in current assets, except for those with maturities greater than 12 months after the statements of financial position date (for which they are classified as noncurrent assets).

Financial assets at amortized cost of the Company are included in trade receivables and other receivables in the Statements of Financial Position.

2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not recorded at fair value through profit or loss, except for trade receivables, that are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets measured at fair value through profit or loss are initially recognized at fair value, related transaction costs are expensed to profit or loss. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Financial assets at amortized cost are measured in subsequent periods at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the Statement of Comprehensive Loss under “Financial Expenses (Income), net”.

As to methods for measurement of the Company’s financial instruments, see note 4.

3)	Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost.

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

The Company measures the loss allowance for expected credit losses on trade receivables that are within the scope of IFRS 15 and on financial instruments for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses. Otherwise, the Company measures the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date.

Prior to the effective date and adoption of IFRS 9, the financial assets of the Company were classified into loans and receivables. The classification depended on the purpose for which the financial assets were acquired, also, prior to the adoption of IFRS 9, the Company assessed at December 31, 2017 whether there is any objective evidence that a financial asset or group of financial assets was impaired.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Financial liabilities

(1)	General

Financial liabilities are initially recognized at their fair value minus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the issue of the financial liability.

Financial liabilities are subsequently measured at amortized cost, except for derivative financial instruments, which are subsequently measured at fair value through profit or loss (see below).

Financial liabilities are classified as current liabilities if payment is due within one year or less, otherwise they are classified as non-current liabilities.

The Company’s financial liabilities at amortized cost are included in accounts payable, accrued liabilities and other and deferred revenues.

The derivative financial instruments represent warrants that confer the right to net share settlement.

The Company removes a financial liability (or a part of a financial liability) from its statement of financial position when, and only when, it is extinguished (when the obligation specified in the contract is discharged, canceled or expired).

(2)	Financial liabilities at fair value through profit or loss.

Warrants, convertible debentures allotted to investors that contain an anti-dilution protection right and other rights, as well as anti-dilution derivative related to shares issued (see also Notes 12 and 14) are classified, in accordance with IAS 32 as “financial liabilities” since the number of shares that will be issued upon their settlement is not fixed. As the aforementioned liabilities are non-equity derivative financial instruments, they are measured, in accordance with IFRS 9, as financial liabilities at fair value through profit or loss.

In accordance with IFRS 9, the Company elected to designate, upon initial recognition, the entire hybrid (combined) debenture (that includes the host debenture contract and the anti-dilution protection) and warrants as a financial liability at fair value through profit or loss.

The said liabilities are measured at their fair value at each date of the balance sheet, with changes in their fair value recorded to “financial expenses (income), net” in the consolidated statements of comprehensive loss.

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

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

T.	New standards and interpretations that are not yet in effect and have not been early adopted by the Company:

1)	IFRS 16 “Leases” (“IFRS 16”)

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The Company has reviewed all of the Company’s arrangements that in effect in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Company’s operating leases.

The Company expects to recognize lease liabilities and a right of use assets of approximately NIS 13.0 million on January 1, 2019.

The Company will apply the standard from its mandatory adoption date of January 1, 2019. The Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

The Company expects that, based on the Company’s lease agreements as of December 31, 2018, net loss will increase by approximately NIS 956,000 for 2019 as a result of adopting the new rules. Operating cash flows for 2019 will increase by approximately NIS 76,000, and financing cash flows will decrease by approximately NIS 882,000 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

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

2)	Fair value measurement of debentures and warrants

The fair value of the debentures and warrants is measured on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models, see also Note 12.

B.	Significant judgments made when applying the Company’s accounting policy:

1)	Grants from the IIA

In accordance with the accounting treatment prescribed in Note 2G, the Company’s management is required to examine whether there is reasonable assurance that the grant that was received will be repaid. In addition, if, at the date of initial recognition, the grant is recognized in the statement of comprehensive loss, the Company’s management is required to evaluate whether there is reasonable assurance of the project’s success and of payment of royalties to the IIA. The Company’s management believes that as of December 31, 2018, there is reasonable assurance that royalties will be paid to the IIA and that their present value is NIS 1.2 million. This amount was recognized as a financial liability in the statement of financial position.

2)	Development costs

Development costs are capitalized in accordance with the accounting policy described in Note 2E(3). Capitalization of costs is based on management’s judgment about technological and economic feasibility. The Company’s management believes that as of December 31, 2018, the above conditions were not met, therefore development costs were not capitalized.

3)	Revenue recognition

With respect to the License Agreement (see Note 13C), the Company used its judgement to identify the Company’s promises in the agreement, whether the options included provide a material right to LB and whether the promises are a distinct performance obligation. In addition, the Company uses its judgement to determine the allocation of the transaction price between its identified distinct performance obligations. The Company uses its judgement to determine that the License in the License Agreement is the predominant item to which the royalty relates. In addition, Variable Consideration consists of potential future milestone payments.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 3—SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

The Company determined that all such Variable Consideration shall be allocated to the License (the satisfied performance obligation).

However, it will be recognized only when it would be highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone.

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

Risk management is carried out by the Company’s management under policies approved by the Board.

A)	Market risks

Exchange rate risk

The Company is exposed to exchange rate risks arising from exposure to various currencies, primarily the U.S. dollar. The exchange rate risk is due to future commercial transactions and assets or liabilities denominated in foreign currency.

As of December 31, 2018, if the Company’s Functional Currency had depreciated by 5%  against the U.S. dollar, and if all the other variables had remained constant, the loss for the year would have been higher by NIS 596,000 (December 31, 2017, NIS 350,000), mainly due to losses from exchange rate differences for translation of cash balances, other receivables and trade payables.

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

The Company’s financial liability at fair value through profit or loss is the obligation for warrants and anti-dilution derivatives.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 4—FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

The following table presents the group’s financial liabilities measured at fair value, net of unrecognized Day 1 Loss:

December 31,
2017
NIS in thousands
Fair value of convertible debentures	14,015
Unrecognized Day 1 Loss	(1,376)
Debentures, net	12,639

December 31,
2018
NIS in thousands
Fair value of warrants	4,736
Unrecognized Day 1 Loss	(2,302)
Warrants, net	2,434

C.	Financial instruments in level 3

The following table presents the Level 3 instruments roll-forward during 2017:

2017
NIS in thousands
Opening balance as of January 1, 2017	—
Issuance	(14,190)
Profit from changes in fair value of financial instruments	34
Closing balance as of December 31, 2017	(14,156)

The following table presents the Level 3 instruments roll-forward during 2018:

2018
NIS in thousands
Opening balance as of January 1, 2018	(14,156)
Issuance of Warrants	(6,273)
Conversion of debentures to pre-paid warrants	13,740
Profit from changes in fair value of financial instruments	1,590
Closing balance as of December 31, 2018(1)	(5,099)

(1)	Represents $4,736 thousand warrants and $363 thousand anti-dilution derivatives.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 5—CASH AND CASH EQUIVALENTS

	December 31
	2017	2018
	NIS in thousands
Breakdown by currency:
NIS	9,654	9,437
In foreign currency (mainly U.S. dollars)	8,163	10,628
	17,817	20,065

NOTE 6—OTHER RECEIVABLES

	December 31
	2017	2018
	NIS in thousands
Value added tax authorities	464	471
Receivables from IIA	1,294	375
Prepaid expenses	1,717	393
Other	68	14
	3,543	1,253

Most financial balances are in NIS and are unlinked.

The carrying amount of receivables is a reasonable approximation of their fair value since the effect of discounting is insignificant.

The maximum exposure to credit risk as of December 31, 2018 for receivables that are financial assets is their carrying amount. The Company does not hold any collateral for these receivables.

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

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 7—PROPERTY AND EQUIPMENT (continued)

Composition of property and equipment and accumulated depreciation, by principal groups, and the movements therein in 2018:

	Costs			Accumulated depreciation
	Carrying amount at beginning of year	Additions	Carrying amount at end of year	Carrying amount at beginning of year	Additions	Carrying amount at end of year	Depreciated balance as at December 31, 2018
	NIS in thousands			NIS in thousands			NIS in thousands
Computer equipment	718	137	855	667	55	722	133
Office furniture	501	8	509	241	27	268	241
Laboratory equipment	5,535	188	5,723	4,546	410	4,956	767
Greenhouse equipment	2,982	-	2,982	2,920	44	2,964	18
Leasehold improvements	3,247	2,438	5,685	1,027	735	1,762	3,923
Vehicles	-	212	212	-	20	20	192
	12,983	2,983	15,966	9,401	1,291	10,692	5,274

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 8—INTANGIBLE ASSETS

Composition of intangible assets and accumulated amortization, by principal groups, and the movements therein in 2016:

	Cost		Accumulated depreciation
	Carrying amount at beginning of year	Carrying amount at end of year	Carrying amount at beginning of year	Additions	Carrying amount at end of year	Depreciated balance as at December 31, 2016
	NIS in thousands		NIS in thousands			NIS in thousands
Software	104	104	103	1	104	—
IPR&D	1,720	1,720	—	89	89	1,631
	1,824	1,824	103	90	193	1,631

Composition of intangible assets and accumulated amortization, by principal groups, and the movements therein in 2017:

	Costs		Accumulated amortization
	Carrying amount at beginning of year	Carrying amount at end of year	Carrying amount at beginning of year	Addition	Carrying amount at end of year	Amortized balance as at December 31, 2017
	NIS in thousands		NIS in thousands			NIS in thousands
Software	104	104	104	—	104	-
IPR&D	1,720	1,720	89	177	266	1,454
	1,824	1,824	193	177	370	1,454

Composition of intangible assets and accumulated amortization, by principal groups, and the movements therein in 2018:

	Costs		Accumulated amortization
	Carrying amount at beginning of year	Carrying amount at end of year	Carrying amount at beginning of year	Addition	Carrying amount at end of year	Amortized balance as at December 31, 2018
	NIS in thousands		NIS in thousands			NIS in thousands
IPR&D	1,720	1,720	266	181	447	1,273
	1,720	1,720	266	181	447	1,273

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 9—INCOME TAX

A.	Taxation of the Company and its subsidiary:

Tax rates

The income of the Company and its subsidiary is taxable at the regular rate of corporate tax in Israel.

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate beginning in 2016, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in 2017 and 2018), 2016 was published. The Law stipulates a further reduction in the rate of corporate tax, from 25% to 23%. However, the Law establishes a temporary order by which the corporate tax rate in 2017 will be 24%. As a result, the corporate tax rate applicable in 2017 was 24% and the corporate tax rate from 2018 onwards is 23%. The changes in the above tax rates have no effect on the Company’s financial statements.

The corporate tax rate for 2018, 2017 and 2016 was 23%, 24% and 25%, respectively.

B.	Carry-forward tax losses

Deferred tax assets for carry-forward tax losses are recognized if it is probable that the tax benefit will be realized through the existence of future taxable profits.

The carry-forward losses of CollPlant Holdings Ltd. (without capital losses) as at December 31, 2018 and 2017 amounted to approximately NIS 12.6 million and NIS 11.1 million, respectively.

The carry-forward losses of CollPlant Ltd. (without capital losses) as at December 31, 2018 and 2017 amounted to approximately NIS 152 million and NIS 148 million, respectively.

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

The Company and its subsidiary are registered as authorized dealers in Israel for VAT purposes.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 10—ACCOUNTS PAYABLE

	December 31
	2017	2018
	NIS in thousands
A. Trade payables:
Breakdown by currency:
NIS	1,923	1,656
In foreign currency (mainly U.S. dollars)	999	675
	2,922	2,331
B. Composition of other payables:
Employees and institutions for employees	1,148	1,445
Provisions for vacation and others	658	734
Other	190	187
	1,996	2,366

The carrying amount of accounts payable is a reasonable approximation of their fair value since the effect of discounting is insignificant.

NOTE 11—RETIREMENT BENEFIT OBLIGATION

The amount recognized as an expense for defined contribution plans in 2016, 2017 and 2018 is NIS 1,558 thousand NIS 1,378 thousand and NIS 1,627 thousand, respectively.

NOTE 12—FINANCING AGREEMENT

On September 6, 2017, the Company signed a securities purchase agreement (the “Alpha Purchase Agreement”) with Alpha Capital Anstalt (“Alpha”) , pursuant to which the Company agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue to Alpha, in a private placement, certain securities, in three tranches, as follows: (i) at the first closing, which was completed on October 26, 2017, ordinary shares and a Convertible Debenture (“Debenture”), for a purchase price of $2 million, (ii) at the second closing, which was completed on December 31, 2017 and which was subject, among other things, to approval of the private placement by the Company’s shareholders, a Debenture for a purchase price of $2 million, and (iii) at the third closing, which was completed on April 30, 2018, which was subject, among other things, to the listing of the Company’s ADSs for trading on the NASDAQ and to the receipt of shareholder and option holder approval to adopt the provisions of Chapter E3 of the Israeli Securities Law of 1968 (which allows the Company to report in Israel in accordance with U.S. reporting requirements) (“Dual Reporting Approval”), ordinary shares and/or a Debenture for a purchase price of $1 million, and a warrant (the “Alpha Warrant”) to purchase 49,607,407 ordinary shares represented by 992,148 ADSs exercisable for a period of five years from the date of issuance at an exercise price of the US dollar equivalent of NIS 36.14379 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise).

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 12—FINANCING AGREEMENT (continued)

On October 26, 2017, upon the completion of the first closing, the Company issued to Alpha 7,280,000 ordinary shares and a Debenture in the principal amount of $1,375,144, for gross proceeds of $2,000,000. On December 31, 2017, upon completion of the second closing, the Company issued a Debenture in the principal amount of $2,000,000 for gross proceeds of $2,000,000. The Debentures were convertible at any time at the option of the holder into ADSs at a conversion price of the US dollar equivalent of NIS 15.3897 (calculated in accordance with the rate of exchange of NIS 3.586 per $1.00) per ADS. In addition, the Debenture was mandatorily convertible at the then effective conversion price without regard to any beneficial ownership limitation if (i) the ADSs or the Company’s ordinary shares are approved for listing on the Nasdaq stock market, and (ii) certain equity conditions are met, and provided that the holder may elect to convert the Debenture in whole or in part to a pre-paid warrant to purchase such number of ADSs otherwise issuable upon mandatory conversion of the Debenture. On January 31, 2018, Debentures in the aggregate principal amount of $3,375,144 were automatically converted into a pre-paid warrant to purchase 39,322,742 ordinary shares represented by 786,455 ADSs.

On April 30, 2018, the Company completed the third closing of the Alpha Purchase Agreement, which resulted in the issuance to Alpha of a pre-paid warrant to purchase 9,921,482 ordinary shares represented by 198,430 ADSs and the Alpha Warrant to purchase up to 49,607,407 ordinary shares represented by 992,149 ADSs, at an exercise price of NIS 36.14 per ADS ($10.28 per ADS), for gross proceeds of $1 million. As the Alpha Warrant includes an anti-dilution protection and other rights, they are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

In 2018, Alpha converted a pre-paid warrant to purchase 8,250,000 ordinary shares into 8,250,000 ordinary shares represented by 165,000 ADSs.

As part of the first and second closings, and included within the ordinary shares and Debentures issued at the first and second closings, the Company issued an aggregate of 1,080,503 ordinary shares and Debentures convertible into 5,836,313 ordinary shares in connection with services Alpha provided to the Company. These issuances, having a fair market value of NIS 3.0 million, were accounted as share based compensation. NIS 1.5 million was recognized as an expense within “general, administrative and marketing expenses” in the statements of comprehensive loss in 2017 and 2018, respectively.

Under the Alpha Purchase Agreement, Alpha was also granted certain rights, including, among other things, anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price. This right is accounted for as a derivative liability. Accordingly, it is presented as a component of non-current liabilities and is measured at fair value each reporting period and presented in the statements of financial position within non-current liabilities, see Note 2R.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 12—FINANCING AGREEMENT (continued)

The Warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 Loss”), as the Company uses valuation techniques that incorporate data not obtained from observable markets.

As for the accounting treatment of the Day 1 Loss - see Note 2R.

The financial instruments recognized on the Company’s statements of financial position as of December 31, 2017 and 2018, are as follows:

1) Derivatives – comprised of an anti-dilution protection on 37,320,978 and 27,399,497 ordinary shares as of December 31, 2018 and 2017, respectively. The derivative is presented in the Company’s balance sheets on a fair value basis in the amount of NIS 363,186 and 140,875 as of December 31, 2018 and 2017, respectively.

The derivative fair value is determined by using a put option Model.

The following table presents the assumptions that were used for the models as of December 31, 2017:

	Alpha	Meitav Dash and Ami Sagi*

Probability	5%	5%

Expected volatility	64.35%	65.64%
Risk free interest rate	0.185%	0.187%
Expected term (years)	2	2

The following table presents the assumptions that were used for the models as of December 31, 2018:

	Alpha	Meitav Dash and Ami Sagi*

Probability	5%	5%

Expected volatility	57.33%	53.31%
Risk free interest rate	0.47%	0.55%
Expected term (years)	0.82	0.99

*	See Note 14(A)(10) and (11)

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 12—FINANCING AGREEMENT (continued)

2) Warrants - to purchase up to 49,607,407 ordinary shares and include an anti-dilution protection right and other rights as of December 31, 2018. The warrants are presented in the Company’s statement of financial position at fair value basis in the amount of NIS 2,434 thousand, net of unrecognized Day 1 Loss in the amount of NIS 2,302 thousands, see note 4.

The warrants fair value is determined by using the B&S model.

The following table presents the assumptions that were used for the model as of December 31, 2018:

Warrants
Fair value of Warrant– NIS	0.0955
Expected volatility	63.79%
Risk free interest rate	1.47%
Expected term (years)	4.33
Expected dividend yield	0%

3) Debentures - convertible debentures which are convertible into 39,322,742 prepaid warrants and contain an anti-dilution protection right and other rights as of December 31, 2017. The Debentures are presented in the Company’s statement of financial position at fair value basis in the amount of NIS 12,639 thousand, net of unrecognized Day 1 Loss in the amount of NIS 1,376 thousand.

The Debentures’ fair value is determined by using an Asian put option model.

The following table presents the assumptions that were used for the models as of December 31, 2017:

	First closing	Second closing
	Debenture	Debenture
Fair value of shares of common stock - NIS	0.43	0.43
Expected volatility	64.56%	61.29%
Discount on lack of marketability	20.4%	20.2%
Risk free interest rate	0.17%	0.19%
Expected term (years)	1.82	2
Expected dividend yield	0%	0%

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 13—COMMITMENTS AND CONTINGENT LIABILITIES

A.	Agreements:

1)	Operating lease agreements:

A)

On November 15, 2018, the Company signed a new lease agreement for the Company’s new offices located in Rehovot. The lease is for five years and five months in return for a monthly payment of NIS 89 thousand, with an option to extend for five additional years. In addition, as part of the lease agreement the Company will not carry the rent monthly payment during the first five months of the lease agreement and will be reimbursed for its building adjustments costs in the amount of NIS 2,500 thousand.

As collateral for the lease agreement, a restricted deposit was pledged in favor of the property owner. The balance of the restricted deposit as of December 31, 2018 amounts to NIS 580 thousand. The deposit is classified as a non-current asset.

B)	In 2017, an agreement was signed to extend the lease of the Company’s offices, which commenced in June 2008. The lease term ended on August 18, 2018, and the Company signed an amendment to extend the lease until March 31, 2019. The monthly rent amounts to NIS 54 thousand.

As collateral for the lease agreement, a restricted deposit was pledged in favor of the property owner. The balance of the restricted deposit as of December 31, 2018 amounts to NIS 544 thousand. The deposit is classified as current asset.

C)	In April 2007, the Company signed an agreement with a third party for lease of land in Yessod Hamaala. The lease term ended on April 30, 2017. On July 4, 2017, the Company signed a new agreement for four years with an option for extension of another 6 years. The lease term began on May 1, 2017. The annual rent amount is NIS 120 thousand.

D)	On July 28, 2016, the Company signed a lease agreement for additional space designated for its development and production activities. The lease is for three years with an option to extend for four additional years, in return for a monthly payment of NIS 30 thousand. In addition, as part of the lease agreement, the Company acquired equipment and clean rooms for the Company’s operations for NIS 1,849 thousand. Out of the aforementioned total consideration an amount of NIS 1,197 thousand was paid by issuing 1,067,916 ordinary shares of the Company and a total of NIS 525 thousand was on credit and will be repaid in cash over the term of the lease. The Company intends to exercise its first option to extend the lease period.

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

The updated estimate of the Company as of December 31, 2018 is that royalties will be paid to the IIA and that their present value is NIS 1,228 thousand. This amount was recognized as a financial liability in the statement of financial position (NIS 1,185 thousand within long-term liabilities, and the remainder within current liabilities). As of December 31, 2018, the fair value of that liability is not materially different from its carrying amount. As of December 31, 2018, the maximum royalty amount that would be payable by the Company, before additional Libor interest, is approximately NIS 31.8 million (assuming 100% of the funds are payable).

During 2018, grants amounting to NIS 2.2 million were received from the IIA. The participation of IIA in research and development expenses is presented net of expenses to pay royalties and remeasurement of the IIA liability and amounted to NIS 3.2 million.

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

C.	LICENSE DEVELOPMENT AND COMMERCIALIZATION AGREEMENTS

On October 19, 2018, CollPlant entered into the License Agreement with LB, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which LB will be entitled to develop engineered lungs or lung substitutes using CollPlant’s rhCollagen and BioInk.

Pursuant to the License Agreement, CollPlant granted to LB and its affiliates, an exclusive, perpetual, royalty-bearing and transferable license of CollPlant’s technology relating to the production and use of rhCollagen and BioInk for the commercialization of engineered lungs or lung substitutes using 3D bioprinting processes throughout the universe.

Further, under the License Agreement, CollPlant granted to LB and its affiliates, a two-year option to extend the license to engineered organs or organ substitutes of up to three additional organs specified in the License Agreement (each an “Option Product” and together with lungs, the “Covered Products”). Further, at the end of the option period, LB and its affiliates shall have a one-year right of first refusal to receive an exclusive license under CollPlant’s technology relating to the production and use of rhCollagen and BioInk for the Option Products. Other than under the license Agreement, CollPlant has agreed not to conduct, enable or fund any research, development or commercialization, or grant any license, with respect to the Covered Products during the term of the License Agreement, unless with respect to any Option Product, the option is not exercised and the right of first refusal period expires.

The License Agreement provides that LB will purchase CollPlant’s BioInk on a non-exclusive basis for use in the development and manufacture of Covered Products and for up to the first two years of the License Agreement, CollPlant will supply LB with a specified limited quantity of BioInk without charge. The License Agreement further provides that following effectiveness, LB will build a facility, or engage a manufacturer to build a facility, in the U.S. for the manufacture of the Company’s rhCollagen and BioInk and the parties have agreed that LB has the option to purchase consulting services for the design of the facility.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 13—COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The License Agreement provides for the payment of an upfront cash payment of $5 million to CollPlant, which was paid to CollPlant in November 2018 following effectiveness of the Agreement. In addition, the License Agreement provides for a one-time non-refundable option payments of $3 million per Option Product ($9 million in the aggregate), and up to $30 million of milestone payments payable as follows: (i) $5 million upon completion of the U.S. facility design, (ii) $5 million upon completion of production of a specified amount of BioInk, and (iii) $5 million for FDA marketing approval for each Covered Product (up to $20 million in the aggregate). Further, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustment) for each product commercially sold during the term of the License Agreement, a fee for the supply of certain quantities of BioInk to LB, and reimbursement for certain costs related to the U.S. facility and any payment made by CollPlant to the IIA.

Unless earlier terminated, the License Agreement will continue in effect on a Covered Product-by-Covered Product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a Covered Product in a particular country, and (ii) 12 years from the first commercial sale of such Covered Product in such country. Following expiration (unless earlier terminated), the licenses granted to LB in the License Agreement will continue on a fully paid-up, irrevocable basis. The License Agreement may be terminated early by either party for material breach or bankruptcy. In addition, CollPlant may terminate the License Agreement in the case of a challenge made by LB, its affiliates or sub-licensees with respect to a CollPlant patent covering a Covered Product or if LB and its affiliates and sub-licensees discontinue development and commercialization of all Covered Products for at least one year. LB may terminate the License Agreement at any time upon 30 days’ written notice with respect to the entirety of the License Agreement and upon 30 days’ written notice with respect to its license and other rights under the License Agreement relating to one or more CollPlant patents, on a patent by- patent and country-by-country basis.

D.	Contingent liability

On September 6, 2017, the Company received a VAT assessment from the Israel Tax Authority according to which the Company is required to pay tax in the amount of NIS 1.5 million (including linkage differentials and interest) for the years 2012-2016. The Company disputed the position of the Israel Tax Authority resulting in the latter to increase its VAT assessment and require the Company to pay tax in the amount of NIS 1.8 million (including linkage differentials and interest) for the abovementioned period. The Company has appealed the entire assessment to the District Court, in view of its position that it is not liable for the entire tax requirement. A preliminary hearing in the District Court in Lod is scheduled for May 2019. The Company’s position relies, among other things, on an agreement signed between the Company and the Israel Tax Authority in 2011, which allows the Company to deduct VAT as stated. It is management’s view that its financial statements include an adequate provision in respect of the above.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY

A.	Ordinary shares and warrants:

1)	Composition

	Number of shares
	Registered		Issued and paid up
	December 31		December 31
	2018	2017	2018	2017
Ordinary shares of par value NIS 0.03	750,000,000	500,000,000	190,735,668	166,816,328

	Amount in NIS
	Registered		Issued and paid up
	December 31		December 31
	2018	2017	2018	2017
Ordinary shares of par value NIS 0.03	22,500,000	15,000,000	5,722,070	5,004,490

Traded on NASDAQ as of January 31, 2018.

On January 31, 2018 the Company’s ADSs commenced trading on the Nasdaq Capital Market, under the symbol CLGN. Each ADS represents 50 ordinary shares.

On October 29, 2018, the Company’s ordinary shares delisted from the Tel Aviv Stock Exchange (“TASE”). See note 14A(15).

The above table does not include 920,461 shares held by the Company. These shares are considered to be dormant.

2)	The ordinary shares confer on their holders the right to vote and participate in shareholder meetings (with one vote for each share), the right to receive profits and the right to participate in surplus assets on liquidation of the Company.

3)	In 2016, Series F and J warrants expired without exercise. In 2018, Series G and H warrants expired without exercise.

4)	On February 2, 2016, the Company completed a capital raise of NIS 8.2 million in gross proceeds to two institutional investors and to the public (the issuance expenses amounted to NIS 643 thousand). In consideration, the Company issued 5,745,903 ordinary shares, 12,930,505 Series I warrants exercisable into 4,310,168 ordinary shares at an exercise price of NIS 0.80 per warrant, for three years, and 8,618,855 Series J warrants exercisable into 2,872,952 ordinary shares at an exercise price of NIS 0.575 per warrant, exercisable until July 31, 2016. In addition, under the terms of the broker agreement, the Company issued to the Israeli broker 814,520 Series I warrants exercisable into 271,507 ordinary shares at an exercise price of NIS 0.80 per warrant, for three years. On July 31, 2016, 8,618,855 Series J warrants expired.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY (continued)

5)	On June 9, 2016, the Company completed a capital raise of NIS 11.8 million in gross proceeds by way of a non-uniform offering to institutional investors and a uniform offer to the public (the issuance expenses amounted to NIS 684 thousand). In consideration, the Company issued 11,267,833 ordinary shares and 33,803,500 Series K warrants exercisable into 11,267,833 ordinary shares at an exercise price of NIS 0.60 per warrant, for three years. In addition, in consideration, the Company issued to the broker under the terms of the broker agreement, 2,728,000 Series K warrants exercisable into 909,333 ordinary shares at an exercise price of NIS 0.60 per warrant, for three years.

6)	On July 28, 2016, as part of the lease agreement described in note 13A(1)(D), the Company acquired equipment and clean rooms for the Company’s operations for NIS 1,849 thousand (present value). Of this amount, NIS 1,197 thousand was paid by issuing 1,067,916 ordinary shares and a total of NIS 525 thousand was a credit that will be repaid in cash over the term of the lease.

7)	On November 17, 2016, the general meeting of shareholders approved a reverse share split of the Company’s shares that was effected on November 20, 2016. Pursuant to the reverse split each 3 ordinary shares of NIS 0.01 par value were converted into one share of NIS 0.03 par value of the Company.

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

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY (continued)

8)	On February 12, 2017, the Company completed a capital raise of NIS 7.2 million in gross proceeds from institutional investors and from the public (the issuance expenses amounted to NIS 404 thousand). In consideration, the Company issued 21,152,000 ordinary shares and 10,576,000 Series L warrants exercisable into 10,576,000 ordinary shares at an exercise price of NIS 0.36 per warrant, until June 13, 2017. In addition, under the terms of the broker agreement, the Company issued to the broker 941,400 Series L warrants exercisable into 941,400 ordinary shares at an exercise price of NIS 0.36 per warrant.

9)	During the second quarter of 2017, 10,055,464 Series L warrants were exercised into 10,055,464 ordinary shares, at an exercise price of NIS 0.36 for each warrant. The total consideration amounted to NIS 3,618 thousand. 1,461,936 Series L warrants that were not exercised expired on June 14, 2017.

10)	On November 8, 2017, the Company signed a securities purchase agreement (the “Meitav Dash Purchase Agreement”) with Meitav Dash, a company held by Meitav Dash Ltd., one of the Company’s shareholders pursuant to which the Company agreed, upon the terms and subject to the conditions of the Meitav Dash Purchase Agreement, to issue to Meitav Dash in a private placement certain securities in three tranches as follows: (i) at the first closing, which was completed on December 26, 2017, 9,500,000 ordinary shares, for a purchase price of NIS 3.8 million, (ii) at the second closing, which was completed on December 26, 2017, 2,400,000 ordinary shares for a purchase price of NIS 960 thousand provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of the Company’s share capital, and (iii) at the third closing, which was completed on March 7, 2018 and which was subject, among other things, to the listing of the Company’s ADSs for trading on the Nasdaq and Dual Reporting Approval, for no additional consideration, warrants exercisable into 11,900,000 ordinary shares.

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

Under the Meitav Dash Purchase Agreement, Meitav Dash was also granted certain rights, including, among others, anti-dilution protection in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price. This component is accounted for derivatives and presented in the statements of financial position within non-current liabilities, see Note 2R and Note 12.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY (continued)

11)	On November 9, 2017, the Company signed a securities purchase agreement (the “Sagy Purchase Agreement”) with Ami Sagy, one of the Company’s shareholders, pursuant to which the Company agreed, upon the terms and subject to the conditions of the Sagy Purchase Agreement, to issue to Ami Sagy in a private placement certain securities in two tranches as follows: (i) at the first closing, which closed on December 26, 2017, 9,300,000 ordinary shares, for a purchase price of NIS 3.7 million, and (ii) at the second closing, which closed on March 7, 2018 and which was subject, among other things, to the listing of the Company’s ADSs for trading on the Nasdaq and to Dual Reporting Approval, for no additional consideration, the Company will issue warrants exercisable into 9,300,000 of its ordinary shares.

The Company completed the first closing on December 26, 2017 which resulted in the issuance to Ami Sagy of an aggregate of 9,300,000 ordinary shares for gross proceeds of NIS 3,720,000 ($1,054,122) and on March 7, 2018, the Company completed the second closing which resulted in the issuance to Ami Sagy of a warrant to purchase 9,300,000 ordinary shares.

The warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 40 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise).

Under the Sagy Purchase Agreement, Ami Sagy was also granted certain rights, including, among other things, anti-dilution protection in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price. This component is accounted for derivatives and presented in the statements of financial position within non-current liabilities, see Note 2R.

12)	On September 6, 2017, the Company signed a securities purchase agreement with Alpha, see note 12.

13)	On January 18, 2018, the Company signed Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 4,344,340 ordinary shares for an aggregate of NIS 2.2 million to the following three investors as follows: (i) Alpha entered into a Security Purchase Agreement for the purchase of 1,275,340 ordinary shares for NIS 638 thousand; (ii) Ami Sagi entered into a Security Purchase Agreement for the purchase of 2,046,000 ordinary shares for NIS 1 million; and (iii) Docor International BV entered into a Security Purchase Agreement for the purchase of 1,023,000 ordinary shares for NIS 511 thousand. Closing occurred on January 25, 2018.

14)	On March 1, 2018, an extraordinary general meeting of the shareholders of the Company, approved the increase of the authorized share capital of the Company by 250,000,000 ordinary shares to 750,000,000 ordinary shares, par value NIS 0.03 per share.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY (continued)

15)

On March 20, 2018 the board of directors resolved to delist all of Company’s securities from trading on the TASE. In accordance with the Israeli Securities Law and the rules of the TASE, as the Company had four different series of warrants traded on the TASE, in order to effectuate the resolution, the Company was required to enter into an arrangement between the Company, shareholders and the holders of warrants, pursuant to Section 350 of the Israeli Companies Law.

On April 16, 2018, the Company petitioned the District Court of Lod, Israel, or the Court, to approve the convening of a shareholders’ meeting and meetings of holders of Series I Warrants and Series K Warrants, in order to approve an arrangement for the delisting of all of Company securities from TASE and the reduction of the exercise price of Series I and Series K Warrants to NIS 0.4 each (the “Arrangement”). The holders of Series G Warrants and Series H Warrants were not part to the Arrangement as such warrants expire before the expected date of the delisting of the Company’s securities from the TASE. On July 29 2018, the Court approved the Arrangement, following its approval by the different meetings of shareholders and holders of Series I and Series K Warrants. The last date of trading of the ordinary shares, Series I Warrants and Series K Warrants on the TASE was on October 29, 2018.

16)	On July 11, 2018, following the Company’s board of directors and shareholders’ approval, the Company issued to Alpha a pre-paid warrant to purchase 1,060,000 ordinary shares represented by 21,200 ADSs, in connection with services Alpha provided to the Company. The issuance in fair market value of NIS 494 thousands was accounted as share based compensation and recognized as an expense within “general, administrative and marketing expenses” in the statements of comprehensive loss.

17)	On July 26, 2018, the Company entered into a Securities Purchase Agreement with an investor, pursuant to which the Company issued on July 31, 2018, in a private placement, 11,125,000 ordinary shares for an aggregate purchase price of NIS 4,561,250 (approximately $1.25 million).

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY (continued)

B.	Share-based payment:

In accordance with an option plan for employees and consultants (the “Option Plan”), as amended from time to time, employees and consultants of the Company will be granted options, each exercisable into one ordinary share of the Company of NIS 0.03. The ordinary shares that will be issued in accordance with the Option Plan will have the same rights as the other ordinary shares of the Company, immediately subsequent to their issue. An option that is not exercised within 10 years from the allotment date will expire, unless the board of directors extends its validity.

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

1)	On August 22 2017, the general meeting of shareholders approved the grant of 486,000 options to one director, exercisable into 486,000 shares in two tranches. 221,000 options were granted without an exercise price and vested immediately on the grant date. The fair value of each of these latter options is NIS 0.29 and is equal to the share price at the date of grant. The remaining 265,000 options are exercisable at an exercise price of NIS 0.33 per option. The options will vest over four years in which one quarter will vest one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter. The fair value of each option, at the grant date, calculated according to the Black and Scholes formula, amounted to NIS 0.13. This value is based on the following assumptions: expected dividend at a rate of 0%, expected volatility at a rate of 60.53%, risk-free interest rate of 2%, and 4 years expected term. The fair value of the grant as calculated on the date of the shareholders’ approval is NIS 99 thousand.

2)	On December, 2017, the board of directors approved the grant of an aggregate of 9,100,000 options to purchase 9,100,000 ordinary shares to certain officers and employees. Each of the foregoing options may be exercised at a price per option of NIS 0.58 and the options will vest over four years in which one quarter will vest one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.

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

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY (continued)

3)

On January 14, 2018,  the Company’s shareholders approved (i) the grant of 3,750,000 options to purchase 3,750,000 ordinary shares to Yehiel Tal, the chief executive officer, (ii) the grant of 650,000 options to purchase 650,000 ordinary shares to Adi Goldin, a director and former chairman, (iii) the grant to each of the directors, Abraham Havron, David Tsur and Scott Burell, of 500,000 options to purchase 500,000 ordinary shares, (iv) the grant to each of Gili Hart, external director, and Elan Penn, external director, of 500,000 options to purchase 500,000 ordinary shares, and (v) the annual and attendance compensation to David Tsur, in accordance with the fixed amounts in accordance with the Companies Law. Following their approval, each of the foregoing options may be exercised at a price per option of NIS 0.58 and the options will vest over four years, in which one quarter will vest one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.

The fair value of each option, at the grant date, calculated according to the Black and Scholes formula, amounted to NIS 0.29. This value is based on the following assumptions: expected dividend at a rate of 0%, expected volatility at a rate of 63%, risk-free interest rate of 2%, and 4 years expected term. The fair value of the grant as calculated at the grant date was NIS 1,998 thousand.

4)	On March 20, 2018, the board of directors approved the grant of an aggregate of 900,000 options to purchase 900,000 ordinary shares to one of the company’s officers. Each of the foregoing options may be exercised at a price per option of NIS 0.49 and the options will vest over four years in which one quarter will vest one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.

The fair value of each option, at the grant date, calculated according to the Black and Scholes formula, amounted to NIS 0.19. This value is based on the following assumptions: expected dividend at a rate of 0%, expected volatility at a rate of 62.87%, risk-free interest rate of 2%, and 4 years expected term. The fair value of the grant as calculated at the grant date was NIS 170 thousand.

5)	On May 1, 2018, the board of directors approved the grant of an aggregate of 250,000 options to purchase 250,000 ordinary at an exercise price of NIS 0.44 per option to a member of the scientific advisory board.

6)

On September 10, 2018, the Company signed a one year service agreement with a service provider according to which in return to its services the Company will pay a monthly retainer and issue a total of 12,000 restricted ADSs (600,000 ordinary shares) in 3 tranches of 4,000 ADSs (200,000 ordinary shares) each: (i) following the execution of the agreement, (ii) Febuary 1, 2019, (iii) June 1, 2019. If the agreement is canceled prior to the issuance date the share balance is not owed.

The first tranche was completed on December 19, 2018.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY (continued)

Exercise of options

7)	On August 15, 2016, 3,620,885 options were exercised for 235,413 ordinary shares of the Company. No cash was received for the exercise.

Changes in number of options and weighted average exercise prices in NIS are as follows:

	Year ended December 31, 2016		Year ended December 31, 2017		Year ended December 31, 2018
	No. of options	Weighted average of exercise price	No. of options	Weighted average of exercise price	No. of options	Weighted average of exercise price
Outstanding at the beginning of the year	45,532,659	0.59	32,888,472	0.65	40,644,792	0.63
Granted	—	—	9,586,000 *	0.56	8,050,000	0.57
Expired	(4,076,167)	0.6	(1,065,305)	0.58-1.39	(375,000)	0.6
Forfeited	(4,947,135)	0.35	(764,375)	0.6	(1,450,000)	0.44-0.6
Exercised	(3,620,885)	0.26	—	—	-
Outstanding at the end of the year	32,888,472	0.65	40,644,792	0.63	46,869,792	0.63
Exercisable at the end of the year	14,350,118	0.56	20,922,506	0.57	27,936,172	0.57

*	Not including options to Directors and CEO which were subject to shareholder approval.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 14—EQUITY (continued)

The following is information about the exercise price and remaining contractual life of outstanding options:

December 31, 2016			December 31, 2017			December 31, 2018
Number of outstanding options	Exercise price range in NIS	Weighted average of the remaining contractual life	Number of outstanding options	Exercise price range in NIS	Weighted average of the remaining contractual life	Number of outstanding options at the end of the year	Exercise price range in NIS	Weighted average of the remaining contractual life
32,888,472	0.26 - 1.39	7.72	40,644,792	0.26 - 1.39	6.78	46,869,792	0-1.39	5.81

The expenses recognized in the Company’s statements of comprehensive loss in 2016, 2017 and 2018 for options granted to employees and consultants amounted to NIS 3,572 thousand, NIS 1,910 thousand and NIS 3,113 thousand, respectively.

The total unrecognized compensation cost of stock options at December 31, 2018 is approximately NIS 2.0 million. The unrecognized compensation cost of employee stock options is expected to be recognized over 4 years.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 15—REVENUES

A.	Revenues:

	2017	2018
	NIS in thousands
Revenues from the sales of goods	1,668	2,657
Revenues from the rendering of services	-	682
Revenues from licensing agreement (see Note 2N)	-	14,695
	1,668	18,034

B.	Revenues by geographical area (based on the location of customers):

	2017	2018
	NIS in thousands
United states and Canada	802	17,511
Europe	866	523
	1,668	18,034

C.	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	2017	2018
	NIS in thousands
Customer A	688	15,375

Customer B	521	-

Customer C	295	-

Customer D	-	1,816

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 15—REVENUES (continued)

D.	The changes in contract liability relating to goods that were not yet delivered are as follows:

2018
NIS in thousands
Balance as of January 1, 2018	-
Contract liability recognized due to LB agreement	7,346
Revenue recognized during the period	(37)
Balance as of December 31, 2018(1)	7,309
Contract liability presented in current liabilities	3,636
Contract liability presented in non-current liabilities(2)	3,673

(1)	Represents the unfulfilled performance obligation related to First BioInk.
(2)	As of December 31, 2018, non-current contract liabilities are estimated to be recognized in 2020.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 16—RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31
	2016	2017	2018
	NIS in thousands
Payroll and related expenses	8,728	7,687	7,080
Share-based payments	2,127	1,197	1,626
Subcontractors and consultants	11,328	2,554	1,064
Consumables and materials	1,806	698	1,112
Depreciation and amortization	826	1,002	971
Rent and maintenance	2,963	2,700	2,805
Other	1,422	1,083	1,555
	29,200	16,921	16,213
Less:
Participation in R&D expenses, See Note 13b	(9,257)	(573)	-
IIA participation in R&D expenses, See Note 13(a)(2)	(3,154)	(2,282)	3,227
	(12,411)	(2,855)	3,227
	16,789	14,066	19,440

NOTE 17—GENERAL, ADMINISTRATIVE AND MARKETING EXPENSES

	Year ended December 31
	2016	2017	2018
	NIS in thousands
Payroll and related expenses	2,822	2,926	4,142
Share-based payments (1)	1,445	2,243	3,514
Directors’ salary and insurance	787	411	604
Rent and office maintenance	364	321	321
Professional services	5,039	1,827	3,085
Depreciation	38	47	81
Other	553	528	733
	11,048	8,303	12,480

(1)	Share-based payments expenses for the year ended December 31, 2017 and 2018, include amount of NIS 1.5 million and NIS 494,000, respectively, due to fair value estimate of services received from Alpha.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 18—FINANCING EXPENSES (INCOME), NET

	Year ended December 31
	2016	2017	2018
	NIS in thousands
Financing expenses:
Financing expenses arising from liability to the IIA	129	273	138
Bank and other fees	61	32	57
Other financing expenses	-	75	30
Exchange rate differences	251	-	-
Total financing expenses	441	380	225
Financing income:
Remeasurement of financial instruments	-	35	891
Exchange rate differences	(93)	218	759
Total financing income	(93)	(253)	(1,650)
Financing expenses (income), net	348	127	(1,425)

NOTE 19—LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to the Company’s shareholders by the weighted average number of ordinary shares issued. The calculation of the diluted loss per share did not take into account 47,944,792 options for employees and consultants, 13,745,025 Series I warrants, 36,531,500 Series K warrants, and 70,807,407 warrants, since their effect is anti-dilutive.

NOTE 20—TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company’s key management personnel include members of the executive management and board of directors, in accordance with the definition of Related Parties in IAS 24.

A.	Transactions with and benefits to related parties

	Year ended December 31
	2016	2017	2018
	NIS in thousands
CEO’s salary*	2,010	1,988	2,129
Share-based payments portion	1,066	455	793
Remuneration of directors	1,214	613	1,057
Share-based payments portion	558	279	627
Number of directors	6	6	7

Regarding benefits to other key management personnel—see C below.

*	In accordance with the CEO’s employment agreement, the CEO will be eligible for a bonus based on qualitative criteria and parameters determined by the Company, which will amount to a maximum of four salaries, plus a special bonus based on the fulfillment of additional conditions.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 20—TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

B.	Balances with related parties:

	December 31
	2017	2018
	NIS in thousands
For salary, incidentals and other benefits, the balance is stated in other payables under current liabilities	(577)	(180)

C.	Benefits for key officers

Compensation for the Deputy CEO & CFO, VP Research and Development, COO, VP commercialization, Chief Scientist, and VP Quality Assurance, defined as key management personnel, for their services provided to the Company, is as follows:

	Year ended December 31
	2016	2017	2018
	NIS in thousands
Salary and other short-term benefits	3,917	4,119	4,503
Share-based payments	2,147	1,051	1,261
	6,064	5,170	5,764
Number of key managers	6	6	7	*

*	Includes cost of salary to two former executive officers who ended their tenure during 2018.

CollPlant Holdings Ltd.

Notes to the Consolidated Financial Statements

NOTE 21—SUBSEQUENT EVENTS

A.	In January 2019 Series I warrants expired without exercise.

B.

On January 30, 2019, the Board of Directors appointed Jonathan M.N. Rigby as the new Chairman of the Board, effective immediately, and David Tsur stepped down from his position as Chairman and as a member of the Board.

The Company and Mr. Rigby entered into a Chairman Services Agreement (the “Agreement”), the terms of which are subject to shareholder approval. Under the Agreement, Mr. Rigby shall be entitled to an annual fee of $70,000 plus VAT, to be paid on a monthly basis and options to purchase 12,319,500 ordinary shares (represented by 246,390 ADSs exercisable at $5.07 per ADS) exercisable at $0.101 per share. The options shall have a term of seven years and shall vest upon the earlier of (1) an equity raise of at least US$10 million, in one or more financings, or (2) will vest over a period of four years, with a quarter of the options vesting on January 31, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter.

In addition, the Board of Directors approved, subject to shareholder approval the grant of (i) 9,050,000 options exercisable into total of 9,050,000 ordinary shares to the company’s officers, employees and consultants, and (ii) subject to shareholders approval, 2,000,000 options exercisable into a total of 2,000,000 ordinary shares to members of the board of directors, in the following manner: (i) 250,000 options exercisable into 250,000 ordinary shares, to each of Dr. Abraham Havron, Dr. Gili Hart, Dr. Elan Penn, Scott R. Burell and Adi Goldin; and (ii) 750,000 options exercisable into 750,000 ordinary shares to Dr. Wolfgang Ruttenstorfer.

Each of the options may be exercised at a price per option of $0.101 per share. The options shall vest over a period of four years from their date of grant, with 25% of the options vesting on the first anniversary of the date of grant and the remaining options vesting equally on a quarterly basis during the three years thereafter.