Form 20-F
period 2019-12-31
CollPlant Biotechnologies Ltd
filed 2020-04-01
CIK 1631487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File No.:  001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	4 Oppenheimer, Weizmann Science Park Rehovot 7670104 , Israel Tel: +972 73 232 5600
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Yehiel Tal

Chief Executive Officer

+972 73 232 5600

Yehiel@CollPlant.com

4 Oppenheimer, Weizmann Science Park

Rehovot 7670104, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
American Depositary Shares, each representing one (1) ordinary share, par value NIS 1.50 per share	CLGN	The Nasdaq Stock Market LLC

Ordinary shares, par value NIS 1.50 per share*	CLGN*	The Nasdaq Stock Market LLC*

* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019: 5,670,829 ordinary shares.

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

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17              ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐                   No ☒

i

INTRODUCTION

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products and product candidates are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, CollPlant Ltd., or CollPlant, our wholly-owned subsidiary, entered into a license agreement with Lung Biotechnology PBC, or LB, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which CollPlant and LB are collaborating in 3D bio-printing development of engineered lungs or lung substitutes, and LB is using our BioInks in order to manufacture 3D bioprinted lungs for transplant in humans.

In January 2020, we also entered into a Joint Development Agreement with 3D Systems Corporation, or 3D Systems, pursuant to which we and 3D Systems agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators. As part of the Joint Development Agreement, we and 3D Systems plan to advance and accelerate tissue and scaffold bioprinting by delivering an integrated 3D bioprinter and BioInks solution to third parties. Our industry collaboration also includes the Advanced Regenerative Manufacturing Institute, or ARMI, and RegenMed Development Organization, or ReMDO.

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

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its wholly owned subsidiary CollPlant Ltd. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of CollPlant.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, par value NIS 1.50 per share. We report financial information under generally accepted accounting principles in the United States of America or U.S. GAAP.

From the Company’s inception through December 31, 2018, the Company’s functional and presentation currency was NIS. Management conducted a review of the functional currency of the Company and decided to change its functional and presentation currency to the U.S. dollar from the NIS, effective January 1, 2019. This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and presentation currency of the Company in this annual report on Form 20-F is the U.S. dollar. See note 2C to our financial statements.

We effected a 1-for-50 reverse share split of our ordinary shares effective as of July 15, 2019. Concurrently with the reverse split, we effected a corresponding change in the ratio of ordinary shares to each of our ADSs, such that the ratio of ADSs to ordinary shares changed from one ADS representing 50 ordinary shares to a new ratio of one ADS representing one ordinary share. All share numbers in this annual report on Form 20-F are reflected on a post-reverse stock split basis.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, our ability to continue as a going concern, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based BioInk and products for medical aesthetics;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk and medical aesthetics products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products, in 3D Bioprinting and medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce which in turn could have an adverse impact on our business and financial results.

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

The selected consolidated statement of comprehensive loss data for the years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheets as of December 31, 2019 and December 31, 2018, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated balance sheets as of December 31, 2017 have been derived from financial data.

Prior to 2019, we prepared our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In 2019, we decided to adopt U.S. GAAP since our business activity is primarily in the U.S. as well as our activity in the U.S. capital markets. We have not included financial information for the years ended and as of December 31, 2016 and 2015, as such information cannot be provided on a restated U.S. GAAP basis without unreasonable effort or expense.

Statement of operations data

	Year ended December 31,
	2019	2018	2017
	(USD in thousands except per share data)

Revenues	2,318	5,014	463
Cost of revenue	1,879	1,659	48
Gross Profit	439	3,355	415
Research and development expenses, net	4,414	3,877	3,906
General, administrative and marketing expenses	3,656	3,723	2,466
Operating loss	7,631	4,245	5,957
Exchange differences	230	(176)	47
Financial expenses	3,303	2,180	47
Financial expenses, net	3,533	2,004	94
Loss for the period	11,164	6,249	6,051
Currency translation differences	-	557	(205)
Comprehensive loss	11,164	6,806	5,846
Loss per ordinary share, basic and diluted	2.23	1.43	2.27
Weighted average ordinary shares outstanding, basic and diluted	4,986,381	4,384,585	2,663,741

Balance sheets data

	December 31,
	2019	2018	2017
	(USD in thousands)

Cash and cash equivalents	3,791	1,580	5,139
Total assets(1)	10,752	8,752	7,670
Total liabilities(1)	6,664	3,332	2,499
Ordinary Shares	2,368	1,580	1,382
Total equity	4,088	5,420	5,171

1)	During 2019, we adopted Accounting Standard Codification topic 842 (Leases) on a modified retrospective basis with an adoption date of January 1, 2019. Consequently, financial information for periods prior to 2019 was not updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a regenerative and aesthetic medicine company. We have incurred losses in each year since our inception in 2004, including total comprehensive loss of $11.2 million, $6.8 million and $5.8 million for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively. As of December 31, 2019, we had an accumulated deficit of $67.3 million.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily with revenues from sales of our products and license of our technology, as well as from net proceeds from private placements. Prior to February 2017, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the IIA. The amount of our future net losses will depend, in part, on the success of our collaborations and on the rate of our future expenditures. If and when we or our partners will obtain regulatory approval to market products, our future revenues will depend upon the size of any markets in which the products have received approval, and the ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for the products in those markets.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

●	continue our research and preclinical and clinical development of our products and product candidates;

●	initiate additional preclinical, clinical, or other studies for our products and product candidates;

●	seek marketing approvals for any of our products and product candidates that successfully complete clinical trials;

●	further develop and expand the manufacturing process for our products and product candidates;

●	establish a sales, marketing, and distribution infrastructure to commercialize our products and product candidates for which we may obtain marketing approval;

●	seek to identify and validate additional products and product candidates;

●	maintain, protect, and expand our intellectual property portfolio;

●	attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company; and

●	experience any delays or encounter issues with any of the above.

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

We have an accumulated deficit as of December 31, 2019, as well as a history of net losses and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products (primarily BioInk) reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we do not have sufficient cash to meet our liquidity requirements for the following twelve months. Consequently, there is substantial doubt regarding our ability to continue as a going concern. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

We are conducting clinical and preclinical development of our products and product candidates and we intend to continue advancing their development. Developing medical products is expensive, and we expect our research and development expenses to continue to be a material part of our expenses, and may increase substantially in connection with our ongoing activities, particularly as we or our collaboration partners advance our products or product candidates in clinical trials.

As of December 31, 2019, our cash and cash equivalents were $3.8 million. We believe that our existing cash and cash equivalents, together with the additional $4.45 million raised in the March 2020 private placement, will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2021. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements, and other collaborations, strategic alliances, and licensing arrangements, or a combination of these approaches. We will require additional capital to obtain U.S. Food and Drug Administration, or FDA, approval and commercialize any product that receives regulatory approval. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may compromise our ability to develop and commercialize our products and product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares or ADSs to decline. The sale of additional equity or convertible securities would dilute all of our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay, or discontinue one or more of our research or development programs or the commercialization of any products or product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

We have received and may continue to receive Israeli governmental grants to assist in the funding of our research and development activities. If we lose our funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects and implementing technological improvements, which would harm our operating results.

Through December 31, 2019 we had received an aggregate of $10.1 million in the form of grants from the Israel Innovation Authority, or the IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS). The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744 1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744 1984), or the Innovation Law, and the IIA’s rules and guidelines. Under the IIA’s rules and guidelines, royalties of 3% to 6% on the income generated from sales of products and related services developed in whole or in part under IIA programs are payable to the IIA (depending on the type of the Recipient Company—i.e., whether it is a “Small Company”, a “Large Company” or a “Traditional Industrial Company” as such terms are defined in the IIA’s rules and guidelines), up to the total amount of grants received, including annual interest, all as detailed in the IIA’s rules and guidelines.

Prior to 2018, we developed our platform technologies, at least in part, with funds from these grants, and accordingly we are obligated to pay these royalties on sales of any of our current products that achieve regulatory approval. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via the IIA programs and this may lead to additional royalties being payable on additional products. As of December 31, 2019, the maximum royalty amount that would be payable by us, excluding interest, is $8.6 million. As of December 31, 2019, we paid to the IIA $1.5 million in royalties and payments against the approval to use outside the state of Israel in regards to the License, Development and Commercialization Agreement, or the United License Agreement, entered into by CollPlant, our wholly-owned subsidiary. For the year ended December 31, 2019, we recognized grants totaling $28,000 from the IIA, which relates to grant approved in 2018. The grants represented 0.6% of our gross research and development expenditures for the year ended December 31, 2019. Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the IIA’s rules and guidelines, described below under “Risk Factors—The IIA grants we have received for research and development expenditures restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions”, will continue to apply even after we have repaid the full amount of royalties on the grants.

These grants have funded some of our personnel, development activities with subcontractors, and other research and development costs and expenses. However, if these grants are not funded in their entirety or if new grants are not awarded in the future, due to, for example, if we choose not to submit an application for a grant, or due to IIA budget constraints or governmental policy decisions, our ability to fund future research and development and implement technological improvements would be impaired, which would negatively impact our ability to develop our products.

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

Our operating expenses may fluctuate significantly in the future for various reasons, many of which are outside of our control. These reasons may include:

●	the time, resources, and expenses required to conduct clinical trials of, seek regulatory approvals for, manufacture, market, and sell our current products and any additional products we may develop;

●	the time, resources, and expenses required to research and develop additional indications of our current products;

●	the costs of preparing, filing, prosecuting, defending, and enforcing patent claims and other patent-related costs, including litigation costs or the results of such litigation;

●	any product liability or other lawsuits related to our products and the costs associated with defending them or the results of such lawsuits;

●	the costs to attract and retain personnel with the skills required for effective operations; and

●	the costs associated with being a public company in the United States.

It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.

Because we do not yet have an established commercial operating history, and because the market for our products and product candidates may rapidly evolve, it is hard for us to predict our future performance. A number of factors, many of which are outside of our control, may contribute to fluctuations in our financial results assuming that we receive marketing authorizations and begin selling our products. These factors may include variations in:

●	market demand for, and acceptance of, our products;

●	our ability to obtain or maintain regulatory approvals;

●	our sales and marketing operations, or the effectiveness of these operations;

●	performance of our third-party contractors;

●	the availability of procedures or products that compete with our products;

●	media coverage of our technologies, the procedures or products of our competitors or our industry; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions).

There are uncertainties and risks relating to the Alpha, Meitav Dash and Ami Sagy transactions.

In 2017, we entered into securities purchase agreements with Alpha, Meitav Dash and Ami Sagy providing for up to $7.4 million of financing. The foregoing purchase agreements contain certain covenants that may impact our ability to raise funds in the future, including without limitation, full-ratchet anti-dilution protection.

In addition, the staff of the Israel Securities Authority, or ISA, has informed us that the financings of Meitav Dash and Ami Sagy should be viewed as constituting a single transaction under the provisions of section 270(5)(b)(3) of the Israeli Companies Law, 5759-1999, or the Companies Law. This position was based on several arguments, including the identical price in these financings, their proximity in timing, the similar structure of the financings, including their dates of completion as well as the conditioning of the second closing of Meitav Dash upon the raising of NIS 3.7 million by us, which is an identical amount to the consideration paid by Ami Sagy, and the disclosure with respect to which was published one business day following the disclosure of the Meitav Dash financing. In addition, the Israel Securities Authority, or the ISA, informed us that the Meitav Dash and Ami Sagy financings should be submitted for approval at a general meeting of shareholders as required by Section 270(5) of the Companies Law, since it cannot be determined that the terms of these financings have been set at market terms, considering, among other things, the discount rate embedded in these financings, which was set at 27%-33%. Their position is based on the fact that in our case, there is difficulty in determining market terms which derives, according to the ISA’s position, from the differences in the prevalent discount rates of companies with similar characteristics as us. The differences include the terms of issuance and certain adjustments, including protection for decrease in share price (full ratchet anti-dilution) and the calculation of the fair market value of the warrants. The ISA’s position was that such differences may have implications on the calculation of the discount rates in the Meitav Dash and Ami Sagy financings. Nevertheless, our board of directors believes that in the first place, the said financings should not be considered as a single transaction, and that even if they were viewed as a single transaction, they were entered into on market terms. Accordingly, we have proceeded to complete all closings under the Meitav Purchase Agreement and the Sagy Purchase Agreement without seeking shareholder approval. As a result of the position adopted by the ISA, there is a possibility of derivative claims and class action litigation being brought against us. Such litigation, if instituted, could result in the voiding of the transactions, incurrence of damages, substantial costs and diversion of management attention and resources. Any conclusion of these matters in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations.

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

We have only limited clinical data to support sales of our products, which may make physicians, patients, third-party payors, and others in the medical community reluctant to accept or purchase our products.

Physicians, patients, third party payors, and others in the medical community will only accept or purchase our products if they believe them to be safe and effective, with advantages over competing products or procedures. To date, we have collected only limited clinical data with which to assess the clinical and economic value of VergenixFG and VergenixSTR which we sell in Europe. The collection of clinical and economic data and the process of generating peer review publications in support of our product and procedure is an ongoing focus for us. If future publications of clinical studies indicate that procedures using the VergenixFG and VergenixSTR are less safe or less effective than competing products or procedures, patients may choose not to undergo our procedure, and physicians or others in the medical community may choose not to use our products. Furthermore, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction.

We have low scale experience in producing our rhCollagen, and if we are unable to manufacture our rhCollagen in high-quality commercial and clinical quantities successfully and consistently to meet demand, our growth will be limited.

We have experience manufacturing limited quantities of rhCollagen, the recombinant human type I collagen used for development with collaborators and in our products and product candidates. Our manufacturing capabilities will need to be further improved to meet the standard requirements for future clinical studies and for commercialization of our products and product candidates. To manufacture our rhCollagen in quantities that we believe will be sufficient to produce our end products and meet anticipated market demand, we will need to increase manufacturing capacity, which will involve significant challenges. In addition, the development of commercial-scale, regulation-compliant manufacturing capabilities will require us to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase to existing manufacturing processes in a timely manner, or at all.

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

If we are unable to produce our products in sufficient quantities to meet anticipated customer demand, our revenues, business, and financial prospects would be harmed. The lack of experience we have in producing commercial and clinical quantities of our components and products may also result in quality issues and product recalls. Any product recall could be expensive and generate negative publicity, which could impair our ability to market our products and further affect our results of operations. Manufacturing delays related to quality control could negatively impact our ability to bring our technologies to market, harm our reputation, and decrease our revenues.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our products that obtain regulatory approval, we may be unable to generate material revenue.

We have limited experience in selling and marketing our products or any other products. To successfully commercialize our products we will need to develop these capabilities, either on our own or with others. We are seeking to enter into commercial alliances with third-party collaborators and distributors to utilize their development, marketing and distribution capabilities, but we may be unable to do so on favorable terms, if at all. If any future collaboration or distribution partners do not commit sufficient resources to commercialize our future products, and if we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies or successfully commercialize any of our products.

We face competition and rapid technological change and the possibility that our competitors may develop therapies or products that are more advanced or effective than ours, which could impair our ability to successfully commercialize our products.

We operate in the regenerative and aesthetic medicine fields, which is rapidly changing. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies, medical technology companies, and universities and other research institutions.

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

If any of our products are approved for commercialization, it is our current intention to market them on a regional or worldwide basis in the jurisdictions where they may be approved, either alone or in collaboration with third parties. In addition, we may conduct development activities in various jurisdictions throughout the world. We expect that we will be subject to additional risks related to engaging in international operations, including:

●	different regulatory requirements for product approval in foreign countries;

●	reduced protection for intellectual property rights;

●	unexpected changes in tariffs, trade barriers, and regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the United States and Israel;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods, fires, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak).

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

Risks Related to the Clinical Development and Regulatory Approval of Our Products

We currently depend heavily on the future success of our BioInk, and medical aesthetics product candidates. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products or their end products, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

We have invested a significant portion of our efforts and financial resources in the development of rhCollagen, BioInk, and our Vergenix line of products. We currently depend heavily on the future success of our BioInk, and medical aesthetics product candidates. Our ability to generate revenues from our products and product candidates depends heavily on the successful development, approval, and commercialization of our products, which, in turn, depend on several factors, including the following:

●	our ability to continue and support our rhCollagen platform technology and programs;

●	our ability to establish and maintain strategic partnerships, including the United License Agreement;

●	successfully initiating and completing future clinical trials and other studies required for our products and product candidates;

●	demonstrating and maintaining the safety and efficacy of our products at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	establishing successful sales and marketing arrangements for our products in the jurisdictions where they may be approved;

●	the availability of coverage and reimbursement by healthcare payors for our products in the jurisdictions where they may be approved;

●	establishing a large scale facility as a second source for the manufacture of commercial and clinical quantities of our products, if approved; and

●	other risks described in this “Risk Factors” section.

Our products and product candicates are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

We have concentrated our product research and development efforts on our novel rhCollagen technology. The FDA has approved very few plant-expressed products. We may experience development challenges in the future related to our technology, which could cause significant delays or unanticipated costs, and we may not be able to solve such development challenges. We may also experience delays in developing a sustainable, reproducible, and scalable manufacturing process or transferring that process to commercial partners, if we decide to do so.

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

We may find it difficult to enroll patients in future clinical trials, and patients could discontinue their participation in our future clinical trials, which could delay or prevent clinical trials of our products and product candidates.

Identifying and qualifying patients to participate in clinical trials of our products and product candidates is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate in our clinical trials. We may experience delays in patient enrollment in the future. If patients are unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology, pharmaceutical or medical technology industries, or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology, or termination of the clinical trials altogether.

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

We are currently not conducting any clinical trials. We may not be able to initiate or continue future clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by European regulatory authorities, the FDA, or other regulatory authorities.

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

Future clinical trials may not be successful or may be delayed.

Before obtaining marketing approval from regulatory authorities for the sale of our products or product candidates or any future product, we must conduct clinical trials to demonstrate the safety in humans for European CE marking certification, and the safety and efficacy of our products or product candidates in humans for other regulatory authorities such as the United States. From time to time, we work with contract research organizations, or CROs, which assist us in overseeing and implementing our clinical trials. Clinical trials are expensive, time consuming, and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We may not receive FDA regulatory approval for the conduct of any particular clinical trial in the United States or regulatory approval for conduct of such clinical trial in other countries. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

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

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or design changes to our products or product candidates, we may need to conduct additional studies to bridge our modified products to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our products or product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our products.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our products or product candidates, we may:

●	fail to obtain, or be delayed in obtaining, marketing approval for our products or product candidates;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

●	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

●	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution;

●	be subject to the addition of labeling statements, such as warnings or contraindications;

●	be sued; or

●	experience damage to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of our products or product candidates and impair our ability to commercialize our products.

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

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product. Even if our products or product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process. Regulatory agencies also may approve a treatment for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our treatment.

Side effects may occur following treatment with our products or product candidates which could make it more difficult for our products to receive regulatory approval.

Treatment with our products or product candidates may cause side effects or other adverse events. In addition, since our products may in the future be administered in combination with other therapies, patients or clinical trial participants may experience side effects or other adverse events that are unrelated to our product, but may still impact the success of our clinical trials. Additionally, our products or product candidates could potentially cause other adverse events that have not yet been predicted. The experience of side effects and adverse events in our clinical trials could make it more difficult to achieve regulatory approval of our products or, if approved, could negatively impact the market acceptance of such products.

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

We have limited experience in preparing and filing the applications necessary to gain regulatory approvals for our products and product candidates to the extent that we decide to make such applications ourselves. Moreover, the products that are likely to result from our development programs are based on new technologies that have not been extensively used in humans. The regulatory requirements governing these types of products may be less well defined or more rigorous than for conventional products. As a result, we may experience a longer regulatory review process in connection with obtaining regulatory approvals, if any, of products that we develop. We intend to rely on independent consultants for regulatory services and compliance and product development and filings in Europe, the United States and elsewhere. Any failure by our consultants to properly advise us regarding, or properly perform tasks related to, regulatory submission and other requirements could compromise our ability to develop and obtain regulatory approval of our products.

We are subject to stringent regulation and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our products, development activities, and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including European regulatory authorities, the FDA, and other regulatory authorities. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our products. The process of obtaining marketing approval or clearance in Europe, the United States, and other countries for new products or enhancements or modifications to existing products could:

●	take a significant amount of time;

●	require the expenditure of substantial resources;

●	involve rigorous and expensive preclinical and clinical testing, as well as increased post-market surveillance;

●	involve modifications, repairs, or replacements of our products; and

●	result in limitations on the indicated uses of our products.

We cannot be certain that we, or our third party collaborators, will receive required approval or clearance from European regulatory authorities, the FDA, or other regulatory authorities for new products or modifications to existing products on a timely basis. The failure to receive approval or clearance for significant new products or modifications to existing products on a timely basis could have a material adverse effect on our financial condition and results of operations.

Both before and after a product is commercially released, we and our third party collaborators have ongoing responsibilities under FDA regulations. For example, we are required to comply with the FDA’s Quality System Regulation, or QSR, which are the good manufacturing requirements that the FDA applies to medical devices, and which mandate that manufacturers adhere to certain requirements pertaining to, among other things, development of our products, validation of manufacturing processes, controls for purchasing product components, and documentation practices. As another example, FDA regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a product may have caused or contributed to a death or serious injury, or that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through, among other things, periodic inspections by the FDA, which may result in observations on Form 483 that require corrective action, and in some cases warning letters. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable health risk, the FDA could ban such products, detain or seize such products, order a recall, repair, replacement, or refund of such products, or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health.

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

In addition to the level of commercial success of our products, our future prospects are also dependent on our ability to successfully develop a pipeline of additional products, and we may not be successful in our efforts in using our platform technologies to identify or discover additional products.

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

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based BioInks, dermal fillers and other future products for medical aesthetics.

To successfully develop and commercialize our products and product candidates, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, in October 2018, CollPlant entered into the United License Agreement with LB, pursuant to which CollPlant and LB are collaborating in 3D bio-printing development of engineered lungs or lung substitutes using our rhCollagen and BioInk, and LB is using our BioInks in order to manufacture 3D bioprinted lungs for transplant in humans.

We face significant competition in seeking appropriate partners for our products and product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our products and product candidates, potential partners must view our products and product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to our products could delay the development and commercialization of our products and reduce their competitiveness even if they reach the market. If we fail to establish and maintain strategic partnerships related to our products, we will bear all of the risk and costs related to the development and commercialization of our products, and we will need to seek additional financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

The risks in a strategic partnership include the following:

●	the strategic partner may not apply the expected financial resources, efforts, or required expertise in developing the physical resources and systems necessary to successfully develop and commercialize a product or product candidate;

●	the strategic partner may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of the products reach their full potential;

●	we may be required to undertake the expenditure of substantial operational, financial, and management resources;

●	we may be required to issue equity securities that would dilute our existing shareholders’ percentage ownership;

●	we may be required to assume substantial actual or contingent liabilities;

●	we may not receive requisite regulatory approvals;

●	strategic partners could decide to withdraw a development program, or move forward with a competing product developed either independently or in collaboration with others, including our competitors;

●	disputes may arise between us and a strategic partner that delay the development or commercialization or adversely affect the sales or profitability of the product; or

●	the strategic partner may independently develop, or develop with third parties, products that could compete with our products.

In addition, a strategic partner for one or more of our products or product candidates may have the right to terminate the collaboration at its discretion. For example, LB may terminate the United License Agreement at any time upon 30 days’ written notice with respect to the entirety of the United License Agreement and upon 30 days’ written notice with respect to its license and other rights under the United License Agreement relating to one or more CollPlant patents, on a patent-by-patent and country-by-country basis. Any early termination in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products or product candidates and materially harm our business and stock price by delaying the development of our products, and the sale of any products that may be approved by the FDA or other regulatory agencies, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

Further, a strategic partner may breach an agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, a strategic partner will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products, if approved, and may not conduct those activities in the same manner as we would do so.

We expect to depend upon third-party collaborators, distributors and resellers for a significant portion of our sales.

We expect to rely primarily upon sales through independent collaborators, distributors and resellers. While we are highly dependent upon acceptance of our products and solutions by such third parties and their active marketing and sales efforts relating to our products, most of our distributors and resellers will not be obligated to deal with us exclusively and are not contractually subject to minimum purchase requirements. In addition, some of our distributors and resellers may sell competing products or solutions. As a result, our distributors and resellers may give higher priority to products or services of our competitors, thereby reducing their efforts in selling our products and services.

There can be no assurance that such distributors and resellers will act as effective sales agents for us, that they will remain our partners, or that, if we terminate or lose any of them, we will be successful in replacing them. Any disruption in our distribution channels could adversely affect our business, operating results, and financial condition.

We expect to rely on third parties to conduct some aspects of our product manufacturing, protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.

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

If we or our third parties on which we rely cannot manufacture our products at sufficient yields, we may experience delays in development, regulatory approval, and commercialization.

Commercialization of our products require access to, or development of facilities to manufacture our products at sufficient yields and at a commercial scale. We have limited experience in large scale manufacturing volumes that are expected to be necessary to support large-scale sales. Our efforts to establish these capabilities may not meet our requirements as to scale-up, yield, cost, potency, or quality in compliance with cGMP. Future clinical trials should be conducted with product produced under applicable cGMP regulations. Failure to comply with these regulations would delay the regulatory approval process. Even an experienced third-party manufacturer may encounter difficulties in production, including:

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

We expect to rely on third parties to conduct, supervise, and monitor our future clinical trials, and if these third parties perform in an unsatisfactory manner, it may harm our business.

We expect to rely heavily on hospitals, clinic centers, and other institutions and third parties, including the principal investigators and their staff, to carry out our future clinical trials in accordance with our clinical protocols and designs. We also expect to rely on a number of CROs to assist in undertaking, managing, monitoring, and executing future clinical trials as well as clinical data management organizations, medical institutions, and clinical investigators to conduct our development efforts in the future. We compete with many other companies for the resources of these third parties, and large pharmaceutical and medical device companies often have significantly more extensive agreements and relationships with such third-party providers, and such third-party providers may prioritize the requirements of such large pharmaceutical and medical device companies over ours. The third parties on whom we rely may terminate their engagements with us at any time, which may cause delay in the development and commercialization of our products or product candidates. If any such third party terminates its engagement with us or fails to perform as agreed, we may be required to enter into alternative arrangements, which would result in significant cost and delay to our product development program. Moreover, our agreements with such third parties generally do not provide assurances regarding employee turnover and availability, which may cause interruptions in the research on our products by such third parties.

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

If CROs and other third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to trial protocols or to regulatory requirements, or if they otherwise fail to comply with regulations and trial protocols or meet expected standards or deadlines, the trials of our products or product candidates may not meet regulatory requirements. If trials do not meet regulatory requirements or if these third parties need to be replaced, the development of our products or product candidates may be delayed, suspended, or terminated, or the results may not be acceptable. If any of these events occur, we may not be able to obtain regulatory approval of our products on a timely basis, at a reasonable cost, or at all.

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

Risks Related to Our Business Operations

Our business may be adversely affected by the impact of coronavirus.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries, including Israel, and infections have been reported globally. Many countries around the world, including in Israel, have significant governmental measures being implemented to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. These measures have resulted in disruptions to our operations. The extent to which coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of coronavirus and the actions to contain coronavirus or treat its impact, among others. In particular, the continued spread of coronavirus in Israel and globally could adversely impact our operations, including among others, our ability to manufacture our BioInks and our ability to raise additional funds, and accordingly, the impact of coronavirus could have an adverse impact on our business and our financial results.

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

As of March 15, 2020, we had 46 employees. As we mature and undertake the activities required to advance our products and product candidates and to operate as a public company in the United States, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational setbacks, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our products harm patients, or is perceived to harm patients even when such harm is unrelated to our products, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

The use of our products in clinical trials and the sale of any products exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical and medical device companies, or others that sell or otherwise come into contact with our products. There is a risk that our products may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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

We currently carry product liability insurance of $5.0 million for sales in Europe of VergenixFG and VergenixSTR. We intend to acquire product liability insurance before commercializing any of our other products. However, we may not be able to obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. If we obtain marketing approval for additional products, we intend to obtain insurance coverage to include the sale of those commercial products, but we may not be able to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on medical treatments that had unanticipated adverse effects. A product liability claim or series of claims brought against us could cause our ADS or ordinary share price to decline and, if judgments exceed our insurance coverage, could materially and adversely affect our financial position.

Our development and production of rhCollagen relies upon the continued availability of tobacco plants, and any interruption in availability or supply of tobacco plants may delay production and adversely affect commercial utilization of our rhCollagen-based products.

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

We currently have a single, small-scale production site in Israel where we manufacture rhCollagen. Under the United License Agreement, LB is required to build a facility, or engage a manufacturer to build a facility, in the U.S. for the manufacture of our rhCollagen and BioInk in connection with the United License Agreement. There can be no assurance that the agreement between iBio and LB will yield a successful production process of rhCollagen or that a production facility will be built at all. If our existing production facility or the new facility, or the equipment in it, is damaged or destroyed, we likely would not be able to quickly or inexpensively replace our production capacity. Any new facility needed to replace our existing production facility would need to comply with the necessary regulatory requirements and be tailored to our production requirements and processes. We would need regulatory approval before using any products manufactured at a new facility in clinical trials or selling any products that are ultimately approved. Such an event could delay our clinical trials or, if any of our products are approved by the regulator, reduce or eliminate our product sales.

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

We currently operate in two different currencies. While the U.S. dollar is our functional and reporting currency, we incur a portion of our expenses in NIS. As a result, our financial results may be adversely affected by fluctuations in currency exchange rates.

We are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, in such event, the dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2019, 2018 and in 2017. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies, and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemic or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, CROs, clinical sites, third parties ongoing activities and schedules or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our plans and business for a substantial period of time.

Our business could be adversely impacted by the effects of the coronavirus outbreak originating in China, or by other epidemics. In addition, such an event may cause other parties to slow down their activities and schedules and therefore influence our timelines. A health epidemic or other outbreak, including the current coronavirus outbreak, may materially and adversely affect our business, financial condition and results of operations.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

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

If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to obtain exclusivity for our products or prevent others from developing similar competitive products.

We rely upon a combination of granted patents, pending patent applications, trade secret protection, and confidentiality agreements to protect the intellectual property related to our products and product candidates. The strength of patents in the field of regenerative medicine involves complex legal and scientific questions and can be uncertain. The patent applications that we own may fail to result in issued patents with claims that cover our products in the United States or in other countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in the patent claims being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties.

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

We may need to obtain licenses from third parties to advance our research or allow commercialization of our products and product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products.

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

Issued patents covering our products or product candidates could be found invalid or unenforceable if challenged in court or in administrative proceedings.

If we initiate legal proceedings against a third party to enforce a patent covering one of our products or product candidates, the defendant may contend that the patent covering our product is invalid, unenforceable, or fails to cover the product or the infringing product. In patent litigation in the United States, defendants commonly allege that asserted patent claims are invalid and unenforceable. Grounds for a validity challenge could be an alleged failure to meet one or more of several statutory requirements, including lack of novelty, obviousness, lack of written description, indefiniteness, and non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, amendments to our patent claims, or statements being made on the record such that our claims may no longer be construed to cover our products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity, unenforceability, or non-infringement, we would lose at least part, and perhaps all, of the patent protection on our products. For example, as further described below, in July 2017, Fibrogen, Inc., or Fibrogen, prevailed in an administrative challenge to one of our patents in Europe, resulting in the revocation of the patent and the abandonment of another patent. Even if resolved in our favor, litigation, or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Moreover, third parties may continue to initiate new proceedings in the United States and foreign jurisdictions to challenge our patents from time to time.

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

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

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

The market price of the ADSs is likely to be volatile. Our ADS price could be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in other similar products or clinical trials of such products;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our products and any adverse development or perceived adverse development with respect to the FDA’s review or European authorities’ review of that regulatory submission;

●	failure to develop successfully and commercialize our products or product candidates and future products;

●	failure to enter into or maintain strategic collaborations;

●	failure by us or strategic collaboration partners to prosecute, maintain, or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities (including in Israel), inability to obtain adequate product supply for our products, or the inability to do so at acceptable prices;

●	adverse regulatory decisions, including by the IIA under the Innovation Law;

●	introduction of new products, services, or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	the perception of the biotechnology industry by the public, legislatures, regulators, and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	sales of our ordinary shares or ADSs by us or our shareholders in the future; and

●	trading volumes of our ordinary shares and ADSs.

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

As of March 15, 2020, our senior management, directors, and five percent or more shareholders and their affiliates beneficially owned approximately 48% of our ordinary shares. These shareholders will be able to significantly influence all matters requiring shareholder approval, except for decisions that require a special majority at a shareholders’ meeting. For example, these shareholders, if they were to act together, may be able to significantly influence elections of directors (other than our external directors, within the meaning of Israeli law, as described under “Management—External Directors”), amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

In addition, but for the application of blocker provisions in certain security instruments that subject the conversion or exercise of such instruments, as applicable, to 4.99% beneficial ownership limitations and the need to conduct a special tender offer if Alpha wishes to hold 25% or more of the voting rights in the Company, Alpha would beneficially own approximately 22% of our outstanding ordinary shares as of March 15, 2020. If Alpha were to convert or exercise such instruments to the maximum extent possible, absent such blocker provisions and special tender offer requirement, Alpha would have the ability to also obtain a substantial interest in our Company. This concentration and potential further concentration of ownership could have the effect of delaying a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares or ADSs or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares or ADSs. Furthermore, because of the large number of shares that may be issued from time to time under security instruments issued to Alpha, Meitav Dash and Ami Sagy, there may be an adverse effect on the market because of the quantity and regularity of conversion and/or exercise and sale of those shares, or even the potential of those shares being sold. Therefore, there may be limited demand and excessive price and volume volatility.

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

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to the date that is the last date of the fiscal year that includes the fifth anniversary of our first sale of ADS pursuant to an effective registration statement (i.e. December 31, 2023). An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

If our existing shareholders sell, indicate an intention to sell, or the market perceives that they intend to sell, substantial amounts of our securities on the Nasdaq Capital Market after the date of this Annual Report on Form 20-F, the market price of our securities could decline significantly. As of March, 15, 2020, we had 6,462,445 ordinary shares outstanding.

In addition, as of March 15, 2020, an aggregate of 3,735,191 ordinary shares, that are issuable pursuant to exercise of either outstanding options or outstanding warrants or outstanding pre-paid warrants, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Pursuant to our Share Ownership and Option Plan (2010), or the 2010 Plan, our management is authorized to grant share options and other equity-based awards to our employees, directors, and consultants. As of March15, 2020, our officers, directors, employees and consultants hold options to purchase 729, 569 ordinary shares under the 2010 Plan. In addition, on January 30, 2020, our board of directors approved the grant of 162,713 options to purchase 162,713 ordinary shares, which are subject to shareholders approval.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019 and March 2, 2020. The uncertainty surrounding the results of the recent elections may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of March 15, 2020, we had 46 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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

We were incorporated in Israel, and our corporate headquarters, research facilities and substantially all of our operations are located in Israel. All of our senior management and a majority of our directors are located outside the United States. All of our assets are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our officers and directors on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, based on our non-passive revenue-producing operations for the year ended December 31, 2019, we do not believe we were a PFIC for our 2019 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2020 or any other year.

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

Under the Israeli Licensing of Businesses Law, to which our production site and offices and laboratories are subject, operating a business without a license or temporary permit is a criminal offense. In April 2019, we moved our laboratories and offices to a new site in Rehovot, Israel, and we are currently in the process of obtaining a business license for our sites in Rehovot. In addition, we have a business license for our plant growth and production site at Yessod Hama’ala, Israel, which is in effect until July 13, 2022. In addition, our production sites and laboratories are subject to the Israeli Planning and Zoning Law, which sets provisions and obligations, inter alia, regarding the licensing process for a new building, including building permits, non-conforming use and easements, the supervision over its construction, and the required occupancy permits. According to the Planning and Zoning Law, work or use of land without a permit, where such permit is required, a deviation from the permit granted, or use of agricultural land in violation of the law constitute criminal offenses.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products and product candidates are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, CollPlant, our wholly-owned subsidiary, entered into a license agreement with LB, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which CollPlant and LB are collaborating in 3D bio-printing development of engineered lungs or lung substitutes, and LB is using our BioInks in order to manufacture 3D bioprinted lungs for transplant in humans.

In January 2020, we also entered into a Joint Development Agreement with 3D Systems, pursuant to which we and 3D Systems agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators. As part of the Joint Development Agreement, we and 3D Systems plan to advance and accelerate tissue and scaffold bioprinting by delivering an integrated 3D bioprinter and BioInks solution to third parties. Our industry collaboration also includes the ARMI and ReMDO.

Our legal and commercial name is CollPlant Biotechnologies Ltd. We hold all of the issued and outstanding shares of CollPlant Ltd. and have no holdings in other companies. CollPlant Ltd. was incorporated in Israel on August 12, 2004 as a private company limited by shares and began its operations as a technology incubator company under the IIA’s technology incubators program. CollPlant Ltd. owns all of our intellectual property.

We were incorporated in Israel on November 9, 1981 as a private company limited by shares. We became a public company in Israel in 1993, when all of our ordinary shares were listed on the TASE. On January 31, 2018, our ADSs commenced trading on the Nasdaq Capital Market under the symbol “CLGN”. The ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, and quoted on the OTCQB from May 26, 2017 to January 30, 2018. Our name has changed several times, but has been CollPlant Biotechnologies Ltd. since June 21, 2019. We delisted our ordinary shares from the TASE, and the last date of trading of our ordinary shares was on October 29, 2018.

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

Our capital expenditures for December 31, 2019, 2018 and 2017 amounted to $1.5 million, $832,000 and $129,000, respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot. We financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products and product candidates are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, CollPlant, our wholly-owned subsidiary, entered into a license agreement with LB, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which CollPlant and LB are collaborating in 3D bio-printing development of engineered lungs or lung substitutes, and LB is using our BioInks in order to manufacture 3D bioprinted lungs for transplant in humans.

In January 2020, we also entered into a Joint Development Agreement with 3D Systems, pursuant to which we and 3D Systems agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators. As part of the Joint Development Agreement, we and 3D Systems plan to advance and accelerate tissue and scaffold bioprinting by delivering an integrated 3D bioprinter and BioInks solution to third parties. Our industry collaboration also includes the ARMI and ReMDO.

We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market size for our BioInk, and our medical aesthetics product candidates including dermal filler, exceeded $10 billion in 2019, and is estimated to reach $17 billion in 2025.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested in vitro and in animal models and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce fibers and membranes with high molecular order, meaning there is high molecular alignment, which enables the formation of tissue repair products with distinctive physical properties. We produce our rhCollagen from genetically engineered tobacco plants, assuring a relatively abundant supply of high quality raw materials.

We are currently focusing on the following two rhCollagen-based family products lines:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In October 2018, we entered into the United License Agreement pursuant to which CollPlant and LB are collaborating in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk. In January 2020, we announced a Joint Development Agreement with 3D Systems Corporation, pursuant to which CollPlant and 3D Systems Corporation agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators.

●	Aesthetic medicine product line including a dermal filler and breast implants. Our rhCollagen offers a portfolio of opportunities in the field of regenerative aesthetics, owing to its ideal structure and non-immunogenic properties that provide, what we believe is the optimal scaffold to attract cells and promote tissue regeneration. We are developing a photocurable regenerative dermal filler combining hyaluronic acid with our tissue regenerating rhCollagen which is designed to address the need for more innovative aesthetic products to treat wrinkles. . In addition, we are developing injectable and 3D bioprinted breast implants for regeneration of breast tissue comprised of rhCollagen and additional materials. In parallel, we are advancing collaborations with leading companies in the field of medical aesthetics with the goal of positioning CollPlant as a major player in the medical aesthetics market. We are currently exploring strategic collaboration opportunities for these products.

We also currently market two of our products in Europe: VergenixSTR, a soft tissue matrix, intended to accelerate treatment of tendinopathy, and VergenixFG, a wound healing flowable gel, intended to enhance the quality and speed of closure of deep surgical incisions and wounds.

Collagen and Collagen-Based Products

Collagen is the main component of connective tissue and is the most abundant protein in mammals. In humans, it comprises approximately 30% of the protein found in the body. Due to its unique characteristics and diverse profile in human body functions, collagen is frequently selected from a variety of biocompatible materials for use in tissue repair to support structural integrity, induce cellular infiltration and promote healing. We estimate that the size of the market for human collagen-based tissue repair with our BioInks and aesthetic medicine product line exceeded $10 billion in 2019 and is estimated to reach approximately $17 billion in 2025.

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

Advantages of our rhCollagen and rhCollagen-based Products

All of our products and product candidates are based on our proprietary recombinant type I human collagen, rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body. The graphic below illustrates the structural differences between rhCollagen produced with our proprietary plant-based technology and currently marketed tissue-derived collagens.

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

We believe the clinical attributes of our rhCollagen will translate into benefits for patients, payors, and physicians, and will be adopted rapidly by the market . We believe the improved biofunctionality of our products could lead to faster recovery, better clinical outcomes, and reduced hospitalization time. Our in vivo studies have shown faster tissue remodeling, faster wound closure, and reduced scarring compared to competing products made from tissue-derived collagen.

The advantages of our rhCollagen outlined above have been demonstrated through in vitro testing and in preclinical animal studies, and are based on the performance of rhCollagen alone. The performance demonstrated in these studies is not necessarily indicative of the performance of our products which contain rhCollagen. We cannot assure you that the same advantages of rhCollagen will be seen in clinical testing of our products and product candidates containing rhCollagen.

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

Collagen-based products are already used extensively in the marketplace; therefore, we expect our product candidates, except for dermal fillers, will likely be eligible for reimbursement by third-party payors, including government agencies and insurance companies. We believe that the demand for tissue-derived collagen will decrease as the market recognizes the significant advantages of our rhCollagen.

Our Market Opportunity

Our rhCollagen represents a platform for the development of products addressing significant opportunities in multiple therapeutic, aesthetic, and other medical markets. We are initially focused on BioInk for use in the 3D printing of tissues and organs and the medical aesthetics market.

We also see a significant opportunity to use our rhCollagen platform to develop products to address additional indications in these markets as well as in new markets, including cardiovascular, orthobiologics, and ophthalmic markets. We believe that the potential addressable market opportunity for products using our technology is even greater than the market size served by currently available collagen-based products, mainly due to continued unmet medical needs and the shortcomings of tissue-derived collagen.

BioInk for 3D printing of tissues& organs

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

Grand View Research Inc. in a report published in February 2019 notes that the global 3D bioprinting market size was valued at $965 million in 2018 and that the global market was expected to reach $2.8 billion by 2024. The growth of the global market is largely driven by increasing large demand of tissues and organs for transplantation and the innovations and advancements in technology for 3D bioprinting. A large number of people across the globe are waiting for an organ or tissue transplant, due to the large gap in demand for organ transplants and donors. This has created traction in the 3D bioprinting industry for developing live tissues and organs. Different companies along with academic institutes and laboratories are investing capital for 3D bioprinting research and development. Some of the other factors driving the growth of the global market include increasing research and development activities and increasing compliance for 3D bioprinting in drug discovery processes. Growing stem cell research and increasing adoption of 3D bioprinting in cosmetic industry are expected to create ample growth opportunities for the global market.

Aesthetic Medicine

Dermal fillers are gaining popularity all across the globe due to increasing trend of using anti-aging treatments, growing aging population, demand to look younger and the use of social media. According to the American Society of Plastic Surgeons, in 2016, 92% of the cosmetic minimally invasive procedures are performed on women, and there is rapidly gaining popularity with the male population as well. More and more companies are on the search for safer and longer lasting fillers.

Broadly, facial fillers can be divided into four categories: autologous fat, collagens, hyaluronic acid, and synthetic fillers (e.g., Calcium hydroxylapatite, Polylactic acid). In 2017, hyaluronic acid comprised the largest category of soft tissue filler injections, with 78% market share and 2.1 million procedures performed in the U.S.

According to Global Market Insights Inc, the global dermal filler and global breast implants market sizes were estimated at $6.2 billion in 2019 and 2.2 billion in 2018, respectively, and are expected to surpass $10.5 billion by 2026 and $4.6 billion by 2026 and 2025, respectively.

Orthopedic and wound healing

Orthobiologics Market

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

Our Strategy

We plan to exploit the unique characteristics of our rhCollagen to develop and commercialize an extensive portfolio of regenerative medicine products, independently or in collaboration with collaboration partners. The key elements of our strategy include the following:

●	Position our rhCollagen as the “gold standard” platform technology for collagen-based products in a broad range of markets. We believe that our rhCollagen represents a significant advance in collagen technology, demonstrated by its biofunctionality, high homogeneity, and reduced risk of immune response. Our rhCollagen is a platform technology which can be utilized in a broad range of therapeutic, aesthetic, and other medical applications, and in particular in emerging industries such as 3D bioprinting which we believe cannot be adequately addressed with currently available collagen technologies. We intend to expand the awareness of rhCollagen through partnerships and collaborations with leading commercial and academic partners around the world and further clinical trials which we will seek to have published in peer-reviewed journals, as well as through our participation in academic and industry conferences, to position rhCollagen as the “gold standard” platform technology for collagen-based products. We believe our platform technology, and the knowledge and expertise we have gained in its development, will enable the development, both independently and with collaborators, of differentiated products in multiple industries with a short time to market.

●	Utilize collaborative partners and distributors to develop and commercialize our technology and products. We believe the market-leading characteristics of our rhCollagen will create attractive collaboration opportunities for our products, and we intend to selectively establish collaborations and strategic partnerships with respect to our current and future products in order to accelerate their development and commercialization. We established a collaboration with United Therapeutics, and intend to engage with well-established companies whose distribution networks are deeply entrenched. We expect our commercial efforts will be comprised of the distribution networks of our collaboration partners, particularly in the United States and Europe.

●	Manufacturing capacity to support commercialization of rhCollagen-based end products. We cultivate the tobacco plants used in the production of our rhCollagen in a network of farms in Israel, and we extract the raw materials used to manufacture our rhCollagen from these tobacco plants. We have a manufacturing facility in Israel that is supporting our current commercial needs to manufacture commercial and clinical quantities of our rhCollagen and our BioInk in a cost-competitive manner for application in both premium and commodity markets.

●	Expand our pipeline through ongoing development of new products. We intend to continue to develop additional products, both independently and with strategic collaborators, initially in 3D bioprinting of tissues and organs, and medical aesthetics markets and subsequently in other high value markets, based on our rhCollagen. Recently, we initiated development of injectable and 3D bioprinted breast implants. Our product pipeline and our research and development program are expected to yield new products in the coming years.

●	Advance our leadership position in recombinant protein production through our plant-based technology. We continually seek to expand our knowledge of plant-based protein production systems and introduce improvements into our process. We are shifting production to an enhanced line of tobacco plants with higher collagen yield, along with improvements in the growing and cultivation process as well as collagen extraction and purification. As tissue engineering and regenerative medicine continue to evolve and expand, we expect that the demand for high-quality biomaterials will grow.

Our Products and Product Candidates

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

CollPlant’s BioInk based on rhCollagen - building block for tissue and organ manufacturing

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

On October 19, 2018, CollPlant entered into the United License Agreement with LB, pursuant to which CollPlant and LB are collaborating in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk. Pursuant to the United License Agreement, CollPlant granted to LB and its affiliates, an exclusive, perpetual, royalty-bearing and transferable license of our technology relating to the production and use of our rhCollagen and BioInk for the commercialization of engineered lungs or lung substitutes using 3D bioprinting processes throughout the universe. In August 2019, LB entered into an agreement with iBio to produce rhCollagen for 3D bioprinted organ transplants, in connection with the United License Agreement. Under the United License Agreement, CollPlant granted to LB and its affiliates, a two-year option to extend the license to engineered organs or organ substitutes of up to three additional organs specified in the United License Agreement (each an “Option Product” and together with lungs, the “Covered Products”). Further, at the end of the option period, LB and its affiliates shall have a one-year right of first refusal to receive an exclusive license under our technology relating to the production and use of our rhCollagen and BioInk for the Option Products. Other than under the United License Agreement, CollPlant has agreed not to conduct, enable or fund any research, development or commercialization, or grant any license, with respect to the Covered Products during the term of the United License Agreement, unless with respect to any Option Product, the option is not exercised and the right of first refusal period expires.

3D bioprinting of trachea using CollPlant’s BioInk

The United License Agreement provides that LB will purchase our BioInk on a non-exclusive basis for use in the development and manufacture of Covered Products and for up to the first two years of the United License Agreement, CollPlant will supply LB with a specified limited quantity of BioInk without charge. The United License Agreement further provides that, LB will build a facility, or engage a manufacturer to build a facility, in the U.S. for the manufacture of our rhCollagen and BioInk and the parties have agreed to collaborate in the design and construction of the facility.

The United License Agreement provides for the payment of an upfront cash payment of $5 million to CollPlant, which was paid to us in November 2018 following effectiveness of the United License Agreement. In addition, the United License Agreement provides for a one-time non-refundable option payment of $3 million per Option Product ($9 million in the aggregate), and up to $30 million of milestone payments payable as follows: (i) $5 million upon completion of the U.S. facility design, or initial production of rhCollagen at a U.S. based facility of a subcontractor, (ii) $5 million upon completion of production of a specified amount of BioInk, and (iii) $5 million for FDA marketing approval for each Covered Product (up to $20 million in the aggregate). Further, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustment) for each product commercially sold during the term of the Agreement, a fee for the supply of certain quantities of BioInk to LB, and reimbursement for certain costs related to the U.S. facility and any payment made by CollPlant to the IIA.

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

On January 13, 2020, we announced a Joint Development Agreement with 3D Systems Corporation, pursuant to which we and 3D Systems agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators. As part of the Joint Development Agreement, we and 3D Systems plan to advance and accelerate tissue and scaffold bioprinting by delivering an integrated 3D bioprinter and BioInks solution to third parties.

Medical Aesthetics

Dermal Filler

We are currently developing a new photocurable regenerative dermal filler which is designed to address the need for more innovative aesthetic products to treat wrinkles.

Skin rejuvenation procedures are increasing in popularity, especially nonsurgical treatments such as dermal filler injections. Hyaluronic acid is a water-retaining molecule widely used for dermal filling, but on its own, lacks the ability to promote cell proliferation and tissue regeneration. This results in a limited-lasting effect.

The combination of hyaluronic acid with a photocurable version of our tissue regenerating rhCollagen, serves as the basis for a new dermal filler product line now in development. We are developing a photocurable regenerative filler comprised of rhCollagen and hyaluronic acid which is intended to provide several revolutionary effects: lifting, sculpturing ability, retention to the host tissue, and tissue regeneration.

The photocurable regenerative dermal filler is intended for injection in a semiliquid phase and hardened in-situ post injection by light illumination through the skin. Utilization of photocuring technology is expected to ease the injection process, particularly in subcutaneous and supraperiosteal applications. As the hyaluronic acid and rhCollagen degrade, a newly formed tissue is expected to regenerate and take their place.

In May 2018, we filed a provisional patent application with the U.S. Patent and Trademark Office for photocurable dermal fillers comprised of rhCollagen and hyaluronic acid, for the aesthetics market.

In February 2019, we supplied the first material order of our rhCollagen to a leading company in the aesthetics market, and since then we have been selling rhCollagen for development of medical aesthetics products to that company.

According to Global Market Insights Inc., global dermal filler market will surpass $10.5 billion by 2026. We believe that rising awareness and acceptance regarding several cosmetic procedures in developed and developing regions, coupled with increasing disposable income, is expected to drive forward the dermal filler market size.

We believe that an expanding geriatric population across the globe seeking anti-aging and wrinkle treatment is expected to have a significant impact on segmental growth, and that an accelerating demand for numerous beauty enhancement procedures is expected to further support facial line correction segment growth.

Breast implants

Current breast reconstruction is based on synthetic breast implantation and free flap surgery/autologous fat tissue transfer, all of which replace tissue rather than regenerate it. Breast augmentation and reconstruction through silicone implants, which are among the most popular surgical procedures, are associated with high risk for adverse events. Another procedure increasing in popularity for relatively small volume breast augmentation is an injectable scaffold composed of autologous fat tissue injected into the desired location for volume fill (fat transfer). The clinical outcome of this procedure is however quite limited due to a significant volume loss after a relatively short period.

We are advancing the development of injectable and 3D bioprinted breast implants for regeneration of breast tissue, aimed to overcome these challenges and provide a revolutionary alternative to the current practices.

Injectable implants

Injectable implants composed of rhCollagen, additional materials and fat cells taken from the patient are intended to promote breast tissue regeneration. The specific compositions are designed to support the viability and function of the autologous fat cells, and to attract cells to promote tissue regeneration. The scaffold is designed to gradually degrade and be replaced by newly grown natural breast tissue that is free of any foreign material.

3D Bioprinted breast implants

The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen, autologous fat cells and ECM components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue.

In August 2019, we began developing 3D bioprinted implant for regeneration of breast tissue, and have successfully produced first prototypes, and have since expanded our development to include injectable breast implants. In August 2019, our proprietary rhCollagen-based regenerative breast implants program accelerated and we launched an animal study during the first quarter of 2020.

Orthopedic and wound healing

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

We estimate the size of the target market for VergenixSTR for treating tendinopathy is three million procedures per year, or approximately $2.0 billion. While our initial focus for VergenixSTR is in tendinopathy, VergenixSTR may be applicable to other soft tissue indications such as tendon rupture, meniscus tear, and cartilage repair, as well as in the aesthetic market. According to ResearchAndMarkets.com’s, the global orthopedic soft tissue market was valued at $5.9 billion in 2016. Globally, the aging population is playing a major role in increasing the incidence of sports injuries as the reduced flexibility and mobility associated with aging can make the body more prone to injury.

 We completed a 40 patient open label, single arm, and multi-center clinical trial of VergenixSTR at hospitals in Israel which demonstrated the safety and evaluated the performance of VergenixSTR in patients suffering from tennis elbow or lateral epicondylitis. Tennis elbow is an inflammation of the tendons that join the forearm muscles on the outside of the elbow. The trial, which commenced in January 2015, initially enrolled 20 patients and was expanded to enroll an additional 20 patients. Patients enrolled in the trial received a one-time injection of VergenixSTR and monitored for the level of pain, tendon healing, and recovery of hand movement at three and six months after treatment.

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

In October 2016, we received CE marking certification for VergenixSTR. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH in Munich, Germany, an affiliate of Arthrex, Inc., for VergenixSTR covering Europe, the Middle East, India, and certain African countries. Sales in Europe commenced in the fourth quarter of 2016. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixSTR.

In March 2018, Arthrex announced results of ACP Tendo, a product for treatment of tendinopathy combining our Vergenix®STR and Arthrex’s platelet reach plasma extraction kit, in a European case series. The safety and performance of ACP Tendo was evaluated for the treatment of tendinopathy in 24 patients in 9 different European locations. The indications included injuries in rotator cuff, Achilles tendon, peroneal tendon, tibialis tendon and common extensor tendon. In all treatment groups, patient-recorded-pain decreased after 2 weeks and continued along this trend up to the last follow-up at 6 months. Specifically for rotator cuff and common extensor tendon groups, the functionality was increased over the study period, almost achieving pre-symptom levels after 6 months.

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

Our initial market for VergenixFG in Europe is chronic wounds, which includes diabetic foot ulcers, venous ulcers, and pressure ulcers. MedTech Europe has reported there are an estimated 4 million individuals with wounds in the European Union per year.

We have completed an open label, single arm, and multi-center registration trial of VergenixFG of 20 patients in Israel to demonstrate safety and to evaluate the performance of VergenixFG in patients with hard-to-heal chronic wounds of the lower limbs. Patients enrolled in the trial, received a single treatment of VergenixFG followed by a four-week follow up. Product performance was examined according to several measures, the main one being the percentage of wound closure achieved. The results were published in February 2019 in Wounds, a peer-reviewed journal focusing on wound care and wound research. The paper, titled, “A Novel Recombinant Human Collagen-based Flowable Matrix for Chronic Lower Limb Wound Management: First Results of a Clinical Trial,” presents data from a previously reported independent study conducted by physicians at several wound care medical clinics and hospitals in Israel. Four weeks following treatment, nine wounds closed completely, fifteen wounds exhibited a greater than 70% closure, and the median wound area reduction was 94%. Only one patient failed to respond to treatment. All patients in the study reported a 50% reduction in pain. Further, no significant device-related adverse events were reported throughout the study.

In February 2016, we received CE marking certification for VergenixFG. Since then we have entered into distribution agreements for the distribution of VergenixFG in 20 countries in Europe and Africa. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixFG.

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

rhCollagen forms thermally stable triple helix structures which readily fibrillate at natural pH and low sodium chloride concentrations, making it ideal for use in the manufacture of products for tissue repair in the human body. Binding of integrins (transmembrane receptors) presented by the cells to a specific 3D structure on type I collagen fibrils requires a perfect triple helix. This binding is essential for binding and proliferation of cells on tissue repair scaffolds. In a study published in the Journal of Biomedical Materials Research Part B: Applied Biomaterials, rhCollagen was compared with acid-solubilized collagen from bovine dermis and pepsin-solubilized collagen from human fibroblast cell culture. Tested samples of the tissue-derived collagens had random fibrillar organization, whereas rhCollagen membranes showed far greater regional fibril alignment and transparency. RhCollagen membranes also showed better thermal stability compared with the tissue-derived collagens. The authors concluded that cross-linked rhCollagen membranes had a superior combination of desirable properties, namely higher transparency, higher thermal and tensile strengths, and adequate hydration.

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

We have developed a large portfolio of configurations and composites based on our rhCollagen that are used to create high-quality products, including our three products, as follows:

Our Development Activities

Development History

Our rhCollagen was first developed as a collaboration among several commercial partners and the Hebrew University of Jerusalem, a major academic institution in Israel, under the direction of Professor Oded Shoseyov. Prof. Shoseyov is a faculty member at the Robert Smith Institute of Plant Science and Genetics at the Hebrew University of Jerusalem. The intellectual property was transferred to our wholly owned subsidiary, CollPlant.

As part of our regulatory strategy, we first developed and achieved a CE marking for a collagen-based non-invasive dressing, VergenixWD. We pursued a CE mark for this product as a predicate product for achieving in 2016 CE marking for our VergenixSTR and VergenixFG product in the European Union.

Between 2013 and 2017, we developed with Bioventus a surgical matrix, a novel resorbable carrier designed to help accelerate bone healing and formation. The surgical matrix is a novel resorbable carrier composed of rhCollagen and synthetic minerals which is intended to be charged with a bone morphogenetic protein for use as a bone graft substitute in bone repair indications such as spinal fusion and trauma.  A study was led by Bioventus, and published in Science Translational Medicine, under the title “Bone Repair with a Receptor Optimized BMP-2/6/Activin Chimera Delivered in a Novel Ceramic/rhCollagen Matrix is Superior to BMP-2”. The published article reports results from a study in non-human primates for bone regeneration using a receptor optimized chimera version of BMP-2/BMP-6/Activin A delivered in a composite matrix formulated with CollPlant’s rhCollagen and ceramic granules. The rhCollagen matrix was specifically designed for high retention of the BMP chimera and has a unique design for cell infiltration and bone tissue growth. The treatment  demonstrated tissue ingrowth that generated superior bone formation at concentrations of BMP that were 1/10th to 1/30th of the standard dosage of BMP-2 concentration approved by the FDA for clinical use in humans.

In May 2017, we created a division focused on development of collagen-based biological ink, or BioInk, following the expansion of our research activities in the field of 3D biologic printing of organs and tissues. In October 2018, we entered into the United License Agreement pursuant to which CollPlant and LB are collaborating in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

In May 2018, we filed a provisional patent application for photocurable dermal fillers comprising rhCollagen and hyaluronic acid, for the aesthetics market. This application represents an integral part of our strategy to expand the uses for rhCollagen into new, high value markets. The combination of hyaluronic acid, a naturally-occurring, moisture-binding compound, with our plant-based, tissue regenerating rhCollagen is intended to form the basis for a new dermal filler product line aimed at addressing the need for innovative aesthetic products to treat wrinkles.

In August 2019, we announced that we are developing 3D bioprinted implants for regeneration of breast tissue and that we successfully produced first prototypes. The implants will be comprised of our rhCollagen and additional materials. Loaded with fat cells taken from the patient, these implants are intended to promote breast tissue regeneration. Eventually, the scaffold is designed to degrade and be replaced by newly grown natural breast tissue, that is free of any foreign material. We have since expanded our development to include injectable breast implants.

Future Development

To facilitate efficient development, our management holds regular research and development meetings where they prioritize development projects and determine future products. The prioritization process is based on several factors, including our business plan, commercial potential of the products, time to market, cost of development, feasibility of the project, and our established strategic objectives. We have several development projects that are in different stages of development.

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

In January 2020, we announced that we became part of a new public-private ManufacturingUSA initiative, the ARMI. Headquartered in Manchester, New Hampshire, ARMI brings together a consortium of over 150 partner organizations from industry, government, academia and the non-profit sector to develop next-generation manufacturing processes and technologies for cells, tissues and organs. We intend to contribute our expertise to advance the entire science and industry of bioengineering and manufacturing.

Manufacturing, Supply, and Production

The majority of our product research and development work is carried out at our offices and research laboratories center in Weizmann Science Park in Rehovot, Israel. The agricultural research and development and extraction activities for our rhCollagen are carried out at our site in Yessod Hama’ala, Israel.

We work with subcontractors with greenhouses for growing the tobacco plant containing human collagen. This tobacco growth occurs year-round and is optimized to the climate conditions in order to achieve the maximum amount of the protein in the leaves. Each grower has the infrastructure that can be scaled-up to accommodate future demand without additional capital expenditures.

We produce the rhCollagen from the tobacco plants at our manufacturing facility in Yessod Hama’ala and Rehovot, Israel. We believe that we currently have the ability to produce sufficient quantities of quality recombinant type I human collagen to support our product development activities and sales until 2022. Our activities are focused on yield improvement, scale-up, and cost reduction.

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

Under our current production techniques, we achieve a cost of goods that allow us to offer competitive pricing in the premium collagen-based products markets. We anticipate that the above-mentioned production enhancements will reduce the production cost of our rhCollagen to a level that will enable us to be competitive in both premium and commodity markets for collagen-based products.

Sales, Marketing, and Distribution

We sell our BioInk and rhCollagen directly to our business partners, collaborators and selective customers. We anticipate that any products we develop in collaboration with a strategic partner or collaborator, such as organs based on our BioInk for 3D bioprinting, or medical aesthetics, will be marketed by the partner’s sales force.

We sell our rhCollagen in the research market mostly to selective customers, including business collaborators and potential collaborators.

We are marketing and distributing VergenixSTR and VergenixFG in the European market with business partners. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH in Munich, Germany, an affiliate of Arthrex, Inc. for VergenixSTR covering Europe, the Middle East, India, and certain African countries. In December 2016, we supplied our first order to Arthrex and since then we are supplying Arthrex shipments upon purchase orders, to support sales in Europe. Since 2016 we distribute VergenixFG in European countries with local distributors.

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

The primary competitors to our BioInk are potential bio-material inks for 3D biological printing, based on tissue-derived collagens. Manufacturers of these products include, among others, Collagen Solutions, Cellink and Advanced BioMatrix.

The primary competitors to our medical aesthetics products that are in development are Allergan, Mentor, Galderma and Merz.

Our VergenixSTR product competes with companies that sell steroid injections and PRP kits, including Biomet Inc., Harvest Technologies Corporation, MTF Sports Medicine, and Arteriocyte Medical Systems Inc.

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

Patents

We have a global patent portfolio that is comprised of ten patent families. More than three dozen of our patent applications have issued as patents or will issue soon, having been allowed by the relevant patent office. We have exclusive ownership of 19 issued patents in our patent family that cover methods of creating collagen-producing plants and three issued patents that cover methods of processing recombinant collagen. These issued patents and others that may issue in the future in these patent families, assuming timely payment of annual fees, are expected to expire in 2025. Our patent portfolio also includes patent families that cover production and use of collagen. Our patent portfolio also includes patent families that cover different uses of collagen including 3D Bioprinting and dermal fillers which, if granted, could provide patent protection for particular formulations of our rhCollagen until 2038.

In addition, our patent portfolio includes pending applications, some of which are jointly owned with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum.

We are not aware of any impediments to the patent applications being granted in the United States or other jurisdictions. However, some of our patent applications may never issue as patents, and our issued patents and any that may issue in the future may be challenged, invalidated or circumvented.

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

Materials Transfer Agreements

We periodically enter into materials transfer agreements with commercial organizations, medical institutions and research and development institutions to transfer materials and products developed by us. These agreements include provisions that are customary for such agreements concerning the permitted use of the transferred material and any results obtained using the material, confidentiality, the rights in the transferred materials and in the results of the research and/or development in which the materials are used, and the instructions concerning care and usage of the materials. These agreements may be used as a basis for further cooperation between us and the counterparties.

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

Government Regulation

We are a developer of products which are subject to extensive regulation in the United States, the European Union and other jurisdictions. These regulations govern, among other things, the introduction of new products, the observance of certain standards with respect to the design, manufacture, testing, promotion and sales of the products, the maintenance of certain records, the ability to track devices, the reporting of potential product defects, the import and export of devices, and other matters.

In order to obtain marketing authorization in the United States, we and/or our partners would be subject to extensive regulation by the FDA and other federal, state, and local regulatory agencies. The Federal Food, Drug, and Cosmetic Act, or FD&C Act, the Public Health Service Act, or the PHS Act, and their implementing regulations set forth, among others, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising, and promotion of our products. A failure to comply with relevant requirements may lead to administrative, civil, or criminal sanctions. These sanctions could include the imposition by the FDA of a clinical hold or other suspension on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, or criminal prosecution.

Although the discussion below focuses on regulation in the United States, we and/or our partners anticipate seeking approval for the marketing of products in other countries which have their own regulatory requirements. Generally, our activities or those of our partners in other countries will be subject to regulations that are similar in nature and scope as that imposed in the United States such as medical device approval, quality system requirements, product data and certifications, although there can be important differences and the number and scope of these regulatory requirements are generally increasing.

We and/or our partners must obtain approval by comparable regulatory authorities of foreign countries outside of the European Union and the United States before we can commence clinical trials or marketing of our products in those countries. The approval process varies from country to country and the process may be longer or shorter than that required for FDA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from country to country. In all cases, clinical trials must be conducted in accordance with the FDA’s regulations, commonly referred to as good clinical practices, or GCPs, and the applicable regulatory requirements and ethical principles that have their origin in the Declaration of Helsinki.

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

Approval by Health Authorities

The following is a summary review of the laws and regulations governing our operations or those of our partners. Our end products are medical and aesthetics products, and their marketing, once development is complete, is contingent upon approval of the health authorities in every country in which the products will be marketed:

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

Regulation of Combination Products

The FDA has specified a definition for the term “combination product,” which includes: (1) a product comprised of two or more regulated components, e.g., drug/device, biologic/device, drug/biologic, or drug/device/biologic, which are physically, chemically, or otherwise combined or mixed and produced as a single entity; (2) two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products; (3) a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication, or effect and where, upon approval of the proposed product, the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (4) any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

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

The FDA may subject a combination product to two or more sets of legal authorities, e.g., drug/device, biologic/device, or drug/biologic drug, but it has the authority to deem one set of legal authorities sufficient. FDA’s standard of review for a combination products application and the applicable legal authority or authorities will depend on a case-by-case basis evaluation of the scientific and technical issues and risk profile relevant to a combination product and its constituent parts. Because of the breadth and complexity of this analysis in each case, no single regulatory paradigm is appropriate for all combination products.

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

In January 2019, the U.S. Food and Drug Administration, or FDA, responded to the Company’s Pre-RFD regarding product classification and jurisdictional assessment. The FDA’s OCP determined that VergenixSTR should be classified as a Combination Product, specifically a drug/biologic/device product, and should be assigned to the FDA’s CBER. A Pre-RFD is FDA’s preliminary, nonbinding assessment of (1) the regulatory identity or classification of a product as a drug, device, biological product, or combination product, and (2) which FDA Center (i.e., CBER, CDER, or CDRH) will have primary jurisdiction for the premarket review and regulation of the product. Therefore, this classification and jurisdictional assessment is subject to change. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixSTR and VergenixFG. We nevertheless include a discussion of FDA’s requirements for approval of, and ongoing, regulation for drugs, biologics, and medical devices below which are relevant to the end products that we are either developing internally or in collaboration with our partners.

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

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of a biologic or drug and finalize a process for manufacturing the product in commercial and clinical quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate, and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. Before approving a BLA or NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHS Act in particular emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

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

In August 2010, we submitted a 510(k) notification to the FDA for VergenixWD, a collagen-based non-invasive dressing. In October 2010, we received notice that the Center for Devices and Radiological Health, or CDRH, which is the FDA center with jurisdiction over medical devices, determined that the product required a submission of a PMA for regulatory approval and not a 510(k). We filed an appeal of this decision that was denied, and in April 2012, the FDA confirmed its previous determination that our product would require PMA approval prior to its marketing in the United States. Most dermal fillers have been traditionally regulated as medical devices. However, similar products have more recently been regulated as biologics by CBER. Therefore, the classification and jurisdictional assessment related to our VergenixWD product is subject to change. We believe that most, if not all, of our products will be subject to the PMA process or will be considered combination products subject to at least some medical device regulations.

We expect, based on our prior limited interaction with the FDA in connection with our predecessor wound healing product, that our current products and pipeline products, including dermal fillers and breast implants, will be regulated as medical devices through a PMA process; however, no assurance can be given that the FDA will not impose additional, more stringent, regulatory requirements with respect to one or more of our current or future product candidates. Conducting clinical trials for our pipeline product candidates that are required to undergo the PMA process may take one to three years, depending on the composition of the product candidate under development and its designation.

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

Our products and product candidates are based on our recombinant type I human collagen, or rhCollagen, a form of human collagen produced with our proprietary plant based genetic engineering technology. Therefore, we believe our underlying platform technology would be regulated as a drug in the U.S.

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

CE requires the performance of a conformity assessment procedure to establish that a product meets the essential requirements under the EU MDD or MDR. The nature of the conformity assessment procedure and the data required under it - including the question of whether or not a clinical investigation of a device is required - depends on, inter alia, the risk class of the respective device and the extent to which safety data is already available. Devices of the lowest risk class, class I, are subject to self-certification by the manufacturer, while devices of higher risk classes, i.e., classes IIa, IIb and III, require a comprehensive quality system program, and other aspects to be reviewed by a Notified Body, or NB. An NB is a private entity vested with certain competencies and designated by the national governments of the EU member states to make independent judgments about whether a product complies with the EU requirements for medical devices and to grant the CE certificate if the manufacturer, and the product, comply with specified terms. After receiving the CE certificate, we must pass a review carried out by the competent NB annually, under which it audits our facilities to verify our compliance with the ISO 13485 quality system standard. The CE-certificate is a requirement for the declaration of conformity we issue for our medical devices and for our legitimate affixing of the CE-mark to our products.

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

In February 2016, we received the CE certification for VergenixFG, and in October 2016, we received the CE certification for VergenixSTR. These CE certifications were renewed in 2018 under the requirements of the MDD. The renewed certificates will expire in 2023. The CE certification for VergenixWD we had has now expired, and we have not renewed it. VergenixWD was our first medical product based on collagen protein derived from plants that is authorized for sale and marketing in Europe, but we are not currently promoting a marketing strategy for VergenixWD, which is considered a commodity product and is not targeted towards the advanced wound care market, which is our target market.

In February 2019, we received DEKRA (European Union Notified Body) Certification for the manufacturing and purification of our recombinant human collagen, rhCollagen. The Rehovot production facility is now covered by the current CollPlant ISO13485:2016 certification.

When the MDR will become applicable and replace the existing regulatory framework for medical devices in the EU, stricter provisions will apply to medical devices in several regards. Inter alia, the MDR will cause several medical devices being classified in higher risk classes and therefore face elevated regulatory requirements. In addition, the MDR will generally elevate regulatory requirements to medical devices. As a result, it is likely that it will become more difficult to market medical devices and costs incurred for clinical evaluation, conformity assessment and post marketing surveillance will increase. These regulatory changes may adversely affect our business, financial condition, and results of operations or restrict our operations.

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

Arrangements with healthcare providers, third-party payors, and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, including the following:

●	the federal healthcare Anti-Kickback Law prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

●	the U.S. False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information;

●	the federal false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

●	the federal transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices, and medical supplies to report to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals, physician ownership and investment interests; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

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

Israeli Ministry of Agriculture

The process of growth of transgenic plants and the treatment thereof is subject to the regulations published by the Israeli Ministry of Agriculture and the approval of the Ministry of Agriculture to engage in the cultivation of recombinant plants. Although the Ministry of Agriculture requirements do not necessarily apply to our operations, we hold a valid permit from the Plant Protection and Inspection Services Administration, or PPIS, for growing tobacco plants in greenhouses in our site at Yessod Hama’ala, Israel, as well as in all of our subcontractors’ facilities.

Business Licensing

Under the Israeli Licensing of Businesses Law, to which our production sites and laboratories are subject, operating a business without a license or temporary permit is a criminal offense. In April 2019, we moved our laboratories and offices into a new site, and we are currently in the process of obtaining a business license for our sites in Rehovot Israel. In addition, we have a business license for our production site at Yessod Hama’ala, in effect until July 12, 2022.

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

Employees

As of December 31, 2019, we had 38 full-time employees, including 13 in research and development, 16 in manufacturing and 9 in sales, general and administrative positions. 6 of our employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Environmental, Health, and Safety Matters

Our research, development, and manufacturing processes involve the controlled use of certain hazardous materials. Therefore, we are subject to extensive environmental, health, and safety laws and regulations in a number of jurisdictions in Israel, governing, among other things: the use, storage, registration, handling, emission, and disposal of chemicals, waste materials, and sewage; chemicals, air, water, and ground contamination; air emissions; and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials, and sewage. Our operations at our Rehovot manufacturing facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities including local municipal authorities, the Ministry of Environmental Protection, and the Ministry of Health. The Ministry of Environmental Protection, the Ministry of Health, local authorities, and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with various regulations.

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

We invest resources in creating a green production environment and in the treatment and disposal of waste using environmentally friendly processes. We have received all the necessary permits from the Ministry of Environmental Protection regarding our operations in Yessod Hama’ala and we are in the process of obtaining a business license for our new facilities in Rehovot. We consult with environmental consultants for direction on environmental issues.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and, are not aware of any pending or threatened material legal or administrative proceedings against us.

C.	Organizational Structure

We currently have one wholly owned subsidiary: CollPlant Ltd., which is incorporated in the State of Israel.

D.	Property, Plant and Equipment

From March 31, 2019, our corporate headquarters and research lab center are located in the Weizmann Science Park in Rehovot, Israel. We entered into a lease agreement in November 2018, for an aggregate of 13,450 square feet of office and laboratory space. The term of the lease is for 65 months, commencing on November 15, 2018 and ending on April 15, 2024, with an option to extend the lease for an additional five years. Monthly rent is approximately $25,000. We have invested approximately $1 million in establishment of the infrastructure, offices, labs and equipment in our new space, net of participation by the landlord. From June 2008 to March 31, 2019, we leased an aggregate of approximately 7,653 square feet of office and laboratory space in the same Weizmann Science Park, pursuant to lease agreements which expired, following extensions, on March 31, 2019.

The research facilities serve us for development of our product pipeline, including BioInks for 3D bioprinting of tissues and organs, and dermal fillers and breast implants for medical aesthetics. The majority of our research and development work is carried out at our research laboratories in Weizmann Science Park. The plant research process of our rhCollagen is carried out at our site in Yessod Hama’ala, Israel. We use greenhouses for tobacco growing in a few areas in Israel, where we are using subcontractors under agreements. We produce our rhCollagen and BioInk in our two production sites, inYessod Hama’ala and in Rehovot.

We rent areas in Yessod Hama’ala, Israel, of approximately 64,583 square feet of greenhouse and manufacturing facility pursuant to a lease agreement that expires on April 30, 2021, with an option to extend the lease for an additional six years.

In addition, on July 28, 2016, we leased additional space in Rehovot, Israel, of approximately 6,329 square feet for production activities pursuant to a lease agreement that expires on October 19, 2020, with an option to extend for three additional years.

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

The share and per share numbers in the following discussion reflect a 1-for-3 reverse share split that we effected on November 20, 2016 and the 1 for 50 reverse share split effected on July 15, 2019. We report financial information in accordance with generally accepted accounting principles in the United States.

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products and product candidates are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs.

Our rhCollagen-based BioInk for use in the 3D printing of tissues and organs is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, our BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In October 2018, we entered into the United License Agreement, pursuant to which CollPlant and LB are collaborating in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

To date, we have financed our operations primarily with revenues from sales of our products and license of our technology, as well as from net proceeds from private placements. Prior to February 2017, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the IIA.

Since our inception, we have incurred significant losses. Our total net loss was $11.2 million for the year ended December 31, 2019 and $6.8 million and $5.8 million for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated deficit of $67.3 million.

We expect to continue to incur expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

●	continue our research and preclinical and clinical development of our pipeline products;

●	seek marketing approvals for our products and future products in the United States and other new territories;

●	maintain, expand, and protect our intellectual property portfolio;

●	hire additional operational, clinical, quality control, and scientific personnel;

●	establish plant infrastructure to accommodate product capacity increase;

●	add operational, financial, and management information systems and personnel, including personnel to support our product development, any future commercialization efforts, and our transition to a public reporting company in the United States; and

●	identify additional product candidates.

Financial Operations Overview

Prior to 2019, the Company prepared its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as permitted in the U.S. based on the Company’s status as a foreign private issuer as defined by the SEC. During 2019, the Company decided to change its accounting method into US GAAP since the company’s business activity is primarily in the U.S as well as its activity in the U.S capital markets.

Revenue

Our ability to generate significant revenues depend on the successful commercialization of our rhCollagen-based BioInk and establish business collaborations and successful commercialization of VergenixSTR and VergenixFG. For the year ended December 31, 2019, we reported revenues of $2.3 million mainly from the United License Agreement and the sale of rhCollagen-based BioInk in the United States and from the sales of VergenixSTR and VergenixFG in Europe.

Our revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer.

Operating Expenses

Cost of Revenue

Cost of revenues in our proprietary products and services includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs and depreciation. Cost of revenue also includes provisions for the costs associated with manufacturing scraps and inventory write offs.

In addition to the successful strategic partnerships with United Therapeutics Corporation, and expansion of our technology into the medical aesthetics, we have focused during.

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

Our total research and development expenses for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were $4.4 million, $3.9 million and $3.9 million, respectively. The research and development expenditures on our rhCollagen technology and our products for the years ended December 31, 2019, and 2018 presented net of grants participation from the IIA, in the amounts of $28,000 and $327,000, respectively. In the year ended December 31, 2017 these expenses were partly funded in the amount of $584,000 by Bioventus and government grants. To date we have charged all research and development expenses to operations as they are incurred.

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

Participation by the Israel Innovation Authority. We have received grants from IIA as part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Innovation Law and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs. Under the Innovation Law and related regulations, royalties of 3% - 6% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2019 totaled approximately $10.1 million. As of December 31, 2019, we paid $1.5 million as royalties to the IIA.

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

Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. Our balance sheet liabilities include current obligations regarding royalties that we are obligated to pay to the IIA based on sales of our products for the second half of the year, as they are due for payment in the following quarter. Our cost of goods include royalties expenses regarding royalties on our sales to the IIA See Note 2k in our consolidated financial statements for the year ended December 31, 2019 for more information.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including equity-based compensation expenses;

●	legal and professional fees for auditors, investor relations, and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses;

●	business development and marketing activities;

●	Stock exchange fees and related services; and

●	Board members related expenses, including fees and directors’ liability insurance premiums.

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

Financial Income/Financial Expense

Financial income includes exchange rate differences. Financial expense consists primarily of remeasurement of financial instruments, exchange rate differences and bank commissions.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2019, we have incurred operating losses of approximately $4.5 million for CollPlant Biotechnologies Ltd. and $50.3 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

A.	Operating Results

The table below provides our results of operations for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(USD in thousands)
Statement of comprehensive loss data:
Revenue	2,318	5,014	463
Cost of revenue	1,879	1,659	48
Gross Profit	439	3,355	415
Research and development expenses, net	4,414	3,877	3,906
General, administrative, and marketing expenses	3,656	3,723	2,466
Operating loss	7,631	4,245	5,957
Financial expenses	3,303	2,180	47
Exchange differences	230	(176)	47
Financial expenses (income), net	3,533	2,004	94
Loss for the period	11,164	6,249	6,051

Revenues

We generated revenues from the sale of our BioInk, rhCollagen, VergenixFG and VergenixSTR, as well as revenues from the United License Agreement, in the year ended December 31, 2019 of approximately $2.3 million compared to $5.0 million in the year ended December 31, 2018. The decrease in revenues in 2019 was primarily due to revenues recognized from the United License Agreement in 2018 in the amount of $4.1 million which comprised of $3.1 million resulting from the United License Agreement, and $1.0 million from proceeds related to the license regarding the payment to the IIA. Excluding the license payments, we had an increase in revenues from sales of goods and rendering of services in the total amount of approximately $1.4 million.

We generated revenues from the sale of our BioInk, rhCollagen, VergenixFG and VergenixSTR, as well as revenues from the United License Agreement in the year ended December 31, 2018 of approximately $5.0 million compared to $463,000 in the year ended December 31, 2017. The increase in revenues in 2018 compared to 2017 was primarily due to revenues recognized from the United License Agreement in the amount of $4.1 million. In addition, we had an increase in revenues from product sales and rendering of services in the total amount of $437,000.

Cost of revenue

We incurred cost of revenue in the amount of $1.9 million in the year ended December 31, 2019 compared to $1.7 million in the year ended December 31, 2018. Cost of revenue includes mainly the cost of VergenixFG, VergenixSTR, our rhCollagen based BioInk and royalties to the IIA for our sales. The increase in cost of revenue in the amount of $220,000 is comprised of: (i) a decrease in the amount of $1.2 million due to royalties expenses to the IIA recognized in 2018 primarily in relation to the United License Agreement and (ii) an increase in the amount of $1.4 million in cost of revenue regarding increase of revenues generated from BioInk and rhCollagen sales.

Cost of revenues increased from $48,000 in the year ended December 31, 2017 to $1.7 million in the year ended December 31, 2018. The increase in cost of revenue in the amount of $1.5 million is primarily due to royalties expenses recognized in relation to the United License Agreement in 2018 in the amount of $1.2 million and the increase in revenues generated from BioInk sales.

Research and Development Expenses

We incurred research and development expenses, net of participation of the IIA, of $4.4 million in the year ended December 31, 2019 compared to $3.9 million in the year ended December 31, 2018. The expenses primarily related to the development of our BioInk product, other development projects such as our aesthetics dermal filler and process development in our Rehovot facility. The increase in the amount of $500,000 is mainly due to a decrease of approximately $330,000 from IIA grant recorded, and an increase in R&D salary and share base compensation due to salary raises and repricing of employees option.

Research and development expenses accumulated to $3.9 million in the year ended December 31, 2018 compared to $3.9 million in the year ended December 31, 2017. The expenses were primarily related to the development of our BioInk product and other development projects such as our aesthetics dermal filler and process development in our Rehovot facility.

The participation by parties not affiliated with the Company in the research and development expenses were $327,000 in 2018, compared to $584,000 in 2017. The decrease of $257,000 is mainly due to the end of the development of the Surgical Matrix Carrier in March 2017, a project that was fully funded by Bioventus.

General, Administrative, and Marketing Expenses

General, administrative, and marketing expenses amounted to $3.7 million in the year ended December 31, 2019, compared to $3.7 million in the year ended December 31, 2018. The expenses primarily related to employees and directors salary expenses and equity base compensation, directors and officers insurance premium and legal expenses.

General, administrative, and marketing expenses were $3.7 million in the year ended December 31, 2018, compared to $2.5 million in the year ended December 31, 2017. The increase in expenses amounting to $1.2 million is primarily due to (i) an increase in legal and other professional services expenses of $444,000 related to our US capital market expenses as a Nasdaq traded company, and (ii) an increase in salaries and amortization of equity-based compensation in the total amount of $693,000.

Financial Expenses (Income), Net

Financial expenses, net, totaled $3.5 million in the year ended December 31, 2019, compared to financial expenses, net of $2.0 million in the year ended December 31, 2018. The increase in financial expenses in 2019 as compared to the year 2018 was mainly due to a $1.1 million measurement expenses of financial instruments, related to the Alpha purchase agreement, Meitav Dash purchase agreement and Ami Sagy purchase agreement.

Financial expenses, net, totaled $2.0 million in the year ended December 31, 2018, compared to financial expenses, net of $94,000 in the year ended December 31, 2017. The increase in financial expenses in 2018 as compared to the year 2017 was mainly due to measurement expenses of debentures converted to prepaid warrants of $2.1 million related to the Alpha purchase agreement, and $176,000 income from exchange rate differences.

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

Significant Judgments Made When Applying our Accounting Policies

We prepare our financial statements in conformity with US. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our financial statements as of and for the year ended December 31, 2019, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

Share-based Compensation

Share-based compensation reflects the compensation expense of our share option programs granted to employees which compensation expense is measured at the grant date fair value of the options. The grant date fair value of share-based compensation is recognized as an expense over the requisite service period. We recognize compensation expense for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach, and classify these amounts in our statement of operations based on the department to which the related employee reports.

Options Valuation

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of the share based compensation.

For the purpose of the evaluation of the fair value and the manner of the recognition of share-based compensation, our management is required to estimate, among others, various subjective and complex parameters that are included in the calculation of the fair value of the option as well as our results and the number of options that will vest. These parameters include the expected volatility of our share price over the expected term of the options, the risk-free interest rate assumption, the share option exercise and expected dividends.

Recent Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the consolidated financial statements included in “Item 18. Financial Statements” of this Annual Report.

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

To date, we have financed our operations primarily with revenues from sales of our products and licensing of our technology, as well as from net proceeds from private placements. Prior to February 2017, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the IIA.

Our recurring operating losses, negative cash flows and current cash position have raised substantial doubt regarding our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We believe that, based on our current business plan, our existing cash and cash equivalents will be able to maintain our current planned development, manufacturing and marketing activities and the corresponding level of expenditures into the first quarter of 2021. This has led management to conclude in part that substantial doubt about our ability to continue as a going concern exists. As of December 31, 2019, we had $3.8 million in cash and cash equivalents. In the event we are unable to successfully raise additional capital during or before the end of the first quarter of 2021, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until we are able to obtain sufficient financing. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(USD in thousands)
Net cash provided by (used in):
Operating activities	(5,703)	(1,217)	(4,996)
Investing activities	(1,461)	(832)	(127)
Financing activities	5,410	2,753	9,106

Net Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization and share-based compensation.

Net cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items include depreciation and amortization, equity-based compensation and exchange differences on cash and cash equivalents. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and costs of the Company’s management during the applicable periods.

Net cash used in operating activities in the year ended December 31, 2019 totaled $5.7 million and consisted primarily of (i) a net loss of $11.2 million, adjusted for non-cash items including depreciation and amortization of $539,000, shared-based compensation of $1.1 million and amortization and change in financial instruments of $3.2 million, and (ii) a net increase in operating assets and liabilities of $247,000, which are mainly attributable to an increase in accrued liabilities and trade payables of $857,000 and a decrease in trade receivables of $437,000, and a decrease in differed revenues of $ 1.0 million relating to the United License Agreement.

Net cash used in operating activities in the year ended December 31, 2018 totaled $1.2 million and consisted primarily of (i) a net loss of $6.2 million, adjusted for non-cash items including depreciation and amortization of $342,000, shared-based compensation of $1.4 million and amortization and change in financial instruments of $2.3 million, and (ii) a net increase in operating assets and liabilities of $1.1 million, which are mainly attributable to an increase in differed revenues of $2.0 million relating to the United License Agreement, and an increase in inventory of $653,000 and an increase in trade receivables of $439,000, all as an outcome of the growth in production and sales activity of BioInk.

Net cash used in operating activities in the year ended December 31, 2017 totaled $5.0 million and consisted primarily of (i) a net loss of $6.1 million, adjusted for non-cash items, including depreciation and amortization of $230,000 and share based compensation of $956,000, and (ii) a net increase in operating assets and liabilities of $141,000, which are mainly attributable to a decrease in trade payables and long term payables of $542,000 as a result of the decrease in our development activity with the Surgical Matrix Carrier.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1.5 million during the year ended December 31, 2019 and $832,000 during the year ended December 31, 2018. The increase in the amount of approximately $629,000 relates mainly to the purchases of property and equipment, net, in the amount of 1.5 million, for the establishment of our new center of R&D labs and headquarters in Rehovot.

The increase in investing activities from $127,000 for the year ended December 31, 2017 to $832,000 for the year ended December 31, 2018, is primarily due to the establishment of our production facility in Rehovot.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to approximately $5.4 million for 2019 and $2.8 million in 2018. In 2019, we consummated equity raises of net $5.4 million in return for proceeds from the issuances of securities under the Sagy Loan Agreement and the U.S. Loan Agreement. In addition, we paid $20,000 on a loan and made payments of $17,000 for equipment on financing terms and received proceeds in the amount of $7,000 from options exercised.

Net cash provided by financing activities amounted to approximately $2.8 million for 2018 and $9.1 million in 2017. In 2018, we consummated equity raises of net $2.8 million in return for proceeds from the issuances of securities under the Alpha Purchase Agreement and several private investments of our existing shareholders. In addition we received, net of returns $46,000 from a loan and made payments of $70,000 for equipment on financing terms.

Cash and Funding Sources

The table below summarizes our sources of funding for the years ended December 31, 2019, 2018 and 2017:

	Issuance of Ordinary Shares and Warrants	Government Grants and Strategic Collaboration*	Total
	(USD in thousands)
Year ended December 31, 2019	5,447	38	5,485
Year ended December 31, 2018	2,777	364	3,141
Year ended December 31, 2017	9,176	586	9,762

*	Does not include royalties payments to the IIA

Funding Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditures into the first quarter of 2021. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the number of potential new products we identify and decide to develop;

●	the progress, timing, and completion of preclinical testing and clinical trials in the U.S. for tissues and organs which are based on our BioInk, medical aesthetics, and any future pipeline product;

●	selling and marketing activities undertaken in connection with the commercialization of our products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products in Europe;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

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

We are in a development stage with regard to different 3D BioInks and medical aesthetics products, and are in early stages of commercialization of our BioInks for customers that develop technologies for 3D bio-printing of tissues and organs and the medical aesthetics market. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2019, we do not have any, and during the periods presented, we did not have any, off-balance sheet arrangements.

F.	Contractual Obligations

Our significant contractual obligations as of December 31, 2019 are summarized in the following table.

	Payments due by period
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(USD in thousands)
Operating lease obligations(1)	654	603	1,550	1,899	4,706

(1)	Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for eight vehicles, which generally run for a period of three years.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. The maximum royalty amount that would be payable by us, before interest, is approximately $8.6 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Oppenheimer, Weizmann Science Park, P.O. Box 4132, Rehovot 7670104, Israel.

Name	Age	Position
Senior Management
Yehiel Tal	67	Chief Executive Officer
Prof. Oded Shoseyov (1)	63	Founder, Chief Scientist
Eran Rotem, CPA	52	Deputy CEO and Chief Financial Officer
Dr. Ilana Belzer	60	Chief Operating Officer
Dr. Nadav Orr	62	Vice President, Research and Development
Dr. Philippe Bensimon	54	Vice President, Regulatory Affairs and Quality Assurance
Non-Employee Director
Dr. Roger Pomerantz (6)(8)	63	Chairman of the Board and Director
Dr. Abraham Havron(2)(6)(7)(8)	72	Director
Dr. Gili Hart(2)(3)(4)(5)(6)(7)(8)	45	Director
Dr. Elan Penn(2)(3)(4)(5)(6)(7)(8)	68	Director
Joseph Zarzewsky (3)(4)(6)(8)	59	Director

(1)	On March 26, 2019, Prof. Shoseyov became our Chief Scientist instead of our Chief Scientific Officer and is no longer considered an office holder under the Companies Law.

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Member of Financial Statements Committee

(5)	External Director under Israeli Law

(6)	Independent Director under Israeli Law

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

Eran Rotem has served as our chief financial officer since January 2012 and, since November 2017, also as our deputy CEO. Mr. Rotem possesses 25 years of broad financial and operational experience, primarily with biotechnology and industrial companies. Prior to joining us, Mr. Rotem served as the chief financial officer of Tefron Ltd., an industrial global company traded on both the Tel Aviv Stock Exchange (TASE:TFRN) and on the OTCBB (OTC:TFRFF) in the United States. Before Tefron, Mr. Rotem served as chief financial officer of Healthcare Technologies, Ltd. (NASDAQ:HCTL) and Gamida Ltd., a group of companies that specialize in the development, manufacturing, and marketing of clinical diagnostic test kits, as well as medical equipment and services to the biotechnology and high-tech industries. Prior to joining Healthcare Technologies, Ltd., Mr. Rotem served as a senior manager at Ernst & Young. Mr. Rotem holds a Bachelor’s degree in Accounting and Business Administration from the Tel Aviv College of Management and is a Certified Public Accountant in Israel.

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

Dr. Nadav Orr has served as our vice president of research and development since September 2014. Dr. Orr has over 17 years of experience in research and development, including 12 years in the development of biosurgery products. Prior joining us, Dr. Orr served as the associate director of research and development at Omrix Biopharmaceuticals Ltd., a subsidiary of Ethicon US LLC, part of the Johnson & Johnson family of companies. As part of his role at Omrix, Dr. Orr led an international team in the development of hemostatic combination products and led base business support for production processes and products. Dr. Orr holds a Ph.D. from the Weizmann Institute of Science, Israel.

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

Non-Employee Directors

Dr. Roger Pomerantz has served as our Chairman of the board of directors since February 2020. Dr. Pomerantz is currently the President, Chief Executive Officer and Chairman of the Board of Directors of ContraFect, and a board member of Intec Pharma and VerImmune. Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics in 2019, where he served as Chairman and CEO from June 2014 until January 2019. From 2011 to 2013, he was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed twelve small and large molecular drugs approved world-wide in important diseases, including HIV, HCV, CMV, C. Diff, and tuberculosis.

Dr. Abraham (Avri) Havron has served on our board of directors since May 2016. Dr. Havron is a 39-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) - the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals seven of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns). In addition, Phase 3 clinical trial of Somatrogon - recombinant long acting human growth hormone developed by Prolor Biotech (later Opko Biologics) was completed successfully in October 2019. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is a member of the board of directors of Collplant Biotechnologies Ltd. (NASDAQ: CLGN) and Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post- doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., our wholly owned subsidiary.

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

Joseph Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group, or Mitrelli, since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the board of directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

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

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2019. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses(1)(2) (thousand USD)	Value of Options Granted(3) (thousand USD)
All senior management and directors as a group, consisting of 11 persons	1,735	886

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(2)	Includes cost of salary to three former directors who ended their tenure during 2019.

(3)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2019. Assumptions and key variables used in the calculation of such amounts are discussed in Note 14 of our financial statements.

In accordance with the Companies Law, the following table presents information regarding compensation of our five most highly paid office holders, namely our Chief Executive Officer, deputy CEO and Chief Financial Officer, Vice President Regulatory Affairs and Quality Assurance, Vice President Research and Development and Vice President during the year ended December 31, 2019.

Name and Position	Salary(1) (thousand USD)	Bonus (thousand USD)	Value of Options Granted(2) (thousand USD)	Total (thousand US dollar)
Yehiel Tal, CEO	395	100	289	784
Eran Rotem, Deputy CEO & CFO	277	34	160	464
Ilana Belzer	208	34	63	305
Philippe Bensimon, VP Reg. Affairs & QA	194	19	64	273
Nadav Orr, VP R&D	206	19	69	291

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2019. Assumptions and key variables used in the calculation of such amounts are discussed in Note 8 of our financial statements.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, external directors are generally entitled to fixed annual compensation and an additional payment for each meeting attended. We currently pay our directors an annual fee of approximately $8,400 and a per meeting fee of approximately $500.

In January 2019, we granted, subject to shareholders approval which was obtained on June 6, 2019, Dr. Elan Penn, Dr. Gili Hart and Dr. Abraham Havron, and now former directors, Scott Burell and Adi Goldin options to purchase 5,000 ordinary shares each and, to now former director, Dr. Wolfgang Ruttenstorfer, options to purchase 15,000 ordinary shares each, and to Jonathan M.N. Rigby, our former Chairman of the Board and Director, options to purchase 246,390 ordinary shares, each at an exercise price per share of $5.07. In September 2019, we granted, subject to shareholders approval which was obtained on December 31, 2019, Mr. Joseph Zarzewsky options to purchase 15,000 ordinary shares at an exercise price per share of $4.02. In February 7, 2020, we granted, subject to shareholders approval, Dr. Roger Pomerantz options to purchase 162,713 ordinary shares at an exercise price of $11.06.

The options vest subject to a vesting period of four years, with a quarter of the options vesting on the first anniversary of the grant date, and the remaining options vesting in equal parts at the end of every quarter thereafter.

Employment and Services Agreements with Senior Management

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

In January 2019, we granted, subject to shareholders approval which was obtained on June 6, 2019, Yehiel Tal, our CEO, options to purchase 54,000 ordinary shares and, to Eran Rotem, our Deputy CEO & CFO options to purchase 40,000 ordinary shares, and to Prof. Oded Shoseyov our Chief Scientist options to purchase 20,000 ordinary shares, and to each of Dr. Nadav Orr VP R&D and Dr. Ilana Belzer COO options to purchase 22,000 ordinary shares, each, and to Dr. Philippe Bensimon VP RA & QA options to purchase 16,000 ordinary shares, each at an exercise price per share of $5.07. The options vest subject to a vesting period of four years, with a quarter of the options vesting on the first anniversary of the grant date, and the remaining options vesting in equal parts at the end of every quarter thereafter.

For information on exemption and indemnification letters granted to our directors and officers, please see “C. Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers”.

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

Under our articles of association, our board of directors must consist of at least three and not more than twelve directors, including at least two external directors, but allows us, subject to and in accordance with the provisions of any law, to determine that the provisions relating to external directors (including the obligation to appoint external directors) shall not apply to us.

Prior to the 2019 Financing, we considered ourselves as a company with no controlling shareholder, and therefore, in November 2018, our board of directors has decided to adopt an exemption, or the Exemption, that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder, such as ourselves, from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee. Our articles of association were amended to reflect such relief on June 6, 2019. Accordingly, the former external directors, Dr. Gili Hart and Dr. Elan Penn, were no longer classified as external directors, but continued to serve on our board of directors. As part of the 2019 Financing, Mr. Sagy increased his holdings in the Company to over 25%, and since then, we have considered Mr. Sagy as our controlling shareholder. Under these circumstances, we could no longer benefit from the Exemption and approached the Israeli Ministry of Justice to re-classify Dr. Gili Hart and Dr. Elan Penn as external directors despite changes in their compensation package adopted during the period in which they were not classified as external directors. The Israeli Ministry of Justice has notified us that under the circumstances there is no prevention from re-classifying Dr. Gili Hart and Dr. Elan Penn as external directors, and accordingly, we re-classified Dr. Gili Hart and Dr. Elan Penn as our external directors until the remainder of their term on July 4, 2020 and January 14, 2021, respectively, considering among other things, the short time that lapsed from the date on which we adopted the Exemption and the formation of a control interest in the Company as well as the fact that Dr. Gili Hart and Dr. Elan Penn do not have any affiliation with Mr. Sagy.

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

We have three types of directors: independent directors, external directors (who are also independent in nature), and “regular” directors. For purposes of complying with the Nasdaq Listing Rules to list the Company’s ADSs on the Nasdaq Capital Market, our board of directors is comprised of five independent directors (of which two are external directors).

Our board of directors has determined that all of our directors are independent under such rules. The definition of “independent director” under the Nasdaq Listing Rules and “external director” under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the Nasdaq Listing Rules. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under Nasdaq Listing Rules specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. See “—External Directors” below for a description of the requirements under the Companies Law for a director to serve as an external director.

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

External Directors

Under the Companies Law, a public company is required to have at least two directors who qualify as external directors. Public companies that comply with the terms of the Exemption are allowed to use the Exemption.

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

As discussed above, Dr. Gili Hart and Dr. Elan Penn serve as our two external directors until the remainder of their term on July 4, 2020 and January 14, 2021, respectively.

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

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Dr. Roger Pomerantz to serve as chairman of the board of directors.

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

Our audit committee consists of Dr. Gili Hart, Dr. Elan Penn and Mr. Joseph Zarzewsky. Dr. Penn possesses accounting and financial expertise and is an audit committee financial expert as defined by the SEC rules, and all of the members of our audit committee have the requisite financial literacy as defined by the Nasdaq Listing Rules. All audit committee members are “independent” as such term is defined in Rule 10A3(b)(1) under the Exchange Act and under the Nasdaq Listing Rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and to examine the necessity of updating the compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires a special majority. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. Our current compensation policy was approved by our shareholders on June 6, 2019 and will be in effect for a period of three years from the date of approval. We have adopted a new compensation policy which remains subject to shareholder approval. The compensation policy does not, by nature, grant any rights to our directors or officers. The compensation policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

Financial Statements Committee

Our financial statements committee, which complies with the Israeli Companies Regulations (Provisions and Conditions Regarding the Financial Statements’ Authorization Process), 2010, is responsible for considering and making recommendations to the board of directors on our financial statements. Prior to the approval of our financial statements by our board of directors, the financial statements committee reviews and discusses the financial statements and presents its recommendations with respect to the financial statements to the board of directors. Our financial statements committee currently consists of the members of our audit committee: Dr. Gili Hart, Dr. Elan Penn and Mr. Joseph Zarzewsky.

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

Ms. Dana Gottesman Erlich, has been serving as our Internal Auditor since November 2013. Ms. Gottesman Erlich is a CPA, CIA, MA, Partner in the Risk Advisory Services (RAS) Group at the accounting firm of BDO Ziv Haft. Ms. Gottesman Erlich has more than 10 years of experience in the provision of internal audit and risk management consulting services to public and private companies, government agencies, municipalities, non-profit organizations, and more. Ms. Gottesman Erlich specializes in the analysis and specification of work procedures and their assimilation in the organization, the internal audit of work procedures in different organizations, including the performance of risk surveys and fraud and embezzlement surveys. Ms. Gottesman Erlich holds a BA in Accounting and Business Administration and an MA in Internal Audit and Public Administration. Ms. Gottesman Erlich’s nomination satisfies the requirements of the Companies Law.

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

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

In May 2010, we adopted the 2010 Plan, an option plan for employees and senior officers, and as part of the acquisition of CollPlant Ltd., all of the options under the Employee Share Ownership and Option Plan (2004) of CollPlant Ltd. were substituted with and assumed by options under our 2010 Plan, while any restriction periods under Sections 102(b)(2) and 102(b)(3) of the Israeli Income Tax Ordinance, or the Ordinance, were calculated as of their original grant date. The 2010 Plan allows us to grant options to purchase our ordinary shares to our officers, employees, and consultants. The 2010 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. As of March 15, 2020, our employees, officers, and consultants hold an aggregate of options to purchase 892,282 ordinary shares, NIS 1.50 par value, under the 2010 Plan. In addition, on February 6, 2020, our board of directors approved the grant of 162,713 options to purchase 162,713 ordinary shares subject to shareholders approval. As of March 15, 2020, options to purchase an aggregate of 71,615 ordinary shares had been exercised and transferred to the beneficial holders. The 2010 Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance, or the Ordinance, mainly Sections 102 and 3(i), which affords certain tax advantages to Israeli employees, officers, and directors that are granted options in accordance with its terms. Section 102 of the Ordinance allows employees, directors, and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Sections 102(b)(2) and 102(b)(3) of the Ordinance, which provide the most favorable tax treatment for grantees, permit the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director, or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, our ability to deduct an expense with respect to the issuance of the options or shares might be limited. Section 3(i) of the Ordinance does not provide for similar tax benefits.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2020 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 15, 2020. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Owned**
Senior Management and Directors
Dr. Roger Pomerantz (1)	-	-
Abraham Havron (2)	7,188	*
Dr. Gili Hart (2)	7,188	*
Dr. Elan Penn (2)	7,188	*
Joseph Zarzewsky (3)	-	-
Yehiel Tal (4)	128,000	2%
Eran Rotem (5)	61,657	*
Oded Shoseyov (6)	154,704	2.4%
Philippe Bensimon (7)	25,771	*
Nadav Orr (8)	24,646	*
Ilana Belzer (9)	19,979	*

All senior management and directors as a group (11) persons)	436,321	6.4%
More than 5% Shareholders
Meitav Dash Investment Ltd.(10)	886,715	13.2%
Ami Sagy (11)	2,217,086	31%
Alpha Capital Anstalt(12)	327,000	4.9%
Strata Trust Company Custodian FBO George Walter Loewenbaum IRA and Lillian S. Loewenbaum (13)	537,500	7.9%
JKALL Holdings, LLC (14)	500,000	7.4%

*	Less than 1%

**	Based on 6,463,695 ordinary shares outstanding

(1)	Dr. Pomerantz was granted on February 6, 2020 with options to purchase 162,713 ordinary shares at an exercise price of $11.06 per share and expiring on February 6, 2030. The issuance is subject to shareholders’ approval.

(2)	Consists of (i) options to purchase 5,625 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2025 and (ii) options to purchase 1,563 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026.

(3)	Does not include options to purchase 15,000 ordinary shares at an exercise price of $4.02 per share and expiring on December 31, 2026, that vest in more than 60 days of March 15, 2020.

(4)	Consists of (i) 30,117 ordinary shares, (ii) options to purchase 1,020 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2020, (iii) options to purchase 37,800 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on July 31, 2025, (iv) options to purchase 42,188 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on January 14, 2025, and (v) options to purchase 16,875 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026.

(5)	Consists of (i) options to purchase 3,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on October 20, 2021, (ii) options to purchase 844 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2020, (iii) options to purchase 20,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 15, 2025, (iv) options to purchase 25,313 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, and (v) options to purchase 12,500 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026.

(6)	Consists of (i) 54,751 ordinary shares, (ii) options to purchase 15,059 ordinary shares at an exercise price of $4.02 per share and expiring on February 16, 2021, (iii) options to purchase 727 ordinary shares at an exercise price of $4.02 per share and expiring on May 3, 2020, (iv) options to purchase 66,667 ordinary shares at an exercise price of $4.02 per share and expiring on July 31, 2025, (v) options to purchase 11,250 ordinary shares at an exercise price of $4.02 per share and expiring on December 26, 2024, and (vi) options to purchase 6,250 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026.

(7)	Consists of (i) options to purchase 1,333 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on October 20, 2021, (ii) options to purchase 2,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2020, (iii) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (iv) options to purchase 8,438 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, and (v) options to purchase 5,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026.

(8)	Consists of (i) options to purchase 2,667 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on September 8, 2024, (ii) options to purchase 6,667 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (iii) options to purchase 8,438 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, and (iv) options to purchase 6,875 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026.

(9)	Consists of (i) options to purchase 4,667 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on August 31, 2025, (ii) options to purchase 8,438 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, and (iii) options to purchase 6,875 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026.

(10)	Based partially on information contained in a Schedule 13G/A filed with the SEC on February 12, 2020 jointly by Meitav Dash Investments Ltd. and Meitav Dash Provident Funds and Pension Ltd., or Meitav Dash. Consists of (i) 648,715 ordinary shares, and (ii) a warrant to purchase 238,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on March 7, 2023.

(11)	Based partially on information contained in a Schedule 13D filed with the SEC on November 5, 2019 by Ami Sagy. Consists of (i) 1,531,086 ordinary shares, (ii) warrants to purchase 186,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on March 7, 2023, and (iii) warrants to purchase 500,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on October 27, 2022.

(12)	To our knowledge, consists of (i) 243,477 ordinary shares, and (ii) 83,523 ordinary shares issuable upon exercise of prepaid warrants. Pursuant to the terms of certain warrants, the holder cannot convert such warrants if it would beneficially own, after any such conversion, more than 4.99% of the outstanding ordinary shares. The percentage in the table above gives effect to the blocker. Excludes (i) 407,561 ADSs representing approximately 407,561 ordinary shares issuable upon exercise of prepaid warrants within 60 days of March 15, 2020, and which are subject to the foregoing blocker, and (ii) 992,149 ordinary shares issuable upon exercise of a warrant. Konrad Ackerman has voting and dispositive power over the securities owned by Alpha.

(13)	Based on information contained in a Schedule 13G filed with the SEC on September 18, 2019 by Strata Trust Company Custodian FBO George Walter Loewenbaum IRA, or Strata Trust, and Lillian S. Loewenbaum. Consists of (i) 250,000 ordinary shares held by the Strata Trust, (ii) warrants to purchase 250,000 ordinary shares exercisable at $4.00 and expiring on October 27, 2022 held by the Strata Trust, (iii) 18,750 ordinary shares held by Ms. Loewenbaum, and (iv) warrants to purchase 18,750 ordinary shares exercisable at $4.00 and expiring on October 27, 2022 held by Ms. Loewenbaum.

(14)

Based on information contained in a Schedule 13G filed with the SEC on September 16, 2019 by JKALL Holdings, LLC, or JKALL. Consists of (i) 250,000 ordinary shares, and (ii) warrants to purchase 250,000 ordinary shares exercisable at $4.00 and expiring on October 27, 2022. JKALL’s managers are Joseph Allison and Kathleen Allison.

Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents one ordinary share. As of March 15, 2020, BNY held 6,418,941 ordinary shares representing 99% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, from March 15, 2017 to March 15, 2020, the ownership percentage of Meitav Dash decreased by 5.4% from 18.6% to 13.2%, the ownership percentage of Ami Sagy increased by 24.2% from 6.8% to 31%, in 2019 the ownership percentage of Strata Trust and Lillian Loewenbaum increased to over 5%, and in 2019 the ownership percentage of JKALL increased to over 5%. See “Item 7.B. Related Party Transactions” and “Item 10.C. Material Contracts” below for additional information.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2017.

All share amounts have been adjusted to give effect to the 1 for 3 reverse share split effected on November 20, 2016 and the 1 for 50 reverse share split effected on July 15, 2019. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

Issuances of Securities

●	On February 12, 2017, we completed a public offering in which we sold 423,040 ordinary shares at a price per share of NIS 17 (approximately $4.5), as well as 211,520 Series L warrants to purchase 211,520 ordinary shares at an exercise price of NIS 18 (approximately $4.8) per warrant, for gross proceeds of $1,919,000. The warrants were exercisable at NIS 18 (approximately $4.8) per warrant until June 13, 2017. In addition, we issued 18,828 Series L warrants to purchase 18,828 ordinary shares to the underwriters in the transaction under the same conditions set out above. The following owners of our ordinary shares participated in these offerings: Meitav DS Investments Ltd, Docor International BV, Docor Levi Lassen BV, and Adi Goldin. During the second quarter of 2017, 201,109 Series L warrants were exercised into 201,109 ordinary shares at an exercise price of NIS 18 (approximately $5.1)for each warrant, resulting in $1,024,000 in gross proceeds. 29,239 Series L warrants that were not exercised expired on June 14, 2017.

●	On August 22, 2017, we issued to David Tsur, our former Chairman, 4,420 options to purchase 4,420 ordinary shares without an exercise price as well as an additional 5,300 options to purchase 5,300 ordinary shares with an exercise price of NIS 16.5 each (approximately $4.6).

●	On September 6, 2017, we entered into the Alpha Purchase Agreement with Alpha, pursuant to which we agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue and sell to Alpha in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, ordinary shares and a Debenture, for a purchase price of $2,000,000, (ii) at the second closing, ordinary shares and/or a Debenture for a purchase price of $2,000,000 and (iii) at the third closing, ordinary shares and/or a Debenture, and a warrant to purchase 992,149 ordinary shares for a purchase price of $1,000,000. The first closing occurred on October 26, 2017, the second closing occurred on December 31, 2017, and the third closing occurred on April 30, 2018. For further information, see “Item 10. Additional Information—C. Material Contracts—Alpha Financing.”

●	On November 8, 2017, we entered into the Meitav Purchase Agreement with Meitav Dash, pursuant to which we agreed, upon the terms and subject to the conditions of the Meitav Purchase Agreement, to issue and sell to Meitav Dash in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, 190,000 ordinary shares, for a purchase price of $1,089,000, (ii) at the second closing, 48,000 ordinary shares for a purchase price of $275,000, provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of our share capital and (iii) at the third closing for no additional consideration, warrants exercisable into 190,000 ordinary shares, and if the second closing has occurred, additional warrants exercisable into 48,000 ordinary shares. The first and second closings occurred on December 26, 2017 and the third closing occurred on March 7, 2018. For further information, see “Item 10. Additional Information—C. Material Contracts—Meitav Dash Financing.”

●

On November 9, 2017, we entered into the Sagy Purchase Agreement with Ami Sagy pursuant to which we agreed, upon the terms and subject to the conditions of the Sagy Purchase Agreement, to issue and sell to Ami Sagy in a private placement, certain of our securities in two tranches, as follows: (i) at the first closing, 186,000 ordinary shares, for gross proceeds of $1,066,000 and (ii) at the second closing for no additional consideration, warrants exercisable into 186,000 ordinary shares, or the Sagy Warrants. The first closing occurred on December 26, 2017 and the second closing occurred on March 7, 2018. For further information, see “Item 10. Additional Information—C. Material Contracts—Ami Sagy Financing.”

●	On December 7, 2017, our board of directors approved the grant of 321,000 options to purchase 321,000 ordinary shares at an exercise price of $7.5 per option to certain officers, directors and employees. On January 14, 2018, our shareholders approved the grant to the directors and to our CEO.

●

On January 18, 2018, we entered into Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 86,887 ordinary shares for an aggregate of $634,000 to the following three investors as follows: (i) Alpha entered into a Security Purchase Agreement for the purchase and sale of 25,506 ordinary shares for $186,000 ; (ii) Ami Sagy entered into a Security Purchase Agreement for the purchase and sale of 40,920 ordinary shares for $299,000; and (iii) Docor International BV entered into a Security Purchase Agreement for the purchase and sale of 20,460 ordinary shares for $149,000. Closing occurred on January 25, 2018.

●	On July 26, 2018, we entered into a Securities Purchase Agreement with Ami Sagy for the purchase and sale, in a private placement, of 222,500 ordinary shares for an aggregate purchase price of $1.2 million. Closing occurred on July 31, 2018.

●

On January 30, 2019, our board of directors approved the grant of 516,390 options to purchase 516,390 ordinary shares at an exercise price of $5.07 per option to certain officers, directors and employees. On June 6, 2019, our shareholders approved the grant to the directors and to our CEO.

●

On August 30, 2019, we entered into the Sagy Loan Agreement (as defined below) and the U.S. Loan Agreement (as defined below). The third and second closings, respectively, occurred on October 31, 2019, resulting in the automatic conversion of the loans into securities, and the issuance of the following securities: (i) 500,000 ADSs and a warrant to purchase up to 500,000 ADSs were issued to Mr. Sagy and (ii) an aggregate of 875,000 ADSs and warrants to purchase an aggregate of up to 875,000 ADSs were issued to the U.S. Investors. In addition, in satisfaction of certain price protection undertakings, on October 31, 2019, we issued an aggregate of 175,039 ADSs to Mr. Sagy and Meitav Dash, and on November 27, 2019 we issued 270,000 ADSs to Alpha Capital Anstalt.

●

On February 13, 2020, we entered into Securities Purchase Agreement with U.S. accredited investors, for the purchase and sale, by way of a non-brokered private placement, of 445,000 ADSs of the Company at a price of $10.00 per ADS. The offering was completed on March 6, 2020.

●	In September 2019, we granted, subject to shareholders approval which was obtained on December 31, 2019, Mr. Joseph Zarzewsky options to purchase 15,000 ordinary shares at an exercise price per share of $4.02.

●	In February 7, 2020, we granted, subject to shareholders approval, Dr. Roger Pomerantz options to purchase 162,713 ordinary shares at an exercise price of $11.06.

Agreements with Yissum

We have entered into certain agreements with Yissum, in which Prof. Oded Shoseyov, our Chief Scientist, has or might have a personal interest, including an agreement dated July 13, 2004 with respect to the intellectual property rights relating to our rhCollagen. See “Item 4.B. Business Overview— Intellectual Property—Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. with Respect to Our rhCollagen,” and see “Item 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law.”

Rights of Appointment

Our current board of directors currently consists of five directors. See “Item 6.A.—Directors and Senior Management.” Currently serving directors that were appointed (other than the external directors) will continue to serve pursuant to their appointment until the next annual meeting of shareholders.

The Alpha Purchase Agreement provided for certain board appointment rights. On the first closing, we were required to appoint two directors selected by Alpha (out of a seven-member board), and on the second closing, we were required to appoint one director selected by Alpha (out of an eight-member board). At the first closing, Alpha selected Scott Burell to serve on the board, and in June 2018, Alpha selected Dr. Wolfgang Ruttenstorfer to serve on the board. Since December 31, 2019, Scott Burell and Dr. Wolfgang Ruttenstorfer no longer serve on our board.

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

Copies of our Memorandum of Association and Amended and Restated Articles of Association are attached as Exhibits 1.1 and 1.2 to this Annual Report, respectively. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

The share and per share numbers in the following discussion reflect a 1-for-3 reverse share split that we effected on November 20, 2016 and the 1 for 50 reverse share split effected on July 15, 2019.

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

Alpha Purchase Agreement

At each closing, the number of ordinary shares issuable was calculated by dividing the applicable purchase price by NIS 18.072, subject to adjustment for share splits, share dividends, and the like, and with respect to each of the first and second closings, an additional 69,168 ordinary shares are issuable for no cash consideration; provided that to the extent that the purchaser’s ownership of ordinary shares, together with any of its affiliates, would exceed a beneficial ownership limitation of 4.99%, then Alpha may, at its option, elect to apply the applicable purchase price to the purchase of Debentures.

We completed the first closing on October 26, 2017, which resulted in the issuance to Alpha of an aggregate of 145,600 ordinary shares and a Debenture in the principal amount of $1,375,144 for gross proceeds of $2,000,000. We completed the second closing on December 31, 2017, which resulted in the issuance to Alpha of a Debenture in the principal amount of $2,000,000. Upon the listing of our ADSs on the Nasdaq Capital Market, the Debentures automatically converted into a pre-paid warrant to purchase 786,455 ADSs representing 786,455 ordinary shares. To date, Alpha exercised a portion of such pre-paid warrant into an aggregate of 535,000 ADSs representing 535,000 ordinary shares. We completed the third closing on April 30, 2018, which resulted in the issuance to Alpha of a pre-paid warrant to purchase 198,430 ordinary shares represented by 198,430 ADSs and the Alpha Warrant to purchase up to 992,149 ordinary shares represented by 992,149 ADSs, at an exercise price of $10.28 per ADS, for gross proceeds of $1 million.

Under the Alpha Purchase Agreement, Alpha was granted full-ratchet anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

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

The Alpha Purchase Agreement further provides for certain board appointment rights. On the first closing, we were required to appoint two directors selected by Alpha (out of a seven-member board) and on the second closing, we were required to appoint one director selected by Alpha (out of an eight-member board), each who shall serve as directors at least until the end of our 2018 annual general meeting. At the first closing, Alpha selected Scott Burell to serve on the board, and in June 2018, Alpha selected Dr. Wolfgang Ruttenstorfer to serve on the board. Since December 31, 2019, Scott Burell and Dr. Wolfgang Ruttenstorfer no longer serve on our board.

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

Debentures

In connection with the first and second closings, we issued Debentures in an aggregate principal amount of $3,375,144. As stated above, upon the listing of our ADSs on the Nasdaq Capital Market, the Debentures automatically converted into a pre-paid warrant to purchase 786,455 ADSs representing approximately 786,455 ordinary shares.

The Debenture issuable had a maturity date of five years from the date of issuance and is interest-free. The Debenture was convertible at any time at the option of the holder into ADSs. In addition, the Debenture was mandatorily convertible at the then effective conversion price without regard to any beneficial ownership limitation if (i) the ADSs or our ordinary shares are approved for listing on the Nasdaq Capital Market, and (ii) certain equity conditions are met, including, among other things, an effective registration covering a minimum number of ordinary shares held by the holder or that all the ordinary shares or ADSs held by the holder may be sold under Rule 144 without volume or manner-of-sale restrictions or current public information requirements; provided that the holder could elect to convert the Debenture in whole or in part to a pre-paid warrant to purchase such number of ADSs otherwise issuable upon mandatory conversion of the Debenture. The pre-paid warrant may be exercised on a cashless basis at any time. The pre-paid warrant is subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, pro-rata distributions and fundamental transactions. In addition, we entered into a side letter with Alpha pursuant to which any ordinary shares or ADSs issued upon exercise of a pre-paid warrant are subject to full-ratchet anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the applicable conversion price of the Debenture.

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

The Debenture was an unsecured, general obligation and ranked pari passu with other unsecured and unsubordinated liabilities.

Warrant

At the third closing, we issued the Alpha Warrant to purchase 992,149 ordinary shares represented by 992,149 ADSs. The Alpha Warrant may be exercised for a period of five years from issuance at an exercise price of $10.28 per ADS. The Alpha Warrant may be exercised on a cashless basis if after the one-year anniversary of issuance there is no effective registration statement covering the resale of the ADSs underlying the Alpha Warrant.

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

Meitav Dash Financing

On November 8, 2017, we entered into a securities purchase agreement, or the Meitav Purchase Agreement, with Meitav Dash, pursuant to which we agreed, upon the terms and subject to the conditions of the Meitav Purchase Agreement, to issue and sell to Meitav Dash in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, 190,000 ordinary shares, for a purchase price of $1,089,000, (ii) at the second closing, 48,000 ordinary shares for a purchase price of $275,000, provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of our share capital, and (iii) at the third closing for no additional consideration, warrants exercisable into 238,000 ordinary shares.

We completed the first and second closings on December 26, 2017 which resulted in the issuance to Meitav Dash of an aggregate of 238,000 ordinary shares for gross proceeds of $1,364,000 and we completed the third closing on March 7, 2018 which resulted in the issuance to Meitav Dash of a warrant to purchase 238,000 ordinary shares represented by 238,000 ADSs. The warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of $11.57.

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

Ami Sagy Financing

On November 9, 2017, we entered into the Sagy Purchase Agreement with Ami Sagy, pursuant to which we agreed, upon the terms and subject to the conditions of the Sagy Purchase Agreement, to issue and sell to Ami Sagy in a private placement, certain of our securities in two tranches, as follows: (i) at the first closing, 186,000 ordinary shares, for gross proceeds of $1,066,000, and (ii) at the second closing for no additional consideration, the Sagy Warrant exercisable into 186,000 ordinary shares.

We completed the first closing on December 26, 2017 which resulted in the issuance to Ami Sagy of an aggregate of 186,000 ordinary shares for gross proceeds of $1,066,000, and we completed the second closing on March 7, 2018 which resulted in the issuance to Ami Sagy of a warrant to purchase 186,000 ordinary shares represented by 186,000 ADSs. The Sagy Warrant may be exercised for a period of five years from issuance at an exercise price of $11.57 per ADS.

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

January 2018 Financing

On January 18, 2018, we entered into Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 86,887 ordinary shares NIS 1.50 par value, for an aggregate of $634,000 to the following three investors as follows: (i) Alpha entered into a Security Purchase Agreement for the purchase and sale of 25,506 ordinary shares NIS 1.50 par value, for $186,000; (ii) Ami Sagy entered into a Security Purchase Agreement for the purchase and sale of 40,920 ordinary shares NIS 1.50 par value for $299,000; and (iii) Docor International BV entered into a Security Purchase Agreement for the purchase and sale of 20,460 ordinary shares NIS 1.50 par value for $149,000. Closing occurred on January 25, 2018.

July 2018 Financing

On July 26, 2018, we entered into a Securities Purchase Agreement with Ami Sagy for the purchase and sale, in a private placement, of 222,500 ordinary shares NIS 1.50 par value for an aggregate purchase price of $1.2 million. Closing occurred on July 31, 2018.

2019 Financing

On August 30, 2019, we entered into (i) a Convertible Loan Agreement with Ami Sagy, or the Sagy Loan Agreement, pursuant to which Ami Sagy provided a loan to us in an amount of $3,000,000 in two tranches, and (ii) a Convertible Loan Agreement, or the U.S. Loan Agreement, with certain U.S. investors, or the U.S. Investors, pursuant to which such U.S. investors agreed to provide us with a loan in an amount of $3,500,000 in one tranche.

The U.S. Loan Agreement provided that the transactions contemplated by the U.S. Loan Agreement shall occur in two separate closings. On the first closing date, which occurred on September 5, 2019, the U.S. Investors transferred to the Company the principal amount of $3,500,000, or the Principal Amount. On the second closing date, which was subject to shareholder approval, or the Shareholder Approval, approving the holding by Ami Sagy of voting rights in the Company exceeding 25% of the voting rights in the Company as well as the implementation of existing anti-dilution undertakings of the Company towards Ami Sagy, Alpha Capital Anstalt and Meitav Dash, and which occurred on October 31, 2019, the following occurred: (i) the Principal Amount was automatically converted into ADSs at a conversion price equal to $4.00 per ADS, and we shall pay the U.S. Investors the interest accrued on the converted principal in cash, and (ii) we will issue the U.S. Investors warrants to purchase up to an aggregate amount of 875,000 ADSs representing 875,000 ordinary shares, at an exercise price of $4.00 per ADS.

The Sagy Loan Agreement provided that the transactions contemplated by the Sagy Loan Agreement shall occur in three separate closings. On the first closing date, which occurred on September 3, 2019, Ami Sagy transferred to us the principal amount of $2,000,000, or the First Principal Amount. On the second closing date, which will occur three business days after we shall have executed a license and/or a co-development agreement with a certain strategic business partner of the Company with respect to our intellectual property (if such were to occur), the following shall occur: (i) Ami Sagy will transfer to the Company the principal amount of $1,000,000, and we will issue to Ami Sagy a warrant to purchase up to 250,000 ADSs representing 250,000 ordinary shares.

On the third closing date, which was subject to the Shareholder Approval, and which occurred on October 31, 2019, the following securities were issued: (i) 500,000 ADSs, each ADS representing one ordinary share, were issued to Ami Sagy upon conversion of the First Principal Amount, and a warrant to purchase up to 500,000 ADSs was issued to Mr. Sagy and (ii) an aggregate of 875,000 ADSs were issued to the U.S. investors upon conversion of convertible loans in the aggregate principal amount of $3,500,000 and warrants to purchase an aggregate of up to 875,000 ADSs were issued to such U.S. investors.

The loans issuable under the Convertible Loan Agreements had a maturity date of three years from the issuance of the loan and bear interest at the rate of 6% per annum, payable in arrears on a quarterly basis. The principal amount of the loans automatically convert into ADSs at a conversion $4.00 per ADS on the occurrence of the conditions described above. The loans could be prepaid early without any penalty and upon the occurrence of certain events of default, the outstanding loan amount, would become, at the election of each lender, immediately due and payable. The loans were subject to certain adjustments upon certain events, including share splits and share dividends. In addition, until the three-year anniversary of the first closing date and so long as the principal amount under the loans has not converted into ADSs, in the event of certain subsequent equity issuances at a price that is lower than the then applicable conversion price, the conversion price would adjust to such lower price.

In addition, on the third closing date, we entered into Price Protection Agreements pursuant to which, until the three-year anniversary of the first closing date, we shall issue additional ADSs in the event of certain subsequent equity issuances at a price that is lower than $4.00 (subject to certain adjustments) on a “full-ratchet” basis with respect to their holdings in the Company.

The warrants issuable under the Convertible Loan Agreements are exercisable at $4.00 per ADS and have a term of three years from the issuance date. The warrants are subject to adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, until the three-year anniversary of the first closing date, in the event of certain subsequent equity issuances at a price that is lower than the then applicable exercise price, the exercise price shall adjust to such lower price.

Concurrently with the execution of the Convertible Loan Agreements, we entered into Registration Rights Agreements with each of Ami Sagi and the U.S. Investors, pursuant to which the Company granted certain demand and piggyback registration rights with respect to the ordinary shares represented by the ADSs underlying the convertible loans and warrants.

In addition, as a result of the Shareholder Approval and in satisfaction of certain price protection undertakings, on October 31, 2019, we issued an aggregate of 175,039 ADSs to Mr. Sagy and Meitav Dash, and on November 27, 2019 we issued 250,000 ADSs and 20,000 prepaid warrants to Alpha Capital Anstalt, and the exercise price of the warrants held by Mr. Sagy, Meitav Dash and Alpha was adjusted to $4.00 per share.

February 2020 Private Placement

On February 13, 2020, we entered into Securities Purchase Agreement with U.S. accredited investors who have years of deep experience in medical and 3D printing, for the purchase and sale, by way of a non-brokered private placement, of 445,000 ADSs of the Company at a price of $10.00 per ADS. The offering was completed on March 6, 2020.

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

Material U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to an investment in the ADSs and ordinary shares. This summary deals only with ADSs and ordinary shares that are held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and does not address tax considerations of holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, individual retirement and tax-deferred accounts, persons holding ADSs or ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction, or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders (as defined below) who own, directly, indirectly, or constructively, 10% or more of our outstanding stock, by vote or value. The summary set forth below relating to U.S. holders (as defined below) is applicable only to such U.S. holders (i) who are residents of the United States for purposes of the U.S.-Israel Tax Treaty, (ii) whose ordinary shares or ADSs are not, for purposes of the U.S.-Israel Tax Treaty, effectively connected with or attributable to a permanent establishment in Israel, and (iii) who otherwise qualify for the full benefits of the U.S.-Israel Tax Treaty. The discussion below is based upon the Code, final, temporary and proposed Treasury regulations promulgated thereunder, applicable administrative rulings and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local, or non-U.S. tax laws. Furthermore, we will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ADSs or ordinary shares and can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or will be sustained in a court if challenged.

As used in this summary the term “U.S. holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax considerations to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold ADSs or ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes generally depends upon the status of the partner and the activities of the partnership. The tax consequences to such a partner or partnership are not considered in this summary and partners and partnerships should consult their tax advisors with respect to the U.S. federal tax consequences of investing in the ADSs or ordinary shares.

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

Disposition of Ordinary Shares or ADSs

Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” upon the sale, exchange or other disposition of ordinary shares or of ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares or ADSs. The adjusted tax basis in an ordinary share or ADS generally will be equal to the cost of such ordinary share or ADS. The capital gain or loss realized on the sale, exchange, or other disposition of ordinary shares or ADSs will be long-term capital gain or loss if the U.S. holder held the ordinary shares or ADSs for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will generally apply to non-corporate U.S. holders. Any gain or loss realized by a U.S. holder on the sale, exchange, or other disposition of ordinary shares or ADSs generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received (or certain inclusion amounts were taken into account) by the U.S. holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2019, we do not expect to be a PFIC for our 2019 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2020 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

Medicare Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on all or a portion of their “net investment income,” which generally would include dividends on, and dispositions of, the ordinary shares or ADSs. U.S. holders should consult their tax advisors with respect to the applicability of the 3.8% Medicare tax to their income and gains, if any, resulting from their investment in the ordinary shares or ADSs.

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

Foreign Asset Reporting

Certain U.S. holders who are individuals may be required to report information relating to an interest in the ADSs or ordinary shares, subject to certain exceptions. For example, certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) are generally required to file IRS Form 8938 with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. In addition, a U.S. holder should consider the possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, as a result of holding ADSs or ordinary shares. U.S. holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ADSs or ordinary shares.

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

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

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

Foreign Currency Exchange Risk

Our functional and reporting currency is the U.S. dollar. Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS, mainly against the U.S. dollar and the Euro. A material portion of our expenses consist principally of payments in NIS made to employees, subcontractors and consultants for clinical trials, other research and development activities, and purchase of new equipment. A material portion of our research and development is conducted through collaboration agreements denominated in U.S. dollars, and therefore our net research and development expenses are subject to significant foreign currency risk. If the NIS fluctuates significantly against either the U.S. dollar or the Euro, it may have a negative impact on our results of operations.

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

The Bank of New York Mellon, as depositary, registered and delivered our ADSs. Each ADS represents one (1) ordinary share (or a right to receive one (1) ordinary share) deposited with the principal Tel Aviv office of either of Bank Leumi or Bank Hapoalim, as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered is located at 240 Greenwich, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich, New York, New York 10286.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Deputy CEO & Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2019, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In 2019, we decided to adopt U.S. GAAP since our business activity is primarily in the U.S. as well as our activity in the U.S. capital markets.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that one member of our audit committee, Dr. Elan Penn, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

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

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2018.

The following table provides information regarding fees paid by us to Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
(USD in thousands)
Audit fees (1)	165	135
Tax fees(2)	2	16
All other fees	—	—

Total	167	151

(1)	The audit fees for the years ended December 31, 2019 and 2018 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiary, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2019 and 2018 were for services related to tax advice, including assistance with tax audit.

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

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

2.1*	Description of Securities Registered under Section 12

2.2	Form of Deposit Agreement by and between the Company and Bank of New York Mellon (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference).

2.3	Specimen ADR Certificate (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference)

4.1	Form of Letter of Exemption and Form of Letter of Indemnification (unofficial English translation from Hebrew original) (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.2†	Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.3#	Employee Share Ownership and Option Plan (2010) (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.4#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.5#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.6#	Consulting and Services Agreement dated as of August 10, 2008 between CollPlant Ltd. and Prof. Oded Shoseyov (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.7	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.8	Securities Purchase Agreement dated as of September 6, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.9 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.9	Convertible Debenture dated October 26, 2017 issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.10 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.10	Convertible Debenture dated December 31, 2017 issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.11 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.11	Form of Convertible Debenture to be issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.12 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.12	Form of Warrant to be issued by the Company to Alpha Capital Anstalt in the third closing under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.13 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.13	Form of Pre-Funded Warrant issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.14 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.14	Form of Side Agreement between the Company and Alpha Capital Anstalt (included as Exhibit 10.15 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.15	Registration Rights Agreement dated as of October 26, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.11 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.16	Securities Purchase Agreement dated as of November 8, 2017, between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 10.14 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.17	Warrant dated March 7, 2018 issued to Meitav Dash Provident Funds and Pension Ltd. in the third closing under the Securities Purchase Agreement dated as of November 8, 2017 between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.18 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.18	Side Agreement between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.19 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.19	Securities Purchase Agreement dated as of November 9, 2017, between the Company and Ami Sagy (included as Exhibit 10.16 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.20	Warrant dated March 7, 2018 issued to Ami Sagy in the third closing under the Securities Purchase Agreement dated as of November 9, 2017 between the Company and Ami Sagy and Pension Ltd. (included as Exhibit 4.21 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.21	Side Agreement between the Company and Ami Sagy (included as Exhibit 4.22 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.22†	License, Development and Commercialization Agreement dated as of October 19, 2018, between Lung Biotechnology PBC and CollPlant Ltd. (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on October 25, 2018, and incorporated herein by reference)

4.23†	Rental Agreement, dated November 15, 2018, as amended (unofficial English translation from Hebrew original) (included as Exhibit 4.24 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.24*	Form of Convertible Loan Agreement between the Company and Amy Sagy

4.25*	Form of Convertible Loan Agreement between the Company and U.S. Investors

4.26*	Form of Price Protection Agreement between the Company and Amy Sagy

4.27*	Form of Price Protection Agreement between the Company and U.S. Investors

4.28*	Form of Registration Rights Agreement

4.29*	Form of Warrant issued by the Company to Amy Sagy and U.S. Investors pursuant to the Convertible Loan Agreement

4.30*	Form of Securities Purchase Agreement dated as of February 13, 2020 by and between the Company and the Purchasers named therein

8.1	Subsidiaries of the Company (included as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

101	The following financial information from CollPlant Biotechnologies Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statement of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: April 1, 2020	By:	/s/ Eran Rotem
Eran Rotem
Deputy CEO and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CollPlant Biotechnologies Ltd. and its subsidiary (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1a to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1a. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2(g) to the financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 1, 2020	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2005.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

		December 31,
	Note	2019	2018
Assets
Current assets:
Cash and cash equivalents		$3,791	$5,354
Trade receivables		79	516
Other accounts receivable and prepaid expenses	10a	270	334
Restricted deposit		12	154
Inventory	5	888	814
Total current assets		5,040	7,172
Non-current assets:
Restricted deposit		168	155
Long term receivables		-	18
Operating lease right-of-use assets	6	3,215	-
Property and equipment, net	4	2,329	1,407
Total non-current assets		5,712	1,580
Total assets		$10,752	$8,752

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

		December 31,
	Note	2019	2018
Liabilities and shareholders’ equity
Current liabilities:
Loan		$24	$22
Accounts payable:
Trade payables	10b	833	622
Accrued liabilities and other	10c	1,203	619
Operating lease liabilities	6	455	-
Deferred revenues		942	970
Total current liabilities		3,457	2,233
Non-current liabilities:
Derivatives	3	68	97
Loan		-	22
Operating lease liabilities	6	3,139	-
Deferred revenues		-	980
Total non-current liabilities		3,207	1,099
Total liabilities		6,664	3,332

Commitments and contingencies	7

Shareholders’ Equity:	8
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 and 15,000,000 ordinary shares as of December 31, 2019 and December 31, 2018; issued and outstanding: 5,670,829 and 3,814,713 ordinary shares as of December 31, 2019 and December 31, 2018, respectively*		2,368	1,580
Additional paid in capital and warrants		69,949	60,905
Currency translation differences		(969)	(969)
Accumulated deficit		(67,260)	(56,096)
Total shareholders’ equity		4,088	5,420
Total liabilities and shareholders’ equity		$10,752	$8,752

*	After reverse split, see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2019	2018	2017
Revenues	10d	$2,318	$5,014	$463
Cost of revenues		1,879	1,659	48
Gross Profit		439	3,355	415

Operating expenses:
Research and development, net	10f	4,414	3,877	3,906
General, administrative and marketing	10g	3,656	3,723	2,466
Total operating loss		7,631	4,245	5,957
Financial expenses	10h	3,303	2,180	47
Exchange differences		230	(176)	47
Financial expenses, net		3,533	2,004	94
Loss for the period		$11,164	$6,249	$6,051
Other comprehensive loss:
Currency translation differences		-	557	(205)
Total comprehensive loss for the period		11,164	6,806	5,846
Basic and diluted loss per ordinary share		2.23	1.43	2.27
Weighted average number of shares outstanding used in computation of basic and diluted loss per share in thousands		4,986,381	4,384,585	2,663,741

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital and warrants	Currency translation differences	Accumulated deficit	Total
	Number of shares*
	In thousands	Amounts	Amounts
BALANCE AT JANUARY 1, 2017	2,143	$883	$45,021	$(617)	$(43,796)	$1,491
CHANGES DURING 2017:
Issuance of ordinary shares and warrants, net of issuance costs of $180	971	405	6,695	-	-	7,100
Exercise of warrants	201	85	939	-	-	1,024
Shares issued for services	22	9	862	-	-	871
Share-based compensation	-	-	531	-	-	531
Comprehensive loss	-	-	-	205	(6,051)	(5,846)
BALANCE AT DECEMBER 31, 2017	3,337	1,382	54,048	(412)	(49,847)	5,171
CHANGES DURING 2018:
Issuance of ordinary shares and warrants, net of issuance costs of $100	309	129	2,648	-	-	2,777
Conversion of debentures to prepaid warrants	-	-	3,267	-	-	3,267
Conversion of prepaid warrants to ordinary shares	165	68	(68)	-	-	-
Shares issued for services	4	1	7	-	-	8
Share-based compensation	-	-	1,003	-	-	1,003
Comprehensive loss	-	-		(557)	(6,249)	(6,806)
BALANCE AT DECEMBER 31, 2018	3,815	1,580	60,905	(969)	(56,096)	5,420
CHANGES DURING 2019:
Issuance of ordinary shares and warrants	1,800	763	6,602	-	-	7,365
Classification of warrants from equity to liability, see note 2c	-	-	(1,804)	-	-	(1,804)
Classification of warrants from liability to equity, see note 8A(2)	-	-	3,139	-	-	3,139
Conversion of prepaid warrants to ordinary shares	50	22	(22)	-	-	-
Exercise of options	6	3	4	-	-	7
Share-based compensation		-	1,125	-	-	1,125
Comprehensive loss	-	-	-	-	(11,164)	(11,164)
BALANCE AT DECEMBER 31, 2019	5,671	$2,368	$69,949	$(969)	$(67,260)	$4,088

*	After reverse split, see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	$(5,703)	$(1,217)	$(4,966)
Net cash used in operating activities	(5,703)	(1,217)	(4,966)
Cash flows from investing activities:
Purchase of property and equipment	(1,491)	(832)	(127)
Proceeds from sale of property and equipment	30	-	-
Net cash used in investing activities	(1,461)	(832)	(127)
Cash flows from financing activities:
Proceeds from issuance of shares, warrants and debentures, less issuance expenses	5,440	2,777	8,152
Exercise of options and warrants into shares	7		1,024
Loan received	-	58	-
Loan paid	(20)	(12)	-
Payments made for equipment on financing terms	(17)	(70)	(70)
Net cash provided by financing activities	5,410	2,753	9,106
Increase (Decrease) in cash and cash equivalents and restricted deposits	(1,754)	704	4,013
Cash and cash equivalents and restricted deposits at the beginning of the year	5,663	5,284	1,132
Exchange differences on cash and cash equivalents and restricted deposits	62	(325)	139
Cash and cash equivalents and restricted deposits at the end of the year	$3,971	$5,663	$5,284

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2018	2017
Appendix to the statement of cash flows
A. Net cash used in operations:
Loss	$(11,164)	$(6,249)	$(6,051)
Adjustments for:
Depreciation and amortization	539	342	230
Share-based compensation to employees and consultants	1,125	1,434	956
Exchange differences on cash and cash equivalents	(62)	(184)	28
Financial expenses related to financial instruments	3,230	2,293	12
Net change of operating lease accounts	382	-	-
	(5,950)	(2,364)	(4,825)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	437	(439)	(38)
Increase in inventory	(74)	(653)	(59)
Decrease in other receivables (including long-term receivables)	35	220	474
Increase (decrease) in trade payables (including long-term payables)	228	(112)	(542)
Increase in accrued liabilities and other payables	629	99	24
Increase (decrease) in deferred revenues (including long term deferred revenues)	(1,008)	2,032	-
	247	1,147	(141)
Net cash used in operations	$(5,703)	$(1,217)	$(4,966)
B. Supplementary information on investing and financing activities not involving cash flows:
Conversion of debentures to pre-paid warrants		3,267
Conversion of pre-paid warrants to ordinary shares	22	68
Obtaining right of use assets in exchange for a lease liability	97
Exercise of anti-dilution derivatives	2,024
Classification of warrants from liabilities to equity, net	1,335

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - GENERAL

a.

CollPlant Biotechnologies Ltd. (formerly known as CollPlant Holdings Ltd.) (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics.

The Company’s revenues include income from business collaborators and sales of (i) the BioInk product for the development of 3D bioprinting of organs and tissues, (ii) sales of rhCollagen for the medical aesthetics market, and (iii) sales in Europe of the products for tendinopathy and wound healing.

The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Biotechnologies Ltd. and CollPlant Ltd. will be referred to hereinafter as “the Company” and “CollPlant”, respectively).

The address of the Company’s registered office is 4 Oppenheimer St., Science Park, Rehovot, Israel.

Since January 31, 2018, the Company’s American Depositary Shares (“ADSs”) commenced trading on the Nasdaq Capital Market. On October 29, 2018 the Company delisted its ordinary shares from trading on the Tel Aviv Stock Exchange (“TASE”).

The Company has an accumulated deficit of approximately $67,260 as of December 31, 2019, as well as a history of net losses and negative operating cash flows in recent years. The Company expects to continue incurring losses and negative cash flows from operations until it will receive material income from business collaborators under licensing agreements and/or its products (primarily BioInk) reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company does not have sufficient cash to meet its liquidity requirements for the following twelve months. Consequently, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and collaborations with global leading companies, raising capital through the sale of additional equity securities, or capital inflows from strategic partnerships. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

b.

On June 6, 2019, the Company’s shareholders approved a reverse share split of the Company’s ordinary shares at a ratio of 1-for-50, such that each fifty (50) ordinary shares, par value NIS 0.03 per share, will be consolidated into one (1) ordinary share, par value NIS 1.50, which decreased the number of ordinary shares issued and outstanding as of June 6 2019, from approximately 191 million shares to approximately 3.8 million.

Concurrently with the reverse split, the Company effected a corresponding change in the ratio of ordinary shares to each of the Company’s ADSs, such that its ratio of ADSs to ordinary shares changed from one (1) ADS representing fifty (50) ordinary shares to a new ratio of one (1) ADS representing one (1) ordinary share. The first date when the Company’s ADSs began trading on the Nasdaq Capital Market after implementation of the reverse split and concurrent ratio change was July 15, 2019.

All share, ADS and per share amounts included in the consolidated financial statements and the footnotes have been adjusted retroactively to reflect the effects of the reverse share split unless specified otherwise.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The Company’s financial statements for all periods presented have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Prior to 2019, the Company prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as permitted in the United States (“U.S.”) based on the Company’s status as a foreign private issuer as defined by the U.S. Securities and Exchange Commission (the “SEC”). During 2019, the Company decided to adopt the US GAAP since the Company’s business activity is primarily in the U.S. as well as its activity in the U.S. capital markets.

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

c.	Functional currency

From the Company’s inception through December 31, 2018, the Company and its subsidiary’s functional currency was the New Israeli Shekel (NIS). Management conducted a review of the functional currency of the Company and its subsidiary and concluded that the functional currency changed from the NIS to the U.S. dollar, effective January 1, 2019. This change was based on an assessment by Company management that the U.S. dollar became the primary currency of the economic environment in which the Company and its subsidiary operates. Accordingly, the functional and presentation currency of the Company in these financial statements is the U.S. dollar.

In determining the appropriate functional currency to be used, the Company reviewed factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, that should be considered. In this regard, in 2018, the Company incurred a significant increase in revenues denominated in U.S. dollars relating to collaboration with its customers in the U.S., which is reflected primarily in the agreement the Company signed in October 2018, with Lung Biotechnology PBC, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporations. The Company expects additional increase in revenues denominated in U.S. dollars related to its activities. The Company incurred an increase and expects to continue to incur a significant part of its expenses in U.S. dollars. These changes, as well as the fact that the majority of the Company’s available funds are in U.S. dollars, the Company’s principal source of financing is the U.S. capital markets, and all of the Company’s budgeting is conducted solely in U.S. dollars, led to the decision that a change occurred in the functional currency as of January 1, 2019, as indicated above.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The effect of the change in the functional currency is accounted for prospectively. Assets and liabilities were translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. In addition, warrants previously included as equity were classified as financial liability measured at fair value, due to their NIS exercise price.

Due to the change in its functional currency as above and concurrently with it, the Company decided to change its presentation currency from NIS to the U.S. dollar.

The change in presentation currency was applied retrospectively to all comparative figures presented.

In effecting the change in presentation currency to U.S. dollars, with respect to comparative figures: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of each balance sheet presented; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statement of comprehensive loss items have been translated at the average exchange rates for the relevant reporting periods; and (4) the resulting translation differences have been reported as “currency translation differences” within other comprehensive loss.

d.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and CollPlant. All inter-company transactions and balances have been eliminated in consolidation.

e.	Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

f.	Inventory

Inventory is measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out (FIFO) principle. In the case of purchased goods and work in process, costs include raw materials, direct labor, other direct costs and fixed production overheads (based on the normal operating capacity of the production facilities).

Net realizable value is the estimated selling price in the ordinary course of business, less variable attributable selling expenses.

g.	Leases

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842). The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets and current and non-current operating lease liabilities in the consolidated balance sheets.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will either exercise or not exercise the option to renew or terminate the lease. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also Note 2q and Note 6).

h.	Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)	The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life. Annual rates of depreciation are as follows:

Years
Computer equipment	3
Greenhouse equipment*	4 - 10
Office furniture	7 - 17
Laboratory equipment	4 - 5
Leasehold improvements	5
Vehicles	4-7

*	Greenhouse equipment - agricultural equipment used in the tobacco production greenhouse.

Leasehold improvements are amortized by the straight-line method over the expected lease term, which is shorter than the estimated useful life of the improvements.

i.	Impairment in value of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

For the three years ended December 31, 2019, the Company did not recognize an impairment loss for its long-lived assets.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Share-based compensation

The Company accounts for employees’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach.

The Company elects to account for forfeitures as they occur.

On January 1, 2019, the Company adopted the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718) Improvements to Nonemployee Share-based Payments. This ASU was issued to simplify the accounting for share-based transactions by expanding the scope of Topic 718 from only being applicable to share-based payments to employees to also include share-based payment transactions for acquiring goods and services from nonemployees. As a result, nonemployee share-based transactions are being measured by estimating the fair value of the equity instruments at the grant date.

k.	Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. All costs associated with research and developments are expensed as incurred.

Grants received from Israel Innovation Authority (hereafter - “IIA”), (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS) are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. Since at the time the grants were received, successful development of the related projects was not assured, the grant was deducted from the research and development expenses as the applicable costs are incurred, and presented in R&D expenses, net. See Note 7(a).

Research and development expenses, net for the years ended December 31, 2019, 2018 and 2017, include participation in research and development expenses in the amount of approximately $28, $327 and $584, respectively.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Revenue recognition

On January 1, 2018, the Company adopted the new accounting standard, ASC 606, Revenue from Contracts with Customers (“ASC 606”), and all the related amendments, using the modified retrospective method. The implementation of this Accounting Standards Update (ASU) did not have a material impact on the Company’s consolidated financial statement.

The Company’s revenue recognition accounting policy from January 1, 2018, following the adoption of the new revenue standard

A contract with a customer exists only when: the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer.

1.	Revenues from sale of goods

The Company recognizes revenues from selling goods at a point in time when control over the product is transferred to customers (upon delivery). The goods are products based on the Company’s rhCollagen, and includes the BioInk product for the development of 3D bioprinting of organs and tissues and products for tendinopathy and wound healing.

2.	Revenues from rendering services

Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company’s performance. Under the Company’s service contracts, the Company has a right to consideration from the customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date and recognizes revenue in the amount to which the Company has a right to invoice.

The Company charges its customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset or liability.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

3.	Revenues from licensing agreement

On October 19, 2018, the Company signed a License, Development and Commercialization Agreement (the “License Agreement”) with Lung Biotechnology PBC (“LB”) (see also Note 7(b)).

According to ASC 606, a performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. Goods and services that are not distinct are bundled with other goods or services in the contract until a bundle of goods or services that is distinct is created. A good or service promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

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

The transaction price included an up-front paid amount of $5.0 million and reimbursement for part of the costs related to the IIA in an amount of $1.0 million, as well as variable considerations contingent upon LB achieving certain milestones, sales-based royalties and additional reimbursement of costs related to payments made by CollPlant to the IIA (“Variable Consideration”). The Company estimates variable consideration using the most likely method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

Sales-based royalties are not included in the transaction price. Rather, they are recognized as incurred, due to the specific exception of ASC 606 for sales-based royalties in licensing of intellectual properties

The Company allocates the transaction price to each performance obligation identified based on the standalone selling prices of the goods or services being provided to the customer. The stand-alone selling price is the price at which the Company would sell the promised goods or services separately to a customer. When the stand-alone selling price is not directly observable by reference to similar transactions with similar customers, the Company applies suitable methods for estimating the stand-alone selling price.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The following are the details of the allocation of the transaction price (which does not include the Variable Consideration) to the various performance obligations in the Agreement:

a)	The First BioInk was allocated with its stand-alone selling price, which is the observable price of the BioInk when the Company sells it separately.

b)	The License was allocated with an estimated stand-alone selling price, based on the residual approach, since the Company has not yet established a price for that license and the license has not previously been sold on a stand-alone basis (i.e. the selling price is uncertain), as well as the related IIA royalties reimbursement.

The Company’s revenue recognition accounting policy prior to January 1, 2018, was materially the same.

m.	Income taxes

1)

Deferred taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. The Company has provided a full valuation allowance with respect to its deferred tax assets.

2)

Uncertainty in income taxes

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Loss per share

Basic loss per share is computed on the basis of the net loss, adjusted to recognize the effect of a down-round feature when it is triggered, for the period divided by the weighted average number of ordinary shares and prepaid warrants outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include options, warrants and convertible bonds exercisable into 3,536,495 shares, 2,299,684 shares and 1,584,071 shares for the years ended December 31, 2019, 2018 and 2017, respectively, because the effect would be anti-dilutive. The computation of basic and diluted net loss per ordinary share was adjusted retroactively for all periods presented to reflect the Company’s reverse share split. See also Note 1b.

o.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

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

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivable, trade payables, accrued expenses and other liabilities approximates their fair value.

p.	Equity-linked financial instruments with down round features

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): Accounting for Certain Financial Instruments with Down Round Features. The amendments of this ASU update the classification analysis of certain equity-linked financial instruments, or embedded features, with down round features, as well as clarify existing disclosure requirements for equity-classified instruments. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. ASU 2017-11 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted, including adoption in an interim period. ASU 2017-11 provides that upon adoption, an entity may apply this standard retrospectively to outstanding financial instruments with a down round feature by means of a cumulative- effect adjustment to the opening balance of accumulated deficit in the fiscal year and interim period adoption. The Company has early adopted ASU 2017-11 retrospectively for all periods presented.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Newly issued and recently adopted accounting pronouncements:

Recently adopted accounting pronouncements:

1)	The Company adopted ASU No. 2016-02, Leases (Topic 842), on January 1, 2019 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with its historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed to carry forward the Company’s historical lease classification, the Company’s assessment on whether a contract was or contains a lease, and the Company’s initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Upon adoption, the new standard resulted in an increase of $3,458 in operating lease ROU assets and $3,458 corresponding liabilities on the Company’s consolidated balance sheet. The Company does not have finance leases. The adoption did not have a material impact on the Company’s consolidated statement of comprehensive loss or consolidated statement of cash flows and did not have an impact on the comparative figures. See Note 6 for further details.

2)	On January 1, 2019, the Company adopted ASU 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting” that expands the scope of ASC Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of ASC Topic 718 to nonemployee awards except for certain exemptions specified in the amendment. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The adoption did not have a material impact on the Company’s financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - FAIR VALUE MEASUREMENTS

A.	Estimates of fair value

The following is an analysis of the financial instruments measured at fair value, according to valuation methods. Inputs for the assets and liabilities that are not based on observable market data (unobservable inputs) (Level 3).

The Company’s financial liability at fair value through profit or loss is the anti-dilution derivatives, classified as liabilities, and amounted to $68 and $97 as of December 31, 2019 and 2018, respectively.

The following table presents the assumptions that were used for the models as of December 31, 2018:

	Alpha	Meitav Dash and Ami Sagy*

Probability	5%	5%

Expected volatility	57.33%	53.31%
Risk free interest rate	0.47%	0.55%
Expected term (years)	0.82	0.99

The following table presents the assumptions that were used for the models as of December 31, 2019:

	Ami Sagy*	US investors -2019 agreement

Probability	3%	3%

Expected volatility	59.58%	59.58%
Risk free interest rate	1.62%	1.62%
Expected term (years)	2.68	2.68

B.	Financial instruments in level 3

The following table presents the Level 3 anti-dilution instrument roll-forward:

	2017	2018	2019
Opening balance as of beginning of year	-	(41)	(97)
Issuance	(38)	-	(100)
Exercise of anti-dilution derivatives	-	-	2,024
Loss from changes in fair value of financial instruments	(3)	(56)	(1,895)
Closing balance as of end of year	(41)	(97)	(68)

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - FAIR VALUE MEASUREMENTS (continued)

The following table presents the Level 3 warrants roll-forward:

2019
Opening balance as of beginning of year	-
Classification of warrants from equity to liability	(1,804)
Loss from changes in fair value of financial instruments	(1,335)
Classification of warrants from liability to equity	3,139
Closing balance as of end of year	-

NOTE 4 - PROPERTY AND EQUIPMENT

	December 31
	2019	2018
Cost:
Computer equipment	$267	$228
Office furniture	181	136
Laboratory equipment	1,631	1,527
Greenhouse equipment	713	796
Leasehold improvements	2,271	1,517
Vehicles	84	57
	5,147	4,261
Less:
Accumulated depreciation and amortization	(2,818)	(2,854)
Property and Equipment, net	$2,329	$1,407

Depreciation and amortization expense totaled $539, $342 and $230 for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

During the year ended December 31, 2019, the Company disposed of fixed assets in the net amount of $30. In the years ended December 31, 2018 and 2017 there was no disposal of fixed assets booked to the Company’s financial statements.

NOTE 5 - INVENTORY

a.	Inventories at December 31, 2019 and 2018 consisted of the following:

	December 31,
	2019	2018
Work in progress	$422	$264
Finished goods	466	550
Total inventory	$888	$814

b.	During the year ended December 31, 2019, the Company recorded approximately $44 thousand for write-down of inventory under cost of goods sold. There was no write down in 2018 and 2017.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - OPERATING LEASES

1)

On November 15, 2018, the Company signed a new lease agreement for the Company’s new offices located in Rehovot which expires in April 2024, for a monthly payment of NIS 89 thousand, (approximately $25 thousand), with an option to extend for five additional years. In addition, as part of the lease agreement the Company did not carry the monthly rent payment during the first five months of the lease agreement and was reimbursed for its building adjustments costs in the amount of $689.

As collateral for the lease agreement, a restricted deposit was pledged in favor of the property owner. The balance of the restricted deposit as of December 31, 2019 amounted to $168. The deposit is classified as a non-current asset.

On July 28, 2016, the Company signed a lease agreement for additional space designated for its development and production activities. The lease was for three years with an option to extend for four additional years, in return for a monthly payment of NIS 30 thousand (approximately $8.5). On March 24, 2019, the Company exercised its first option to extend the lease period for an additional 16 months commencing July 1, 2019.

In July 2017, the Company signed a lease agreement for land in Yessod Hamaala that was previously leased. The new lease agreement is for four years, commencing May 1, 2017, with an option to extend for an additional six years, with a monthly rental amount of NIS 10 thousand (approximately $3).

The Company also leased a space for its old offices in Ness Ziona until March 31, 2019, for a monthly rental amount of approximately $15.

2)	The Company has entered into operating lease agreements for vehicles used by its employees. The lease periods are generally for three years and the payments are linked to the Israeli CPI. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing company, representing approximately three months of lease payments.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - OPERATING LEASES (continued)

Operating leases cost for rental space and vehicles for the year ended December 31, 2019 totaled $619.

Rent expense for the years ended December 31, 2017 and 2018 was approximately $296 thousand and $331 thousand, respectively.

The operating lease costs include variable lease payments of $9.

Supplemental cash flow information related to leases was as follows:

Year ended December 31,
2019
Operating cash flows from operating leases	$505

Supplemental balance sheet information related to leases was as follows:

December 31,
2019
Operating Leases
Operating lease right-of-use assets	$3,215

Current lease liabilities	$455
Non-current lease liabilities	3,139
Total lease liabilities	$3,594

Weighted Average Remaining Lease Term
Operating leases	8.4 years

Weighted Average Discount Rate
Operating leases	7.3%

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - OPERATING LEASES (continued)

As of December 31, 2019, the maturities of lease liabilities were as follows:

Operating leases
Year ending December 31,
2020	$671
2021	603
2022	579
2023	528
2024 and thereafter	2,294
Total lease payments	4,675
Less - imputed interests	(1,081)
Total	3,594

As of December 31, 2018, the minimum lease payments of the Company were as follows:

Year ending December 31,
2019	537
2020	578
2021	524
2022	514
2023	496

NOTE 7 - COMMITMENTS

a.	Commitment to pay royalties to the government of Israel

The Company has received grants from the IIA for research and development funding and therefore is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”, formerly known as the Law for the Encouragement of Research and Development in Industry). Under the Innovation Law the rate of royalties varies between 3% to 5% computed based on the revenues from the products that their development was also funded by grants from the IIA. Such commitment is up to the amount of grants received (dollar linked), plus interest at annual rate based on LIBOR. Pursuant to the Innovation Law there are restrictions regarding intellectual property and manufacturing outside of Israel, unless approval is received, and additional payments are made to the IIA.

In 2019, the Company received from the IIA grants in the total amount of $38 which relates to a 2018 IIA approved project. For the years ended December 31, 2019, 2018 and 2017, the Company recorded royalties expenses of $43, $1,263 and $34, respectively.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 - COMMITMENTS (continued)

The royalty expenses which are related to the funded project are recognized in the statements of comprehensive loss as a component of cost of revenue.

As of December 31, 2019, the maximum total royalty amount payable by the Company under IIA funding arrangement is approximately $8.6 million (without interest).

b.	LICENSE DEVELOPMENT AND COMMERCIALIZATION AGREEMENTS

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

The License Agreement provides for the payment of an upfront cash payment of $5,000 to CollPlant, which was paid to CollPlant in November 2018 following effectiveness of the Agreement. In addition, the License Agreement provides for a one-time non-refundable option payments of $3,000 per Option Product ($9,000 in the aggregate), and up to $30,000 of milestone payments payable as follows: (i) $5,000 upon completion of the U.S. facility design, (ii) $5,000 upon completion of production of a specified amount of BioInk, and (iii) $5,000 for FDA marketing approval for each Covered Product (up to $20,000 in the aggregate). Further, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustment) for each product commercially sold during the term of the License Agreement, a fee for the supply of certain quantities of BioInk to LB, and reimbursement for certain costs related to the U.S. facility and any payment made by CollPlant to the IIA.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 - COMMITMENTS (continued)

Unless earlier terminated, the License Agreement will continue in effect on a Covered Product-by-Covered Product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a Covered Product in a particular country, and (ii) 12 years from the first commercial sale of such Covered Product in such country. Following expiration (unless earlier terminated), the licenses granted to LB in the License Agreement will continue on a fully paid-up, irrevocable basis. The License Agreement may be terminated early by either party for material breach or bankruptcy. In addition, CollPlant may terminate the License Agreement in the case of a challenge made by LB, its affiliates or sub-licensees with respect to a CollPlant patent covering a Covered Product or if LB and its affiliates and sub-licensees discontinue development and commercialization of all Covered Products for at least one year. LB may terminate the License Agreement at any time upon 30 days’ written notice with respect to the entirety of the License Agreement and upon 30 days’ written notice with respect to its license and other rights under the License Agreement relating to one or more CollPlant patents, on a patent-by-patent and country-by-country basis.

c.	Contingent liability

On September 6, 2017, the Company received a VAT assessment from the Israel Tax Authority according to which the Company is required to pay tax in the amount of $434 (including linkage differentials and interest) for the years 2012-2016. The Company disputed the position of the Israel Tax Authority resulting in the latter to increase its VAT assessment and require the Company to pay tax in the amount of $521 (including linkage differentials and interest) for the abovementioned period. The Company has appealed the entire assessment to the District Court, in view of its position that it is not liable for the entire tax requirement. On February 11, 2020, the Company reached a settlement agreement with Israel Tax Authority, which received court approval. According to the settlement agreement the Company paid a final amount of $116 to the Israel Tax Authority. As of December 31, 2019 and 2018, the Company has recorded a provision of $145 in relation to the VAT assessment.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL

A.	Ordinary shares

1)	Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of the ordinary shares is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

On January 31, 2018 the Company’s ADSs commenced trading on the Nasdaq Capital Market, under the symbol CLGN. Each ADS represents one ordinary share.

On October 29, 2018, the Company’s delisted its ordinary shares from trading on the TASE.

On March 1, 2018, an extraordinary general meeting of the shareholders of the Company. approved the increase of the authorized share capital of the Company by 5,000,000 ordinary shares to 15,000,000 ordinary shares, par value NIS 0.03 per share. On October 27 2019, the Company’s shareholders approved an increase in the Company’s authorized share capital to 30,000,000 ordinary shares NIS 1.50 par value.

On June 6, 2019, at a general meeting of shareholders, the Company’s shareholders approved a reverse share split of the Company’s ordinary shares at a ratio of 1-for-50, such that each fifty (50) ordinary shares, par value NIS 0.03 per share, consolidated into one (1) ordinary share, par value NIS 1.50.

Concurrently with the reverse split, the Company effected a corresponding change in the ratio of ordinary shares to each of the Company’s ADSs, such that its ratio of ADSs to ordinary shares changed from one (1) ADS representing fifty (50) ordinary shares to a new ratio of one (1) ADS representing one (1) ordinary share. The first date when the Company’s ADSs began trading on the Nasdaq Capital Market after implementation of the reverse split and concurrent ratio change was July 15, 2019.

Additionally, according to the share option plan of the Company, every 50 options, or 150 options if granted before the November 2016 reverse split, that were allocated to directors, employees, consultants and officers under the option plan are exercisable into one ordinary share of the Company of NIS 1.50 par value. No change took place in the exercise price of the options; however, for options that were granted between November 2016 to date, the total exercise price for one share of NIS 1.50 par value will be the former exercise price for one share of NIS 0.03 par value multiplied by 50 and, for options that were granted before the November 2016 reverse split, the total exercise price for one share of NIS 1.50 par value will be the former exercise price for one share of NIS 0.01 par value multiplied by 150.

Further, according to the terms and conditions of the warrants of the Company, each 50 warrants that the Company issued are exercisable into one ordinary share of the Company of NIS 1.50 par value. There will be no change in the exercise price of those warrants; however, the total exercise price for one share of NIS 1.50 par value will be the former exercise price for one share of NIS 0.03 par value multiplied by 50.

Following the reverse split, the Company retrospectively reflected the change in the share capital of the Company for all periods presented. Unless otherwise indicated, all of the share and ADS numbers, losses per share, share prices, options and warrants in these financial statements have been adjusted, on a retroactive basis, to reflect this 1-for-50 reverse share split.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

2)	Changes in share capital:

a)	On February 12, 2017, the Company completed a capital raise of $1,812, net of issuance expenses, from institutional investors and from the public. In consideration, the Company issued 423,040 ordinary shares and 211,520 Series L warrants exercisable into 211,520 ordinary shares at an exercise price of NIS 18 (approximately $4.80) per warrant, until June 13, 2017. In addition, under the terms of the broker agreement, the Company issued to the broker 18,828 Series L warrants exercisable into 18,828 ordinary shares at an exercise price of NIS 18 (approximately $4.80) per warrant.

b)	During the second quarter of 2017, 201,109 Series L warrants were exercised into 201,109 ordinary shares, at an exercise price of NIS 18 (approximately $5.1) for each warrant. The total consideration amounted to $1,024. 29,239 Series L warrants that were not exercised expired on June 14, 2017.

c)

On September 6, 2017, the Company signed a securities purchase agreement (the “Alpha Purchase Agreement”) with Alpha Capital Anstalt (“Alpha”) , pursuant to which the Company agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue to Alpha, in a private placement, certain securities, in three tranches, as follows: (i) at the first closing, which was completed on October 26, 2017, ordinary shares and a Convertible Debenture (“Debenture”), for a purchase price of $2,000 (ii) at the second closing, which was completed on December 31, 2017 and which was subject, among other things, to approval of the private placement by the Company’s shareholders, a Debenture for a purchase price of $2,000, and (iii) at the third closing, which was completed on April 30, 2018, which was subject, among other things, to the listing of the Company’s ADSs for trading on the NASDAQ and to the receipt of shareholder and option holder approval to adopt the provisions of Chapter E3 of the Israeli Securities Law of 1968 (which allows the Company to report in Israel in accordance with U.S. reporting requirements) (“Dual Reporting Approval”), ordinary shares and/or a Debenture for a purchase price of $1,000, and a warrant (the “Alpha Warrant”) to purchase 992,149 ordinary shares represented by 992,149 ADSs exercisable for a period of five years from the date of issuance at an exercise price of approximately $10.15 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise).

On October 26, 2017, upon the completion of the first closing, the Company issued to Alpha 145,600 ordinary shares and a Debenture in the principal amount of $1,375, for gross proceeds of $2,000. On December 31, 2017, upon completion of the second closing, the Company issued a Debenture in the principal amount of $2,000 for gross proceeds of $2,000. The Debentures were convertible at any time at the option of the holder into ADSs at a conversion price of $4.29 per ADS. In addition, the Debenture was mandatorily convertible at the then effective conversion price without regard to any beneficial ownership limitation if (i) the ADSs or the Company’s ordinary shares are approved for listing on the Nasdaq stock market, and (ii) certain equity conditions are met, and provided that the holder may elect to convert the Debenture in whole or in part to a pre-paid warrant to purchase such number of ADSs otherwise issuable upon mandatory conversion of the Debenture. On January 31, 2018, Debentures in the aggregate principal amount of $3,375 were automatically converted into a pre-paid warrant to purchase 786,455 ordinary shares represented by 786,455 ADSs.

On April 30, 2018, the Company completed the third closing of the Alpha Purchase Agreement, which resulted in the issuance to Alpha of a pre-paid warrant to purchase 198,430 ordinary shares represented by 198,430 ADSs and the Alpha Warrant to purchase up to 992,149 ordinary shares represented by 992,149 ADSs, at an exercise price of $10.28 per ADS, for gross proceeds of $1,000. In 2018, Alpha converted a pre-paid warrant to purchase 165,000 ordinary shares into 165,000 ordinary shares and in 2019 Alpha converted a pre-paid warrant to purchase 50,000 ordinary shares into 50,000 ordinary shares.

As part of the first and second closings, and included within the ordinary shares and Debentures issued at the first and second closings, the Company issued an aggregate of 21,610 ordinary shares and Debentures convertible into 116,726 ordinary shares in connection with services Alpha provided to the Company. These issuances, having a fair market value of $871, were accounted as share-based compensation. $435 was recognized as an expense within “general, administrative and marketing expenses” in the statements of comprehensive loss in 2017 and 2018, respectively.

Under the Alpha Purchase Agreement, Alpha was also granted certain rights, including, among other things, anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price. The anti-dilution was accounted as derivatives measured in fair value, see Note 3.

On October 27, 2019, as a result of a share issuance to certain private investors, the warrant exercise price was reduced into $4.00 per share. In addition, the reduction in exercise price to become denominated in USD, resulted in the instrument being reclassified from a financial liability to equity.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

d)

On November 8, 2017, the Company signed a securities purchase agreement (the “Meitav Dash Purchase Agreement”) with Meitav Dash, a company held by Meitav Dash Ltd., one of the Company’s shareholders pursuant to which the Company agreed, upon the terms and subject to the conditions of the Meitav Dash Purchase Agreement, to issue to Meitav Dash in a private placement certain securities in three tranches as follows: (i) at the first closing, which was completed on December 26, 2017, 190,000 ordinary shares, for a purchase price of $1,089, (ii) at the second closing, which was completed on the same day, 48,000 ordinary shares for a purchase price of $275 provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of the Company’s share capital, and (iii) at the third closing, which was completed on March 7, 2018 and which was subject, among other things, to the listing of the Company’s ADSs for trading on the Nasdaq and Dual Reporting Approval, for no additional consideration, warrants exercisable into 238,000 ordinary shares.

The Company completed the first and second closings on December 26, 2017 which resulted in the issuance to Meitav Dash of an aggregate of 238,000 ordinary shares for gross proceeds of $1,364 and on March 7, 2018, the Company completed the third closing which resulted in the issuance to Meitav Dash of a warrant to purchase 238,000 ordinary shares.

The warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 40 (approximately $11.57) per ADS.

Under the Meitav Dash Purchase Agreement, Meitav Dash was also granted certain rights, including, among others, anti-dilution protection in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

On October 27, 2019, as a result of a share issuance to certain private investors, the warrant exercise price was reduced into $4.00 per share. In addition, the reduction in exercise price to become denominated in USD, resulted in the instrument being reclassified from a financial liability to equity.

e)

On November 9, 2017, the Company signed a securities purchase agreement (the “Sagy Purchase Agreement”) with Ami Sagy, one of the Company’s shareholders, pursuant to which the Company agreed, upon the terms and subject to the conditions of the Sagy Purchase Agreement, to issue to Ami Sagy in a private placement certain securities in two tranches as follows: (i) at the first closing, which closed on December 26, 2017, 186,000 ordinary shares, for gross proceeds of $1,066, and (ii) at the second closing, which closed on March 7, 2018 and which was subject, among other things, to the listing of the Company’s ADSs for trading on the Nasdaq and to Dual Reporting Approval, for no additional consideration, the Company will issue warrants exercisable into 186,000 of its ordinary shares.

The Company completed the first closing on December 26, 2017 which resulted in the issuance to Ami Sagy of an aggregate of 186,000 ordinary shares for gross proceeds of $1,066 and on March 7, 2018, the Company completed the second closing which resulted in the issuance to Ami Sagy of a warrant to purchase 186,000 ordinary shares.

The warrant may be exercised for a period of five years from issuance at an exercise price of the NIS 40 (approximately $11.57) per ADS.

Under the Sagy Purchase Agreement, Ami Sagy was also granted certain rights, including, among other things, anti-dilution protection in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

On October 27, 2019, as a result of a share issuance to certain private investors, the warrants exercise price was reduced into $4.00 per share. In addition, the reduction in exercise price to become denominated in USD, resulted in the instrument being reclassified from a financial liability to equity.

f)

On January 18, 2018, the Company signed Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 86,887 ordinary shares for total gross consideration of $634 to the following three investors: (i) Alpha for the purchase of 25,506 ordinary shares for $186; (ii) Ami Sagy for the purchase of 40,920 ordinary shares for $299; and (iii) Docor International BV for the purchase of 20,460 ordinary shares for $149. Closing occurred on January 25, 2018.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

g)

On March 20, 2018, the board of directors resolved to delist all of Company’s securities from trading on the TASE. In accordance with the Israeli Securities Law and the rules of the TASE, as the Company had four different series of warrants traded on the TASE, and in order to effectuate the resolution, the Company was required to enter into an arrangement between the Company, shareholders and the holders of warrants, pursuant to Section 350 of the Israeli Companies Law.

On April 16, 2018, the Company petitioned the District Court of Lod, Israel (the “Court”), to approve the convening of a shareholders’ meeting and meetings of holders of Series I Warrants and Series K Warrants, in order to approve an arrangement for the delisting of all of Company securities from TASE and the reduction of the exercise price of Series I and Series K Warrants to NIS 20 (approximately $5.7) each (the “Arrangement”). The holders of Series G Warrants and Series H Warrants were not part to the Arrangement as such warrants expired before the expected date of the delisting of the Company’s securities from the TASE. On July 29 2018, the Court approved the Arrangement, following its approval by the different meetings of shareholders and holders of Series I and Series K Warrants. The last date of trading of the ordinary shares, Series I Warrants and Series K Warrants on the TASE was on October 29, 2018.

h)	On July 11, 2018, following the Company’s board of directors and shareholders’ approval, the Company issued to Alpha a pre-paid warrant to purchase 21,200 ordinary shares represented by 21,200 ADSs, in connection with services Alpha provided to the Company. The issuance at a fair market value of $137 was accounted as share-based compensation and recognized as an expense within “general, administrative and marketing expenses” in the statements of operations.

i)	On July 26, 2018, the Company entered into a Securities Purchase Agreement with Ami Sagy, pursuant to which the Company issued on July 31, 2018, in a private placement, 222,500 ordinary shares for an aggregate purchase price of $1,245.

j)	On September 10, 2018, the Company signed a one year service agreement with a service provider according to which in return to its services the Company will pay a monthly retainer and issue a total of 12,000 restricted ADSs (12,000 ordinary shares) in 3 tranches of 4,000 ADSs (4,000 ordinary shares) each: (i) following the execution of the agreement, (ii) February 1, 2019, and (iii) June 1, 2019. If the agreement was cancelled prior to the issuance date the share balance would not be owed. The first tranche was completed on December 19, 2018. The second and third tranches were completed on January 10, 2020.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

k)

On August 30, 2019, the Company entered into an agreement with Ami Sagy and certain U.S. investors for the issuance of shares and warrants in a form of a convertible loan agreements in the total amount of $6,500, as follows: (i) a convertible loan agreement with Ami Sagy, its largest shareholder (the “Sagy Loan Agreement”), pursuant to which Mr. Sagy provided a loan to the Company in an amount of $3,000 in two tranches, and (ii) a convertible loan agreement with certain U.S. investors (the “U.S. Loan Agreement”, and, together with the Sagy Loan Agreement, the “Convertible Loan Agreements”), pursuant to which such U.S. investors (the “U.S. Investors”) provided a loan to the Company in an amount of $3,500 in one tranche.

The Sagy Loan Agreement provided that the transactions contemplated by the Sagy Loan Agreement shall occur in three separate closings. On the first closing date, which occurred on September 3, 2019, Ami Sagy transferred to the Company the principal amount of $2,000. This amount was invested on account of the issuance in a form of convertible loan and was automatically converted into 500,000 ADSs at a conversion price of $4.00 per ADS on October 27, 2019. On the second closing date, which will occur three business days after the Company shall have executed a license and/or a co-development agreement with its certain strategic business partner with respect to the Company’s intellectual property (if such were to occur), the following shall occur: (i) Ami Sagy will transfer to the Company an amount of $1,000 by way of an equity investment, and (ii) the Company will issue to Ami Sagy a warrant to purchase up to 250,000 ADSs representing 250,000 ordinary shares. On the third closing date, which was subject to shareholder approval and occurred on October 27, 2019, the Company issued to Ami Sagy a warrant to purchase up to 500,000 ADSs representing 500,000 ordinary shares. The consideration of the third closing is included in the principal amount received in the first closing.

The U.S. Loan Agreement provided that the transactions contemplated by the U.S. Loan Agreement shall occur in two separate closings. On the first closing date, which occurred on September 6, 2019, the U.S. Investors transferred to the Company the principal amount of $3,500. On the second closing date, which occurred on October 27, 2019, the following occurred: (i) the principal amount invested on account of the issuance in a form of convertible loan, was automatically converted into 875,000 ADSs at a conversion price equal to $4.00 per ADS, and (ii) the Company issued to the U.S. Investors warrants to purchase up to 875,000 ADSs representing 875,000 ordinary shares.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

In addition, the Company agreed to enter into Price Protection Agreements pursuant to which, until the three-year anniversary of the first closing date, the Company shall issue additional ADSs in the event of certain subsequent equity issuances at a price that is lower than $4.00 (subject to certain adjustments) on a “full-ratchet” basis with respect to their holdings in the Company. The “full-ratchet” instruments are classified as financial liability on the balance sheets and measures at fair value through profit or loss.

The warrants issuable under the Convertible Loan Agreements are exercisable at $4.00 per ADS and have a term of three years from the issuance date. The warrants are subject to adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, until the three-year anniversary of the first closing date, in the event of certain subsequent equity issuances at a price that is lower than the then applicable exercise price, the exercise price shall adjust to such lower price

Concurrently with the execution of the Convertible Loan Agreements, the Company entered into Registration Rights Agreements with each of Ami Sagy and the U.S. Investors, pursuant to which the Company granted certain demand and piggyback registration rights with respect to the ordinary shares represented by the ADSs underlying the convertible loans and warrants.

On October 27, 2019, an extraordinary general meeting was held and the Company received the “shareholders’ approval” and subsequently issued the ADSs and warrants as mentioned above.

The Company also issued an aggregate of 175,039 ADSs to Mr. Sagy, and Meitav Dash and 250,000 ADSs and 20,000 prepaid warrant to purchase up to 20,000 ADSs to Alpha in satisfaction of the price protection undertakings under the Alpha Purchase Agreement, the Meitav Dash Purchase Agreement and the Sagy Purchase Agreement.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

A.	Share-based compensation:

1)

Option plan

In accordance with an option plan for employees and consultants (the “Option Plan”), as amended from time to time, employees and consultants of the Company will be granted options, each exercisable into one ordinary share of the Company of NIS 1.50 (see Note 1b). The ordinary shares that will be issued in accordance with the Option Plan will have the same rights as the other ordinary shares of the Company, immediately subsequent to their issue. An option that is not exercised within 10 years from the allotment date will expire, unless the board of directors extends its validity.

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

2)	Options grants

a.	Option granted to employees and directors

In the years ended December 31, 2019, 2018 and 2017, the Company granted options as follows (amounts presented reflect the number of shares issued if the options will be exercised):

	Year ended December 31, 2019
	Award amount	Exercise price range	Vesting period	Expiration
Employees	230,000	$5.07	4 years	7 years
Directors	301,390	$4.02- $5.07	4 years	7 years

	Year ended December 31, 2018
	Award amount	Exercise price range*	Vesting period	Expiration
Employees	93,000	$5.87	4 years	7 years
Directors	63,000	$7.74	4 years	7 years

	Year ended December 31, 2017
	Award amount	Exercise price range*	Vesting period	Expiration
Employees	182,000	$8.34	4 years	7 years
Directors	9,720	$0- $4.75	0-4 years	7 years

*	Exercise price range before reduction of exercise price as of October 27, 2019

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

	2019	2018	2017
Value of one ordinary share	$5.7-$5.93	$5.34-$7.83	$4.89-$7.44
Dividend yield	0%	0%	0%
Expected volatility	61.31%-62.56%	62.63%	57.78%-62.55%
Risk-free interest rate	2%	2%	2%
Expected term	4-5.5 years	4 years	4 years

The fair value of options granted during 2019, 2018 and 2017 was $1,602, $621 and $636, respectively.

The total unrecognized compensation cost of employee options at December 31, 2019 is $679, which is expected to be recognized over a weighted average period of 0.94 year.

Modification of share-based compensation

On October 27, 2019, the Company’s board of directors approved the reduction of the exercise price of 305,342 outstanding options previously granted to employees to a price of $4.02 per share.

On December 31, 2019 an extraordinary general meeting of the shareholders of the Company, approved a reduction of the exercise price of 171,287 options held by the Company’s directors and the Chief Executive Officer to a price of $4.02 per share.

The reduction of exercise price of the options was considered a Type I modification for share-based compensation, and, as a result, during the year ended December 31, 2019, the Company recorded additional compensation expense in the amount of $365.

The total incremental fair value of these options amounted to $478 and was determined based on the Black-Scholes pricing options model using the following assumptions: risk free interest rate of 1.6%, expected volatility of 49% - 74%, expected term of 0.4-5.9 years and dividend yield of 0%. The incremental fair value of the fully vested options as of October 27, 2019 in the amount of $341 was recognized immediately. The remaining incremental fair value will be recognized over the remaining vesting period and until March 2022.

The following table summarizes the number of options granted to employees under the Option Plan for the years ended December 31, 2019, 2018 and 2017, and related information:

	Year ended December 31,
	2019			2018		2017
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price*	Number of options	Weighted average exercise price*
Options outstanding at the beginning of the year	512,615	$15.09		385,115	$17.68	205,592	$27.10
Granted	531,390	5.09		156,000	7.55	191,720	8.07
Exercised	(6,076)	1.30		-	-	-	-
Expired	(11,891)	23.83		(2,500)	24.01	(7,102)	24.89
Forfeited	(304,677)	5.84		(26,000)	7.42	(5,095)	25.96
Options outstanding at the end of the year	721,361	$4.38	*	512,615	$15.09	385,115	$17.68
Options exercisable at the end of the year	310,093	$4.02	*	211,906	$20.28	131,265	$22.29

*	After repricing- see Note 8(B)(2)(a).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

b.

Option granted to non-employees

The fair value of options granted to non-employees in 2019 and 2018 were $16 and $13, respectively. The underlying data used for computing the fair value of the options are as follows:

	2019	2018	2017
Value of one ordinary share	$5.93	$5.36	-
Dividend yield	0%	0%	-
Expected volatility	62%	58%	-
Risk-free interest rate	2%	2%	-
Expected term	4 years	4 years	-

The following table summarizes the number of options granted to non-employees under the Option Plan for the year ended December 31, 2019, 2018 and 2017, and related information, amounts presented reflects the number of shares issued if the options will be exercised:

	Year ended December 31
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price*	Number of options	Weighted average exercise price*
Options outstanding at the beginning of the year	18,664	$33.44	13,664	$43.52	13,664	$43.52
Granted	5,000	5.07	5,000	5.87	-	-
Options outstanding at the end of the year	23,664	$27.44	18,664	$33.44	13,664	$43.52
Options exercisable at the end of the year	10,202	$46.03	8,165	$51.21	7,831	$52.57

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2019:

December 31, 2019
Options outstanding			Options exercisable
	Number of	Weighted	Number of	Weighted
	options	average	options	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
prices *	year	Life	year	life
60.5	6,998	0.85	6,998	0.85
26.04	6,666	5.38	1,329	5.38
6.37	5,000	5.34	1,875	5.34
5.07	248,000	6.09	-	-
4.02	478,361	5.03	310,093	4.94

* In U.S. dollars per Ordinary Share.

c.	The aggregate intrinsic value of the total exercisable options as of December 31, 2019 is approximately $521. The aggregate intrinsic value of the options exercised in 2019 is approximately $25.

d.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2019	2018	2017
Research and development expenses	$549	$457	$333
General, administrative and marketing expenses	576	977	623
	$1,125	$1,434	$956

NOTE 9 - INCOME TAX

The Company and its subsidiary are taxed under Israel tax laws:

A.	Tax rates

The corporate tax rates applicable to 2019, 2018 and 2017 are 23%, 23% and 24%, respectively.

B.	Tax assessments

The Company and its subsidiary have tax assessments that are considered to be final through tax year 2014.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2019, CollPlant Biotechnologies Ltd. and CollPlant Ltd had approximately $4,506, and $50,309, respectively, of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

D.	Deferred income taxes

	As of December 31,
	2019	2018
In respect of:
Net operating loss carry forward	$12,607	$10,170
Research and development expenses	801	753
Less – valuation allowance	(13,408)	(10,923)
Net deferred tax assets	$-	$-

Realization of deferred tax assets is contingent upon sufficient future taxable income during the period that deductible temporary differences and carry forward losses are expected to be available to reduce taxable income. As the achievement of required future taxable income is not likely, the Company recorded a full valuation allowance.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - INCOME TAX (continued)

E.	Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate results virtually from the changes in valuation allowance in respect of carry forward tax losses and research and development expenses due to the uncertainty of the realization of such tax benefits.

F.	Uncertain tax positions

As of December 31, 2019 and 2018, the Company does not have a provision for uncertain tax positions.

G.	Roll forward of valuation allowance:

Balance at January 1, 2017	$9,051
Additions	2,104
Balance at December 31, 2017	$11,155
Additions	(232)
Balance at December 31, 2018	$10,923
Additions	2,485
Balance at December 31, 2019	$13,408

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31
	2019	2018
a. Accounts receivable and prepaid expenses
Institutions	$124	$125
Prepaid expenses	84	105
Other	62	104
	$270	$334
b. Trade payable, breakdown by currency:
USD	$35	$180
NIS	798	442
	$833	$622
c. Accounts payable and accruals - other:
Employees and institutions for employees	$799	$385
Provisions for vacation and others	245	196
Other	159	38
	$1,203	$619

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

Statements of operations:

d.	Revenues

1)	Disaggregated revenues

	Year ended December 31
	2019	2018	2017
Revenues from the sales of goods	$1,949	$739	$463
Revenues from the rendering of services	369	190	-
Revenues from licensing agreement (see Note 2(l))	-	4,085	-
Total revenues	$2,318	$5,014	$463

2)	Revenues by geographical area (based on the location of customers):

	Year ended December 31
	2019	2018	2017
United states and Canada	$2,078	$4,868	$223
Europe	240	146	240
Total revenues	$2,318	$5,014	$463

3)	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	2019	2018	2017
Customer A	1,374	4,274	191

Customer B	-	-	145

Customer C	-	-	82

Customer D	419	505	-

Customer E	242	-	-

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

4)	The changes in deferred revenues relating to goods that were not yet delivered are as follows:

	2019	2018
Balance at beginning of year	$(1,950)	$-
Contract liability recognized due to LB agreement	-	(1,959)
Revenue recognized during the period	1,008	9
Balance at end of year(1)	(942)	(1,950)
Contract liability presented in current liabilities	(942)	(970)
Contract liability presented in non-current liabilities	-	(980)

(1)	Represents the unfulfilled performance obligation related to First BioInk.

e.	Long-lived assets

All of the Company’s long-lived assets are located in Israel.

f.	Research and development

	Year ended December 31
	2019	2018	2017
Payroll and related expenses	$1,954	$1,968	$2,136
Share-based payments	549	457	333
Subcontractors and consultants	77	296	551
Consumables and materials	304	309	194
Depreciation and amortization	354	220	227
Rent and maintenance	980	780	750
Other	224	174	299
	4,442	4,204	4,490
Less:
Participation in R&D expenses	-	-	(159)
IIA participation in R&D expenses, see Note 7(a)	(28)	(327)	(425)
	(28)	(327)	(584)
	$4,414	$3,877	$3,906

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

g.	General, administrative and marketing

	Year ended December 31
	2019	2018	2017
Payroll and related expenses	$1,293	$1,152	$813
Share-based payments (1)	576	977	623
Directors’ salary and insurance	415	168	114
Rent and office maintenance	84	89	89
Professional services	1,012	1,111	667
Depreciation	33	23	13
Other	243	203	147
	$3,656	$3,723	$2,466

(1)	Share-based payments expenses for the year ended December 31, 2018 and 2017, include amount of $583 and $425, respectively, due to services received from Alpha, and none for the year ended December 31, 2019.

h.	Financial expenses

	Year ended December 31
	2019	2018	2017
Financial expenses:
Bank and other fees	$63	$17	$9
Remeasurement of financial instruments	3,230	2,154	17
Other financing expenses	10	9	21
Total financial expenses	$3,303	$2,180	$47

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - SUBSEQUENT EVENTS

a.	On February 7, 2020, the Company appointed a new chairman of the board of directors, who will be entitled to an annual fee of approximately $175 and options to purchase 162,713 ordinary shares (represented by 162,713 ADSs) exercisable at $11.06 per ADS. The options will vest over four years, in accordance with the Company’s compensation policy.

b.	On February 14, 2020, the Company entered into a Securities Purchase Agreement with a few accredited U.S. investors, pursuant to which the Company issued on March 6, 2020, in a private placement, 445,000 ordinary shares for an aggregate purchase price of $4,450.

c.	Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce and its ability to raise capital which in turn could have an adverse impact on the Company’s business and financial results.