Form 20-F
period 2020-12-31
CollPlant Biotechnologies Ltd
filed 2021-03-26
CIK 1631487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 6,963,838 ordinary shares.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with certain wholly-owned subsidiaries of AbbVie Inc. (collectively, “AbbVie”), pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our recombinant human collagen (rhCollagen) technology and AbbVie’s technology.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue and aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen, autologous fat cells and extracellular matrix (ECM) components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue. Our collaboration with institutions includes the Advanced Regenerative Manufacturing Institute, or ARMI, and RegenMed Development Organization, or ReMDO.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based BioInk and products for medical aesthetics;

●	the impact of the COVID-19 pandemic;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk and medical aesthetics products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products, in 3D Bioprinting and medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

v

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

The selected consolidated statement of comprehensive loss data for the years ended December 31, 2020, 2019 and, 2018, and the selected consolidated balance sheets data as of December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of comprehensive loss data and balance sheet data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements and notes not included in this Annual Report on Form 20-F.

Selected Statement of Comprehensive Loss Data

	Year ended December 31,
	2020	2019	2018	2017
	(USD in thousands except per share data)

Revenues	6,137	2,318	5,014	463
Cost of revenue	3,002	1,879	1,659	48
Gross Profit	3,135	439	3,355	415
Research and development expenses, net	4,065	4,414	3,877	3,906
General, administrative and marketing expenses	4,669	3,656	3,723	2,466
Operating loss	5,599	7,631	4,245	5,957
Exchange differences	181	230	(176)	47
Financial income	40	-	-	-
Financial expenses	34	3,303	2,180	47
Financial expenses, net	175	3,533	2,004	94
Loss for the period	5,774	11,164	6,249	6,051
Currency translation differences	-	-	557	(205)
Comprehensive loss	5,774	11,164	6,806	5,846
Loss per ordinary share, basic and diluted	0.84	2.23	1.43	2.27
Weighted average ordinary shares outstanding, basic and diluted	6,886,955	4,986,381	4,384,585	2,663,741

Selected Balance Sheets Data

	December 31,
	2020	2019	2018	2017
	(USD in thousands)

Cash and cash equivalents	3,333	3,791	1,580	5,139
Total assets(1)	10,841	10,752	8,752	7,670
Total liabilities(1)	6,364	6,664	3,332	2,499
Ordinary Shares	2,933	2,368	1,580	1,382
Total equity	4,477	4,088	5,420	5,171

1)	During 2019, we adopted Accounting Standard Codification topic 842 (Leases) on a modified retrospective basis with an adoption date of January 1, 2019. Consequently, financial information for periods prior to 2019 was not updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have incurred significant losses since our inception and anticipate that we will continue toincur losses for the foreseeable future.

●	We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

Risks Related to Commercialization of Our Products

●	The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors, pharma companies and others in the medical community.

●	We have only limited clinical data to support sales of our products, which may make physicians, patients, third-party payors, and others in the medical community reluctant to accept or purchase our products.

●	We have low scale experience in producing our rhCollagen, and if we are unable to manufacture our rhCollagen in high-quality commercial and clinical quantities successfully and consistently to meet demand, our growth will be limited.

●	If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our products that obtain regulatory approval, we may be unable to generate material revenue.

●	We face competition and rapid technological change and the possibility that our competitors may develop therapies or products that are more advanced or effective than ours, which could impair our ability to successfully commercialize our products.

Risks Related to the Clinical Development and Regulatory Approval of Our Products

●	We currently depend heavily on the future success of our BioInk, Products medical aesthetics and 3D bioprinting product candidates. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products or their end products, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

●	Our products and product candidates are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

●	We may find it difficult to enroll patients in future clinical trials, and patients could discontinue their participation in our future clinical trials, which could delay or prevent clinical trials of our products and product candidates.

●	Future clinical trials may not be successful or may be delayed.

●	Even if we obtain regulatory approval for a product, our products will remain subject to regulatory scrutiny.

●	In addition to the level of commercial success of our products, our future prospects are also dependent on our ability to successfully develop a pipeline of additional products, and we may not be successful in our efforts in using our platform technologies to identify or discover additional products.

Risks Related to Our Reliance on Third Parties

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based BioInks, dermal fillers and other future products for medical aesthetics.

●	We expect to depend upon third-party collaborators, distributors and resellers for a significant portion of our sales.

●	We expect to rely on third parties to conduct some aspects of our product manufacturing, protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.

Risks Related to Our Business Operations

●	Our business may be adversely affected by the impact of the COVID-19 pandemic.

●	Our future success depends on our ability to retain senior management, consultants, and advisors and to attract, retain, and motivate qualified personnel.

●	Our collaborations with outside scientists and consultants may be subject to restriction and change.

●	Our business and operations would suffer in the event of computer system failures or security breaches.

●	Our development and production of rhCollagen relies upon the continued availability of tobacco plants, and any interruption in availability or supply of tobacco plants may delay production and adversely affect commercial utilization of our rhCollagen-based products.

●	If our existing rhCollagen production site or any new facility is damaged or destroyed, or production at this facility is otherwise interrupted, our business and prospects would be negatively affected.

●	If we fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse impact on the success of our business.

●	We may use our financial and human resources to pursue a particular research program or product and fail to capitalize on programs or products that may be more profitable or for which there is a greater likelihood of success.

Risks Related to Our Intellectual Property

●	We have an extensive worldwide patent portfolio. The cost of maintaining our patent protection is high and maintaining our patent protection requires continuous review and compliance in order to maintain worldwide patent protection. We may not be able to effectively maintain our intellectual property position throughout the major markets of the world.

●	If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to obtain exclusivity for our products or prevent others from developing similar competitive products.

Risks Related to the Offering and Ownership of the ADSs

●	The market price of the ADSs may be highly volatile.

●	We may not be able to maintain our listing on the Nasdaq Capital Market.

●	Our principal shareholders, management and directors beneficially own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

●	Sales of a substantial number of our ordinary shares or ADSs in the public market could cause our share price to fall.

Risks Related to Our Operations in Israel

●	We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements under the listing rules of the Nasdaq Stock Market LLC, or the Nasdaq Listing Rules.

●	Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.

Risks Related to Our Financial Position and Capital Requirements

We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We are a regenerative and aesthetic medicine company. We have incurred losses in each year since our inception in 2004, including total comprehensive loss of $5.8 million, $11.2 million and $6.8 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $73 million.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily with revenues from sales of our products and license of our technology, as well as from net proceeds from private and public offerings. Prior to February 2017, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the IIA. The amount of our future net losses will depend, in part, on the success of our collaborations and on the rate of our future expenditures. If and when we or our partners will obtain regulatory approval to market products, our future revenues will depend upon the size of any markets in which the products have received approval, and the ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for the products in those markets.

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

We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

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

As of December 31, 2020, our cash and cash equivalents were $3.3 million and we had recurring losses from operations and negative operating cash flows since inception. In February 2021, we closed a registered direct offering resulting in gross proceeds of $35 million and received an upfront payment of $14 million from AbbVie, as part of our Development, Exclusivity and Option Products Agreement with AbbVie. We may need to raise additional capital in the future to support our operations and product development activities. In the near term, we expect to continue to fund our operations and other development activities from the cash held by us, from milestones payments from business collaborators and through future equity financings.

Our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, and other collaborations, strategic alliances, and licensing arrangements, or a combination of these approaches. \ Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

If additional capital is not available to us when needed or on acceptable terms, we may be required to significantly curtail, delay, or discontinue one or more of our research or development programs or the commercialization of any products or product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

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

The IIA has published additional rules and guidelines with respect to the grant of the right to use know-how that was developed using the IIA’s grants to a foreign entity. According to these rules, the grant of a right to a foreign entity to use the IIA’s funded know-how (without entirely expropriating from the IIA-funded company the possibility of using the IIA’s funded know-how) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in these rules.

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

In August 2015, a new amendment to the Innovation Law was enacted, or Amendment No. 7, which came into effect on January 1, 2016. Amendment No. 7 includes, among other things, new provisions with respect to sanctions imposed for violations of the Innovation Law. Although the IIA recently published rules which for the most part adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this Annual Report on Form 20-F, we are unable to assess the effect of any future rules which may be published by the IIA on our business.

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

Because we do not yet have an established commercial operating history, and because the market for our products and product candidates may rapidly evolve, it is hard for us to predict our future performance. A number of factors, many of which are outside of our control, may contribute to fluctuations in our financial results assuming that we receive marketing authorizations and begin selling our products. These factors may include variations in:

●	market demand for, and acceptance of, our products;

●	our ability to obtain or maintain regulatory approvals;

●	our sales and marketing operations, or the effectiveness of these operations;

●	performance of our third-party contractors;

●	the availability of procedures or products that compete with our products;

●	media coverage of our technologies, the procedures or products of our competitors or our industry; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions).

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

If any of our products are approved for commercialization, it is our current intention to market them on a regional or worldwide basis in the jurisdictions where they may be approved, either alone or in collaboration with third parties. In addition, we may conduct development activities in various jurisdictions throughout the world. We expect that we will be subject to additional risks related to engaging in international operations, including:

●	different regulatory requirements for product approval in foreign countries;

●	reduced protection for intellectual property rights;

●	unexpected changes in tariffs, trade barriers, and regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the United States and Israel;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods, fires, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic).

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

Risks Related to the Clinical Development and Regulatory Approval of Our Products

We currently depend heavily on the future success of our BioInk and our medical aesthetics and 3D bioprinting product candidates. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products or their end products, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

We have invested a significant portion of our efforts and financial resources in the development of rhCollagen, BioInk, medical aesthetics and 3D bioprinting product candidates, and our Vergenix line of products. We currently depend heavily on the future success of our BioInk, medical aesthetics and 3D bioprinting product candidates. Our ability to generate revenues from our products and product candidates depends heavily on the successful development, approval, and commercialization of our products, which, in turn, depend on several factors, including the following:

●	our ability to continue and support our rhCollagen platform technology and programs;

●	our ability to establish and maintain strategic partnerships, including the recently entered into Development, Exclusivity and Option Products Agreement with certain wholly-owned subsidiaries of AbbVie Inc., collectively referred to as AbbVie;

●	successfully initiating and completing future clinical trials and other studies required for our products and product candidates;

●	demonstrating and maintaining the safety and efficacy of our products at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	establishing successful sales and marketing arrangements for our products in the jurisdictions where they may be approved;

●	the availability of coverage and reimbursement by healthcare payors for our products in the jurisdictions where they may be approved;

●	establishing a large scale facility as a second source for the manufacture of commercial and clinical quantities of our products, if approved; and

●	other risks described in this “Risk Factors” section.

Our products and product candidates are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

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

To successfully develop and commercialize our products and product candidates, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, in February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. We were previously party to a collaboration with Lung Biotechnology PBC, or LB, a wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which we and LB collaborated in the 3D bio-printing of lungs and kidneys for transplant in humans, that was recently terminated.

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

The risks in a strategic partnership include the following:

●	the strategic partner may not apply the expected financial resources, efforts, or required expertise in developing the physical resources and systems necessary to successfully develop and commercialize a product or product candidate;

●	the strategic partner may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of the products reach their full potential;

●	we may be required to undertake the expenditure of substantial operational, financial, and management resources;

●	we may be required to issue equity securities that would dilute our existing shareholders’ percentage ownership;

●	we may be required to assume substantial actual or contingent liabilities;

●	we, or our strategic partner, may not receive requisite regulatory approvals;

●	strategic partners could decide to withdraw a development program, or move forward with a competing product developed either independently or in collaboration with others, including our competitors;

●	disputes may arise between us and a strategic partner that delay the development or commercialization or adversely affect the sales or profitability of the product; or

●	the strategic partner may independently develop, or develop with third parties, products that could compete with our products.

In addition, a strategic partner for one or more of our products or product candidates may have the right to terminate the collaboration at its discretion. For example, AbbVie may terminate our Development, Exclusivity and Option Products Agreement upon 60 days’ written notice to us for any or no reason. Furthermore, recently an LB exercised its right to terminate the license agreement we were party to. Any early termination in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products or product candidates and materially harm our business and stock price by delaying the development of our products, and the sale of any products that may be approved by the FDA or other regulatory agencies, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

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

Risks Related to Our Business Operations

Our business may be adversely affected by the impact of the COVID-19 pandemic.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the continued spread of COVID-19 globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Our future success depends on our ability to retain senior management, consultants, and advisors and to attract, retain, and motivate qualified personnel.

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

As of March 15, 2021, we had 53 employees. As we mature and undertake the activities required to advance our products and product candidates and to operate as a public company in the United States, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational setbacks, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, in such event, the dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2020, 2019 and 2018. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies, and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect our proprietary know-how and other proprietary information that is not patentable or that we elect not to patent. For example, many of our discovery, development, and manufacturing processes involve proprietary know-how, information, or technology that is not covered by patents. We seek to protect our trade secrets and proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Although we contractually require all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, that our trade secrets and other confidential proprietary information will not be disclosed, or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

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

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the trading price of our ADSs.

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

The trading price of our ADSs has been, and is likely to continue to be, volatile. The following factors, some of which are beyond our control, in addition to other risk factors described in this Annual Report may have a significant impact on the market price of our ordinary shares:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in other similar products or clinical trials of such products;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our products and any adverse development or perceived adverse development with respect to the FDA’s review or European authorities’ review of that regulatory submission;

●	failure to develop successfully and commercialize our products or product candidates and future products;

●	failure to enter into or maintain strategic collaborations;

●	failure by us or strategic collaboration partners to prosecute, maintain, or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities, inability to obtain adequate product supply for our products, or the inability to do so at acceptable prices;

●	adverse regulatory decisions, including by the IIA under the Innovation Law;

●	introduction of new products, services, or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	the perception of the biotechnology industry by the public, legislatures, regulators, and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	sales of our ordinary shares or ADSs by us or our shareholders in the future; and

●	trading volumes of our ordinary shares and ADSs.

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

As of March 15, 2021, our senior management, directors, and five percent or more shareholders and their affiliates beneficially owned approximately 46.43% of our ordinary shares. These shareholders will be able to significantly influence all matters requiring shareholder approval, except for decisions that require a special majority at a shareholders’ meeting. For example, these shareholders, if they were to act together, may be able to significantly influence elections of directors (other than our external directors, within the meaning of Israeli law, as described under “Management—External Directors”), amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

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

We are an “emerging growth company,” as defined in the JOBS Act. While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before December 31, 2023, and at such time our costs and the demands placed upon our management are expected to increase. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this Annual Report on Form 20-F and other periodic reports and proxy statements, extended transition periods for adopting new or revised accounting standards, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th. Furthermore, as a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our Annual Reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to U.S. domestic reporting companies. See “Item 16G. Corporate Governance Practices” for more information.

We cannot predict if investors will find the ADSs less attractive because we may rely on these reduced requirements. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our share price may be more volatile.

Sales of a substantial number of our ordinary shares or ADSs in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell, or the market perceives that they intend to sell, substantial amounts of our securities on the Nasdaq Capital Market after the date of this Annual Report on Form 20-F, the market price of our securities could decline significantly. As of March, 15, 2021, we had 9,914,740 ordinary shares outstanding.

In addition, as of March 15, 2021, an aggregate of 2,896,676 ordinary shares, that are issuable pursuant to exercise of either outstanding options or outstanding warrants , will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Pursuant to our Share Ownership and Option Plan (2010), or the 2010 Plan, our management is authorized to grant share options and other equity-based awards to our employees, directors, and consultants. As of March 15, 2021, our officers, directors, employees and consultants hold options to purchase 1,234,791 ordinary shares under the 2010 Plan.

If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our shareholders may experience additional dilution, which could cause our share price to fall.

We do not intend to pay dividends on our securities in the foreseeable future, so any returns will be limited to the value of our shares.

We have never declared or paid any cash dividends on our share capital. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes; see “Item 10.B. Memorandum and Articles of Associationy—Dividend and Liquidation Rights” for additional information. As a result, investors in the ADSs or ordinary shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019,March 2, 2020, and March 23, 2021. The uncertainty surrounding the stability of the coalition government may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of March 15, 2021, we had 53 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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

Israeli law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers, or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares, or a Full Tender Offer, can only be completed if the acquirer receives approval of the holders of at least 95% of the issued share capital. Completion of the Full Tender Offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the Full Tender Offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. In case the Full Tender Offer has not been accepted by the required threshold, the offeror is limited to acquire shares that will confer on the offeror a holding of not more than 90% of the issued share capital of the company. In addition, special tender offer requirements may also apply upon a purchaser becoming a holder of 25% or more of the voting rights in a company (if there is no other shareholder of the company holding 25% or more of the voting rights in the company) or upon a purchaser becoming a holder of more than 45% of the voting rights in the company (if there is no other shareholder of the company who holds more than 45% of the voting rights in the company), See “Item 10.B. Memorandum and Articles of Association—Acquisitions under Israeli Law” for additional information.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, based on our non-passive revenue-producing operations for the year ended December 31, 2020, we do not believe we were a PFIC for our 2020 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2021 or any other year.

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

Under the Israeli Licensing of Businesses Law, to which our production site and offices and laboratories are subject, operating a business without a license or temporary permit is a criminal offense. In April 2019, we moved our laboratories and offices to a new site in Rehovot, Israel, and in the third quarter of 2020 we obtained a business license for our sites in Rehovot. In addition, we have a business license for our plant growth and production site at Yessod Hama’ala, Israel, which is in effect until July 13, 2022. In addition, our production sites and laboratories are subject to the Israeli Planning and Zoning Law, which sets provisions and obligations, inter alia, regarding the licensing process for a new building, including building permits, non-conforming use and easements, the supervision over its construction, and the required occupancy permits. According to the Planning and Zoning Law, work or use of land without a permit, where such permit is required, a deviation from the permit granted, or use of agricultural land in violation of the law constitute criminal offenses.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products and product candidates are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue, aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen, autologous fat cells and ECM components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue. In January 2020, we entered into a Joint Development Agreement with 3D Systems, pursuant to which we and 3D Systems agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators. Our collaboration also includes the ARMI and ReMDO.

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we are selling our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which incorporate our product into cell culture media kits. The agreement follows the companies’ established business relationship, which started in 2014 when STEMCELL began purchasing and incorporating our rhCollagen into some of its cell culture expansion and differentiation media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL is distributing the kits globally for use in the regenerative medicine research market.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before December 31, 2023. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

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

Our capital expenditures for December 31, 2020, 2019 and 2018 amounted to $437,000, $1.5 million and $832,000, respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot. We financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products and product candidates are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue, aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen, autologous fat cells and ECM components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue.

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we will sell our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which will incorporate our product into cell culture media kits. The agreement follows the companies’ established business relationship, which started in 2014 when STEMCELL began purchasing and incorporating our rhCollagen into some of its cell culture expansion and differentiation media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL will distribute the kits globally for use in the regenerative medicine research market.

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

We are currently focusing on the following two rhCollagen-based family products lines:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics.

●	Aesthetic medicine product line including a dermal filler and breast implants. Our rhCollagen offers a portfolio of opportunities in the field of regenerative aesthetics, owing to its ideal structure and non-immunogenic properties that provide, what we believe is the optimal scaffold to attract cells and promote tissue regeneration. In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. We are developing a photocurable regenerative dermal filler combining our tissue regenerating rhCollagen and other technologies which is designed to address the need for more innovative aesthetic products to treat wrinkles. AbbVie has a right of first negotiation for the photocurable regenerative dermal filler. In addition, we are developing injectable and 3D bioprinted breast implants for regeneration of breast tissue comprised of rhCollagen and additional materials. AbbVie has a right of first negotiation for the injectable breast implant product candidate. In parallel, we are advancing collaborations with leading companies in the field of medical aesthetics with the goal of positioning CollPlant as a major player in the medical aesthetics market.

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

Grand View Research Inc. estimates that the global 3D bioprinting market size was valued at $1.4 billion in 2020 and that the global market is expected to reach $4.4 billion by 2028. The growth of the global market is largely driven by increasing large demand of tissues and organs for transplantation and the innovations and advancements in technology for 3D bioprinting. A large number of people across the globe are waiting for an organ or tissue transplant, due to the large gap in demand for organ transplants and donors. This has created traction in the 3D bioprinting industry for developing live tissues and organs. Different companies along with academic institutes and laboratories are investing capital for 3D bioprinting research and development. Some of the other factors driving the growth of the global market include increasing research and development activities and increasing compliance for 3D bioprinting in drug discovery processes. Growing stem cell research and increasing adoption of 3D bioprinting in cosmetic industry are expected to create ample growth opportunities for the global market.

Aesthetic Medicine

Dermal fillers are gaining popularity all across the globe due to increasing trend of using anti-aging treatments, growing aging population, demand to look younger and the use of social media. According to the American Society of Plastic Surgeons, in 2019, 92% of the cosmetic minimally invasive procedures are performed on women, and there is rapidly gaining popularity with the male population as well. More and more companies are on the search for safer and longer lasting fillers.

Broadly, facial fillers can be divided into four categories: autologous fat, collagens, hyaluronic acid, and synthetic fillers (e.g., Calcium hydroxylapatite, Polylactic acid). In 2019, hyaluronic acid comprised the largest category of soft tissue filler injections, with 80% market share and 2.16 million procedures performed in the U.S.

According to Global Market Insights , the global dermal filler and global breast implants market sizes were estimated at $6.2 billion and 2.8 billion in 2019, respectively, and are expected to surpass $10.5 billion and $3.05 billion by 2026 and 2027, respectively.

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

Chronic complex musculoskeletal injuries that are slow to heal pose challenges to physicians and patients alike. Orthobiologics use cell-based therapies and biomaterials to help injuries heal more rapidly with a superior outcome. These products are made from substances that are naturally found in the body, which dynamically interact with the musculoskeletal system to facilitate the healing of bone, cartilage, meniscus, tendons, and ligaments affected by disease or injury. Orthobiologics products are spread across all segments of the larger orthopedic market, generating much of the growth within orthopedics. The global orthobiologics market is estimated to be $4.96 billion in 2019 with 5.6% CAGR by 2024.

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

The global advanced wound care market is expected to reach $16.5 billion in 2025 from $10.3 billion in 2020. The market is estimated to grow with a CAGR of 9.8% from 2020-2025, according to MarketsAndMarkets. The three major market segments are device-based wound care, comprised of negative-pressure wound therapy and hydrosurgery systems; moist wound care, comprised of dressings that create and maintain a moist environment; and biologics, comprised of bioactive technologies that provide new approaches to debridement and dermal repair and regeneration.

Our Strategy

We plan to exploit the unique characteristics of our rhCollagen to develop and commercialize an extensive portfolio of regenerative medicine products, independently or in collaboration with collaboration partners. The key elements of our strategy include the following:

●	Position our rhCollagen as the “gold standard” platform technology for collagen-based products in a broad range of markets. We believe that our rhCollagen represents a significant advance in collagen technology, demonstrated by its biofunctionality, high homogeneity, and reduced risk of immune response. Our rhCollagen is a platform technology which can be utilized in a broad range of therapeutic, aesthetic, and other medical applications, and in particular in emerging industries such as 3D bioprinting which we believe cannot be adequately addressed with currently available collagen technologies. We intend to expand the awareness of rhCollagen through partnerships and collaborations with leading commercial and academic partners around the world and further clinical trials which we will seek to have published in peer-reviewed journals, as well as through our participation in academic and industry conferences, to position rhCollagen as the “gold standard” platform technology for collagen-based products. We believe our platform technology, and the knowledge and expertise we have gained in its development, will enable the development, both independently and with collaborators, of differentiated products in multiple industries with a short time to market.

●	Utilize collaborative partners and distributors to develop and commercialize our technology and products. We believe the market-leading characteristics of our rhCollagen will create attractive collaboration opportunities for our products, and we intend to selectively establish collaborations and strategic partnerships with respect to our current and future products in order to accelerate their development and commercialization. We established a collaboration with Allergan aesthetics, an AbbVie company and previously had a collaboration with an affiliate of United Therapeutics, and intend to engage with well-established companies whose distribution networks are deeply entrenched. We expect our commercial efforts will be comprised of the distribution networks of our collaboration partners, particularly in the United States and Europe.

●	Manufacturing capacity to support commercialization of rhCollagen-based end products. We cultivate the tobacco plants used in the production of our rhCollagen in a network of farms in Israel, and we extract the raw materials used to manufacture our rhCollagen from these tobacco plants. We have a manufacturing facility in Israel that is supporting our current commercial needs to manufacture commercial and clinical quantities of our rhCollagen and our BioInk in a cost-competitive manner for application in both premium and commodity markets.

●	Expand our pipeline through ongoing development of new products. We intend to continue to develop additional products, both independently and with strategic collaborators, initially in 3D bioprinting of tissues and organs, and medical aesthetics markets and subsequently in other high value markets, based on our rhCollagen. Recently, we initiated development of injectable and 3D bioprinted breast implants. Our product pipeline and our research and development program are expected to yield new products in the coming years.

●	Advance our leadership position in recombinant protein production through our plant-based technology. We continually seek to expand our knowledge of plant-based protein production systems and introduce improvements into our process. We are shifting production to an enhanced line of tobacco plants with higher collagen yield, along with improvements in the growing and cultivation process as well as collagen extraction and purification. As tissue engineering and regenerative medicine continue to evolve and expand, we expect that the demand for high-quality biomaterials will grow.

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

In October 2018, we entered into the United License Agreement with LB, pursuant to which CollPlant and LB collaborated until February 2021 in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk. See below “Our Development Activities”, “Development History” for additional information.

3D bioprinting of trachea using CollPlant’s BioInk

In January, 2020, we announced a Joint Development Agreement with 3D Systems Corporation, pursuant to which we and 3D Systems agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators. As part of the Joint Development Agreement, we and 3D Systems plan to advance and accelerate tissue and scaffold bioprinting by delivering an integrated 3D bioprinter and BioInks solution to third parties.

Medical Aesthetics

Dermal Filler and Soft Tissue Fillers

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement, or the Development Agreement, with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

Pursuant to the Development Agreement, we agreed to undertake projects for the development of an aseptic process for sterile rhCollagen that meets or exceeds certain specifications as set forth in the Development Agreement. Prior to the second anniversary of the Development Agreement, AbbVie may elect to have CollPlant undertake additional projects for the development of a more concentrated rhCollagen that meets or exceeds certain specifications.

Pursuant to the Development Agreement, we granted to AbbVie and its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products. Further, pursuant to the Development Agreement, we granted to AbbVie and its affiliates, a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of our rhCollagen for the commercialization and sale of an injectable breast implant product and a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of our rhCollagen for the commercialization and sale of a photocurable dermal filler product, each an “Option Product” and together, the “Option Products”. Other than under the Development Agreement, we agreed not to research, develop or commercialize its rhCollagen for use with any Exclusive Products during the term of the Development Agreement or grant any third party any rights to our rhCollagen technology that would conflict with rights granted to AbbVie.

The Development Agreement provides that later on we and AbbVie will enter into a supply agreement whereby we will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used solely for the development and manufacture of the Exclusive Products and Option Products.

The Development Agreement provides that with respect to the Exclusive Products we shall be entitled to receive up to $50 million comprised of an upfront cash payment of $14 million, which was paid in February 2021, and up to $36 million in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie. In addition, with respect to the Option Products, we shall be entitled to receive up to $53 million, as further described below, plus a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term and a fee for the supply of rhCollagen to AbbVie. The $53 million in proceeds includes a one-time non-refundable payment of $6 million upon signing a definitive agreement with regard to the injectable breast implant product; a one-time non-refundable payment of $4 million for signing a definitive agreement with regard to the photocurable dermal filler product; and up to an additional $43 million payable upon the achievement of certain clinical trial, regulatory approval and commercial sale milestones.

Unless earlier terminated, the Development Agreement will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a product in a particular country, and (ii) 10 years from the first commercial sale of such product in such country. Following expiration (unless earlier terminated), the rights granted to AbbVie in the Development Agreement will continue on a non-exclusive, fully paid-up, royalty-free, perpetual and irrevocable basis. The Development Agreement may be terminated early by either party for material breach or bankruptcy. In addition, AbbVie may terminate the Development Agreement at any time immediately upon written notice to CollPlant if AbbVie reasonably believes that it is not advisable for AbbVie to continue to develop or commercialize the Exclusive Products under the Development Agreement as a result of a perceived serious safety issue regarding the use of any Exclusive Product or upon 60 days’ written notice, for any or no reason, with respect to its rights under the Agreement on an Exclusive Product-by-Exclusive Product or country-by-country basis.

We are currently developing a new photocurable regenerative dermal filler, which is one of AbbVie’s Option Products, and is designed to address the need for more innovative aesthetic products to treat wrinkles.

Skin rejuvenation procedures are increasing in popularity, especially nonsurgical treatments such as dermal filler injections. Hyaluronic acid is a water-retaining molecule widely used for dermal filling, but lacks the ability to promote cell proliferation and tissue regeneration. This results in a limited-lasting effect.

A photocurable version of our tissue regenerating rhCollagen, serves as the basis for a new dermal filler product line now in development. We are developing a photocurable regenerative filler comprised of rhCollagen and other substances which is intended to provide several revolutionary effects: lifting, sculpturing ability, retention to the host tissue, and tissue regeneration.

rhCollagen-based Photocurable regenerative dermal filler key attributes:

The photocurable regenerative dermal filler is intended for injection in a semiliquid phase and hardened in-situ post injection by light illumination through the skin. Utilization of photocuring technology is expected to ease the injection process, particularly in subcutaneous and supraperiosteal applications. As the product degrades, a newly formed tissue is expected to regenerate and take its place.

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

The following diagram demonstrate the phases of breast implant product candidate production and implementation.

Until today we have successfully produced first prototypes, and currently we are conducting different preclinical studies, including an animal study.

Injectable implants

Injectable implants composed of rhCollagen, additional materials and fat cells taken from the patient are intended to promote breast tissue regeneration. The specific compositions are designed to support the viability and function of the autologous fat cells, and to attract cells to promote tissue regeneration. The scaffold is designed to gradually degrade and be replaced by newly grown natural breast tissue that is free of any foreign material. The injectable breast implant is one of AbbVie’s Option Product.

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

We estimate the size of the target market for VergenixSTR for treating tendinopathy is three million procedures per year, or approximately $2.0 billion. While our initial focus for VergenixSTR is in tendinopathy, VergenixSTR may be applicable to other soft tissue indications such as tendon rupture, meniscus tear, and cartilage repair, as well as in the aesthetic market. According to ReportsAndData, the global orthopedic soft tissue market was valued at $6.5 billion in 2018 and is expected to reach $10.2 billion by 2026, at a CAGR of 5.7%. Globally, the aging population is playing a major role in increasing the incidence of sports injuries as the reduced flexibility and mobility associated with aging can make the body more prone to injury.

 We completed a 40 patient open label, single arm, and multi-center clinical trial of VergenixSTR at hospitals in Israel which demonstrated the safety and evaluated the performance of VergenixSTR in patients suffering from tennis elbow or lateral epicondylitis. Tennis elbow is an inflammation of the tendons that join the forearm muscles on the outside of the elbow. The trial, which commenced in January 2015, initially enrolled 20 patients and was expanded to enrol an additional 20 patients. Patients enrolled in the trial received a one-time injection of VergenixSTR and monitored for the level of pain, tendon healing, and recovery of hand movement at three and six months after treatment.

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

In October 2016, we received CE marking certification for VergenixSTR. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH, for VergenixSTR covering Europe, the Middle East, India, and certain African countries. Sales in Europe commenced in the fourth quarter of 2016. We terminated the agreement with Arthrex effective as of December 31 2020 and we continued to supply Arthrex with VergenixSTR products in the first quarter of 2021. We are currently examining an alternative distributor for European countries. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixSTR.

In March 2018, Arthrex announced results of ACP Tendo, a product for treatment of tendinopathy combining our Vergenix®STR and Arthrex’s platelet rich plasma extraction kit, in a European case series. The safety and performance of ACP Tendo was evaluated for the treatment of tendinopathy in 24 patients in 9 different European locations. The indications included injuries in rotator cuff, Achilles tendon, peroneal tendon, tibialis tendon and common extensor tendon. In all treatment groups, patient-recorded-pain decreased after 2 weeks and continued along this trend up to the last follow-up at 6 months. Specifically for rotator cuff and common extensor tendon groups, the functionality was increased over the study period, almost achieving pre-symptom levels after 6 months.

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

The population prevalence of wounds is 3-4/1000 people, which equates to between 1.5-2.0 million out of the 491 million inhabitants of the EU 27, with an annual incidence of 4.0 million individuals.

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

In February 2016, we received CE marketing certification for VergenixFG. Since then we have entered into distribution agreements for the distribution of VergenixFG in several countries in Europe, Asia and Africa, including Belarus, Kazakhstan, Georgia, Azerbaijan, Armenia and Uzbekistan. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixFG.

In an investigator initiated study, 24 adults with diabetes admitted to the inpatient clinic of the University Hospital in Pisa, Italy between March and July 2017 patients were randomised receive VergenixFG plus standard treatment (12 patients) or standard treatment (12 patients. They were evaluated weekly for 6 months or until complete healing had occurred. The group that received VergenixFG had a significantly higher healing rate (83.3% versus 58.3%) and shorter healing time (64±4 days versus 90±11 days) than the group receiving standard treatment. It was concluded that the addition of VergenixFG to standard treatment increased healing rate and shortened healing time in patients with post-surgical diabetic foot wounds. The study was published by Lacopi E et al in The Diabetic Foot Journal, Vol 23 No 2 2020.

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

In May 2017, we created a division focused on development of collagen-based biological ink, or BioInk, following the expansion of our research activities in the field of 3D biologic printing of organs and tissues. In October 2018, we entered into the United License Agreement pursuant to which CollPlant and LB collaborate until February 2021in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk. Pursuant to the United License Agreement, CollPlant granted to LB and its affiliates, an exclusive, perpetual, royalty-bearing and transferable license of our technology relating to the production and use of our rhCollagen and BioInk for the commercialization of engineered lungs or lung substitutes using 3D bioprinting processes throughout the universe.

In October 2018, we entered into a License, Development and Commercialization Agreement with LB pursuant to which we and LB collaborated in 3D bio-printing development of lungs and kidneys for transplant in humans, or the United License Agreement. On February 24, 2021, we received a notice of termination from LB of the United License Agreement, such termination to be effective March 26, 2021.  Under the United License Agreement we received an upfront cash payment of $5 million in November 2018 and a further $3 million in September 2020 following the exercise of an option under the United License Agreement.

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

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

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

In November 2020, we announced our development program of an antiviral agent for potential treatment of COVID-19 patients. In-vitro early results of our formulations showed significant inhibition of avian coronavirus infectivity. Our formulations designed for the potential treatment of COVID-19 patients are based on our proprietary recombinant rhCollagen imbedded with silver nanoparticles AgNP.

The anti-viral treatment concept was evaluated in-vitro using an avian coronavirus, a model of the human coronavirus SARS-COV-2, grown on epithelial cells. The potential efficacy was assessed by the ability of the formulations to protect the epithelial cells from lethal doses of the virus. The results show significant reduction in infectivity of the model virus by treatment with the rhCollagen-AgNP complexes. Further studies are ongoing to optimize the formulations and doses.

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we will sell our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which will incorporate our product into cell culture media kits. The agreement follows the companies’ established business relationship, which started in 2014 when STEMCELL began purchasing and incorporating our rhCollagen into some of its cell culture expansion and differentiation media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL will distribute the kits globally for use in the regenerative medicine research market.

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

We produce the rhCollagen from the tobacco plants at our manufacturing facility in Yessod Hama’ala and Rehovot, Israel. We believe that we currently have the ability to produce sufficient quantities of quality recombinant type I human collagen to support our product development activities and sales until 2024. Our activities are focused on yield improvement, scale-up, and cost reduction.

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

Sales, Marketing, and Distribution

We sell our BioInk and rhCollagen directly to our business partners, collaborators and selective customers. We anticipate that any products we develop in collaboration with a strategic partner or collaborator, such as dermal fillers which are based on our rhCollagen for the medical aesthetics, will be marketed by the partner’s sales force, such as AbbVie.

We sell our rhCollagen in the research market mostly to selective customers, including business collaborators and potential collaborators.

We are marketing and distributing VergenixSTR and VergenixFG in the European market with business partners since 2016. We distribute VergenixFG in European and other countries with local distributors and distributed VergenixSTR with Arthrex GmbH mainly in Europe. We terminated the agreement with Arthrex effective as of December 31 2020 and continue to supply Arthrex with VergenixSTR products in the first quarter of 2021. We continue exploring opportunities to distribute our Vergenix products in additional European countries.

In September 2020, we announced that we signed an agreement for distribution of VergenixFG in six Commonwealth of Independent States (CIS) countries: Belarus, Kazakhstan, Georgia, Azerbaijan, Armenia and Uzbekistan.

In October 2020, we received our substantial first order totalling hundreds of thousands of U.S. dollars for our VergenixFG product in Ukraine from our new distribution partner, a Russia-based biopharmaceutical company. We began shipments in the second quarter of 2020.

We have commenced post marketing surveillance studies for both VergenixSTR and VergenixFG with our European key opinion leaders and physicians in order to generate additional clinical data that demonstrates the efficacy and superiority of our products. The study is intended to facilitate market adoption of our products in Europe, as well as provide additional support for the submission package to other regulatory agencies in the future.

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

The primary competitors to our medical aesthetics products that are in development are Mentor, Galderma and Merz.

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

Patents

As of March 15, 2021, we have a global patent portfolio that is comprised of twelve patent families. More than three dozen of our patent applications have issued as patents or will issue soon, having been allowed by the relevant patent office. We have exclusive ownership of 21 issued patents in our patent family that cover methods of creating collagen-producing plants and three issued patents that cover methods of processing recombinant collagen. These issued patents and others that may issue in the future in these patent families, assuming timely payment of annual fees, are expected to expire in 2025-2028. We have on going patent application covering the specific collagen producing plants based on their genetic arrangement. If granted, it could provide patent protection for the collagen producing plants until 2039. Our patent portfolio also includes patent families that cover different uses of collagen including 3D Bioprinting, dermal fillers and soft tissue fillers which, if granted, could provide patent protection for particular formulations and uses of our rhCollagen until 2038-2040.

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

In order to obtain marketing authorization in the United States, we and/or our partners would be subject to extensive regulation by the FDA and other federal, state, and local regulatory agencies. The Federal Food, Drug, and Cosmetic Act, or FD&C Act, the Public Health Service Act, or the PHS Act, and their implementing regulations set forth, among others, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labelling, storage, record keeping, reporting, distribution, import, export, advertising, and promotion of our products. A failure to comply with relevant requirements may lead to administrative, civil, or criminal sanctions. These sanctions could include the imposition by the FDA of a clinical hold or other suspension on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, or criminal prosecution.

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

Approval by Health Authorities

The following is a summary review of the laws and regulations governing our operations or those of our partners. Our end products are medical and aesthetics products, and their marketing, once development is complete, is contingent upon approval of the health authorities in every country in which the products will be marketed:

Israel

Our operations are subject to permits from the Ministry of Health on two levels:

●	First, the registration of medical devices, importing and marketing the medical devices and accessories, and issuing the documentation necessary for the export of medical devices from Israel are all supervised by the medical accessories and devices unit, or AMAR, of the Ministry of Health.

●	Second, pertaining to research and development, clinical trials in humans are subject to the approval of the Helsinki Committee (an ethics committee) of the institution conducting the trial, which is governed by the Public Health Regulations (Trials in Human Beings), 1980, including all amendments until 1999, or the Trials in Human Subjects Regulations and are conducted in accordance with the Guidelines for Clinical Trials in Human Subjects issued by the Ministry of Health, or the Guidelines, and the guidelines of the Declaration of Helsinki, or any other approval required by the Ministry of Health. According to the Trials in Human Subjects Regulations and the Guidelines, the Helsinki Committee must plan and approve every experimental process that involves human beings. The institutional Helsinki Committee acts in the medical institution where the trial is performed and is the body that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator, submits a trial protocol to the committee on behalf of the requesting party. The committee forwards its decisions regarding the requests for clinical trials that were approved by the committee to the manager of the medical institute and the manager has the authority to approve the requests, and in some cases the additional approval of the Ministry of Health will be required. According to the procedure for medical trials in human beings set forth by the Ministry of Health, the Helsinki Committee will not approve performance of a clinical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (i) the anticipated benefits for the participant in the clinical trial and to the requesting party to justify the risk and the inconvenience involved in the clinical trial to its participant; (ii) the available medical and scientific information justifies the performance of the requested clinical trial; (iii) the clinical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed, and precise manner in the protocol of the clinical trial, conforming with the Declaration of Helsinki; (iv) the risk to the participant in the clinical trial is as minimal as possible; (v) optimal monitoring and follow-up of the participant in the clinical trial; (vi) the initiator, the principal investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the clinical trial, including qualified personnel and required equipment; and (vii) the nature of the commercial agreement with the principal investigator and the medical institute does not impair the adequate performance of the clinical trial.

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

In the U.S., the FDA regulates biologics under the Public Health Service Act, or PHS Act, and implementing regulations, and under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations, respectively. The U.S. regulates drugs under the FDCA. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, requesting product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug or biologic may be marketed in the U.S. generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, or other applicable regulations;

●	submission to the FDA of an IND which must become effective before human clinical trials may begin;

●	approval by an IRB representing each clinical trial site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed biologic for its intended use;

●	preparation and submission of a BLA or NDA to the FDA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and satisfactory completion of any FDA audits of the clinical study sites to assure compliance with GCP, and the integrity of clinical data in support of the BLA or NDA; and

●	FDA review and approval of the BLA or NDA.

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

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, subject selection and exclusion criteria, and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the results of the clinical trials must be submitted at least annually. In addition, timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB responsible for the research conducted at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.

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

If a medical device is determined to present a “significant risk,” the manufacturer may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval of the IDE from the FDA. The IDE must be supported by appropriate data, such as animal and laboratory testing results, and include a proposed clinical protocol. The clinical trials must be conducted in accordance with applicable regulations, including but not limited to the FDA’s IDE regulations and current good clinical practices. A clinical trial may be suspended by the FDA or the sponsor at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the trial. Even if a clinical trial is completed, the results may not demonstrate the safety and efficacy of a device or may be equivocal or otherwise not be sufficient to obtain approval. Medical devices, however, typically rely on one or a few pivotal studies rather than Phase I, II and III clinical trials

Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including, but not limited to, those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patient’s informed consent in a form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations.

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

Our products and product candidates are based on our recombinant type I human collagen, or rhCollagen, a form of human collagen produced with our proprietary plant based genetic engineering technology. Therefore, we believe our underlying platform technology would be regulated as a biologic by CDER in the U.S.

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

European Union

Legal Requirements for Medical Devices in the EU

EU law on medical devices is currently governed by Directive 93/42/EC on medical devices (MDD) and two other directives on specific medical devices, the IVDD and the AIMDD. To be applicable in the EU Member States, these directives had to be transposed to Member States’ national law. In 2017, a new regime was adopted on EU level which is governed by tow regulations, Regulation EU 745/2017 (or MDR) on medical devices and Regulation 746/2017 on in vitro diagnostic medical devices (or IVDR). After a transition period that, due to the COVID-19 pandemic, has been extended by one year, the MDR will become fully applicable on May 26, 2021. However, medical devices that have been CE-certified under the MDD can be marketed with these CE-certificates until they expire or until May 26, 2024 (whichever is earlier).

Under the European Union Medical Device Directive, or EU MDD, or under the forthcoming Medical Device Regulation or EU MDR, medical devices must meet the EU MDD or future EU MDR, requirements and have a CE mark prior to marketing in the European Union, or EU. CE marking is the uniform labeling system of products designed to facilitate the supervision and control of the EU concerning manufacturers’ compliance with the various regulations and directives of the EU and to clarify the obligations imposed in the various legislative provisions in the EU. Use of a uniform product labeling indicates compliance with all of the directives and regulations required for the application of such labeling, and it is effective as a manufacturer’s declaration that the product meets the required criteria and technical specifications of the relevant authorities such as health, safety, and environmental protection. CE marking ensures free trade between the EU and European Economic Area (or EEA) countries (Iceland, Liechtenstein, and Norway) and other countries that have mutual recognition agreements with regard to medical devices with the EU, in particular Switzerland and Turkey, and permits the enforcement and customs authorities in European countries not to allow the marketing of similar products that do not bear the CE mark.

CE-marking requires the performance of a conformity assessment procedure to establish that a product meets the essential requirements under the EU MDD or MDR. The nature of the conformity assessment procedure and the data required under it - including the question of whether or not a clinical investigation of a device is required - depends on, inter alia, the risk class of the respective device and the extent to which safety data is already available. Devices of the lowest risk class, class I, are mostly subject to mere self-certification by the manufacturer, while devices of higher risk classes, i.e., classes IIa, IIb and III, require a comprehensive quality system program, and other aspects to be reviewed by a Notified Body, or NB. An NB is a private entity vested with certain competencies and designated by the national governments of the EU member states to make independent judgments about whether a product complies with the EU requirements for medical devices and to grant the CE certificate if the manufacturer, and the product, comply with specified terms. After receiving the CE-certificate, we must pass a review carried out by the competent NB annually, under which it audits our facilities to verify our compliance with the ISO 13485 quality system standard. The CE-certificate is a requirement for the declaration of conformity we issue for our medical devices and for our legitimate affixing of the CE-mark to our products.

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

Other Approvals

Our international operations, as well as being an Israeli company, subject us to laws regarding sanctioned countries, entities, and persons; customs, import-export, and laws regarding transactions in foreign countries; and the U.S. Foreign Corrupt Practices Act and local anti-bribery and other laws regarding interactions with healthcare providers. Among other things, these laws restrict, and in some cases can prevent, companies from directly or indirectly selling goods, technology, or services to people or entities in certain countries. In addition, these laws require that we exercise care in structuring our sales and marketing practices in foreign countries.

In addition to the above regulations, we are and may be subject to regulation under country-specific federal and state laws, including, but not limited to, requirements regarding record keeping and the maintenance of personal information, including personal health information. As a public company whose securities are registered pursuant to the Securities Act, we are subject to U.S. securities laws and regulations, including the Sarbanes-Oxley Act. We also are subject to other present, and could be subject to possible future, local, state, federal, and non-U.S. regulations in countries in which we will distribute our products.

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

Business Licensing

Under the Israeli Licensing of Businesses Law, to which our production sites and laboratories are subject, operating a business without a license or temporary permit is a criminal offense. In April 2019, we moved our laboratories and offices into a new site, and on September and November 2020 we have obtained a business license for our sites in Rehovot Israel. In addition, we have a business license for our production site at Yessod Hama’ala, in effect until July 12, 2022.

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

Employees

As of December 31, 2020, we had 52 full-time employees, including 14 in research and development, 28 in manufacturing and 10 in sales, general and administrative positions. 9 of our employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

We invest resources in creating a green production environment and in the treatment and disposal of waste using environmentally friendly processes. We have received all the necessary permits from the Ministry of Environmental Protection regarding our operations in Yessod Hama’ala and we have obtained a business license for our new facilities in Rehovot. We consult with environmental consultants for direction on environmental issues.

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

We rent areas in Yessod Hama’ala, Israel, of approximately 64,583 square feet of greenhouse and manufacturing facility pursuant to a lease agreement which was extended for an additional six years until April 30, 2027.

In addition, on July 28, 2016, we leased additional space in Rehovot, Israel, of approximately 6,329 square feet for production activities pursuant to a lease agreement which was extended for three additional years, until October 19, 2023.

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

 In February 2021, we entered into a Development Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

To date, we have financed our operations primarily with revenues from sales of our products and license of our technology, as well as from net proceeds from private and public offerings. Prior to February 2017, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the IIA.

Since our inception, we have incurred significant losses. Our total net loss was $5.8 million for the year ended December 31, 2020 and $11.2 million and $6.2 million for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $73 million.

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

Financial Operations Overview

Revenue

Our ability to generate significant revenues depend on the successful commercialization of our rhCollagen-based BioInk and establish business collaborations and successful commercialization of VergenixSTR and VergenixFG. For the year ended December 31, 2020, we reported revenues of $6.1 million mainly from the United License Agreement and the sale of rhCollagen-based BioInk in the United States and from the sales of VergenixSTR and VergenixFG in Europe.

Our revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer.

Operating Expenses

Cost of Revenue

Cost of revenues in our proprietary products and services includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs, share-based compensation and depreciation. Cost of revenue also includes provisions for the costs associated with manufacturing scraps and inventory write offs.

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

Our total research and development expenses for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 were $4.1 million, $4.4 million and $3.9 million, respectively.

We did not apply for grants from the IIA since 2019. The research and development expenditures on our rhCollagen technology and our products for the years ended December 31, 2019, and 2018 presented net of grants participation from the IIA, in the amounts of $28,000 and $327,000, respectively. To date we have charged all research and development expenses to operations as they are incurred.

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

Participation by the Israel Innovation Authority. We have received grants from IIA as part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Innovation Law and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs. Under the Innovation Law and related regulations, royalties of 3% - 5% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2020 totaled approximately $10.1 million. As of December 31, 2020, we paid $1.6 million as royalties to the IIA.

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

Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. Our balance sheet liabilities include current obligations regarding royalties that we are obligated to pay to the IIA based on sales of our products for the second half of the year, as they are due for payment in the following quarter. Our cost of goods include royalties expenses regarding royalties on our sales to the IIA See Note 2o in our consolidated financial statements for the year ended December 31, 2020 for more information.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including share-based compensation expenses;

●	legal and professional fees for auditors, investor relations, and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses;

●	business development and marketing activities;

●	Stock exchange fees and related services; and

●	Board members related expenses, including fees and directors’ liability insurance premiums.

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

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2020, we have incurred operating losses of approximately $6.2 million for CollPlant Biotechnologies Ltd. and $51.1 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

A.	Operating Results

The table below provides our results of operations for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(USD in thousands)
Statement of comprehensive loss data:
Revenue	6,137	2,318	5,014
Cost of revenue	3,002	1,879	1,659
Gross Profit	3,135	439	3,355
Research and development expenses, net	4,065	4,414	3,877
General, administrative, and marketing expenses	4,669	3,656	3,723
Operating loss	5,599	7,631	4,245
Financial income	40	-	-
Financial expenses	34	3,303	2,180
Exchange differences	181	230	(176)
Financial expenses (income), net	175	3,533	2,004
Loss for the period	5,774	11,164	6,249

Revenues

We generated revenues from the sale of our BioInk, rhCollagen, VergenixFG and VergenixSTR, as well as revenues from the United License Agreement and sales to AbbVie, in the year ended December 31, 2020 of approximately $6.1 million compared to $2.3 million in the year ended December 31, 2019. The increase in revenues in 2020 was primarily due to (i) $3.6 million revenues recognized with respect to the kidney option exercised under the United License Agreement and (ii) approximately $0.2 million increase in sales of VergenixFG related to the new distribution agreements signed in 2020.

In the year ended December 31, 2019 we generated revenues from the sale of our BioInk, rhCollagen, VergenixFG and VergenixSTR, as well as revenues from the United License Agreement, of approximately $2.3 million compared to $5.0 million in the year ended December 31, 2018. The decrease in revenues in 2019 was primarily due to revenues recognized from the United License Agreement in 2018 in the amount of $4.1 million. In addition we had an increase in revenues from sales of goods and rendering of services in the total amount of approximately $1.4 million.

Cost of revenue

We incurred cost of revenue in the amount of $3.0 million in the year ended December 31, 2020 compared to $1.9 million in the year ended December 31, 2019. Cost of revenue includes mainly the cost of VergenixFG, VergenixSTR, our rhCollagen based BioInk and royalties to the IIA for our sales. The increase in cost of revenue in the amount of $1.1 million is comprised of: (i) an increase in the amount of approximately $795,000 due to royalty expenses to the IIA recognized in 2020 primarily in relation to the kidney option exercise under the United License Agreement, and (ii) an increase in the amount of approximately $300,000 in cost of manufacturing of rhCollagen ..

We incurred cost of revenue in the amount of $1.9 million in the year ended December 31, 2019 compared to $1.7 million in the year ended December 31, 2018. Cost of revenue includes mainly the cost of VergenixFG, VergenixSTR, our rhCollagen based BioInk and royalties to the IIA for our sales. The increase in cost of revenue in the amount of $220,000 is comprised of: (i) a decrease in the amount of $1.2 million due to royalty expenses to the IIA recognized in 2018 primarily in relation to the United License Agreement and (ii) an increase in the amount of $1.4 million in cost of revenue regarding increase of revenues generated from BioInk and rhCollagen sales.

Research and Development Expenses

We incurred research and development expenses, net of participation of the IIA, of $4.1 million in the year ended December 31, 2020 compared to $4.4 million in the year ended December 31, 2019. The expenses primarily related to the development of our BioInk, the 3D bioprinted breast implant and our dermal filler. The decrease in the amount of $300,000 is primarily related to a decrease in travel expenses and non-cash share based compensation and rent expenses under ASC 842.

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

General, Administrative, and Marketing Expenses

General, administrative, and marketing expenses were $4.7 million in the year ended December 31, 2020, compared to $3.7 million in the year ended December 31, 2019. The increase in expenses amounting to $1 million is comprised of: (i) an increase of $500,000 in share based compensation expenses mainly related to 2020 option grants and (ii) an increase of $360,000 in employees and directors salary expenses and directors and officers insurance costs.

General, administrative, and marketing expenses amounted to $3.7 million in the year ended December 31, 2019, compared to $3.7 million in the year ended December 31, 2018. The expenses primarily related to employees and directors salary expenses and equity base compensation, directors and officers insurance premium and legal expenses.

Financial Expenses (Income), Net

Financial expenses, net, totaled $175,000 in the year ended December 31, 2020, compared to financial expenses, net of $3.5 million in the year ended December 31, 2019. The decrease in financial expenses in 2020 as compared to the year 2019 was mainly due a decrease in financial instruments measurements expenses of $3.3 million related to the Alpha purchase agreement, Meitav Dash purchase agreement and Ami Sagy purchase agreement.

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

Significant Judgments Made When Applying our Accounting Policies

We prepare our financial statements in conformity with US. GAAP. We describe our significant accounting policies and estimates more fully in Note 2 to our financial statements as of and for the year ended December 31, 2020, included elsewhere in this annual report. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations. In preparing these financial statements, our management has made estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods recognized in our financial statements. Actual results may differ from these estimates. As applicable to the financial statements included in this annual report, the most significant estimates and assumptions relate to the fair value of share-based compensation.

Share-based Compensation

Share-based compensation reflects the compensation expense of our share option programs granted to employees which compensation expense is measured at the grant date fair value of the options. The grant date fair value of share-based compensation is recognized as an expense over the requisite service period. We recognize compensation expense for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach, and classify these amounts in our statement of comprehensive loss based on the department to which the related employee reports.

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

JOBS Act

With less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company under the JOBS Act. An emerging growth company may take advantage of specified provisions in the JOBS Act that provide exemptions or reductions of its regulatory burdens related to reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of some, but not necessarily all, of these provisions to reduce our burdens or exempt ourselves from regulatory requirements for up to five years or such earlier time that we are no longer deemed an emerging growth company. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act.

B.	Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the Tel Aviv Stock Exchange and private placements) and government grants from the IIA. The balance of cash and cash equivalents as of December 31, 2020 and 2019 totaled $3.3 million and $3.8 million, respectively. In February 2021 we completed a registered direct offering that resulted in gross proceeds of $35 million and in the same month, we received a $14 million upfront payment from AbbVie under the Development Agreement. We plan to fund our future operations through continued sales of our proprietary products, commercialization and or out-licensing of our rhCollagen and BioInk technology, and raising additional capital through the issuance of equity or debt.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	(USD in thousands)
Net cash provided by (used in):
Operating activities	(4,451)	(5,703)	(1,217)
Investing activities	(519)	(1,461)	(832)
Financing activities	4,465	5,410	2,753

Net Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization and share-based compensation.

Net cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items include depreciation and amortization, share-based compensation and exchange differences on cash and cash equivalents. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and costs of the Company’s management during the applicable periods.

Net cash used in operating activities in the year ended December 31, 2020 totaled $4.4 million and consisted primarily of (i) a net loss of $5.8 million, adjusted for non-cash items including depreciation of $660,000, shared-based compensation of $1.7 million, change in operating lease accounts of $205,000 and change in financial instruments of $40,000, and (ii) a net increase in operating assets and liabilities of $1.1 million, which are mainly attributable to an increase in trade receivables of $751,000 mainly due to royalty payment to the IIA, and an increase in inventory of $374,000.

Net cash used in operating activities in the year ended December 31, 2019 totaled $5.7 million and consisted primarily of (i) a net loss of $11.2 million, adjusted for non-cash items including depreciation and amortization of $539,000, shared-based compensation of $1.1 million and amortization and change in financial instruments of $3.2 million, and (ii) a net decrease in operating assets and liabilities of $247,000, which are mainly attributable to an increase in accrued liabilities and trade payables of $857,000 and a decrease in trade receivables of $437,000, and a decrease in differed revenues of $ 1.0 million relating to the United License Agreement.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $519,000 during the year ended December 31, 2020 and $1.5 million during the year ended December 31, 2019. The decrease in the amount of approximately $942,000 in investing activities is primarily due to the establishment of our new center of R&D labs and headquarters in Rehovot in 2019.

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

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to approximately $4.5 million for 2020 and $5.4 million in 2019. In 2020, we consummated equity raises of net $4.4 million in return for proceeds from the issuances of securities under the Securities Purchase Agreement with U.S. accredited investors. In addition we received proceeds in the amount of $89,000 from option exercised and paid $24,000 on a loan.

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

Cash and Funding Sources

The table below summarizes our sources of funding for the years ended December 31, 2020, 2019 and 2018:

	Issuance of Ordinary Shares and Warrants	Government Grants and Strategic Collaboration*	Total
	(USD in thousands)
Year ended December 31, 2020	4,489	3,000	7,489
Year ended December 31, 2019	5,447	38	5,485
Year ended December 31, 2018	2,777	364	3,141

*	Does not include royalties payments to the IIA

Funding Requirements

We believe that our existing cash and cash equivalents as of the date of this Annual Report, which includes approximately $32 million in net proceeds from our registered direct offering in February 2021 and an upfront payment of $14 million from AbbVie, will enable us to fund our operating expenses and capital expenditures for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors—We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.”

C.	Research and Development, Patents and Licenses

See above, under Item 5 – “Research and Development Expenses.”

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

E.	Off-Balance Sheet Arrangements

As of December 31, 2020, we do not have any, and during the periods presented, we did not have any, off-balance sheet arrangements.

F.	Contractual Obligations

Our significant contractual obligations as of December 31, 2020 are summarized in the following table.

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(USD in thousands)
Operating lease obligations(1)	649	1,190	981	1,541	4,361

(1)	Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for nine vehicles, which generally run for a period of three years.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. The maximum royalty amount that would be payable by us, before interest, is approximately $8.5 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 15, 2021. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Oppenheimer, Weizmann Science Park, P.O. Box 4132, Rehovot 7670104, Israel.

Name	Age	Position
Senior Management
Yehiel Tal	68	Chief Executive Officer
Prof. Oded Shoseyov (1)	64	Founder, Chief Scientist
Eran Rotem, CPA	53	Deputy CEO and Chief Financial Officer
Dr. Ilana Belzer	61	Chief Operating Officer
Dr. Nadav Orr	63	Vice President, Research and Development
Dr. Philippe Bensimon	55	Vice President, Regulatory Affairs and Quality Assurance
Hadas Dreiher Horowitz	44	Vice President, Human Resources
Non-Employee Director
Dr. Roger Pomerantz (6)(8)	64	Chairman of the Board and Director
Dr. Abraham Havron(2)(6)(7)(8)	73	Director
Dr. Gili Hart(2)(3)(4)(5)(6)(7)(8)	46	Director
Dr. Elan Penn(2)(3)(4)(5)(6)(7)(8)	69	Director
Joseph Zarzewsky (3)(4)(6)(8)	60	Director

(1)	On March 26, 2019, Prof. Shoseyov became our Chief Scientist instead of our Chief Scientific Officer and is no longer considered an office holder under the Companies Law.

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Member of Financial Statements Committee

(5)	External Director under Israeli Law

(6)	Independent Director under Israeli Law

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

Prof. Oded Shoseyov founded our subsidiary CollPlant Ltd. in 2004, and currently serves as our Chief Scientist since March 2019. Prof. Shoseyov served as our Chief Scientific Officer from August 2008 until March 2019, and a member of our board of directors from May 2010 until October 2016. Prof. Shoseyov is a faculty member of the Hebrew University of Jerusalem. He has extensive experience with plant transformation systems and protein engineering. Prof. Shoseyov has authored or co-authored over 300 scientific publications and is the inventor or co-inventor of 94 patents. Prof. Shoseyov holds a Ph.D. from The Hebrew University of Jerusalem, Israel. Prof. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Awards for Innovative and Applied Research, and The 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation. He is the scientific founder of 15 companies, including: SP-Nano Ltd., a nano-biotech company which manufactures SP1-Carbon Nano Tube coated fabrics for the composite industry; CBD-Technologies/FuturaGene, a forestry agro-biotech company that develops and commercializes transgenic trees for the pulp and paper and the bio-fuel industry; Melodea Ltd., a nano-biotech company that develops and manufactures Nano Crystaline Cellulose from sludge for structural foam additives for the paint, printing and packaging industries; and Valentis Nanotech Ltd., a nanotechnology company that develops and manufactures nano-bio-based transparent films for food packaging and agriculture.

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

Dr. Philippe Bensimon has served as our vice president of regulatory affairs, quality assurance and clinical affairs since February 2011. Dr. Bensimon has 30 years of experience in regulatory affairs, quality assurance and clinical affairs in international medical device companies. Prior to joining us Dr. Bensimon served for 14 years at InterVascular Datascope (now Maquet-Getinge Group), a manufacturer of long-term cardiovascular implants, as director of regulatory affairs, quality assurance, and clinical affairs. Dr. Bensimon also served for five years at 3M Medical as manager of regulatory affairs. Dr. Bensimon holds a PharmD degree from the University of Pharmacy, Marseille, France.

Hadas Dreiher Horowitz has joined us as our vice president of human resources as of March 2021. Mrs. Dreiher Horowitz has over 16 years of experience in human resources. Prior to joining us, Mrs. Dreiher Horowitz served as Senior HR manager at Elbit Systems Ltd. from March 2019 to March 2021, and prior to that as HR manager at Teva Pharmaceutical Industries Ltd. from August 2013 to June 2018. Prior to that, Mrs. Dreiher Horowitz held various HR positions at Mul-T-Lock Technologies Ltd. And Job-Tov. Mrs. Dreiher Horowitz holds a Bachelor’s degree in Behavioural Sciences from Ben-Gurion University, Israel and a Master’s degree in Labor Studies from Tel Aviv University, Israel.

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

Dr. Abraham (Avri) Havron has served on our board of directors since May 2016. Dr. Havron is a 39-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) - the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals seven of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns). In addition, Phase 3 clinical trial of Somatrogon - recombinant long acting human growth hormone developed by Prolor Biotech (later Opko Biologics) was completed successfully in October 2019. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is also a member of the board of Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post- doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., our wholly owned subsidiary.

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

Dr. Elan Penn has served on our board of directors since January 2018. Dr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel, since 2001. From 2000 to 2001, Dr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Dr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Dr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Dr. Penn served as vice president of finance and administration of Magic Software Enterprises Ltd. (NASDAQ: MGIC) and, from 2005 to 2014, served as an external director of Magic Software. Dr. Penn previously served as a director of Telkoor Power Supplies Ltd. (TASE: TLCR) and Nexgen Biofuels Ltd. (formerly Healthcare Technologies Ltd) (OTC: NXGN). Dr. Penn holds a B.A. degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Management Science from the University of London. Dr. Penn is also a board member of CollPlant Ltd., our wholly owned subsidiary.

Joseph Zarzewsky has served on our board of directors since August 2019. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group, or Mitrelli, since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the board of directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

Advisory Boards

We have established a scientific advisory board and a clinical advisory board. The members of our advisory boards are appointed by our chief executive officer . Once nominated, the members of our advisory boards sign a standard letter of engagement. Most of the members of our advisory boards are not appointed for a specific term and their position may be terminated by either us or the member of the advisory board according to standard notice periods. The members of our advisory boards are all paid either daily or hourly fees for their services and are entitled to the reimbursement of their expenses. Furthermore, several of the members of our advisory boards have been granted options due to their strategic role and years of service. The members of our advisory boards are as follows:

Advisory Board

Prof. Avraham Hershko

Prof. Shay Soker

Prof. Vicki Rosen

Prof. Abhay Pandit

Prof. Ofer Levy, MD, MCh (Orth)

Joseph M. Lane, MD

B.	Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses(1) (thousand USD)	Value of Options Granted(2) (thousand USD)
All senior management and directors as a group, consisting of 11 persons	1,738	1,235

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law. This amount includes approximately $77,000 set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses.

(2)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2020. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 of our financial statements.

In accordance with the Companies Law, the following table presents information regarding compensation of our five most highly paid office holders, namely our Chief Executive Officer, deputy CEO and Chief Financial Officer, Vice President Regulatory Affairs and Quality Assurance, Vice President Research and Development and Vice President during the year ended December 31, 2020.

Name and Position(1)	Salary Cost (2) (thousand USD)	Bonus (thousand USD)(3)	Value of Options Granted(4) (thousand USD)	Total (thousand US dollar)
Yehiel Tal, CEO	391	204	166	761
Eran Rotem, Deputy CEO & CFO	325	126	174	625
Ilana Belzer	248	22	82	352
Philippe Bensimon, VP Reg. Affairs & QA	219	21	68	308
Nadav Orr, VP R&D	240	33	77	350

(1)	All such officers are employed on a full-time (100%) basis

(2)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2020, including the annual cash bonus for 2020, which have been provided for in the Company’s financial statements for the year ended December 31, 2020, but will be paid during 2021. Such amounts exclude bonuses paid during 2020 which were provided for in the Company’s financial statements for previous years.

(4)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2020, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for share-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 9 to our consolidated financial statements,

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, external directors are generally entitled to fixed annual compensation and an additional payment for each meeting attended. We currently pay our directors an annual fee of approximately $8,400 and a per meeting fee of approximately $500.

In January 2019, we granted, subject to shareholders approval which was obtained on June 6, 2019, Dr. Elan Penn, Dr. Gili Hart and Dr. Abraham Havron, and now former directors, Scott Burell and Adi Goldin options to purchase 5,000 ordinary shares each and, to now former director, Dr. Wolfgang Ruttenstorfer, options to purchase 15,000 ordinary shares each, and to Jonathan M.N. Rigby, our former Chairman of the Board and Director, options to purchase 246,390 ordinary shares, each at an exercise price per share of $5.07. In September 2019, we granted, subject to shareholders approval which was obtained on December 31, 2019, Mr. Joseph Zarzewsky options to purchase 15,000 ordinary shares at an exercise price per share of $4.02. In February 7, 2020, we granted, subject to shareholders approval which was obtained on May 14, 2020, Dr. Roger Pomerantz options to purchase 162,713 ordinary shares at an exercise price of $11.06.

In August 2020, we granted, subject to shareholders approval which was obtained on October 13, 2020, Dr. Elan Penn, Dr. Gili Hart and Dr. Abraham Havron, and Joseph Zarzewsky options to purchase 8,000 ordinary shares each, at an exercise price of $9.12.

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

On May 14, 2020, at our extraordinary general meeting of shareholders, our shareholders approved an extension of the exercise period of 1,020 options exercisable into 1,020 ordinary shares granted to Mr. Tal on May 29, 2013, with an original exercise period of seven years, until May 3, 2020.

In May 26, 2020, we granted, subject to shareholders approval which was obtained on October 13, 2020, Yehiel Tal, our CEO, options to purchase 81,266 ordinary shares and, to Eran Rotem, our Deputy CEO & CFO options to purchase 52,707 ordinary shares, and to Prof. Oded Shoseyov our Chief Scientist options to purchase 20,000 ordinary shares, and to Dr. Nadav Orr our VP R&D options to purchase 22,436 ordinary shares, and to Dr. Ilana Belzer our COO options to purchase 25,000 ordinary shares, and to Dr. Philippe Bensimon Our VP RA & QA options to purchase 21,000 ordinary shares, each at an exercise price per share of $10.08. The options vest subject to a vesting period of four years, with a quarter of the options vesting on the first anniversary of the grant date, and the remaining options vesting in equal parts at the end of every quarter thereafter.

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

Prior to the 2019 Financing, we considered ourselves as a company with no controlling shareholder, and therefore, in November 2018, our board of directors has decided to adopt an exemption, or the Exemption, that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder, such as ourselves, from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee. Our articles of association were amended to reflect such relief on June 6, 2019. Accordingly, the former external directors, Dr. Gili Hart and Dr. Elan Penn, were no longer classified as external directors, but continued to serve on our board of directors. As part of the 2019 Financing, Mr. Sagy increased his holdings in the Company to over 25%, and since then, we have considered Mr. Sagy as our controlling shareholder. Under these circumstances, we could no longer benefit from the Exemption and approached the Israeli Ministry of Justice to re-classify Dr. Gili Hart and Dr. Elan Penn as external directors despite changes in their compensation package adopted during the period in which they were not classified as external directors. The Israeli Ministry of Justice has notified us that under the circumstances there is no prevention from re-classifying Dr. Gili Hart and Dr. Elan Penn as external directors, and accordingly, we re-classified Dr. Gili Hart and Dr. Elan Penn as our external directors until the remainder of their term on July 4, 2020 and January 14, 2021, respectively, considering among other things, the short time that lapsed from the date on which we adopted the Exemption and the formation of a control interest in the Company as well as the fact that Dr. Gili Hart and Dr. Elan Penn do not have any affiliation with Mr. Sagy. On May 14, 2020, at our extraordinary general meeting of shareholders, our shareholders re-elected Dr. Gili Hart as an external director of the Company for a three-year term until July 5, 2023. On October 13, 2020, at our annual and extraordinary general meeting of shareholders, our shareholders re-elected Dr. Elan Penn as an external director of the Company for a three-year term until January 14, 2024.

Currently our board of directors consists of five directors, including two external directors. Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our articles of association provide that directors (other than external directors) are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting, in person or by proxy, at that meeting.

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

As discussed above, Dr. Gili Hart and Dr. Elan Penn serve as our two external directors until the remainder of their term on July 5, 2023 and January 14, 2024, respectively.

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

●	determining whether or not to approve acts or transactions that require the audit committee’s approval pursuant to the Companies Law.

●	determining the approval process for transactions that are not negligible, as well as determine which types of transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, even if they are deemed by the audit committee not to be extraordinary transactions but which have also been classified by the audit committee as non-negligible transactions;

●	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board and propose amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and to examine the necessity of updating the compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires a special majority. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. Our current compensation policy was approved by our shareholders on June 6, 2019, , as amended on May 14, 2020, and will be in effect for a period of three years from its original date of approval. The compensation policy does not, by nature, grant any rights to our directors or officers. The compensation policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

Our compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment with respect to employment or engagement. According to the Companies Law, the compensation policy must be approved (or reapproved) not longer than every three years and relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and nature of its operations. With respect to the compensation terms that include variable compensation, the compensation policy must also consider the officer holders’ contribution to meeting the Company’s objectives and the creation of profit, all with a long-term view and according to the office holder’s position. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise, and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the ratio between the terms offered and the cost of employment of the other employees of the company, including those employed through manpower companies, and in particular the ratio between the average salary and the median salary of such employees;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors;

●	the possibility of capping the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its objectives and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the linkage between variable compensation and long-term performance and measurable criteria.

●	the ratio between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of the payment (or with respect to variable equity compensation that is not paid for in cash, a ceiling for their value on the grant date);

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation with a view to long-term incentives; and

●	maximum limits for severance compensation.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating, and making recommendations regarding the compensation and benefits for our non-employee directors.

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

If it is determined that an office holder has a personal interest in a transaction which is not an extraordinary transaction, approval by the board of directors is required for such transaction, unless the company’s articles of association provide for a different method of approval. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. In general, the compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is subject to shareholders’ approval by special majority. Arrangements regarding the compensation, exculpation, indemnification, or insurance of a director require the approval of the compensation committee, board of directors, and shareholders by ordinary majority, in that order, and under certain circumstances, a special majority approval.

Generally, a person who has a personal interest in a matter which is being considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) have a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

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

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. See “—External Directors” above for a definition of controlling shareholder. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be examined on an aggregate basis.. The approval of the audit committee or compensation committee, the board of directors, and a special majority, in that order, is required for: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, , including any private placements in which a controlling shareholder has a personal interest; (ii) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company; (iii) the terms of engagement and compensation of a controlling shareholder or his or her relative who is an office holder; or (iv) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who do not have a personal interest in the approval of such item; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of such item and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

Shareholders’ Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at general meetings of shareholders and class meetings of shareholders with respect to the following matters:

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

●

Expenses incurred in connection with an Administrative proceeding that has been conducted in his case, including reasonable litigation costs, covering also legal fees.

“Administrative proceeding” - a proceeding according to Chapters H/3 (Imposition of Financial Sanctions by the Securities Authority), H/4 (Imposition of Administration Enforcement Measures by the Administrative Enforcement Committee) or I/1 (Conditional Arrangement for Avoiding the Institution of, or Terminating Proceedings) of the Israeli Securities Law as well as a proceeding to impose a financial sanction according to Article D of Chapter Four of Part 9 of the Companies Law as amended from time to time; as well as proceeding according to Chapter a G1 of the Restrictive Trade Practices Law, 5748-1988, as amended from time to time; as well as any additional administrative proceeding whereby, by law (and subject to that law) an indemnity may be granted in respect of payments related thereto or expenses incurred in connection therewith; and,

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

See “Item 4.B. Business Overview—Employees.”

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

In May 2010, we adopted the 2010 Plan, an option plan for employees and senior officers, and as part of the acquisition of CollPlant Ltd., all of the options under the Employee Share Ownership and Option Plan (2004) of CollPlant Ltd. were substituted with and assumed by options under our 2010 Plan, while any restriction periods under Sections 102(b)(2) and 102(b)(3) of the Israeli Income Tax Ordinance, or the Ordinance, were calculated as of their original grant date. On March 26, 2020, our board of directors, in accordance with the compensation committee’s recommendation, extended the 2010 Plan for an additional ten (10) years period, until May 2030. The 2010 Plan allows us to grant options to purchase our ordinary shares to our officers, employees, and consultants. The 2010 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. As of March 15, 2021, our employees, officers, and consultants hold an aggregate of options to purchase 1,237,457 ordinary shares, NIS 1.50 par value, under the 2010 Plan. As of March 15, 2021, options to purchase an aggregate of 111,186 ordinary shares had been exercised and transferred to the beneficial holders. The 2010 Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance, or the Ordinance, mainly Sections 102 and 3(i), which affords certain tax advantages to Israeli employees, officers, and directors that are granted options in accordance with its terms. Section 102 of the Ordinance allows employees, directors, and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Sections 102(b)(2) and 102(b)(3) of the Ordinance, which provide the most favorable tax treatment for grantees, permit the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director, or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, our ability to deduct an expense with respect to the issuance of the options or shares might be limited. Section 3(i) of the Ordinance does not provide for similar tax benefits.

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

Awards under the 2010 Plan may be granted until 2030, 10 years from the date on which the 2010 Plan was extended by our board of directors.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2021 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 15, 2021. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned**
Senior Management and Directors
Dr. Roger Pomerantz (1)	20,339	*
Abraham Havron (2)	10,938	*
Dr. Gili Hart (2)	10,938	*
Dr. Elan Penn (2)	10,938	*
Joseph Zarzewsky (3)	8,438	*
Yehiel Tal (4)	160,250	1.6%
Eran Rotem (5)	72,063	*
Oded Shoseyov (6)	158,627	1.6%
Philippe Bensimon (7)	33,521	*
Nadav Orr (8)	33,897	*
Ilana Belzer (9)	29,229	*

All senior management and directors as a group (11) persons)		5.3%

More than 5% Shareholders
Meitav Dash Investment Ltd.(10)	785,730	7.7%
Ami Sagy (11)	2,717,086	25.0%

Loewenbaum Group (12)	1,058,750	10.4%

*	Less than 1%

**	Based on 9,914,740 ordinary shares outstanding

(1)	Consists of options to purchase 20,339 ordinary shares NIS 1.50 par value at an exercise price of $11.06 per share and expiring on February 6, 2030. Does not include options to purchase 142,374 ordinary, that vest in more than 60 days of March 15, 2021.

(2)	Consists of (i) options to purchase 8,125 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2025 and (ii) options to purchase 2,813 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026. Does not include options to purchase 12,062 ordinary shares, that vest in more than 60 days of March 15, 2021.

(3)	Consists of options to purchase 8,438 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on December 31, 2026. Does not include options to purchase 14,562 ordinary shares at an exercise price of $9.12 per share and expiring on August 27, 2030, that vest in more than 60 days of March 15, 2021.

(4)	Consists of (i) 30,117 ordinary shares, (ii) options to purchase 1,020 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2023, (iii) options to purchase 37,800 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on July 31, 2025, (iv) options to purchase 60,938 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on January 14, 2025, and (v) options to purchase 30,375 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026. Does not include options to purchase 118,953 ordinary shares, that vest in more than 60 days of March 15, 2021.

(5)	Consists of (i) options to purchase 13,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 15, 2025, (ii) options to purchase 36,563 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, and (iii) options to purchase 22,500 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026. Does not include options to purchase 78,639 ordinary shares, that vest in more than 60 days of March 15, 2021.

(6)	Consists of (i) 63,734 ordinary shares, (ii) options to purchase 727 ordinary shares at an exercise price of $4.02 per share and expiring on May 3, 2023, (iii) options to purchase 66,666 ordinary shares at an exercise price of $4.02 per share and expiring on July 31, 2025, (iv) options to purchase 16,250 ordinary shares at an exercise price of $4.02 per share and expiring on December 26, 2024, and (v) options to purchase 11,250 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026. Does not include options to purchase 32,500 ordinary shares, that vest in more than 60 days of March 15, 2021.

(7)	Consists of (i) options to purchase 1,333 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on October 20, 2021, (ii) options to purchase 2,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2023, (iii) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (iv) options to purchase 12,188 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, and (v) options to purchase 9,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026. Does not include options to purchase 30,813 ordinary shares, that vest in more than 60 days of March 15, 2021.

(8)	Consists of (i) options to purchase 2,667 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on September 8, 2024, (ii) options to purchase 6,667 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (iii) options to purchase 12,188 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, and (iv) options to purchase 12,375 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026. Does not include options to purchase 34,874 ordinary shares, that vest in more than 60 days of March 15, 2021.

(9)	Consists of (i) options to purchase 4,667 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on August 31, 2025, (ii) options to purchase 12,188 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, and (iii) options to purchase 12,375 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026. Does not include options to purchase 37,438 ordinary shares, that vest in more than 60 days of March 15, 2021.

(10)	Based partially on information contained in a Schedule 13G/A filed with the SEC on February 2, 2021 jointly by Meitav Dash Investments Ltd. and Meitav Dash Provident Funds and Pension Ltd., or Meitav Dash. Consists of (i) 547,730 ordinary shares, and (ii) a warrant to purchase 238,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on March 7, 2023.

(11)	Based partially on information contained in a Schedule 13D filed with the SEC on November 5, 2019 by Ami Sagy. Consists of (i) 1,781,086 ordinary shares, (ii) warrants to purchase 186,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on March 7, 2023, (iii) warrants to purchase 500,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on October 27, 2022, and (iv) 250,000 warrants to purchase 250,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on February 17, 2024

(12)	Based on information contained in a Schedule 13G filed with the SEC on February 17, 2021 by George Walter Loewenbaum, Lillian S. Loewenbaum, Elizabeth S. Loewenbaum, George Walter Loewenbaum Grantor Retained Annuity Trust V, Lillian S. Loewenbaum Grantor Retained Annuity Trust IV, The Loewenbaum 1992 Trust, and The Waterproof Partnership, Ltd.. Consists of (i) (i) 50,000 ordinary shares underlying ADSs held by the Walter Loewenbaum Trust, (ii) 606,990 ordinary shares underlying ADSs held by the George Walter Loewenbaum in an IRA. (iii) warrants to purchase 250,000 ordinary shares exercisable at $4.00 and expiring on October 27, 2022 held by the Strata Trust Company Custodian FBO George Walter Loewenbaum, (iv) 10,000 ordinary shares underlying ADSs held in the Lillian Shaw Loewenbaum Trust, (v) 10,000 ordinary shares held by Lillian S. Loewenbaum, ( (vi) 10,000 ordinary shares underlying ADSs held by Elizabeth S. Loewenbaum, (vii) 13,000 ordinary shares underlying ADSs held in the George Walter Loewenbaum Grantor Retained Annuity Trust, (viii) warrants to purchase 18,750 ordinary shares exercisable at $4.00 and expiring on October 27, 2022 held by Lillian S. Loewenbaum Grantor Retained Annuity Trust IV, (ix) 40,000 ordinary shares underlying ADSs held by Lillian S. Loewenbaum Grantor Retained Annuity Trust IV , (x) 30,010 ordinary shares underlying ADSs held by The Loewenbaum 1992 Trust, and (xi) 20,000 ordinary shares underlying ADSs held by The Waterproof Partnership Ltd.

Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents one ordinary share. As of March 15, 2021, BNY held 9,914,729 ordinary shares representing 99% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

B.	Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2018.

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

Agreements with Yissum

We have entered into certain agreements with Yissum, in which Prof. Oded Shoseyov, our former Chief Scientist, has or might have a personal interest, including an agreement dated July 13, 2004 with respect to the intellectual property rights relating to our rhCollagen. See “Item 4.B. Business Overview—Intellectual Property—Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. with Respect to Our rhCollagen,” and see “Item 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law.”

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

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividends

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due.

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

As a result of the Shareholder Approval (as defined below) and in satisfaction of certain price protection undertakings, on November 27, 2019 we issued 250,000 ADSs and 20,000 prepaid warrants to Alpha, and the exercise price of the warrants held by Alpha was adjusted to $4.00 per share.

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

The Alpha Purchase Agreement further provides for certain board appointment rights, which are no longer in effect.

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

As a result of the Shareholder Approval (as defined below) and in satisfaction of certain price protection undertakings, on November 27, 2019 we issued 250,000 ADSs and 20,000 prepaid warrants to Alpha, and the exercise price of the warrants held by Alpha was adjusted to $4.00 per share.

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

As a result of the Shareholder Approval (as defined below) and in satisfaction of certain price protection undertakings, on November 27, 2019 we issued 98,253 _ ADSs to Meitav, and the exercise price of the warrants held by Meitav was adjusted to $4.00 per share.

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

As a result of the Shareholder Approval (as defined below) and in satisfaction of certain price protection undertakings, on November 27, 2019 we issued 76,786ADSsto Ami Sagy, and the exercise price of the warrants held by Ami Sagy was adjusted to $4.00 per share.

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

August 2019 Financing

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

The U.S. Loan Agreement provided that the transactions contemplated by the U.S. Loan Agreement shall occur in two separate closings. On the first closing date, which occurred on September 5, 2019, the U.S. Investors transferred to us the principal amount of $3,500,000, or the Principal Amount. On the second closing date of the U.S. Loan Agreement, which was subject to shareholder approval, or the Shareholder Approval, approving the holding by Ami Sagy of voting rights in the Company exceeding 25% of the voting rights in the Company as well as the implementation of existing anti-dilution undertakings of the Company towards Ami Sagy, Alpha Capital Anstalt or Alpha, and Meitav Dash Provident Funds and Pension Ltd., or Meitav Dash, and which occurred on October 31, 2019, the following occurred: (i) the Principal Amount was automatically converted into ADSs at a conversion price equal to $4.00 per ADS, and we paid the U.S. Investors the interest accrued on the converted principal in cash, and (ii) we issued to the U.S. Investors (x) an aggregate of 875,000 ADSs representing 875,000 ordinary shares upon conversion of the Principal Amount, and (y) warrants to purchase an aggregate of up to 875,000 representing 875,000 ordinary shares at an exercise price of $4.00 per ADS.

The Sagy Loan Agreement provided that the transactions contemplated by the Sagy Loan Agreement shall occur in three separate closings. On the first closing date, which occurred on September 3, 2019, Ami Sagy transferred to us the principal amount of $2,000,000, or the First Principal Amount. On the second closing date, which will occur three business days after we have executed the development, exclusivity and option product agreement with Allergan Aesthetics, an AbbVie company with respect to our intellectual property: (i) Ami Sagy has transferred to us the principal amount of $1,000,000, and we issued Ami Sagy a 250,000 ADSs representing 250,000 ordinary shares and a warrant to purchase up to 250,000 ADSs representing 250,000 ordinary shares.

On the third closing date of the Sagy Loan Agreement, which was subject to the Shareholder Approval, and which occurred concurrently with the second closing date of the U.S. loan Agreement on October 31, 2019, we issued to Ami Sagy: (i) 500,000 ADSs representing 500,000 ordinary shares upon conversion of the First Principal Amount, and (ii) a warrant to purchase up to 500,000 ADSs representing 500,000 ordinary shares, at an exercise price of $4.00 per ADS.

The loans issuable under the Convertible Loan Agreements had a maturity date of three years from the issuance of the loan and bear interest at the rate of 6% per annum, payable in arrears on a quarterly basis. The principal amount of the loans automatically converted into ADSs at a conversion $4.00 per ADS on the occurrence of the conditions described above. The loans could have been prepaid early without any penalty and upon the occurrence of certain events of default, the outstanding loan amount, would become, at the election of each lender, immediately due and payable. The loans were subject to certain adjustments upon certain events, including share splits and share dividends. In addition, until the three-year anniversary of the first closing date and so long as the principal amount under the loans has not converted into ADSs, in the event of certain subsequent equity issuances at a price that is lower than the then applicable conversion price, the conversion price would adjust to such lower price.

In addition, on the third closing date of the Sagy Loan Agreement, which occurred concurrently with the second closing date of the U.S. Loan Agreement on October 31, 2019, we entered into Price Protection Agreements pursuant to which, until the three-year anniversary of the first closing date, we shall issue additional ADSs in the event of certain subsequent equity issuances at a price that is lower than $4.00 (subject to certain adjustments) on a “full-ratchet” basis with respect to their holdings in the Company.

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

Concurrently with the execution of the Convertible Loan Agreements, we entered into Registration Rights Agreements with each of Ami Sagy and the U.S. Investors, pursuant to which the Company granted certain demand and piggyback registration rights with respect to the ordinary shares represented by the ADSs underlying the convertible loans and warrants.

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

Tax Benefits for Income from Preferred Technology Enterprise

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective as of January 1, 2017, or the 2017 Amendment. The 2017 Amendment provides new tax benefits to Preferred Companies for “Technology Enterprises,” as described below, and is in addition to the Preferred Enterprise regime provided under the Investment Law.

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

As of January 1, 2020, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 651,600 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 651,600 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

As of January 1, 2020, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 651,600 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 651,600 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Material U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to an investment in the ADSs and ordinary shares. This summary deals only with ADSs and ordinary shares that are held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and does not address tax considerations of holders that may be subject to special tax rules, including, but not limited to, dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, individual retirement and tax-deferred accounts, persons holding ADSs or ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction, or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders (as defined below) who own, directly, indirectly, or constructively, 10% or more of our outstanding stock, by vote or value. The summary set forth below relating to U.S. holders is applicable only to such U.S. holders (i) who are residents of the United States for purposes of the U.S.-Israel Tax Treaty, (ii) whose ordinary shares or ADSs are not, for purposes of the U.S.-Israel Tax Treaty, effectively connected with or attributable to a permanent establishment in Israel, and (iii) who otherwise qualify for the full benefits of the U.S.-Israel Tax Treaty. The discussion below is based upon the Code, final, temporary and proposed Treasury regulations promulgated thereunder, applicable administrative rulings and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local, or non-U.S. tax laws. Furthermore, we will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ADSs or ordinary shares and can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or will be sustained in a court if challenged.

As used in this summary the term “U.S. holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax considerations to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold ADSs or ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes generally depends upon the status of the partner (or person or entity treated as a partner) and the activities of the partnership. The tax consequences to such a partner or partnership are not considered in this summary and partners and partnerships should consult their tax advisors with respect to the U.S. federal tax consequences of investing in the ADSs or ordinary shares.

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

Distributions on Ordinary Shares or ADSs

As noted above, we currently do not expect to pay cash dividends on our ordinary shares or ADSs in the foreseeable future. Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. holders are required to include in gross income the amount of any distribution paid on ordinary shares or ADSs to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares or ADSs exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. holder’s tax basis for the ordinary shares or ADSs to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares or ADSs for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. holders. A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares or ADSs are listed on an established securities market in the United States (which includes the Nasdaq Capital Market). In addition, a non-corporate U.S. holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares or ADSs if (a) such U.S. holder has not held the ordinary shares or ADSs for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. holder has diminished its risk of loss with respect to ordinary shares or ADSs (for example, by holding an option to sell the ordinary shares or ADSs) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Passive Foreign Investment Company Consequences

Generally, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average fair market value of its assets during such year (based on quarterly valuations) produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts, and the excess of gains over losses from the disposition of assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, as well as marketable securities, and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2020, we do not expect to be a PFIC for our 2020 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2021 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$0.05 (or less) per ADSs (or portion of ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property; or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement); conversion of foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty, or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Our management, with the participation of our Chief Executive Officer and Deputy CEO & Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2020, our internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In 2019, we decided to adopt U.S. GAAP since our business activity is primarily in the U.S. as well as our activity in the U.S. capital markets.

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

Kost Forer Gabbay and Kasierer, a member of Ernst and Young Global has served as our principal independent registered public accounting firm for the year ended December 31, 2020 and the quarter period ending on September 30 2020.

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the year ended December 31, 2019 and the two quarters period ending on March 31 2020 and June 2020.

The following table provides information regarding fees paid by us to Kost Forer Gabbay and Kasierer and/or other member firms of Ernst and Young Global  and to Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
(USD in thousands)
Audit fees (1)	175	165
Tax fees(2)	9	2
All other fees	16	—

Total	200	167

(1)	The audit fees for the years ended December 31, 2020 and 2019 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiary, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2020 and 2019 were for services related to tax advice, including assistance with tax audit.

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

Effective on October 13, 2020, we dismissed Kesselman & Kesselman as our independent registered public accounting firm. Kesselman & Kesselman’s report on the financial statements for the fiscal years ended December 31, 2018 and 2019, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle, other than to include an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2018 and 2019, and in the subsequent interim periods through October 13, 2020, the date of dismissal of Kesselman & Kesselman, there were no disagreements with Kesselman & Kesselman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction, would have caused them to make reference to the subject matter of the disagreements in its report on the financial statements for such year. During the fiscal years ended December 31, 2018 and 2019, and in the subsequent interim period through October 13, 2020, the date of dismissal of Kesselman & Kesselman, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. Kesselman & Kesselman provided us with a letter, dated February 16, 2021, addressed to the Commission stating that it agreed with the above disclosure. The change in auditors was approved at a general meeting of our shareholders and was put to shareholder vote by our board of directors based upon the recommendation of the audit committee.

Effective October 13, 2020, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, or Kost Forer, was appointed as our new independent registered public accounting firm.

During the fiscal years ended December 31, 2018 and 2019, and the subsequent interim period prior to the engagement of Kost Forer, we did not consult Kost Forer regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(v)) of Regulation S-K or a reportable event (as defined in Item 304(a)(1)(v)) of Regulation S-K.

ITEM 16G.	CORPORATE GOVERNANCE

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the Nasdaq Capital Market are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, compensation committee, compensation policy, company’s auditors, and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of the ADSs on the Nasdaq Capital Market. Under the Nasdaq Listing Rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Nasdaq Capital Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

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

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

1.2*	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original).

2.1	Description of Securities Registered under Section 12 (included as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporate herein by reference).

2.2	Form of Deposit Agreement by and between the Company and Bank of New York Mellon (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference).

2.3	Specimen ADR Certificate (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference)

4.1	Form of Letter of Exemption and Form of Letter of Indemnification (unofficial English translation from Hebrew original) (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.2†	Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.3#	Employee Share Ownership and Option Plan (2010) (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.4#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.5#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.7	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.12	Form of Warrant to be issued by the Company to Alpha Capital Anstalt in the third closing under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.13 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.13	Form of Pre-Funded Warrant issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.14 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.14	Form of Side Agreement between the Company and Alpha Capital Anstalt (included as Exhibit 10.15 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.15	Registration Rights Agreement dated as of October 26, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.11 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.17	Warrant dated March 7, 2018 issued to Meitav Dash Provident Funds and Pension Ltd. in the third closing under the Securities Purchase Agreement dated as of November 8, 2017 between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.18 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.18	Side Agreement between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.19 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.20	Warrant dated March 7, 2018 issued to Ami Sagy in the third closing under the Securities Purchase Agreement dated as of November 9, 2017 between the Company and Ami Sagy and Pension Ltd. (included as Exhibit 4.21 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.21	Side Agreement between the Company and Ami Sagy (included as Exhibit 4.22 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.23†	Rental Agreement, dated November 15, 2018, as amended (unofficial English translation from Hebrew original) (included as Exhibit 4.24 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.26	Form of Price Protection Agreement between the Company and Amy Sagy (included as Exhibit 4.26 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.27	Form of Price Protection Agreement between the Company and U.S. Investors (included as Exhibit 4.27 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.28	Form of Registration Rights Agreement (included as Exhibit 4.28 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.29	Form of Warrant issued by the Company to Amy Sagy and U.S. Investors pursuant to the Convertible Loan Agreement (included as Exhibit 4.29 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.30	Form of Securities Purchase Agreement dated as of February 11, 2021 by and between the Company and the Purchasers named therein (included as Exhibit 10.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on February 17, 2021, and incorporated herein by reference).

8.1	Subsidiaries of the Company (included as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

15.2*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.

16.1*	Letter from Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited

101	The following financial information from CollPlant Biotechnologies Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statement of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: March 26, 2021	By:	/s/ Eran Rotem
Eran Rotem
Deputy CEO and Chief Financial Officer

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CollPlant Biotechnologies Ltd. (the Company) as of December 31, 2020, the related consolidated statement of comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel Aviv, Israel
March 26, 2021

We have served as the Company’s auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CollPlant Biotechnologies Ltd. and its subsidiary (the “Company”) as of December 31, 2019, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1a to the consolidated financial statements (not presented herein), the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1a (not presented herein). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
A member firm of PricewaterhouseCoopers International Limited

We served as the Company's auditor from 2005 to 2020.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

		December 31,
	Note	2020	2019
Assets
Current assets:
Cash and cash equivalents		$3,333	$3,791
Restricted deposit		12	12
Trade receivables		830	79
Other accounts receivable and prepaid expenses	11a	239	270
Inventory	5	1,262	888
Total current assets		5,676	5,040
Non-current assets:
Restricted deposit		181	168
Operating lease right-of-use assets	6	2,796	3,215
Property and equipment, net	4	2,106	2,329
Intangible assets		82	-
Total non-current assets		5,165	5,712
Total assets		$10,841	$10,752

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

		December 31,
	Note	2020	2019
Liabilities and shareholders’ equity
Current liabilities:
Current maturity of loan		$-	$24
Trade payables	11b	798	833
Operating lease liabilities	6	440	455
Deferred revenues		207	942
Accrued liabilities and other	11c	1,943	1,203
Total current liabilities		3,388	3,457
Non-current liabilities:
Derivatives liability	3	28	68
Operating lease liabilities	6	2,948	3,139
Total non-current liabilities		2,976	3,207
Total liabilities		6,364	6,664

Commitments and contingencies	7

Shareholders’ Equity:	9
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2020 and December 31, 2019; issued and outstanding: 6,963,838 and 5,670,829 ordinary shares as of December 31, 2020 and December 31, 2019, respectively		2,933	2,368
Additional paid in capital and warrants		75,547	69,949
Currency translation differences		(969)	(969)
Accumulated deficit		(73,034)	(67,260)
Total shareholders’ equity		4,477	4,088
Total liabilities and shareholders’ equity		$10,841	$10,752

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2020	2019	2018
Revenues	11d	$6,137	$2,318	$5,014
Cost of revenues		3,002	1,879	1,659
Gross Profit		3,135	439	3,355

Operating expenses:
Research and development, net	11f	4,065	4,414	3,877
General, administrative and marketing	11g	4,669	3,656	3,723
Total operating loss		5,599	7, 631	4,245
Financial expenses	11h	34	3,303	2,180
Financial income		40	-	-
Exchange differences		181	230	(176)
Financial expenses, net		175	3,533	2,004
Loss for the period		$5,774	$11,164	$6,249
Other comprehensive loss:
Currency translation differences		-	-	(557)
Total comprehensive loss for the period		5,774	11,164	6,806
Basic and diluted loss per ordinary share		0.84	2.23	1.43
Weighted average number of shares outstanding used in computation of basic and diluted loss per share		6,886,955	4,986,381	4,384,585

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital and warrants		Currency translation differences	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AT JANUARY 1, 2018	3,336,326	$1,382		$54,048	$(412)	$(49,847)	$5,171
CHANGES DURING 2018:
Issuance of ordinary shares and warrants, net of issuance costs of $100	309,387	129		2,648	-	-	2,777
Conversion of debentures to prepaid warrants	-	-		3,267	-	-	3,267
Conversion of prepaid warrants to ordinary shares	165,000	68		(68)	-	-	-
Shares issued for services	4,000	1		7	-	-	8
Share-based compensation	-	-		1,003	-	-	1,003
Loss for the period	-	$-	$		$(557)	$(6,249)	$(6,806)
BALANCE AT DECEMBER 31, 2018	3,814,713	1,580		60,905	(969)	(56,096)	5,420
CHANGES DURING 2019:
Issuance of ordinary shares and warrants	1,800,040	763		6,602	-	-	7,365
Classification of warrants from equity to liability, see note 2c	-	-		(1,804)	-	-	(1,804)
Classification of warrants from liability to equity, see note 9 - A(2)	-	-		3,139	-	-	3,139
Conversion of prepaid warrants to ordinary shares	50,000	22		(22)	-	-	-
Exercise of options	6,076	3		4	-	-	7
Share-based compensation	-	-		1,125	-	-	1,125
Loss for the period	-	-		-	-	(11,164)	(11,164)
BALANCE AT DECEMBER 31, 2019	5,670,829	$2,368		$69,949	$(969)	$(67,260)	$4,088
CHANGES DURING 2020:
Issuance of ordinary shares and warrants, net of issuance costs of $50	445,000	195		4,205	-	-	4,400
Conversion of prepaid warrants to ordinary shares, see note 9 - A(2)	811,085	355		(355)	-	-	-
Exercise of options	21,495	9		80	-	-	89
Shares issued for services	15,429	6		63			69
Share-based compensation	-	-		1,605	-	-	1,605
Loss for the period	-	-		-	-	(5,774)	(5,774)
BALANCE AT DECEMBER 31, 2020	6,963,838	$2,933		$75,547	$(969)	$(73,034)	$4,477

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	$(4,451)	$(5,703)	$(1,217)
Net cash used in operating activities	(4,451)	(5,703)	(1,217)
Cash flows from investing activities:
Purchase of intangible assets	(82)	-	-
Purchase of property and equipment	(437)	(1,491)	(832)
Proceeds from sale of property and equipment	-	30	-
Net cash used in investing activities	(519)	(1,461)	(832)
Cash flows from financing activities:
Proceeds from issuance of shares, warrants and debentures, less issuance expenses	4,400	5,440	2,777
Exercise of options into shares	89	7	-
Loan received	-	-	58
Loan repaid	(24)	(20)	(12
Payments made for equipment on financing terms	-	(17)	(70)
Net cash provided by financing activities	4,465	5,410	2,753
Increase (Decrease) in cash and cash equivalents and restricted deposits	(505)	(1,754	704
Cash and cash equivalents and restricted deposits at the beginning of the year	3,971	5,663	5,284
Exchange differences on cash and cash equivalents and restricted deposits	60	(62)	(325)
Cash and cash equivalents and restricted deposits at the end of the year	$3,526	$3,971	$5,663

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019	2018
Appendix to the statement of cash flows
A. Net cash used in operations:
Loss	$(5,774)	$(11,164)	$(6,249)
Adjustments for:
Depreciation and amortization	660	539	342
Share-based compensation to employees and consultants	1,674	1,125	1,434
Exchange differences on cash and cash equivalents	(60)	(62)	(184)
Financial expenses (income) related to financial instruments	(40)	3,230	2,293
Net change of operating lease accounts	213	382	-
	(3,327)	(5,950)	(2,364)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(751)	437	(439)
Increase in inventory	(374)	(74)	(653)
Decrease in other receivables	31	35	220
Increase (decrease) in trade payables	(35)	228	(112)
Increase in accrued liabilities and other payables	740	629	99
Increase (decrease) in deferred revenues (including long term deferred revenues)	(735)	(1,008)	2,032
	(1,124)	247	(1,147)
Net cash used in operations	$(4,451)	$(5,703)	$(1,217)
B. Supplementary information on investing and financing activities not involving cash flows:
Conversion of debentures to pre-paid warrants	-	-	3,267
Conversion of pre-paid warrants to ordinary shares	355	22	68
Obtaining right of use assets in exchange for a lease liability	23	97	-
Exercise of anti-dilution derivatives	-	2,024	-
Classification of warrants from liabilities to equity, net	-	1,335	-

C. Reconciliation of Cash, cash equivalents and restricted cash at the end of the year

Cash and cash equivalents	3,333	3,791	5,354
Restricted deposits (including long term)	193	180	309
Total cash and cash equivalents and restricted deposits	$3,526	$3,971	$5,663

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - GENERAL

a.

CollPlant Biotechnologies Ltd. (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and sales of (i) the BioInk product for the development of 3D bioprinting of organs and tissues, (ii) sales of rhCollagen for the medical aesthetics market, and (iii) sales in Europe of the products for tendinopathy and wound healing.

The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Biotechnologies Ltd. and CollPlant Ltd. will be referred to hereinafter as “the Company” and “CollPlant”, respectively). Since January 31, 2018, the Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market.

b.	2021 Public Offering

On February 17, 2021, the Company completed a registered direct offering providing for the sale and issuance of an aggregate of 2,000,000 ADSs at a purchase price of $17.50 per ADS, for aggregate gross proceeds of $35,000, before deducting investment bank commissions of 7% and estimated offering expenses of approximately $800 payable by the Company (See also note 12(c)).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and include the accounts of Collplant Biotechnologies Ltd. and its wholly-owned subsidiary.

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

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions. The full extent to which the COVID-19 pandemic will directly or indirectly impact the global economy, the lasting social effects, and impact on our business, results of operations, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. As of the date of issuance of these consolidated financial statements, we are not aware of any specific event or circumstance related to COVID-19 that would require us to update our estimates or judgments or adjust the carrying value of our assets or liabilities.

c.	Functional currency

From the Company’s inception through December 31, 2018, the Company and its subsidiary’s functional currency was the New Israeli Shekel (NIS). Management conducted a review of the functional currency of the Company and its subsidiary and concluded that the functional currency changed from the NIS to the U.S. dollar, effective January 1, 2019. This change was based on an assessment by Company management that the U.S. dollar became the primary currency of the economic environment in which the Company and its subsidiary operates. Accordingly, the U.S. dollar is the functional currency of the Company and its consolidated subsidiary. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at exchange rates in effect at the end of each period. Foreign currency transaction gains and losses from these remeasurements are recognized in financial expense, net, within the consolidated statements of operations. Foreign currency transactions resulted in net loss of $181, $230 for the years ended December 31, 2020, 2019, respectively and net income of $176 for the year ended December 31, 2018.

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

The consolidated financial statements include the accounts of the Company and CollPlant Ltd. All inter-company transactions and balances have been eliminated in consolidation.

e.	Segments

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company determined it operates in one operating segment and one reportable segment, as its chief operating decision maker reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance.

f.	Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

g.	Restricted deposits

The Company’s considers as restricted deposits long term and short term collaterals related to the Company’s lease contracts and credit card.

h.	Trade receivables

Trade receivables are stated net of credit losses allowance. The Company is exposed to credit losses primarily through sales of products. The allowance against gross trade receivables reflects the current expected credit loss inherent in the receivables portfolio determined based on the Company’s methodology. The Company’s methodology is based on historical experience, customer creditworthiness, current and future economic condition and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company also considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic and determined that the estimate of credit losses was not significantly impacted. The Company’s assessment for credit loss is negligible.

i.	Inventory

Inventory is measured at the lower of cost and net realizable value.

Inventory management is based on the first-in first-out (FIFO) principle. Inventory costing is based on the moving average costing method. In the case of purchased goods and work in process, costs include raw materials, direct labor, share based compensation and other direct costs and fixed production overheads (based on the normal operating capacity of the production facilities).

Net realizable value is the estimated selling price in the ordinary course of business, less variable attributable selling expenses.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Leases

The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets and current and non-current operating lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will either exercise or not exercise the option to renew or terminate the lease. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company also elected the practical expedient to not separate lease and non-lease components for its leases (see also Note 6).

k.	Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)	The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life.

3)	All Company’s property and equipment is located in Israel. The depreciation period is as follows:

Years
Computer equipment	3
Greenhouse equipment*	4 - 10
Office furniture	7 - 17
Laboratory equipment	4 - 5
Leasehold improvements	**
Vehicles	4-7

*	Greenhouse equipment - agricultural equipment used in the tobacco production greenhouse.

**	Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or useful economic life.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Impairment of long-lived assets

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

For the three years ended December 31, 2020, the Company did not recognize an impairment loss for its long-lived assets.

m.	Intangible assets

The Company capitalizes development costs incurred during the application development stage that are related to internal use technology. Under ASC 350-40, internal-use software capitalization begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose.

The Company expects to amortize the asset after completion of the development stage over a period of 3 years.

Cost capitalized to internal use software include sub-contractors services and employee salary expenses.

n.	Share-based compensation

The Company accounts for employees’ share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach.

The Company elected to account for forfeitures as they occur.

o.	Research and development expenses

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Grants received from Israel Innovation Authority (hereafter - “IIA”), are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant was deducted from the research and development expenses as the applicable costs are incurred, and presented in R&D expenses, net. See Note 7(a).

Research and development expenses, net for the year ended December 31, 2020 did not include participation in research and development expenses.

Research and development expenses, net for the years ended December 31, 2019 and 2018, include participation in research and development expenses in the amount of approximately $28 and $327, respectively.

p.	Revenue recognition

Under ASC 606, a contract with a customer exists only when: the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations and may include an option to provide products or services.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

For contracts with more than one performance obligation the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer.

1.	Revenues from sale of goods

The Company recognizes revenues from selling goods at a point in time when control over the product is transferred to customers (upon delivery). The goods are products based on the Company’s rhCollagen, and include the BioInk product for the development of 3D bioprinting of organs and tissues and products for tendinopathy and wound healing.

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

On October 19, 2018, the Company signed a License, Development and Commercialization Agreement (the “License Agreement”) with Lung Biotechnology PBC (“LB”) (see also Note 8).

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

The transaction price included an up-front paid amount of $5,000 and reimbursement for part of the costs related to the IIA in an amount of $1,000, as well as variable considerations contingent upon LB achieving certain milestones, sales-based royalties and additional reimbursement of costs related to payments made by CollPlant to the IIA (“Variable Consideration”). The Company estimates variable consideration using the most likely method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

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

In September 2020, LB expanded the collaboration with the exercise of its option to cover a second lifesaving organ, human kidneys. LB paid CollPlant $3,000 for the option exercise. The Company has identified the transaction as performance obligations to grant license and use of its IP (“License”) for additional organ;

Under the agreement, the Company is entitled to receive partial reimbursement for royalties expenses paid to the IIA. Such reimbursements are recorded as revenues.

On February 24, 2021, CollPlant received a notice of termination from LB of the License Agreement, effective as of March 26, 2021.

q.	Income taxes

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

r.	Loss per share

Basic loss per share is computed on the basis of the net loss, adjusted to recognize the effect of a down-round feature when it is triggered, for the period divided by the weighted average number of ordinary shares and prepaid warrants outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include options, warrants and convertible bonds exercisable into 4,008,007 shares, 3,536,495 shares and 2,299,684 shares for the years ended December 31, 2020, 2019 and 2018, respectively, because the effect would be anti-dilutive.

s.	Fair value measurement

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

The carrying amount of the derivatives liability are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus are classified as Level 3 financial instruments as disclosed in Note 3 below.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Newly issued and recently adopted accounting pronouncements:

As an “emerging growth company,” the Company can delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected not to avail itself of an exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards.

1)

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 requires that expected credit losses relating to financial assets be measured on an amortized cost basis be recorded through an allowance for credit losses. ASU 2016-13 also requires an investor to determine whether a decline in the fair value below the amortized cost basis (i.e., impairment) of an available for sale debt security is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in OCI, net of applicable taxes. However, if an entity intends to sell an impaired available for sell debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

Credit-related impairment is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The Company adopted ASU 2016-13 using the modified retrospective approach as of January 1, 2020. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

2)

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

3)

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the new guidance and estimates that there will be no material impact on its consolidated financial statements.

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

The Company’s financial liability at fair value through profit or loss is the anti-dilution derivatives, classified as liabilities, and amounted to $28 and $68 as of December 31, 2020 and 2019, respectively.

The following table presents the assumptions that were used for the models as of December 31, 2020 and 2019:

	Ami Sagy*		US investors - 2019 agreement
	2020	2019	2020	2019
Probability	3%	3%	3%	3%

Expected volatility	71.19%	59.58%	70.78%	59.58%
Risk free interest rate	0.12%	1.62%	0.12%	1.62%
Expected term (years)	1.68	2.68	1.68	2.68

B.	Financial instruments in level 3

The following table presents the Level 3 anti-dilution instrument roll-forward:

	2020	2019
Opening balance as of beginning of year	$(68)	$(97)
Issuance	-	(100)
Exercise of anti-dilution derivatives	-	2,024
Gain (loss) from changes in fair value of financial instruments	40	(1,895)
Closing balance as of end of year	$(28)	$(68)

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - FAIR VALUE MEASUREMENTS (continued)

The following table presents the Level 3 warrants roll-forward:

2019
Opening balance as of beginning of year	$-
Classification of warrants from equity to liability	(1,804)
Loss from changes in fair value of financial instruments	(1,335)
Classification of warrants from liability to equity	3,139
Closing balance as of end of year	$-

NOTE 4 - PROPERTY AND EQUIPMENT

	December 31
	2020	2019
Cost:
Laboratory equipment	$1,882	$1,631
Greenhouse equipment	713	713
Computer equipment	280	267
Office furniture	195	181
Leasehold improvements	2,431	2,271
Vehicles	84	84
	5,585	5,147
Less:
Accumulated depreciation	(3,479)	(2,818)
Property and Equipment, net	$2,106	$2,329

Depreciation expense totalled $660, $539 and $342 for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

During the year ended December 31, 2019, the Company disposed of property and equipment in the net amount of $30. In the years ended December 31, 2020 and 2018 there was no disposal of fixed assets booked to the Company’s financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - INVENTORY

a.	Inventories at December 31, 2020 and 2019 consisted of the following:

	December 31,
	2020	2019
Work in progress	$391	$422
Finished goods’	871	466
Total inventory	$1,262	$888

b.	During the year ended December 31, 2020 and 2019, the Company recorded approximately $55 and $44 for write-down of inventory under cost of goods sold. There was no write down in 2018.

NOTE 6 - OPERATING LEASES

1)	On November 15, 2018, the Company signed a new lease agreement for the Company’s new offices located in Rehovot which expires in April 2024, for a monthly payment of NIS 89 thousand, (approximately $25), with an option to extend for five additional years. In addition, as part of the lease agreement the Company did not carry the monthly rent payment during the first five months of the lease agreement and was reimbursed for its building adjustments costs in the amount of $689.

As collateral for the lease agreement, a restricted deposit was pledged in favor of the property owner. The balance of the restricted deposit as of December 31, 2020 amounted to $181. The deposit is classified as a non-current asset.

On July 28, 2016, the Company signed a lease agreement for additional space designated for its development and production activities in Rehovot. The lease was for three years with an option to extend for four additional years, in return for a monthly payment of NIS 30 thousand (approximately $8.5). On March 24, 2019, the Company exercised its first option to extend the lease period for an additional 16 months commencing July 1, 2019. On September 8, 2020, the Company exercised its second option to extend the lease period for an additional 3 years commencing October 19, 2020.

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

Operating leases cost for rental space and vehicles for the year ended December 31, 2020 totalled $633. Rent expense for the years ended December 31, 2019 and 2018 was approximately $619 and $331, respectively.

The operating lease costs include variable lease payments of $9 in 2019.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2020	2019
Operating cash flows from operating leases	$657	505

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2020	2019
Operating Leases
Operating lease right-of-use assets	$2,796	$3,215

Current lease liabilities	$440	$455
Non-current lease liabilities	2,948	3,139
Total lease liabilities	$3,388	$3,594

Weighted Average Remaining Lease Term
Operating leases	7.5 years	8.4 years

Weighted Average Discount Rate
Operating leases	7.3%	7.3%

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - OPERATING LEASES (continued)

As of December 31, 2020, the maturities of lease liabilities were as follows:

Operating leases
Year ending December 31,
2021	$649
2022	622
2023	568
2024	484
2025 and thereafter	2,038
Total lease payments	4,361
Less - imputed interests	(973)
Total	3,388

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 - COMMITMENTS

a.	Commitment to pay royalties to the government of Israel

The Company received grants from the IIA for research and development funding until the year 2019, and therefore is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”, formerly known as the Law for the Encouragement of Research and Development in Industry). Under the Innovation Law the rate of royalties varies between 3% to 5% computed based on the revenues from the products that their development was also funded by grants from the IIA. In addition, revenues from certain milestone under the LB license, development and commercialization agreement were subject to royalties rate of 24.8%. Such commitment is up to the amount of grants received (dollar linked), plus interest at annual rate based on LIBOR. Pursuant to the Innovation Law there are restrictions regarding intellectual property and manufacturing outside of Israel, unless approval is received, and additional payments are made to the IIA.

The Company did not apply for grants from the IIA since 2019. For the years ended December 31, 2020, 2019 and 2018, the Company recorded royalties expenses of $795, $43 and $1,263, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of comprehensive loss as a component of cost of revenue.

As of December 31, 2020, the maximum total royalty amount payable by the Company under IIA funding arrangement is approximately $8,500 (without interest).

b.	Contingent liability

On September 6, 2017, the Company received a VAT assessment from the Israel Tax Authority according to which the Company is required to pay tax in the amount of $434 (including linkage differentials and interest) for the years 2012-2016. The Company disputed the position of the Israel Tax Authority resulting in the latter to increase its VAT assessment and require the Company to pay tax in the amount of $521 (including linkage differentials and interest) for the abovementioned period. The Company has appealed the entire assessment to the District Court, in view of its position that it is not liable for the entire tax requirement. As of December 31, 2019, the Company has recorded a provision of $145 in relation to the VAT assessment to general and administrative expenses. On February 11, 2020, the Company reached a settlement agreement with the Israel Tax Authority, which was approved by the court. According to the settlement agreement, in 2020, the Company paid in full a final amount of $116 to the Israel Tax Authority.

NOTE 8 - LICENSE DEVELOPMENT AND COMMERCIALIZATION AGREEMENTS

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

NOTE 8 - LICENSE DEVELOPMENT AND COMMERCIALIZATION AGREEMENTS (continued)

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

On September 14, 2020, LB exercised its option to cover a second lifesaving organ, human kidneys (one of the “Option Products”) and paid CollPlant $3,000 for the option exercise, which was recognized as revenue in the statement of operation.

The option exercise granted LB an exclusive license to the Company’s technology for the production and use of rhCollagen-based BioInk for 3D bioprinting of human kidneys.

Unless earlier terminated, the License Agreement will continue in effect on a Covered Product-by-Covered Product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a Covered Product in a particular country, and (ii) 12 years from the first commercial sale of such Covered Product in such country. Following expiration (unless earlier terminated), the licenses granted to LB in the License Agreement will continue on a fully paid-up, irrevocable basis. The License Agreement may be terminated early by either party for material breach or bankruptcy. In addition, CollPlant may terminate the License Agreement in the case of a challenge made by LB, its affiliates or sub-licensees with respect to a CollPlant patent covering a Covered Product or if LB and its affiliates and sub-licensees discontinue development and commercialization of all Covered Products for at least one year. LB may terminate the License Agreement at any time upon 30 days’ written notice with respect to the entirety of the License Agreement and upon 30 days’ written notice with respect to its license and other rights under the License Agreement relating to one or more CollPlant patents, on a patent-by-patent and country-by-country basis.On February 24, 2021, CollPlant received a notice of termination from LB of the License Agreement, effective as of March 26, 2021.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL

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

On March 1, 2018, an extraordinary general meeting of the shareholders of the Company approved the increase of the authorized share capital of the Company by 5,000,000 ordinary shares to 15,000,000 ordinary shares, par value NIS 0.03 per share. On October 27 2019, the Company’s shareholders approved the increase of the authorized share capital of the Company by 15,000,000 ordinary shares to 30,000,000 ordinary shares NIS 1.50 par value.

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

2)	Changes in share capital:

a)

On September 6, 2017, the Company signed a securities purchase agreement (the “Alpha Purchase Agreement”) with Alpha Capital Anstalt (“Alpha”), pursuant to which the Company agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue to Alpha, in a private placement, certain securities, in three tranches, as follows: (i) at the first closing, which was completed on October 26, 2017, ordinary shares and a Convertible Debenture (“Debenture”), for a purchase price of $2,000 (ii) at the second closing, which was completed on December 31, 2017 and which was subject, among other things, to approval of the private placement by the Company’s shareholders, a Debenture for a purchase price of $2,000, and (iii) at the third closing, which was completed on April 30, 2018, which was subject, among other things, to the listing of the Company’s ADSs for trading on the NASDAQ and to the receipt of shareholder and option holder approval to adopt the provisions of Chapter E3 of the Israeli Securities Law of 1968 (which allows the Company to report in Israel in accordance with U.S. reporting requirements) (“Dual Reporting Approval”), ordinary shares and/or a Debenture for a purchase price of $1,000, and a warrant (the “Alpha Warrant”) to purchase 992,149 ordinary shares represented by 992,149 ADSs exercisable for a period of five years from the date of issuance at an exercise price of approximately $10.15 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise).

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

On April 30, 2018, the Company completed the third closing of the Alpha Purchase Agreement, which resulted in the issuance to Alpha of a pre-paid warrant to purchase 198,430 ordinary shares represented by 198,430 ADSs and the Alpha Warrant to purchase up to 992,149 ordinary shares represented by 992,149 ADSs, at an exercise price of $10.28 per ADS, for gross proceeds of $1,000. In 2018, Alpha converted a pre-paid warrant to purchase 165,000 ordinary shares into 165,000 ordinary shares, in 2019 Alpha converted a pre-paid warrant to purchase 50,000 ordinary shares into 50,000 ordinary shares and in 2020 Alpha converted the remaining of the prepaid warrants and converted a pre-paid warrant to purchase 811,085 ordinary shares into 811,085 ordinary shares.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

As part of the first and second closings, and included within the ordinary shares and Debentures issued at the first and second closings, the Company issued an aggregate of 21,610 ordinary shares and Debentures convertible into 116,726 ordinary shares in connection with services Alpha provided to the Company. These issuances, having a fair market value of $871, were accounted as share-based compensation. $435 was recognized as an expense within “general, administrative and marketing expenses” in the statements of comprehensive loss in each of the years 2017 and 2018.

Under the Alpha Purchase Agreement, Alpha was also granted certain rights, including, among other things, anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price. The anti-dilution was accounted as derivatives measured in fair value, see Note 3.

On October 27, 2019, as a result of a share issuance to certain private investors, the warrant exercise price was reduced to $4.00 per share. In addition, the reduction in exercise price to become denominated in USD, resulted in the instrument being reclassified from a financial liability to equity.

In the first quarter of 2021, Alpha exercised 650,000 warrants into 650,000 ADS in return of $2,600.

b)

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

The warrant may be exercised for a period of five years from issuance at an initial exercise price of approximately $11.57 per ADS, subject to adjustment as further described below.

Under the Meitav Dash Purchase Agreement, Meitav Dash was also granted certain rights, including, among others, anti-dilution protection in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

On October 27, 2019, as a result of a share issuance to certain private investors, the warrant exercise price was reduced to $4.00 per share. In addition, the reduction in exercise price to become denominated in USD, resulted in the instrument being reclassified from a financial liability to equity.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

c)	On November 9, 2017, the Company signed a securities purchase agreement (the “Sagy Purchase Agreement”) with Ami Sagy, one of the Company’s shareholders, pursuant to which the Company agreed, upon the terms and subject to the conditions of the Sagy Purchase Agreement, to issue to Ami Sagy in a private placement certain securities in two tranches as follows: (i) at the first closing, which closed on December 26, 2017, 186,000 ordinary shares, for gross proceeds of $1,066, and (ii) at the second closing, which closed on March 7, 2018 and which was subject, among other things, to the listing of the Company’s ADSs for trading on the Nasdaq and to Dual Reporting Approval, for no additional consideration, the Company will issue warrants exercisable into 186,000 of its ordinary shares.

The Company completed the first closing on December 26, 2017 which resulted in the issuance to Ami Sagy of an aggregate of 186,000 ordinary shares for gross proceeds of $1,066 and on March 7, 2018, the Company completed the second closing which resulted in the issuance to Ami Sagy of a warrant to purchase 186,000 ordinary shares.

The warrant may be exercised for a period of five years from issuance at an initial exercise price of approximately $11.57 per ADS, subject to adjustment as further described below.

Under the Sagy Purchase Agreement, Ami Sagy was also granted certain rights, including, among other things, anti-dilution protection in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price, see Note 3.

On October 27, 2019, as a result of a share issuance to certain private investors, the warrant exercise price was reduced to $4.00 per share. In addition, the reduction in exercise price to become denominated in USD, resulted in the instrument being reclassified from a financial liability to equity.

d)	On January 18, 2018, the Company signed Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 86,887 ordinary shares for total gross consideration of $634 to the following three investors: (i) Alpha for the purchase of 25,506 ordinary shares for $186; (ii) Ami Sagy for the purchase of 40,920 ordinary shares for $299; and (iii) Docor International BV for the purchase of 20,460 ordinary shares for $149. Closing occurred on January 25, 2018.

e)

On March 20, 2018, the board of directors resolved to delist all of Company’s securities from trading on the Tel Aviv Stock Exchange (“TASE”). In accordance with the Israeli Securities Law and the rules of the TASE, as the Company had four different series of warrants traded on the TASE, and in order to effectuate the resolution, the Company was required to enter into an arrangement between the Company, shareholders and the holders of warrants, pursuant to Section 350 of the Israeli Companies Law.

On April 16, 2018, the Company petitioned the District Court of Lod, Israel (the “Court”), to approve the convening of a shareholders’ meeting and meetings of holders of Series I Warrants and Series K Warrants, in order to approve an arrangement for the delisting of all of Company securities from TASE and the reduction of the exercise price of Series I and Series K Warrants to approximately $5.7 each (the “Arrangement”). The holders of Series G Warrants and Series H Warrants were not part to the Arrangement as such warrants expired before the expected date of the delisting of the Company’s securities from the TASE. On July 29 2018, the Court approved the Arrangement, following its approval by the different meetings of shareholders and holders of Series I and Series K Warrants. The last date of trading of the ordinary shares, Series I Warrants and Series K Warrants on the TASE was on October 29, 2018.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

f)	On July 11, 2018, following the Company’s board of directors and shareholders’ approval, the Company issued to Alpha a pre-paid warrant to purchase 21,200 ordinary shares represented by 21,200 ADSs, in connection with services Alpha provided to the Company. The issuance at a fair market value of $137 was accounted as share-based compensation and recognized as an expense within “general, administrative and marketing expenses” in the statements of operations.

g)	On July 26, 2018, the Company entered into a Securities Purchase Agreement with Ami Sagy, pursuant to which the Company issued on July 31, 2018, in a private placement, 222,500 ordinary shares for an aggregate purchase price of $1,245.

h)	On September 10, 2018, the Company signed a one year service agreement with a service provider according to which in return to its services the Company will pay a monthly retainer and issue a total of 12,000 restricted ADSs (12,000 ordinary shares) in 3 tranches of 4,000 ADSs (4,000 ordinary shares) each: (i) following the execution of the agreement, (ii) February 1, 2019, and (iii) June 1, 2019. If the agreement was cancelled prior to the issuance date the share balance would not be owed. The first tranche was completed on December 19, 2018. The second and third tranches were completed on January 10, 2020.

i)	On August 30, 2019, the Company entered into an agreement with Ami Sagy and certain U.S. investors for the issuance of shares and warrants in a form of a convertible loan agreements in the total amount of $6,500, as follows: (i) a convertible loan agreement with Ami Sagy, its largest shareholder (the “Sagy Agreement”), pursuant to which Mr. Sagy will provide a convertible loan to the Company in an amount of $3,000 in two tranches, and (ii) a convertible loan agreement with certain U.S. investors (the “U.S. Agreement”, and, together with the Sagy Agreement, the “Agreements”), pursuant to which such U.S. investors (the “U.S. Investors”) provided a loan to the Company in an amount of $3,500 in one tranche.

The Sagy Agreement provided that the transactions contemplated by the Sagy Agreement shall occur in three separate closings. On the first closing date, which occurred on September 3, 2019, Ami Sagy transferred to the Company the principal amount of $2,000. This amount was invested on account of the issuance in a form of convertible loan and was automatically converted into 500,000 ADSs at a conversion price of $4.00 per ADS on October 27, 2019. On the second closing date, which occurred on February 28, 2021, after the Company executed the Development, Exclusivity and Option Products Agreement (see note 12), the following occurred: (i) Ami Sagy transferred the Company an amount of $1,000 by way of an equity investment, and (ii) the Company issued to Ami Sagy 250,000 ADSs representing 250,000 ordinary shares and a warrants to purchase up to 250,000 ADSs representing 250,000 ordinary shares. On the third closing date, which was subject to shareholder approval and occurred on October 27, 2019, the Company issued to Ami Sagy a warrant to purchase up to 500,000 ADSs representing 500,000 ordinary shares. The consideration of the third closing is included in the principal amount received in the first closing.

The U.S. Agreement provided that the transactions contemplated by the U.S. Agreement shall occur in two separate closings. On the first closing date, which occurred on September 6, 2019, the U.S. Investors transferred to the Company the principal amount of $3,500. On the second closing date, which occurred on October 27, 2019, the following occurred: (i) the principal amount invested on account of the issuance in a form of convertible loan, was automatically converted into 875,000 ADSs at a conversion price equal to $4.00 per ADS, and (ii) the Company issued to the U.S. Investors warrants to purchase up to 875,000 ADSs representing 875,000 ordinary shares.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

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

The warrants issuable under the Agreements are exercisable at $4.00 per ADS and have a term of three years from the issuance date. The warrants are subject to adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, until the three-year anniversary of the first closing date, in the event of certain subsequent equity issuances at a price that is lower than the then applicable exercise price, the exercise price shall adjust to such lower price

Concurrently with the execution of the Agreements, the Company entered into Registration Rights Agreements with each of Ami Sagy and the U.S. Investors, pursuant to which the Company granted certain demand and piggyback registration rights with respect to the ordinary shares represented by the ADSs underlying the convertible loans and warrants.

On October 27, 2019, an extraordinary general meeting was held and the Company received the “shareholders’ approval” and subsequently issued the ADSs and warrants as mentioned above.

The Company also issued an aggregate of 175,039 ADSs to Mr. Sagy, and Meitav Dash, and 250,000 ADSs and 20,000 prepaid warrant to purchase up to 20,000 ADSs to Alpha in satisfaction of the price protection undertakings under the Alpha Purchase Agreement, the Meitav Dash Purchase Agreement and the Sagy Purchase Agreement.

J)	On February 14, 2020, the Company entered into a Securities Purchase Agreement with several accredited U.S. investors, pursuant to which the Company issued on March 6, 2020, in a private placement, 445,000 ordinary shares for an aggregate purchase price of $4,450.

B.	Share-based compensation:

1)

Option plan

In accordance with an option plan for employees and consultants (the “Option Plan”), as amended from time to time, employees and consultants of the Company will be granted options, each exercisable into one ordinary share of the Company of NIS 1.50. The ordinary shares that will be issued in accordance with the Option Plan will have the same rights as the other ordinary shares of the Company, immediately subsequent to their issue. An option that is not exercised within 10 years from the allotment date will expire, unless the board of directors extends its validity.

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

NOTE 9 - SHARE CAPITAL (continued)

2)	Options grants

a.	Option granted to employees and directors

In the years ended December 31, 2020, 2019 and 2018, the Company granted options as follows (amounts presented reflect the number of shares issued if the options will be exercised):

	Year ended December 31, 2020
	Award amount	Exercise price range	Vesting period	Expiration
Employees	317,909	$10.08	4 years	10 years
Directors	194,713	$9.12-11.06	4 years	10 years

	Year ended December 31, 2019
	Award amount	Exercise price range	Vesting period	Expiration
Employees	230,000	$5.07	4 years	7 years
Directors	301,390	$4.02-$5.07	4 years	7 years

	Year ended December 31, 2018
	Award amount	Exercise price Range*	Vesting period	Expiration
Employees	93,000	$5.87	4 years	7 years
Directors	63,000	$7.74	4 years	7 years

*	Exercise price range before reduction of exercise price as of October 27, 2019

	2020	2019	2018
Value of one ordinary share	$7.86-10.5	$5.7-$5.93	$5.34-$7.83
Dividend yield	0%	0%	0%
Expected volatility	66.12-66.41%	61.31%-62.56%	62.63%
Risk-free interest rate	0.45-0.52%	2%	2%
Expected term	6.11 years	4-5.5 years	4 years

The fair value of options granted during 2020, 2019 and 2018 was $2,952, $1,602 and $621, respectively.

The total unrecognized compensation cost of employee options at December 31, 2020 is $1,853, which is expected to be recognized over a weighted average period of 1.82 year.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

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

The following table summarizes the number of options granted to employees under the Option Plan for the years ended December 31, 2020, 2019 and 2018, and related information:

	2020		2019			2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price*		Number of options	Weighted average exercise price*
Options outstanding at the beginning of the year	721,361	$4.38	512,615	$15.09		385,115	$17.68
Granted	512,622	10.33	531,390	5.09		156,000	7.55
Exercised	(20,245)	4.13	(6,076)	1.30		-	-
Expired	-	-	(11,891)	23.83		(2,500)	24.01
Forfeited	(14,961)	7.93	(304,677)	5.84		(26,000)	7.42
Options outstanding at the end of the year	1,198,777	6.88	721,361	$4.38	*	512,615	$15.09
Options exercisable at the end of the year	477,611	$4.25	310,093	$4.02	*	211,906	$20.28

*	After repricing- see Note 9 - (B)(2)(a).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

b.	Option granted to non-employees

The fair value of options granted to non-employees in 2019 and 2018 were $16 and $13, respectively. The underlying data used for computing the fair value of the options are as follows:

	2020	2019	2018
Value of one ordinary share	$-	$5.93	5.36
Dividend yield	-	0%	0%
Expected volatility	-	62%	58%
Risk-free interest rate	-	2%	2%
Expected term	-	4 years	4 years

The following table summarizes the number of options granted to non-employees under the Option Plan for the years ended December 31, 2020, 2019 and 2018, and related information. Amounts presented reflect the number of shares issued if the options will be exercised:

	2020		2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price*	Number of options	Weighted average exercise price*
Options outstanding at the beginning of the year	23,664	$27.44	18,664	$33.44	13,664	$43.52
Granted	-	-	5,000	5.07	5,000	5.87
Exercised	(1,250)	5.07	-	-	-	-
Expired	(4,332)	61.85	-	-	-	-
Options outstanding at the end of the year	18,082	$17.97	23,664	$27.44	18,664	$33.44
Options exercisable at the end of the year	8,057	$18.42	10,202	$46.03	8,165	$51.21

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2020:

December 31,2020
Options outstanding			Options exercisable
Exercise prices *	Number of options outstanding at end of year	Weighted average remaining contractual Life	Number of options exercisable at end of year	Weighted average remaining contractual life
$65.06	1,333	0.13	1,333	0.13
64.85	1,333	0.13	1,333	0.13
27.99	6,666	4.38	1,329	4.33
6.84	5,000	4.33	-	-
11.06	162,713	9.11	-	-
10.08	309,409	9.41	-	-
9.12	32,000	9.66	-	-
5.07	239,250	2.65	103,963	1.48
$4.02	459,155	4.07	357,217	4.02
	1,216,859

*	In U.S. dollars per Ordinary Share.

c.	The aggregate intrinsic value of the total exercisable options as of December 31, 2020 is approximately $2,882. The aggregate intrinsic value of the options exercised in 2020 is approximately $114.

d.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2020	2019	2018
Cost of revenues	$66	$-	$-
Research and development expenses	464	549	$457
General, administrative and marketing expenses	1,075	576	977
	$1,605	$1,125	$1,434

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - INCOME TAX

The Company and its subsidiary are taxed under Israel tax laws:

A.	Tax rates

The corporate tax rates applicable for the years 2018-2020,is 23%.

B.	Tax assessments

The Company and its subsidiary have tax assessments that are considered to be final through tax year 2015.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2020, CollPlant Biotechnologies Ltd. and CollPlant Ltd had approximately $6,165, and $51,096, respectively, of net carry forward tax losses which are available to reduce future taxable income with no limited period of use.

D.	Deferred income taxes

	As of December 31,
	2020	2019
In respect of:
Net operating loss carry forward	$13,170	$12,607
Research and development expenses	820	801
Valuation of financial instruments	(10)	-
Less – valuation allowance	(13,980)	(13,408)
Net deferred tax assets	$-	$-

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - INCOME TAX (continued)

F.	Uncertain tax positions

As of December 31, 2020 and 2019, the Company does not have a provision for uncertain tax positions.

G.	Roll forward of valuation allowance:

Balance at January 1, 2018	$11,155
Additions	(232)
Balance at December 31, 2018	$10,923
Additions	2,485
Balance at December 31, 2019	$13,408
Additions	572
Balance at December 31, 2020	$13,980

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31
	2020	2019
a. Accounts receivable and prepaid expenses
Institutions	$81	$124
Prepaid expenses	158	84
Other	-	62
	$239	$270
b. Trade payable, breakdown by currency:
USD	$240	$35
NIS	558	798
	$798	$833
c. Accounts payable and accruals - other:
Employees and institutions for employees	$671	$799
Provisions for vacation and others	360	245
Royalties and Other	912	159
	$1,943	$1,203

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

Statements of operations:

d.	Revenues

1)	Disaggregated revenues

	Year ended December 31
	2020	2019	2018
Revenues from licensing agreement (see Note 2(p))	$3,600	$-	$4,085
Revenues from the sales of goods	2,108	1,949	739
Revenues from the rendering of services	429	369	190
Total revenues	$6,137	$2,318	$5,014

2)	Revenues by geographical area (based on the location of customers):

	Year ended December 31
	2020	2019	2018
United states and Canada	$5,768	$2,078	$4,868
Europe	369	240	’146
Total revenues	$6,137	$2,318	$5,014

3)	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	2020	2019	2018
Customer A	4,929	1,374	4,274

Customer B	822	242	-

Customer C	-	419	505

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

4)	The changes in deferred revenues relating to goods that were not yet delivered are as follows:

	2020	2019	2018
Balance at beginning of year	$(942)	$(1,950)	$-
Contract liability recognized during the period	(270)	-	(1,959)
Revenue recognized during the period	1,005	1,008	9

Balance at end of year(1)	(207)	(942)	(1,950)
Contract liability presented in current liabilities	(207)	(942)	(970)
Contract liability presented in non-current liabilities	-	-	(980)

(1)	Balance for the years ended December 31, 2018 and 2019 represents the unfulfilled performance obligation related to First BioInk.

e.	Long-lived assets

All of the Company’s long-lived assets are located in Israel.

f.	Research and development

	Year ended December 31
	2020	2019	2018
Payroll and related expenses	$1,973	$1,954	$1,968
Share-based payments	464	549	457
Subcontractors and consultants	125	77	296
Consumables and materials	262	304	309
Depreciation and amortization	408	354	220
Rent and maintenance	824	1,082	874
Other	9	122	80
	4,065	4,442	4,204
Less:

IIA participation in R&D expenses, see Note 7(a)	-	(28)	(327)
	-	(28)	(327)
	$4,065	$4,414	$3,877

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

g.	General, administrative and marketing

	Year ended December 31
	2020	2019	2018
Payroll and related expenses	$1,495	$1,293	$1,152
Share-based payments (1)	1,075	576	977
Directors’ salary and insurance	573	415	168
Rent and office maintenance	205	84	89
Professional services	1,045	1,012	1,111
Depreciation	48	33	23
Other	228	243	203
	$4,669	$3,656	$3,723

(1)	Share-based payments expenses for the year ended December 31, 2018, include an amount of $583, due to services received from Alpha, and none for the years ended December 31, 2019 and 2020.

h.	Financial expenses

	Year ended December 31
	2020	2019	2018
Financial expenses:
Bank and other fees	$11	$63	$17
Remeasurement of financial instruments	-	3,230	2,154
Other financing expenses	23	10	9
Total financial expenses	$34	$3,303	$2,180

Financial income:
Remeasurement of financial instruments	$40	-	-
Total financial income	$40	$-	$-

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 12 - SUBSEQUENT EVENTS

a.

On January 13, 2021, the board of directors approved the grant of an aggregate of 46,500 options exercisable into 46,500 ordinary shares at an exercise price of $13.08 per share to the Company’s employees. The options will vest over four years with one quarter vesting one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.

b.	On February 5, 2021, CollPlant entered into a Development, Exclusivity and Option Products Agreement with certain wholly-owned subsidiaries of AbbVie Inc., pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant’s recombinant human collagen technology and AbbVie’s technology. In accordance with the Agreement, on February 28, 2021, the Company received a $14,000 upfront cash payment.

c.	On February 17, 2021, the Company completed a registered direct offering providing for the sale and issuance of an aggregate of 2,000,000 ADSs at a purchase price of $17.50 per ADS, for aggregate gross proceeds of $35,000, before deducting investment bank commissions of 7% and estimated offering expenses of approximately $800 payable by the Company.

d.	On February 24, 2021, CollPlant received a notice of termination from LB, of the License, Development and Commercialization Agreement previously entered into with LB, such termination to be effective March 26, 2021.

e	During the first quarter of 2021, Alpha exercised 650,000 warrants into 650,000 ADS in return of $2,600. See note 9 -A(2)(a)