Form 20-F
period 2021-12-31
CollPlant Biotechnologies Ltd
filed 2022-03-24
CIK 1631487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.:  001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	4 Oppenheimer, Weizmann Science Park Rehovot 7670104 , Israel Tel: +972 73 232 5600
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Yehiel Tal

Chief Executive Officer

+972 73 232 5600

Yehiel@CollPlant.com

4 Oppenheimer, Weizmann Science Park

Rehovot 7670104, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, par value NIS 1.50 per share	CLGN	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 10,772,024 ordinary shares.

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐   No ☒

i

INTRODUCTION

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with certain wholly-owned subsidiaries of AbbVie Inc., or, collectively, AbbVie, pursuant to which we and AbbVie collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue and aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen, autologous fat cells and extracellular matrix (ECM) components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue. Our collaborations in the industry and with institutions includes 3D Systems Corporation, CellInk, a BICO Group company, the Advanced Regenerative Manufacturing Institute, or ARMI, the RegenMed Development Organization, or ReMDO and Israel’s Technion Institute of Technology.

On January 31, 2018, our American Depositary Shares, or ADSs, each represented fifty of our ordinary shares commenced trading on the Nasdaq Capital Market under the symbols “CLGN”. Our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, and, prior to listing on the Nasdaq Capital Market, quoted on the OTCQB from May 26, 2017 to January 30, 2018. We delisted our ordinary shares from the Tel Aviv Stock Exchange or TASE, and the last date of trading of our ordinary shares was on October 29, 2018. On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market and began trading at the open of market on June 4, 2021. At such time, our ADSs were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio.

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its subsidiaries, CollPlant Ltd. and CollPlant Inc. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to our ordinary shares, ADSs, warrants and share capital, respectively, of CollPlant.

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

Prior to the termination of our ADS program in June 2021, we effected a 1-for-50 reverse share split of our ordinary shares effective as of July 15, 2019. Concurrently with the reverse split, we effected a corresponding change in the ratio of ordinary shares to each of our ADSs, such that the ratio of ADSs to ordinary shares changed from one ADS representing 50 ordinary shares to a new ratio of one ADS representing one ordinary share. All share numbers in this annual report on Form 20-F are reflected on a post-reverse stock split basis and on a post-ADS termination program basis.

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize, our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	Except for the year ended December 31, 2021, we have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

●	We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

Risks Related to Commercialization of Our Products

●	The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors, pharma companies and others in the medical community.

●	We have only limited clinical data to support sales of our products, which may make physicians, patients, third-party payors, and others in the medical community reluctant to accept or purchase our products.

●	We have low scale experience in producing our rhCollagen, and if we are unable to manufacture our rhCollagen in high-quality commercial and clinical quantities successfully and consistently to meet demand, our growth will be limited.

●	If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our products that obtain regulatory approval, we may be unable to generate material revenue.

●	We face competition and rapid technological change and the possibility that our competitors may develop therapies or products that are more advanced or effective than ours, which could impair our ability to successfully commercialize our products.

Risks Related to the Clinical Development and Regulatory Approval of Our Products

●	We currently depend heavily on the future success of our BioInk and our medical aesthetics and 3D bioprinting product candidates. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products or their end products, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

●	Our products are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

●	We may find it difficult to enroll patients in future clinical trials, and patients could discontinue their participation in our future clinical trials, which could delay or prevent clinical trials of our products and product candidates.

●	Future clinical trials may not be successful or may be delayed.

●	Even if we obtain regulatory approval for a product, our products will remain subject to regulatory scrutiny.

●	In addition to the level of commercial success of our products, our future prospects are also dependent on our ability to successfully develop a pipeline of additional products, and we may not be successful in our efforts in using our platform technologies to identify or discover additional products.

Risks Related to Our Reliance on Third Parties

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based BioInks, dermal fillers and other future products for medical aesthetics.

●	We expect to depend upon third-party collaborators, distributors and resellers for a significant portion of our sales.

●	We expect to rely on third parties to conduct some aspects of our product manufacturing, protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.

Risks Related to Our Business Operations

●	Our business may be adversely affected by the impact of the COVID-19 pandemic.

●	Our future success depends on our ability to retain senior management, consultants, and advisors and to attract, retain, and motivate qualified personnel.

●	Our collaborations with outside scientists and consultants may be subject to restriction and change.

●	Our business and operations would suffer in the event of computer system failures or security breaches.

●	Our development and production of rhCollagen relies upon the continued availability of tobacco plants, and any interruption in availability or supply of tobacco plants may delay production and adversely affect commercial utilization of our rhCollagen-based products.

●	If our existing rhCollagen production site or any new facility is damaged or destroyed, or production at this facility is otherwise interrupted, our business and prospects would be negatively affected.

●	If we fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse impact on the success of our business.

●	We may use our financial and human resources to pursue a particular research program or product and fail to capitalize on programs or products that may be more profitable or for which there is a greater likelihood of success.

Risks Related to Our Intellectual Property

●	We have an extensive worldwide patent portfolio. The cost of maintaining our patent protection is high and maintaining our patent protection requires continuous review and compliance in order to maintain worldwide patent protection. We may not be able to effectively maintain our intellectual property position throughout the major markets of the world.

●	If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to obtain exclusivity for our products or prevent others from developing similar competitive products.

Risks Related to the Ownership of our Ordinary Shares

●	The market price of our ordinary shares may be highly volatile.

●	We may not be able to maintain our listing on the Nasdaq Global Market.

●	Our principal shareholders, management and directors beneficially own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

Risks Related to Our Operations in Israel

●	We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements under the listing rules of the Nasdaq Stock Market LLC, or the Nasdaq Listing Rules.

●	Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.

Risks Related to Our Financial Position and Capital Requirements

Except for the year ended December 31, 2021, we have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We are a regenerative and aesthetic medicine company. Except for the year ended December 31, 2021, we have incurred losses in each year since our inception in 2004. We incurred a total comprehensive income of $237,000 and total comprehensive loss of $5.8 million for the years ended December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021, we had an accumulated deficit of $72.8 million.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily with revenues from sales of our products and license of our technology, as well as from net proceeds from private and public offerings. Prior to February 2017, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the Israeli Innovation Authority, or the IIA. The amount of our future net losses will depend, in part, on the success of our collaborations and on the rate of our future expenditures. If and when we or our partners will obtain regulatory approval to market products, our future revenues will depend upon the size of any markets in which the products have received approval, and the ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for the products in those markets.

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

We are conducting clinical and preclinical development of our products and product candidates, and we intend to continue advancing their development. Developing medical products is expensive, and we expect our research and development expenses to continue to be a material part of our expenses and may increase substantially in connection with our ongoing activities, particularly as we or our collaboration partners advance our products or product candidates in clinical trials.

As of December 31, 2021, our cash and cash equivalents together with short-term cash deposits accumulated to $43.3 million. Except for the year ended December 31, 2021, in which we incurred a total comprehensive income of $237,000, we had recurring losses from operations and negative operating cash flows since our inception. In February 2021, we closed a registered direct offering resulting in gross proceeds of $35 million and received an upfront payment of $14 million from AbbVie, as part of our Development, Exclusivity and Option Products Agreement with AbbVie. We will need to raise additional capital in the future to support our operations and product development activities. In the near term, we expect to continue to fund our operations and other development activities from the cash held by us, from milestones payments from business collaborators and through future equity financings.

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may compromise our ability to develop and commercialize our products and product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. The sale of additional equity or convertible securities would dilute all of our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us.

If additional capital is not available to us when needed or on acceptable terms, we may be required to significantly curtail, delay, or discontinue one or more of our research or development programs or the commercialization of any products or product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

The IIA grants we have received for research and development expenditures may restrict our ability to manufacture products and transfer IIA funded know-how outside of Israel and require us to satisfy specified conditions.

Our research and development efforts have been financed, in part, through the grants that we have received from the IIA. The total gross amount of grants actually received by us from the IIA as of December 31, 2021 totaled approximately $10.1 million. We, therefore, must comply with the requirements of, and are subject to certain restrictions under, the Innovation Law and the IIA’s rules and guidelines. Below is a description of the main obligations and restrictions imposed on a recipient of IIA grants, or the Recipient Company, under the Innovation Law and the IIA’s rules and guidelines, with respect to the use of the intellectual property and other know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to a research and development program funded by the IIA, or the Approved Program, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how), or the IIA Funded Know-How:

●	Royalty Payment Obligation. In general, the Recipient Company is obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services), whether received by the Recipient Company or any affiliated entity, developed (in all or in part), directly or indirectly, as a result of an Approved Program, or deriving therefrom, at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs, depending on the type of the Recipient Company - i.e., whether it is a “Small Company,” or a “Large Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus annual interest based on LIBOR (as determined in the IIA’s rules and guidelines) . As of December 31, 2021, we paid royalties to the IIA in the total amount of $2.8 million.

●	Reporting Obligations. The Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Programs and the related research expenses, and regarding the scope of sales of the Recipient Company’s products).

●	Local Manufacturing Obligation. Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). If the Recipient Company receives approval to manufacture products developed with IIA grants outside of Israel, it will be required (except for certain cases) to pay increased royalties to the IIA, up to 300% of the grant amount plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside of Israel. The Recipient Company may also be subject to an accelerated royalty repayment rate. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant and avoiding the need to pay increased royalties to the IIA.

●	IIA Funded Know-How transfer limitation. Under the Innovation law and the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except under limited circumstances, and only with the approval of the IIA Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received plus interest). The scope of the support received, the royalties that have already paid to the IIA, the amount of time that has elapsed between the date on which the IIA Funded Know-How was transferred and the date on which the IIA grants were received, the sale price and the form of transaction, will be taken into account in calculating the amount of the payment to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel. A transfer for the purpose of the Innovation Law means an actual sale of the IIA Funded Know-How, or any other transaction which in essence constitutes a transfer of such know-how (such as, providing an exclusive license to a foreign entity for R&D purposes, which precludes the Recipient Company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law. Upon payment of such redemption fee, the IIA Funded Know-How and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law.

Subject to the IIA’s prior approval, a Recipient Company may transfer IIA Funded Know-How to another Israeli company. If IIA Funded Know-How is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (we note that there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the Recipient Company’s responsibilities towards the IIA as a condition to the IIA approval.

●	IIA Funded Know-How license limitation. The IIA has published certain rules and guidelines with respect to the grant to a foreign entity of the right to use the IIA Funded Know-How for R&D purposes. According to these rules, the grant to a foreign entity of a right to use the IIA Funded Know-How (which does not entirely prevent the Recipient Company from using the IIA Funded Know-How) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in these rules (such payment shall be no less than the amount of the IIA grants received (plus annual interest), and no more than the cap stated in the IIA rules and will generally be due only upon the receipt of the license fee from the licensee).

 These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing rights outside of Israel, or otherwise transfer our know-how outside of Israel. These restrictions may also require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of IIA Funded Know-How (such as a merger or similar transaction) or a transaction involving the licensing of IIA Funded Know-How for R&D purposes outside of Israel, may be reduced by any amounts that we are required to pay to the IIA.

If we fail to comply with the requirements of the Innovation Law, we may be subject to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

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

We have invested a significant portion of our efforts and financial resources in the development of rhCollagen, BioInk, medical aesthetics and 3D bioprinting product candidates, and our Vergenix line of products. We currently depend heavily on the future success of our BioInk, medical aesthetics and 3D bioprinting product candidates. Our ability to generate revenues from our products and product candidates depends heavily on the successful development, approval, and commercialization of our products, which, in turn, depend on several factors, including the following:

●	our ability to continue and support our rhCollagen platform technology and programs;

●	our ability to establish and maintain strategic partnerships, including the Development, Exclusivity and Option Products Agreement with AbbVie;

●	successfully initiating and completing future clinical trials and other studies required for our products and product candidates;

●	demonstrating and maintaining the safety and efficacy of our products at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	establishing successful sales and marketing arrangements for our products in the jurisdictions where they may be approved;

●	the availability of coverage and reimbursement by healthcare payors for our products in the jurisdictions where they may be approved;

●	establishing a large scale facility as a second source for the manufacture of commercial and clinical quantities of our products, if approved; and

●	other risks described in this “Risk Factors” section.

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

To successfully develop and commercialize our products and product candidates, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, in February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. We were previously party to a collaboration with Lung Biotechnology PBC, or LB, a wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which we and LB collaborated in the 3D bio-printing of lungs and kidneys for transplant in humans, that terminated in February 2021.

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

In addition, a strategic partner for one or more of our products or product candidates may have the right to terminate the collaboration at its discretion. For example, AbbVie may terminate our Development, Exclusivity and Option Products Agreement upon 60 days’ written notice to us for any or no reason. Furthermore, in February 2021, LB exercised its right to terminate the license agreement we were party to. Any early termination in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products or product candidates and materially harm our business and stock price by delaying the development of our products, and the sale of any products that may be approved by the FDA or other regulatory agencies, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

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

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors. The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the continued spread of COVID-19 globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

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

As of March 15, 2022, we had 66 employees. As we mature and undertake the activities required to advance our products and product candidates and to operate as a public company in the United States, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational setbacks, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We currently carry product liability insurance of $5.0 million for sales in Europe of VergenixFG and VergenixSTR. We intend to acquire product liability insurance before commercializing any of our other products. However, we may not be able to obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. If we obtain marketing approval for additional products, we intend to obtain insurance coverage to include the sale of those commercial products, but we may not be able to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on medical treatments that had unanticipated adverse effects. A product liability claim or series of claims brought against us could cause our ordinary share price to decline and, if judgments exceed our insurance coverage, could materially and adversely affect our financial position.

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

We are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, in such event, the dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2021, 2020 and 2019. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies, and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the trading price of our ordinary shares.

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

In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities.

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

Risks Related to the Ownership of our Ordinary Shares

The market price of our ordinary shares may be highly volatile.

The trading price of our ordinary shares has been, and is likely to continue to be, volatile. The following factors, some of which are beyond our control, in addition to other risk factors described in this Annual Report may have a significant impact on the market price of our ordinary shares:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in other similar products or clinical trials of such products;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our products and any adverse development or perceived adverse development with respect to the FDA’s review or European authorities’ review of that regulatory submission;

●	failure to develop successfully and commercialize our products or product candidates and future products;

●	failure to enter into or maintain strategic collaborations;

●	failure by us or strategic collaboration partners to prosecute, maintain, or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities, inability to obtain adequate product supply for our products, or the inability to do so at acceptable prices;

●	adverse regulatory decisions, including by the IIA under the Innovation Law;

●	introduction of new products, services, or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	the perception of the biotechnology industry by the public, legislatures, regulators, and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	sales of our ordinary shares by us or our shareholders in the future; and

●	trading volumes of our ordinary shares.

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

We may not be able to maintain our listing on the Nasdaq Global Market.

Our ordinary shares currently trade on the Nasdaq Global Market under the symbol “CLGN”. If we fail to adhere to Nasdaq’s strict listing criteria, including with respect to share price, market capitalization and stockholders’ equity, our stock may be delisted. Our results of operations and our fluctuating stock price directly affects our ability to satisfy these listing standards. If we fail to do so, we may be subject to delisting. A delisting could adversely affect our ability to obtain financing for our operations or result in a loss of confidence by investors, customers, suppliers or employees. A delisting from the Nasdaq Global Market could result in our ordinary shares being listed on the Nasdaq Capital Market or on an over-the-counter market, each of which are generally considered to be a less efficient market than the Nasdaq Global Market. A delisting could adversely affect our ability to obtain financing for our operations or result in a loss of confidence by investors, customers, suppliers or employees. Although we currently satisfy the listing criteria for Nasdaq, if our stock price declines dramatically, we could be at risk of failing to meet the Nasdaq continued listing criteria.

We incur significant additional costs as a result of being a public company subject to SEC reporting requirements in the United States, and our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing United States reporting requirements.

As a U.S. public reporting company, we are incurring significant additional accounting, legal, and other expenses in the future. Our management and other personnel need to devote substantial time to the compliance requirements of being a U.S. public company; in addition, the implementation of such compliance processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States and the rules and regulations adopted by the SEC and the Nasdaq Global Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules, and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, if any, or as senior management.

Our principal shareholders, management and directors beneficially own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

As of March 15, 2022, our senior management, directors, and five percent or more shareholders and their affiliates beneficially owned approximately 46.6% of our ordinary shares. These shareholders will be able to significantly influence all matters requiring shareholder approval, except for decisions that require a special majority at a shareholders’ meeting. For example, these shareholders, if they were to act together, may be able to significantly influence elections of directors (other than our external directors, within the meaning of Israeli law, as described under “Management—External Directors”), amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. Together with adequate disclosure controls and procedures, effective internal controls are designed to prevent fraud. Any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, may require prospective or retroactive changes to our financial statements, or may identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to the date that is the last date of the fiscal year that includes the fifth anniversary of our first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023). An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We are an “emerging growth company” and a “foreign private issuer,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and foreign private issuers will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before December 31, 2023, and at such time our costs and the demands placed upon our management are expected to increase. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this Annual Report on Form 20-F and other periodic reports and proxy statements, extended transition periods for adopting new or revised accounting standards, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th. Furthermore, as a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our Annual Reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to U.S. domestic reporting companies. See “Item 16G. Corporate Governance Practices” for more information.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these reduced requirements. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell, or the market perceives that they intend to sell, substantial amounts of our securities on the Nasdaq Global Market after the date of this Annual Report on Form 20-F, the market price of our securities could decline significantly. As of March 15, 2022, we had 10,996,356 ordinary shares outstanding.

In addition, as of March 15, 2022, an aggregate of 2,130,015 ordinary shares, that are issuable pursuant to exercise of either outstanding options or outstanding warrants, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

Future sales and issuances of our securities or rights to purchase securities, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our shareholders and could cause the prices of our securities to fall.

Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, convertible securities, or other equity securities in one or more transactions, existing investors may be materially diluted by subsequent sales, and new investors could gain rights superior to our existing shareholders.

Pursuant to our Share Ownership and Option Plan (2010), or the 2010 Plan, our management is authorized to grant share options and other equity-based awards to our employees, directors, and consultants. As of March 15, 2022, our officers, directors, employees and consultants hold options to purchase 1,509,028 ordinary shares under the 2010 Plan.

If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our shareholders may experience additional dilution, which could cause our share price to fall.

We do not intend to pay dividends on our securities in the foreseeable future, so any returns will be limited to the value of our shares.

We have never declared or paid any cash dividends on our share capital. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes; see “Item 10.B. Memorandum and Articles of Association—Dividend and Liquidation Rights” for additional information. As a result, investors in our ordinary shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

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

If equity research analysts do not publish research reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if we do not obtain research analyst coverage or if one or more securities analysts downgrade our ordinary shares, issue other unfavorable commentary, or cease publishing reports about us or our business.

Risks Related to Our Operations in Israel

We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements under the listing rules of the Nasdaq Stock Market LLC, or the Nasdaq Listing Rules.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy, or by a voting instrument, who hold at least 20% of the voting power of our shares. In addition, we will follow home country practices in Israel (and consequently avoid the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market) with regard to the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions, and certain acquisitions of the stock or assets of another company). We may in the future (or may be required to) elect to follow home country practices in Israel with regard to other matters. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See “Item 16G. Corporate Governance Practices” for more information.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, including the requirement for an emerging growth company to disclose the compensation of the chief executive officer and other two highest compensated executive officers on an individual, rather than aggregate, basis. Under regulations promulgated under the Companies Law, we will be required to disclose in the notice for our annual meetings of shareholders if we had not already done so in our annual report, the annual compensation of our five most highly compensated officers on an individual basis, rather than aggregate. However, this disclosure will not be as extensive as the disclosure required by a U.S. domestic issuer. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, as a foreign private issuer, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

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

Although Israel has entered into various agreements with Egypt, Jordan, and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in October 2000 and has continued with varying levels of severity. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In 2006, a conflict between Israel and the Hezbollah in Lebanon resulted in thousands of rockets being fired from Lebanon up to 50 miles into Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In November 2012, for approximately one week, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip and disrupting most day-to-day civilian activity in southern Israel. Most recently, in May 2021, Israel yet again experienced rocket strikes against civilian targets in various parts of Israel, as part of an armed conflict commenced between Israel and Hamas. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. Our insurance policies do not cover us for the damages incurred in connection with these conflicts or for any resulting disruption in our operations. The Israeli government, as a matter of law, provides coverage for the reinstatement value of direct damages that are caused by terrorist attacks or acts of war; however, the government may cease providing such coverage or the coverage might not be enough to cover potential damages. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, and March 23, 2021. The uncertainty surrounding the stability of the coalition government may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of March 15, 2022, we had 66 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and, July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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

We have received grants from the IIA for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. For more information, see “—Risks Related to Our Financial Condition and Capital Requirements—The IIA grants we have received for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.”

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, based on our non-passive revenue-producing operations for the year ended December 31, 2021, we do not believe we were a PFIC for our 2021 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2022 or any other year.

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

Under the Israeli Licensing of Businesses Law, to which our production site and offices and laboratories are subject, operating a business without a license or temporary permit is a criminal offense. In April 2019, we moved our laboratories and offices to a new site in Rehovot, Israel, and in the third quarter of 2020 we obtained two business licenses for our sites in Rehovot, which are in effect until December 31, 2025 and December 31, 2030, respectively. In addition, we have a business license for our plant growth and production site at Yessod Hama’ala, Israel, which is in effect until July 13, 2022. We intend to apply to extend our business license for our site at Yessod Hama’ala, Israel.

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

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

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

Our legal and commercial name is CollPlant Biotechnologies Ltd. Our name has changed several times, but has been CollPlant Biotechnologies Ltd. since June 21, 2019. We hold all of the issued and outstanding shares of CollPlant Ltd. We have no holdings in other companies. CollPlant Ltd. was incorporated in Israel on August 12, 2004 as a private company limited by shares and began its operations as a technology incubator company under the IIA’s technology incubators program. CollPlant Ltd. owns all of our intellectual property. CollPlant Ltd. holds all of the issued and outstanding shares of CollPlant Inc. CollPlant Inc. was incorporated in Delaware on November 30, 2021, as a corporation.

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

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market under our ticker symbol “CLGN” and began trading at the open of market on June 4, 2021. At such time, our ADSs, were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before December 31, 2023. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

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

Our capital expenditures for December 31, 2021, 2020 and 2019 amounted to $1.4 million, $437,000, and $1.5 million, respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot. We financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our collaborations include, among others, AbbVie, 3D Systems, CELLINK, STEMCELL, ARMI and ReMDO.

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

In October 2021, we announced that our rhCollagen based Bioink was used successfully by researchers from Israel’s Technion Institute of Technology to create a 3D bioprinted implantable tissue containing a network of blood vessels capable of supplying blood to the implanted tissue.

In November 2021, we launched Collink.3D, a rhCollagen BioInk solution for use in 3D bioprinting. Collink.3D, our first commercially available rhCollagen-based BioInk product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

Earlier, in December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we will sell our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which will incorporate our product into cell culture media kits. The agreement follows the companies’ established business relationship, which started in 2014 when STEMCELL began purchasing and incorporating our rhCollagen into some of its cell culture expansion and differentiation media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL is distributing the kits globally for use in the regenerative medicine research market.

We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market size for our BioInk, and our medical aesthetics product candidates including dermal filler, exceeded $10 billion in 2021, and is estimated to reach $18 billion in 2026.

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

We are currently focusing on the following two rhCollagen-based family products lines:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. We are developing a bioprinted regenerative breast implants, which are designed to gradually degrade and be replaced by newly grown natural breast tissue. We are also co-developing a regenerative soft tissue matrix with our partner, 3D systems. Both the bioprinted breast implants and soft tissue matrix programs are currently in the pre-clinical phase, and we plan to initiate large animal studies during 2022.

●	Aesthetic medicine product line including a dermal filler and breast implants. Our rhCollagen offers a portfolio of opportunities in the field of regenerative aesthetics, owing to its ideal structure and non-immunogenic properties that provide, what we believe is the optimal scaffold to attract cells and promote tissue regeneration. In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. We are developing a photocurable regenerative dermal filler combining our tissue regenerating rhCollagen and other technologies which is designed to address the need for more innovative aesthetic products to treat wrinkles. AbbVie has a right of first negotiation for the photocurable regenerative dermal filler. In addition, we are developing an injectable breast implant for regeneration of breast tissue comprised of rhCollagen and additional materials. AbbVie has a right of first negotiation for the injectable breast implant product candidate.

We also currently market two of our products in Europe: VergenixSTR, a soft tissue matrix, intended to accelerate treatment of tendinopathy, and VergenixFG, a wound healing flowable gel, intended to enhance the quality and speed of closure of deep surgical incisions and wounds.

Collagen and Collagen-Based Products

Collagen is the main component of connective tissue and is the most abundant protein in mammals. In humans, it comprises approximately 30% of the protein found in the body. Due to its unique characteristics and diverse profile in human body functions, collagen is frequently selected from a variety of biocompatible materials for use in tissue repair to support structural integrity, induce cellular infiltration and promote healing. We estimate that the size of the market for human collagen-based tissue repair with our BioInks and aesthetic medicine product line exceeded $10 billion in 2021 and is estimated to reach approximately $18 billion in 2026

Type I collagen is the most abundant form of collagen in the human body. It is the dominant constituent of connective tissue and serves as the primary scaffold in tissue or organ repair processes, making it a logical choice for regenerative medicine products. It is found in tendons, skin, artery walls, corneas, the endomysium surrounding muscle fibers, fibrocartilage, and the organic part of bones and teeth. Type II collagen is primarily found in articular cartilage. Type III collagen, which is produced quickly by young fibroblasts before the tougher type I collagen is synthesized, is found in granulation tissue such as artery walls, skin, intestines, and the uterus. While there may be some niche applications in the future where type III or possibly type II collagen is appropriate, type I collagen is best suited for applications associated with regenerative medicine because of its essential role in the healing process of bones, skin, and tendons. Type III recombinant human collagen is currently available for the research market, and is not used in any products currently approved for medical use.

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

Aesthetic Medicine

Dermal fillers are gaining popularity all across the globe due to increasing trend of using anti-aging treatments, growing aging population, demand to look younger and the use of social media. According to the American Society of Plastic Surgeons, in 2020, 92% of the cosmetic procedures are performed on women, and there is rapidly gaining popularity with the male population as well. More and more companies are on the search for safer and longer lasting fillers.

Broadly, facial fillers can be divided into four categories: autologous fat, collagens, hyaluronic acid, and synthetic fillers (e.g., Calcium hydroxylapatite, Polylactic acid). In 2020, hyaluronic acid comprised the largest category of soft tissue filler injections, with approximately 77% market share and 2.6 million procedures performed in the U.S.

According to Global Market Insights Inc., global dermal filler market was valued at 5.0 billion in 2021, and is poised to grow at a CAGR of over 9.6% between 2022 and 2028, reaching up to 9.4 billion by 2028.

According to Global Market Insights, the global breast implants market sizes was estimated at 2.8 billion in 2019, and has 7.2% CAGR by 2027.

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

Chronic complex musculoskeletal injuries that are slow to heal pose challenges to physicians and patients alike. Orthobiologics use cell-based therapies and biomaterials to help injuries heal more rapidly with a superior outcome. These products are made from substances that are naturally found in the body, which dynamically interact with the musculoskeletal system to facilitate the healing of bone, cartilage, meniscus, tendons, and ligaments affected by disease or injury. Orthobiologics products are spread across all segments of the larger orthopedic market, generating much of the growth within orthopedics. The global orthobiologics market is estimated to be $6.79 billion in 2021 with a 5.48% CAGR by 2026.

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

Our Strategy

We plan to exploit the unique characteristics of our rhCollagen to develop and commercialize an extensive portfolio of regenerative medicine products, independently or in collaboration with collaboration partners. The key elements of our strategy include the following:

●	Position our rhCollagen as the “gold standard” platform technology for collagen-based products in a broad range of markets. We believe that our rhCollagen represents a significant advance in collagen technology, demonstrated by its biofunctionality, high homogeneity, and reduced risk of immune response. Our rhCollagen is a platform technology which can be utilized in a broad range of therapeutic, aesthetic, and other medical applications, and in particular in emerging industries such as 3D bioprinting which we believe cannot be adequately addressed with currently available collagen technologies. We intend to expand the awareness of rhCollagen through partnerships and collaborations with leading commercial and academic partners around the world and further clinical trials which we will seek to have published in peer-reviewed journals, as well as through our participation in academic and industry conferences, to position rhCollagen as the “gold standard” platform technology for collagen-based products. We believe our platform technology, and the knowledge and expertise we have gained in its development, will enable the development, both independently and with collaborators, of differentiated products in multiple industries with a short time to market.

●	Utilize collaborative partners and distributors to develop and commercialize our technology and products. We believe the market-leading characteristics of our rhCollagen will create attractive collaboration opportunities for our products, and we intend to selectively establish collaborations and strategic partnerships with respect to our current and future products in order to accelerate their development and commercialization. We established a collaboration with Allergan aesthetics, an AbbVie company and intend to engage with well-established companies whose distribution networks are deeply entrenched. We expect our commercial efforts will be comprised of the distribution networks of our collaboration partners, particularly in the United States and Europe.

●	Manufacturing capacity to support commercialization of rhCollagen-based end products. We cultivate the tobacco plants used in the production of our rhCollagen in a network of farms in Israel, and we extract the raw materials used to manufacture our rhCollagen from these tobacco plants. We have a manufacturing facility in Israel that is supporting our current commercial needs to manufacture commercial and clinical quantities of our rhCollagen and our BioInk in a cost-competitive manner for application in both premium and commodity markets.

●	Expand our pipeline through ongoing development of new products. We intend to continue to develop additional products, both independently and with strategic collaborators, initially in 3D bioprinting of tissues and organs, and medical aesthetics markets and subsequently in other high value markets, based on our rhCollagen. In 2019, we initiated development of injectable and 3D bioprinted breast implants. Our product pipeline and our research and development program are expected to yield new products in the coming years.

●	Advance our leadership position in recombinant protein production through our plant-based technology. We continually seek to expand our knowledge of plant-based protein production systems and introduce improvements into our process. We are shifting production to an enhanced line of tobacco plants with higher collagen yield, along with improvements in the growing and cultivation process as well as collagen extraction and purification. As tissue engineering and regenerative medicine continue to evolve and expand, we expect that the demand for high-quality biomaterials will grow.

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

s

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

In addition, we are currently developing a photocurable regenerative dermal filler, which is one of AbbVie’s Option Products, and is designed to address the need for more innovative aesthetic products to treat wrinkles.

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

According to Global Market Insights Inc., global dermal filler market was valued at 5.0 billion in 2021, and is poised to grow at a CAGR of over 9.6% between 2022 and 2028, reaching up to 9.4 billion by 2028. We believe that rising awareness and acceptance regarding several cosmetic procedures in developed and developing regions, coupled with increasing disposable income, is expected to drive forward the dermal filler market size.

We believe that an expanding geriatric population across the globe seeking anti-aging and wrinkle treatment is expected to have a significant impact on segmental growth, and that an accelerating demand for numerous beauty enhancement procedures is expected to further support facial line correction segment growth.

Breast implants

Current breast reconstruction in the market is based on synthetic breast implantation and free flap surgery/autologous fat tissue transfer, all of which replace tissue rather than regenerate it. Breast augmentation and reconstruction through silicone implants, which are among the most popular surgical procedures, are associated with high risk for adverse events. Another procedure increasing in popularity for relatively small volume breast augmentation is an injectable scaffold composed of autologous fat tissue injected into the desired location for volume fill (fat transfer). The clinical outcome of this procedure is however quite limited due to a significant volume loss after a relatively short period.

We are developing injectable and 3D bioprinted breast implants for regeneration of breast tissue, aimed to overcome these challenges and provide a revolutionary alternative to the current practices.

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

Until today we have successfully produced first prototypes, and currently we are conducting different preclinical studies.

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

3D bioprinted regenerative soft tissue matrix

In June 2021, we signed a co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant. The soft tissue matrix program is currently in the pre-clinical phase, and we plan to initiate a large animal study in 2022.

According to the World Health Organization, in 2020, approximately 2.3 million women were diagnosed with breast cancer globally. As a result, a large majority required partial or full removal of breast tissue. Survival probabilities are 90% or greater due to highly effective treatments which is increasing the focus on delivering improved options for reconstruction. The majority of breast reconstruction procedures use soft tissue matrices derived from human cadavers or animals. These sources are associated with supply shortages and batch-to-batch variability, as well as the possibility for eliciting immune response which impacts healing.

The 3D bioprinted soft tissue matrix product in development is designed to meet the required physical and mechanical properties while promoting cell infiltration and proliferation by using bioink formulations based on rhCollagen that promote tissue regeneration. We believe that the efforts will result in tissue matrices that offer superior performance, consistency and safety due to their plant origin and identical match with natural human collagen which does not elicit an adverse immune response in humans.

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

We estimate the size of the target market for VergenixSTR for treating tendinopathy is three million procedures per year, or approximately $2.0 billion. While our initial focus for VergenixSTR is in tendinopathy, VergenixSTR may be applicable to other soft tissue indications such as tendon rupture, meniscus tear, and cartilage repair, as well as in the aesthetic market. According to ReportsAndData, the global orthopedic soft tissue market was valued at $6.79 billion in 2021 and is expected to reach $8.87 billion by 2026, at a CAGR of 5.48%.

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

The population prevalence of chronic wounds is 2.21/1000 people, which equates to 1 million out of the 447 million inhabitants of the EU 27 in 2021.

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

In February 2016, we received CE marketing certification for VergenixFG. Since then we have entered into distribution agreements for the distribution of VergenixFG in several countries in Europe and Asia. We currently do not intend to pursue an FDA regulatory pathway to market for VergenixFG.

In an investigator initiated study, 24 adults with diabetes admitted to the inpatient clinic of the University Hospital in Pisa, Italy between March and July 2017 were randomized to receive VergenixFG plus standard treatment (12 patients) or standard treatment (12 patients). They were evaluated weekly for 6 months or until complete healing had occurred. The group that received VergenixFG had a significantly higher healing rate (83.3% versus 58.3%) and shorter healing time (64±4 days versus 90±11 days) than the group receiving standard treatment. It was concluded that the addition of VergenixFG to standard treatment increased healing rate and shortened healing time in patients with post-surgical diabetic foot wounds. The study was published by Lacopi E et al in The Diabetic Foot Journal, Vol 23 No 2 2020.

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

In October 2018, we entered into a License, Development and Commercialization Agreement with LB, or the United License Agreement, pursuant to which we and LB collaborated in 3D bio-printing development of lungs and kidneys for transplant in humans. On February 24, 2021, we received a notice of termination from LB of the United License Agreement, and the termination went effective on March 26, 2021.  Under the United License Agreement we received an upfront cash payment of $5 million in November 2018 and a further $3 million in September 2020 following the exercise of an option under the United License Agreement.

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

The anti-viral treatment concept was evaluated in-vitro using an avian coronavirus, a model of the human coronavirus SARS-COV-2, grown on epithelial cells. The potential efficacy was assessed by the ability of the formulations to protect the epithelial cells from lethal doses of the virus. The results showed significant reduction in infectivity of the model virus by treatment with the rhCollagen-AgNP complexes. In December 2021, following a status assessment that we conducted, in which we took into account the success of COVID-19 vaccinations in reducing infection and mortality as a result of COVID-19, we decided to halt further antiviral agent product development at this stage and prioritize our current development plans in which we are currently engaged.

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

In February 2021, we entered into a Development Agreement with AbbVie, pursuant to which we and AbbVie are collaborating in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

In June 2021, we signed a co-development agreement with 3D Systems a for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant. Through this co-development agreement, we and 3D Systems are developing 3D bioprinted soft tissue matrices using rhCollagen.

In October 2021, we announced that our rhCollagen based Bioink was used successfully by researchers from Israel’s Technion Institute of Technology to create a 3D bioprinted implantable tissue containing a network of blood vessels capable of supplying blood to the implanted tissue.

In November 2021, we launched Collink.3D, a rhCollagen BioInk solution for use in 3D bioprinting. Collink.3D, our first commercially available rhCollagen-based BioInk product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants.

In February 2022 we signed a collaboration agreement with CELLINK, a BICO Group company. Under this collaboration, CELLINK’s high-throughput, multi-material extrusion bioprinter will be explored for the development of large-scale production of CollPlant’s 3D bioprinted regenerative breast implants.

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

We produce the rhCollagen from the tobacco plants at our manufacturing facility in Yessod Hama’ala and Rehovot, Israel. We believe that we currently have the ability to produce sufficient quantities of quality recombinant type I human collagen to support our product development activities and sales until 2025. Our activities are focused on yield improvement, scale-up, and cost reduction.

In late 2021, we initiated a plan to upgrade our production site in Israel into a large-scale integrated facility, in order to accommodate expected future increase in demand. We have also commenced activities to establish a US-based 3D bioprinting center of excellence, which is planned to be operating in the first quarter of 2023.

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

We are marketing and distributing VergenixSTR and VergenixFG in the European market with business partners since 2016. We distribute VergenixFG in European and other countries with local distributors and distributed VergenixSTR with Arthrex GmbH mainly in Europe. We terminated the agreement with Arthrex effective as of December 31, 2020. We continue exploring opportunities to distribute our Vergenix products in additional countries.

In September 2020, we announced that we signed an agreement for distribution of VergenixFG with a Swiss-headquartered pharmaceutical group in six Commonwealth of Independent States (CIS) countries: Belarus, Kazakhstan, Georgia, Azerbaijan, Armenia and Uzbekistan. In July 2021, the agreement was extended to additional territories: Hong Kong, Denmark, Switzerland, Estonia, Latvia and Lithuania.

In October 2020, we received our substantial first order totaling hundreds of thousands of U.S. dollars for our VergenixFG product in Ukraine from a Russia-based biopharmaceutical company. We began shipments in the second quarter of 2020. In May 2021, we terminated the agreement with the Russia-based biopharmaceutical company.

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

The primary competitors to our BioInk are potential bio-material inks for 3D biological printing, based on tissue-derived collagens. Manufacturers of these products include, among others, BICO (formerly Cellink), Allevi (now part of 3D systems) and Humabiologics.

There are no commercially available substitutes to our 3D bioprinted regenerative breast implants that are in development.

The competitors to our photocurable dermal fillers that are in development include the main commercially available hyaluronic acid dermal filler brands by Galderma, Sinclair and Merz.

The competitors to our 3D bioprinted regenerative soft tissue matrix that is in development include the main commercially available acellular dermal matrices by AbbVie, MTF biologics, Bard and Stryker.

Our VergenixSTR product competes with companies that sell steroid injections and PRP kits, including, among others, Zimmer Biomet., Harvest Technologies Corporation, and Arteriocyte Medical Systems Inc.

The primary competitors to our VergenixFG product are products based on tissue-derived collagens. Manufacturers of these products include, among others, Integra Lifesciences Corporation, Organogenesis, Wright Medical Technology Inc., Smith & Nephew, Molnlycke, Convatec, Coloplast, and Urgo.

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

Patents

As of March 15, 2022, we have a global patent portfolio that is comprised of twelve patent families. More than three dozen of our patent applications have issued as patents or will issue soon, having been allowed by the relevant patent office. We have exclusive ownership of 21 issued patents in our patent family that cover methods of creating collagen-producing plants and three issued patents that cover methods of processing recombinant collagen. These issued patents and others that may issue in the future in these patent families, assuming timely payment of annual fees, are expected to expire in 2025-2028. We have ongoing patent application covering the specific collagen producing plants based on their genetic arrangement. If granted, it could provide patent protection for the collagen producing plants until 2039. Our patent portfolio also includes patent families that cover different uses of collagen including 3D Bioprinting, dermal fillers and soft tissue fillers which, if granted, could provide patent protection for particular formulations and uses of our rhCollagen until 2038-2040.

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

European Union

Legal Requirements for Medical Devices in the EU

EU law on medical devices is governed by Regulation EU 745/2017 (or MDR) on medical devices and Regulation 746/2017 on in vitro diagnostic medical devices (or IVDR). The MDR has become fully applicable on May 26, 2021. However, medical devices that have been CE-certified under the MDD can be marketed with these CE-certificates until they expire or until May 26, 2024 (whichever is earlier).

Under the Medical Device Regulation or EU MDR, medical devices must meet the EU MDR, requirements and have a CE mark prior to marketing in the European Union, or EU. CE marking is the uniform labeling system of products designed to facilitate the supervision and control of the EU concerning manufacturers’ compliance with the various regulations and directives of the EU and to clarify the obligations imposed in the various legislative provisions in the EU. Use of a uniform product labeling indicates compliance with all of the directives and regulations required for the application of such labeling, and it is effective as a manufacturer’s declaration that the product meets the required criteria and technical specifications of the relevant authorities such as health, safety, and environmental protection. CE marking ensures free trade between the EU and European Economic Area (or EEA) countries (Iceland, Liechtenstein, and Norway) and other countries that have mutual recognition agreements with regard to medical devices with the EU, in particular Turkey, and permits the enforcement and customs authorities in European countries not to allow the marketing of similar products that do not bear the CE mark. With regard to Switzerland, the respective mutual recognition agreement was not renewed in time to implement the MDR and as a result, Switzerland currently has the status of a third country with regard to EU medical devices law. As a result, EU law compliant medical devices are not freely traded with Switzerland but instead, additional requirements have to be met for CE-marked medical devices to be shipped to Switzerland, and vice versa.

CE-marking requires the performance of a conformity assessment procedure to establish that a product meets the essential requirements under the EU MDR. The nature of the conformity assessment procedure and the data required under it - including the question of whether or not a clinical investigation of a device is required - depends on, inter alia, the risk class of the respective device and the extent to which safety data is already available. Devices of the lowest risk class, class I, are mostly subject to mere self-certification by the manufacturer, while devices of higher risk classes, i.e., classes IIa, IIb and III, require a comprehensive quality system program, and other aspects to be reviewed by a Notified Body, or NB. An NB is a private entity vested with certain competencies and designated by the national governments of the EU member states to make independent judgments about whether a product complies with the EU requirements for medical devices and to grant the CE certificate if the manufacturer, and the product, comply with specified terms. After receiving the CE-certificate, we must pass a review carried out by the competent NB annually, under which it audits our facilities to verify our compliance with the ISO 13485 quality system standard. The CE-certificate is a requirement for the declaration of conformity we issue for our medical devices and for our legitimate affixing of the CE-mark to our products.

Certified compliance with the ISO 13485 standard, for medical device quality management systems, is beneficial for regulatory purposes in the EU with regard to devices of risk class IIa or higher. ISO standards are not mandatory, but are recognized international quality standards that are designed to ensure that we develop and manufacture quality medical devices. Other countries are also instituting regulations regarding medical devices. Compliance with these regulations requires extensive documentation and clinical reports for all of our products, revisions to labeling, and other requirements such as facility inspections to comply with the registration requirements.

In 2016, we received the CE certification for VergenixFG and VergenixSTR from our notified body DEKRA. These CE certifications were renewed in 2018 under the requirements of the MDD. The renewed certificates will expire on July 1, 2023. The CE certification for VergenixWD we had has now expired, and we have not renewed it. VergenixWD was our first medical product based on collagen protein derived from plants that was authorized for sale and marketing in Europe, but we are not currently promoting a marketing strategy for VergenixWD, which is considered a commodity product and is not targeted towards the advanced wound care market, which is our target market.

Before the current CE-certificates expire, we are required to obtain new CE-certificates under the MDR. Certification under the MDR is harder to achieve, as many products are subject to increased requirements due to higher risk-classification and the fact that the MDR generally provides higher requirements. Also, our general obligations inter alia with regard to registration, labelling, traceability, post-market surveillance have increased now that the MDR is fully applicable.

In February 2019, we received ISO 13485 certification by DEKRA c for the manufacturing and purification of our recombinant human collagen, rhCollagen. The Rehovot production facility is now covered by the current CollPlant ISO13485:2016 certification that is valid until July 1, 2024.

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

Employees

As of March 15, 2022, we had 66 full-time employees, including 15 in research and development, 38 in manufacturing and 13 in sales, general and administrative positions. 12 of our employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in our ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and, are not aware of any pending or threatened material legal or administrative proceedings against us.

C. Organizational Structure

We currently have two subsidiaries: our wholly owned subsidiary CollPlant Ltd., which is incorporated in the State of Israel, and CollPlant Inc., a wholly owned subsidiary of CollPlant Ltd., which is incorporated in Delaware.

D. Property, Plant and Equipment

Our corporate headquarters and research lab center are located in the Weizmann Science Park in Rehovot, Israel. We entered into a lease agreement in November 2018, for an aggregate of 13,450 square feet of office and laboratory space. In September 2021, we executed an addendum to the lease for an additional 2,800 square feet. The term of the lease is for 65 months, commencing on November 15, 2018 and ending on April 15, 2024, with an option to extend the lease for an additional five years. Monthly rent is approximately $31,000. We have invested approximately $1 million in establishment of the infrastructure, offices, labs and equipment in our new space, net of participation by the landlord.

The research facilities serve us for development of our product pipeline, including BioInks for 3D bioprinting of tissues and organs, and dermal fillers and breast implants for medical aesthetics. The majority of our research and development work is carried out at our research laboratories in Weizmann Science Park. The plant research process of our rhCollagen is carried out at our site in Yessod Hama’ala, Israel. We use greenhouses for tobacco growing in a few areas in Israel, where we are using subcontractors under agreements. We produce our rhCollagen and BioInk in our two production sites, in Yessod Hama’ala and in Rehovot.

We rent areas in Yessod Hama’ala, Israel, of approximately 64,583 square feet of greenhouse and manufacturing facility pursuant to a lease agreement expiring on April 30, 2027.

In addition, on July 28, 2016, we leased additional space in Rehovot, Israel, of approximately 6,329 square feet for production activities pursuant to a lease agreement expiring on October 19, 2023.

In late 2021, we initiated a plan to upgrade our production site in Israel into a large-scale integrated facility, in order to accommodate expected future demand increase. We have also commenced activities to establish a US-based 3D bioprinting center of excellence, which is planned to be operating in the first quarter of 2023.

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

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs.

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

Since our inception, we have incurred significant losses, except for the year ended December 31, 2021. Our total net income was $237,000 for the year ended December 31, 2021 and total net loss of $5.8 million and $11.2 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2021, we had an accumulated deficit of $72.8 million.

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

Financial Operations Overview

Revenue

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based BioInks and products, and establishment and maintenance of business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the year ended December 31, 2021, we generated revenues of $15.6 million mainly from the Development, Exclusivity and Option Products Agreement with AbbVie.

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

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our rhCollagen-based products. Those expenses include:

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

Our total research and development expenses for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 were $7.6 million, $4.1 million, and $4.4 million, respectively.

We did not apply for grants from the IIA since 2019. The research and development expenditures on our rhCollagen technology and our products for the year ended December 31, 2019 presented net of grants participation from the IIA in the amount of $28,000. To date, we have charged all research and development expenses to operations as they are incurred.

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

Participation by the Israel Innovation Authority.  We have received grants from the IIA as part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744 1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744 1984) (“Innovation Law”), and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the Innovation Law and related regulations, royalties of 3% - 5% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2021 totaled approximately $10.1 million. As of December 31, 2021, we paid royalties to the IIA in the total amount of $2.8 million.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair our ability to outsource manufacturing or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. For more information, see “Item 3.D. Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—The IIA grants we have received for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.” If we fail to comply with the Innovation Law, we may be subject to civil claims and criminal charges.

Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. Our balance sheet liabilities include current obligations regarding royalties that we are obligated to pay to the IIA based on sales of our products for the second half of the year, as they are due for payment in the following quarter. Our cost of goods include royalties expenses regarding royalties on our sales to the IIA See Note 2o in our consolidated financial statements for the year ended December 31, 2021 for more information.

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

Financial Income/Financial Expense

Financial income includes interest income regarding short-term cash deposits and re-evaluation of financial instruments. Financial expense consists of bank commissions.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2021, we have incurred operating losses of approximately $7.8 million for CollPlant Biotechnologies Ltd. and $54.8 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019
	(USD in thousands)
Statement of operations data:
Revenue	$15,641	$6,137	$2,318
Cost of revenue	2,005	3,002	1,879
Gross Profit	13,636	3,135	439
Research and development expenses, net	7,631	4,065	4,414
General, administrative, and marketing expenses	5,940	4,669	3,656
Total operating income (loss)	65	(5,599)	(7, 631)
Financial income (expenses), net	172	(175)	(3,533)
Net income (loss)	$237	$(5,774)	$(11,164)

Revenues

We generated revenues from the sale of our BioInk, rhCollagen, VergenixFG and VergenixSTR, as well as revenues from the AbbVie Agreement, in the year ended December 31, 2021 of approximately $15.6 million compared to $6.1 million in the year ended December 31, 2020. The increase in revenues in 2021 was mainly related to the $14.0 million consideration for the license granted to AbbVie.

In the year ended December 31, 2020 we generated revenues of approximately $6.1 million from the sale of our BioInk, rhCollagen, VergenixFG, VergenixSTR and from the United License Agreement, compared to $2.3 million in the year ended December 31, 2019. The increase in revenues in 2020 was primarily due to (i) $3.6 million revenues recognized with respect to the kidney option exercised under the United License Agreement and (ii) approximately $0.2 million increase in sales of VergenixFG related to the new distribution agreements signed in 2020.

Cost of revenue

We incurred cost of revenue in the amount of $2.0 million in the year ended December 31, 2021 compared to $3.0 million in the year ended December 31, 2020. Cost of revenue includes mainly the cost of VergenixFG, VergenixSTR and our rhCollagen based BioInk products, and royalties to the IIA for our sales. The decrease in cost of revenue in the amount of approximately $1.0 million is comprised of: (i) a decrease of approximately $327,000 in royalty expenses to the IIA in 2020 in relation to the kidney option exercise under the United License Agreement, (ii) a decrease in the amount of approximately $300,000 in cost of revenue generated from BioInk and rhCollagen sales and (iii) a decrease of approximately $275,000 in cost of revenue from services, both relate to the end of the agreement with United Therapeutics.

We incurred cost of revenue in the amount of $3.0 million in the year ended December 31, 2020 compared to $1.9 million in the year ended December 31, 2019. Cost of revenue includes mainly the cost of VergenixFG, VergenixSTR, our rhCollagen based BioInk and royalties to the IIA for our sales. The increase in cost of revenue in the amount of $1.1 million is comprised of: (i) an increase in the amount of approximately $795,000 due to royalty expenses to the IIA recognized in 2020 primarily in relation to the kidney option exercise under the United License Agreement, and (ii) an increase in the amount of approximately $300,000 in cost of manufacturing of rhCollagen.

Research and Development Expenses

We incurred research and development expenses of $7.6 million in the year ended December 31, 2021 compared to $4.1 million in the year ended December 31, 2020. The increase in expenses amounting to approximately $3.5 million was comprised primarily of $2.1 million in product development activities, including pre-clinical studies, subcontractors and materials, and $1.2 million increase in employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics.

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

General, Administrative, and Marketing Expenses

We incurred general, administrative, and marketing expenses of $5.9 million in the year ended December 31, 2021, compared to $4.7 million in the year ended December 31, 2020. The increase in expenses amounting to approximately $1.2 million is mainly comprised of: (i) approximately $946,000 in employees and directors salary and insurance policy expenses, and (ii) $410,000 one-time fees relating to the termination of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market.

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

Financial Expenses (Income), Net

Financial income, net, totaled $172,000 in the year ended December 31, 2021, compared to financial expenses, net of $175,000 in the year ended December 31, 2020. The increase in financial income, net in 2021 as compared to the year 2020 was mainly due to interest received from our short term cash deposits and exchange rate differences.

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

JOBS Act

With less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company under the JOBS Act. An emerging growth company may take advantage of specified provisions in the JOBS Act that provide exemptions or reductions of its regulatory burdens related to reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of some, but not necessarily all, of these provisions to reduce our burdens or exempt ourselves from regulatory requirements for up to five years or such earlier time that we are no longer deemed an emerging growth company. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act.

B. Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the Tel Aviv Stock Exchange and private placements) and government grants from the IIA. The balance of cash and cash equivalents as of December 31, 2021 and 2020 totaled $13.1 million and $3.3 million, respectively. In February 2021 we completed a registered direct offering that resulted in gross proceeds of $35 million and in the same month, we received a $14 million consideration for the license granted to AbbVie under the Development Agreement. We plan to fund our future operations through continued sales of our proprietary products, commercialization and or out-licensing of our rhCollagen and BioInk technology, and raising additional capital through the issuance of equity or debt.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $757,000. For more information see Note 6 to our audited consolidated financial statements; and

●	Trade and other payables in the amount of $2.5 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $3.8 million. For more information, see Note 6 to our audited consolidated financial statements.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019
	(USD in thousands)
Net cash provided by (used in):
Operating activities	2,501	(4,451)	(5,703)
Investing activities	(31,556)	(519)	(1,461)
Financing activities	38,760	4,465	5,410

Net Cash Used in Operating Activities

The use of cash resulted primarily from our net income in the year ended December 31, 2021, and from our net losses in the years ended December 31, 2020 and 2019, adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization and share-based compensation.

Net cash used in operating activities resulted primarily from our net income or losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items include depreciation and amortization, share-based compensation and exchange differences on cash and cash equivalents. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and costs of the Company’s management during the applicable periods.

Net cash provided by operating activities in the year ended December 31, 2021 totaled $2.5 million and consisted primarily of (i) a net income of $237,000, adjusted for non-cash items including depreciation of $773,000, shared-based compensation of $1.6 million, gains from short term bank deposits of $151,000 and change in financial instruments of $28,000, and (ii) a net decrease in operating assets and liabilities of $216,000, which are mainly attributable to a decrease in trade receivables of $560,000, and a decrease in accrued liabilities of $464,000 mainly due to royalty payment to the IIA.

Net cash used in operating activities in the year ended December 31, 2020 totaled $4.4 million and consisted primarily of (i) a net loss of $5.8 million, adjusted for non-cash items including depreciation of $660,000, shared-based compensation of $1.7 million and change in financial instruments of $40,000, and (ii) a net increase in operating assets and liabilities of $911,000, which are mainly attributable to an increase in trade receivables of $751,000 mainly due to royalty payment to the IIA, and an increase in inventory of $374,000.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $31.6 million during the year ended December 31, 2021 and $519,000 during the year ended December 31, 2020. The increase in the amount of approximately $31.0 million is primarily due to short term cash deposits of $30.0 million.

Net cash used in investing activities was $519,000 during the year ended December 31, 2020 and $1.5 million during the year ended December 31, 2019. The decrease in the amount of approximately $942,000 in investing activities is primarily due to the establishment of our new center of R&D labs and headquarters in Rehovot in 2019.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to approximately $38.8 million for 2021 and $4.5 million in 2020. In 2021, we consummated equity raises of net $32.7 million in return for proceeds from the issuances of securities under a registered direct offering and $6.0 million in return for proceeds from exercise of options and warrants.

Net cash provided by financing activities amounted to approximately $4.5 million for 2020 and $5.4 million in 2019. In 2020, we consummated equity raises of net $4.4 million in return for proceeds from the issuances of securities under the Securities Purchase Agreement with U.S. accredited investors. In addition, we received proceeds in the amount of $89,000 from option exercised and paid $24,000 on a loan.

Cash and Funding Sources

The table below summarizes our sources of funding for the years ended December 31, 2021, 2020 and 2019:

	Issuance of Ordinary Shares and Warrants	Strategic Collaborations*	Total
	(USD in thousands)
Year ended December 31, 2021	38,760	14,000	52,760
Year ended December 31, 2020	4,489	3,000	7,489
Year ended December 31, 2019	5,447	**38	5,485

*	Does not include royalties payments to the IIA
**	The $38,000 were received from the IIA

Funding Requirements

We believe that our existing cash and cash equivalents and short term cash deposits, as of the date of this Annual Report on Form 20-F, which includes approximately $43 million, will enable us to fund our operating expenses and capital expenditures for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

E. Critical Accounting Estimates

Our critical accounting estimates include the areas where we have made what we consider to be particularly difficult, subjective or complex judgments in making estimates, and where these estimates can significantly affect our financial results under different assumptions and conditions. We prepare our financial statements in conformity with GAAP. As a result, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates. Critical estimates and assumptions made by management include:

Estimates of share-based compensation fair value

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

Lease accounting

On January 1, 2019, we adopted Accounting Standards Update No. 2016-02, Leases as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding Right-Of-Use, or ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. We adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. See Note 2 and Note 6 to our Consolidated Financial Statements for the year ended December 31, 2021 for further information regarding leases.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 15, 2022. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Oppenheimer, Weizmann Science Park, P.O. Box 4132, Rehovot 7670104, Israel.

Name	Age	Position
Senior Management
Yehiel Tal	69	Chief Executive Officer
Prof. Oded Shoseyov	65	Founder, Non-Executive Chief Scientist
Eran Rotem, CPA	54	Deputy CEO and Chief Financial Officer
Dr. Ilana Belzer	62	Chief Operating Officer
Dr. Philippe Bensimon	56	Vice President, Regulatory Affairs and Quality Assurance
Hadas Dreiher Horowitz	45	Vice President, Human Resources
Michal Roytman	37	Vice President, Sales and Marketing
Non-Employee Director
Dr. Roger Pomerantz (1)(5)	65	Chairman of the Board and Director
Dr. Abraham Havron (1)(5)(6)	74	Director
Dr. Gili Hart (1)(3)(4)(5)(6)	47	Director
Dr. Elan Penn (1)(2)(3)(4)(5)(6)	70	Director
Joseph Zarzewsky (1)(2)(3)(5)	61	Director
Hugh Evans (1)(5)	55	Director
Alisa Lask (1)(2)(5)	51	Director

(1)	Independent Director under the Nasdaq Listing Rules

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Served as external director under Israeli Law until December 20, 2021. Following the Board’s determination that there is no control interest in the Company, as detailed in Item 6.C, such director continues to serve as an Independent Director of the Company until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the said determination.

(5)	Independent Director under Israeli Law

(6)	Member of the Nominating and Corporate Governance Committee

Senior Management

Yehiel Tal has served as our chief executive officer since January 2010. Mr. Tal possesses over 30 years of management experience in the Israeli and American high-tech and biotechnology industries. Prior to joining us, Mr. Tal was the chief executive officer and co-founder of Regentis Biomaterials Ltd. Prior to that Mr. Tal served as vice-president of business development at ProChon BioTech Ltd. He has also served as vice president of marketing and business development at OrthoScan Technologies Ltd. and director of business development and business unit manager at Kulicke and Soffa Industries, Inc. In 2021, Mr. Tal was elected to the Board of Directors of the International Society for Biofabrication. Mr. Tal holds a Bachelor’s and a Master’s degree in mechanical engineering from the Technion, Israel Institute of Technology.

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

Michal Roytman has joined us in July 2018 and has served as our Vice President of Sales and Marketing since January 2022. Prior to this position, Ms. Roytman served as our Director of Product Sales and Marketing (April 2020-January 2022) and Sales and Marketing Manager (July 2018-April 2020). Prior to joining us, Ms. Roytman served as a Product Manager in Ocon Medical from November 2017 to July 2018 and a Corporate Development Manager in NeuroDerm (now Mitsubishi Tanabe) from March 2016 to November 2017.  Ms. Roytman holds an MSc in Biotechnology and food engineering from the Technion - Israel institute of technology, and an MBA specializing in marketing from Bar Ilan University, Israel.

Non-Employee Directors

Dr. Roger Pomerantz has served as our Chairman of the board of directors since February 2020. Dr. Pomerantz is currently the President, Chief Executive Officer and Chairman of the Board of Directors of ContraFect, and a board member of Indaptus Therapeutics and VerImmune. Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics in 2019, where he served as Chairman and CEO from June 2014 until January 2019. From 2011 to 2013, he was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed twelve small and large molecular drugs approved world-wide in important diseases, including HIV, HCV, CMV, C. Diff, and tuberculosis.

Dr. Abraham (Avri) Havron has served on our board of directors since May 2016. Dr. Havron is a 41-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) - the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals seven of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns), Somatrogan- recombinant long acting human growth hormone analog. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is also a member of the board of Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post- doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., our wholly owned subsidiary.

Dr. Gili Hart has served on our board of directors since July 2017. Dr. Hart serves as the Chief Executive Officer of Splisense. From 2017 and until 2020, Dr. Hart served as the Chief Executive Officer of Mitoconix and from 2014 and until 2017 she served as the Chief Executive Officer of OPKO Biologics. From 2011 to 2014, Dr. Hart served as Vice President of Prolor Biotech Ltd. Dr. Hart serves as a director in Enlivex Therapeutics, and Dr. Hart holds a B.Sc degree in Biological engineering and an M.Sc degree from the Weizmann Institute of Science as well as a Ph.D. from the Weizmann Institute of Science.

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

Hugh Evans has served on our board of directors since March 2021. Mr. Evans serves as a board member at ZVerse, 3DM, Currant 3D, Evolve additive solutions and Advano. Previously Mr. Evans served as a board member of AquaVenture Holdings (NYSE: WAAS), which was acquired by Culligan International as well as Factory Four which was acquired by Xometry. In 2019, Mr. Evans founded 3D Ventures Group, where he serves as a managing member. From 2013 to 2019, Mr. Evans served as Senior Vice President of Corporate Development & Digitization at 3D Systems (NYSE: DDD). Previously, from 1992 to 2013, he served as a portfolio manager at T. Rowe Price Associates (NASDAQ: TROW). Mr. Evans holds a BA in Psychology from the University of Virginia and an MBA from the Stanford Graduate School of Business.

Alisa Lask has served on our board of directors since August 2021. Mrs. Lask is the former Vice President and General Manager of US Aesthetics at Galderma. Previously, she was a Senior Director of Global Strategic Marketing of Facial Aesthetics at Allergan. Earlier, she held strategic marketing positions at both Zimmer Biomet and Eli Lilly. Mrs. Lask received an M.B.A from the University of Michigan and has a B.A. in marketing from Miami University, Oxford, Ohio.

Advisory Boards

We have established a scientific advisory board and a clinical advisory board. The members of our advisory boards are appointed by our chief executive officer. Once nominated, the members of our advisory boards sign a standard letter of engagement. Most of the members of our advisory boards are not appointed for a specific term and their position may be terminated by either us or the member of the advisory board according to standard notice periods. The members of our advisory boards are all paid either daily or hourly fees for their services and are entitled to the reimbursement of their expenses. Furthermore, several of the members of our advisory boards have been granted options due to their strategic role and years of service. The members of our advisory boards are as follows:

Advisory Board

Prof. Avraham Hershko

Prof. Shay Soker

Prof. Vicki Rosen

Prof. Abhay Pandit

Prof. Ofer Levy, MD, MCh (Orth)

Joseph M. Lane, MD

B. Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses(1) (thousand USD)	Value of Options Granted(2) (thousand USD)
All senior management and directors as a group, consisting of 14 persons	3,130	1,137

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law. This amount includes approximately $106,000 set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses.

(2)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2021. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 of our financial statements.

In accordance with the Companies Law, the following table presents information regarding compensation of our five most highly paid office holders, namely our Chief Executive Officer, deputy CEO and Chief Financial Officer, Chief Operating Officer, Vice President Regulatory Affairs and Quality Assurance and Vice President Research and Development during the year ended December 31, 2021.

Name and Position(1)	Salary Cost (2) (thousand USD)	Bonus (thousand USD)(3)	Value of Options Granted(4) (thousand USD)	Total (thousand US dollar)
Yehiel Tal, CEO	422	548	229	1,199
Eran Rotem, Deputy CEO & CFO	345	347	158	850
Ilana Belzer, COO	265	52	75	392
Philippe Bensimon, VP RA& QA	235	55	62	352
Nadav Orr, VP R&D (5)	236	75	0	311

(1)	All such officers are employed on a full-time (100%) basis

(2)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2021, including the annual cash bonus for 2021, which have been provided for in the Company’s financial statements for the year ended December 31, 2021, but was paid in February 2022. Such amounts exclude bonuses paid during 2021 which were provided for in the Company’s financial statements for previous years.

(4)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2021, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for share-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 9 to our consolidated financial statements.

(5)	Mr. Orr’s tenure terminated on December 31, 2021.

Compensation of Directors

We currently pay our directors an annual fee of approximately $8,400 and a per meeting fee of approximately $500. The members of our board of directors are also entitled to a letter of indemnification and exculpation, in the Company’s standard form, and to coverage under our D&O insurance policies, as renewed from time to time.

In May 2021, we granted, subject to shareholders approval which was obtained on August 4, 2021, Hugh Evans options to purchase 23,000 ordinary shares, at an exercise price of $15.2. The options vest subject to a vesting period of four years, with a quarter of the options vesting on the first anniversary of the grant date, and the remaining options vesting in equal parts at the end of every quarter thereafter.

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

Prior to the 2019 Financing, we considered ourselves as a company with no controlling shareholder, and therefore, in November 2018, our board of directors decided to adopt an exemption, or the Exemption, that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee. Our articles of association were amended to reflect such relief on June 6, 2019. Accordingly, the former external directors, Dr. Gili Hart and Dr. Elan Penn, were no longer classified as external directors, but continued to serve on our board of directors. As part of the 2019 Financing, Mr. Sagy increased his holdings in the Company to over 25%, at which point we determined that we will consider Mr. Sagy as our controlling shareholder. Under these circumstances, we could no longer benefit from the Exemption and approached the Israeli Ministry of Justice to re-classify Dr. Gili Hart and Dr. Elan Penn as external directors despite changes in their compensation package adopted during the period in which they were not classified as external directors, at which point in time the Israeli Ministry of Justice notified us that under the circumstances, there was no prevention from re-classifying Dr. Gili Hart and Dr. Elan Penn as external directors, and accordingly, we re-classified Dr. Gili Hart and Dr. Elan Penn as our external directors until the remainder of their term on July 4, 2020 and January 14, 2021, respectively, considering among other things, the short time that lapsed from the date on which we adopted the Exemption and the formation of a control interest in the Company as well as the fact that Dr. Gili Hart and Dr. Elan Penn do not have any affiliation with Mr. Sagy. On May 14, 2020, at our extraordinary general meeting of shareholders, our shareholders re-elected Dr. Gili Hart as an external director of the Company for a three-year term until July 5, 2023. On October 13, 2020, at our annual and extraordinary general meeting of shareholders, our shareholders re-elected Dr. Elan Penn as an external director of the Company for a three-year term until January 14, 2024. On August 4, 2021, at our annual and extraordinary general meeting of shareholders, our shareholders re-elected, and, in the case of the latter elected Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky and Hugh Evans to the board of directors of the Company, each until the next annual general meeting of shareholders.

On December 20, 2021, our board of directors determined that in light of our current shareholding structure, which no longer supports the claim that we have a controlling shareholder, it was decided to reinstate the relief provided under the Exemption. As such, Dr. Gili Hart and Dr. Elan Penn were no longer classified as external directors, as of which date they continue to serve on our board of directors as independent directors until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the said determination.

Currently our board of directors consists of seven directors, all of who are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting, in person or by proxy, at that meeting, other than Dr. Gili Hart and Dr. Elan Penn, who, as aforesaid, shall continue to serve until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the determination that we no longer have a controlling shareholder.

We have two types of directors: independent directors and “regular” directors. For purposes of complying with the Nasdaq Listing Rules to list the Company’s ordinary shares on the Nasdaq Global Market, our board of directors is comprised of seven independent directors.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the Nasdaq, are required to appoint at least two external directors. The external directors must meet strict independence criteria to ensure that they are unaffiliated with the company and any controlling shareholder. At least one of the external directors is required to have financial and accounting expertise, and the other external director must have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law. The Companies Law also provides that the external directors must serve on both the audit committee and the compensation committee, that the audit committee and the compensation committee must both be chaired by an external director, and that at least one external director must serve on every board committee authorized to exercise powers of the board of directors. Additional rules govern the term and compensation of external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors.

As discussed above, until December 20, 2021, Dr. Gili Hart and Dr. Elan Penn served as “external directors” on our board of directors, and upon the determination of our board of directors that the Company no longer has a controlling shareholder, continue to serve as independent directors on our board of directors until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the said determination.

For further information on our decision to “opt out” pursuant to the Exemption, please see C. Board Practices – Board of Directors.

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

Committees of the Board of Directors

Currently, our board of directors has three permanent committees: an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee that will comply with certain composition requirements, subject to the possibility of a company to opt out of certain Companies Law requirements under certain circumstances, as we have. Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and at least one of whom has accounting or related financial management expertise.

Accordingly, our audit committee consists of Dr. Gili Hart, Dr. Elan Penn and Joseph Zarzewsky, each of whom meets the requirements for independence under the rules of the Nasdaq and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy requirements in the rules of the Nasdaq and the applicable rules and regulations of the SEC. In addition, our board of directors has determined that Dr. Elan Penn is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

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

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions Under Israeli Law” below), unless at the time of approval a majority of the committee’s members are present.

Compensation Committee

 Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The Companies Law provides composition requirements applicable to a compensation committee, unless a company elects to opt-out of certain Companies Law requirements, under certain circumstances, as we have. Our compensation committee consists of Dr. Elan Penn, Alisa Lask and Joseph Zarzewsky, each of whom meets the requirements for independence under the rules of the Nasdaq Global Market and the applicable rules and regulations of the SEC.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and to examine the necessity of updating the compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires a special majority. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. Our current compensation policy was approved by our shareholders on June 6, 2019, as amended on May 14, 2020, and will be in effect for a period of three years from its original date of approval. On August 4, 2021 our shareholders approved an amendment to our compensation policy in connection with the provisions relating to the purchase of directors’ and officers’ liability insurance policies. In January 2022, our board of directors approved, following the recommendation of our compensation committee, the amendment of our compensation policy, where the primary amendments include the increase in the maximum salaries of our officers (including CEO), the increase of the compensation of our directors, as well as an increase of the fair market value of any equity compensation granted to our chairman and directors, including the ratio of variable compensation out of the officer’s total compensation package. The amendment to our compensation policy is subject to the approval of our shareholders by a special majority, which, as of the date of this Annual Report on Form 20-F, has not yet been obtained. The compensation policy does not, by nature, grant any rights to our directors or officers. The compensation policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Gili Hart, Dr. Abraham Havron, and Dr. Elan Penn. Each of the members of our nominating and corporate governance committee is independent under the listing requirements of the Nasdaq Global Market.

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

Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in our ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets, or liabilities.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Under Israeli Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of our company, other than by virtue of being an officer or director. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint at least half of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be examined on an aggregate basis.. The approval of the audit committee or compensation committee, the board of directors, and a special majority, in that order, is required for: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, , including any private placements in which a controlling shareholder has a personal interest; (ii) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company; (iii) the terms of engagement and compensation of a controlling shareholder or his or her relative who is an office holder; or (iv) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who do not have a personal interest in the approval of such item; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of such item and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

In May 2010, we adopted the 2010 Plan, an option plan for employees and senior officers, and as part of the acquisition of CollPlant Ltd., all of the options under the Employee Share Ownership and Option Plan (2004) of CollPlant Ltd. were substituted with and assumed by options under our 2010 Plan, while any restriction periods under Sections 102(b)(2) and 102(b)(3) of the Israeli Income Tax Ordinance, or the Ordinance, were calculated as of their original grant date. On March 26, 2020, our board of directors, in accordance with the compensation committee’s recommendation, extended the 2010 Plan for an additional ten (10) years period, until May 2030. The 2010 Plan allows us to grant options to purchase our ordinary shares to our officers, employees, and consultants. The 2010 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. As of March 15, 2022, our employees, officers, and consultants hold an aggregate of options to purchase 1,509,028 ordinary shares, NIS 1.50 par value, under the 2010 Plan. Since 2008 and until March 15, 2022, options to purchase an aggregate of 175,663 ordinary shares had been exercised and transferred to the beneficial holders. The 2010 Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance, or the Ordinance, mainly Sections 102 and 3(i), which affords certain tax advantages to Israeli employees, officers, and directors that are granted options in accordance with its terms. Section 102 of the Ordinance allows employees, directors, and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Sections 102(b)(2) and 102(b)(3) of the Ordinance, which provide the most favorable tax treatment for grantees, permit the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director, or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, our ability to deduct an expense with respect to the issuance of the options or shares might be limited. Section 3(i) of the Ordinance does not provide for similar tax benefits.

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

The option exercise price is determined by the compensation committee, following the approval of the board of directors, and specified in each option award agreement. In general, and according to our compensation policy, the option exercise price is the market value of the shares on the date of grant in accordance to our ordinary share market value traded on the Nasdaq Global Market.

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

In the event of (i) a sale of all or substantially all of our assets or (ii) our consolidation or merger in which we are not the ongoing or surviving corporation, then, and unless otherwise determined in the agreement or by the board, we shall be entitled to determine that all of the outstanding unexercised options held by or for the benefit of any grantee shall be assumed or substituted for an appropriate number of options of the successor company, provided that the aggregate amount of the exercise price for such options shall be equal to the aggregate amount of the exercise price of our unexercised options held by each grantee at such time. With respect to the grants that were made since October 2017, the above acceleration provision was amended in a manner that the options’ vesting is fully accelerated upon the occurrence of a M&A Transaction or Reorganization: (1) “M&A Transaction” shall mean a “merger” as such term or term of similar nature is defined in the Israeli Companies Law of 1999, as well as (i) a sale of 50% or more of the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if more than 50% of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; (ii) a sale of all or more than 50% of the shares of the share capital of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement; (iii) an issuance of shares of the Company, whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement, that results in the offeree holding more than 50% of the share capital of the Company; or (iv) a merger, consolidation or like transaction of the Company with or into another corporation including a reverse triangular merger, but excluding a merger which falls within the definition of Reorganization; and/or (2) “Reorganization” shall mean any re-domestication of the Company, share flip, creation of a holding Company for the Company which will hold all, or 50% or more, of the shares of the Company or any other transaction involving the Company in which our ordinary shares of the Company outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares that represent, immediately following such transaction, at least a majority, by voting power, of the share capital of the surviving, acquiring or resulting corporation and in which there is no material change to the interests held by the shareholders of the Company prior to such transaction and thereafter.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2022 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 15, 2022. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned**
Senior Management and Directors
Dr. Roger Pomerantz (1)	91,526	*
Abraham Havron (2)	11,063	*
Dr. Gili Hart (3)	17,063	*
Dr. Elan Penn (3)	17,063	*
Joseph Zarzewsky (4)	15,188	*
Hugh Evans (5)	377,429	3.4%
Alisa Lask (6)	-	-
Yehiel Tal (7)	223,366	2%
Eran Rotem (8)	84,559	*
Oded Shoseyov (9)	183,627	1.7%
Philippe Bensimon (10)	48,188	*
Ilana Belzer (11)	48,479	*
Hadas Dreiher Horowitz (12)	7,500	*
Michal Roytman (13)	5,750	*
All senior management and directors as a group (14) persons)	1,130,801	9.6%

More than 5% Shareholders
Meitav Dash Investment Ltd.(14)	785,730	7%
Ami Sagy (15)	2,747,086	23%
Loewenbaum Group (16)	903,505	8.2%
Investment Management of Virginia, LLC (17)	638,254	5.8%

*	Less than 1%

**	Based on 10,996,356 ordinary shares outstanding

(1)	Consists of options to purchase 91,526 ordinary shares NIS 1.50 par value at an exercise price of $11.06 per share and expiring on February 6, 2026. Does not include options to purchase 71,187 ordinary shares, that vest in more than 60 days of March 15, 2022 and options to purchase 50,000 ordinary shares, that are subject to shareholders meeting approval.

(2)	Consists of (i) options to purchase 4,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2025, (ii) options to purchase 4,063 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026 and (iii) options to purchase 3,000 ordinary shares at an exercise price of $9.12 per share and expiring on August 27, 2030. Does not include options to purchase 5,938 ordinary shares, that vest in more than 60 days of March 15, 2022 and options to purchase 24,000 ordinary shares, that are subject to shareholders meeting approval.

(3)	Consists of (i) options to purchase 10,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2025, (ii) options to purchase 4,063 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026 and (iii) options to purchase 3,000 ordinary shares at an exercise price of $9.12 per share and expiring on August 27, 2030. Does not include options to purchase 5,938 ordinary shares, that vest in more than 60 days of March 15, 2022 and options to purchase 24,000 ordinary shares, that are subject to shareholders meeting approval.

(4)	Consists of (i) options to purchase 12,188 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on December 31, 2026 and (ii) options to purchase 3,000 ordinary shares NIS 1.50 par value at an exercise price of $9.12 per share and expiring on August 27, 2030. Does not include options to purchase 7,813 ordinary shares, that vest in more than 60 days of March 15, 2022 and options to purchase 24,000 ordinary shares, that are subject to shareholders meeting approval.

(5)	Consists of (i) 277,429 ordinary shares and (ii) warrants to purchase 100,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on October 26, 2022. Does not include options to purchase 23,000 ordinary shares, that vest in more than 60 days of March 15, 2022 and options to purchase 24,000 ordinary shares, subject to shareholders meeting approval.

(6)	Does not include options to purchase 47,000 ordinary shares, subject to shareholders meeting approval.

(7)	Consists of (i) 30,117 ordinary shares, (ii) options to purchase 1,020 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2023, (iii) options to purchase 37,800 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on July 31, 2025, (iv) options to purchase 75,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on January 14, 2025, (v) options to purchase 43,875 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, and (vi) options to purchase 35,554 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030. Does not include options to purchase 55,837 ordinary shares, that vest in more than 60 days of March 15, 2022 and options to purchase 100,000 ordinary shares, subject to shareholders meeting approval.

(8)	Consists of (i) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (ii) options to purchase 45,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, (iii) options to purchase 7,500 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, and (iv) options to purchase 23,059 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030. Does not include options to purchase 117,148 ordinary shares, that vest in more than 60 days of March 15, 2022.

(9)	Consists of (i) 63,734 ordinary shares, (ii) options to purchase 727 ordinary shares at an exercise price of $4.02 per share and expiring on May 3, 2023, (iii) options to purchase 66,666 ordinary shares at an exercise price of $4.02 per share and expiring on July 31, 2025, (iv) options to purchase 20,000 ordinary shares at an exercise price of $4.02 per share and expiring on December 26, 2024, (v) options to purchase 16,250 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, and (iv) options to purchase 16,250 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030. Does not include options to purchase 7,500 ordinary shares, that vest in more than 60 days of March 15, 2022.

(10)	Consists of (i) options to purchase 2,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2023, (ii) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (iii) options to purchase 15,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, (iv) options to purchase 13,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, and (v) options to purchase 9,188 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030. Does not include options to purchase 44,813 ordinary shares, that vest in more than 60 days of March 15, 2022.

(11)	Consists of (i) options to purchase 4,667 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on August 31, 2025, (ii) options to purchase 15,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, (iii) options to purchase 17,875 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, and (iv) options to purchase 10,937 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030. Does not include options to purchase 48,188 ordinary shares, that vest in more than 60 days of March 15, 2022.

(12)	Consists of options to purchase 7,500 ordinary shares exercisable at an exercise price of $12.78 per share and expiring on March 25, 2031. Does not include options to purchase 37,500 ordinary shares, that vest in more than 60 days of March 15, 2022.

(13)	Consists of (i) options to purchase 2,000 ordinary shares exercisable at an exercise price of $5.07 per share and expiring on January 30, 2026, (ii) options to purchase 2,188 ordinary shares exercisable at an exercise price of $10.08 per share and expiring on May 26, 2030, and (iii) options to purchase 1,562 ordinary shares exercisable at an exercise price of $13.08 per share and expiring on January 13, 2031. Does not include options to purchase 27,000 ordinary shares, that vest in more than 60 days of March 15, 2022.

(14)	Based partially on information contained in a Schedule 13G/A filed with the SEC on February 2, 2022 jointly by Meitav Dash Investments Ltd. and Meitav Dash Provident Funds and Pension Ltd., or Meitav Dash. Consists of (i) 547,730 ordinary shares, and (ii) a warrant to purchase 238,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on March 7, 2023.

(15)	Consists of (i) 1,811,086 ordinary shares, (ii) warrants to purchase 186,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on March 7, 2023, (iii) warrants to purchase 500,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on October 27, 2022, and (iv) 250,000 warrants to purchase 250,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on February 17, 2024.

(16)	Based on information contained in a Schedule 13G filed with the SEC on February 23, 2022 by George Walter Loewenbaum, Lillian S. Loewenbaum, Elizabeth S. Loewenbaum, George Walter Loewenbaum Grantor Annuity Trust I, George Walter Loewenbaum Grantor Annuity Trust II, George Walter Loewenbaum Grantor Retained Annuity Trust V, Lillian S. Loewenbaum Grantor Retained Annuity Trust I, Lillian S. Loewenbaum Grantor Retained Annuity Trust IV, The Loewenbaum 1992 Trust, and The Waterproof Partnership, Ltd.. Consists of (i) 60,000 ordinary shares underlying shares held by the Walter Loewenbaum Trust, (ii) 4,134 ordinary shares held by George Walter Loewenbaum, (iii) 655,000 ordinary shares held by the George Walter Loewenbaum in an IRA, (iv) 10,000 ordinary shares held in the Lillian Shaw Loewenbaum Trust, (v) 24,381 ordinary shares held by Lillian S. Loewenbaum, (vi) 10,000 ordinary shares held by Elizabeth S. Loewenbaum, (vii) 866 ordinary shares held in the George Walter Loewenbaum Annuity Trust I, (viii) 7,000 ordinary shares held in the George Walter Loewenbaum Annuity Trust II, (ix) 13,078 ordinary shares held in the George Walter Loewenbaum Grantor Retained Annuity Trust V, (x) 2,046 ordinary shares held by Lillian S. Loewenbaum Grantor Retained Annuity Trust I, (xi) 54,000 ordinary shares held by Lillian S. Loewenbaum Grantor Retained Annuity Trust IV, (xii) 34,000 ordinary shares held by The Loewenbaum 1992 Trust and (xiii) 29,000 ordinary shares held by The Waterproof Partnership Ltd.

(17)	Based on information contained in a Schedule 13G filed with the SEC on January 31, 2022 by Investment Management of Virginia, LLC. Consists of 638,254 ordinary shares.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2019.

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

Agreement with Our Subsidiary

The Company has contracted CollPlant Ltd., the Company’s wholly owned subsidiary, for its administrative and backend office management services, for which the Company pays CollPlant Ltd. NIS 400,000 on a monthly basis.

Agreements with Directors and Senior Management

Insurance, Exculpation, and Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, and including with respect to liabilities resulting from an offering of securities by us to the extent such liabilities are not covered by insurance. See “Item 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law—Exculpation, Insurance and Indemnification of Directors and Officers.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On January 31, 2018, our ADSs, each representing fifty of our ordinary shares commenced trading on the Nasdaq Capital Market under the symbols “CLGN”. Our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, and, prior to listing on the Nasdaq Capital Market, quoted on the OTCQB from May 26, 2017 to January 30, 2018. We delisted our ordinary shares from the Tel Aviv Stock Exchange or TASE, and the last date of trading of our ordinary shares was on October 29, 2018. On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market, and began trading at the open of market on June 4, 2021. At such time, our ADSs were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Global Market.

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

The share and per share numbers in the following discussion reflect (i) a 1-for-3 reverse share split that we effected on November 20, 2016, (ii) a 1 for 50 reverse share split effected on July 15, 2019 and (ii) the mandatory cancellation of our ADS program and the exchange of ADSs for ordinary shares at a one-for-one ratio effected on June 4, 2021.

February 2021 Registered Direct Offering

On February 11, 2021, we entered into Securities Purchase Agreement with several healthcare-focused and other institutional investors, for the purchase and sale of 2,000,000 ordinary shares of the Company at a price of $17.50 per share. The offering was completed on February 17, 2021.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

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

Dividends distributed from income generated from a Preferred Enterprise are subject to tax at the rate of 20% or to a lower rate as may be provided in an applicable tax treaty. However, if such dividends are distributed to an Israeli company, such dividends are exempt from tax.

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

The 2017 Amendment provides that a technology company that meet the conditions established in law will be qualified as a “Preferred Technology Enterprise” and may thereby benefit from a reduced corporate tax rate of 12% on its “Preferred Technology Income,” as defined in the Investment Law. The applicable tax corporate tax rate can be reduced to 6%-12% present (6% in case the company has a turnover of over 10 billion NIS, and to 12% in case the company has less than 10 billion NIS of a turnover. In case the company is located in a development area A and has a turnover of less than 10 billion, it will be eligible for 7.5% tax rate). In addition, a Preferred Technology Enterprise may be subjected to a reduced capital gains tax rate of 12% and up to 6% (depending on the company’s turnover) on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company. A company can be eligible to reduced tax rates only in case the Benefited Intangible Assets was acquired or registered on behalf of the company or after January 1, 2017 (applicable to companies with a turnover of more than 10 billion NIS), or in case the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million and the sale receives prior approval from the IIA (applicable to companies with a turnover of less than 10 billion NIS).

Dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if such dividends are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

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

As of January 1, 2020, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 651,600 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that exceeds NIS 651,600 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding at source of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange in Israel (and also if the company was not listed on stock exchange, under certain conditions) will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

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

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale.

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

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid in respect to ordinary shares, other than bonus shares (share dividends). As of January 1, 2012 and thereafter, the tax rate applicable to such dividends is generally 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time the dividend is received or at any time during the preceding 12-month period, the applicable tax rate is 30%. Dividends distributed from income derived from Preferred Enterprises and Preferred Technology Enterprises will generally be subject to income tax at a rate of 20%.

As of January 1, 2020, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 651,600 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that exceeds NIS 651,600 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid to an Israeli resident individual shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate.

Notwithstanding the above, dividends distributed to an Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended tax rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares.

Non-Israeli Residents

Unless relief is provided in a treaty between Israel and the shareholder’s country of residence, non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person (including a corporation) who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or at any time during the preceding 12-month period, absent treaty relief as mentioned above, the applicable capital gains tax rate is 30%. Notwithstanding the above, dividends distributed from income derived from Preferred Enterprises will be subject to Israeli tax at a rate of 20%. In addition, dividends distributed by a Preferred Technology Enterprise that are distributed from a Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

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

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% if: (i) the shareholder is a U.S. corporation and holds at least 10% of the outstanding shares of our voting stock during the part of our tax year that precedes the date of payment of the dividends and during the whole of our prior tax year; (ii) not more than 25% of our gross income in the tax year preceding the payment of the dividends consists of interest or dividends, other than dividends or interest received from subsidiary corporations that 50% or more of the outstanding shares of voting stock of such corporations are owned by us at the time such dividends or interest are received by us; and (iii) the dividends are not sourced from income derived during a period for which we were entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law. If the dividends are sourced from income derived during a period for which we are entitled to the reduced tax rate applicable to a Preferred Enterprise or a Preferred Technology Enterprise under the Investment Law, to the extent that the first two conditions detailed above are met, the Israeli tax rate applicable to such dividends should be 15%.

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

Material U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to an investment in our ordinary shares. This summary deals only with ordinary shares that are held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and does not address tax considerations of holders that may be subject to special tax rules, including, but not limited to, dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, individual retirement and tax-deferred accounts, persons holding ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction, or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders (as defined below) who own, directly, indirectly, or constructively, 10% or more of our outstanding stock, by vote or value. The summary set forth below relating to U.S. holders is applicable only to such U.S. holders (i) who are residents of the United States for purposes of the U.S.-Israel Tax Treaty, (ii) whose ordinary shares are not, for purposes of the U.S.-Israel Tax Treaty, effectively connected with or attributable to a permanent establishment in Israel, and (iii) who otherwise qualify for the full benefits of the U.S.-Israel Tax Treaty. The discussion below is based upon the Code, final, temporary and proposed Treasury regulations promulgated thereunder, applicable administrative rulings and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date of this Annual Report on Form 20-F and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local, or non-U.S. tax laws. Furthermore, we will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares and can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or will be sustained in a court if challenged.

As used in this summary the term “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax considerations to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes generally depends upon the status of the partner (or person or entity treated as a partner) and the activities of the partnership. The tax consequences to such a partner or partnership are not considered in this summary and partners and partnerships should consult their tax advisors with respect to the U.S. federal tax consequences of investing in our ordinary shares.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its circumstances. Prospective purchasers of our ordinary shares should consult their own tax advisors with respect to the specific U.S. federal income tax consequences to such person of purchasing, holding, or disposing of our ordinary shares, as well as the effect of any state, local, or other tax laws.

Distributions on Ordinary Shares

As noted above, we currently do not expect to pay cash dividends on our ordinary shares in the foreseeable future. Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. holders are required to include in gross income the amount of any distribution paid on ordinary shares to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. holder’s tax basis for our ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. holders. A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the Nasdaq Global Market). In addition, a non-corporate U.S. holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if (a) such U.S. holder has not held our ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. holder has diminished its risk of loss with respect to ordinary shares (for example, by holding an option to sell our ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Disposition of Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in our ordinary shares. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. The capital gain or loss realized on the sale, exchange, or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will generally apply to non-corporate U.S. holders. Any gain or loss realized by a U.S. holder on the sale, exchange, or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received (or certain inclusion amounts were taken into account) by the U.S. holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Disclosure of Reportable Transactions

If a U.S. holder sells or disposes of our ordinary shares at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. holder may be required to file a disclosure statement with the IRS. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2021, we do not expect to be a PFIC for our 2021 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2022 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares, then unless an election has been made by a U.S. holder to be taxed under one of the alternative regimes discussed below, gain recognized by a U.S. holder on a sale or other disposition (including certain pledges) of our ordinary shares would be allocated ratably over the U.S. holder’s holding period for our ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distribution with respect to our ordinary shares in excess of 125% of the average of the annual distributions received by a U.S. holder during the preceding three years or such U.S. holder’s holding period, whichever is shorter. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold our ordinary shares and our non-United States subsidiary is also a PFIC, a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors about the application of the PFIC rules to our non-United States subsidiary.

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

Notwithstanding the default PFIC rules described in the preceding paragraphs, certain elections may be available that would result in alternative tax consequences; i.e., the “qualified electing fund” or “QEF” election and the “mark to market” election. If a U.S. holder makes a timely and valid mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of our ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. holder’s tax basis in our ordinary shares will be adjusted to reflect the income or loss resulting from the mark-to-market election. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election and any loss in excess of such amount will be treated as capital loss). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (i) a U.S. securities exchange that is registered with the Securities and Exchange Commission, (ii) the U.S. market system established pursuant to Section 11A of the Securities and Exchange Act of 1934, or (iii) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (a) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors, and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced; and (b) the rules of such non-U.S. exchange effectively promote active trading of listed shares. The Nasdaq Global Market is a qualified exchange for this purpose, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. A mark-to-market election will not apply to ordinary shares held by a U.S. holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Such election will not apply to any PFIC subsidiary that we own. Each U.S. holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares.

Another way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. holder to make a QEF election. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. We are not obligated and do not currently intend to provide the information necessary to make a QEF election and thus it is not expected that a QEF election will be available for U.S. holders of our ordinary shares if we were a PFIC in any prior year, the current year or any future year.

U.S. holders should consult their tax advisors to determine under what circumstances these elections would be available and, if available, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. holder holds ordinary shares in any year in which we are treated as a PFIC, the U.S. holder will be required to file IRS Form 8621 and may be subject to certain other information reporting requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of our ordinary shares in the event we are determined to be a PFIC.

Medicare Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on all or a portion of their “net investment income,” which generally would include dividends on, and dispositions of, our ordinary shares. U.S. holders should consult their tax advisors with respect to the applicability of the 3.8% Medicare tax to their income and gains, if any, resulting from their investment in our ordinary shares.

Information Reporting and Backup Withholding

A U.S. holder may be subject to backup withholding and information reporting requirements with respect to cash distributions and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Information reporting and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the IRS.

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

Foreign Asset Reporting

Certain U.S. holders who are individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions. For example, certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) are generally required to file IRS Form 8938 with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. In addition, a U.S. holder should consider the possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, as a result of holding ordinary shares. U.S. holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ordinary shares.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. income or withholding tax on the payment of dividends on and the proceeds from the disposition of ordinary shares.

A non-U.S. holder may be subject to U.S. federal income tax on dividends received on ordinary shares or upon the receipt of income from the disposition of ordinary shares if: (i) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an applicable income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business of the non-U.S. holder in the United States; (ii) with respect to a U.S. holder that is an individual, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax laws applicable to U.S. expatriates.

Payments to non-U.S. holders of distributions on, or proceeds from the disposition of, ordinary shares are generally exempt from information reporting and backup withholding. However, a non-U.S. holder may be required, under certain circumstances, to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Deputy CEO & Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2021, our internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table provides information regarding fees paid by us to Kost Forer Gabbay and Kasierer and/or other member firms of Ernst and Young Global  and to Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2021 and 2020:

for all services, including audit services, for the years ended December 31, 2021 and 2020:

	2021	2020
(USD in thousands)
Audit fees (1)	237	175
Tax fees(2)	12	9
All other fees	11	16

Total	260	200

(1)	The audit fees for the years ended December 31, 2021 and 2020 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2021 and 2020 were for services related to tax advice, including assistance with tax audit.

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

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the Nasdaq Global Market are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, compensation committee, compensation policy, company’s auditors, and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of our ordinary shares on the Nasdaq Global Market. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq Global Market, may, subject to certain conditions, “opt out” from the requirement of the Companies Law to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to “opt out” from such requirements of the Companies Law. For further information, see “Item 6.C. – Board Practices - Board of Directors”. Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq Global Market, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

Under the Nasdaq Listing Rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Nasdaq Global Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

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

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Global Market, subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq Global Market, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original). (included as Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2021, and incorporate herein by reference)

2.1	Description of Securities Registered under Section 12 (included as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporate herein by reference).

2.2	Form of Deposit Agreement by and between the Company and Bank of New York Mellon (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference).

2.3	Specimen ADR Certificate (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference)

4.1	Form of Letter of Exemption and Form of Letter of Indemnification (unofficial English translation from Hebrew original) (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.2†	Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.3#	Employee Share Ownership and Option Plan (2010) (included as Exhibit 99.4 to our to our Report on Form 6-K filed with the Securities and Exchange Commission on April 7, 2020, and incorporated herein by reference)

4.4#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.5#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.6	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.7	Form of Warrant to be issued by the Company to Alpha Capital Anstalt in the third closing under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.13 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.8	Form of Pre-Funded Warrant issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.14 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.9	Form of Side Agreement between the Company and Alpha Capital Anstalt (included as Exhibit 10.15 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.10	Registration Rights Agreement dated as of October 26, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.11 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.11	Warrant dated March 7, 2018 issued to Meitav Dash Provident Funds and Pension Ltd. in the third closing under the Securities Purchase Agreement dated as of November 8, 2017 between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.18 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.12	Side Agreement between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.19 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.13	Warrant dated March 7, 2018 issued to Ami Sagy in the third closing under the Securities Purchase Agreement dated as of November 9, 2017 between the Company and Ami Sagy and Pension Ltd. (included as Exhibit 4.21 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.14	Side Agreement between the Company and Ami Sagy (included as Exhibit 4.22 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.15†	Rental Agreement, dated November 15, 2018, as amended (unofficial English translation from Hebrew original) (included as Exhibit 4.24 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.16	Form of Price Protection Agreement between the Company and Amy Sagy (included as Exhibit 4.26 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.17	Form of Price Protection Agreement between the Company and U.S. Investors (included as Exhibit 4.27 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.18	Form of Registration Rights Agreement (included as Exhibit 4.28 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.19	Form of Warrant issued by the Company to Amy Sagy and U.S. Investors pursuant to the Convertible Loan Agreement (included as Exhibit 4.29 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.20	Form of Securities Purchase Agreement dated as of February 11, 2021 by and between the Company and the Purchasers named therein (included as Exhibit 10.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on February 17, 2021, and incorporated herein by reference).

8.1*	Subsidiaries of the Company

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.

15.2*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm.

101	The following financial information from CollPlant Biotechnologies Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline Extensible Business Reporting Language (IXBRL): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: March 24, 2022	By:	/s/ Eran Rotem
Eran Rotem
Deputy CEO and Chief Financial Officer

COLLPLANT BIOTECHNOLOGIES LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CollPlant Biotechnologies Ltd. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 24, 2022

We have served as the Company’s auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the consolidated statements of operations, of changes in shareholders’ equity and of cash flows of CollPlant Biotechnologies Ltd. and its subsidiary (the “Company”) for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 1, 2020	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

We served as the Company’s auditor from 2005 to 2020.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

		December 31,
	Note	2021	2020
Assets
Current assets:
Cash and cash equivalents		$13,148	$3,333
Short term cash deposits		30,151	-
Restricted deposit		13	12
Trade receivables		270	830
Other accounts receivable and prepaid expenses		424	239
Inventories	5	1,081	1,262
Total current assets		45,087	5,676
Non-current assets:
Restricted deposit		213	181
Operating lease right-of-use assets	6	2,953	2,796
Property and equipment, net	4	2,728	2,106
Intangible assets		243	82
Total non-current assets		6,137	5,165
Total assets		$51,224	$10,841

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

		December 31,
	Note	2021	2020
Liabilities and shareholders’ equity
Current liabilities:
Trade payables		$1,034	$798
Operating lease liabilities	6	519	440
Deferred revenues		32	207
Accrued liabilities and other	11a	1,429	1,943
Total current liabilities		3,014	3,388
Non-current liabilities:
Derivatives liability	3b	-	28
Operating lease liabilities	6	3,089	2,948
Total non-current liabilities		3,089	2,976
Total liabilities		6,103	6,364

Commitments and contingencies	7

Shareholders’ Equity:	9
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2021 and December 31, 2020; issued and outstanding: 10,772,024 and 6,963,838 ordinary shares as of December 31, 2021 and December 31, 2020, respectively		4,664	2,933
Additional paid in capital		114,223	75,547
Currency translation differences		(969)	(969)
Accumulated deficit		(72,797)	(73,034)
Total shareholders’ equity		45,121	4,477
Total liabilities and shareholders’ equity		$51,224	$10,841

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2021	2020	2019
Revenues	11b	$15,641	$6,137	$2,318
Cost of revenues		2,005	3,002	1,879
Gross Profit		13,636	3,135	439

Operating expenses:
Research and development, net		7,631	4,065	4,414
General, administrative and marketing		5,940	4,669	3,656
Total operating income (loss)		65	(5,599)	(7, 631)
Financial income (expenses), net	11d	172	(175)	(3,533)
Net income (loss)		$237	$(5,774)	$(11,164)
Basic net income (loss) per ordinary share		0.02	(0.84)	(2.23)
Diluted net income (loss) per ordinary share		0.02	(0.84)	(2.23)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share		9,968,972	6,886,955	4,986,381
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share		11,966,788	6,886,955	4,986,381

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional	Accumulated other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amounts	capital	income (loss)	deficit	Total
BALANCE AT JANUARY 1, 2019	3,814,713	$1,580	$60,905	$(969)	$(56,096)	$5,420
Issuance of ordinary shares and warrants	1,800,040	763	6,602	-	-	7,365
Classification of warrants from equity to liability, see note 2c	-	-	(1,804)	-	-	(1,804)
Classification of warrants from liability to equity, see note 9 - A(2)	-	-	3,139	-	-	3,139
Conversion of prepaid warrants to ordinary shares	50,000	22	(22)	-	-	-
Exercise of options	6,076	3	4	-	-	7
Share-based compensation	-	-	1,125	-	-	1,125
Net loss for the period	-	-	-	-	(11,164)	(11,164)
BALANCE AT DECEMBER 31, 2019	5,670,829	$2,368	$69,949	$(969)	$(67,260)	$4,088
Issuance of ordinary shares and warrants, net of issuance costs of $50	445,000	195	4,205	-	-	4,400
Conversion of prepaid warrants to ordinary shares, see note 9 - A(2)	811,085	355	(355)	-	-	-
Exercise of options	21,495	9	80	-	-	89
Shares issued for services	15,429	6	63			69
Share-based compensation	-	-	1,605	-	-	1,605
Net loss for the period	-	-	-	-	(5,774)	(5,774)
BALANCE AT DECEMBER 31, 2020	6,963,838	$2,933	$75,547	$(969)	$(73,034)	$4,477
Issuance of ordinary shares and warrants, net of issuance costs of $3,205, see note 9 - A(2)	2,250,000	1,035	31,758	-	-	32,793
Exercise of Warrants, net of issuance costs of $51, see note 9 - A(2)	1,442,149	665	5,053	-	-	5,718
Exercise of options	66,037	31	268	-	-	299
Share-based compensation	-	-	1,597	-	-	1,597
Net income for the period	-	-	-	-	237	237
BALANCE AT DECEMBER 31, 2021	10,722,024	4,664	114,223	(969)	(72,797)	45,121

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Income (loss)	$237	$(5,774)	$(11,164)
Adjustments for:
Depreciation	773	660	539
Gains from Short term cash deposits	(151)	-	-
Share-based compensation to employees and consultants	1,597	1,674	1,125
Exchange differences on cash and cash equivalents	(143)	(60)	(62)
Financial expenses (income) related to financial instruments	(28)	(40)	3,230

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	560	(751)	437
Decrease (increase) in inventories	181	(374)	(74)
Decrease (increase) in other receivables	(185)	31	35
Decrease in operating right of use assets	400	442	237
Increase (decrease) in trade payables	236	(35)	228
Increase (decrease) in lease liabilities	(337)	(229)	145
Increase (decrease) in accrued liabilities and other payables	(464)	740	629
Decrease in deferred revenues (including long term deferred revenues)	(175)	(735)	(1,008)
Net cash provided by (used in) operating activities	2,501	(4,451)	(5,703)
Cash flows from investing activities:
Capitalization of intangible assets	(161)	(82)	-
Purchase of property and equipment	(1,428)	(437)	(1,491)
Investment in short term deposits	(30,000)	-	-
Proceeds from sale of property and equipment	33	-	30
Net cash used in investing activities	(31,556)	(519)	(1,461)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	32,743	4,400	5,440
Exercise of options and warrants into shares	6,017	89	7
Loan repaid	-	(24)	(20)
Payments made for equipment on financing terms	-	-	(17)
Net cash provided by financing activities	38,760	4,465	5,410
Increase (Decrease) in cash and cash equivalents and restricted deposits	9,705	(505)	(1,754)
Cash and cash equivalents and restricted deposits at the beginning of the year	3,526	3,971	5,663
Exchange differences on cash and cash equivalents and restricted deposits	143	60	(62)
Cash and cash equivalents and restricted deposits at the end of the year	$13,374	$3,526	$3,971

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2021	2020	2019
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Conversion of pre-paid warrants to ordinary shares	-	355	22
Obtaining right of use assets in exchange for a lease liability	557	23	97
Exercise of anti-dilution derivatives	-	-	2,024
Classification of warrants from liabilities to equity, net	-	-	1,335
Classification of issuance costs liability to equity	50	-	-

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the year

Cash and cash equivalents	13,148	3,333	3,791
Restricted deposits (including long term)	226	193	180
Total cash and cash equivalents and restricted deposits	$13,374	$3,526	$3,971

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - GENERAL

CollPlant Biotechnologies Ltd. (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and sales of (i) the BioInk product for the development of 3D bioprinting of organs and tissues, (ii) sales of rhCollagen for the medical aesthetics market, and  (iii) sales in Europe of the products for tendinopathy and wound healing.

The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Biotechnologies Ltd. and CollPlant Ltd. will be referred to hereinafter as “the Company” and “CollPlant”, respectively). In November 2021 CollPlant Ltd established CollPlant Inc., a wholly owned subsidiary in the United States. As of December 31, 2021, CollPlant Inc has not commenced operation.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and include the accounts of Collplant Biotechnologies Ltd. and its wholly-owned subsidiaries.

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

The functional currency is the currency that best reflects the economic environment in which the Company and its subsidiaries operates and conducts their transactions. Most of the Company’s financing activity, cash flows, costs and expenses are incurred in U.S. dollar. Base on the Company’s management assessment the functional currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured using the exchange rates in effect on the consolidated balance sheet date. Equity accounts are translated at historical rates, except for the change in accumulated deficit during the year, which is the result of the statements of operations translation process. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financing income or expenses as appropriate. (Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters.”)

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

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

Trade receivables are stated net of credit losses allowance. The Company is exposed to credit losses primarily through sales of products. The allowance against gross trade receivables reflects the current expected credit loss inherent in the receivables portfolio determined based on the Company’s methodology. The Company’s methodology is based on historical experience, customer creditworthiness, current and future economic condition and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company’s assessment for credit loss is negligible.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Inventories

Inventory is measured at the lower of cost and net realizable value.

Inventory costing is based on the moving average costing method. In the case of purchased goods and work in process, costs include raw materials, direct labor, share based compensation and other direct costs and fixed production overheads (based on the normal operating capacity of the production facilities  ).

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

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company also elected the practical expedient to not separate lease and non-lease components for its leases   (see also Note 6).

k.	Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation.

2)	The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The depreciation period is as follows:

Years

Laboratory equipment	4 - 5
Greenhouse equipment*	4 - 10
Computer equipment	3
Office furniture	7 - 17
Leasehold improvements	**
Vehicles	4-7

*	Greenhouse equipment - agricultural equipment used in the tobacco production greenhouse.

**	Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or useful economic life.

l.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the three years ended December 31, 2021, the Company did not recognize an impairment loss for its long-lived assets.

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

The Company accounts for employees’ share-based payment awards classified as equity awards using the grant-date fair value. The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.

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

Grants received from Israel Innovation Authority (hereafter - “IIA”), are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant was deducted from the research and development expenses as the applicable costs are incurred, and presented in R&D expenses, net. See Note 7.

Research and development expenses, net for the years ended December 31, 2021 and 2020 did not include participation in research and development expenses.

Research and development expenses, net for the year ended December 31, 2019, include participation in research and development expenses in the amount of approximately $28.

p.	Revenue recognition

Revenues are recognized in accordance with ASC 606; revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers, in an amount that the Company expects in exchange for those goods or services.

The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the performance obligation is satisfied.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(1)	Identify the contract with a customer

A contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration and considers the probability of collecting substantially all of the consideration.

(2)	Identify the performance obligations in the contract

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer.

The Company evaluates whether options granted to a customer to acquire additional goods or services give rise to a performance obligation. If an agreement contains such option, the Company determines that the option is a separate performance obligation only if the option provides a material right to the customer that it would not receive without entering into that agreement.

(3)	Determine the transaction price

The Company estimates the transaction price based on the amount of consideration the Company expects to be received for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of the potential payments and the likelihood that the payments will be received. If it is probable that a significant revenue reversal would not occur, the variable consideration is included in the transaction price.

The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis. In determining the stand-alone selling price the Company considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity, estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license.

(4)	Allocate the transaction price to the performance obligations in the contract

For contracts with more than one performance obligation the Company allocates the transaction price to each separate performance obligation, based on its relative standalone selling price.

(5)	Recognize revenue when a performance obligation is satisfied

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control either transfers over time or at a point in time, which affects when revenue is recorded.

Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under these arrangements. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

1.	Revenues from sale of goods

The goods are products based on the Company’s rhCollagen, and include the BioInk product for the development of 3D bioprinting of organs and tissues and the medical aesthetics and products for tendinopathy and wound healing. The Company recognizes revenues from selling goods at a point in time when control over the product is transferred to customers (upon delivery).

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

3.	Revenues from licensing agreement

a.	On February 5, 2021, the Company signed a Development, Exclusivity and Option Products Agreement (“the Development Agreement”), with AbbVie, pursuant to which the Company and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using the Company’s rhCollagen technology and AbbVie’s technology (see also Note 8).

The Company has identified in the Development Agreement the right for the CollPlant technology and right to use any know-how related to CollPlant rhCollagen.
Pursuant to the Development Agreement CollPlant grants AbbVie, its affiliates and third-party transferees  a right to use any know-how related to CollPlant rhCollagen that is (a) necessary or useful to exploit an exclusive product and (b) controlled by CollPlant or its affiliates, solely to support the regulatory approval of such exclusive product.

The Company determined that those rights described above are to the use of the IP of CollPlant, therefore represent a right under a license contract. The Company farther identified the license as a performance obligation.

In addition, the Company has identified in the Development Agreement (i) certain development activities, (ii) a right of first negotiation for Option Products, and (iii) an option for future supply agreement. However, neither of the above mentioned is distinct and/or provides a material right to the customer and therefore, do not give rise to a performance obligation.

As such the Company has concluded that the contract includes only one performance obligation, and the transaction price was fully allocated to the license delivery performance obligation.

The transaction price included an up-front paid amount of $14,000 as well as variable considerations contingent upon the Company or AbbVie achieving certain milestones and sales-based royalties (“Variable Consideration”). The Company estimates variable consideration using the most likely method. Amounts included in the transaction price are recognized only when it is probable that a significant reversal of cumulative revenues will not occur.

Since it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestone payments is resolved, and since the contract include termination provisions, the Company estimated the transaction price at $14,000 and recognized that amount as revenue once the license was delivered.

Sales-based royalties are not included in the transaction price. Rather, they are recognized as incurred, due to the specific exception of ASC 606 for sales-based royalties in licensing of intellectual properties.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	On October 19, 2018, the Company signed a License, Development and Commercialization Agreement (the “License Agreement”) with Lung Biotechnology PBC (“LB”) (see also Note 8).

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2020, LB expanded the collaboration with the exercise of its option to cover a second lifesaving organ, human kidneys. LB paid CollPlant $3,000 for the option exercise. The Company has identified the transaction as a performance obligations to grant license and use of its IP (“License”) for additional organ;

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

2)

Uncertainty in income taxes

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If the more likely than not threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

r.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), adjusted to recognize the effect of a down-round feature when it is triggered, for the period divided by the weighted average number of ordinary shares and prepaid warrants outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of potential ordinary shares  outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted income (loss) per share does not include options and warrants exercisable into 1,590,346, 4,008,007 and 3,536,495 shares for the years ended December 31, 2021, 2020 and 2019, respectively, because the effect would be anti-dilutive.

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

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

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

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company evaluated that the impact of the new guidance on its consolidated financial statements is immaterial.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Newly issued and not yet adopted accounting pronouncements:

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company evaluated that the impact of the new guidance on its consolidated financial statements is immaterial.

NOTE 3 - FAIR VALUE MEASUREMENTS

A.	Estimates of fair value

The following is an analysis of the financial instruments measured at fair value, according to valuation methods. Inputs for the assets and liabilities that are not based on observable market data (unobservable inputs) (Level 3).

The Company’s financial liability at fair value through profit or loss is the anti-dilution derivatives, classified as liabilities, and amounted to $28 as of December 31, 2020. As of December 31, 2021 the assumption of probability for anti dilution event was 0%, hence the financial liability fair value was $0.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - FAIR VALUE MEASUREMENTS (continued)

The following table presents the assumptions that were used for the models as of December 31, 2020:

	Ami Sagy*	US investors - 2019 agreement
	2020	2020
Probability	3%	3%

Expected volatility	71.19%	70.78%
Risk free interest rate	0.12%	0.12%
Expected term (years)	1.68	1.68

B.	Financial instruments in level 3

The following table presents the Level 3 anti-dilution instrument roll-forward:

	2021	2020
Opening balance as of beginning of year	$(28)	$(68)
Exercise of anti-dilution derivatives	-	-
Gain from changes in fair value of financial instruments	28	40
Closing balance as of end of year	$-	$(28)

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - PROPERTY AND EQUIPMENT

	December 31
	2021	2020
Cost:
Laboratory equipment	$2,765	$1,882
Greenhouse equipment	713	713
Computer equipment	167	280
Office furniture	216	195
Leasehold improvements	2,629	2,431
Vehicles	251	84
	6,741	5,585
Less:
Accumulated depreciation	(4,013)	(3,479)
Property and Equipment, net	$2,728	$2,106

Depreciation expense totaled $773, $660 and $539 for the years ended December 31, 2021, 2020 and 2019, respectively.

During the years ended December 31, 2021 and 2019, the Company disposed of property   and equipment in the net amount of $33 and $30, respectively. In the year ended December 31, 2020 there was no disposal of property and equipment booked to the Company’s financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - INVENTORIES

a.	Inventories at December 31, 2021 and 2020 consisted of the following:

	December 31,
	2021	2020
Work in progress	$693	$391
Finished goods	388	871
	$1,081	$1,262

b.	The Company recorded inventories write-downs of $367, $55 and $44 for the years ended December 31, 2021, 2020 and 2019, respectively that were recorded as part of cost of revenues.

NOTE 6 - OPERATING LEASES

1)	On July 28, 2016, the Company signed a lease agreement for space designated for its development and production activities in Rehovot. The lease was for three years with an option to extend for four additional years, in return for a monthly payment of NIS 30 thousand (approximately $8.5). On March 24, 2019, the Company exercised its first option to extend the lease period for an additional 16 months commencing July 1, 2019. On September 8, 2020, the Company exercised its second option to extend the lease period for an additional 3 years commencing October 19, 2020.

 In July 2017, the Company signed a lease agreement for land in Yessod Hamaala that was previously leased. The new lease agreement is for four years, commencing May 1, 2017, with an option to extend for an additional six years, with a monthly rental amount of NIS 10 thousand (approximately $3).  On December 30, 2020, the Company exercised its option and extended the lease period until April 30, 2027.

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

During 2021, the Company signed several addendums to the agreement for additional space in the 3rd floor of the same building for the extension of the HQ and labs, additional parking spaces and warehouse, all for an additional monthly payment of NIS 21 thousand (approximately $6).

As collateral for the lease agreement, a restricted deposit was pledged in favor of the property owner. The balance of the restricted deposit as of December 31, 2021 amounted to $213. The deposit is classified as a non-current asset.

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

Operating leases cost for rental space and vehicles for the year ended December 31, 2021, 2020 and 2019 totalled $646, $633 and $619, respectively.

The operating lease costs include variable lease payments of $12 in 2021 and $9 in 2019.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2021	2020
Operating cash flows from operating leases	$702	$657

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2021	2020
Operating Leases
Operating lease right-of-use assets	$2,953	$2,796

Current lease liabilities	$519	$440
Non-current lease liabilities	3,089	2,948
Total lease liabilities	$3,608	$3,388

Weighted Average Remaining Lease Term
Operating leases	6.7 years	7.5 years

Weighted Average Discount Rate
Operating leases	7.33%	7.3%

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - OPERATING LEASES (continued)

As of December 31, 2021, the maturities of lease liabilities were as follows:

Operating leases
Year ending December 31,
2022	$757
2023	699
2024	583
2025	593
2026 and thereafter	1,887
Total lease payments	4,519
Less - imputed interests	(911)
Total	3,608

NOTE 7 - COMMITMENTS

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

The Company did not apply for grants from the IIA since 2019. For the years ended December 31, 2021, 2020 and 2019, the Company recorded royalties expenses of $468, $795 and $43, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of operation as a component of cost of revenue.

As of December 31, 2021, the maximum total royalty amount payable by the Company under IIA funding arrangement is approximately $7,328 (without interest).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 – DEVELOPMENT , EXCLUSIVITY AND OPTION PRODUCTS AGREEMENTS

a.	On February 5, 2021, CollPlant entered into a Development, Exclusivity and Option Products Agreement (the “Development Agreement”) with AbbVie, pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant rhCollagen technology and AbbVie’s technology.

Pursuant to the Development Agreement, CollPlant agreed to undertake projects for the development of an aseptic process for sterile rhCollagen that meets or exceeds certain specifications as set forth in the Development Agreement. Prior to the second anniversary of the Development Agreement, AbbVie may elect to have CollPlant undertake additional projects for the development of a more concentrated rhCollagen that meets or exceeds certain specifications.

Pursuant to the Development Agreement, CollPlant granted to AbbVie and its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products. Further, pursuant to the Development Agreement, CollPlant granted to AbbVie and its affiliates, a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant rhCollagen for the commercialization and sale of an injectable breast implant product and a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant’s rhCollagen for the commercialization and sale of a photocurable dermal filler product, each an “Option Product” and together, the “Option Products”. Other than under the Development Agreement, CollPlant agreed not to research, develop or commercialize its rhCollagen for use with any Exclusive Products during the term of the Development Agreement or grant any third party any rights to CollPlant’s rhCollagen technology that would conflict with rights granted to AbbVie.

The Development Agreement provides that later on CollPlant and AbbVie will enter into a supply agreement whereby CollPlant will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used solely for the development and manufacture of the Exclusive Products and Option Products.

The Development Agreement provides that with respect to the Exclusive Products CollPlant shall be entitled to receive up to $50,000 comprised of an upfront cash payment of $14,000, which was paid in February 2021, and up to $36,000 in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie. In addition, with respect to the Option Products, CollPlant shall be entitled to receive up to $53,000, as further described below, plus a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term and a fee for the supply of rhCollagen to AbbVie. The $53,000 in proceeds includes a one-time non-refundable payment of $6,000 upon signing a definitive agreement with regard to the injectable breast implant product; a one-time non-refundable payment of $4,000 for signing a definitive agreement with regard to the photocurable dermal filler product; and up to an additional $43,000 payable upon the achievement of certain clinical trial, regulatory approval and commercial sale milestones.

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

b.	On October 19, 2018, CollPlant entered into the License Agreement with LB, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which LB will be entitled to develop engineered lungs or lung substitutes using CollPlant’s rhCollagen and BioInk.

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

On September 14, 2020, LB exercised its option to cover a second lifesaving organ, human kidneys (one of the “Option Products”) and paid CollPlant $3,000 for the option exercise, which was recognized as revenue in the statement of operations.

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

On January 31, 2018 the Company’s ADSs commenced trading on the Nasdaq Capital Market, under the symbol CLGN. On May 25, 2021, The Company’s ordinary shares were approved for trading on the Nasdaq Global Market, and began trading at the open of market on June 4, 2021. At such time, the Company’s ADSs were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio.

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

During January-April 2021, Alpha exercised 992,149 warrants into 992,149 ADS in return of $3,969.

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

d)	On September 10, 2018, the Company signed a one year service agreement with a service provider according to which in return to its services the Company will pay a monthly retainer and issue a total of 12,000 restricted ADSs (12,000 ordinary shares) in 3 tranches of 4,000 ADSs (4,000 ordinary shares) each: (i) following the execution of the agreement, (ii) February 1, 2019, and (iii) June 1, 2019. If the agreement was cancelled prior to the issuance date the share balance would not be owed. The first tranche was completed on December 19, 2018. The second and third tranches were completed on January 10, 2020.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

e)	On August 30, 2019, the Company entered into an agreement with Ami Sagy and certain U.S. investors for the issuance of shares and warrants in a form of a convertible loan agreements in the total amount of $6,500, as follows: (i) a convertible loan agreement with Ami Sagy, its largest shareholder (the “Sagy Agreement”), pursuant to which Mr. Sagy will provide a convertible loan to the Company in an amount of $3,000 in two tranches, and (ii) a convertible loan agreement with certain U.S. investors (the “U.S. Agreement”, and, together with the Sagy Agreement, the “Agreements”), pursuant to which such U.S. investors (the “U.S. Investors”) provided a loan to the Company in an amount of $3,500 in one tranche.

The Sagy Agreement provided that the transactions contemplated by the Sagy Agreement shall occur in three separate closings. On the first closing date, which occurred on September 3, 2019, Ami Sagy transferred to the Company the principal amount of $2,000. This amount was invested on account of the issuance in a form of convertible loan and was automatically converted into 500,000 ADSs at a conversion price of $4.00 per ADS on October 27, 2019. On the second closing date, which occurred on February 28, 2021, after the Company executed the Development, Exclusivity and Option Products Agreement (see note 8), the following occurred: (i) Ami Sagy transferred the Company an amount of $1,000 by way of an equity investment, and (ii) the Company issued to Ami Sagy 250,000 ADSs representing 250,000 ordinary shares and a warrants to purchase up to 250,000 ADSs representing 250,000 ordinary shares. On the third closing date, which was subject to shareholder approval and occurred on October 27, 2019, the Company issued to Ami Sagy a warrant to purchase up to 500,000 ADSs representing 500,000 ordinary shares. The consideration of the third closing is included in the principal amount received in the first closing.

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

In addition, the Company agreed to enter into Price Protection Agreements pursuant to which, until the three-year anniversary of the first closing date, the Company shall issue additional ADSs in the event of certain subsequent equity issuances at a price that is lower than $4.00 (subject to certain adjustments) on a “full-ratchet” basis with respect to their holdings in the Company. The “full-ratchet” instruments are classified as financial liability on the balance sheets and measures at fair value through profit or loss (see note 3).

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

In 2021, the U.S investors exercised 450,000 warrants into 450,000 ordinary shares ADS in return of $1,800. In March 2022, the U.S investors exercised 250,000 warrants into 250,000 ordinary shares in return of $1,000.

f)	On February 14, 2020, the Company entered into a Securities Purchase Agreement with several accredited U.S. investors, pursuant to which the Company issued on March 6, 2020, in a private placement, 445,000 ordinary shares for an aggregate purchase price of $4,450.

g)	On February 17, 2021, the Company completed a registered direct offering providing for the sale and issuance of an aggregate of 2,000,000 ADSs at a purchase price of $17.50 per ADS, for aggregate gross proceeds of $35,000. The total issuance costs accumulated to $3,200.

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

a.	Option granted to employees and directors

In the years ended December 31, 2021, 2020 and 2019, the Company granted options as follows (amounts presented reflect the number of shares issued if the options will be exercised):

	Year ended December 31, 2021
	Award amount	Exercise price range	Vesting period	Expiration
Employees	96,500	$12.78-20.7	4 years	10 years
Directors	23,000	$15.2	4 years	10 years

	Year ended December 31, 2020
	Award amount	Exercise price range	Vesting period	Expiration
Employees	317,909	$10.08	4 years	10 years
Directors	194,713	$9.12-11.06	4 years	10 years

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

	Year ended December 31, 2019
	Award amount	Exercise price Range	Vesting period	Expiration
Employees	230,000	$5.07	4 years	7 years
Directors	301,390	$4.02-5.07	4 years	7 years

The fair value of options granted to employees on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Year ended December 31,
	2021	2020	2019
Value of one ordinary share	$11.9-20.37	$7.86-10.5	$5.7-5.93
Dividend yield	0%	0%	0%
Expected volatility	65.36-66.49%	66.12-66.41%	61.31-62.56%
Risk-free interest rate	0.64-1.37%	0.45-0.52%	2%
Expected term	6.11 years	6.11 years	4-5.5 years

The fair value of options granted during 2021, 2020 and 2019 was $1,094, 2,952 and $1,602, respectively.

The total unrecognized compensation cost of employee options at December 31, 2021 is $1,339, which is expected to be recognized over a weighted average period of 1.71 year.

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

The following table summarizes the number of options granted to employees and directors   under the Option Plan for the years ended December 31, 2021, 2020 and 2019, and related information:

	2021		2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price*
Options outstanding at the beginning of the year	1,198,777	$6.88	721,361	$4.38	512,615	$15.09
Granted	119,500	14.69	512,622	10.33	531,390	5.09
Exercised	(66,037)	4.54	(20,245)	4.13	(6,076	1.30
Expired	-	-	-	-	(11,891)	23.83
Forfeited	(31,546)	9.47	(14,961)	7.93	(304,677)	5.84
Options outstanding at the end of the year	1,220,694	7.71	1,198,777	$6.88	721,361	$4.38	*
Options exercisable at the end of the year	737,079	$5.9	477,611	$4.25	310,093	$4.02	*

*	After repricing- see Note 9 - (B)(2)(a).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

b.	Option granted to non-employees

The fair value of options granted to non-employees in 2019 were $16. The underlying data used for computing the fair value of the options are as follows:

2019
Value of one ordinary share	$5.93
Dividend yield	0%
Expected volatility	62%
Risk-free interest rate	2%
Expected term	4 years

*During the years ended December 31, 2020 and 2021, no options were granted to non-employess.

The following table summarizes the number of options granted to non-employees under the Option Plan for the years ended December 31, 2021, 2020 and 2019, and related information. Amounts presented reflect the number of shares issued if the options will be exercised:

	2021		2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	18,082	$17.97	23,664	$27.44	18,664	$33.44
Granted	-	-	-	-	5,000	5.07
Exercised	-	-	(1,250)	5.07	-	-
Expired	(2,666)	64.61	(4,332)	61.85	-	-
Options outstanding at the end of the year	15,416	$16.04	18,082	$17.97	23,664	$27.44
Options exercisable at the end of the year	7,891	$10.2	8,057	$18.42	10,202	$46.03

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - SHARE CAPITAL (continued)

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2021:

December 31, 2021
Options outstanding			Options exercisable
Exercise prices *	Number of options outstanding at end of year	Weighted average remaining contractual Life	Number of options exercisable at end of year	Weighted average remaining contractual life
$28.94	6,666	3.38	1,329	3.38
7.07	5,000	3.33	4,375	3.33
20.7	20,000	9.88	-	-
15.2	23,000	9.41	-	-
13.08	40,500	9.04	-	-
12.78	30,000	9.24	-	-
11.06	162,713	8.11	71,186	8.11
10.08	290,186	8.19	114,072	7.86
9.12	32,000	8.66	10,000	8.66
5.07	205,125	3.86	137,151	3.74
$4.02	420,920	3.12	406,857	3.08
	1,236,110		744,970

*	In U.S. dollars per Ordinary Share.

c.	The aggregate intrinsic value of the total exercisable options as of December 31, 2021, 2020 and 2019 is approximately $7,759, $2,882 and $521, respectively. The aggregate intrinsic value of the options exercised in 2021, 2020 and 2019 is approximately $1,023, $114 and $25, respectively.

d.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2021	2020	2019
Cost of revenues	$78	$66	$-
Research and development expenses	525	464	549
General, administrative and marketing expenses	1,017	1,075	576
	$1,620	$1,605	$1,125

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - INCOME TAX

The Company and its Israeli subsidiary are taxed under Israel tax laws:

A.	Tax rates

The corporate tax rates applicable for the years 2019-2021 ,is 23%.

B.	Tax assessments

The Company and its subsidiary have tax assessments that are considered to be final through tax year 2016.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2021, CollPlant Biotechnologies Ltd. and CollPlant Ltd had approximately $7,761 , and $54,807, respectively, of net carried forward tax losses which are available to be offset against future taxable income in future with no limited period of use.

D.	Deferred income taxes

	As of December 31,
	2021	2020
In respect of:
Net operating loss carry forward	$14,391	$14,693
Research and development expenses	1,280	823
Valuation of financial instruments	(6)	(10)
Less – valuation allowance	(15,665)	(15,506)
Net deferred tax assets	$-	$-

Realization of deferred tax assets is contingent upon sufficient future taxable income during the period that deductible temporary differences and carried forward losses are expected to be available to be offset against taxable income. As the achievement of required future taxable income is not likely, the Company recorded a full valuation allowance.

E.	Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate results virtually from the changes in valuation allowance in respect of carried forward tax losses for tax purposes and research and development expenses due to the uncertainty of the realization of such tax benefits.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - INCOME TAX (continued)

F.	Uncertain tax positions

As of December 31, 2021 and 2020, the Company does not have a provision for uncertain tax positions.

G.	Roll forward of valuation allowance:

Balance at January 1, 2019	$10,923
Additions	2,485
Balance at December 31, 2019	$13,408
Additions	2,098
Balance at December 31, 2020	$15,506
Additions	159
Balance at December 31, 2021	$15,665

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31
	2021	2020
a. Accrued liabilities and other:
Employees and institutions for employees	$863	$671
Provisions for vacation and others	473	360
Royalties and Other	93	912
	$1,429	$1,943

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

Statements of operations:

b.	Revenues

1)	Disaggregated revenues

	Year ended December 31
	2021	2020	2019
Revenues from licensing agreement (see Note 2(p))	$14,000	$3,600	$-
Revenues from the sales of goods	1,595	2,108	1,949
Revenues from the rendering of services	46	429	369
Total revenues	$15,641	$6,137	$2,318

2)	Revenues by geographical area (based on the location of customers):

	Year ended December 31
	2021	2020	2019
United states and Canada	$15,013	$5,768	$2,078
Europe	628	369	240
Total revenues	$15,641	$6,137	$2,318

3)	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	2021	2020	2019
Customer A	$169	$4,929	$1,374

Customer B	$14,770	$822	$242

Customer C	$-	$-	$419

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

4)	The changes in deferred revenues relating to goods that were not yet delivered are as follows:

	2021	2020	2019
Balance at beginning of year	$(207)	$(942)	$(1,950)
Contract liability recognized during the period	(32)	(270)	-
Revenue recognized during the period	207	1,005	1,008

Balance at end of year(1)	(32)	(207)	(942)
Contract liability presented in current liabilities	(32)	(207)	(942)
Contract liability presented in non-current liabilities	-	-	-

(1)	Balance for the year ended December 31, 2019 represents the unfulfilled performance obligation related to First BioInk.

c.	Long-lived assets

All of the Company’s long-lived assets are located in Israel.

d.	Financial income (expenses) ,net

	Year ended December 31
	2021	2020	2019

Exchange rate differences	$(38)	$(181)	$(230)
Bank and other fees	(30)	(11)	(63)
Remeasurement of financial instruments	28	40	(3,230)
Other financing expenses	(7)	(23)	(10)
Interest on bank deposits	219	-	-
Financial income (expenses), net	$172	$(175)	$(3,533)

NOTE 12 - SUBSEQUENT EVENTS

On January 27, 2022, the board of directors approved the grant of an aggregate of 300,500 option exercisable into 300,500 ordinary shares to the Company’s employees and additional grant, subject to shareholders meeting approval, of an aggregate of 317,000 options exercisable into 317,000 ordinary shares to the Company’s CEO and members of the Company’s board of directors, at an exercise price of $9.22 per share. The options will vest over four years with one quarter vesting one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.