Form 20-F
period 2022-12-31
CollPlant Biotechnologies Ltd
filed 2023-03-29
CIK 1631487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 11,186,481 ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐  No ☒

i

INTRODUCTION

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen, or rhCollagen, that is produced with our proprietary plant based genetic engineering technology. Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our collaborations include, among others, AbbVie, STEMCELL, Tel Aviv University, Sheba Medical Center, the Advanced Regenerative Manufacturing Institute, or ARMI, and the RegenMed Development Organization, or ReMDO.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue and aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen and extracellular matrix, or ECM, components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue.

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie Inc., or AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. To date, the development of the product continues to move forward according to plan.

In October 2021, we announced that our rhCollagen based Bioink was used successfully by researchers from Israel’s Technion Institute of Technology to create a 3D bioprinted implantable tissue containing a network of blood vessels capable of supplying blood to the implanted tissue.

In November 2022 we launched Collink.3D 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D™ 90 is complementary to our first commercial bioink, Collink.3D 50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

Also in November 2022, we entered into a license and research agreement with Tel Aviv University and Sheba Medical Center hospital, to co-develop a ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. The model is intended to be used in personal medicine applications for the treatment of ulcerative colitis, an inflammatory bowel disease affecting millions of individuals worldwide.

In January 2023, we launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

Previously, in December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we are selling our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which incorporates our product into cell culture media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL is distributing the kits globally for use in the regenerative medicine research market.

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market and began trading at the open of market on June 4, 2021. At such time, our American Depositary Shares, or ADSs, each representing one ordinary shares, were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Prior to that, our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, on the OTCQB from May 26, 2017 to January 30, 2018 and on the Nasdaq Capital Market from January 31, 2018 to June 3, 2018 under the symbol “CLGN”. In 2018, we delisted our ordinary shares from trading on the Tel Aviv Stock Exchange, or TASE, and the last date of trading of our ordinary shares on the TASE was on October 29, 2018.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based BioInk and products for medical aesthetics;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk and medical aesthetics products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products, in 3D Bioprinting and medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

v

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	Except for the year ended December 31, 2021, we have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

●	We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

Risks Related to Commercialization of Our Products

●	The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors, pharma companies and others in the medical community.

●	We have only limited clinical data to support sales of our products, which may make physicians, patients, third-party payors, and others in the medical community reluctant to accept or purchase our products.

●	We have low scale experience in producing our rhCollagen, and if we are unable to manufacture our rhCollagen in high commercial quantities successfully and consistently to meet demand, our growth will be limited.

●	If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our products that obtain regulatory approval, we may be unable to generate material revenue.

●	We face competition and rapid technological change and the possibility that our competitors may develop therapies or products that are more advanced or effective than ours, which could impair our ability to successfully commercialize our products.

Risks Related to the Clinical Development and Regulatory Approval of Our Products

●	We currently depend heavily on the future success of our BioInk and our medical aesthetics and 3D bioprinting product candidates. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products or their end products, independently or in cooperation with a third-party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

●	Our products are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

●	We or our strategic partners may find it difficult to enroll patients in future clinical trials, and patients could discontinue their participation in our future clinical trials, which could delay or prevent clinical trials of our products and product candidates.

●	Future clinical trials may not be successful or may be delayed.

●	Even if we or our strategic partners obtain regulatory approval for a product, our products will remain subject to regulatory scrutiny.

●	In addition to the level of commercial success of our products, our future prospects are also dependent on our ability to successfully develop a pipeline of additional products, and we may not be successful in our efforts in using our platform technologies to identify or discover additional products.

Risks Related to Our Reliance on Third Parties

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based BioInks and dermal fillers.

●	We expect to depend upon third-party collaborators, distributors and resellers for a significant portion of our sales.

●	We expect to rely on third parties to conduct some aspects of our product manufacturing, protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.

Risks Related to Our Business Operations

●	Our future success depends on our ability to retain senior management, consultants, and advisors and to attract, retain, and motivate qualified personnel.

●	Our collaborations with outside scientists and consultants may be subject to restriction and change.

●	Our business and operations would suffer in the event of computer system failures or security breaches.

●	Our development and production of rhCollagen relies upon the continued availability of tobacco plants, and any interruption in availability or supply of tobacco plants may delay production and adversely affect commercial utilization of our rhCollagen-based products.

●	If our existing rhCollagen production site or any new facility is damaged or destroyed, or production at this facility is otherwise interrupted, our business and prospects would be negatively affected.

●	If we fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse impact on the success of our business.

●	We may use our financial and human resources to pursue a particular research program or product and fail to capitalize on programs or products that may be more profitable or for which there is a greater likelihood of success.

●	Our business may be adversely affected if there is a resurgence of the COVID-19 pandemic.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Risks Related to Our Intellectual Property

●	We have an extensive worldwide patent portfolio. The cost of maintaining our patent protection is high and maintaining our patent protection requires continuous review and compliance in order to maintain worldwide patent protection. We may not be able to effectively maintain our intellectual property position throughout the major markets of the world.

●	If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to obtain exclusivity for our products or prevent others from developing similar competitive products.

Risks Related to the Ownership of our Ordinary Shares

●	The market price of our ordinary shares may be highly volatile.

●	We may not be able to maintain our listing on the Nasdaq Global Market.

●	Our principal shareholders, management and directors beneficially own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

Risks Related to Our Operations in Israel

●	We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements under the listing rules of the Nasdaq Stock Market LLC, or the Nasdaq Listing Rules.

●	Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.

Risks Related to Our Financial Position and Capital Requirements

Except for the year December 31, 2021, we have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Except for the year and December 31, 2021, we have incurred losses in each year since our inception in 2004. We incurred a total comprehensive loss of $16.9 million for the year ended December 31, 2022 and a total comprehensive income of $237,000 for the year ended December 31, 2021. As of December 31, 2022, we had an accumulated deficit of $89.7 million.

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

As of December 31, 2022, our cash and cash equivalents together with short-term cash deposits accumulated to $29.7 million. Except for the year December 31, 2021, in which we incurred a total comprehensive income of $237,000, we had recurring losses from operations and negative operating cash flows since our inception. In February 2021, we closed a registered direct offering resulting in gross proceeds of $35 million and received an upfront payment of $14 million from AbbVie, as part of our Development, Exclusivity and Option Products Agreement with AbbVie. We will need to raise additional capital in the future to support our operations and product development activities. In the near term, we expect to continue to fund our operations and other development activities from the cash held by us, from milestones payments from business collaborators and through future equity financings.

Our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, and other collaborations, strategic alliances, and licensing arrangements, or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Conversely, we may need to seek additional funds at times when the market conditions for doing so are less favorable, noting, for example, the effect of inflation on the economy in the United States and global markets. For more information, see “—Risks Related to Our Business Operations—Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.” Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities and could require us to use a portion of our cash flows to make debt service payments, which could place us at a competitive disadvantage relative to our less leveraged peers. If we raise additional funds through further issuances of equity, convertible debt securities, or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our common stock, including registration rights. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to support our business and to respond to business challenges could be significantly limited, and our business, operating results, financial condition, and prospects could be harmed.

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

The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer IIA funded know-how outside of Israel and require us to satisfy specified conditions.

Our research and development efforts have been financed, in part, through the grants that we have received in the past from the IIA. The total gross amount of grants actually received by us from the IIA as of December 31, 2022 totaled approximately $10.1 million. We, therefore, must comply with the requirements of, and are subject to certain restrictions under, the Israeli Law for the Encouragement of Industrial Research and Development of 1984, or the Innovation Law and the IIA’s rules and guidelines with respect to the use of intellectual property and other know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to a research and development program funded by the IIA, or the Approved Program, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how), or the IIA Funded Know-How. These restrictions involve obligations relating to royalty payments, reporting and local manufacturing, and limitations on the transfer of IIA Funded Know-How and the licensing of IIA Funded Know-How.

Such restrictions may impair our ability to perform or outsource manufacturing rights outside of Israel, or otherwise transfer our or license for R&D purpose our IIA Funded Know-How outside of Israel. These restrictions may also require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of IIA Funded Know-How (such as a merger or similar transaction) or a transaction involving the licensing of IIA Funded Know-How for R&D purposes outside of Israel, may be reduced by any amounts that we are required to pay to the IIA.

If we fail to comply with the requirements of the Innovation Law, we may be subject to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. For additional information regarding the Innovation Law and the IIA, see “Item 4.B. Business Overview—Other Approvals—The Innovation Law and the IIA”

We may not be able to correctly estimate or control our future operating expenses, which could lead to cash shortfalls.

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

We have low scale experience in producing our rhCollagen, and if we are unable to manufacture our rhCollagen in high commercial quantities successfully and consistently to meet demand, our growth will be limited.

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

Risks Related to the Clinical Development and Regulatory Approval of Our Products

We currently depend heavily on the future success of our BioInk and our medical aesthetics and 3D bioprinting product candidates. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products or their end products, independently or in cooperation with a third-party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

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

We or our strategic partners may find it difficult to enroll patients in future clinical trials, and patients could discontinue their participation in our future clinical trials, which could delay or prevent clinical trials of our products and product candidates.

Identifying and qualifying patients to participate in clinical trials of our products and product candidates is critical to our success. The timing of clinical trials depends on our ability to recruit patients to participate in our clinical trials. We or our strategic partners may experience delays in patient enrollment in the future. If patients are unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology, pharmaceutical or medical technology industries, or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology, or termination of the clinical trials altogether.

We or our strategic partners may not be able to identify, recruit, and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete our clinical trials in a timely manner. Patient enrollment is affected by factors including:

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

Before obtaining marketing approval from regulatory authorities for the sale of our products or product candidates or any future product, we or our strategic partners must conduct clinical trials to demonstrate the safety in humans for European CE marking certification, and the safety and efficacy of our products or product candidates in humans for other regulatory authorities such as the United States. From time to time, we work with contract research organizations, or CROs, which assist us in overseeing and implementing our clinical trials. Clinical trials are expensive, time consuming, and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We may not receive FDA regulatory approval for the conduct of any particular clinical trial in the United States or regulatory approval for conduct of such clinical trial in other countries. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

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

Even if we or our strategic partners complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product, or the approval may be for a more narrow indication than we expect.

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

Even if we or a strategic partner obtains regulatory approval for a product, our products will remain subject to regulatory scrutiny.

Even if we or a strategic partnerobtain regulatory approval in a jurisdiction, the regulatory authority may still impose significant restrictions on the indicated uses or marketing of our products, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Advertising and promotional materials must comply with FDA, Federal Trade Commission, or FTC, and European and other countries’ regulatory requirements and are subject to review by the FDA, FTC or other governmental authorities, in addition to other potentially applicable federal and state laws.

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

We cannot be certain that we, or our third-party collaborators, will receive required approval or clearance from European regulatory authorities, the FDA, or other regulatory authorities for new products or modifications to existing products on a timely basis. The failure to receive approval or clearance for significant new products or modifications to existing products on a timely basis could have a material adverse effect on our financial condition and results of operations.

Both before and after a product is commercially released, we and our third-party collaborators have ongoing responsibilities under FDA regulations. For example, we are required to comply with the FDA’s Quality System Regulation, or QSR, which are the good manufacturing requirements that the FDA applies to medical devices, and which mandate that manufacturers adhere to certain requirements pertaining to, among other things, development of our products, validation of manufacturing processes, controls for purchasing product components, and documentation practices. As another example, FDA regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a product may have caused or contributed to a death or serious injury, or that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through, among other things, periodic inspections by the FDA, which may result in observations on Form 483 that require corrective action, and in some cases warning letters, and potentially stopping the manufacturing until issues are remedied. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable health risk, the Company may withdraw or recall the product or the FDA could ban such products, detain or seize such products, order a recall, repair, replacement, or refund of such products, or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health.

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

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based BioInks dermal fillers and other products such as breast implants and future products for medical aesthetics.

To successfully develop and commercialize our products and product candidates, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, in February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. Additionally , we were previously party to a collaboration with Lung Biotechnology PBC, or LB, a wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which we and LB collaborated in the 3D bio-printing of lungs and kidneys for transplant in humans, that terminated in February 2021.

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

As of March 15, 2023, we had 73 employees. As we mature and undertake the activities required to advance our products and product candidates and to operate as a public company in the United States, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational setbacks, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

Our products are all based on our rhCollagen extracted from tobacco plants. Any disruption to the supply of tobacco plants or any change in its availability for use would delay our production of collagen and adversely affect commercial utilization of our products.

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

We are subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials and wastes. These laws, regulations, and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. If we fail to comply with such laws, regulations, or permits, we may be subject to fines and other civil, administrative, or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. See “Item 4.B. Environmental, Health, and Safety Matters” for additional information.

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

We are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, in such event, the dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2021 and 2020, but increased in 2022. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies, and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

Our business may be adversely affected if there is a resurgence of the COVID-19 pandemic.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, for several months in 2020, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors.

If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, sany future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the extent to which any resurgence of the COVID-19 pandemic may impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although we do not hold accounts in these banks and although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

In addition, companies trading in the stock market in general, and life science companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which could affect our business, financial condition and results of operations.

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

As of March 15, 2023, our senior management, directors, and five percent or more shareholders and their affiliates beneficially owned approximately 36.1% of our ordinary shares. These shareholders will be able to significantly influence all matters requiring shareholder approval, except for decisions that require a special majority at a shareholders’ meeting. For example, these shareholders, if they were to act together, may be able to significantly influence elections of directors (other than our external directors, within the meaning of Israeli law, as described under “Management—External Directors”), amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

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

We are an “emerging growth company,” as defined in the JOBS Act. While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before December 31, 2023, and at such time our costs and the demands placed upon our management are expected to increase. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this Annual Report on Form 20-F and other periodic reports and proxy statements, extended transition periods for adopting new or revised accounting standards, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th. Furthermore, as a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our Annual Reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to U.S. domestic reporting companies. See “Item 16G. Corporate Governance Practices” for more information.

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

If our existing shareholders sell, indicate an intention to sell, or the market perceives that they intend to sell, substantial amounts of our securities on the Nasdaq Global Market after the date of this Annual Report on Form 20-F, the market price of our securities could decline significantly. As of March 15, 2023, we had 11,385,041 ordinary shares outstanding.

In addition, as of March 15, 2023, an aggregate of 1,267,177 ordinary shares, that are issuable pursuant to exercise of either outstanding options or outstanding warrants, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Pursuant to our Share Ownership and Option Plan (2010), or the 2010 Plan, our management is authorized to grant share options and other equity-based awards to our employees, directors, and consultants. As of March 15, 2023, our officers, directors, employees and consultants hold options to purchase 1,844,652 ordinary shares under the 2010 Plan.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law of 1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy, or by a voting instrument, who hold at least 20% of the voting power of our shares. In addition, we will follow home country practices in Israel (and consequently avoid the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market) with regard to the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions, and certain acquisitions of the stock or assets of another company). We may in the future (or may be required to) elect to follow home country practices in Israel with regard to other matters. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See “Item 16G. Corporate Governance Practices” for more information.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020 March 23, 2021 and November 1, 2022. Furthermore, the Israeli government has recently been pursuing legislative changes which, if adopted, may alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. In response to the foregoing developments, many individuals, organizations and institutions, within and outside of Israel, have voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among others, a downgrade in Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate in Israel and potentially deter foreign investors and organizations from investing or transacting business in Israel. If any of the foregoing risks were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of March 15, 2023, we had 73 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and, July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law—Shareholders’ Duties.”

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, based on our non-passive revenue-producing operations for the year ended December 31, 2022, we do not believe we were a PFIC for our 2022 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2022 and will not be a PFIC in 2023 or any other year.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Item 10.E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in the shares.

Our facilities in Israel are subject to local Business Licensing and Planning and Zoning regulations and we may be subject to fines if not complied with.

Under the Israeli Licensing of Businesses Law, to which our production site and offices and laboratories are subject, operating a business without a license or temporary permit is a criminal offense. In April 2019, we moved our laboratories and offices to a new site in Rehovot, Israel, and in the third quarter of 2020 we obtained two business licenses for our sites in Rehovot, which are in effect until December 31, 2025 and December 31, 2030, respectively. In addition, we have a business license for our plant growth and production site at Yessod Hama’ala, Israel, which is in effect until July 18, 2025. We intend to apply to extend our business license for our site at Yessod Hama’ala, Israel.

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

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen that is produced with our proprietary plant based genetic engineering technology. Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our collaborations include, among others, AbbVie, STEMCELL, Tel Aviv University, Sheba Medical Center, ARMI and ReMDO.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue and aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen and ECM components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue.

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. To date, the development of the product continues to move forward according to plan.

In October 2021, we announced that our rhCollagen based Bioink was used successfully by researchers from Israel’s Technion Institute of Technology to create a 3D bioprinted implantable tissue containing a network of blood vessels capable of supplying blood to the implanted tissue.

In November 2022 we launched Collink.3D 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D™ 90 is complementary to our first commercial bioink, Collink.3D 50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

Also in November 2022, we entered into a license and research agreement with Tel Aviv University and Sheba Medical Center hospital, to co-develop a ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. The model is intended to be used in personal medicine applications for the treatment of ulcerative colitis, an inflammatory bowel disease affecting millions of individuals worldwide.

In January 2023, we launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

Our legal and commercial name is CollPlant Biotechnologies Ltd. Our name has changed several times, but has been CollPlant Biotechnologies Ltd. since June 21, 2019. We hold all of the issued and outstanding shares of CollPlant Ltd. CollPlant Ltd. was incorporated in Israel on August 12, 2004 as a private company limited by shares and began its operations as a technology incubator company under the IIA’s technology incubators program. CollPlant Ltd. owns all of our intellectual property. CollPlant Ltd. holds all of the issued and outstanding shares of CollPlant Inc. CollPlant Inc. was incorporated in Delaware on November 30, 2021, as a corporation. The Company was incorporated in Israel on November 9, 1981 as a private company limited by shares. The Company became a public company in Israel in 1993, when all of its ordinary shares were listed on the TASE. CollPlant Ltd., our wholly owned subsidiary, was incorporated under the laws of the State of Israel in 2004 and merged with us (by way of transfer of shares) in 2010.

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market under our ticker symbol “CLGN” and began trading at the open of market on June 4, 2021. At such time, our ADSs, were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Prior to that, our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, on the OTCQB from May 26, 2017 to January 30, 2018 and on the Nasdaq Capital Market from January 31, 2018 to June 3, 2018 under the symbol “CLGN”. In 2018, we delisted our ordinary shares from trading on the Tel Aviv Stock Exchange, or TASE, and the last date of trading of our ordinary shares on the TASE was on October 29, 2018.

Our principal office is located at 4 Oppenheimer, Weizmann Science Park, Rehovot 7670104, Israel, and our telephone number is +972-73-232-5600. Our primary internet address is http://www.CollPlant.com. None of the information on our website is incorporated by reference herein. Puglisi & Associates serves as our agent for service of process in the United States for certain limited matters, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We use our website (http://www.CollPlant.com) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before December 31, 2023. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

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

Our capital expenditures for December 31, 2022, 2021, and 2020 amounted to $1.3 million, $1.4 million, and $437,000, respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot. We financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen that is produced with our proprietary plant based genetic engineering technology. Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our collaborations include, among others, AbbVie, STEMCELL, Tel Aviv University, Sheba Medical Center, ARMI and ReMDO.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue and aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen and ECM components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue.

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. To date, the development of the product continues to move forward according to plan.

In November 2022 we launched Collink.3D 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D™ 90 is complementary to our first commercial bioink, Collink.3D 50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

Also in November 2022, we entered into a license and research agreement with Tel Aviv University and Sheba Medical Center hospital, to co-develop a ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. The model is intended to be used in personal medicine applications for the treatment of ulcerative colitis, an inflammatory bowel disease affecting millions of individuals worldwide.

In January 2023, we launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

Previously, in December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we are selling our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which incorporates our product into cell culture media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL is distributing the kits globally for use in the regenerative medicine research market.

We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed collagens, known as “tissue-derived collagens”, that are extracted from animals and human cadavers. Our advantages include improved biological function, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market size for our BioInk, and our medical aesthetics product candidates including dermal filler, exceeded $10 billion in 2021, and is estimated to reach $18 billion in 2026.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce fibers and membranes with high molecular order, meaning there is high molecular alignment, which enables the formation of tissue repair products with distinctive physical properties. We produce our rhCollagen from genetically engineered tobacco plants, assuring a relatively abundant supply of high-quality raw materials.

We are currently focusing on the following two rhCollagen-based family products lines:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. We are developing a bioprinted regenerative breast implants, which are designed to gradually degrade and be replaced by newly grown natural breast tissue. We are also developing a regenerative soft tissue matrix. Both the bioprinted breast implants and soft tissue matrix programs are currently in the pre-clinical phase, and we plan to initiate a second large animal study for the breast implant product in the second half of 2023. We are also developing with Tel Aviv University and Sheba Medical Center hospital, a ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. Designed to emulate the human intestine tissue, the 3D bioprinted model will allow medical professionals to identify drug targets and personalized therapeutic responses that can lead to improved patient outcomes.

●	Aesthetic medicine product line including a dermal filler and breast implants. Our rhCollagen offers a portfolio of opportunities in the field of regenerative aesthetics, owing to its ideal structure and non-immunogenic properties that provide, what we believe is the optimal scaffold to attract cells and promote tissue regeneration. In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie are collaborating in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. In addition, we are developing a photocurable regenerative dermal filler combining our tissue regenerating rhCollagen and other technologies which is designed to address the need for more innovative aesthetic products to treat wrinkles. AbbVie has a right of first negotiation for the photocurable regenerative dermal filler. In addition, we are developing an injectable breast implant for regeneration of breast tissue comprised of rhCollagen and additional materials. AbbVie has a right of first negotiation for the injectable breast implant product candidate.

We also currently market two of our products in Europe: VergenixSTR, a soft tissue matrix, intended to accelerate treatment of tendinopathy, and VergenixFG, a wound healing flowable gel, intended to enhance the quality and speed of closure of deep surgical incisions and wounds.

Collagen and Collagen-Based Products

Collagen is the main component of connective tissue and is the most abundant protein in mammals. In humans, it comprises approximately 30% of the protein found in the body. Due to its unique characteristics and diverse profile in human body functions, collagen is frequently selected from a variety of biocompatible materials for use in tissue repair to support structural integrity, induce cellular infiltration and promote healing. We estimate that the size of the market for human collagen-based tissue repair with our BioInks and aesthetic medicine product line exceeded $10 billion in 2021 and is estimated to reach approximately $18 billion in 2026.

Type I collagen is the most abundant form of collagen in the human body. It is the dominant constituent of connective tissue and serves as the primary scaffold in tissue or organ repair processes, making it a logical choice for regenerative medicine products. It is found in tendons, skin, artery walls, corneas, the endomysium surrounding muscle fibers, fibrocartilage, and the organic part of bones and teeth. Type II collagen is primarily found in articular cartilage. Type III collagen, which is produced quickly by young fibroblasts before the tougher type I collagen is synthesized, is found in granulation tissue such as artery walls, skin, intestines, and the uterus. While there may be some niche applications in the future where type III or possibly type II collagen is appropriate, type I collagen is best suited for applications associated with regenerative medicine because of its essential role in the healing process of bones, skin, and tendons. Type III rhCollagen is currently available for the research market, and is not used in any products currently approved for medical use.

Disadvantages of Current Collagen-Based Products

Currently, type I collagen for medical use is primarily tissue-derived from bovine (cow) and porcine (pig) sources, as well as from human cadavers. It is extracted from the tissues using mechanical processes and chemical treatments. Tissue-derived collagens suffer from a number of disadvantages:

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

We believe the clinical attributes of our rhCollagen will translate into benefits for patients, payors, and physicians, and will be adopted rapidly by the market. We believe the improved biofunctionality of our products could lead to faster recovery, better clinical outcomes, and reduced hospitalization time. Our in vivo studies have shown faster tissue remodeling, faster wound closure, and reduced scarring compared to competing products made from tissue-derived collagen.

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

Our Market Opportunity

Our rhCollagen represents a platform for the development of products addressing significant opportunities in multiple therapeutic, aesthetic, and other medical markets. We are initially focused on BioInks for use in the 3D printing of tissues and organs, products that are based on our BioInks and the medical aesthetics market.

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

Grand View Research Inc. estimates that the global 3D bioprinting market size was valued at $1.7 billion in 2021 and that the global market is expected to reach $5.3 billion by 2030. The growth of the global market is largely driven by increasing large demand of tissues and organs for transplantation and the innovations and advancements in technology for 3D bioprinting. A large number of people across the globe are waiting for an organ or tissue transplant, due to the large gap in demand for organ transplants and donors. This has created traction in the 3D bioprinting industry for developing live tissues and organs. Different companies along with academic institutes and laboratories are investing capital for 3D bioprinting research and development. Some of the other factors driving the growth of the global market include increasing research and development activities and increasing compliance for 3D bioprinting in drug discovery processes. Growing stem cell research and increasing adoption of 3D bioprinting in cosmetic industry are expected to create ample growth opportunities for the global market.

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

According to Global Market Insights Inc., global dermal filler market was valued at over $5.5 billion in 2022, and is poised to grow at a CAGR of over 10% between 2023 and 2032.

According to Global Market Insights, the global breast implants market sizes was estimated at $2.5 billion in 2021, and has 8.5% CAGR between 2022 and 2030.

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

Chronic complex musculoskeletal injuries that are slow to heal pose challenges to physicians and patients alike. Orthobiologics use cell-based therapies and biomaterials to help injuries heal more rapidly with a superior outcome. These products are made from substances that are naturally found in the body, which dynamically interact with the musculoskeletal system to facilitate the healing of bone, cartilage, meniscus, tendons, and ligaments affected by disease or injury. Orthobiologics products are spread across all segments of the larger orthopedic market, generating much of the growth within orthopedics. The global orthobiologics market is expected to grow from $8.56 billion in 2022 to $12.33 billion by 2029, exhibiting a CAGR 5.4%.

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

Our Strategy

We plan to exploit the unique characteristics of our rhCollagen to develop and commercialize an extensive portfolio of regenerative medicine products, independently or in collaboration with collaboration partners. The key elements of our strategy include the following:

●	Position our rhCollagen as the “gold standard” platform technology for collagen-based products in a broad range of markets. We believe that our rhCollagen represents a significant advance in collagen technology, demonstrated by its biofunctionality, high homogeneity, and reduced risk of immune response. Our rhCollagen is a platform technology which can be utilized in a broad range of therapeutic, aesthetic, and other medical applications, and in particular in emerging industries such as 3D bioprinting which we believe cannot be adequately addressed with currently available collagen technologies. We intend to expand the awareness of rhCollagen through partnerships and collaborations with leading commercial and academic partners around the world and further clinical trials which we will seek to have published in peer-reviewed journals, as well as through our participation in academic and industry conferences, to position rhCollagen as the “gold standard” platform technology for collagen-based products. We believe our platform technology, and the knowledge and expertise we have gained in its development, will enable the development, both independently and with collaborators, of differentiated products in multiple industries with a short time to market.

●	Utilize collaborative partners and distributors to develop and commercialize our technology and products. We believe the market-leading characteristics of our rhCollagen will create attractive collaboration opportunities for our products, and we intend to selectively establish collaborations and strategic partnerships with respect to our current and future products in order to accelerate their development and commercialization. We established a collaboration with Allergan aesthetics, an AbbVie company and intend to engage with well-established companies whose distribution networks are deeply entrenched. We expect our commercial efforts will be comprised of the distribution networks of our collaboration partners, particularly in the United States and Europe.

●	Manufacturing capacity to support commercialization of rhCollagen-based end products. We cultivate the tobacco plants used in the production of our rhCollagen in a network of farms in Israel, and we extract the raw materials used to manufacture our rhCollagen from these tobacco plants. We have a manufacturing facility in Israel that is supporting our current commercial needs to manufacture commercial and clinical quantities of our rhCollagen and our BioInk in a cost-competitive manner for application in both premium and commodity markets.

●	Expand our pipeline through ongoing development of new products. We intend to continue to develop additional products, both independently and with strategic collaborators, initially in 3D bioprinting of tissues and organs, and medical aesthetics markets and subsequently in other high value markets, based on our rhCollagen. In 2019, we initiated development of injectable and 3D bioprinted breast implants. In 2021 and 2022, we developed and launched three bioink products, which are being used by customers for the development of 3D bioprinting of tissues and organs. In 2022, we entered into a co-development agreement with Tel Aviv University and Sheba Medical Center hospital for a 3D printed ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. Our product pipeline and our research and development program are expected to yield new products in the coming years.

●	Advance our leadership position in recombinant protein production through our plant-based technology. We continually seek to expand our knowledge of plant-based protein production systems and introduce improvements into our process. We are shifting production to an enhanced line of tobacco plants with higher collagen yield, along with improvements in the growing and cultivation process as well as collagen extraction and purification. As tissue engineering and regenerative medicine continue to evolve and expand, we expect that the demand for high-quality biomaterials will grow.

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

In November 2022, we launched Collink.3D 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D™ 90 is complementary to our first commercial bioink, Collink.3D 50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

In January 2023, we launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

Medical Aesthetics

Dermal Filler and Soft Tissue Fillers

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement, or the Development Agreement, with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. To date, the development of the product continues to move forward according to plan.

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

The Development Agreement provides that with respect to the Exclusive Products we shall be entitled to receive up to $50 million comprised of an upfront cash payment of $14 million, which was paid in February 2021, and up to $36 million in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie. In addition, with respect to the Option Products, we shall be entitled to receive up to $53 million in proceeds, including a one-time non-refundable payment, as well as milestone payments that are payable upon the achievements in certain clinical trials, regulatory approvals and commercial sale milestones, plus a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term and a fee for the supply of rhCollagen to AbbVie.

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

In addition, we are currently developing a photocurable regenerative dermal filler, which is one of AbbVie’s Option Products, and is designed to address the need for more innovative aesthetic products to treat wrinkles. In this regard, we recently completed a 12-month preclinical study with our photocurable regenerative dermal filler, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard.

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

According to Global Market Insights Inc., global dermal filler market was valued at over $5.5 billion in 2022, and is poised to grow at a CAGR of over 10% between 2023 and 2032, reaching up to $14.5 billion in 2032. We believe that rising awareness and acceptance regarding several cosmetic procedures in developed and developing regions, coupled with increasing disposable income, is expected to drive forward the dermal filler market size.

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

We are developing 3D bioprinted breast implants and injectable breast implants for regeneration of breast tissue, aimed to overcome these challenges and provide a revolutionary alternative to the current practices.

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

In January 2023, we successfully completed a large animal study for our 3D bioprinted regenerative breast implants with full achievement of study objectives, demonstrating tissue regeneration which included the formation of maturing connective tissue and neovascular networks. The histological analysis of the implants demonstrated progressive stages of tissue regeneration after three months, as indicated by the formation of maturing connective tissues and neovascular networks. The development of native tissue was synchronized with the degradation process of the implant, which was consistent with the desired outcome observed during the trial. There was also no indication of adverse reaction noted within the implants and the surrounding tissue. We are planning to initiate a follow-up large animal study in the second half of 2023 using commercial-size implants to support subsequent human studies and future product commercialization.

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

3D bioprinted regenerative soft tissue matrix

We are developing a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.  In June 2021, we signed a co-development agreement with 3D Systems for the development of the product candidate. The agreement was terminated in March 2023 and we are using printers of other companies for the development of our product candidates.

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

Gut-on-a-Chip

We are also developing with Tel Aviv University and Sheba Medical Center hospital, a ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. Designed to emulate the human intestine tissue, the 3D bioprinted model the model is intended to be used in personal medicine applications for the treatment of ulcerative colitis, an inflammatory bowel disease affecting millions of individuals worldwide. The in-vitro intestine-on-chip platform combines our rhCollagen with other proprietary biomaterials and human cells. The 3D bioprinted model is intended to allow medical professionals to identify drug targets and personalized therapeutic responses that can lead to improved patient outcomes.

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

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie, pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. To date, the development of the product continues to move forward according to plan.

In October 2021, we announced that our rhCollagen based Bioink was used successfully by researchers from Israel’s Technion Institute of Technology to create a 3D bioprinted implantable tissue containing a network of blood vessels capable of supplying blood to the implanted tissue.

In February 2022, we signed a collaboration agreement with CELLINK, a BICO Group company. Under this agreement, CELLINK’s bioprinter will be explored for the development of large-scale production of CollPlant’s 3D bioprinted regenerative breast implants. This agreement will end in June 2023 and we are using printers of other companies for the development of our products.

In November 2022 we launched Collink.3D 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D™ 90 is complementary to our first commercial bioink, Collink.3D 50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

Also in November 2022, we entered into a license and research agreement with Tel Aviv University and Sheba Medical Center hospital, to co-develop a ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. The model is intended to be used in personal medicine applications for the treatment of ulcerative colitis, an inflammatory bowel disease affecting millions of individuals worldwide.

In January 2023, we launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

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

We produce the rhCollagen from the tobacco plants at our manufacturing facility in Yessod Hama’ala and Rehovot, Israel. We believe that we currently have the ability to produce sufficient quantities of quality recombinant type I human collagen to support our product development activities and sales until 2026. Our activities are focused on yield improvement, scale-up, and cost reduction.

In late 2021, we initiated a plan to upgrade our production site in Israel into a large-scale integrated facility, in order to accommodate expected future increase in demand. We have also commenced activities to establish a US-based 3D bioprinting center of excellence.

While our upstream and downstream processes are quite robust and efficient, we continuously invest in further yield improvement and scalability, in order to reduce costs. In order to increase yield, we plan to increase biomass per growing area by using new genetic derivatives, improvement and optimization of growing techniques, and introduction of online controls. Our next-generation tobacco plants have been created through improved genetics and cross-breeding. In addition, increased growing areas will reduce overall cost per harvest.

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

We have undertaken post marketing surveillance, or PMS, studies for both VergenixSTR and VergenixFG with our European key opinion leaders and physicians to generate additional clinical data that demonstrates the efficacy, safety and clinical benefit of our products. These PMS  studies are intended to facilitate market adoption of our products in Europe, to confirm product safety and performance as well as to provide additional clinical evidence in support to  regulatory filing and submission to other regulatory agencies in the future.

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

Competition

We are not aware of any competitors that produce human collagen from plants or that produce recombinant type I human collagen. However, our industry is characterized by rapidly evolving technology and intense competition, and our rhCollagen-based products will compete with several alternatives, such as collagen that is produced from animals, human cadavers and synthetic products. Adequate protection of intellectual property, successful product development, adequate funding, and retention of skilled, experienced, and professional personnel are among the many factors critical to success in the pharmaceutical industry.

Generally, our competitors currently include large fully integrated companies, as well as academic research institutes and companies in various developmental stages that develop alternative sources and forms of collagen and tissue-derived products, who are using collagen that is extracted from animals and human cadavers.

The primary competitors to our BioInk are potential bio-material inks for 3D biological printing, based on tissue-derived collagens. Manufacturers of these products include, among others, BICO (formerly Cellink), Allevi (now part of 3D systems) and Humabiologics.

The main competitors to our 3D bioprinted regenerative breast implants that are in development include the commercially available breast implants by Allergan, Inc., an AbbVie company, and Mentor Worldwide LLC, Johnson & Johnson company.

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

Patents

As of March 15, 2023, we have a global patent portfolio that is comprised of twelve patent families. More than three dozen of our patent applications have issued as patents or will issue soon, having been allowed by the relevant patent office. We have exclusive ownership of 21 issued patents in our patent family that cover methods of creating collagen-producing plants and three issued patents that cover methods of processing recombinant collagen. These issued patents and others that may issue in the future in these patent families, assuming timely payment of annual fees, are expected to expire in 2025-2028. We have ongoing patent application covering the specific collagen producing plants based on their genetic arrangement. If granted, it could provide patent protection for the collagen producing plants until 2039. Our patent portfolio also includes patent families that cover different uses of collagen including 3D Bioprinting, dermal fillers and soft tissue fillers which, if granted, could provide patent protection for particular formulations and uses of our rhCollagen until 2038-2040.

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

The FDA is divided into various “Centers” by product type such as the Center for Drug Evaluation and Research, or CDER, the Center for Biologics, Evaluation and Research, or CBER, or the Center for Devices and Radiological Health, or CDRH. Different Centers review drug, biologic, or device applications.

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

After receiving FDA approval or clearance, an approved or cleared product must comply with post-marketing safety reporting requirements applicable to the product based on the application type under which it received marketing authorization. In the case of current good manufacturing practices, or cGMP, the applicant may take one of two approaches: (1) complying with cGMP for each constituent part, or (2) a streamlined approach specific to combination products, subject to certain limitations.

In January 2019, the FDA responded to the Company’s Pre-RFD regarding product classification and jurisdictional assessment. The FDA’s OCP determined that VergenixSTR should be classified as a Combination Product, specifically a drug/biologic/device product, and should be assigned to the FDA’s CBER. A Pre-RFD is FDA’s preliminary, nonbinding assessment of (1) the regulatory identity or classification of a product as a drug, device, biological product, or combination product, and (2) which FDA Center (i.e., CBER, CDER, or CDRH) will have primary jurisdiction for the premarket review and regulation of the product. Therefore, this classification and jurisdictional assessment is subject to change. We currently do not intend to pursue a FDA regulatory pathway to market for VergenixSTR and VergenixFG. We nevertheless include a discussion of FDA’s requirements for approval of, and ongoing, regulation for drugs, biologics, and medical devices below which are relevant to the end products that we are either developing internally or in collaboration with our partners.

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

In the U.S., the FDA regulates biologics under the Public Health Service Act, or PHS Act, and implementing regulations, and under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations, respectively. The U.S. regulates drugs under the FDCA. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, requesting product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug or biologic may be marketed in the U.S. generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, or other applicable regulations;

●	submission to the FDA of an IND which must become effective before human clinical trials may begin;

●	approval by an IRB representing each clinical trial site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed biologic for its intended use;

●	preparation and submission of a BLA or NDA to the FDA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and satisfactory completion of any FDA audits of the clinical study sites to assure compliance with GCP, and the integrity of clinical data in support of the BLA or NDA; and

●	FDA review (which may include Advisory Panel review and approval) and approval of the BLA or NDA.

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

Marketing Authorization for Medical Devices in the U.S.

In the United States, medical devices are regulated by the FDA as required under the FDCA. Unless an exemption applies or the product is a Class I device, a new medical device will require either a 510(k) clearance or approval of a Premarket Approval, or PMA, before it can be marketed in the United States. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices, which are those that have the lowest level or risk associated with them, are subject to general controls, including labeling, premarket notification, and adherence to the QSR. Class II devices are subject to general controls and special controls, including performance standards. Class III devices, which have the highest level of risk associated with them, are subject to most of the previously identified requirements as well as to premarket approval. Most Class I devices and some Class II devices are exempt from the 510(k) requirement, although manufacturers of these devices are still subject to registration, listing, labeling and Quality System Requirements, or QSR.

A 510(k) premarket notification must demonstrate that the device in question is substantially equivalent to another legally marketed device, or predicate device, that likely did not require premarket approval. In evaluating the 510(k), the FDA will determine whether the device has the same intended use as the predicate device, and: (i)(a) has the same technological characteristics as the predicate device, or (b) has different technological characteristics; and (ii)(a) the data supporting the substantial equivalence contains information, including appropriate clinical or scientific data, if deemed necessary by the FDA, that demonstrates that the device is as safe and as effective as a legally marketed device, and (b) does not raise different questions of safety and effectiveness than the predicate device. Most 510(k)s do not require clinical data for clearance, but the FDA may request such data. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new device will be classified in Class III, and the manufacturer must submit a PMA.

The PMA process is more complex, costly, and time consuming than the 510(k) clearance procedure. A PMA must be supported by extensive data including, but not limited to, technical, preclinical, clinical, manufacturing, control, and labeling information to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. After a PMA is submitted, the FDA has 45 days to determine whether it is sufficiently complete to permit a substantive review, but this timeline may be delayed. If the PMA is complete, the FDA will file the PMA. The FDA is subject to performance goal review times for PMAs and may issue a decision letter as a first action on a PMA within 180 days of filing, but if it has questions, it will likely issue a first major deficiency letter within 150 days of filing. It may also refer the PMA to an FDA advisory panel for additional review and will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSR, either of which could extend the 180-day response target. A PMA can take several years to complete, and there is no assurance that any submitted PMA will ever be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed. Changes to the device, including changes to its manufacturing process, may require the approval of a supplemental PMA.

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

European Union

Legal Requirements for Medical Devices in the EU

EU law on medical devices is governed by Regulation EU 2017/745, or the EU MDR, which repealed and replaced Council Directive 93/42/EEC, or MDD, and Regulation 2017/746 on in vitro diagnostic medical devices. The EU MDR became fully applicable on May 26, 2021. However, medical devices that have been CE-certified under the MDD can be marketed with these CE-certificates until they expire or until May 26, 2024 (whichever is earlier), which on January 6, 2023, was proposed to be extended by the European Commission to December 31, 2027 for Class III devices and Class IIB implantable devices, which are the categories our products are classified under.

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

In 2016, we received the CE certification for VergenixFG and VergenixSTR from our notified body DEKRA. These CE certifications were renewed in 2018 under the requirements of the MDD. The renewed certificates will expire on July 1, 2023, which will be extended to December 31, 2027 if the European Commissions proposed amendments to the MDR are adopted. The CE certification for VergenixWD we had has now expired, and we have not renewed it. VergenixWD was our first medical product based on collagen protein derived from plants that was authorized for sale and marketing in Europe, but we are not currently promoting a marketing strategy for VergenixWD, which is considered a commodity product and is not targeted towards the advanced wound care market, which is our target market.

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

In February 2019, we received ISO 13485 certification by DEKRA for the manufacturing and purification of our rhCollagen. The Rehovot production facility is now covered by the current CollPlant ISO13485:2016 certification that is valid until July 1, 2024.

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

Arrangements with healthcare providers, third-party payors, and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, including the following:

●	the federal healthcare Anti-Kickback Law prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

●	the U.S. False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information;

●	the federal false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

●	the federal transparency requirements under the Affordable Care Act require manufacturers of drugs, devices, and medical supplies to report to the U.S. Department of Health and Human Services information related to payments, ownership and investment interest and other transfers of value to physicians, dentists, physician assistants and other health care professionals and teaching hospitals; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

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

The Innovation Law and the IIA

Below is a description of the main obligations and restrictions imposed on a Recipient Company, under the Innovation Law and the IIA’s rules and guidelines, with respect to the use of the intellectual property and other know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to an Approved Program, as well as any rights associated with such IIA Funded Know-How:

●	Royalty Payment Obligation. In general, the Recipient Company is obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services), whether received by the Recipient Company or any affiliated entity, developed (in all or in part), directly or indirectly, as a result of an Approved Program, or deriving therefrom, at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs, depending on the type of the Recipient Company - i.e., whether it is a “Small Company,” or a “Large Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus annual interest based on LIBOR (as determined in the IIA’s rules and guidelines) . As of December 31, 2022, we paid royalties to the IIA in the total amount of $2.8 million.

●	Reporting Obligations. The Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Programs and the related research expenses, and regarding the scope of sales of the Recipient Company’s products).

●	Local Manufacturing Obligation. Products developed using the IIA grants must , as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). If the Recipient Company receives approval to manufacture products developed with IIA grants outside of Israel, it will be required (except for certain cases) to pay increased royalties to the IIA, up to 300% of the grant amount plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside of Israel. The Recipient Company may also be subject to an accelerated royalty repayment rate. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant and avoiding the need to pay increased royalties to the IIA (it is noted, however that in such scenario the Recipient Company will be required to pay to the IIA royalties at an accelerated rate).

●	IIA Funded Know-How transfer limitation. Under the Innovation law and the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except under limited circumstances, and only with the approval of the IIA Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines, or the Redemption Fee, (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received plus interest). For calculating the Redemption Fee which shall be paid to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel, inter alia, the following factors will be taken into account: the scope of the IIA support received, the royalties that have already paid to the IIA, the amount of time that has lapsed since the Company has finalized the IIA Approved Program, the sale price and the form of transaction . A transfer for the purpose of the Innovation Law means an actual sale of the IIA Funded Know-How, or any other transaction which in essence constitutes a transfer of such know-how (such as, providing an exclusive license to a foreign entity for R&D purposes, which precludes the Recipient Company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law. Upon payment of the Redemption Fee, the IIA Funded Know-How and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law.

Subject to the IIA’s prior approval, a Recipient Company may transfer IIA Funded Know-How to another Israeli company, provided that the acquiring company assumes all of the Recipient Company’s responsibilities towards the IIA. Such transfer will not be subject to the payment of the Redemption Fee, however, the income from such sale transaction will be subject to the obligation to pay royalties to the IIA.

●	IIA Funded Know-How license limitation. The grant to a foreign entity of a right to use the IIA Funded Know-How for R&D purposes (which does not entirely prevent the Recipient Company from using the IIA Funded Know-How) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in the IIA rules (such payment shall be no less than the amount of the IIA grants received (plus annual interest), and no more than the cap stated in the IIA rules and will generally be due only upon the receipt of the license fee from the licensee).

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

Business Licensing

Under the Israeli Licensing of Businesses Law, to which our production sites and laboratories are subject, operating a business without a license or temporary permit is a criminal offense. In April 2019, we moved our laboratories and offices into a new site, and on September and November 2020 we have obtained a business license for our sites in Rehovot Israel. In addition, we have a business license for our production site at Yessod Hama’ala, in effect until July 18, 2025.

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

Employees

As of March 15, 2023, we had 73 employees, including 20 in research and development, 40 in manufacturing and 13 in sales, general and administrative positions. 15 of our employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

D. Property, Plant and Equipment

Our corporate headquarters and research lab center are located in the Weizmann Science Park in Rehovot, Israel. We entered into a lease agreement in November 2018, for an aggregate of 13,450 square feet of office and laboratory space. In September 2021, we executed an addendum to the lease for an additional 2,800 square feet. The term of the lease is for 65 months, commencing on November 15, 2018 and ending on April 15, 2024, with an option to extend the lease for an additional five years. Monthly rent is approximately $31,000. We have invested approximately $1.5 million during the years 2021-2022 in establishment of the infrastructure, offices, labs and equipment in our space, net of participation by the landlord.

The research facilities serve us for development of our product pipeline, including BioInks for 3D bioprinting of tissues and organs, dermal fillers and breast implants for medical aesthetics and Gut-on-a-Chip models for personalized medicine and drug discovery. The majority of our research and development work is carried out at our research laboratories in Weizmann Science Park in Rehovot, Israel. The plant research process of our rhCollagen is carried out at our site in Yessod Hama’ala, Israel. We use greenhouses for tobacco growing in a few areas in Israel. We produce our rhCollagen and BioInk in our two production sites, in Yessod Hama’ala and in Rehovot.

We rent areas in Yessod Hama’ala, Israel, of approximately 64,583 square feet of greenhouse and manufacturing facility pursuant to a lease agreement expiring on April 30, 2027.

In addition, on July 28, 2016, we leased additional space in Rehovot, Israel, of approximately 6,329 square feet for production activities pursuant to a lease agreement expiring on December 31, 2026.

In late 2021, we initiated a plan to upgrade our production site in Israel into a large-scale integrated facility, in order to accommodate expected future demand increase. We have also commenced activities to establish a US-based 3D bioprinting center of excellence.

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

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen that is produced with our proprietary plant based genetic engineering technology. Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. Our collaborations include, among others, AbbVie, STEMCELL, Tel Aviv University, Sheba Medical Center, ARMI and ReMDO.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue and aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen and ECM components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue. In addition, we are in collaboration with AbbVie under a Development, Exclusivity and Option Products Agreement, pursuant to which we and AbbVie in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

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

Since our inception, we have incurred significant losses, except for the year ended December 31, 2021. Our net loss was $16.9 million for the year ended December 31, 2022 and our net income was $237,000 for the year ended December 31, 2021. As of December 31, 2022, we had an accumulated deficit of $89.7.

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

Financial Operations Overview

Revenue

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based BioInks and products, and on our ability to establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the year ended December 31, 2022, we generated revenues of $299,000 mainly from sales of our BioInk and rhCollagen.

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

Our total research and development expenses for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 were $10.3 million, $7.6 million, and $4.1 million, respectively. We did not apply for grants from the IIA since 2019 and we have charged all research and development expenses to operations as they are incurred.

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

Participation by the Israel Innovation Authority.  Until 2019 we have applied and received grants from the IIA as part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744 1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744 1984) (“Innovation Law”), and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the Innovation Law royalties of 3% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of December 31, 2022 totaled approximately $10.1 million. As of December 31, 2022, we paid royalties to the IIA in the total amount of $2.8 million.

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

Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. Our balance sheet liabilities include current obligations regarding royalties that we are obligated to pay to the IIA based on sales of our products for the second half of the year, as they are due for payment in the following quarter. Our cost of goods include royalties expenses regarding royalties on our sales to the IIA See Note 6 in our consolidated financial statements for the year ended December 31, 2022 for more information.

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

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2022, we have incurred operating losses of approximately $21.5 million for CollPlant Biotechnologies Ltd. and $66.3 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2022, 2021, and 2020.

	Year ended December 31,
	2022	2021	2020
	(USD in thousands)
Statement of operations data:
Revenue	299	$15,641	$6,137
Cost of revenue	400	2,005	3,002
Gross Profit (loss)	(101)	13,636	3,135
Research and development expenses, net	10,255	7,631	4,065
General, administrative, and marketing expenses	6,741	5,940	4,669
Total operating income (loss)	(17,097)	65	(5,599)
Financial income (expenses), net	172	172	(175)
Net income (loss)	(16,925)	$237	$(5,774)

Revenues

We generated revenues from the sale of our BioInk, rhCollagen, and VergenixFG of $299,000 in the year ended December 31, 2022 compared to $15.6 million for the year ended December 31, 2021. The decrease in revenues mainly derived from the $14 million consideration for the license granted to AbbVie and to a decrease in sales of BioInk and Vergenix products.

We generated revenues from the sale of our BioInk, rhCollagen, VergenixFG and VergenixSTR, as well as revenues from the AbbVie Agreement, in the year ended December 31, 2021 of approximately $15.6 million compared to $6.1 million in the year ended December 31, 2020. The increase in revenues in 2021 was mainly related to the $14.0 million consideration for the license granted to AbbVie.

Cost of revenue

We incurred cost of revenue in the amount of $400,000 in the year ended December 31, 2022, compared to $2.0 million in the year ended December 31, 2021. The decrease in cost of revenues in the amount of approximately $1.6 million is mainly comprised of: (i) approximately $460,000 in royalty expenses to the IIA and (ii) approximately $1 million relating to BioInk, VergenixFG, and rhCollagen sales.

We incurred cost of revenue in the amount of $2.0 million in the year ended December 31, 2021, compared to $3.0 million in the year ended December 31, 2020. Cost of revenue includes mainly the cost of VergenixFG, VergenixSTR and our rhCollagen based BioInk products, and royalties to the IIA for our sales. The decrease in cost of revenue in the amount of approximately $1.0 million is comprised of: (i) a decrease of approximately $327,000 in royalty expenses to the IIA in 2020 in relation to the kidney option exercise under the United License Agreement, (ii) a decrease in the amount of approximately $300,000 in cost of revenue generated from BioInk and rhCollagen sales and (iii) a decrease of approximately $275,000 in cost of revenue from services, both relate to the end of the United License Agreement.

Research and Development Expenses

We incurred research and development expenses amounting to $10.3 million in the year ended December 31, 2022 compared to $7.6 million in the year ended December 31, 2021. The increase in expenses amounting to approximately $2.7 was comprised primarily of $1.5 million increase in research and development activities including process development and a $1.0 million increase in employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics.

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

General, Administrative, and Marketing Expenses

We incurred general, administrative, and marketing expenses of $6.7 million in the year ended December 31, 2022 compared to $5.9 million in the year ended December 31, 2021. The increase in expenses amounting to approximately $800,000 is mainly comprised of an increase in employees and director’s salaries and insurance policy expenses.

We incurred general, administrative, and marketing expenses of $5.9 million in the year ended December 31, 2021, compared to $4.7 million in the year ended December 31, 2020. The increase in expenses amounting to approximately $1.2 million is mainly comprised of: (i) $946,000 in employees and directors’ salary and insurance policy expenses, and (ii) $410,000 one-time fees relating to the termination of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market.

Financial Expenses (Income), Net

Financial income, net for each of the years ended December 31, 2022 and 2021 totaled $172,000. Financial income net is mainly attributed to interest received from the Company’s short term cash deposits.

Financial income, net, totaled $172,000 in the year ended December 31, 2021, compared to financial expenses, net of $175,000 in the year ended December 31, 2020. The increase in financial income, net in 2021 as compared to the year 2020 was mainly due to interest received from our short-term cash deposits and exchange rate differences.

Recent Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the consolidated financial statements included in “Item 18. Financial Statements” of this Annual Report.

JOBS Act

With less than $1.235 billion in revenues during our last fiscal year, we qualify as an emerging growth company under the JOBS Act. An emerging growth company may take advantage of specified provisions in the JOBS Act that provide exemptions or reductions of its regulatory burdens related to reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of some, but not necessarily all, of these provisions to reduce our burdens or exempt ourselves from regulatory requirements for up to five years or such earlier time that we are no longer deemed an emerging growth company. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act.

B. Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the Tel Aviv Stock Exchange, Nasdaq Global Market and private placements) and government grants from the IIA. The balance of cash and cash equivalents as of December 31, 2022 and 2021 totaled $29.7 million and $13.1 million, respectively. In February 2021 we completed a registered direct offering that resulted in gross proceeds of $35 million and in the same month, we received a $14 million consideration for the license granted to AbbVie under the Development Agreement. We plan to fund our future operations through continued sales of our proprietary products, commercialization and or out-licensing of our rhCollagen and BioInk technology, and raising additional capital through the issuance of equity or debt.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $709,000. For more information see Note 5 to our consolidated financial statements for the year ended December 31, 2022; and

●	Trade and other payables in the amount of $2.6 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $2.8 million. For more information, see Note 5 to our consolidated financial statements for the year ended December 31, 2022.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the years ended December 31, 2022, 2021, and 2020.

	Year ended December 31,
	2022	2021	2019
	(USD in thousands)
Net cash provided by (used in):
Operating activities	(13,698)	2,501	(4,451)
Investing activities	28,922	(31,556)	(519)
Financing activities	1,874	38,760	4,465

Net Cash Provided by (Used in) Operating Activities

The use of cash resulted primarily from our net income in the year ended December 31, 2021, and from our net losses in the years ended December 31, 2022 and 2020, adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization and share-based compensation.

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

Net cash used in operating activities in the year ended December 31, 2022 totaled $13.7 million and consisted primarily of (i) net loss of $16.9 million, adjusted for non-cash items including depreciation of $1.1 million, shared-based compensation of $2.2 million, net decrease in operating lease accounts of $455,000, gains from short-term cash deposits of $87,000, and (ii) a net change in operating assets and liabilities of $482,000.

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

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $28.9 million during the year ended December 31, 2022 and $31.6 million used in during the year ended December 31, 2021. The change is mainly attributed to repayment and investment in short term cash deposits.

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

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1.9 million for the year ended December 31, 2022 compared to $38.8 million in the year ended December 31, 2021. The decrease is mainly attributed to our registered direct offering in February 2021, which resulted in net proceeds of $32 million and decrease of $4.1 million in proceeds in exercise of options and warrants.

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

Cash and Funding Sources

The table below summarizes our sources of funding for the years ended December 31, 2022, 2021 and 2020:

	Issuance of Ordinary Shares and Warrants	Strategic Collaborations*	Total
	(USD in thousands)
Year ended December 31, 2022	1,874	-	1,874
Year ended December 31, 2021	38,760	14,000	52,760
Year ended December 31, 2020	4,489	3,000	7,489

*	Does not include royalties payments to the IIA

Funding Requirements

We believe that our existing cash and cash equivalents and short term cash deposits, as of the date of this Annual Report on Form 20-F, which includes approximately $29.6 million, will enable us to fund our operating expenses and capital expenditures for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Options Valuation

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of the share-based compensation.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 15, 2023. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Oppenheimer, Weizmann Science Park, P.O. Box 4132, Rehovot 7670104, Israel.

Name	Age	Position
Senior Management
Yehiel Tal	70	Chief Executive Officer and Director
Prof. Oded Shoseyov	66	Founder, Non-Executive Chief Scientist
Eran Rotem, CPA	55	Deputy CEO and Chief Financial Officer
Dr. Ilana Belzer*	63	Chief Operating Officer
Oren Fahimipoor*	41	Vice President, Operations
Dr. Philippe Bensimon	57	Vice President, Regulatory Affairs and Quality Assurance
Elana Gazal	48	Vice President, Research and Development
Hadas Dreiher Horowitz	46	Vice President, Human Resources
Michal Roytman	38	Vice President, Sales and Marketing
Non-Employee Director
Dr. Roger Pomerantz (1)(5)	66	Chairman of the Board and Director
Dr. Abraham Havron (1)(5)(6)	75	Director
Dr. Gili Hart (1)(3)(4)(5)(6)	48	Director
Dr. Elan Penn (1)(2)(3)(4)(5)(6)	71	Director
Joseph Zarzewsky (1)(2)(3)(5)	62	Director
Hugh Evans (1)(5)	56	Director
Alisa Lask (1)(2)(5)	52	Director

*	Oren Fahimipoor has been appointed Vice President, Operations effective April 2, 2023 replacing Dr. Ilana Belzer who was terminated effective April 17, 2023.

(1)	Independent Director under the Nasdaq Listing Rules

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Served as external director under Israeli Law until December 20, 2021. Following the Board’s determination that there is no control interest in the Company, as detailed in Item 6.C, such director continues to serve as an Independent Director of the Company until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the said determination.

(5)	Independent Director under Israeli Law

(6)	Member of the Nominating and Corporate Governance Committee

Senior Management

Yehiel Tal has served as our chief executive officer since January 2010 and as a member of our board of directors since May 2022. Mr. Tal possesses over 30 years of management experience in the Israeli and American high-tech and biotechnology industries. Prior to joining us, Mr. Tal was the chief executive officer and co-founder of Regentis Biomaterials Ltd. Prior to that Mr. Tal served as vice-president of business development at ProChon BioTech Ltd. He has also served as vice president of marketing and business development at OrthoScan Technologies Ltd. and director of business development and business unit manager at Kulicke and Soffa Industries, Inc. In 2021, Mr. Tal was elected to the Board of Directors of the International Society for Biofabrication. Mr. Tal holds a Bachelor’s and a Master’s degree in mechanical engineering from the Technion, Israel Institute of Technology.

Prof. Oded Shoseyov founded our subsidiary CollPlant Ltd. in 2004, and currently serves as our Chief Scientist since March 2019. Prof. Shoseyov served as our Chief Scientific Officer from August 2008 until March 2019, and a member of our board of directors from May 2010 until October 2016. Prof. Shoseyov is a faculty member of the Hebrew University of Jerusalem. He has extensive experience with plant transformation systems and protein engineering. Prof. Shoseyov has authored or co-authored over 350 scientific publications and is the inventor or co-inventor of 97 patents. Prof. Shoseyov holds a Ph.D. from The Hebrew University of Jerusalem, Israel. Prof. Shoseyov received the Outstanding Scientist Polak Award in 2002, the Kay Awards for Innovative and Applied Research in 1999 and 2020, and the Israel Prime Minister Citation for Entrepreneurship and Innovation on 2012. He has co-founded and holds positions at various companies, including: SP-Nano Ltd., a nano-biotech company which manufactures SP1-Carbon Nano Tube coated fabrics for the composite industry; CBD-Technologies/FuturaGene, a forestry agro-biotech company that develops and commercializes transgenic trees for the pulp and paper and the bio-fuel industry; scientific founder, chief scientific officer and board member Melodea Ltd., a nano-biotech company that develops and manufactures Nano Crystaline Cellulose from sludge for structural foam additives for the paint, printing and packaging industries; Valentis Nanotech Ltd., a nanotechnology company that develops and manufactures nano-bio-based transparent films for food packaging and agriculture; scientific founder, chief scientific officer and chairman of the board at Biobetter Ltd. an agro-biotech company that manufactures growth factors for the culture meat industry; scientific co-founder and board member at Wonder Veggies Ltd., an agro-food company that manufactures probiotic endophytes in leafy greens; scientific founder, chief scientific officer and chairman of the board at SavorEat Ltd., a food-tech company that manufactures plant-based meat alternatives; scientific founder and board member at Paulee CleanTec Ltd., a company that aims to be the world leader in the collection and disposal of pet waste through its brand AshPoopie, and to branch out to human waste treatment with future products that similarly turn feces into odorless, sterile organic fertilizer via its daughter company Epic-Cleantech; scientific founder and board member at GemmaCert Ltd., a medical cannabis company developing products to assure product standardization; scientific founder, chief scientific officer and board member at Seekwell Ltd., a research and development firm that focuses on developing natural, safe and clinically tested cannabis products; scientific founder, chief scientific officer and member of the board at Miruku Scientific, a New Zealand-based company that develops plant-based dairy proteins for the food industry; scientic co-founder and board members at Egg’n’Up Ltd.; co-founder, scientific advisor and board member at GeneNeer Ltd.; board member at Evogene Inc; scientific advisor and chairman of the board at PlantArc Bio Ltd.; and member of the scientific advisory board at Aliment Capital. . His appointments include: at the Hebrew University of Jerusalem, academic director of HUJI Innovate at the The Center for Innovation & Entrepreneurship and member of the scientific committee of the Center of Nanoscience and Nanotechnology.

Eran Rotem has served as our chief financial officer since January 2012 and, since November 2017, also as our deputy CEO. Mr. Rotem possesses more than 25 years of broad financial and operational experience, primarily with biotechnology and industrial companies. Prior to joining us, Mr. Rotem served as the chief financial officer of Tefron Ltd., an industrial global company traded on both the Tel Aviv Stock Exchange (TASE:TFRN) and on the OTCBB (OTC:TFRFF) in the United States. Before Tefron, Mr. Rotem served as chief financial officer of Healthcare Technologies, Ltd. (NASDAQ:HCTL) and Gamida Ltd., a group of companies that specialize in the development, manufacturing, and marketing of clinical diagnostic test kits, as well as medical equipment and services to the biotechnology and high-tech industries. Prior to joining Healthcare Technologies, Ltd., Mr. Rotem served as a senior manager at Ernst & Young. Mr. Rotem holds a Bachelor’s degree in Accounting and Business Administration from the Tel Aviv College of Management and is a Certified Public Accountant in Israel.

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

Oren Fahimipoor has been appointed as our vice president of operations effective as of April 2, 2023. Mr. Fahimipoor has more than 15 years of vast experience in leading complex operations in the biopharmaceutical industry. Prior to joining us, Mr. Fahimipoor was the business unit manager in Omrix Biopharmaceuticals, a Johnson and Johnson company, leading the Tel Hashomer plant operations end-to-end from 2019 to 2023 and the Ness Ziona Omrix site from 2018 to 2019. Mr. Fahimipoor also spent over a decade at Teva Pharmaceuticals from 2007 to 2018 where he held several leading positions in Teva’s sterile production plant including leading sterile production and packaging of vials and syringes from 2012 to 2018 and as a researcher in biogenerics research and development from 2007 to 2012, developing four biosimilar products, including scale up processes and handling technical aspects of the drug development. Mr. Fahimipoor holds a BSc in Biotechnology Engineering from the Ben Gurion University and an MBA in Business Management from the Open University of Israel.

Dr. Philippe Bensimon has served as our vice president of regulatory affairs, quality assurance and clinical affairs since February 2011. Dr. Bensimon has over 30 years of experience in regulatory affairs, quality assurance and clinical affairs in international medical device companies. Prior to joining us Dr. Bensimon served for 14 years at InterVascular Datascope (now Maquet-Getinge Group), a manufacturer of long-term cardiovascular implants, as director of regulatory affairs, quality assurance, and clinical affairs. Dr. Bensimon also served for five years at 3M Medical as manager of regulatory affairs. Dr. Bensimon holds a PharmD degree from the University of Pharmacy, Marseille, France.

Elana Gazal has joined us as our Vice President of Research and Development as of November 2022. Dr. Gazal brings multidisciplinary experience in CMC, analytical chemistry and formulation development from Israeli and international companies engaging both pharmaceutical products and medical device. Prior to joining us, Dr. Gazal was the Head of Pharmaceutical Research in Neuroderm (now Mitsubishi Tanabe) leading their formulation development team and new LCM projects, taking part in the submission of ND0612 for PD patients. Prior to that, Dr. Gazal has worked at Waters IS as Application leader, in Foamix (now Wyne) developing their Minocycline foam and in Beckman Coulter (US) leading the prenatal markers area. Dr. Gazal holds a PhD in Organic Chemistry from HUJI.

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

Dr. Elan Penn has served on our board of directors since January 2018. Dr. Penn serves as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel. Dr. Penn serves as external director of Dunietz Brothers Ltd. (TASE: DUNI:IT). Dr. Penn serves as chairman of A.I. Conversation Systems Ltd. (TASE: AICS). From 2000 to 2001, Dr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Dr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Dr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Dr. Penn served as vice president of finance and administration of Magic Software Enterprises Ltd. (NASDAQ: MGIC) and, from 2005 to 2014, served as an external director of Magic Software. Dr. Penn previously served as a director of Telkoor Power Supplies Ltd. (TASE: TLCR) and Nexgen Biofuels Ltd. (formerly Healthcare Technologies Ltd) (OTC: NXGN). Dr. Penn holds a B.A. degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Management Science from the University of London. Dr. Penn is also a board member of CollPlant Ltd., our wholly owned subsidiary.

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

Alisa Lask has served on our board of directors since August 2021. Mrs. Lask is the CEO of Rion Aesthetics Inc., Previously Mrs. Lask served as Vice President and General Manager of US Aesthetics at Galderma. Previously, she was a Senior Director of Global Strategic Marketing of Facial Aesthetics at Allergan. Earlier, she held strategic marketing positions at both Zimmer Biomet and Eli Lilly. Mrs. Lask received an M.B.A from the University of Michigan and has a B.A. in marketing from Miami University, Oxford, Ohio.

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

Prof. Ofer Levy, MD, MCh (Orth)

Joseph M. Lane, MD

B. Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses(1) (thousand USD)	Value of Options Granted(2) (thousand USD)
All senior management and directors as a group, consisting of 15 persons	2,924	1,790

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law. This amount includes approximately $116,000 set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses.

(2)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2022. Assumptions and key variables used in the calculation of such amounts are discussed in Note 8 of our financial statements.

In accordance with the Companies Law, the following table presents information regarding compensation of our five most highly paid office holders, namely our Chief Executive Officer, deputy CEO and Chief Financial Officer, Chief Operating Officer, Vice President Regulatory Affairs and Quality Assurance and Vice President Research and Development during the year ended December 31, 2022.

Name and Position(1)	Salary Cost (2) (thousand USD)	Bonus (thousand USD)(3)	Value of Options Granted(4) (thousand USD)	Total (thousand US dollar)
Yehiel Tal, CEO	689	176	292	1,157
Eran Rotem, Deputy CEO & CFO	530	121	302	953
Ilana Belzer, COO	288	-	120	408
Philippe Bensimon, VP RA& QA	269	28	114	411
Michal Roytman, VP S&M	217	11	77	305

(1)	All such officers are employed on a full-time (100%) basis

(2)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2022, including the annual cash bonus for 2022, which have been provided for in the Company’s financial statements for the year ended December 31, 2022, but were paid in March 2023. Such amounts exclude bonuses paid during 2022 which were provided for in the Company’s financial statements for previous years.

(4)

Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2022, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for share-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 8 to our consolidated financial statements for the year ended December 31, 2022 for more information.

Compensation of Directors

Until May 2022, we paid our directors (other than our Chairman) annual fees of approximately $8,400 and a per meeting fee of approximately $500, in accordance with regulations promulgated under the Companies Law. On May 2, 2022, following the approval of our compensation committee and board of directors, our general meeting of shareholders approved an amendment to the compensation of directors, which was subject to the approval of our new compensation policy (which was obtained in the same shareholders’ meeting), such that all directors (other than the Chairman) are entitled to an annual fee of $25,000 and a per meeting participation fee of $800, and any applicable VAT as well as reimbursement of expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses.

Our Chairman is entitled to a monthly consulting fee of $14,584 plus applicable VAT as well as reimbursement, against receipts, for out-of-pocket business expenses, reasonably and necessarily incurred by him relating to the provision of his services, provided that our prior approval for such expense has been obtained.

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

In May 2022, we granted, subject to shareholders approval which was obtained on May 2, 2022, options to purchase 50,000 ordinary shares to our Chairman, Dr. Roger Pomerantz, options to purchase 24,000 ordinary shares to each of Dr. Avraham (Avri) Havron, Dr. Elan Penn, Dr. Gili Hart, Joseph Zarzewsky, and Hugh Evans, as well as options to purchase 47,000 ordinary shares to Ms. Alisa Lask, who was appointed as a member of our board of directors in the same general meeting of shareholders. The exercise price of these options is $9.22 per one ordinary share. The options will be exercisable for ten years following the date of grant, and vest subject to a vesting period of four years, with a quarter of the options vesting on the first anniversary of the grant date, and the remaining options vesting in equal parts at the end of every quarter thereafter. The remaining terms of the options are in accordance with the 2010 Plan, which includes conditions with respect to, among other things, acceleration, adjustments, assumption, and termination of engagement.

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

Currently our board of directors consists of seven non-employee directors, all of who are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting, in person or by proxy, at that meeting, other than Dr. Gili Hart and Dr. Elan Penn, who, as aforesaid, shall continue to serve until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the determination that we no longer have a controlling shareholder, and Mr. Yehiel Tal, who was appointed as a director on May 25, 2022 by our board of directors and shall continue to serve until the next annual general meeting.

We have two types of directors: independent directors and “regular” directors. For purposes of complying with the Nasdaq Listing Rules to list the Company’s ordinary shares on the Nasdaq Global Market, our board of directors is comprised of seven independent directors and one regular director.

Our board of directors has determined that all of our non-employee directors are independent under such rules.

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

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of March 15, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and to examine the necessity of updating the compensation policy. This policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires a special majority, which we refer to as a Special Majority for Compensation. This Special Majority for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decides, on the basis of detailed arguments and after discussing the compensation policy once again, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. Our current compensation policy was approved by our shareholders on May 2, 2022 by the required Special Majority for Compensation, and will be in effect for a period of three years from its date of approval. The compensation policy does not, by nature, grant any rights to our directors or officers. The compensation policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

If it is determined that an office holder has a personal interest in a transaction which is not an extraordinary transaction, approval by the board of directors is required for such transaction, unless the company’s articles of association provide for a different method of approval. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. In general, the compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is subject to shareholders’ approval by the Special Majority for Compensation. Arrangements regarding the compensation, exculpation, indemnification, or insurance of a director require the approval of the compensation committee, board of directors, and shareholders by ordinary majority, in that order, and under certain circumstances, a special majority approval.

Generally, a person who has a personal interest in a matter which is being considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) have a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction (except in cases where specific reliefs are applied).

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Under Israeli Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of our company, other than by virtue of being an officer or director. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint at least half of the directors of the company or its general manager. For the purpose of approving transactions with related parties, the definition of controlling shareholder also includes any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, as mentioned above, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be examined on an aggregate basis and will be deemed as joint holders. Generally, the approval of the audit committee or compensation committee, the board of directors, and a special majority, in that order, is required for: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including any private placements in which a controlling shareholder has a personal interest; (ii) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company; (iii) the terms of engagement and compensation of a controlling shareholder or his or her relative who is an office holder; or (iv) the employment of a controlling shareholder or his or her relative by the company. For this purpose, a “special majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who do not have a personal interest in the approval of such item; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of such item and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

Under the Companies Law, an Israeli company may indemnify an office holder with respect to the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

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

“Administrative proceeding” - a proceeding to impose a financial sanction according to Article D of Chapter Four of Part 9 of the Companies Law as amended from time to time; as well as proceeding according to Chapter a G1 of the Restrictive Trade Practices Law, 5748-1988, as amended from time to time; as well as any additional administrative proceeding whereby, by law (and subject to that law) an indemnity may be granted in respect of payments related thereto or expenses incurred in connection therewith; and,

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if, and to the extent, provided in the company’s articles of association:

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

In May 2010, we adopted the 2010 Plan, an option plan for employees and senior officers, and as part of the acquisition of CollPlant Ltd., all of the options under the Employee Share Ownership and Option Plan (2004) of CollPlant Ltd. were substituted with and assumed by options under our 2010 Plan, while any restriction periods under Sections 102(b)(2) and 102(b)(3) of the Israeli Income Tax Ordinance, or the Ordinance, were calculated as of their original grant date. On March 26, 2020, our board of directors, in accordance with the compensation committee’s recommendation, extended the 2010 Plan for an additional ten (10) years period, until May 2030. The 2010 Plan allows us to grant options to purchase our ordinary shares to our officers, employees, and consultants. The 2010 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. As of March 15, 2023, our employees, officers, directors and consultants hold an aggregate of options to purchase 1,844,652 ordinary shares, NIS 1.50 par value, under the 2010 Plan. Since 2008 and until March 15, 2023, options to purchase an aggregate of 203,348 ordinary shares had been exercised and transferred to the beneficial holders. The 2010 Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance, or the Ordinance, mainly Sections 102 and 3(i), which affords certain tax advantages to Israeli employees, officers, and directors that are granted options in accordance with its terms. Section 102 of the Ordinance allows employees, directors, and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Sections 102(b)(2) and 102(b)(3) of the Ordinance, which provide the most favorable tax treatment for grantees, permit the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director, or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, our ability to deduct an expense with respect to the issuance of the options or shares might be limited. Section 3(i) of the Ordinance does not provide for similar tax benefits.

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

The option exercise price is determined by the board of directors, and with respect to grants to a director or officer, by the compensation committee prior to the board of directors, and is specified in each option award agreement. In general, and according to our compensation policy, the option exercise price is the market value of the shares on the date of grant in accordance with our ordinary share market value traded on the Nasdaq Global Market.

Awards under the 2010 Plan may be granted until 2030, 10 years from the date on which the 2010 Plan was extended by our board of directors.

Options granted under the 2010 Plan generally vest over four years commencing on the date of grant such that 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months , unless otherwise provided in a specific allocation agreement.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2023 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 15, 2023. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned**
Senior Management and Directors
Dr. Roger Pomerantz (1)	144,704	1.3%
Abraham Havron (2)	20,000	*
Dr. Gili Hart (3)	26,000	*
Dr. Elan Penn (3)	26,000	*
Joseph Zarzewsky (4)	26,000	*
Hugh Evans (5)	409,554	3.6%
Alisa Lask (6)	11,750	*
Yehiel Tal (7)	278,808	2.4%
Eran Rotem (8)	130,236	1.1%
Oded Shoseyov (9)	184,877	1.6%
Philippe Bensimon (10)	65,813	*
Ilana Belzer (11)	68,229	*
Hadas Dreiher Horowitz (12)	19,688	*
Michal Roytman (13)	15,250	*
Elana Gazal (14)	-	-
All senior management and directors as a group (15) persons)	1,426,909	11.56%

More than 5% Shareholders
Ami Sagy (15)	2,247,086	19.3%
Loewenbaum Group (16)	1,119,822	9.84%
Roumell Asset Management, LLC (17)	605,437	5.32%

*	Less than 1%

**	Based on 11,385,041 ordinary shares outstanding

(1)	Consists of (i) options to purchase 132,204 ordinary shares NIS 1.50 par value at an exercise price of $11.06 per share and expiring on February 6, 2026 and (ii) options to purchase 12,500 ordinary shares at an exercise price of $9.22 per share and expiring on May 2, 2032. Does not include options to purchase 68,009 ordinary shares, that vest in more than 60 days of March 15, 2023.

(2)	Consists of (i) options to purchase 4,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2025, (ii) options to purchase 5,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026 (iii) options to purchase 5,000 ordinary shares at an exercise price of $9.12 per share and expiring on August 27, 2030. and (iv) options to purchase 6,000 ordinary shares at an exercise price of $9.22 per share and expiring on May 2, 2032. Does not include options to purchase 521,000 ordinary shares, that vest in more than 60 days of March 15, 2023.

(3)	Consists of (i) options to purchase 10,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2025, (ii) options to purchase 5,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026 (iii) options to purchase 5,000 ordinary shares at an exercise price of $9.12 per share and expiring on August 27, 2030, and (iv) options to purchase 6,000 ordinary shares at an exercise price of $9.22 per share and expiring on May 2, 2032. Does not include options to purchase 21,000 ordinary shares, that vest in more than 60 days of March 15, 2023.

(4)	Consists of (i) options to purchase 15,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on December 31, 2026 and (ii) options to purchase 5,000 ordinary shares NIS 1.50 par value at an exercise price of $9.12 per share and expiring on August 27, 2030, and (iii) options to purchase 6,000 ordinary shares at an exercise price of $9.22 per share and expiring on May 2, 2032. Does not include options to purchase 21,000 ordinary shares, that vest in more than 60 days of March 15, 2023.

(5)	Consists of (i) 377,429 ordinary shares and (ii) options to purchase 10,063 ordinary shares NIS 1.50 par value at an exercise price of $15.2 per share and expiring on August 4, 2031, and (iii) options to purchase 6,000 ordinary shares at an exercise price of $9.22 per share and expiring on May 2, 2032. Does not include options to purchase 30,938 ordinary shares, that vest in more than 60 days of March 15, 2023.

(6)	Consists of options to purchase 11,750 ordinary shares at an exercise price of $9.22 per share and expiring on May 2, 2032. Does not include options to purchase 35,250 ordinary shares, that vest in more than 60 days of March 15, 2023.

(7)	Consists of (i) 30,117 ordinary shares, (ii) options to purchase 1,020 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2023, (iii) options to purchase 37,800 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on July 31, 2025, (iv) options to purchase 75,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on January 14, 2025, (v) options to purchase 54,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, and (vi) options to purchase 55,870 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030, and (vii) options to purchase 25,000 ordinary shares at an exercise price of $9.22 per share and expiring on May 2, 2032. Does not include options to purchase 100,396 ordinary shares, that vest in more than 60 days of March 15, 2023.

(8)	Consists of (i) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (ii) options to purchase 45,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, (iii) options to purchase 15,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (iv) options to purchase 36,236 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030, and (v) options to purchase 25,000 ordinary shares at an exercise price of $9.22 per share and expiring on January 27, 2032. Does not include options to purchase 71,471ordinary shares, that vest in more than 60 days of March 15, 2023.

(9)	Consists of (i) 63,734 ordinary shares, (ii) options to purchase 727 ordinary shares at an exercise price of $4.02 per share and expiring on May 3, 2023, (iii) options to purchase 66,666 ordinary shares at an exercise price of $4.02 per share and expiring on July 31, 2025, (iv) options to purchase 20,000 ordinary shares at an exercise price of $4.02 per share and expiring on December 26, 2024, (v) options to purchase 20,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, and (iv) options to purchase 13,750 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030. Does not include options to purchase 6,250 ordinary shares, that vest in more than 60 days of March 15, 2023.

(10)	Consists of (i) options to purchase 2,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 3, 2023, (ii) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (iii) options to purchase 15,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, (iv) options to purchase 16,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (v) options to purchase 14,438 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030, and (vi) options to purchase 9,375 ordinary shares at an exercise price of $9.22 per share and expiring on January 27, 2032. Does not include options to purchase 27,188 ordinary shares, that vest in more than 60 days of March 15, 2023.

(11)	Consists of (i) options to purchase 4,667 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on August 31, 2025, (ii) options to purchase 15,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, (iii) options to purchase 22,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (iv) options to purchase 17,188 ordinary shares at an exercise price of $10.08 per share and expiring on May 26, 2030, and (vii) options to purchase 9,375 ordinary shares at an exercise price of $9.22 per share and expiring on January 27, 2032. Does not include options to purchase 28,438 ordinary shares, that vest in more than 60 days of March 15, 2023.

(12)	Consists of (i) options to purchase 15,000 ordinary shares exercisable at an exercise price of $12.78 per share and expiring on March 25, 2031 and (ii) options to purchase 4,688 ordinary shares at an exercise price of $9.22 per share and expiring on January 27, 2032. Does not include options to purchase 25,313 ordinary shares, that vest in more than 60 days of March 15, 2023.

(13)

Consists of (i) options to purchase 2,750 ordinary shares exercisable at an exercise price of $5.07 per share and expiring on January 30, 2026, (ii) options to purchase 3,438 ordinary shares exercisable at an exercise price of $10.08 per share and expiring on May 26, 2030, (iii) options to purchase 2,813 ordinary shares exercisable at an exercise price of $13.08 per share and expiring on January 13, 2031, and (iv) options to purchase 6,250 ordinary shares at an exercise price of $9.22 per share and expiring on January 27, 2032. Does not include options to purchase 17,500 ordinary shares, that vest in more than 60 days of March 15, 2023.

(14)	Does not include options to purchase 50,000 ordinary shares, that vest in more than 60 days of March 15, 2023.

(15)	Consists of (i) 1,997,086 ordinary shares, and (ii) 250,000 warrants to purchase 250,000 ordinary shares exercisable at an exercise price of $4.00 per share and expiring on February 17, 2024.

(16)	Based on information contained in a Schedule 13G filed with the SEC on January 25, 2023 by George Walter Loewenbaum, Lillian S. Loewenbaum, Elizabeth S. Loewenbaum, , Lillian S. Loewenbaum Grantor Retained Annuity Trust I, Lillian S. Loewenbaum Grantor Retained Annuity Trust V, Lillian S. Loewenbaum Grantor Retained Annuity Trust VI, The Loewenbaum 1992 Trust, and The Waterproof Partnership, Ltd. Consists of (i) 895,506 ordinary shares underlying shares held by George Walter Loewenbaum, (ii) 50,106 ordinary shares held by Lillian S. Loewenbaum, (iii) 20,688 ordinary shares held by the Elizabeth S. Loewenbaum, (iv) 22,805 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust I, (v) 20,000 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust V, (vi) 30,000 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust VI, (vii) 49,510 ordinary shares held by The Loewenbaum 1992 Trust, and (viii) 31,207 ordinary shares held by The Waterproof Partnership, Ltd.

(17)	Based on information contained in a Schedule 13G filed with the SEC on February 13, 2023 by Roumell Asset Management, LLC. Consists of 605,437 ordinary shares held by Roumell Asset Management, LLC (“RAM”). These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the “Fund”). James C. Roumell Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

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

Agreement with Our Subsidiary

The Company has contracted CollPlant Ltd., the Company’s wholly owned subsidiary, for its management and administrative services, for which CollPlant Ltd. pays the Company NIS 400,000 on a monthly basis.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market, and began trading at the open of market on June 4, 2021. At such time, our former securities ADSs were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Prior to that, our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, on the OTCQB from May 26, 2017 to January 30, 2018 and on the Nasdaq Capital Market from January 31, 2018 to June 3, 2018 under the symbol “CLGN”. In 2018, we delisted our ordinary shares from trading on the Tel Aviv Stock Exchange, or TASE, and the last date of trading of our ordinary shares on the TASE was on October 29, 2018.

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

Registration Rights Agreement Relating to our 2019 Financing Agreement

Concurrently with the execution of a financing agreements entered into in 2019 with Ami Sagy and certain U.S. Investors, or the 2019 Financing, we entered into registration rights agreements, or the Registration Rights Agreements, with each of Ami Sagy and the U.S. Investors. Pursuant to the Registration Rights Agreements, we granted one demand registration right to each of Mr. Sagy and the U.S. Investors, which expired in October 2021. In addition, we granted to each of Mr. Sagy and the U.S. Investors F-3 shelf registration rights, pursuant to which Mr. Sagy and the U.S. Investors can demand the filing of a shelf registration statement or a public offering under such shelf registration statement, but not more than twice during any 12-month period. We also granted to Mr. Sagy and the U.S. Investors certain piggyback registration rights.  All registration rights granted relate to ordinary shares held by Mr. Sagy and the U.S. Investors as well as the ordinary shares to be issued upon exercise of any warrants issued to Mr. Sagy and the U.S. Investors in the 2019 Financing.

As part of the Registration Rights Agreements, we granted customary indemnification rights pursuant to which we undertook to indemnify Mr. Sagy and the U.S. Investors, as the case may be, from and against all Losses (as such term is defined in the Registration Rights Agreements) arising out of or relating to any untrue or alleged untrue statement or omission or alleged omission of a material fact contained in a registration statement and violations of securities laws in connection with the Registration Rights Agreements. Moreover, Mr. Sagy and the U.S. Investors undertook to indemnify us, severally and not jointly, from and against all Losses arising out of or relating to any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in any registration statement, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by Mr. Sagy or the U.S. Investors, as the case may be.

We further undertook to bear all fees and expenses incident to the performance of or compliance with the Registration Rights Agreements, whether or not any registerable securities are sold pursuant to a registration statement. This will include all registration and filing fees, printing expenses, communication and delivery expenses, fees and disbursements of counsel for the Company, Securities Act liability insurance (should we desire such insurance), and the fees and expenses of all other persons retained by us in connection with the consummation of the Registration Rights Agreements.

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

Material U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to an investment in our ordinary shares. This summary deals only with ordinary shares that are held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and does not address tax considerations of holders that may be subject to special tax rules, including, but not limited to, dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or residents of the United States, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons holding ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction, or a straddle, persons that mark their securities to market for U.S. federal income tax purposes, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders (as defined below) who own, directly, indirectly, or constructively, 10% or more of our outstanding stock, by vote or value. The summary set forth below relating to U.S. holders is applicable only to such U.S. holders (i) who are residents of the United States for purposes of the U.S.-Israel Tax Treaty, (ii) whose ordinary shares are not, for purposes of the U.S.-Israel Tax Treaty, effectively connected with or attributable to a permanent establishment in Israel, and (iii) who otherwise qualify for the full benefits of the U.S.-Israel Tax Treaty. The discussion below is based upon the Code, final, temporary and proposed Treasury regulations promulgated thereunder, applicable administrative rulings and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date of this Annual Report on Form 20-F and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local, or non-U.S. tax laws. Furthermore, we will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares and can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or will be sustained in a court if challenged.

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

Distributions on Ordinary Shares

As noted above, we currently do not expect to pay cash dividends on our ordinary shares in the foreseeable future. Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” U.S. holders are required to include in gross income the amount of any distribution paid on ordinary shares to the extent the distribution is paid out of our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. holder’s tax basis for our ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. holders should expect that the entire amount of any distribution (without reduction for any Israeli tax withheld from such distribution) generally will be reported as dividend income when actually or constructively received. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. holders. A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the Nasdaq Global Market). In addition, a non-corporate U.S. holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if (a) such U.S. holder has not held our ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. holder has diminished its risk of loss with respect to ordinary shares (for example, by holding an option to sell our ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. holder or withheld from a U.S. holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

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

U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2022, we do not expect to be a PFIC for our 2022 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2022 and will not be a PFIC in 2023 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

If we are a PFIC for any taxable year during which you hold our ordinary shares and our non-United States subsidiary is also a PFIC (the non-United States subsidiary in such a case, the “lower-tier PFIC”),, a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules and a disposition by us of the shares of the lower-tier PFIC or receipt by us of a distribution from the lower-tier PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. holder, subject to taxation under the PFIC rules even though the U.S. holder does not receive any proceeds from those dispositions or distributions. There can be no assurance that a U.S. holder will be able to make a “QEF” election with respect to the lower-tier PFIC. U.S. holders are urged to consult their tax advisors about the application of the PFIC rules to our non-United States subsidiary.

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

Foreign Asset Reporting

Certain U.S. holders who are individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions. For example, certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) are generally required to file IRS Form 8938 with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Failure to file IRS Form 8938 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close until three years after the date on which the required information is filed. In addition, a U.S. holder should consider the possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, as a result of holding ordinary shares. U.S. holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ordinary shares.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. income or withholding tax on the payment of dividends on and the proceeds from the disposition of ordinary shares.

A non-U.S. holder may be subject to U.S. federal income tax on dividends received on ordinary shares or upon the receipt of income from the disposition of ordinary shares if: (i) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an applicable income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business of the non-U.S. holder in the United States; (ii) with respect to a U.S. holder that is an individual, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax laws applicable to certain former citizens or residents of the United States.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our management, with the participation of our Chief Executive Officer and Deputy CEO & Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2022, our internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

The following table provides information regarding fees paid by us to Kost Forer Gabbay and Kasierer and/or other member firms of Ernst and Young Global and to Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2022 and 2021:

for all services, including audit services, for the years ended December 31, 2022 and 2021:

	2022	2021
(USD in thousands)
Audit fees (1)	230	237
Tax fees(2)	12	12
All other fees	54	11
Total	296	260

(1)	The audit fees for the years ended December 31, 2022 and 2021 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2022 and 2021 were for services related to tax advice, including assistance with tax audit.

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

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original). (included as Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2021, and incorporate herein by reference)

2.1*	Description of Securities Registered under Section 12.

2.2	Form of Deposit Agreement by and between the Company and Bank of New York Mellon (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference).

2.3	Specimen ADR Certificate (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference)

4.1	Form of Letter of Exemption and Form of Letter of Indemnification (unofficial English translation from Hebrew original) (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.2†	Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.3#	Employee Share Ownership and Option Plan (2010) (included as Exhibit 99.4 to our to our Report on Form 6-K filed with the Securities and Exchange Commission on April 7, 2020, and incorporated herein by reference)

4.4#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.5#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.6	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.7	Form of Warrant to be issued by the Company to Alpha Capital Anstalt in the third closing under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.13 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.8	Form of Pre-Funded Warrant issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.14 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.9	Form of Side Agreement between the Company and Alpha Capital Anstalt (included as Exhibit 10.15 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

4.10	Registration Rights Agreement dated as of October 26, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.11 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.11	Warrant dated March 7, 2018 issued to Meitav Dash Provident Funds and Pension Ltd. in the third closing under the Securities Purchase Agreement dated as of November 8, 2017 between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.18 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.12	Side Agreement between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.19 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.13	Warrant dated March 7, 2018 issued to Ami Sagy in the third closing under the Securities Purchase Agreement dated as of November 9, 2017 between the Company and Ami Sagy and Pension Ltd. (included as Exhibit 4.21 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.14	Side Agreement between the Company and Ami Sagy (included as Exhibit 4.22 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

4.15†	Rental Agreement, dated November 15, 2018, as amended (unofficial English translation from Hebrew original) (included as Exhibit 4.24 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.16	Form of Price Protection Agreement between the Company and Amy Sagy (included as Exhibit 4.26 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.17	Form of Price Protection Agreement between the Company and U.S. Investors (included as Exhibit 4.27 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.18	Form of Registration Rights Agreement (included as Exhibit 4.28 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.19	Form of Warrant issued by the Company to Amy Sagy and U.S. Investors pursuant to the Convertible Loan Agreement (included as Exhibit 4.29 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2020, and incorporated herein by reference).

4.20	Form of Securities Purchase Agreement dated as of February 11, 2021 by and between the Company and the Purchasers named therein (included as Exhibit 10.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on February 17, 2021, and incorporated herein by reference).

8.1	Subsidiaries of the Company (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.

101	The following financial information from CollPlant Biotechnologies Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language (IXBRL): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: March 29, 2023	By:	/s/ Eran Rotem
Eran Rotem
Deputy CEO and Chief Financial Officer

COLLPLANT BIOTECHNOLOGIES LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CollPlant Biotechnologies Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2020.

Tel-Aviv, Israel

March 29, 2023

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$29,653	$13,148
Short term cash deposits	-	30,151
Restricted deposit	23	13
Trade receivables	9	270
Other accounts receivable and prepaid expenses	543	424
Inventories	1,430	1,081
Total current assets	31,658	45,087
Non-current assets:
Restricted deposit	188	213
Operating lease right-of-use assets	2,711	2,953
Property and equipment, net	2,966	2,728
Intangible assets, net	245	243
Total non-current assets	6,110	6,137
Total assets	$37,768	$51,224

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2022	2021
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,133	$1,034
Operating lease liabilities	529	519
Deferred revenues	-	32
Accrued liabilities and other	1,443	1,429
Total current liabilities	3,105	3,014
Non-current liabilities:
Operating lease liabilities	2,382	3,089
Total non-current liabilities	2,382	3,089
Total liabilities	5,487	6,103

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2022 and December 31, 2021; issued and outstanding: 11,186,481 and 10,772,024 ordinary shares as of December 31, 2022 and December 31, 2021, respectively	4,873	4,664
Additional paid in capital	118,099	114,223
Currency translation differences	(969)	(969)
Accumulated deficit	(89,722)	(72,797)
Total shareholders’ equity	32,281	45,121
Total liabilities and shareholders’ equity	$37,768	$51,224

The accompanying notes are an integral part of the consolidated financial statements

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2022	2021	2020
Revenues	$299	$15,641	$6,137
Cost of revenues	400	2,005	3,002
Gross Profit (loss)	(101)	13,636	3,135

Operating expenses:
Research and development	10,255	7,631	4,065
General, administrative and marketing	6,741	5,940	4,669
Total operating income (loss)	(17,097)	65	(5,599)
Financial income (expenses), net	172	172	(175)
Net income (loss)	$(16,925)	$237	$(5,774)
Basic net income (loss) per ordinary share	(1.53)	0.02	(0.84)
Diluted net income (loss) per ordinary share	(1.53)	0.02	(0.84)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	11,033,310	9,968,972	6,886,955
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	11,033,310	11,966,788	6,886,955

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional	Accumulated other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amounts	capital	income (loss)	deficit	Total
BALANCE AT DECEMBER 31, 2019	5,670,829	$2,368	$69,949	$(969)	$(67,260)	$4,088
Issuance of ordinary shares and warrants, net of issuance costs of $50	445,000	195	4,205	-	-	4,400
Conversion of prepaid warrants to ordinary shares	811,085	355	(355)	-	-	-
Exercise of options	21,495	9	80	-	-	89
Shares issued for services	15,429	6	63			69
Share-based compensation	-	-	1,605	-	-	1,605
Net loss	-	-	-	-	(5,774)	(5,774)
BALANCE AT DECEMBER 31, 2020	6,963,838	$2,933	$75,547	$(969)	$(73,034)	$4,477
Issuance of ordinary shares and warrants, net of issuance costs of $3,205	2,250,000	1,035	31,758	-	-	32,793
Exercise of warrants, net of issuance costs of $51	1,442,149	665	5,053	-	-	5,718
Exercise of options	66,037	31	268	-	-	299
Share-based compensation	-	-	1,597	-	-	1,597
Net income	-	-	-	-	237	237
BALANCE AT DECEMBER 31, 2021	10,722,024	4,664	114,223	(969)	(72,797)	45,121
Exercise of warrants	425,000	191	1,509	-	-	1,700
Exercise of options	39,457	18	156	-	-	174
Share-based compensation	-	-	2,211	-	-	2,211
Net Loss	-	-	-	-	(16,925)	(16,925)
BALANCE AT DECEMBER 31, 2022	11,186,481	4,873	118,099	(969)	(89,722)	32,281

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$(16,925)	$237	$(5,774)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,076	773	660
Interest from Short term deposits	(87)	(151)	-
Share-based compensation to employees and consultants	2,174	1,597	1,674
Exchange differences on cash and cash equivalents	608	(143)	(60)
Financial income related to financial instruments	-	(28)	(40)

Changes in assets and liabilities:
Decrease (increase) in trade receivables	261	560	(751)
Decrease (increase) in inventories	(312)	181	(374)
Decrease (increase) in other receivables	(119)	(185)	31
Decrease in operating right of use assets	461	400	442
Increase (decrease) in trade payables	99	236	(35)
Decrease in lease liabilities	(916)	(337)	(229)
Increase (decrease) in accrued liabilities and other payables	14	(464)	740
Decrease in deferred revenues	(32)	(175)	(735)
Net cash provided by (used in) operating activities	(13,698)	2,501	(4,451)
Cash flows from investing activities:
Capitalization of intangible assets	(42)	(161)	(82)
Purchase of property and equipment	(1,274)	(1,428)	(437)
Repayment of a short term deposits	50,238	-	-
Investment in short term deposits	(20,000)	(30,000)	-
Proceeds from sale of property and equipment	-	33	-
Net cash provided by (used in) investing activities	28,922	(31,556)	(519)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	-	32,743	4,400
Loan repaid	-	-	(24)
Exercise of options and warrants into shares	1,874	6,017	89
Net cash provided by financing activities	1,874	38,760	4,465
Exchange differences on cash and cash equivalents and restricted deposits	(608)	143	60
Net increase (decrease) in cash and cash equivalents and restricted deposits	16,490	9,848	(445)
Cash and cash equivalents and restricted deposits at the beginning of the year	13,374	3,526	3,971

Cash and cash equivalents and restricted deposits at the end of the year	$29,864	$13,374	$3,526

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2022	2021	2020
Supplemental discloser of non-cash activities:

Conversion of pre-paid warrants to ordinary shares	-	-	355
Right of use assets recognized with corresponding lease liabilities	219	557	23
Classification of issuance costs liability to equity	-	50	-
Capitalization of Share-based compensation to inventory	37	-	-

Supplemental discloser of cash activities:

Cash paid during the year for taxes	31	-	-

Reconciliation of Cash, cash equivalents and restricted cash at the end of the year
Cash and cash equivalents	29,653	13,148	3,333
Restricted deposits short term	23	13	12
Restricted deposits long term	188	213	181
Total cash and cash equivalents and restricted deposits	$29,864	$13,374	$3,526

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

The Company’s revenues include income from business collaborators and from sales of (i) the BioInk product for the development of 3D bioprinting of organs and tissues, (ii) sales of rhCollagen for the medical aesthetics market, and  (iii) sales in Europe of the products for tendinopathy and wound healing.

The Company operates mainly through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Biotechnologies Ltd. and CollPlant Ltd. will be referred to hereinafter as “the Company” and “CollPlant”, respectively). In November 2021 CollPlant Ltd established CollPlant Inc., a wholly owned subsidiary in the United States. As of December 31, 2022, CollPlant Inc has not commenced operation.

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

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. Actual results may differ from those estimates.

c.	Functional currency

The functional currency is the currency that best reflects the economic environment in which the Company and its subsidiaries operates and conducts their transactions. Most of the Company’s financing activity, cash flows, costs and expenses are incurred in U.S. dollar. Base on the Company’s management assessment the functional currency of the Company is the U.S. dollar.

Transactions and balances that are denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with principles set forth in Accounting Standard Codification (“ASC”) Topic 830, Foreign Currency Matters (“ASC 830”). In accordance with ASC 830, monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets denominated in foreign currencies are measured using historical exchange rates. Gains and losses resulting from remeasurement are reflected in the statements of comprehensive income (loss) as financial income or expenses, as appropriate.

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

g.	Short-term bank deposits

Short-term bank deposits are deposits with an original maturity of more than three months and less than a year from the date of investment and which do not meet the definition of cash equivalents.

h.	Restricted deposits

The Company’s considers as restricted deposits long term and short term collaterals related to the Company’s lease contracts and credit card.

i.	Trade receivables

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

Inventory costing is based on the moving average cost method. In the case of purchased goods and work in process, costs include raw materials, direct labor, share based compensation and other direct costs and fixed production overheads (based on the normal operating capacity of the production facilities).

Net realizable value is the estimated selling price in the ordinary course of business, less attributable selling expenses.

k.	Leases

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

l.	Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation.

2)	The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The depreciation period is as follows:

Years

Laboratory equipment	5
Greenhouse equipment*	4 - 10
Computer equipment	3
Office furniture	17
Leasehold improvements	**
Electronic equipment	7
Vehicles	7

*	Greenhouse equipment - agricultural equipment used in the tobacco production greenhouse.

**	Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or useful economic life.

m.	Impairment of long-lived assets

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

For the three years ended December 31, 2022, the Company did not recognize an impairment loss for its long-lived assets.

n.	Intangible assets

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Share-based compensation

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

The Company elected to account for forfeitures as they occur.

p.	Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. All costs associated with research and developments are expensed as incurred.

Grants received from Israel Innovation Authority (hereafter - “IIA”), are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant was deducted from the research and development expenses as the applicable costs are incurred, and presented in research and development expenses, net. See Note 7.

For the years ended December 31, 2022, 2021 and 2020 the Company did not receive any grants.

q.	Revenue recognition

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

The goods are products based on the Company’s rhCollagen, and include the BioInk product for the development of 3D bioprinting of organs and tissues and the medical aesthetics and products for tendinopathy and wound healing. The Company recognizes revenues from selling goods at a point in time when control over the product is transferred to customers .

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

On February 5, 2021, the Company signed a Development, Exclusivity and Option Products Agreement (“the Development Agreement”), with AbbVie, pursuant to which the Company and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using the Company’s rhCollagen technology and AbbVie’s technology (see also Note 7).

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

For the year ended December 31, 2022 the Company did not reach any millstones and therefore did not recognize revenues relating to the Development Agreement.

Sales-based royalties are not included in the transaction price. Rather, they are recognized as incurred, due to the specific exception of ASC 606 for sales-based royalties in licensing of intellectual properties.

r.	Income taxes

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

Basic income (loss) per share is computed on the basis of the net income (loss), for the period divided by the weighted average number of ordinary shares and prepaid warrants outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted income (loss) per share does not include options and warrants exercisable into 2,558,164, 1,590,346 and 4,008,007 shares for the years ended December 31, 2022, 2021 and 2020, respectively, because the effect would be anti-dilutive.

t.	Fair value measurement

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

As of December 31, 2022 and 2021, the company has no financial instruments measured at fair value.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

u.	Newly issued and recently adopted accounting pronouncements:

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted for fiscal years beginning after December 15, 2020. The adoption of this ASU did not have a material impact on the financial statements.

Newly issued and not yet adopted accounting pronouncements:

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the consolidated financial statements as a result of their future adoption

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - PROPERTY AND EQUIPMENT

	December 31
	2022	2021
Cost:
Laboratory equipment	$3,164	$2,765
Greenhouse equipment	751	713
Computer equipment	225	167
Office furniture	300	216
Leasehold improvements	3,310	2,629
Electronic equipment	6	-
Vehicles	251	251
	8,007	6,741
Less:
Accumulated depreciation	(5,041)	(4,013)
Property and Equipment, net	$2,966	$2,728

Depreciation expense totaled $1,036, $773 and $660 for the years ended December 31, 2022, 2021 and 2020, respectively.

During the year ended December 31, 2022 and 2021, the Company disposed of property and equipment in the net amount of $7 and $33, respectively. In the year ended December 31, 2020 there was no disposal of property and equipment booked to the Company’s financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - INVENTORIES

a.	Inventories on December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Work in progress	$881	$693
Finished goods	549	388
	$1,430	$1,081

b.	The Company recorded inventories write-downs of $296, $367 and $55 for the years ended December 31, 2022, 2021 and 2020, respectively that were recorded as part of cost of revenues.

NOTE 5 - OPERATING LEASES

The Company’s leases include offices for its facilities and car leases, which are all classified as operating leases. The car leases are generally for three years period and the payments are linked to the Israeli CPI.

As collateral for the office and lease agreement, a restricted deposit was pledged in favor of the property owner. The balance of the restricted deposit as of December 31, 2022 amounted to $188. The deposit is classified as a non-current asset.

To secure the terms of the car lease agreements, the Company has made certain prepayments to the leasing company, representing approximately three months of lease payments.

Operating leases cost for rental space and vehicles for the years ended December 31, 2022 and 2021 totaled $645 and $646, respectively.

The operating lease costs include variable lease payments of $24 in 2022 and $12 in 2021.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - OPERATING LEASES (continued)

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2022	2021
Operating cash flows from operating leases	$770	$702

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2022	2021
Operating Leases
Operating lease right-of-use assets	$2,711	$2,953

Current lease liabilities	$529	$519
Non-current lease liabilities	2,382	3,089
Total lease liabilities	$2,911	$3,608

Weighted Average Remaining Lease Term
Operating leases	5.7 years	6.7 years

Weighted Average Discount Rate
Operating leases	7.13%	7.33%

As of December 31, 2022, the maturities of lease liabilities were as follows:

Operating leases
Year ending December 31,
2023	$709
2024	604
2025	550
2026	524
2027 and thereafter	1,143
Total undiscounted lease payments	3,530
Less - imputed interests	(619)
Present value of lease liabilities	2,911

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - COMMITMENTS

Commitment to pay royalties to the government of Israel

The Company received grants from the IIA for research and development funding until the year 2019, and therefore is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”, formerly known as the Law for the Encouragement of Research and Development in Industry). Under the Innovation Law royalties of 3% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA. Such commitment is up to the amount of grants received (dollar linked), plus interest at annual rate based on LIBOR. Pursuant to the Innovation Law there are restrictions regarding intellectual property and manufacturing outside of Israel, unless approval is received, and additional payments are made to the IIA.

The Company did not apply for grants from the IIA since 2019. For the years ended December 31, 2022, 2021 and 2020, the Company recorded royalties expenses of $9, $468 and $795, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of comprehensive income (loss) as a component of cost of revenue.

The total gross amount of grants actually received by us from the IIA as of December 31, 2022 totaled approximately $10.1 million. As of December 31, 2022, we paid royalties to the IIA in the total amount of $2.8 million.

As of December 31, 2022, the maximum total royalty amount payable by the Company under IIA funding arrangement is approximately $7,314 (without interest).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 – DEVELOPMENT , EXCLUSIVITY AND OPTION PRODUCTS AGREEMENTS

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

NOTE 7 - LICENSE DEVELOPMENT AND COMMERCIALIZATION AGREEMENTS (continued)

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

2)	Changes in share capital:

a)

In 2020 Alpha converted the remaining of the prepaid warrants and converted a pre-paid warrant to purchase 811,085 ordinary shares into 811,085 ordinary shares.

During January-April 2021, Alpha exercised 992,149 warrants into 992,149 ADS in return of $3,969.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

b)	On September 10, 2018, the Company signed a one year service agreement with a service provider according to which in return to its services the Company will pay a monthly retainer and issue a total of 12,000 restricted ADSs (12,000 ordinary shares) in 3 tranches of 4,000 ADSs (4,000 ordinary shares) each: (i) following the execution of the agreement, (ii) February 1, 2019, and (iii) June 1, 2019. If the agreement was cancelled prior to the issuance date the share balance would not be owed. The first tranche was completed on December 19, 2018. The second and third tranches were completed on January 10, 2020.

c)	On August 30, 2019, the Company entered into an agreement with Ami Sagy and certain U.S. investors for the issuance of shares and warrants in a form of a convertible loan agreements in the total amount of $6,500, as follows: (i) a convertible loan agreement with Ami Sagy, its largest shareholder (the “Sagy Agreement”), pursuant to which Mr. Sagy will provide a convertible loan to the Company in an amount of $3,000 in two tranches, and (ii) a convertible loan agreement with certain U.S. investors (the “U.S. Agreement”, and, together with the Sagy Agreement, the “Agreements”), pursuant to which such U.S. investors (the “U.S. Investors”) provided a loan to the Company in an amount of $3,500 in one tranche.

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

In 2021, one of the U.S investors exercised 450,000 warrants into 450,000 ordinary shares ADS in return of $1,800.

In 2022, three U.S investors exercised 425,000 warrants into 425,000 ordinary shares in return of $1,700.

d)	On February 14, 2020, the Company entered into a Securities Purchase Agreement with several accredited U.S. investors, pursuant to which the Company issued on March 6, 2020, in a private placement, 445,000 ordinary shares for an aggregate purchase price of $4,450.

e)

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

a.	Option granted to employees and directors

In the years ended December 31, 2022, 2021 and 2020, the Company granted options as follows (amounts presented reflect the number of shares issued if the options will be exercised):

	Year ended December 31, 2022
	Award amount	Exercise price range	Vesting period	Expiration
Employees	529,000	$5.33-9.22	4 years	10 years
Directors	217,000	$9.22	4 years	10 years

	Year ended December 31, 2021
	Award amount	Exercise price range	Vesting period	Expiration
Employees	96,500	$12.78-20.7	4 years	10 years
Directors	23,000	$15.2	4 years	10 years

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

The fair value of options granted to employees on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Year ended December 31,
	2022	2021	2020
Value of one ordinary share	$5.03-9.22	$11.9-20.37	$7.86-10.5
Dividend yield	0%	0%	0%
Expected volatility	67.95-72.27%	65.36-66.49%	66.12-66.41%
Risk-free interest rate	0.39-3.03%	0.64-1.37%	0.45-0.52%
Expected term	6.11 years	6.11 years	6.11 years

The fair value of options granted during 2022, 2021 and 2020 was $3,970, 1,094 and $2,952 respectively.

The total unrecognized compensation cost of employee options at December 31, 2022 is $2,637, which is expected to be recognized over a weighted average period of 1.8 year.

A summary of options data for the years ended December 31, 2022, 2021 and 2020, is as follows:

	Year ended December 31,
	2022	2021	2020
Weighted-average grant date fair value of options granted, per option	$5.32	9.16	5.76
Total intrinsic value of the options exercised	221	869	82
Total fair value of options vested	2,802	3,356	1,937

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

	2022
	Number of options	Weighted average exercise price	weighted average remaining contractual term (in years)	aggregate intrinsic value
Options outstanding at the beginning of the year	1,220,694	$7.71	5.84	$7,445
Granted	746,000	8.54
Exercised	(39,457)	4.42
Expired	(3,438)	10.39
Forfeited	(55,050)	11.48
Options outstanding at the end of the year	1,868,749	7.85	6.81	14,818
Options exercisable at the end of the year	914,373	$6.79	4.34	$6,209

b.	Option granted to non-employees

The following table summarizes the number of options granted to non-employees under the Option Plan for the years ended December 31, 2022, 2021 and 2020, and related information. Amounts presented reflect the number of shares issued if the options will be exercised:

	2022
	Number of options	Weighted average exercise price	weighted average remaining contractual term (in years)	aggregate intrinsic value
Options outstanding at the beginning of the year	15,416	$16.04	2.54	314
Options outstanding at the end of the year	15,416	$16.04	1.79	202
Options exercisable at the end of the year	9,766	$8.47	1.52	65

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - SHARE CAPITAL (continued)

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2022:

December 31, 2022
Options outstanding			Options exercisable
Exercise prices *	Number of options outstanding at end of year	Weighted average remaining contractual Life	Number of options exercisable at end of year	Weighted average remaining contractual life
$25.58	6,666	2.38	1,329	2.38
6.25	5,000	2.33	5,000	2.33
15.2	23,000	8.41	8,625	8.41
13.08	31,375	7.56	14,777	7.02
12.78	30,000	8.24	13,125	8.24
11.06	162,713	7.11	111,865	7.11
10.08	286,198	7.19	183,303	7.06
9.12	32,000	7.66	18,000	7.66
5.07	188,625	3.04	175,277	3.04
4.02	396,588	2.22	392,838	2.2
9.22	591,000	9.22	-	-
$5.33	131,000	9.92	-	-
	1,884,165		924,139

*	In U.S. dollars per Ordinary Share.

c.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2022	2021	2020
Cost of revenues	$22	$78	$66
Research and development expenses	565	525	464
General, administrative and marketing expenses	1,587	1,017	1,075
	$2,174	$1,620	$1,605

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - INCOME TAX

The Company and its Israeli subsidiary are taxed under Israel tax laws:

A.	Tax rates

After the Company consummates its Net Operating Losses, the corporate tax rate applicable for the years 2020-2022, is 23%.

B.	Tax assessments

The Company and its subsidiary have tax assessments that are considered to be final through tax year 2017.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2022, CollPlant Biotechnologies Ltd. and CollPlant Ltd had approximately $21,075, and $66,339, respectively, of net carried forward tax losses which are available to be offset against future taxable income in future with no limited period of use.

D.	Deferred income taxes

	2022	2021
Deferred tax assets
Net operating loss carry forward	20,105	14,391
Research and development	1,736	1,280
Offering costs	230	-
Operating lease liabilities	670	830
Share-based compensation	349	-
Valuation of financial instruments	-	(6)
Total gross deferred tax assets	23,090	16,495
Less – valuation allowance	(22,466)	(15,816)

Deferred tax liabilities:
Operating lease assets	(624)	(679)
Net deferred tax assets	-	-

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - INCOME TAX (continued)

F.	Uncertain tax positions

As of December 31, 2022 and 2021, the Company does not have a provision for uncertain tax positions.

G.	Roll forward of valuation allowance:

Balance at December 31, 2021	$15,816
Additions	6,650
Balance at December 31, 2022	$22,466

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31
	2022	2021
a. Accrued liabilities and other:
Employees and institutions for employees	$944	$863
Provisions for vacation and others	446	473
Royalties and Other	53	93
	$1,443	$1,429

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

Statements of operations:

b.	Revenues

1)	Disaggregated revenues

	Year ended December 31
	2022	2021	2020
Revenues from licensing agreement (see Note 2(q))	$-	$14,000	$3,600
Revenues from the sales of goods	299	1,595	2,108
Revenues from the rendering of services	-	46	429
Total revenues	$299	$15,641	$6,137

2)	Revenues by geographical area (based on the location of customers):

	Year ended December 31
	2022	2021	2020
United states and Canada	$174	$15,013	$5,768
Europe and Israel	125	628	369
Total revenues	$299	$15,641	$6,137

3)	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	2022	2021		2020
Customer A	$9		$14,770		$822

Customer B	$101	$	*)	$	*)

Customer C	$158	$	*)	$	*)
Customer D	$-		$169		$4,929

*)	Less than 10%.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

4)	The changes in deferred revenues relating to goods that were not yet delivered are as follows:

	2022	2021	2020
Balance at beginning of year	$(32)	$(207)	$(942)
Contract liability recognized during the period	-	(32)	(270)
Revenue recognized during the period	32	207	1,005

Balance at end of year	-	(32)	(207)
Contract liability presented in current liabilities	-	(32)	(207)
Contract liability presented in non-current liabilities	-	-	-

c.	Long-lived assets

All of the Company’s long-lived assets are located in Israel.

d.	Financial income (expenses) ,net

	Year ended December 31
	2022	2021	2020

Exchange rate differences	$(115)	$(38)	$(181)
Bank and other fees	(10)	(30)	(11)
Remeasurement of financial instruments	-	28	40
Other financing expenses	(24)	(7)	(23)
Interest on bank deposits	321	219	-
Financial income (expenses), net	$172	$172	$(175)

NOTE 11 - SUBSEQUENT EVENTS

On February 21, 2023, Mr. Ami Sagy exercised 186,000 warrants into 186,000 ordinary shares in return for $774. These warrants were granted as part of November 9, 2017 Sagy purchase agreement, pursuant to which the Company issued to Ami Sagy in a private placement, 186,000 ordinary shares for gross proceeds of $1,066, plus 186,000 warrants.