Form 20-F
period 2023-12-31
CollPlant Biotechnologies Ltd
filed 2024-04-04
CIK 1631487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.:  001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	4 Oppenheimer, Weizmann Science Park Rehovot 7670104, Israel Tel: +972 73 232 5600
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 11,452,672 ordinary shares.

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging Growth Company	☐

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

Yes ☐  No ☒

i

INTRODUCTION

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) produced with our proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In February 2021, we entered into a development and global commercialization agreement with Allergan, an AbbVie company, or the AbbVie Development Agreement, pursuant to which we and AbbVie are collaborating in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. In June 2023, we announced the achievement of a milestone with respect to the clinical phase dermal and soft tissue filler product, which triggered a $10 million payment from AbbVie to us. The dermal and soft tissue filler product candidate is currently undergoing testing in clinical trials, which trials are designed, planned, and executed by AbbVie, in accordance with the AbbVie Development Agreement.

In the field of medical aesthetics, we are developing 3D-bioprinted breast implants for regeneration of breast tissue. The implants in development are printed and loaded with our rhCollagen-based bioink in combination with other proprietary biomaterials. These implants are expected to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures. In December 2023 we initiated a pre-clinical trial to evaluate commercial-size, 3D-bioprinted, regenerative breast implants. This study will be used to obtain data to support subsequent human studies and future product commercialization.

In January 2023, we commercially launched Collink.3D 50L in powder form, which is our first bioink available in powder form, joining Collink.3D 90 and Collink.3D 50 launched in 2022 and 2021, respectively. Collink.3D is our rhCollagen-based bioink platform, which is ideal for 3D-bioprinting of tissues and organs for regenerative medicine applications. These rhCollagen-based bioink products are designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants.

 Our rhCollagen production process utilizes plant-based genetic engineering technology. This approach eliminates the need for traditional animal-derived collagen sources, reducing the environmental strain associated with traditional methods and promoting more ethical and sustainable practices.

In the second quarter of 2023, CollPlant hired a dedicated expert to lead our Environment, Social and Governance (ESG) effort. In line with this initiative, in September 2023, we announced that we joined the United Nations Global Compact, the world's largest initiative for sustainable and responsible corporate governance. As a new participant of this voluntary leadership platform, CollPlant strengthens its commitment to operate sustainably as it is also producing sustainable alternatives to the regenerative and aesthetics medicine products and technologies that currently exist.

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market and began trading at the open of market on June 4, 2021. At such time, our American Depositary Shares, or ADSs, each representing one ordinary shares, were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Prior to that, our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, on the OTCQB from May 26, 2017 to January 30, 2018 and on the Nasdaq Capital Market from January 31, 2018 to June 3, 2021 under the symbol “CLGN”. In 2018, we delisted our ordinary shares from trading on the Tel Aviv Stock Exchange, or TASE, and the last date of trading of our ordinary shares on the TASE was on October 29, 2018.

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its subsidiaries, CollPlant Ltd. and CollPlant Inc. References to “ordinary shares”, “warrants” and “share capital” refer to our ordinary shares, warrants and share capital, respectively, of CollPlant Biotechnologies Ltd.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” or “our ordinary shares” are to the ordinary shares of CollPlant Biotechnologies Ltd., par value NIS 1.50 per share. We report financial information under generally accepted accounting principles in the United States of America or U.S. GAAP.

The functional and presentation currency of the Company in this annual report on Form 20-F, or the Annual Report, is the U.S. dollar.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing pre-clinical and clinical trials with respect to rhCollagen based products in 3D bioprinting and medical aesthetics;

●	ours or our strategic partners’ ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based products in 3D bioprinting and medical aesthetics, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products in 3D bioprinting and medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the impact of competition and new technologies;

●	the overall global economic environment;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have generally incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

●	We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

Risks Related to Commercialization of Our Products

●	The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors, pharma companies and others in the medical community.

●	We have only limited clinical data to support sales of our products, which may make physicians, patients, third-party payors, and others in the medical community reluctant to accept or purchase our products.

●	We have low scale experience in producing our rhCollagen, and if we are unable to manufacture our rhCollagen in high commercial quantities successfully and consistently to meet demand, our growth will be limited.

●	If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our products that obtain regulatory approval, we may be unable to generate material revenue.

●	We face competition and rapid technological change and the possibility that our competitors may develop therapies or products that are more advanced or effective than ours, which could impair our ability to successfully commercialize our products.

Risks Related to the Clinical Development and Regulatory Approval of Our Products

●	We currently depend heavily on the future success of our medical aesthetics and 3D bioprinting product candidates and bioink. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products or their end products, independently or in cooperation with a third-party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

●	Our products are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

●	We or our strategic partners may find it difficult to enroll patients in future clinical trials, and patients could discontinue their participation in our future clinical trials, which could delay or prevent clinical trials of our products and product candidates.

●	Clinical trials may not be successful or may be delayed.

●	Even if we or our strategic partners obtain regulatory approval for a product, our products will remain subject to regulatory scrutiny.

●	In addition to the level of commercial success of our products, our future prospects are also dependent on our ability to successfully develop a pipeline of additional products, and we may not be successful in our efforts in using our platform technologies to identify or discover additional products.

Risks Related to Our Reliance on Third Parties

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based products in 3D bioprinting and medical aesthetics, including 3D-bioprinted breast implants and bioinks.

●	We expect to depend upon third-party collaborators, distributors and resellers for a significant portion of our sales.

●	We expect to rely on third parties to conduct some aspects of our product manufacturing, protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.

Risks Related to Our Business Operations

●	Our future success depends on our ability to retain senior management, consultants, and advisors and to attract, retain, and motivate qualified personnel.

●	Our collaborations with outside scientists and consultants may be subject to restriction and change.

●	Our business and operations would suffer in the event of computer system failures or security breaches.

●	Our development and production of rhCollagen relies upon the continued availability of tobacco plants, and any interruption in availability or supply of tobacco plants may delay production and adversely affect commercial utilization of our rhCollagen-based products.

●	If our existing rhCollagen production sites or any new facilities are damaged or destroyed, or production at these facilities is otherwise interrupted, our business and prospects would be negatively affected.

●	If we fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse impact on the success of our business.

●	We may use our financial and human resources to pursue a particular research program or product and fail to capitalize on programs or products that may be more profitable or for which there is a greater likelihood of success.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Risks Related to Our Intellectual Property

●	We have an extensive worldwide patent portfolio. The cost of maintaining our worldwide patent protection is high and requires continuous review and compliance with procedural and documentary requirements. We may not be able to effectively maintain our intellectual property position throughout the major markets of the world.

●	If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to obtain exclusivity for our products or prevent others from developing similar competitive products.

Risks Related to the Ownership of our Ordinary Shares

●	The market price of our ordinary shares may be highly volatile.

●	We may not be able to maintain our listing on the Nasdaq Global Market.

●	Our principal shareholders, management and directors beneficially own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

Risks Related to Our Operations in Israel

●	We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements under the listing rules of the Nasdaq Stock Market LLC, or the Nasdaq Listing Rules.

●	Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.

Risks Related to Our Financial Position and Capital Requirements

We have generally incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Except for the year and December 31, 2021, we have incurred losses in each year since our inception in 2004. We incurred a total comprehensive loss of $7.0 million for the year ended December 31, 2023 and a total comprehensive loss of $16.9 million for the year ended December 31, 2022. As of December 31, 2023, we had an accumulated deficit of $96.7 million.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. In recent years, we have financed our operations primarily with revenues from sales of our products, licensing of our technology, development milestone achievement payments from strategic partners as well as from net proceeds from private and public offerings. Prior to this, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the Israeli Innovation Authority, or the IIA. The amount of our future net losses will depend, in part, on the success of our collaborations and on the rate of our future expenditures. If and when we or our strategic partners will obtain regulatory approval to market products, our future revenues will depend upon the size of any markets in which the products have received approval, and the ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for the products in those markets.

We expect to continue to incur significant expenses and operating losses in the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

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

We are conducting preclinical development of our products and product candidates, and we intend to continue advancing their development. Developing medical products is expensive, and we expect our research and development expenses to continue to be a material part of our expenses and may increase substantially in connection with our ongoing activities, particularly as we or our strategic partners advance our products or product candidates in clinical trials.

As of December 31, 2023, our cash and cash equivalents together with short-term cash deposits accumulated to $26.7 million. Except for the year December 31, 2021, in which we incurred a total comprehensive income of $237,000, we had recurring losses from operations and negative operating cash flows since our inception. In February 2021, we closed a registered direct offering resulting in gross proceeds of $35 million and received an upfront payment of $14 million from AbbVie, as part of the AbbVie Development Agreement. Subsequently, in June 2023, we announced the achievement of a milestone with respect to the clinical phase dermal filler product under the AbbVie Development Agreement, which triggered a $10 million payment from AbbVie to us. We will nevertheless need to raise additional capital in the future to support our operations and product development activities and there can be no assurance that we will receive any further payments under the AbbVie Development Agreement.

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

Our research and development efforts have been financed, in part, through the grants that we have received in the past from the IIA. We, therefore, must comply with the requirements of, and are subject to certain restrictions under, the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law of 1984, or the Innovation Law and the IIA’s rules and guidelines with respect to the use of intellectual property and other know-how resulting, directly or indirectly, in whole or in part, in accordance with or as a result of, research and development activities made according to a research and development program funded by the IIA, or the Approved Program, as well as any rights associated with such know-how (including later developments, which derive from, are based on, or constitute improvements or modifications of such know-how), or the IIA Funded Know-How. These restrictions involve obligations relating to royalty payments, reporting and local manufacturing, and limitations on the transfer of IIA Funded Know-How and the licensing of IIA Funded Know-How for research and development, or R&D, purposes.

Such restrictions may impair our ability to perform or outsource manufacturing rights outside of Israel, granting licenses for R&D purposes or otherwise transfer outside of Israel our IIA Funded Know-How. These restrictions may also require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of IIA Funded Know-How (such as a merger or similar transaction) or a transaction involving the licensing of IIA Funded Know-How for R&D purposes outside of Israel, may be reduced by any amounts that we are required to pay to the IIA.

If we fail to comply with the requirements of the Innovation Law, we may be subject to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. For additional information regarding the Innovation Law and the IIA, see “Item 4.B. Business Overview—Other Approvals—The Innovation Law and the IIA”.

Until 2019 we have applied and received grants from the IIA as part of the research and development programs for our rhCollagen technology and our products. These IIA grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the IIA’s rules and guidelines royalties of 3% on the income deriving from products and from related know-how and services developed in whole or in part, directly or indirectly, under the Approved Programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar plus interest at an annual rate based on based on LIBOR. The total gross amount of grants actually received by us from the IIA as of December 31, 2023 totaled approximately $10.1 million. As of December 31, 2023, we paid royalties to the IIA in the total amount of $3.1 million.

We may not be able to correctly estimate or control our future operating expenses, which could lead to cash shortfalls.

Our operating expenses may fluctuate significantly in the future for various reasons, many of which are outside of our control. These reasons may include:

●	the time, resources, and expenses required to conduct pre-clinical and clinical trials of, seek regulatory approvals for, manufacture, market, and sell our current products and any additional products we may develop;

●	the time, resources, and expenses required to research and develop additional indications of our current products;

●	the costs of preparing, filing, prosecuting, defending, and enforcing patent claims and other patent-related costs, including litigation costs or the results of such litigation;

●	any product liability or other lawsuits related to our products and the costs associated with defending them or the results of such lawsuits;

●	the costs to attract and retain personnel with the skills required for effective operations; and

●	the costs associated with being a public company in the United States.

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

Because we do not yet have an established commercial operating history, and because the market for our products and product candidates may rapidly evolve, it is hard for us to predict our future performance. A number of factors, many of which are outside of our control, may contribute to fluctuations in our financial results assuming that we receive marketing authorizations and begin selling our products. These factors may include variations in:

●	market demand for, and acceptance of, our products;

●	our ability to obtain or maintain regulatory approvals;

●	our sales and marketing operations, or the effectiveness of these operations;

●	performance of our third-party contractors;

●	the availability of procedures or products that compete with our products;

●	media coverage of our technologies, the procedures or products of our competitors or our industry; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), boycotts, adoption or expansion of government trade restrictions, and other business restrictions).

Risks Related to Commercialization of Our Products

The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors, pharma and medical device companies and others in the medical community.

Even if we obtain the requisite regulatory approvals, the commercial success of our products will depend in part on physicians, patients, third party payors, pharma and medical device companies and others in the medical community accepting our products as medically useful, cost-effective, and safe. Any product that we bring to the market may not gain market acceptance by physicians, patients, third-party payors, and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of these products, if approved for commercial sale, will depend on a number of factors, including:

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

Even if a potential product displays a favorable safety and efficacy profile in clinical trials, market acceptance of the product will not be known until after it is launched. Our efforts or those of our strategic partners to educate the medical community and third-party payors on the benefits of the products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

We have only limited clinical data to support sales of our products, which may make physicians, patients, third-party payors, and others in the medical community reluctant to accept or purchase our products.

Physicians, patients, third party payors, and others in the medical community will only accept or purchase our products if they believe them to be safe and effective, with advantages over competing products or procedures. To date, we have collected only limited clinical data with which to assess the clinical and economic value of VergenixFG and VergenixSTR. The collection of clinical and economic data and the process of generating peer review publications in support of our product and procedure is an ongoing focus for us. If future publications of clinical studies indicate that procedures using our products, or other products that contains our rhCollagen, are less safe or less effective than competing products or procedures, patients may choose not to undergo our procedure, and physicians or others in the medical community may choose not to use our products. Furthermore, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction.

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

If there is a disruption to our internal manufacturing operations, we will have no other means of production for the components and products from such operations until we restore the affected facilities or develop alternative manufacturing facilities, which would delay our or our strategic partners’ clinical trials or cause us to be unable to meet commercial demand for our products. In such case, we may need to arrange for third-party manufacturing of our components and products, which would be expensive and time consuming, assuming we can identify an appropriate third party manufacturer. Additionally, any damage to or destruction of our facilities or equipment may significantly impair our ability to manufacture our components and products on a timely basis.

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

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our products, we may be unable to generate material revenue.

We have limited experience in selling and marketing our products or any other products. To successfully commercialize our products, we will need to develop these capabilities, either on our own or with others. We are seeking to enter commercial alliances with third-party collaborators and distributors to utilize their development, marketing and distribution capabilities, but we may be unable to do so on favorable terms, if at all. If any future collaboration or distribution partners do not commit sufficient resources to commercialize our future products, and if we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies or successfully commercialize any of our products.

We face competition and rapid technological change and the possibility that our competitors may develop therapies or products that are more advanced or effective than ours, which could impair our ability to successfully commercialize our products.

We operate in the regenerative and aesthetic medicine fields, which are rapidly changing. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies, medical technology companies, and universities and other research institutions.

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

Our intention is to market our products on a regional or worldwide basis, either alone or in collaboration with third parties. In addition, we may conduct development activities in various jurisdictions throughout the world. We expect that we will be subject to additional risks related to engaging in international operations, including:

●	different regulatory requirements for product approval in foreign countries;

●	reduced protection for intellectual property rights;

●	unexpected changes in tariffs, trade barriers, and regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the United States and Israel;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods, fires, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency).

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of our products could limit our ability to market those products and compromise our ability to generate revenue.

The availability of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of our products will depend substantially, both in Europe and in the United States, on the extent to which the costs of our products will be paid by health maintenance organizations, managed care, pharmacy benefit managers, and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers, and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our products. Even if we obtain coverage for our products, third-party payors may not establish adequate reimbursement amounts, which may reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products.

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

Risks Related to the Clinical Development and Regulatory Approval of Our Products

We currently depend heavily on the future success of our medical aesthetics and 3D-bioprinting product candidates and our bioinks. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products or their end products, independently or in cooperation with a third-party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

We have invested a significant portion of our efforts and financial resources in the development of rhCollagen, medical aesthetics and 3D-bioprinting product candidates, bioinks and our Vergenix line of products. We currently depend heavily on the future success of our medical aesthetics and 3D-bioprinting product candidates and our bioinks. Our ability to generate revenues from our products and product candidates depends heavily on the successful development, approval, and commercialization of our products, which, in turn, depend on several factors, including the following:

●	our ability to continue and support our rhCollagen platform technology and programs;

●	our ability to establish and maintain strategic partnerships, including the AbbVie Development Agreement;

●	our or our strategic partners successfully initiating and completing preclinical, clinical and other studies required for our products and product candidates;

●	demonstrating and maintaining the safety and efficacy of our products at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	establishing successful sales and marketing arrangements for our products;

●	the availability of coverage and reimbursement by healthcare payors for our products in the jurisdictions where they may be approved;

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

We or our strategic partners may find it difficult to enroll patients in clinical trials, and patients could discontinue their participation in clinical trials, which could delay or prevent clinical trials of our products and product candidates.

Identifying and qualifying patients to participate in clinical trials of our products and product candidates is critical to our success. The timing of clinical trials depends on the ability to recruit patients to participate in our or our strategic partners’ clinical trials. We or our strategic partners may experience delays in patient enrollment in the future. If patients are unwilling to participate in clinical trials because of negative publicity from adverse events in the biotechnology, pharmaceutical or medical technology industries, or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology, or termination of the clinical trials altogether.

We or our strategic partners may not be able to identify, recruit, and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete clinical trials in a timely manner, or at all. Patient enrollment is affected by factors including:

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

While we are currently not conducting any clinical trials, the dermal and soft tissue filler product candidate for the medical aesthetics market is currently undergoing testing in clinical trials, which trials are designed, planned, and executed by AbbVie, in accordance with the AbbVie Development Agreement. We and/or our strategic partners may not be able to initiate or continue future clinical trials if a sufficient number of eligible patients to participate in the clinical trials required by European regulatory authorities, the FDA, or other regulatory authorities cannot be enrolled.

In addition, patients enrolled in ours, or our strategic partners’ clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be related to our products under evaluation. The discontinuation of patients in any one of the trials may cause delay or abandonment of such clinical trial, or cause the results from that trial not to be positive or sufficient to support a filing for regulatory approval of the applicable product.

Clinical trials may not be successful or may be delayed.

Before obtaining marketing approval from regulatory authorities for the sale of our products or product candidates or any future product, we or our strategic partners must conduct clinical trials to demonstrate the safety in humans for European CE marking certification, and the safety and efficacy in humans for other regulatory authorities such as the United States. While we are currently not conducting any clinical trials, the dermal and soft tissue filler product candidate for the medical aesthetics market is currently undergoing testing in clinical trials, which trials are designed, planned, and executed by AbbVie, in accordance with the AbbVie Development Agreement. In addition, we expect to rely on a number of contract research organizations, or CROs, and other third parties, to assist in undertaking, managing, monitoring, and executing future clinical trials. Clinical trials are expensive, time consuming, and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We or our strategic partners may not receive FDA regulatory approval for the conduct of any particular clinical trial in the United States or regulatory approval for conduct of such clinical trial in other countries. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on trial design;

●	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

●	delays in obtaining required IRB approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our clinical trials;

●	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;

●	failure by our strategic partners, CROs, other third parties or us to perform in accordance with clinical trial requirements or the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;

●	delays in the testing, validation, manufacturing, and delivery of our products to the clinical sites;

●	delays in having patients complete participation in a trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a trial;

●	occurrence of serious adverse events associated with the products that are viewed to outweigh their potential benefits; or

●	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from product sales, milestone payments or royalties. In addition, if we or our strategic partners make manufacturing or design changes to our products or product candidates, additional studies may be required to bridge our modified products to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our products or product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our products.

If the results of clinical trials are inconclusive or if there are safety concerns or adverse events associated with our products or product candidates, we or our strategic partners may:

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

We or our strategic partners cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product. Even if our products or product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process. Regulatory agencies also may approve a treatment for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our treatment.

Side effects may occur following treatment with our products or product candidates which could make it more difficult for our products to receive regulatory approval.

Treatment with our products or product candidates may cause side effects or other adverse events. In addition, since our products may be administered in combination with other therapies, patients or clinical trial participants may experience side effects or other adverse events that are unrelated to our product, but may still impact the success of our clinical trials. Additionally, our products or product candidates could potentially cause other adverse events that have not yet been predicted. The experience of side effects and adverse events in our clinical trials could make it more difficult to achieve regulatory approval of our products or, if approved, could negatively impact the market acceptance of such products.

Even if we or a strategic partner obtains regulatory approval for a product, our products will remain subject to regulatory scrutiny.

Even if we or a strategic partner obtain regulatory approval in a jurisdiction, the regulatory authority may still impose significant restrictions on the indicated uses or marketing of our products, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Advertising and promotional materials must comply with FDA, Federal Trade Commission, or FTC, and European and other countries’ regulatory requirements and are subject to review by the FDA, FTC or other governmental authorities, in addition to other potentially applicable federal and state laws.

The laws that may affect our operations in the United States include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals, or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security, and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members; and

●	foreign and state law equivalents of each of the above federal laws, such as the U.S. Foreign Corrupt Practices Act, or the FCPA, and anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

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

We and our strategic partners are subject to stringent regulation and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our and our strategic partners’ products, development activities, and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including European regulatory authorities, the FDA, and other regulatory authorities. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our products. The process of obtaining marketing approval or clearance in Europe, the United States, and other countries for new products or enhancements or modifications to existing products could:

●	take a significant amount of time;

●	require the expenditure of substantial resources;

●	involve rigorous and expensive preclinical and clinical testing, as well as increased post-market surveillance;

●	involve modifications, repairs, or replacements of our products; and

●	result in limitations on the indicated uses of our products.

We cannot be certain that we, or our strategic partners, will receive required approval or clearance from European regulatory authorities, the FDA, or other regulatory authorities for new products or modifications to existing products on a timely basis. The failure to receive approval or clearance for significant new products or modifications to existing products on a timely basis could have a material adverse effect on our financial condition and results of operations.

Both before and after a product is commercially released, we and our strategic partners have ongoing responsibilities under FDA regulations. For example, we are required to comply with the FDA’s Quality System Regulation, or QSR, which are the good manufacturing requirements that the FDA applies to medical devices, and which mandate that manufacturers adhere to certain requirements pertaining to, among other things, development of our products, validation of manufacturing processes, controls for purchasing product components, and documentation practices. As another example, FDA regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a product may have caused or contributed to a death or serious injury, or that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through, among other things, periodic inspections by the FDA, which may result in observations on Form 483 that require corrective action, and in some cases warning letters, and potentially stopping the manufacturing until issues are remedied. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable health risk, the Company may withdraw or recall the product or the FDA could ban such products, detain or seize such products, order a recall, repair, replacement, or refund of such products, or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health.

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

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize rhCollagen based products in 3D bioprinting and medical aesthetics and future products for medical and aesthetics markets.

To successfully develop and commercialize our products and product candidates, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, in February 2021, we entered into the AbbVie Development Agreement pursuant to which we and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

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

In addition, a strategic partner for one or more of our products or product candidates may have the right to terminate the collaboration at its discretion. For example, AbbVie may terminate the AbbVie Development Agreement upon 60 days’ written notice to us for any or no reason. Any early termination in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products or product candidates and materially harm our business and stock price by delaying the development of our products, and the sale of any products that may be approved by the FDA or other regulatory agencies, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

Further, in case of a breach of an agreement with us by a strategic partner, or upon termination by either party to the agreement for any reason, we may not be able to adequately protect our rights under these agreements, including intellectual property rights, or maintain exclusive rights to shared intellectual property rights. Furthermore, a strategic partner will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products, if approved, and may not conduct those activities in the same manner as we would do so.

We expect to depend upon third-party collaborators, distributors, and resellers for a significant portion of our sales.

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

We do not expect to independently conduct all aspects of our product manufacturing, protocol development, research, and preclinical and clinical testing. We currently rely, and expect to continue to rely, on third parties, including strategic partners, with respect to parts of these items.

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

If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we may not be able to complete, or may be delayed in completing, the preclinical studies and clinical trials required to support future FDA, European, or other approvals of our products.

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

Commercialization of our products require access to, or development of facilities to manufacture our products at sufficient yields and at a commercial scale. We have limited experience in large scale manufacturing volumes that are expected to be necessary to support large-scale sales. Our efforts to establish these capabilities may not meet our requirements as to scale-up, yield, cost, potency, or quality in compliance with cGMP. Future clinical trials should be conducted with product produced under applicable cGMP regulations. Failure to comply with these regulations would delay the regulatory approval process. Even an experienced third-party manufacturer may encounter difficulties in production, including:

●	costs and challenges associated with scale-up and attaining sufficient manufacturing yields;

●	supply chain issues, including the timely availability and shelf-life requirements of raw materials and supplies;

●	quality control and assurance;

●	shortages of qualified personnel and capital required to manufacture large quantities of product;

●	compliance with regulatory requirements that vary in each country where a product might be sold;

●	capacity limitations and scheduling availability in contracted facilities; and

●	natural disasters or war and terrorism that affect facilities and possibly limit production.

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

Additionally, if supply from one approved manufacturer or if supply from our own facility is interrupted, there could be a significant disruption in commercial supply. Switching manufacturers or facilities may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. While we currently have a plan to upgrade our production site in Israel into a large-scale integrated facility, we may not be able to secure the necessary funds for its execution, and our plan may not come into effect, or if it does, it may not be successful.

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

We are relying on third parties to conduct, supervise, and monitor our existing pre-clinical studies, and our future clinical trials, and if these third parties perform in an unsatisfactory manner, it may harm our business.

We rely on our CROs and other consultants and third parties to conduct, supervise, and monitor our pre-clinical studies. In addition, as part of our future clinical trials, we expect to rely heavily on hospitals, clinic centers, and other institutions and third parties, including the principal investigators and their staff, to carry out our future clinical trials in accordance with our clinical protocols and designs. As part of our future clinical trials, we also expect to rely on a number of CROs to assist in undertaking, managing, monitoring, and executing future clinical trials as well as clinical data management organizations, medical institutions, and clinical investigators to conduct our development efforts in the future. We compete with many other companies for the resources of these third parties, and large pharmaceutical and medical device companies often have significantly more extensive agreements and relationships with such third-party providers, and such third-party providers may prioritize the requirements of such large pharmaceutical and medical device companies over ours. The third parties on whom we rely on may terminate their engagements with us at any time, which may cause delay in the development and commercialization of our products or product candidates. If any such third party terminates its engagement with us or fails to perform as agreed, we may be required to enter into alternative arrangements, which would result in significant cost and delay to our product development program. Moreover, our agreements with such third parties generally do not provide assurances regarding employee turnover and availability, which may cause interruptions in the research on our products by such third parties.

Moreover, while our reliance on these third parties for certain development, trial and management activities will reduce our control over these activities, it will not relieve us of our responsibilities. For example, European regulatory authorities, the FDA, and other regulatory authorities require compliance with regulations and standards, including GCP requirements, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to ensure that the data and results from trials are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Although we expect to rely on third parties to conduct our clinical trials, we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan and protocol under legal and regulatory requirements. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of our CROs or these other third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable, and European regulatory authorities, the FDA, or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements.

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

Because we rely on third parties to manufacture our products, and because we collaborate with various organizations and academic institutions on the advancement of our technology, we must, at times, share trade secrets with them. We seek to protect our proprietary technology, rights and information in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our strategic partners, service providers, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as proprietary information and trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets and information become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our intellectual property rights and protections in our products.

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

Outside vendors provide key components, raw materials, and equipment used in the manufacture of our products. An uncorrected defect or supplier’s variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products or conduct research and developments activities. We may not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all, and our ability to conduct research and development activities or produce and supply our products could be impaired.

If we were suddenly unable to purchase from one or more of these companies, we would need a significant period of time to qualify a replacement, and the production of any affected products could be disrupted. While it is our policy to maintain sufficient inventory of components so that our development programs and production will not be significantly disrupted even if a particular component or material is not available for a period of time, we remain at risk that we will not be able to qualify new components or materials quickly enough to prevent a disruption if one or more of our suppliers ceases production of important components or materials, or if we are unable to quickly procure replacement equipment.

Risks Related to Our Business Operations

Our future success depends on our ability to retain senior management, consultants, and advisors and to attract, retain, and motivate qualified personnel.

We are dependent on principal members of our executive team listed under “Management” in this Annual Report, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each member of our senior management, any of them could leave our employment at any time, subject to advance notice periods. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and medical device companies for individuals with similar skill sets. In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive, key employee, consultant, or advisor may impede the progress of our research, development, and commercialization objectives.

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

Despite the implementation of security measures, our internal computer systems, and those of our strategic partners, CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption of our development programs. For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our or our strategic partners’ regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our product candidates could be delayed. We may also be vulnerable to cyber-attacks by hackers or other malfeasance. This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings. Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of March 20, 2024, we had 75 employees. As we mature and undertake the activities required to advance our products and product candidates and to operate as a public company in the United States, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational setbacks, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, commercial and strategic partners and other third parties. Misconduct by these parties could include intentional failures to comply with regulations, provide accurate information to European regulatory authorities, the FDA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

We currently carry product liability insurance of $5.0 million for sales of VergenixFG and VergenixSTR. If we obtain marketing approval for additional products, we intend to obtain insurance coverage to include the sale of those commercial products, but we may not be able to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on medical treatments that had unanticipated adverse effects. A product liability claim or series of claims brought against us could cause our ordinary share price to decline and, if judgments exceed our insurance coverage, could materially and adversely affect our financial position.

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

The occurrence of severe adverse weather conditions, soil salination or crop diseases may have a potentially devastating impact upon our tobacco production. The effect of severe adverse weather conditions or the occurrence and effect of crop disease may reduce yields in our plants or require higher levels of investment to maintain yields, even when only a portion of the crop is damaged. We cannot assure you that severe future adverse weather conditions, crop diseases or any other interruption in availability or supply of tobacco plants will not adversely impact our operating results and financial condition.

If our existing rhCollagen production sites or any new facilities are damaged or destroyed, or production at these facilities is otherwise interrupted, our business and prospects would be negatively affected.

We currently have two small-scale production sites in Israel where we manufacture rhCollagen. If our existing production facilities or any new facility, or the equipment in it, are damaged or destroyed, we likely would not be able to quickly or inexpensively replace our production capacity. Any new facility needed to replace our existing production facility would need to comply with the necessary regulatory requirements and be tailored to our production requirements and processes. We would need regulatory approval before using any products manufactured at a new facility in clinical trials or selling any products that are ultimately approved. Such an event could delay our or our strategic partners’ clinical trials or, if any of our products are approved by the regulator, reduce or eliminate our product sales.

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

We are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, in such event, the dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2021, but increased in 2022 and 2023. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies, and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemic or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, CROs, clinical sites, tobacco plants growers, third parties ongoing activities and schedules or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our plans and business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

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

If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

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

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine and Hamas and Israel, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

There is growing attention from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

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

Risks Related to Our Intellectual Property

We have an extensive worldwide patent portfolio. The cost of maintaining our worldwide patent protection is high and requires continuous review and compliance with procedural and documentary requirements. We may not be able to effectively maintain our intellectual property position throughout the major markets of the world.

The U.S. Patent and Trademark Office, or U.S. PTO, and foreign patent authorities require maintenance fees and payments as well as continued compliance with several procedural and documentary requirements. Non-compliance may result in abandonment or lapse of the subject patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance may result in reduced royalty payments for lack of patent coverage in a particular jurisdiction from our collaboration partners or may result in competition, either of which could have a material adverse effect on our business.

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

Our ability to attract third parties to collaborate with us to develop products and our ability to commercialize future products may be adversely affected if the patent applications we hold with respect to our techniques or products fail to issue, if the breadth or strength of our patent protection is threatened, or if our patent portfolio fails to provide meaningful exclusivity for our products. Third parties may challenge their validity or enforceability of our patents or patents that issue in the future from our patent applications, which may result in such patents being narrowed, invalidated, or held unenforceable. Even if our patents and patent applications are not challenged by third parties, they may not prevent others from designing around our claims and may not otherwise adequately protect our products. If the breadth or strength of protection provided by the patents and patent applications we hold with respect to our products is threatened, our ability to commercialize our products may be adversely affected.

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

The patent landscape in competitive product areas is highly complex and there may be patents of third parties of which we are unaware that may result in claims of infringement. Accordingly, there can be no assurance that our products do not infringe the proprietary rights of third parties. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products. Defense of such claims, regardless of their merit, would involve substantial litigation expenses and would be a substantial diversion of financial and employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We intend, if necessary, to vigorously enforce our intellectual property to protect the proprietary position of our products. Active efforts to enforce our patents may include litigation, post-grant patent challenges, administrative proceedings, or all of the foregoing, depending on the potential benefits that might be available from those actions and the costs associated with undertaking those efforts against third parties. We review and monitor publicly available information regarding products that may be competitive with our products and intend to assert our intellectual property rights where appropriate.

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

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted and also affect patent litigation. The U.S. PTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions which were enacted March 16, 2013. However, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. We may become involved in post-grant proceedings challenging our patents or the patents of others, and the outcome of any such proceedings is highly uncertain. An unfavorable outcome in any such proceedings could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology and compete directly with us, or result in our inability to manufacture, develop, or commercialize our products without infringing the patent rights of others.

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

The trading price of our ordinary shares has been, and is likely to continue to be, volatile. The following factors, some of which are beyond our control, in addition to other risk factors described in this Annual Report may have a significant impact on the market price of our ordinary shares:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in other similar products or clinical trials of such products;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our products or product candidates and future products and any adverse development or perceived adverse development with respect to the FDA’s review or European authorities’ review of that regulatory submission;

●	failure to develop successfully and commercialize our products or product candidates and future products;

●	failure to enter into or maintain strategic collaborations;

●	failure by us or strategic collaboration partners to prosecute, maintain, or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities, inability to obtain adequate supply for our products, or the inability to do so at acceptable prices;

●	adverse regulatory decisions, including by the IIA under the Innovation Law;

●	introduction of new products, services, or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	the perception of the biotechnology industry by the public, legislatures, regulators, and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	sales of our ordinary shares by us or our shareholders in the future; and

●	trading volumes of our ordinary shares.

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

As of March 20, 2024, our senior management, directors, and five percent or more shareholders and their affiliates beneficially owned approximately 36.84% of our ordinary shares. These shareholders will be able to significantly influence all matters requiring shareholder approval, except for decisions that require a special majority at a shareholders’ meeting. For example, these shareholders, if they were to act together, may be able to significantly influence elections of directors (other than our external directors, within the meaning of Israeli law, as described under “Management—External Directors”), amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

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

Section 404 of the Sarbanes-Oxley Act requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements.  During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our share to fall.

To build our finance infrastructure, we may need to improve our accounting systems, disclosure policies, procedures and controls. If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Capital Market or other adverse consequences that would materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

We are a “foreign private issuer,” and we cannot be certain if the reduced reporting requirements applicable to foreign private issuers will make our ordinary shares less attractive to investors.

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our Annual Reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to U.S. domestic reporting companies. See “Item 16G. Corporate Governance Practices” for more information, including regarding reliefs relating to general meetings for companies whose securities are traded outside of Israel.

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

If our existing shareholders sell, indicate an intention to sell, or the market perceives that they intend to sell, substantial amounts of our securities on the Nasdaq Global Market after the date of this Annual Report on Form 20-F, the market price of our securities could decline significantly. As of March 20, 2024, we had 11,454,512 ordinary shares outstanding. In addition, as of March 20, 2024, an aggregate of 1,214,505 ordinary shares, that are issuable pursuant to exercise of outstanding options, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Pursuant to our Share Ownership and Option Plan (2010), or the 2010 Plan and our 2024 Share Award Plan, or the 2024 Plan, our management is authorized to grant share options and other equity-based awards to our employees, officers, directors, and consultants. As of March 20, 2024, our officers, directors, employees and consultants hold options to purchase 1,743,516 ordinary shares under the 2010 Plan. If our board of directors elects to issue additional options or other equity-based awards under the 2010 Plan or the 2024 Plan, our shareholders may experience additional dilution, which could cause our share price to fall.

We do not intend to pay dividends on our securities in the foreseeable future, so any returns will be limited to the value of our shares.

We have never declared or paid any cash dividends on our share capital. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes; see “Item 10.B. Memorandum and Articles of Association—Dividend and Liquidation Rights” and “Item 16G. Corporate Governance Practices” for additional information. As a result, investors in our ordinary shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Under regulations promulgated under the Companies Law, we will be required to disclose in the notice for our annual meetings of shareholders if we had not already done so in our annual report, the annual compensation of our five most highly compensated officers on an individual basis, rather than aggregate. However, this disclosure will not be as extensive as the disclosure required by a U.S. domestic issuer. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, as a foreign private issuer, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service, including about 10% of our workforce in Israel. Although many of such military reservists have since been released, including all our employees but one, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of March 20, 2024, we currently have 76 employees located in Israel.

While to date, we have not experienced any major disruptions in our operations due to the war, we have taken particular measures in our facility in Yessod Hama’ala, which is located approximately 9km from Israel’s northern border with Lebanon, including conducting fire drills, first aid trainings and evacuation trainings, as well as upgrading the shelter at the facility. Due to the close proximity of our facility in Yessod Hama’ala to the border with Lebanon, any escalation of the war could result in severe damages to the Yessod facility and/or the partial or complete closure of thereof for an indefinite period of time and could have a material impact on our business and results of operations.

The intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our shares of common stock. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

We have received grants from the IIA for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. For more information, see “—Risks Related to Our Financial Condition and Capital Requirements—The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.”

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

If we are characterized as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder (as defined below) of our securities, such U.S. holder generally will be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of our securities and certain distributions and a requirement to file annual reports with the Internal Revenue Service, or IRS. Certain adverse consequences of PFIC status may be alleviated if a U.S. holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. holder will be able to make a QEF election because we do not intend to provide U.S. holders with the information necessary to make a QEF election. See “Item 10.E. Taxation—Certain Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences.”

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, based on our non-passive revenue-producing operations for the year ended December 31, 2023, we do not believe we were a PFIC for our 2023 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2023 and will not be a PFIC in 2024 or any other year.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Item 10.E. Taxation—Certain Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences.”

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

Under the Israeli Licensing of Businesses Law, operating a business without a license or temporary permit is a criminal offense. Both our sites in Rehovot, Israel, and our production site at Yessod Hama’ala, Israel, have valid business licenses in effect.

In addition, the Israeli Planning and Zoning Law, sets provisions and obligations, inter alia, regarding the licensing process for a new building, including building permits, non-conforming use and easements, the supervision over its construction, and the required occupancy permits. According to the Planning and Zoning Law, work or use of land without a permit, where such permit is required, a deviation from the permit granted, or use of agricultural land in violation of the law constitute criminal offenses. We have recently learned upon internal inspection that permits for certain of the structures on our production site at Yessod Hama’ala are missing. We are in correspondence with the relevant authorities, including the regional council, and are in the process of obtaining the necessary permits. Nevertheless, the absence of such permits could lead to the halt or closure of the site, may expose us to legal proceedings and may constitute a criminal offence, and as such, could adversely impact our operations and results, including our production capabilities. To date, the site remains open and fully operational, and we have not experienced any adverse effects resulting from our need to obtain the said permits.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In February 2021, we entered into the AbbVie Development Agreement, pursuant to which we and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. In June 2023, we announced the achievement of a milestone with respect to the clinical-phase dermal filler product under the AbbVie Development Agreement, which triggered a $10 million payment from AbbVie to us.

Our legal and commercial name is CollPlant Biotechnologies Ltd. Our name has changed several times but has been CollPlant Biotechnologies Ltd. since June 21, 2019. We hold all of the issued and outstanding shares of CollPlant Ltd. CollPlant Ltd. was incorporated in Israel on August 12, 2004 as a private company limited by shares and began its operations as a technology incubator company under the IIA’s technology incubators program. CollPlant Ltd. owns all of our intellectual property. CollPlant Ltd. holds all of the issued and outstanding shares of CollPlant Inc. CollPlant Inc. was incorporated in Delaware on November 30, 2021, as a corporation. CollPlant Biotechnologies Ltd. was incorporated in Israel on November 9, 1981 as a private company limited by shares. The Company became a public company in 1993, when all of its ordinary shares were listed on the TASE. CollPlant Ltd. was incorporated under the laws of the State of Israel in 2004 and merged with us (by way of transfer of shares) in 2010.

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market under our ticker symbol “CLGN” and began trading at the open of market on June 4, 2021. At such time, our ADSs, were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Prior to that, our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, on the OTCQB from May 26, 2017 to January 30, 2018 and on the Nasdaq Capital Market from January 31, 2018 to June 3, 2021 under the symbol “CLGN”. In 2018, we delisted our ordinary shares from trading on the TASE, and the last date of trading of our ordinary shares on the TASE was on October 29, 2018.

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

Our capital expenditures for December 31, 2023, 2022 and 2021 amounted to $954,000, $1.3 million and $1.4 million, respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot. We financed these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In February 2021, we entered into the AbbVie Development Agreement with Allergan, an AbbVie company, pursuant to which we and AbbVie are collaborating in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. In June 2023, we announced the achievement of a milestone with respect to the dermal and soft tissue filler product, which triggered a $10 million payment from AbbVie to us. The dermal filler product is currently in clinical trials that are conducted by AbbVie.

In the field of medical aesthetics, we are developing 3D-bioprinted breast implants for regeneration of breast tissue, addressing the $2.9 billion global breast implant market. The implants in development are printed and loaded with our rhCollagen-based bioink in combination with other proprietary biomaterials. These implants are expected to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients. In December 2023 we initiated a pre-clinical trial to evaluate commercial-size, 3D-bioprinted, regenerative breast implants. This study follows the completion of our first large-animal study, the results of which were announced in January 2023. This study will be used to obtain data to support subsequent human studies and future product commercialization.

We entered into a joint development and commercialization agreement with Stratasys, in April 2023, pursuant to which we agreed to collaborate on the development of a solution to bio-fabrication human tissues and organs, using Stratasys’ P3 technology-based bioprinter and our rhCollagen-based bioinks, with the first target being a development of an industrial-scale solution for CollPlant’s regenerative breast implants project.

In January 2023, we commercially launched Collink.3D™50L in powder form, which is our first bioink available in powder form, joining Collink.3D™90 and Collink.3D™50 launched in 2022 and 2021, respectively. Collink.3D is our rhCollagen-based bioink platform, which is ideal for 3D bioprinting of tissues and organs for regenerative medicine applications. These rhCollagen-based bioink products are designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants.

Our rhCollagen production process utilizes plant-based genetic engineering technology. This approach eliminates the need for traditional animal-derived collagen sources, reducing the environmental strain associated with traditional methods and promoting more ethical and sustainable practices.

In the second quarter of 2023, we hired a dedicated expert to lead our Environment, Social and Governance (ESG) effort. Our goal was to identify CollPlant’s strengths in the areas of ESG that are already in line with our mission and communicate these practices to business partners and the public.

In line with this initiative, in September 2023, we announced that we joined the United Nations Global Compact, the world’s largest initiative for sustainable and responsible corporate governance. As a new participant of this voluntary leadership platform, we strengthen our commitment to operate sustainably as we also produce sustainable alternatives to the regenerative and aesthetics medicine products and technologies that currently exist.

Consistent with our mission of helping people live longer, healthier lives through regenerative medicine, we are committed to supporting a more sustainable ecosystem that benefits all stakeholders, including patients, our employees, and our shareholders.

We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved bio-functionality, high homogeneity, and safety profile (does not elicit immune response). We believe the attributes of our rhCollagen make it suitable for numerous tissue and organ regeneration applications throughout the human body. We believe that the annual market size for our bioink, and our medical aesthetics product candidates including dermal filler, exceeded $10 billion in 2021, and is estimated to reach $18 billion in 2026.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including bioinks, gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce bioinks with optimal rheological properties fibers with high molecular alignment, which enables the formation of tissue repair products with distinctive physical properties.

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL, under which we are selling our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which incorporates it into cell culture media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL is distributing the kits globally for use in the regenerative medicine research market.

We are currently focusing on the following innovative rhCollagen-based product pipe-lines:

●

Regenerative dermal and soft tissue fillers. Our rhCollagen offers a portfolio of opportunities in the field of regenerative aesthetics, owing to its ideal structure and non-immunogenic properties that provide, what we believe is the optimal scaffold to attract cells and promote tissue regeneration. We are collaborating with AbbVie in the development and commercialization of the clinical-phase dermal and soft tissue filler product for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology, pursuant to the AbbVie Development Agreement entered into in February 2021. In June 2023, we announced the achievement of a milestone with respect to the dermal and soft tissue filler product candidate, in accordance with our collaboration agreement with AbbVie. Per the agreement, the achievement of this milestone triggered a $10 million payment from AbbVie to us that was received in July 2023. In addition, we are developing a photocurable regenerative dermal filler combining our tissue regenerating rhCollagen and other technologies which is designed to address the need for more innovative aesthetic products to treat wrinkles. The photocurable regenerative dermal filler is one of AbbVie’s Option Products under the AbbVie Development Agreement.

●

3D-bioprinted regenerative breast implants. We are developing a 3D-bioprinted regenerative breast implants, which are designed to gradually degrade and be replaced by newly grown natural breast tissue. In December 2023, we initiated a large-animal study to evaluate commercial size 3D bioprinted regenerative breast implant. In January 2023, we announced positive results from our first large-animal study. This study demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported.

We were in the initial stages of developing injectable breast implants, and a 3D-bioprinted Regenerative soft Tissue Matrix, or RTM for use in breast reconstruction procedures in combination with an implant. However, we decided to temporarily defer the development of both these products in order to concentrate our efforts on advancing the development of our 3D-bioprinted regenerative breast implants. We will consider resuming the development of both the injectable breast implants and RTM based on our 3D-bioprinted breast implant program progress. The injectable breast implant is one of AbbVie’s Option Product under the AbbVie Development Agreement.

●	CollPlant rhCollagen-based Commercial Bioink for Regenerative Medicine Applications. Our bioink product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The bioink intend to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s bioink formulations can include other proteins and/or polymers as well. Our bioink is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In January 2023, we launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs. Earlier, in November 2022 we launched Collink.3D™ 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D™ 90 is complementary to our first commercial bioink, Collink.3D 50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

We also market VergenixSTR, a soft tissue matrix, intended for the treatment of tendinopathy, and VergenixFG, a wound healing flowable gel, intended for the treatment of chronic and acute wounds.

We were in the initial stages of developing ‘gut-on-a-chip’ tissue model intended to enable a predictive and personalized treatment for inflammatory bowel diseases (IBD). In November 2022, we entered into a license and research agreement with Tel Aviv University and Sheba Medical Center hospital, to co-development a ‘gut-on-a-chip’, tissue model for drug discovery and high throughput screening of drugs. In November 2023, we elected to terminate the aforementioned agreement and continued to develop this program on our own. In March 2024, following a further assessment, we have decided to focus our resources in advancing our 3D-bioprinted regenerative breast implants and dermal and soft tissue fillers programs, consequently putting the ‘gut-on-a-chip’ program on hold. We intend to revisit the ‘gut-on-a-chip’ program and consider its initiation once resources become available.

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

The key advantages of products using our rhCollagen, as compared to those using collagen derived from animals or human cadaveric tissue, include:

●	Better biofunctionality in tissue regeneration. Our rhCollagen has superior biological function when compared to animal or human tissue-derived collagen and has a number of useful physical characteristics, including thermal stability, or resistance to decomposition at high temperatures, and a pristine triple helix, according to data published in peer-reviewed scientific publications. The triple helix structure of collagen is formed when two α-1 protein chains and one α-2 protein chain wind together along a common axis. In the formation of rhCollagen, this structure is achieved without modifications that can lead to defects in the triple helix structure in human tissue-derived collagen, hereby leading to a pristine triple helix identical to the form found in nature. A pristine triple helix enables superior binding, which accelerates primary human cell proliferation. Collagen scaffolds of our rhCollagen support endothelial, fibroblast, and keratinocyte cell attachment and proliferation. In all cell types tested, cell proliferation was significantly better in scaffolds made of rhCollagen than in commercially available scaffolds made of bovine collagen. The accelerated cell proliferation achieved with our rhCollagen results in faster wound healing, less scarring, and higher quality tissue regeneration.

●	High homogeneity. Because our rhCollagen is synthesized by five human genes in tobacco plants producing pure molecules that are repeatable and identical to type I human collagen, it is more homogenous than collagen derived from animal or human tissue sources. The high level of homogeneity of our rhCollagen allows the formulation of extremely high concentrations of monomeric, or single-molecule, collagen, up to 150-200mg/ml, which is at least 10 to 100 times higher than the concentration achieved with tissue-derived collagen. The high concentration of homogeneous monomeric collagen is of particular importance where strong collagen fibers are needed for 3D scaffolds. The homogeneity of our rhCollagen enables us to engineer consistent and reproducible products with a controlled degradation rate which can be optimized to the targeted indication. Achieving the same level of engineered performance would be difficult, if not impossible, with tissue-derived collagen that varies from batch to batch.

●	Improved safety and greater purity. Our pure rhCollagen does not induce an immunogenic response, whereas impurities carried over from the source of tissue-derived collagen can lead to immune system rejection. In vitro studies performed under an academic collaboration have demonstrated that rhCollagen incubated with activated THP1-macrophages produces significantly lower levels of inflammatory cytokines when compared with bovine collagen that is similarly incubated. This demonstrates that animal-derived collagen can provoke a foreign body response not seen with rhCollagen, which delays healing and increases scarring. Further, with our rhCollagen, there are no potential side effects in the growth of tissue because there are no residues of growth factors. In addition, with tissue-derived collagen, there is a possibility that the animal or human from which the collagen was produced was infected with a virus, prion, or other pathogen. With our rhCollagen there is no known risk of transmitting diseases and pathogens.

●	Novel applications. Due to our ability to control the protein at the molecular level, it is possible to use our rhCollagen to produce products with unique physical features, as well as high repeatability, which is not possible with tissue-derived collagen. As compared to tissue-derived collagen, rhCollagen membranes have shown better thermal stability, improved tensile strength due to alignment of the collagen fibers, and higher levels of transparency. In addition, rhCollagen can be used to produce high concentration solutions of collagen at low viscosities. The unique properties of our rhCollagen make it an ideal building block for many products that we believe cannot currently be produced using tissue-derived collagen, such as BioInks for 3D printing, artificial tendons, and transparent ophthalmic products.

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

Our Market Opportunity

Our rhCollagen represents a platform for the development of products addressing significant opportunities in multiple markets. We are initially focused on the regenerative medical and aesthetics market, aiming to become a global leader in these markets. We are developing, together with our development partner, AbbVie, a dermal and soft tissue fillers. Per the AbbVie Development Agreement, we have the potential to receive additional milestones and option products payments, as well as receive meaningful royalties on product sales. AbbVie continues to advance the filler program which is now in clinical studies.

We are developing a 3D-bioprinted breast implants, which are developed to regenerate breast tissue and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures. In December 2023 we initiated a pre-clinical trial to evaluate commercial-size, 3D-bioprinted, regenerative breast implants.

We see a significant opportunity to use our rhCollagen platform to develop products to address additional indications in these markets as well as in new markets, including cardiovascular, orthobiologics, and ophthalmic markets. We believe that the potential addressable market opportunity for products using our rhCollagen and 3D-bioprinting technology is even greater than the market size served by currently available collagen-based products, mainly due to continued unmet medical needs and the utilization of 3D-bioprinting technology for tissue and organ manufacturing.

Regenerative Medicine and Aesthetic Markets

Dermal fillers are gaining popularity all across the globe due to increasing trend of using anti-aging treatments, growing aging population, demand to look younger and the use of social media. According to the American Society of Plastic Surgeons, comparing the 2022 procedural statistics to 2019, cosmetic surgery procedures have grown by 19%. Minimally invasive procedures gained traction throughout 2022, offering quicker recovery and almost instant results. In addition, the use of dermal fillers saw a 70% jump for men since 2019. More and more companies are in the search for safer and longer lasting fillers.

Broadly, facial fillers can be divided into four categories: autologous fat, collagens, hyaluronic acid, and synthetic fillers (e.g., Calcium hydroxylapatite, Polylactic acid). According to Global Market Insights Inc., in 2022, hyaluronic acid comprised the largest category of the dermal filler market, with approximately 55% market revenue share, and is expected to register around $8.6 billion by 2032. In addition, according to the American Society of Plastic Surgeons, hyaluronic acid injectable fillers were ranked second in popularity among the top Cosmetic Minimally Invasive Procedures for 2022.

According to Global Market Insights Inc., global dermal filler market size accounted over $5.5 billion in 2022 and is estimated to grow at 10.5% to reach $14.8 billion by 2032.

Our regenerative breast implants addressing a $2.9 billion global breast implant market. Additionally, breast reconstruction and augmentation procedures represent the second most common plastic surgery procedure performed worldwide today. The most common breast augmentation or reconstruction procedures today are based on synthetic silicone breast implantations, an artificial substitution for natural regenerated tissue with risks of complications.

Currently, to our knowledge, there are no commercial products that allow regeneration of soft tissues such as the breast. In the U.S. alone, hundreds of thousands of people per year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s breast implants that are comprised of the Company’s proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

The global breast implant market size reached US$ 2.9 Billion in 2023. Looking forward, IMARC Group expects the market to reach $4.1 billion by 2032, exhibiting a compound annual growth rate (CAGR) of 3.7% during 2024-2032.

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

Grand View Research Inc. estimates that the global 3D bioprinting market size was valued at $2.0 billion in 2022 and that the global market is expected to grow at a compound annual growth rate (CAGR) of 12.5% from 2023 to 2030. The growth of the global market is largely driven by increasing large demand of tissues and organs for transplantation and the innovations and advancements in technology for 3D bioprinting. A large number of people across the globe are waiting for an organ or tissue transplant, due to the large gap in demand for organ transplants and donors. This has created traction in the 3D bioprinting industry for developing live tissues and organs. Different companies along with academic institutes and laboratories are investing capital for 3D bioprinting research and development. Some of the other factors driving the growth of the global market include increasing research and development activities and increasing compliance for 3D bioprinting in drug discovery processes. Growing stem cell research and increasing adoption of 3D bioprinting in cosmetic industry are expected to create ample growth opportunities for the global market.

Orthopedic and wound care

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

Chronic complex musculoskeletal injuries that are slow to heal pose challenges to physicians and patients alike. Orthobiologics use cell-based therapies and biomaterials to help injuries heal more rapidly with a superior outcome. These products are made from substances that are naturally found in the body, which dynamically interact with the musculoskeletal system to facilitate the healing of bone, cartilage, meniscus, tendons, and ligaments affected by disease or injury. Orthobiologics products are spread across all segments of the larger orthopedic market, generating much of the growth within orthopedics. According to Fortune Business Insights, the global orthobiologics market size was valued at $8.36 billion in 2022 and is projected to grow $8.77 billion in 2023 to $12.78 billion by 2030, exhibiting a CAGR of 5.5% during 2023-2030.

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

The global advanced wound care market in terms of revenue was estimated to be worth $11.2 billion in 2022 and is poised to reach $17.7 billion by 2027, growing at a CAGR of 9.4% from 2022 to 2027, according to MarketsAndMarkets. The three major market segments are device-based wound care, comprised of negative-pressure wound therapy and hydrosurgery systems; moist wound care, comprised of dressings that create and maintain a moist environment; and biologics, comprised of bioactive technologies that provide new approaches to debridement and dermal repair and regeneration.

Our Strategy

All of our activities are driven by our goal to become the global market leader in regenerative and aesthetic medicine. As a disruptive technology company, we are facing the need to identify target customer populations, open new markets and establish unique business models for revenue generation. Our value creation is based on our sales of rhCollagen based products to our partners and selected customers, milestone payments and royalties on future sales of our partners. Our business model includes:

1.	In-house development of biofabricated scaffolds and tissues. Our current product pipeline addresses a multi-billion-dollar market.

2.	In-licensing of our rhCollagen technology, and/or sales of rhCollagen and rhCollagen-based bioinks formulations, that constitute the ideal building blocks for regenerative medicine applications.

3.	Co-development of more complex tissues and organs with tire-1 partners as well as collaborations with recognized universities and research organizations.

We intend to continue to develop additional products, both independently and with strategic collaborators, initially in 3D-bioprinting of tissues and organs, and medical aesthetics markets and subsequently in other high value markets, based on our rhCollagen. We believe the market-leading characteristics of our rhCollagen will create attractive collaboration opportunities for our products, and we intend to selectively establish collaborations and strategic partnerships with respect to our current and future products in order to accelerate their development and commercialization. We established a collaboration with Allergan aesthetics, an AbbVie company, as part of the AbbVie Development Agreement, and we intend to engage with similar well-established companies whose distribution networks are deeply entrenched. We remain engaged in partnering dialogs with several industry leaders and academic institutions interested in our rhCollagen technology and expertise in 3D-bioprinting, to develop therapeutics, medical and aesthetics applications. Our product pipeline and our research and development program are expected to yield new products in the coming years.

Our rhCollagen is a platform technology which can be utilized in a broad range of therapeutic, aesthetic, and other medical applications, and in particular in emerging industries such as 3D-bioprinting which we believe cannot be adequately addressed with currently available collagen technologies. We believe our platform technology, and the knowledge and expertise we have gained in its development, will enable the development, both independently and with collaborators, of differentiated products in multiple industries with a short time to market.

Our Products and Product Candidates

Dermal Filler and Soft Tissue Fillers

In February 2021, we entered into the AbbVie Development Agreement with Allergan aesthetics, an AbbVie company, pursuant to which we and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. In June 2023, we announced the achievement of a milestone with respect to the clinical phase dermal and soft tissue filler product, which triggered a $10 million payment from AbbVie to us. AbbVie continues to advance the filler program which is now in clinical studies.

Pursuant to the AbbVie Development Agreement, we granted to AbbVie and its affiliates, worldwide exclusive rights to use our rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products. Further, pursuant to the AbbVie Development Agreement, we granted to AbbVie and its affiliates, a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of our rhCollagen for the commercialization and sale of an injectable breast implant product and a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of our rhCollagen for the commercialization and sale of a photocurable dermal filler product, each an “Option Product” and together, the “Option Products”. Other than under the AbbVie Development Agreement, we agreed not to research, develop or commercialize our rhCollagen for use with any Exclusive Products during the term of the AbbVie Development Agreement or grant any third party any rights to our rhCollagen technology that would conflict with rights granted to AbbVie.

Pursuant to the AbbVie Development Agreement, we successfully developed an aseptic process for sterile rhCollagen that meets certain specifications as set forth in the Development Agreement. The sterile rhCollagen is under stability test that is scheduled to end in 2025. In addition, the Development Agreement provides that later on, we and AbbVie will enter into a supply agreement whereby we will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used solely for the development and manufacture of the Exclusive Products and Option Products.

The AbbVie Development Agreement provides that with respect to the Exclusive Products we shall be entitled to receive up to $50 million comprised of an upfront cash payment of $14 million, which was paid in February 2021, and up to $36 million in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones, of which $10 million was paid in July 2023 following the achievement of a milestone with respect to the clinical-phase dermal and soft tissue filler product candidate. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie. In addition, with respect to the Option Products, we shall be entitled to receive up to $53 million in proceeds, including a one-time non-refundable payment, as well as milestone payments that are payable upon the achievements in certain clinical trials, regulatory approvals and commercial sale milestones, plus a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term and a fee for the supply of rhCollagen to AbbVie.

Unless earlier terminated, the AbbVie Development Agreement will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a product in a particular country, and (ii) 10 years from the first commercial sale of such product in such country. Following expiration (unless earlier terminated), the rights granted to AbbVie in the AbbVie Development Agreement will continue on a non-exclusive, fully paid-up, royalty-free, perpetual and irrevocable basis. The Development Agreement may be terminated early by either party for material breach or bankruptcy. In addition, AbbVie may terminate the AbbVie Development Agreement at any time immediately upon written notice to CollPlant if AbbVie reasonably believes that it is not advisable for AbbVie to continue to develop or commercialize the Exclusive Products under the AbbVie Development Agreement as a result of a perceived serious safety issue regarding the use of any Exclusive Product or upon 60 days’ written notice, for any or no reason, with respect to its rights under the Agreement on an Exclusive Product-by-Exclusive Product or country-by-country basis.

In addition, we are currently developing a photocurable regenerative dermal filler, which is one of AbbVie’s Option Products, and is designed to address the need for more innovative aesthetic products to treat wrinkles. In this regard, in early 2023 we completed a 12-month preclinical study with our photocurable regenerative dermal filler, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard.

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

3D-Bioprinted Breast implants

Current breast reconstruction in the market is based on synthetic breast implantation and free flap surgery/autologous fat tissue transfer, all of which replace tissue rather than regenerate it. Breast augmentation and reconstruction through silicone implants, which are among the most popular surgical procedures, are associated with high risk for adverse events.

Our implants in development are bioprinted and loaded with compositions that are based on rhCollagen, and other biomaterials. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue.

The following diagram demonstrate the phases of breast implant product candidate production and implementation.

In January 2023, we successfully completed a large-animal study for our 3D bioprinted regenerative breast implants with full achievement of study objectives, demonstrating tissue regeneration which included the formation of maturing connective tissue and neovascular networks. The histological analysis of the implants demonstrated progressive stages of tissue regeneration after three months, as indicated by the formation of maturing connective tissues and neovascular networks. The development of native tissue was synchronized with the degradation process of the implant, which was consistent with the desired outcome observed during the trial. There was also no indication of adverse reaction noted within the implants and the surrounding tissue.

In December 2023, we initiated a pre-clinical trial to evaluate commercial-size, 3D-bioprinted, regenerative breast implants. The primary goal of this study is to obtain data which would than support the optimization of the implant design and imply this design to a pivotal large-animal study that is intended to be the subject of discussion with the FDA.

In addition, we were in the initial stages of developing injectable breast implants, and an RTM for use in breast reconstruction procedures in combination with an implant. However, we decided to temporarily defer the development of both these products in order to concentrate our efforts on advancing the development of our 3D-bioprinted regenerative breast implants. We will consider resuming the development of both the injectable breast implants and RTM based on our 3D-bioprinted breast implant program progress. In June 2021, we signed a co-development agreement with 3D Systems for the development of the RTM, which was terminated in March 2023. The injectable breast implant is one of AbbVie’s Option Product under the AbbVie Development Agreement.

Bioink for 3D printing of tissues & organs

3D-bioprinting is being applied to the field of regenerative medicine to address the need for complex scaffolds, tissues, and organs that are suitable for transplantation. We have developed rhCollagen-based bioinks that are optimized and provides an ideal building block for the three-dimensional bioprinting of tissues and organs.

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

CollPlant’s bioink based on rhCollagen – building block for tissue and organ manufacturing.

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

We have initiated several research collaborations with biotechnology and medical device companies, as well as academic and research institutions. These collaborations include development of technology for 3D-bioprinting of life-saving organs and different tissues, using our bioink formulations. Our collaborations are generally structured such that our partners provide research funding and purchasing of our bioink to cover the scope of work, in part or in full. This funding is typically reflected as collaboration revenues in our financial statements. Upon entering into a collaboration, we disclose the financial details only to the extent that they are material to our business and not subject to confidentiality agreements with our partners. Research collaborations with academic or research institutions typically involve both us and the academic partner contributing resources directly to projects, but also may involve sponsored research agreements where we fund specific research programs.

In 2021 we announced the commercial launch of our rhCollagen-based bioink platform, by launching our first commercial bioink, Collink.3D™ 50 for use in 3D-bioprinting. Collink.3D™ 50, our first commercially available rhCollagen-based bioink product that was designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants.

In November 2022, we launched Collink.3D™ 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues.

In January 2023, we launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D-bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

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

As part of our regulatory strategy, we first developed and achieved a CE marking for a collagen-based non-invasive dressing, VergenixWD. We pursued a CE mark for this product as a predicate product for achieving in 2016 CE marking for our VergenixSTR and VergenixFG product in the European Union. To date, we have sold a few thousands kits of VergenixSTR and VergenixFG to distributors, and those kits have treated patients in several European countries.

In 2017, we created a division focused on development of collagen-based biological ink following the expansion of our research activities in the field of 3D biologic printing of organs and tissues.

In 2018, we filed a provisional patent application for photocurable dermal fillers comprising rhCollagen and hyaluronic acid, for the aesthetics market. This application represents an integral part of our strategy to expand the uses for rhCollagen into new, high value markets. The subject provisional application has matured into granted patents in the U.S. (U.S. Patent No. 11,801,329), Australia, Israel and Japan, and has received allowance in Brazil. Applications are still pending in Europe, China, South Korea, U.S., Japan, Australia, Canada, Israel and Brazil.

In October 2018, we entered into a License, Development and Commercialization Agreement with LB, or the United License Agreement, pursuant to which we and LB collaborated in 3D bio-printing development of lungs for transplant in humans. On February 24, 2021, we received a notice of termination from LB of the United License Agreement, and the termination went effective on March 26, 2021. Under the United License Agreement we received an upfront cash payment of $5 million in November 2018 and a further $3 million in September 2020 following the exercise of an option under the United License Agreement.

In August 2019, we announced that we are developing 3D-bioprinted implants for regeneration of breast tissue and that we successfully produced first prototypes. The implants are comprised of our rhCollagen and additional materials and are intended to promote breast tissue regeneration. Eventually, the scaffold is designed to degrade and be replaced by newly grown natural breast tissue, that is free of any foreign material.

In January 2020, we announced that we became part of a new public-private Manufacturing USA initiative, or ARMI. Headquartered in Manchester, New Hampshire, ARMI brings together a consortium of over 150 partner organizations from industry, government, academia and the non-profit sector to develop next-generation manufacturing processes and technologies for cells, tissues and organs. We intend to contribute our expertise to advance the entire science and industry of bioengineering and manufacturing.

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we are selling our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which incorporates our product into cell culture media kits. The agreement follows the companies’ established business relationship, which started in 2014 when STEMCELL began purchasing and incorporating our rhCollagen into some of its cell culture expansion and differentiation media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL distributes the kits globally for use in the regenerative medicine research market.

In February 2021, we entered into the AbbVie Development Agreement, pursuant to which we and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. In June 2023, we announced the achievement of a milestone with respect to the clinical-phase dermal filler product under the AbbVie Development Agreement, which triggered a $10 million payment from AbbVie to us.

In November 2021, we launched Collink.3D 50 for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants.

In November 2022 we launched Collink.3D 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D 90 is complementary to our first commercial bioink, Collink.3D 50.

Also in November 2022, we entered into a license and research agreement with Tel Aviv University and Sheba Medical Center hospital, to co-develop a ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. The model was intended to be used in personal medicine applications for the treatment of ulcerative colitis, an inflammatory bowel disease affecting millions of individuals worldwide. In November 2023, we elected to terminate our collaboration agreement with Tel Aviv University and Sheba Medical Center and continued to develop this program on our own. The program was later put on hold as we decided to focus our resources in advancing our 3D-bioprinted regenerative breast implants and dermal and soft tissue fillers programs. We intend to revisit the ‘gut-on-a-chip’ program and consider its initiation once resources become available.

In January 2023, we announced the successful results of our first large-animal study in 3D-bioprinted regenerative breast implants, which demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported.

Also in January 2023, we launched Collink.3D 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

In April 2023, we announced a joint development and commercialization agreement with Stratasys to collaborate on the development of a solution to bio-fabrication human tissues and organs, using Stratasys’ P3 technology-based bioprinter and our rhCollagen-based bioinks.

In November 2023, we announced that the U.S. Patent and Trademark Office has granted a patent that covers CollPlant’s photocurable dermal filler product candidate, being developed for the aesthetics market. U.S. Patent No. 11,801,329 is directed, among other things, to a method of filling tissue space under the epidermis by introducing a polymerizable filler solution into the tissue space and applying external light to induce in-situ polymerization. This newly issued patent is related to CollPlant’s photocuring technology and serves as the basis of its photocurable dermal filler product pipeline currently under development. The polymerizable solution injected into the tissue space is comprised of a chemically modified recombinant human collagen (rhCollagen) and other constituents such as hyaluronic acid.

In January 2024, we announced that we initiated a pre-clinical trial to evaluate commercial-size, 3D-bioprinted, regenerative breast implants. A primary goal of this study is to obtain data which would then support the optimization of the implant design and apply this design to a pivotal large-animal study that is intended to be the subject of discussions with the FDA.

Future Development

To facilitate efficient development, our management holds regular research and development meetings where they prioritize development projects and determine future products. The prioritization process is based on several factors, including our business plan, commercial potential of the products, time to market, cost of development, feasibility of the project, regulatory pathway and our established strategic objectives.

We periodically examine the continued development of other collagen-based products that we have conceived. Each one of our current products or product candidates offers a platform to product derivatives that can address other indications and contribute to our pipeline and revenues.

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

We produce the rhCollagen from the tobacco plants at our facilities in Yessod Hama’ala and Rehovot, Israel. We believe that we currently have the ability to produce sufficient quantities of quality recombinant type I human collagen to support our product development activities and sales until 2027. Our activities are focused on yield improvement, scale-up, and cost reduction.

In late 2021, we initiated a plan to upgrade our production site in Israel into a large-scale integrated facility, in order to accommodate expected future increase in demand. We will continue with the plan once there is a surge in demand and the necessary funds are secured for its execution.

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

Sales, Marketing, and Distribution

We sell our bioinks and rhCollagen directly to our business partners, collaborators and selective customers. We anticipate that any products we develop in collaboration with a strategic partner or collaborator, such as dermal fillers which are based on our rhCollagen for the medical aesthetics, will be marketed by the partner’s sales force, such as AbbVie.

We have been marketing and distributing VergenixSTR and VergenixFG in the European market with business partners since 2016. Currently we have one distributor in Europe for the VergenixFG. We also have one distributor for VergenixSTR and VergenixFG in Brazil. We continue exploring opportunities to distribute our Vergenix products in additional countries.

In 2020, we announced that we signed an agreement for distribution of VergenixFG with a Swiss-headquartered pharmaceutical group in six Commonwealth of Independent States (CIS) countries: Belarus, Kazakhstan, Georgia, Azerbaijan, Armenia and Uzbekistan. In July 2021, the agreement was extended to additional territories: Hong Kong, Denmark, Switzerland, Estonia, Latvia and Lithuania. This agreement was terminated in December 2023 by mutual consent.

We have undertaken post marketing surveillance, or PMS, studies for both VergenixSTR and VergenixFG with our European key opinion leaders and physicians to generate additional clinical data that demonstrates the efficacy, safety and clinical benefit of these products. These PMS studies are intended to facilitate market adoption of our products in Europe, to confirm product safety and performance as well as to provide additional clinical evidence in support to regulatory filing and submission to other regulatory agencies in the future.

Our proprietary Vergenix products are marketed, and intended to be marketed, to physicians, hospitals, and clinics. We plan to expand the awareness of rhCollagen and our rhCollagen-based products to the end users through the publication of clinical trial data as well as marketing studies we may conduct, along with participation in academic and industry conferences. We will also market our rhCollagen to companies who are developing products using collagen and that do not compete with our primary end products. We anticipate entering into collaborations or partnerships with these companies where we would supply them with rhCollagen for use in their products in return for royalties.

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

The main competitors to our dermal/soft tissue fillers that are in development with AbbVie include Galderma, Merz Aesthetics, Sinclair and AbbVie.

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

The main competitors to our photocurable dermal fillers that are in development include the main commercially available hyaluronic acid dermal filler brands by Galderma, Sinclair and Merz.

Our VergenixSTR product competes with companies that sell steroid injections and PRP kits, including, among others, Zimmer Biomet., Harvest Technologies Corporation, and Arteriocyte Medical Systems Inc.

The main competitors to our VergenixFG product are products based on tissue-derived collagens. Manufacturers of these products include, among others, Integra Lifesciences Corporation, Organogenesis, Wright Medical Technology Inc., Smith & Nephew, Molnlycke, Convatec, Coloplast, and Urgo.

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

Patents

As of March 20, 2024, we have a global patent portfolio that is comprised of fifteen patent families. More than four dozen of the patent applications have been issued as patents or will issue soon, having been allowed by the relevant patent offices, of which six are European Patents validated in several member states. We have an exclusive ownership of fifteen issued patents in our patent portfolio that cover methods of producing collagen in plants and three issued patents that cover methods of processing recombinant collagen. These issued patents are expected to expire in 2025-2028. We have a pending patent family covering specific collagen producing plants based on their genetic arrangement. If granted, it could provide patent protection for the collagen producing plants until 2039. Our patent portfolio also includes patent families that cover different uses of collagen including 3D Bioprinting, dermal fillers and soft tissue fillers which, if granted, could provide patent protection for particular formulations and uses of the rhCollagen until 2038-2041.

In addition, our patent portfolio includes patents, some of which are jointly owned with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum.

We are not aware of any impediments to the patent applications being granted in the United States or other jurisdictions. However, some of our patent applications may never issue as patents, and our issued patents and any that may issue in the future may be challenged, invalidated or circumvented.

Trademarks

We have registered the marks VERGENIX and COLLINK.3D in several countries and have several more applications directed to COLLINK.3D pending.

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

Approval by Health Authorities

The following is a summary review of the laws and regulations governing our operations or those of our partners. Our end products are medical and aesthetics products, and their marketing, once development is complete, is contingent upon approval of the health authorities in every country in which the products will be marketed:

Israel

Our operations are subject to permits from the Ministry of Health, or the MoH, on two levels:

●	First, the registration of medical devices, importing and marketing the medical devices and accessories, and issuing the documentation necessary for the export of medical devices from Israel is governed by the Medical Devices Law, 5712 – 2012, or the Medical Devices Law. The Medical Devices Law sets forth obligations of registration of medical devices in Israel. Under the Medical Devices Law, medical devices may be manufactured and marketed in Israel only if they are first registered with the Medical Devices Department of the MOH, also referred to as the “AMAR”, which manages a registry for medical devices.

●	Second, pertaining to research and development. Clinical trials in humans are subject to the approval of the Helsinki Committee (an ethics committee) of the institution conducting the trial, which is governed by the Public Health Regulations (Trials in Human Beings), 1980, including all amendments until 1999, or the Trials in Human Subjects Regulations and are conducted in accordance with the Guidelines for Clinical Trials in Human Subjects issued by the MOH, or the Guidelines, and the guidelines of the Declaration of Helsinki, or any other approval required by the MOH. According to the Trials in Human Subjects Regulations and the Guidelines, the Helsinki Committee must plan and approve every experimental process that involves human beings. The institutional Helsinki Committee acts in the medical institution where the trial is performed and is the body that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator, submits a trial protocol to the committee on behalf of the requesting party. The committee forwards its decisions regarding the requests for clinical trials that were approved by the committee to the manager of the medical institute and the manager has the authority to approve the requests, and in some cases the additional approval of the MOH will be required. According to the procedure for medical trials in human beings set forth by the MOH, the Helsinki Committee will not approve performance of a clinical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (i) the anticipated benefits for the participant in the clinical trial and to the requesting party to justify the risk and the inconvenience involved in the clinical trial to its participant; (ii) the available medical and scientific information justifies the performance of the requested clinical trial; (iii) the clinical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed, and precise manner in the protocol of the clinical trial, conforming with the Declaration of Helsinki; (iv) the risk to the participant in the clinical trial is as minimal as possible; (v) optimal monitoring and follow-up of the participant in the clinical trial; (vi) the initiator, the principal investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the clinical trial, including qualified personnel and required equipment; and (vii) the nature of the commercial agreement with the principal investigator and the medical institute does not impair the adequate performance of the clinical trial.

All phases of clinical trials conducted in Israel must be conducted in accordance with the Trials in Human Subjects Regulations, including amendments and addenda thereto, the Guidelines, and the International Conference for Harmonized Tripartite Guideline for Good Clinical Practice. The Trials in Human Subjects Regulations and the Guidelines stipulate that a medical study on humans will only be approved after the Helsinki Committee at the hospital intending to perform the study has approved the medical study and notified the relevant hospital director in writing. In addition, certain clinical studies require the approval of the MOH. The relevant hospital director, and the MOH, if applicable, also must be satisfied that the study is not contrary to the Declaration of Helsinki or to other regulations.

In June 2017, we received AMAR approval for VergenixFG and started treating patients in Israel. In March 2018, we received AMAR approval for VergenixSTR.

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

European Union

Legal Requirements for Medical Devices in the EU

EU law on medical devices is governed by Regulation EU 2017/745, or the EU MDR, which repealed and replaced Council Directive 93/42/EEC, or MDD, and Regulation 2017/746 on in vitro diagnostic medical devices. The EU MDR became fully applicable on May 26, 2021. On March 20, 2023, the EU MDR has been amended by Regulation (EU) 2023/607. Regulation (EU) 2023/607 extends the validity of certificates issued under the Medical Devices Directives (MDD) that were valid on the day of the MDR’s date of application (26 May 2021) and have not been withdrawn by a Notified Body. Under certain conditions, devices certified under MDD or AIMDD may be placed on the market until 31 December 2027 for Class III and Iib implantable devices or 31 December 2028 for lower risk devices (Is, Im, Iia, Iib devices non implantable)

Under the Medical Device Regulation or EU MDR, medical devices must meet the EU MDR, requirements and have a CE mark prior to marketing in the European Union, or EU. CE marking is the uniform labeling system of products designed to facilitate the supervision and control of the EU concerning manufacturers’ compliance with the various regulations and directives of the EU and to clarify the obligations imposed in the various legislative provisions in the EU. Use of a uniform product labeling indicates compliance with all of the directives and regulations required for the application of such labeling, and it is effective as a manufacturer’s declaration that the product meets the required criteria and technical specifications of the relevant authorities such as health, safety, and environmental protection. CE marking ensures free trade between the EU and European Economic Area (or EEA) countries (Iceland, Liechtenstein, and Norway) and other countries that have mutual recognition agreements with regard to medical devices with the EU, in particular Turkey, and permits the enforcement and customs authorities in European countries not to allow the marketing of similar products that do not bear the CE mark. With regard to Switzerland, the respective mutual recognition agreement was not renewed in time to implement the MDR and as a result, Switzerland currently has the status of a third country with regard to EU medical devices law. As a result, EU law compliant medical devices are not freely traded with Switzerland but instead, additional requirements have to be met for CE-marked medical devices to be shipped to Switzerland, and vice versa.

CE-marking requires the performance of a conformity assessment procedure to establish that a product meets the essential requirements under the EU MDR. The nature of the conformity assessment procedure and the data required under it – including the question of whether or not a clinical investigation of a device is required – depends on, inter alia, the risk class of the respective device and the extent to which safety data is already available. Devices of the lowest risk class, class I, are mostly subject to mere self-certification by the manufacturer, while devices of higher risk classes, i.e., classes Iia, Iib and III, require a comprehensive quality system program, and other aspects to be reviewed by a Notified Body, or NB. An NB is a private entity vested with certain competencies and designated by the national governments of the EU member states to make independent judgments about whether a product complies with the EU requirements for medical devices and to grant the CE certificate if the manufacturer, and the product, comply with specified terms. After receiving the CE-certificate, we must pass a review carried out by the competent NB annually, under which it audits our facilities to verify our compliance with the ISO 13485 quality system standard. The CE-certificate is a requirement for the declaration of conformity we issue for our medical devices and for our legitimate affixing of the CE-mark to our products.

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

In 2016, we received the CE certification for VergenixFG and VergenixSTR from our notified body DEKRA. These CE certifications were renewed in 2018 under the requirements of the MDD for 5 years i.e. until July 2023. Following the adoption of Regulation (EU) 2023/607 in March, 2023, CollPlant fulfilled the applicable conditions to quality for the CE certifications extension and as a result, DEKRA (CollPlant EU NB) extended the VergenixFG CE certification to December 31, 2028 and the VergenixSTR CE certification to December 31, 2027.

Before the current CE-certificates expire, we are required to obtain new CE-certificates under the MDR Certification under the MDR is harder to achieve, as many products are subject to increased requirements due to higher risk-classification and the fact that the MDR generally provides higher requirements. Also, our general obligations inter alia with regard to registration, labelling, traceability, post-market surveillance have increased now that the MDR is fully applicable.

In February 2019, we received ISO 13485 certification by DEKRA for the manufacturing and purification of our rhCollagen in our production site at Rehovot. In July 2023, the scope of the ISO 13485 has been extended to also cover medical aesthetics products. The current ISO 13485 certification is valid until July 1, 2026.

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

The Innovation Law and the IIA

Below is a description of the main obligations and restrictions imposed on a recipient of an IIA grant, or, Recipient Company, under the Innovation Law and the IIA’s rules and guidelines, with respect to the use of its IIA Funded Know-How:

●	Royalty Payment Obligation. In general, the Recipient Company is obligated to pay the IIA royalties from any income deriving from products (and related know-how and services), whether received by the Recipient Company or any affiliated entity, developed (in all or in part), directly or indirectly, as a result of an Approved Program, or deriving therefrom, at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs, depending on the type of the Recipient Company - i.e., whether it is a “Small Company,” or a “Large Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus Annual Interest For a File (as such term is defined in the IIA’s rules and guidelines). As of December 31, 2023, we paid royalties to the IIA in the total amount of $3.1 million.

●	Reporting Obligations. The Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Programs and the related research expenses, and regarding the scope of sales of the Recipient Company’s products). In addition, any direct change in control of a Recipient Company must be notified to the IIA. In the event that a non-Israeli entity or a non-Israeli citizen or resident person becomes an “Interested Party” (as such term is defined in the Israeli Securities Law, 5728-1968, or, the Israeli Securities Law) in the Recipient Company, notification to the IIA is required, accompanied by a written undertaking (in the form available on the IIA’s website) by such party to be bound by the Innovation Law, the regulations promulgated thereunder, the IIA’s rules and guidelines and the terms of the Approved Program.

●	Local Manufacturing Obligation. Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel in a manner that exceeds the manufacturing capacity that was declared in the Recipient Company’s original IIA grant application, is subject to prior written approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate, which event requires only a notice to the IIA, which shall be provided in writing prior to the transfer of such manufacturing rights abroad, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). In general, the transfer of manufacturing capacity outside of Israel may be subject to an increase in the royalties’ cap (depending, inter alia, on the manufacturing volume that is performed outside of Israel) and such transfer will be subject to payment of royalties in accelerated rate.

●	IIA Funded Know-How transfer limitation. Under the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except with the approval of the IIA Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received plus Annual Interest, as such term is defined in the IIA’s rules and guidelines), or the Redemption Fee. For calculating the Redemption Fee which shall be paid to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel, inter alia, the following factors will be taken into account: the scope of the IIA support received, the royalties that have already paid to the IIA, the amount of time that has lapsed since the Recipient Company has finalized the IIA Approved Program, the sale price and the form of transaction. A transfer for the purpose of the Innovation Law means an actual sale of the IIA Funded Know-How, or any other transaction which in essence constitutes a transfer of such know-how (such as, providing an exclusive license to a foreign entity for R&D purposes, which precludes the Recipient Company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law.

Subject to the IIA’s prior approval, a Recipient Company may transfer IIA Funded Know-How to another Israeli company, provided that the acquiring company assumes all of the Recipient Company’s responsibilities towards the IIA. Such transfer will not be subject to the payment of the Redemption Fee, however, the income from such transaction will generally be subject to the obligation to pay royalties to the IIA (other than in specific circumstances that will be examined by the IIA, mainly when the transfer is between related entities).

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

The obligation to comply with the Innovation Law and the IIA’s rules and guidelines (including with respect to the restriction of the transfer of IIA Funded Know-How and manufacturing rights outside of Israel) remains in effect even after full repayment of all amounts payable to the IIA. Once a Redemption Fee is paid on a transfer of IIA Funded Know-How outside Israel, all obligations towards the IIA (including the royalty obligation) cease.

Israeli Ministry of Agriculture

The process of growth of transgenic plants and the treatment thereof is subject to the regulations published by the Israeli Ministry of Agriculture and the approval of the Ministry of Agriculture to engage in the cultivation of recombinant plants. Although the Ministry of Agriculture requirements do not necessarily apply to our operations, we hold a valid permit from the Plant Protection and Inspection Services Administration, for growing tobacco plants in greenhouses in our site at Yessod Hama’ala, Israel, as well as in all of our subcontractors’ facilities.

Business Licensing

Under the Israeli Licensing of Businesses Law, to which our production sites and laboratories are subject, operating a business without a license or temporary permit is a criminal offense. Both of our sites in Rehovot, and our production site at Yessod Hama’ala, have valid business licenses.

Planning and Zoning

The Israeli Planning and Zoning Law, sets provisions and obligations, inter alia, regarding the licensing process for a new building, including building permits, non-conforming use and easements, the supervision over its construction, and the required occupancy permits. According to the Planning and Zoning Law, work or use of land without a permit where such permit is required, a deviation from the permit granted, or use of agricultural land in violation of the law, constitutes a criminal offense.

We have recently learned upon internal inspection that permits for certain of the structures on our production site at Yessod Hama’ala are missing. We are in correspondence with the relevant authorities, including the regional council, and are in the process of obtaining the necessary permits. To date, the site remains open and fully operational, and we have not experienced any adverse effects resulting from our need to obtain the said permits.

Employees

As of March 20, 2024, we had 75 employees, including 23 in research and development, 39 in manufacturing and 13 in general and administrative positions. 14 of our employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

In addition, we engage consultants and service providers through contractual agreements for specific company projects.

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

In September 2023, we announced that we joined the United National Global Compact, the world’s largest initiative for sustainable and responsible corporate governance. As a member of this voluntary leadership platform, we strengthen our commitment to operate sustainably as it is also producing sustainable alternatives to the regenerative and aesthetics medicine products and technologies that currently exist.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and, are not aware of any pending or threatened material legal or administrative proceedings against us.

C. Organizational Structure

We currently have two subsidiaries: our wholly owned subsidiary CollPlant Ltd., which is incorporated in the State of Israel, and CollPlant Inc., a wholly owned subsidiary of CollPlant Ltd., which is incorporated in Delaware.

D. Property, Plant and Equipment

Our corporate headquarters and research lab center are located in the Weizmann Science Park in Rehovot, Israel. We entered into a lease agreement in November 2018, for an aggregate of 13,450 square feet of office and laboratory space. In September 2021, we executed an addendum to the lease for an additional 2,800 square feet. The term of the lease is for 65 months, commencing on November 15, 2018 and ending on April 15, 2024 , following which, the lease will be automatically extended for an additional five years. The monthly rent is approximately $37,600. We have invested approximately $1.4 million in establishment of the infrastructure, offices, labs and equipment in our space, net of participation by the landlord.

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

We lease areas in Yessod Hama’ala, Israel, of approximately 64,583 square feet pursuant to a lease agreement expiring on April 30, 2027.

In addition, in July 2016, we leased additional space in Rehovot, Israel, of approximately 6,329 square feet for production activities pursuant to a lease agreement expiring on December 31, 2026, with an option to extend the lease for an additional four years.

In late 2021, we initiated a plan to upgrade our production site in Israel into a large-scale integrated facility, in order to accommodate expected future demand increase. We will continue with the plan once there is a surge in demand and the necessary funds are secured for its execution.

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

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.  Our collaborations include, among others, AbbVie, STEMCELL, the Advanced Regenerative Manufacturing Institute, Stratasys and the RegenMed Development Organization.

We are in collaboration with AbbVie under the AbbVie Development Agreement, pursuant to which we and AbbVie are in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

Our rhCollagen bioink product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue, aim to provide a revolutionary alternative to the current practices. The implants in development are printed and loaded with compositions that are based on rhCollagen and other components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue.

In recent years, we have financed our operations primarily with revenues from sales of our products, license of our technology and development milestone achievement payments from business partner, as well as from net proceeds from private and public offerings on Nasdaq Global Market. Prior to this, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the IIA.

Since our inception, we have incurred significant losses. Our net loss was $7.0 million and $16.9 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $96.7 million.

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

Financial Operations Overview

Revenue

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based bioinks and products, our strategic partners successful commercialization of the dermal filler product that is in a clinical phase, and on our ability to establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the year ended December 31, 2023, we generated revenues of approximately $11.0 million, mainly from the achievement of a milestone with respect to the AbbVie Development Agreement, which triggered a $10.0 million payment, and from sales of our bioink and rhCollagen.

Our revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer.

Cost of Revenues

Cost of revenues in our proprietary products and services includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs, share-based compensation and depreciation. Cost of revenue also includes royalties to the IIA and provisions for the costs associated with manufacturing scraps and inventory write offs.

Our balance sheet liabilities include current obligations regarding royalties that we are obligated to pay to the IIA based on sales of our products for the second half of the year, which were paid in February 2024. Our cost of revenues include royalties expenses regarding royalties on our sales to the IIA. For more information, see “Item 3.D. Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions”, and Note 6 in our consolidated financial statements for the year ended December 31, 2023.

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

Our total research and development expenses for the years ended December 31, 2023, December 31, 2022, and December 31, 2021 were $10.5 million, $10.3 million and $7.6 million, respectively. We did not apply for grants from the IIA since 2019 and we have charged all research and development expenses to operations as they are incurred.

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

Financial Income/Financial Expenses

Financial income includes interest income regarding short-term deposits and restricted deposits. Financial expenses consist of bank and other fees and exchange rate differences from the strengthening of the U.S. dollars compared to NIS.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2023, we have incurred operating losses of approximately $7.4 million for CollPlant Biotechnologies Ltd. and $60.0 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2023, 2022, and 2021.

	Year ended December 31,
	2023	2022	2021
	(USD in thousands)
Statement of operations data:
Revenues	$10,959	$299	$15,641
Cost of revenues	1,991	400	2,005
Gross profit (loss)	8,968	(101)	13,636
Research and development expenses	10,484	10,255	7,631
General, administrative, and marketing expenses	5,996	6,741	5,940
Total operating income (loss)	(7,512)	(17,097)	65
Financial income, net	493	172	172
Net income (loss)	$(7,019)	$(16,925)	$237

Revenues

We generated revenues from the achievement of a milestone under the AbbVie Development Agreement, and from the sale of our bioink, rhCollagen, and VergenixFG in the amount of $11.0 million in the year ended December 31, 2023 compared to $299,000 in the year ended December 31, 2022. The increase in revenues is mainly related to the achievement of a milestone with respect to the AbbVie Development Agreement, which triggered a $10 million payment and a $660,000 increase in sales of rhCollagen products.

We generated revenues from the sale of our BioInk, rhCollagen, and VergenixFG of $299,000 in the year ended December 31, 2022 compared to $15.6 million for the year ended December 31, 2021. The decrease in revenues mainly derived from the $14 million consideration for the license granted to AbbVie under the AbbVie Development Agreement and to a decrease in sales of bioink and Vergenix products.

Cost of revenues

We incurred cost of revenue in the amount of $2.0 million in the year ended December 31, 2023, compared to $400,000 in the year ended December 31, 2022. The increase in cost of revenues in the amount of approximately $1.6 million is mainly comprised of: (i) approximately $320,000 in royalty expenses to the IIA, mainly relating to the milestone achievement under the AbbVie Development Agreement, (ii) approximately $711,000 relating to bioinks, VergenixFG, and rhCollagen sales and (iii) approximately $570,000 related to inventory write offs.

We incurred cost of revenue in the amount of $400,000 in the year ended December 31, 2022, compared to $2.0 million in the year ended December 31, 2021. The decrease in cost of revenues in the amount of approximately $1.6 million is mainly comprised of: (i) approximately $460,000 in royalty expenses to the IIA and (ii) approximately $1.0 million relating to bioink, VergenixFG, and rhCollagen sales.

Research and Development Expenses

We incurred research and development expenses amounting to $10.5 million in the year ended December 31, 2023, compared to $10.3 million in the year ended December 31, 2022. The increase in expenses amounting to approximately $200,000 mainly derived from employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics and share based compensation expenses.

We incurred research and development expenses amounting to $10.3 million in the year ended December 31, 2022, compared to $7.6 million in the year ended December 31, 2021. The increase in expenses amounting to approximately $2.7 was comprised primarily of $1.5 million increase in research and development activities including process development and a $1.0 million increase in employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics.

General, Administrative, and Marketing Expenses

We incurred general, administrative, and marketing expenses of $6.0 million in the year ended December 31, 2023, compared to $6.7 million in the year ended December 31, 2022. The decrease in expenses amounting to approximately $700,000 is mainly comprised of: (i) a decrease of $224,000 in employees’ salaries expense, (ii) a decrease of $364,000 in share based compensation expenses mainly related to options grant in 2022 and (iii) a decrease of $73,000 in directors’ and officers insurance policy expenses.

We incurred general, administrative, and marketing expenses of $6.7 million in the year ended December 31, 2022, compared to $5.9 million in the year ended December 31, 2021. The increase in expenses amounting to approximately $800,000 is mainly comprised of employees and director’s salaries and insurance policy expenses.

Financial Income, Net

Financial income, net in the year ended December 31, 2023 totaled $493,000 compared to $172,000 in the year ended December 31, 2022.

Financial income, net for each of the years ended December 31, 2022 and 2021 totaled $172,000.

Financial income, net is mainly attributed to interest received from the Company’s short term cash deposits.

Recent Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the consolidated financial statements included in “Item 18. Financial Statements” of this Annual Report.

B. Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the TASE, Nasdaq Global Market and private placements) and government grants from the IIA. The balance of cash and cash equivalents as of December 31, 2023 and 2022 totaled $26.7 million and $29.7 million, respectively. In February 2021 we completed a registered direct offering that resulted in gross proceeds of $35 million and in the same month, we received a $14 million consideration for the license granted to AbbVie under the AbbVie Development Agreement. In June 2023, we announced the achievement of a milestone with respect to the dermal filler product under the AbbVie Development Agreement, which triggered a $10 million payment from AbbVie to us.

We plan to fund our future operations through continued sales of our proprietary products, commercialization and or out-licensing of our rhCollagen and BioInk technology, and raising additional capital through the issuance of equity or debt.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $824,000. For more information see Note 5 to our consolidated financial statements for the year ended December 31, 2023; and

●	Trade and other payables in the amount of $2.6 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $3.0 million. For more information, see Note 5 to our consolidated financial statements for the year ended December 31, 2023.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the years ended December 31, 2023, 2022, and 2021.

	Year ended December 31,
	2023	2022	2021
	(USD in thousands)
Net cash provided by (used in):
Operating activities	(2,763)	(13,698)	2,501
Investing activities	(1,156)	28,922	(31,556)
Financing activities	1,108	1,874	38,760

Net Cash Provided by (Used in) Operating Activities

Net cash provided by or used in operating activities resulted primarily from our net income or losses, adjusted for non-cash changes in components of working capital. Adjustments to net loss for non-cash items include mainly depreciation and amortization, share-based compensation and exchange differences on cash and cash equivalents. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and our management costs during the applicable periods.

Net cash used in operating activities in the year ended December 31, 2023 totaled $2.8 million and consisted primarily of (i) net loss of $7.0 million, adjusted for non-cash items including depreciation of $1.1 million, share-based compensation of $1.9 million and exchange differences on cash and cash equivalents of $379,000, and (ii) a net change in operating assets and liabilities of $848,000, which was mainly attributable to a decrease in inventories of $749,000.

Net cash used in operating activities in the year ended December 31, 2022 totaled $13.7 million and consisted primarily of (i) net loss of $16.9 million, adjusted for non-cash items including depreciation of $1.1 million, share-based compensation of $2.2 million, gains from short-term cash deposits of $87,000, and (ii) a net change in operating assets and liabilities of $544,000.

Net cash provided by operating activities in the year ended December 31, 2021 totaled $2.5 million and consisted primarily of (i) a net income of $237,000, adjusted for non-cash items including depreciation of $773,000, share-based compensation of $1.6 million, gains from short term bank deposits of $151,000 and change in financial instruments of $28,000, and (ii) a net decrease in operating assets and liabilities of $216,000, which are mainly attributable to a decrease in trade receivables of $560,000, and a decrease in accrued liabilities of $464,000 mainly due to royalty payment to the IIA.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $1.2 million during the year ended December 31, 2023 and net cash provided by investing activities was $28.9 million during the year ended December 31, 2022. The decrease is mainly attributed to repayment and investment in short-term cash deposits during the year ended December 31, 2022.

Net cash provided by investing activities was $28.9 million during the year ended December 31, 2022 and net cash used in investing activities was $31.6 million during the year ended December 31, 2021. The change is mainly attributed to repayment and investment in short term cash deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1.1 million for the year ended December 31, 2023 compared to $1.9 million in the year ended December 31, 2022. Cash provided by financing activities is attributed to proceeds from the exercise of warrants and options into shares.

Net cash provided by financing activities was $1.9 million for the year ended December 31, 2022 compared to $38.8 million in the year ended December 31, 2021. The decrease is mainly attributed to our registered direct offering in February 2021, which resulted in net proceeds of $32.7 million and decrease of $4.1 million in proceeds from the exercise of options and warrants.

Cash and Funding Sources

The table below summarizes our sources of funding for the years ended December 31, 2023, 2022 and 2021:

	Issuance of Ordinary Shares and Warrants	Strategic Collaborations	Total
	(USD in thousands)
Year ended December 31, 2023	1,108	10,000	11,108
Year ended December 31, 2022	1,874	-	1,874
Year ended December 31, 2021	38,760	14,000	52,760

Funding Requirements

We believe that our existing cash and cash equivalents, as of the date of this Annual Report on Form 20-F, which includes approximately $26.7 million, will enable us to fund our operating expenses and capital expenditures for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

C. Research and Development, Patents and Licenses

See above, under Item 5 – “Research and Development Expenses.”

D. Trend Information

We are in a development stage with regard to different medical and aesthetics products, and are in early stages of commercialization of our bioink products for customers that develop technologies for 3D-bioprinting of tissues and organs and the medical aesthetics market. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E. Critical Accounting Estimates

Our critical accounting estimates include the areas where we have made what we consider to be particularly difficult, subjective or complex judgments in making estimates, and where these estimates can significantly affect our financial results under different assumptions and conditions. We prepare our financial statements in conformity with U.S GAAP. As a result, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates. Critical estimates and assumptions made by management include:

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

For the purpose of the evaluation of the fair value and the manner of the recognition of share-based compensation, our management is required to estimate, among others, various subjective and complex parameters that are included in the calculation of the fair value of the option as well as our results and the number of options that will vest. These parameters include the expected volatility of our share price over the expected term of the options, the risk-free interest rate assumption, and expected dividends.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 20, 2024. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Oppenheimer, Weizmann Science Park, P.O. Box 4132, Rehovot 7670104, Israel.

Name	Age	Position
Senior Management
Yehiel Tal	71	Chief Executive Officer and Director
Eran Rotem, CPA	56	Deputy CEO and Chief Financial Officer
Oren Fahimipoor	42	Vice President, Operations
Dr. Philippe Bensimon	58	Vice President, Regulatory Affairs and Quality Assurance
Elana Gazal	49	Vice President, Research and Development
Hadas Dreiher Horowitz	47	Vice President, Human Resources
Non-Employee Director
Dr. Roger Pomerantz (1)(4)(5)	67	Chairman of the Board and Director
Dr. Abraham Havron (1)(3)(4)(5)	76	Director
Dr. Elan Penn (1)(2)(3)(4)(5)	72	Director
Joseph Zarzewsky (1)(2)(3)(4)	63	Director
Hugh Evans (1)(4)	57	Director
Alisa Lask (1)(2)(4)	53	Director

(1)	Independent Director under the Nasdaq Listing Rules

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Independent Director under Israeli Law

(5)	Member of the Nominating and Corporate Governance Committee

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

Eran Rotem has served as our chief financial officer since January 2012 and, since November 2017, also as our deputy CEO. Mr. Rotem possesses 29 years of broad financial and operational experience, primarily with biotechnology and industrial companies. Prior to joining us, Mr. Rotem served as the chief financial officer of Tefron Ltd., an industrial global company traded on both the Tel Aviv Stock Exchange (TASE:TFRN) and on the OTCBB (OTC:TFRFF) in the United States. Before Tefron, Mr. Rotem served as chief financial officer of Healthcare Technologies, Ltd. (NASDAQ:HCTL) and Gamida Ltd., a group of companies that specialize in the development, manufacturing, and marketing of clinical diagnostic test kits, as well as medical equipment and services to the biotechnology and high-tech industries. Prior to joining Healthcare Technologies, Ltd., Mr. Rotem served as a senior manager at Ernst & Young. Mr. Rotem holds a Bachelor’s degree in Accounting and Business Administration from the Tel Aviv College of Management and is a Certified Public Accountant in Israel.

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

Non-Employee Directors

Dr. Roger Pomerantz has served as our Chairman of the board of directors since February 2020. Dr. Pomerantz is currently a board member of Indaptus Therapeutics and VerImmune. Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics in 2019, where he served as Chairman and CEO from June 2014 until January 2019. From 2011 to 2013, he was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed twelve small and large molecular drugs approved world-wide in important diseases, including HIV, HCV, CMV, C. Diff, and tuberculosis.

Dr. Abraham (Avri) Havron has served on our board of directors since May 2016. Dr. Havron is a 41-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) - the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals, eight of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns), Somatrogan- recombinant long acting human growth hormone analog. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is also a member of the board of Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post- doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., our wholly owned subsidiary.

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

Hugh Evans has served on our board of directors since March 2021. Mr. Evans serves as a board member at ZVerse, 3DM, Currant 3D, Evolve, Additive Solutions, Amnovis and Advano. Previously Mr. Evans served as a board member of AquaVenture Holdings (NYSE: WAAS), which was acquired by Culligan International as well as FactoryFour which was acquired by Xometry. In 2019, Mr. Evans founded 3D Ventures Group, where he serves as a managing member. From 2013 to 2019, Mr. Evans served as Senior Vice President of Corporate Development & Digitization at 3D Systems (NYSE: DDD). Previously, from 1992 to 2013, he served as a portfolio manager at T. Rowe Price Associates (NASDAQ: TROW). Mr. Evans holds a BA in Psychology from the University of Virginia and an MBA from the Stanford Graduate School of Business.

Alisa Lask has served on our board of directors since August 2021. Ms. Lask is the CEO of Rion Aesthetics Inc., a regenerative medicine company based in Rochester, MN leveraging platelet derived exosome technology for use in both cosmetic applications and investigational studies for aesthetics uses such as hair loss. Ms. Lask is the former Vice President and General Manager of US Aesthetics at Galderma. Previously, she was a Senior Director of Global Strategic Marketing of Facial Aesthetics at Allergan and held strategic marketing positions at both Zimmer Biomet and Eli Lilly. Mrs. Lask received an M.B.A from the University of Michigan and has a B.A. in marketing from Miami University, Oxford, Ohio.

Advisory Boards

We have established a scientific advisory board and a clinical advisory board. The members of our advisory boards are appointed by our chief executive officer. Once nominated, the members of our advisory boards sign a standard letter of engagement. Most of the members of our advisory boards are not appointed for a specific term and their position may be terminated by either us or the member of the advisory board according to standard notice periods. The members of our advisory boards are all paid either daily or hourly fees for their services and are entitled to reimbursement of their expenses. Furthermore, several of the members of our advisory boards have been granted options due to their strategic role and years of service. The members of our advisory boards are as follows:

Advisory Board

Prof. Avraham Hershko

Prof. Shay Soker

Prof. Vicki Rosen

Prof. Abhay Pandit

Prof. Ofer Levy, MD, MCh (Orth)

Joseph M. Lane, MD

B. Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses(1) (thousand USD)	Value of Options Granted(2) (thousand USD)
All senior management and directors as a group, consisting of 12 persons	2,602	1,672

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law. This amount includes approximately $112,000 set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses.

(2)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2023. Assumptions and key variables used in the calculation of such amounts are discussed in Note 8 of our financial statements.

In accordance with the Companies Law, the following table presents information regarding compensation of our five most highly paid office holders, namely our Chief Executive Officer, Deputy CEO and Chief Financial Officer, Vice President Regulatory Affairs and Quality Assurance, Vice President Research and Development, and Vice President Operations, during the year ended December 31, 2023.

Name and Position(1)	Salary Cost (2) (thousand USD)	Bonus (thousand USD)(3)	Value of Options Granted(4) (thousand USD)	Total (thousand US dollar)
Yehiel Tal, CEO	541	210	325	1,076
Eran Rotem, Deputy CEO & CFO	424	104	220	748
Philippe Bensimon, VP RA& QA	243	35	84	362
Elana Gazal, VP Research and Development	257	22	100	379
Oren Fahimipoor, VP Operations(5)	180	32	111	323

(1)	All such officers are employed on a full-time (100%) basis.

(2)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2023, including the annual cash bonus for 2023, which have been provided for in the Company’s financial statements for the year ended December 31, 2023, but will be paid in April 2024. Such amounts exclude bonuses paid during 2023 which were provided in the Company’s financial statements for previous years.

(4)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2023, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for share-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 8 to our consolidated financial statements for the year ended December 31, 2023 for more information.

(5)	Amounts presented reflects a period of nine months.

Compensation of Directors

Our directors (other than the Chairman) are entitled to an annual fee of $25,000 and a per meeting participation fee of $800, and any applicable VAT as well as reimbursement of expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses.

Our Chairman is entitled to a monthly consulting fee of $14,584 plus applicable VAT as well as reimbursement, against receipts, for out-of-pocket business expenses, reasonably and necessarily incurred by him relating to the provision of his services, provided that our prior approval for such expense has been obtained.

The members of our board of directors are also entitled to a letter of indemnification and exemption, in the Company’s standard form, and to coverage under our D&O insurance policies, as renewed from time to time.

On October 10, 2023, our general meeting of shareholders approved, following approval of our compensation committee and board of directors, and as part of a broader repricing decision applying to our employees and officers, the repricing of the exercise price of option to purchase ordinary shares, previously granted to our directors and our CEO (who also serves as a director on our board of directors), whose exercise price was $9.12-$15.2, such that their new exercise price will be $6.39, which represents the average of the closing price of our ordinary shares during the 30 days preceding the board of directors’ decision on the repricing.

On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company’s directors and officers) approved to extend the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of our employees and directors, from an expiry date ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares are held by some of the Company’s directors and by its CEO (who also serves as a director on the board of directors), and as such, the extension of the expiry dates of these options is subject to the receipt of shareholders’ approval by the required majorities under applicable law.

Employment and Services Agreements with Senior Management

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, from time to time we grant our senior managers options to purchase ordinary shares under our equity compensation plans. For information on our equity compensation plans, please see Item 6.E – Share Ownership.

On July 18, 2023, our general meeting of shareholders approved the adoption and grant of a new letter of indemnification for the Company’s current and future directors and officers. For information on exemption and indemnification letters granted to our directors and officers, please see “C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers”.

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

On December 20, 2021, our board of directors determined that in light of our current shareholding structure, which no longer supports the claim that we have a controlling shareholder, it was decided to reinstate the relief provided under an exemption, or the Exemption, that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee, adopted by our board of directors in November 2018. As such, Dr. Gili Hart and Dr. Elan Penn, our then external directors, were no longer classified as external directors, as of which date they continued to serve on our board of directors as independent directors until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the said determination. Dr. Hart was not proposed for re-election in 2023 and as such her tenure as a member of our board ended on July 5, 2023. Dr. Penn was re-elected as a director by our general meeting of shareholders on July 18, 2023, until our next annual general meeting.

Currently our board of directors consists of six non-employee directors, all of who are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting, in person or by proxy, at that meeting.

We have two types of directors: independent directors and “regular” directors. For purposes of complying with the Nasdaq Listing Rules to list the Company’s ordinary shares on the Nasdaq Global Market, our board of directors is comprised of six independent directors and one regular director.

Our board of directors has determined that all of our non-employee directors are independent under such rules.

Under the Companies Law any shareholder holding at least 1% of our outstanding voting power may submit to our board of directors a request to add an item to the agenda of a general meeting that is due to convene, provided that such item is suitable to be discussed at the general meeting. Accordingly, a shareholder may propose to nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations, setting forth all of the details and information as required to be provided by our amended and restated articles of association and regulations promulgated under the Companies law.

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

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of April 1, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the Nasdaq, are required to appoint at least two external directors. The external directors must meet strict independence criteria to ensure that they are unaffiliated with the company and any controlling shareholder. At least one of the external directors is required to have financial and accounting expertise, and the other external director must have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law. The Companies Law also provides that the external directors must serve on both the audit committee and the compensation committee, that the audit committee and the compensation committee must both be chaired by an external director, and that at least one external director must serve on every board committee authorized to exercise powers of the board of directors. Additional rules govern the term and compensation of external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, may, subject to certain conditions, adopt an exemption, or, the Exemption, from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, we have elected to adopt the Exemption, which exempts us from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors.

As discussed above, until December 20, 2021, Dr. Gili Hart and Dr. Elan Penn, our then external directors, served as “external directors” on our board of directors, and upon the determination of our board of directors that the Company no longer has a controlling shareholder, continued to serve as independent directors on our board of directors until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the said determination. Dr. Hart was not proposed for re-election in 2023 and as such her tenure as a member of our board ended on July 5, 2023. Dr. Penn was re-elected as a director by our general meeting of shareholders on July 18, 2023, until our next annual general meeting.

For further information on our decision to adopt the Exemption, please see C. Board Practices – Board of Directors.

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

Accordingly, our audit committee consists of Dr. Avraham Havron, Dr. Elan Penn and Joseph Zarzewsky, each of whom meets the requirements for independence under the rules of the Nasdaq and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy requirements in the rules of the Nasdaq and the applicable rules and regulations of the SEC. In addition, our board of directors has determined that Dr. Elan Penn is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

Our board of directors has adopted a new audit committee charter in November 2023, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Listing Rules as well as the requirements for such committee under the Companies Law, including the following:

●	providing oversight of our accounting and financial reporting process and the audits of our financial statements;

●	assisting our board of directors in its oversight of (i) the quality and integrity of our financial statements and other published financial information, (ii) our compliance with applicable financial and accounting related standards, rules and regulations, (iii) the selection, retention and termination, subject to shareholder approval, of our independent auditor, (iv) the pre-approval of all audit, audit-related and all permitted non-audit services, if any, by our independent auditor, and the compensation therefor and (v) our internal controls over financial reporting;

●	determining whether there are delinquencies in our business management practices, including in consultation with our internal auditor or independent auditor, and making recommendations to our board of directors to improve such practices;

●	determining whether to approve certain related party transactions or transactions in which a board member or other office holder has a personal interest and whether such transaction is material to us;

●	preparing any report that the rules of the SEC require (if we are then subject to the U.S. proxy rules) to be included, or that we otherwise elect to include, in our annual proxy statement;

●	providing the board of directors with the results of its monitoring and recommendations derived from the foregoing; and

●	fulfilling any other duties of the audit committee as shall be required under the Companies Law.

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

Under the Companies Law, our audit committee is mainly responsible for:

●	determining whether there are deficiencies in our business management practices, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the Company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “—Approval of Related Party Transactions Under Israeli Law” below);

●	determining procedures for a competitive process, or other procedures, before approving related party transactions with controlling shareholders, even if such transactions are deemed by the audit committee not to be extraordinary transactions. This process is to be supervised by the audit committee, or any person authorized for such supervision, or via any other method approved by the audit committee;

●	determining whether or not to approve acts or transactions that require the audit committee’s approval pursuant to the Companies Law.

●	determining the approval process for transactions that are not negligible, as well as determine which types of transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, that the audit committee classified as non-extraordinary transactions and which have also been classified by the audit committee as non-negligible transactions;

●	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board and propose amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and to examine the necessity of updating the compensation policy. This policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders by a special majority, which we refer to as a Special Majority for Compensation. This Special Majority for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing the compensation policy once again, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. Our current compensation policy was approved by our shareholders on May 2, 2022 by the required Special Majority for Compensation, and will be in effect for a period of three years from its date of original approval. The compensation policy does not, by nature, grant any rights to our directors or officers. The compensation policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law. On July 18, 2023, our shareholders approved, by the required Special Majority for Compensation, an amendment to our compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards of the Nasdaq Stock Market and the Companies Law, which took effect upon the effective date of the Nasdaq listing rule (i.e., December 1, 2023).

Our compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exemption, insurance, indemnification or any monetary payment or obligation of payment with respect to employment or engagement. According to the Companies Law, the compensation policy must be approved (or reapproved) not longer than every three years and relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and nature of its operations. With respect to the compensation terms that include variable compensation, the compensation policy must also consider the officer holders’ contribution to meeting the Company’s objectives and the creation of profit, all with a long-term view and according to the office holder’s position. The compensation policy must furthermore consider the following additional factors:

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

Our board of directors has adopted a new compensation committee charter in November 2023, setting forth the responsibilities of the committee, which include:

●	reviewing and setting or making recommendations to our board of directors regarding the compensation of our CEO and the other directors and officers;

●	reviewing the compensation disclosure included in Item 6 of our annual reports;

●	recommending to our board of directors, for its approval, a compensation policy, in accordance with the requirements of the Companies Law and any other compensation policies, incentive-based compensation plans and equity-based plans as well as any claw-back recovery provisions, or collectively, the Compensation Plans and Policies;

●	overseeing the development and implementation of the Compensation Plans and Policies that are appropriate for the Company in light of all relevant circumstances and recommending to our board of directors any amendments or modifications to the Compensation Plans and Policies that the compensation committee deems appropriate, including the extension of Compensation Plans and Policies as required by the Companies Law;

●	determining whether to approve transactions concerning the terms of engagement and employment of the our CEO, other officers and directors that require the approval of the compensation committee under the Companies Law or the Compensation Plans and Policies;

●	taking any further actions as the compensation committee is required or allowed to under the Companies Law or the Compensation Plans and Policies; and,

●	reviewing and approving, or, if required by law or the Compensation Plans and Policies, approve and recommend for approval by our board of directors, grants and awards under our equity incentive plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Roger Pomerantz, Dr. Abraham Havron, and Dr. Elan Penn. Each of the members of our nominating and corporate governance committee is independent under the listing requirements of the Nasdaq Global Market.

Our board of directors has adopted a new nominating and governance committee charter in November 2023, setting forth the responsibilities of the nominating and governance committee, which include:

●	examining the qualifications, skills and experiences of potential director candidates;

●	recommending to our board of directors, for its approval, the criteria for nominating board members and guidelines for the structure of the board of directors, to be used by the committee in recommending directors and by the board of directors in nominating directors;

●	reviewing the board committee structure and periodically recommending to the board of directors, for its approval, directors to serve as members of each committee;

●	reviewing and assessing the adequacy of our approach to corporate governance and any such corporate governance guidelines adopted by our board of directors and recommending any proposed changes to the board of directors for approval;

●	making recommendations to our board of directors regarding governance matters, including our articles of association and the charters of our other committees. Our board of directors may refer to the committee other matters and questions relating to corporate governance and nomination as our board of directors may from time to time see fit; and,

●	reporting regularly to our board of directors regarding the committee’s activities.

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

An internal auditor may not be:

●	a person (or a relative of a person) who holds 5% or more of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder or director (or a relative of an officer or director) of the company; or

●	a member of the company’s independent accounting firm, or anyone on its behalf.

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

Under the Companies Law, the audit committee is the organ responsible for classifying a transaction with an officer holder, or in which an officer holder has a personal interest, as an extraordinary transaction, and may make such classification regarding certain types of actions or transactions based on pre-determined criteria once a year. If it is determined that an office holder has a personal interest in a transaction which is not an extraordinary transaction, approval by the board of directors is required for such transaction, unless the company’s articles of association provide for a different method of approval. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. In general, the compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is subject to shareholders’ approval by the Special Majority for Compensation. Arrangements regarding the compensation, exculpation, indemnification, or insurance of a director require the approval of the compensation committee, board of directors, and shareholders by ordinary majority, in that order, and under certain circumstances, a special majority approval.

Generally, a person who has a personal interest in a matter which is being considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) have a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction (except in cases where specific reliefs are applied, or in cases where the said transaction is a non-extraordinary transaction with an officer holder or in which an officer holder has a personal interest).

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

Exemption, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exempt an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exemption is included in its articles of association. Our articles of association include such a provision. A company may not exempt a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

“Administrative Proceeding” - a proceeding to impose a financial sanction according to Article D of Chapter Four of Part 9 of the Companies Law as amended from time to time; as well as proceeding according to Chapter G1 of the Economic Competition Law, 5748-1988, as amended from time to time; as well as any additional administrative proceeding whereby, by law (and subject to that law) an indemnity may be granted in respect of payments related thereto or expenses incurred in connection therewith; and,

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

Under the Companies Law, exemption, indemnification, and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, by the shareholders.

Our articles of association and compensation policy allow us to exempt, indemnify, and insure our office holders according to applicable law.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law and our articles of association, to the extent that these liabilities are not covered by insurance. On July 18, 2023, our shareholders approved, following the approvals of our compensation committee and board of directors, the adoption and grant of a new letter of indemnification to our existing and future directors and officers. For information regarding our letters of exemption and indemnification, see Item 7B - Insurance, Exemption, and Indemnification Agreements.

In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan and Share Award Plan

In May 2010, we adopted the 2010 Plan, which was extended on March 26, 2020 by our board of directors, in accordance with the compensation committee’s recommendation, for an additional period of ten (10) years. The 2010 Plan allows us to grant options to purchase our ordinary shares to our employees, officers, directors and consultants. As of March 20, 2024, our employees, officers, directors and consultants hold an aggregate of options to purchase 1,743,516 ordinary shares, under the 2010 Plan. Since 2008, options to purchase an aggregate of 272,819 ordinary shares had been exercised and transferred to the beneficial holders (or to a trustee who holds them to their benefit).

In April 2024, we adopted the 2024 Plan, an equity share-based incentive plan. The 2024 Plan allows us to grant several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The purpose of the 2024 Plan is to advance the interests of the Company and its shareholders by attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentive to employees, officers, directors, and consultants and promoting a close identity of interests between those individuals and the Company. The 2024 Plan shall be in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034.

The 2010 Plan and the 2024 Plan shall collectively be referred to as the Plans, while the awards that may be granted pursuant to each of the Plans, as detailed above, shall collectively be referred to herein as the Awards.

The Plans are designed to reflect the provisions of the Israeli Income Tax Ordinance, or the Ordinance, mainly Sections 102 and 3(i), which affords certain tax advantages to Israeli employees, officers, and directors that are granted options in accordance with its terms. Section 102 of the Ordinance allows employees, directors, and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares, options, restricted shares, restricted share units, and other equity incentive awards. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of equity incentive awards to a trustee for the benefit of the grantees and also includes an additional alternative for issuance directly to the grantee. Sections 102(b)(2) and 102(b)(3) of the Ordinance, which provide the most favorable tax treatment for grantees, permit the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all equity incentive awards granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of any such equity incentive awards and other shares received following any realization of rights with respect to such equity incentive awards, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant grantee. The trustee may not release such equity incentive awards to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, our ability to deduct an expense with respect to the issuance of the equity incentive awards might be limited. Section 3(i) of the Ordinance does not provide for similar tax benefits.

The Plans may be administered by our board of directors either directly or upon the recommendation of a committee appointed by our board of directors.

The board of directors determines or approves (and with respect to office holders, following the approval of our compensation committee), the eligible individuals who receive Awards under the Plans, the number of ordinary shares covered by those Awards, the terms under which such Awards may be exercised, and other terms and conditions of the Awards, all in accordance with the provisions of each of the Plans. Award holders may not transfer their Award except in the event of death or transfer to an Administrator in accordance with law in the event of the absence of legal competency. Our compensation committee or board of directors may, at any time, amend or terminate each of the Plans; however, any amendment or termination may not adversely affect any Awards granted under such Plan prior to such action.

The Award exercise price, if any, is determined by the board of directors, and with respect to grants to a director or officer, by the compensation committee prior to the board of directors, and is specified in each Award agreement.

Awards granted under the 2010 Plan and 2024 Plan vest over four years from the vesting commencement date such that 25% vest on the first anniversary of the vesting commencement date and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months, unless otherwise determined by the Plan’s administrator.

Under each of the Plans, Awards (other than certain incentive share options), that are not exercised within 10 years from the grant date expire, unless a shorter period is determined by our board of directors or upon an event of termination, as detailed below. Pursuant to an amendment to our 2010 Plan, the term of an option granted under the 2010 Plan may be further extended by an additional five years at the discretion of our board of directors and subject to applicable laws. Except as otherwise determined by the board of directors or as set forth in a grantee’s Award agreement, in the event of termination of employment or services for reasons of disability, death, or retirement, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of 12 months from the date of disability, death, or retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination, but in any case not past their scheduled expiration date.

The Plans provide for certain adjustments upon changes in capitalization, such as share splits, reverse share splits, share dividends (bonus shares), recapitalization, reclassification, rights issuances and dividends, as stipulated in each of the Plans.

With respect to grants that were made under our 2010 Plan prior to October 2017, in the event of (i) a sale of all or substantially all of our assets or (ii) our consolidation or merger in which we are not the ongoing or surviving corporation, then, and unless otherwise determined in the agreement or by the board, we shall be entitled to determine that all of the outstanding unexercised options held by or for the benefit of any grantee shall be assumed or substituted for an appropriate number of options of the successor company, provided that the aggregate amount of the exercise price for such options shall be equal to the aggregate amount of the exercise price of our unexercised options held by each grantee at such time. Additionally, in the event of termination of employment by the Company within twelve (12) months after a Significant Event (as defined below), the option shall remain exercisable (but only to the extent exercisable at termination and not beyond the scheduled expiration date) for a period of three (3) months following the earlier of such termination or notice of termination (unless the Agreement provides otherwise). “Significant Event” shall mean each of the following: a consolidation or merger of the Company with or into another corporation in which the Company is the ongoing or surviving corporation or in which, if the Company is not the ongoing or surviving corporation, the ongoing or surviving corporation (or, if such transaction is effected through a subsidiary, the parent of such ongoing or surviving corporation) assumes the option or substitutes it with an appropriate option in the surviving corporation (or in the parent as aforesaid).

With respect to the grants that were made under our 2010 Plan since October 2017, the above acceleration provision was amended in a manner that the options’ vesting is fully accelerated upon the occurrence of a M&A Transaction or Reorganization: (1) “M&A Transaction” shall mean a “merger” as such term or term of similar nature is defined in the Israeli Companies Law of 1999, as well as (i) a sale of 50% or more of the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if more than 50% of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; (ii) a sale of all or more than 50% of the shares of the share capital of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement; (iii) an issuance of shares of the Company, whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement, that results in the offeree holding more than 50% of the share capital of the Company; or (iv) a merger, consolidation or like transaction of the Company with or into another corporation including a reverse triangular merger, but excluding a merger which falls within the definition of Reorganization; and/or (2) “Reorganization” shall mean any re-domestication of the Company, share flip, creation of a holding Company for the Company which will hold all, or 50% or more, of the shares of the Company or any other transaction involving the Company in which our ordinary shares of the Company outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares that represent, immediately following such transaction, at least a majority, by voting power, of the share capital of the surviving, acquiring or resulting corporation and in which there is no material change to the interests held by the shareholders of the Company prior to such transaction and thereafter. The board may also determine that in the occurrence of a Fund-Raising Transaction (as defined below), that all of the outstanding and unexercised options held by or for the benefit of any grantee shall become fully vested. Such determination shall be specifically determined in the grantee’s letter of grant. “Fund-Raising Transaction” shall mean the raise by the Company of at least $10 million by way of public offerings and/or private placements of equity securities by one transaction or more, except in the event of issuance of equity securities in connection with the grant in exchange for services or as part of a commercial transaction.

Under our 2024 Plan, in the event of an M&A Transaction, which bears the same definition as in our 2010 Plan, the vesting of the unvested portion of any Award shall be automatically accelerated and such portion shall become fully vested and exercisable, unless determined otherwise by the administrator of the Plan on the date of grant of the Award. Any Award not exercised by the grantee shall be treated in the administrator’s sole and absolute discretion, including in one of the following manners: (i) assumption or substitution of the outstanding Awards with equivalent awards or the rights to receive consideration by the acquiring or successor corporation or an affiliate thereof; and/or (ii) the outstanding Awards shall become exercisable in full prior to the date of consummation of the M&A Transaction, or on another date and/or dates or at an event and/or events as the administrator shall determine at its sole and absolute discretion; and/or (iii) that all or a portion or certain categories of the outstanding Awards shall be cancelled upon the actual consummation of the M&A Transaction and instead the holders thereof will receive consideration (by cash including cash-out of the Awards for the net value and/or securities), or no consideration.

Under the 2024 Plan, in the event of a Spin-Off, as defined below, the administrator of the Plan may determine that the holders of Awards shall be entitled to receive equity in the new company formed as a result of the Spin-Off, in accordance with equity granted to our ordinary shareholders within the Spin-Off, taking into account the terms of the Awards, including the vesting schedule and exercise price. The determination regarding grantee’s entitlement within the scope of a Spin-Off shall be in the sole and absolute discretion of the administrator. “Spin-Off” shall mean any transaction in which assets of the Company or shares of the Company are transferred or sold to a company or corporate entity in which the shareholders of the Company hold the same respective ownership stakes they are then holding in the Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 20, 2024 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 20, 2024. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned**
Senior Management and Directors
Dr. Roger Pomerantz (1)	187,713	1.6%
Abraham Havron (2)	28,000	*
Dr. Elan Penn (3)	34,000	*
Joseph Zarzewsky (4)	34,000	*
Hugh Evans (5)	405,242	3.5%
Alisa Lask (6)	23,500	*
Yehiel Tal (7)	324,123	2.8%
Eran Rotem (8)	163,412	1.4%
Philippe Bensimon (9)	78,562	*
Hadas Dreiher Horowitz (10)	30,937	*
Elana Gazal (11)	15,625	*
Oren Fahimipoor (12)	12,500	*
All senior management and directors as a group (12 persons)	1,337,614	10.8%

More than 5% Shareholders
Ami Sagy (13)	1,943,184	17.0%
Loewenbaum Group (14)	1,280,822	11.2%

*	Less than 1%

**	Based on 11,454,512 ordinary shares outstanding

(1)	Consists of (i) options to purchase 162,713 ordinary shares NIS 1.50 par value at an exercise price of $6.39 per share and expiring on February 6, 2026 and (ii) options to purchase 25,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 25,000 ordinary shares, that vest in more than 60 days of March 20, 2024.

(2)	Consists of (i) options to purchase 4,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2025, (ii) options to purchase 5,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026 (iii) options to purchase 7,000 ordinary shares at an exercise price of $6.39 per share and expiring on August 27, 2030. and (iv) options to purchase 12,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 13,000 ordinary shares, that vest in more than 60 days of March 20, 2024.

(3)	Consists of (i) options to purchase 10,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2025, (ii) options to purchase 5,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026 (iii) options to purchase 7,000 ordinary shares at an exercise price of $6.39 per share and expiring on August 27, 2030, and (iv) options to purchase 12,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 13,000 ordinary shares, that vest in more than 60 days of March 20, 2024.

(4)	Consists of (i) options to purchase 15,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on December 31, 2026 and (ii) options to purchase 7,000 ordinary shares NIS 1.50 par value at an exercise price of $6.39 per share and expiring on August 27, 2030, and (iii) options to purchase 12,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 13,000 ordinary shares, that vest in more than 60 days of March 20, 2024.

(5)	Consists of (i) 377,429 ordinary shares and (ii) options to purchase 15,812 ordinary shares NIS 1.50 par value at an exercise price of $6.39 per share and expiring on May 26, 2031, and (iii) options to purchase 12,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 19,188 ordinary shares, that vest in more than 60 days of March 20, 2024.

(6)	Consists of options to purchase 23,500 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 23,500 ordinary shares, that vest in more than 60 days of March 20, 2024.

(7)	Consists of (i) 31,137 ordinary shares, (ii) options to purchase 37,800 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on July 31, 2025, (iii) options to purchase 75,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on January 14, 2025, (iv) options to purchase 54,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (v) options to purchase 76,186 ordinary shares at an exercise price of $6.39 per share and expiring on May 26, 2030, and (vi) options to purchase 50,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 55,080 ordinary shares, that vest in more than 60 days of March 20, 2024.

(8)	Consists of (i) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (ii) options to purchase 45,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, (iii) options to purchase 15,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (iv) options to purchase 49,412 ordinary shares at an exercise price of $6.39 per share and expiring on May 26, 2030, and (v) options to purchase 45,000 ordinary shares at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include options to purchase 38,295 ordinary shares, that vest in more than 60 days of March 20, 2024.

(9)	Consists of (i) 2,000 ordinary shares, (ii) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2025, (iii) options to purchase 15,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2024, (iv) options to purchase 16,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (v) options to purchase 19,687 ordinary shares at an exercise price of $6.39 per share and expiring on May 26, 2030, and (vi) options to purchase 16,875 ordinary shares at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include options to purchase 14,438 ordinary shares, that vest in more than 60 days of March 20, 2024.

(10)	Consists of (i) options to purchase 22,500 ordinary shares exercisable at an exercise price of $6.39 per share and expiring on March 25, 2031 and (ii) options to purchase 8,437 ordinary shares at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include options to purchase 14,063 ordinary shares, that vest in more than 60 days of March 20, 2024.

(11)

Consists of options to purchase 15,625 ordinary shares exercisable at an exercise price of $5.33 per share and expiring on November 30, 2032. Does not include options to purchase 34,375 ordinary shares, that vest in more than 60 days of March 20, 2024.

(12)	Consists of options to purchase 12,500 ordinary shares exercisable at an exercise price of $7.5 per share and expiring on March 28, 2033. Does not include options to purchase 37,500 ordinary shares, that vest in more than 60 days of March 20, 2024.

(13)	Consists of 1,943,184 ordinary shares.

(14)	Based on information contained in a Schedule 13G/A filed with the SEC on January 25, 2024 by George Walter Loewenbaum, Lillian S. Loewenbaum, Elizabeth S. Loewenbaum, , Lillian S. Loewenbaum Grantor Retained Annuity Trust I, Lillian S. Loewenbaum Grantor Retained Annuity Trust V, Lillian S. Loewenbaum Grantor Retained Annuity Trust VI, The Loewenbaum 1992 Trust, and The Waterproof Partnership, Ltd. Consists of (i) 1,054,486 ordinary shares underlying shares held by George Walter Loewenbaum, (ii) 69,051 ordinary shares held by Lillian S. Loewenbaum, (iii) 20,688 ordinary shares held by the Elizabeth S. Loewenbaum, (iv) 22,805 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust I, (v) 10,360 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust V, (vi) 16,195 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust VI, (vii) 56,030 ordinary shares held by The Loewenbaum 1992 Trust, and (viii) 31,207 ordinary shares held by The Waterproof Partnership, Ltd.

On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company’s directors and officers) approved to extend the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of our employees and directors, from an expiry date ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares are held by some of the Company’s directors and by its CEO (who also serves as a director on the board of directors), and as such, the extension of the expiry dates of these options is subject to the receipt of shareholders’ approval by the required majorities under applicable law.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2020. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. See “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

Agreements with Yissum

We have entered into certain agreements with Yissum, in which Prof. Oded Shoseyov, our former Executive Chief Scientist, has or might have a personal interest, including an agreement dated July 13, 2004 with respect to the intellectual property rights relating to our rhCollagen. See “Item 4.B. Business Overview—Intellectual Property—Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. with Respect to Our rhCollagen,” and see “Item 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law.”

Agreement with Our Subsidiary

The Company has contracted CollPlant Ltd., the Company’s wholly owned subsidiary, for its management and administrative services, for which CollPlant Ltd. pays the Company NIS 400,000 on a monthly basis.

Agreements with Directors and Senior Management

Insurance, Exemption, and Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers exempting them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, and including with respect to liabilities resulting from an offering of securities by us to the extent such liabilities are not covered by insurance. See “Item 6.C. Board Practices—Approval of Related Party Transactions Under Israeli Law—Exemption, Insurance and Indemnification of Directors and Officers.”

On July 18, 2023, our shareholders approved, following the approvals of our compensation committee and board of directors, the adoption and grant of a new letter of indemnification for our current and future directors and officers, as may be from time to time, including to our CEO.

The following is a brief summary of the principal changes reflected in the new letter of indemnification.

-	Addendum of Events for which Financial Liabilities will be Indemnified – the addendum which stipulates the events for which financial liabilities will be indemnified was updated to reflect the events that our board of directors has determined are likely to occur in light of our operations;

-	Indemnification Limits per Event – the per-event indemnification limit stipulated in the addendum to our previous letter of indemnification was removed, such that the indemnification per event shall not be limited other than by the Limit Amount, as defined in the new letter of indemnification, which has remained unchanged;

-	Defense of Claim – where we have assumed the defense of the indemnitee in a claim, certain changes have been made with respect to conflicts of interest that may arise, including that the Company will be the person to determine the existence of a conflict of interest, instead of the attorney as was stipulated in our previous letter of indemnification;

-	Presumption of Entitlement to Indemnification – the new letter of indemnification clarifies that the presumption is that the indemnitee is entitled to indemnification under the letter of indemnification, and we, the Company, shall have the burden of proof to overcome that presumption;

-	Indemnification in the Event of a Counterclaim – the new letter of indemnification stipulates that we will not be required to indemnify or advance any Expenses (as defined in the new letter of indemnification) to the indemnitee with respect to a counter claim made by us or in our name in connection with a claim against us filed by the indemnitee;

-	Mechanism for Payment of Indemnification – the mechanism of payment of indemnification amounts has been updated in the new letter of indemnification such that the payment by us for any Expenses (as defined in the new letter of indemnification) will be grossed up to cover any tax payment that the indemnitee may be required to make and will be paid as soon as practicable, and in any event within 15 days from receipt of a written demand;

-	Reimbursement of Indemnification – where we have determined, based on advice from our legal counsel, that the indemnitee was not entitled to indemnification payments, the indemnitee will not be required to repay such amounts if the indemnitee disputes the Company’s determination, in which case the indemnitee’s obligation to repay us shall be postponed until such dispute is resolved by a court of competent jurisdiction in a final and non-appealable order;

-	Third Party Indemnification – the new letter of indemnification contains a provision concerning third-party indemnification undertakings, stipulating that where the indemnitee may be entitled to indemnification from other sources, we acknowledge that we are the indemnitor of first resort.

Our board of directors approved that the indemnification undertaking relating to financial liabilities imposed on an indemnitee in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court, or what we refer to as Financial Liabilities, is limited to the events listed in the letter of indemnification which are foreseeable in light of our activities on the date of its approval, and that the maximum indemnification amount provided in the letter of indemnification is reasonable under the circumstances.

In relation to Financial Liabilities, the maximum indemnification amount that we have undertaken to indemnify our office holders is twenty-five (25%) of our consolidated shareholders’ equity as is in accordance with our most recent consolidated annual financial statements, that existed as of the actual date of payment for the indemnification, or what we refer to as the Limit Amount. In the event the indemnification amount that we are required to pay to our office holders exceeds the Limit Amount (as existing at that time), the Limit Amount or its remaining balance will be allocated pro rata between the office holders entitled to indemnification, in the manner that the amount of indemnification that each office holder will actually receive will be calculated in accordance with the ratio between the amount each individual office holder may be indemnified for, and the aggregate amount that all officer holders involved in the event may be indemnified for at the time of the indemnification.

Any existing indemnification or similar agreements with any director or officer that served upon the adoption of our new letter of indemnification was cancelled and replaced by the new letter of indemnification. Notwithstanding the foregoing, the grant of the new letters of indemnification to the current and future directors and officers of the Company does not derogate in any way from any indemnification undertaking we have made in the past, provided however, that the aggregate indemnification amount pursuant to all letters of indemnification granted or that will be granted by us to current and future directors and officers, as well as to current and future employees of the Company who serve as directors or officers in corporations held by the Company (including in their capacity in other roles in the Company or any corporation held by the Company), and including such directors, officers and employees who no longer serve at or are employed by the Company, will not exceed the Limit Amount.

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

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividends

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. For information regarding certain reliefs for Israeli companies whose securities are traded on an exchange outside of Israel, see “Item 16G. Corporate Governance Practices”.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market, and began trading at the open of market on June 4, 2021. At such time, our former securities ADSs were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Prior to that, our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, on the OTCQB from May 26, 2017 to January 30, 2018 and on the Nasdaq Capital Market from January 31, 2018 to June 3, 2021 under the symbol “CLGN”. In 2018, we delisted our ordinary shares from trading on the Tel Aviv Stock Exchange, or TASE, and the last date of trading of our ordinary shares on the TASE was on October 29, 2018.

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

Israeli Tax Considerations

The following is a brief summary of certain material Israeli tax laws applicable to us, and certain Israeli government programs that benefit us. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 23% as of 2018. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

Law for the Encouragement of Capital Investments, 5719-1959

Tax Benefits for Income from Preferred Enterprise

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, currently provides certain tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise”. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is not wholly owned by a governmental entity, which:

●	owns a Preferred Enterprise, which is defined as an “Industrial Enterprise” (as defined under the Investment Law) that is classified as either a “Competitive Enterprise” (as defined under the Investment Law) or a “Competitive Enterprise in the Field of Renewable Energy” (as defined under the Investment Law);

●	is controlled and managed from Israel;

●	is not a “Family Company,” a “Transparent Company,” or a “Kibbutz” (collective community) as defined under the Ordinance;

●	keeps acceptable books of account and files reports in accordance with the provisions of the Investment Law and the Ordinance; and

●	was not, and certain officers of which were not, convicted of certain crimes in the 10 years prior to the tax year with respect to which benefits are being claimed.

As of January 1, 2017, a Preferred Company is currently entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate is currently 7.5% (our operations are currently not located in development area A).

Dividends distributed from income generated from a Preferred Enterprise are subject to tax at the rate of 20% or to a lower rate as may be provided in an applicable tax treaty. However, if such dividends are distributed to an Israeli company, such dividends are exempt from tax (unless such dividends are subsequently distributed to individuals or a non-Israeli company).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

Tax Benefits for Income from Preferred Technological Enterprise

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective as of January 1, 2017, or the 2017 Amendment. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development area A. In addition, a Preferred Company qualify as having a “Preferred Technological Enterprise” will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a “Preferred Company” satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as having a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a “Special Preferred Technological Enterprise” will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the “Benefitted Intangible Assets” were either developed by the “Special Preferred Enterprise” or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A “Special Preferred Technological Enterprise” that acquires “Benefitted Intangible Assets” from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise that are paid out of Preferred Technological Income are subject to tax at the rate of 20%, but if such dividends are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

As we have not yet generated taxable income, there is no assurance that we qualify as a Preferred Technological Enterprise or that the benefits described above will be available to us in the future.

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company”, the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or Innovation Law, and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are up to 50% of certain of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the revenues derived from products developed program the sale of products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel.

Taxation of our Shareholders

Capital Gains Tax

Israeli law generally imposes a capital gains tax (i) on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and (ii) on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or in certain circumstances a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), holds, directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2024) on real capital gains derived from the sale of listed shares.

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding at source of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange in Israel (and also if the company was not listed on stock exchange in Israel, under certain conditions) will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the provisions of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, capital gains arising from the sale, exchange or disposition of our ordinary shares by (i) a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, (ii) who holds the shares as a capital asset, and (iii) who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange, or disposition, subject to particular conditions; (ii) the capital gains from such sale, exchange, or disposition are attributable to a permanent establishment in Israel; or (iii) such person is an individual and was present in Israel for 183 days or more during the relevant tax year. In such case, the capital gain arising from the sale, exchange, or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange, or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Non-Israeli Residents

Unless relief is provided in a treaty between Israel and the shareholder’s country of residence, non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person (including a corporation) who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or at any time during the preceding 12-month period, absent treaty relief as mentioned above, the applicable capital gains tax rate is 30%. Notwithstanding the above, dividends distributed from income derived from Preferred Enterprises or Preferred Technological Enterprise will be subject to lower rates of Israeli tax (as detailed above and subject to the fulfillment of certain conditions).

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

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% if: (i) the shareholder is a U.S. corporation and holds at least 10% of the outstanding shares of our voting stock during the part of our tax year that precedes the date of payment of the dividends and during the whole of our prior tax year; (ii) not more than 25% of our gross income in the tax year preceding the payment of the dividends consists of interest or dividends, other than dividends or interest received from subsidiary corporations that 50% or more of the outstanding shares of voting stock of such corporations are owned by us at the time such dividends or interest are received by us; and (iii) the dividends are not sourced from income derived during a period for which we were entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law. If the dividends are sourced from income derived during a period for which we are entitled to the reduced tax rate applicable to a Preferred Enterprise or a Preferred Technological Enterprise under the Investment Law, to the extent that the first two conditions detailed above are met, the Israeli tax rate applicable to such dividends should be 15%.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technological Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual taxable income exceeding NIS 721,560 for 2024 (linked to the annual change in the Israeli consumer price index), including, but not limited to, income derived from, dividends, interest and capital gains.

Estate and gift tax

Israeli law presently does not impose estate tax.

Israeli law also does not presently impose gift taxes upon the transfer of assets to Israeli resident individuals so long as it is demonstrated to the satisfaction of the Israel Tax Authority that the transfer was executed in good faith.

Certain Material U.S. Federal Income Tax Consequences

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

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. holder or withheld from a U.S. holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Disposition of Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Company Consequences,” upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in our ordinary shares. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. The capital gain or loss realized on the sale, exchange, or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will generally apply to non-corporate U.S. holders. Any gain or loss realized by a U.S. holder on the sale, exchange, or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2023, we do not expect to be a PFIC for our 2023 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2023 and will not be a PFIC in 2024 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

Foreign Asset Reporting

Certain U.S. holders who are individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions. For example, certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance) are generally required to file IRS Form 8938 with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Failure to file IRS Form 8938 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ordinary shares.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A U.S. HOLDER. EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Deputy CEO & Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(c) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2023, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2023. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that one member of our audit committee, Dr. Elan Penn, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.CollPlant.com. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report on Form 20-F and is not incorporated by reference herein. In November 2023, our board of directors adopted an amendment to our Code of Business Conduct and Ethics, focusing on Environmental, Governance and Corporate (ESG) aspects, to strengthen our dedication to responsible business conduct and aligning with current governance best practices. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Kost Forer Gabbay and Kasierer and/or other member firms of Ernst and Young Global and to Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2023 and 2022:

	2023	2022
(USD in thousands)
Audit fees (1)	261	230
Tax fees(2)	12	12
All other fees	63	54
Total	336	296

(1)	The audit fees for the years ended December 31, 2023 and 2022 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2023 and 2022 were for services related to tax advice, including assistance with tax audit.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the Nasdaq Global Market are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, compensation committee, compensation policy, company’s auditors, and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of our ordinary shares on the Nasdaq Global Market. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq Global Market, may, subject to certain conditions, “opt out” from the requirement of the Companies Law to appoint external directors (i.e., adopt the Exemption) and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to “opt out” from such requirements of the Companies Law. For further information, see “Item 6.C. – Board Practices - Board of Directors”. Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq Global Market, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

Additionally, on March 3, 2024, the Knesset's Legislative Committee approved an amendment to the Companies Regulations (Reliefs for Companies whose Securities are Traded Outside of Israel), 2000, or the Relief Regulations, and the Amendment, which came into effect on March 12, 2024. The following is a brief overview of the main provisions of the Amendment that may be applicable to the Company:

-	Share Buybacks – under the Companies Law, a distribution by an Israeli company by means of a share buyback requires the court’s approval if it does not meet the profit test stipulated under the Companies Law. Under the Amendment, the board of directors of foreign- and dual-listed companies (including the Company) may approve a share buyback without approaching the court if several conditions are met, as stipulated in the Relief Regulations.

-	Substantial Private Placements – Under the Companies Law, a Substantial Private Placement, as such term is defined in the Companies Law, requires the approval of the board of directors and then the general meeting of shareholders of a company subject to certain exceptions, under which the requirement to obtain shareholders’ approval is removed. Prior to the Amendment, foreign-listed companies were able to enjoy a relief that enabled them to opt-out of the Companies Law provisions altogether with respect to substantial private placements. Pursuant to the Amendment, foreign- and dual-listed companies are able to enjoy this relief only if they choose to comply with the legal requirements pertaining to private placements that would apply to a company that is incorporated in the country where the company is traded (in our case, to act as a domestic issuer under U.S. rules).

-	Reliefs Relating to General Meetings – the Amendment introduces certain provisions intended to streamline the procedures relating to general meetings and align these with the provisions that apply in the country where the securities of the foreign- or dual-listed company are traded. These include reliefs regarding the publication of a notice of a general meeting and the removal of the requirement to produce voting cards, position statements and powers of attorney if the foreign- or dual-listed company complies with the relevant requirements that would apply to a company that is incorporated in the country where that company is traded. The Amendment also extends the record date for a general meeting to up to 60 days prior to the date of the general meeting, and simplifies the process for a shareholder to inform the company of a personal interest or absence thereof.

-	Addition of an Item to the Agenda of a General Meeting – Proposal of a Candidate to Serve as a Director on the Board – under the Companies Law, a shareholder holding 1% at least of a company’s voting rights may request the board of directors to add an item to the agenda of a general meeting, if such item is appropriate to be discussed by the general meeting. This would include the proposal of a candidate to serve as a director on the board of directors. The Amendment raises the threshold specifically for the purpose of proposing a candidate for a position on the board of directors from 1% to 5% in foreign- and dual-listed companies.

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

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Global Market. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq Global Market, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the Company's objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D — Risk Factors — Risks Related to Our Business Operations— Our business and operations would suffer in the event of computer system failures or security breaches.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets Company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by our information technology manager, supported by our management and external professional consultants. Our management is responsible for cybersecurity oversight and monitoring risk.

As of the date of this report, we have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks, and we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original). (included as Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2021, and incorporate herein by reference)

2.1	Description of Securities Registered under Section 12 (included as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2023, and incorporate herein by reference).

4.1	Form of Letter of Indemnification Agreement (included as Exhibit A to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 8, 2023, and incorporated herein by reference)

4.2†	Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.3#*	Employee Share Ownership and Option Plan (2010) (as amended))

4.4#*	Employee Share Ownership and Option Plan (2024)

4.5#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.6#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.7	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.8†	Rental Agreement, dated November 15, 2018, as amended (unofficial English translation from Hebrew original) (included as Exhibit 4.24 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.9	Form of Securities Purchase Agreement dated as of February 11, 2021 by and between the Company and the Purchasers named therein (included as Exhibit 10.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on February 17, 2021, and incorporated herein by reference)

4.10#	Amended and Restated Compensation Policy (included as Exhibit B to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 8, 2023, and incorporated herein by reference)

8.1	Subsidiaries of the Company (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.

97.1#	Clawback Policy (included as Exhibit A to Exhibit B to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 8, 2023, and incorporated herein by reference)

101	The following financial information from CollPlant Biotechnologies Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (IXBRL): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations, (iii) Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements.*

104	Cover Page Interactive Data File (formatted as Inline iXBRL and contained in Exhibit 101).

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: April 4, 2024	By:	/s/ Eran Rotem
Eran Rotem
Deputy CEO and Chief Financial Officer

COLLPLANT BIOTECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CollPlant Biotechnologies Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 4, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses and negative cash-flow from operations since inception. The Company’s operations are dependent on its ability to raise additional funds. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its product candidates. Management has concluded that, based on its current projections and plans, the Company will be able to satisfy its liquidity requirements for at least one year from the date these financial statements were issued.

We identified the assessment of liquidity and the Company’s ability to continue as a going concern as a critical audit matter due to the subjective judgments required of management to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How We Addressed the Matter in Our Audit	Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the company's going concern assessment process. We tested controls over management’s process to forecast financial results and liquidity, including management's review of significant assumptions and the completeness and accuracy of underlying data used in the forecast.

These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used in the Company's assessment; and evaluating the reasonableness of the assumptions included in the forecasted cash flows used by management. Evaluating the forecasted cash flows involved evaluating whether the underlying assumptions were reasonable considering (i) the Company’s current and past performance, (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

We also compared the Company’s historical forecast to its actual results to assess the Company’s ability to accurately forecast and assessed the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position.

In addition, we assessed the adequacy of the company’s liquidity and capital resources disclosures included in note 1 to the consolidated financial statements.

/s/ Kost Forer Gabbay & Kasierer

A Member of EY Global

We have served as the Company’s auditor since 2020.

Tel-Aviv, Israel

April 4, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

CollPlant Biotechnologies Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited CollPlant Biotechnologies Ltd.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, CollPlant Biotechnologies Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 4, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kost Forer Gabbay & Kasierer

A Member of EY Global

Tel-Aviv, Israel

April 4, 2024

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$26,674	$29,653
Restricted deposit	241	23
Trade receivables, net	-	9
Other accounts receivable and prepaid expenses	393	543
Inventories	714	1,430
Total current assets	28,022	31,658
Non-current assets:
Restricted deposit	57	188
Operating lease right-of-use assets	3,070	2,711
Property and equipment, net	2,789	2,966
Intangible assets, net	188	245
Total non-current assets	6,104	6,110
Total assets	$34,126	$37,768

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2023	2022
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$980	$1,133
Operating lease liabilities	624	529
Accrued liabilities and other payables	1,647	1,443
Total current liabilities	3,251	3,105
Non-current liabilities:
Operating lease liabilities	2,535	2,382
Total non-current liabilities	2,535	2,382
Total liabilities	5,786	5,487

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2023 and , 2022; issued and outstanding: 11,452,672 and 11,186,481 ordinary shares as of December 31, 2023 and 2022, respectively	4,982	4,873
Additional paid in capital	121,068	118,099
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(96,741)	(89,722)
Total shareholders’ equity	28,340	32,281
Total liabilities and shareholders’ equity	$34,126	$37,768

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2023	2022	2021
Revenues	$10,959	$299	$15,641
Cost of revenues	1,991	400	2,005
Gross profit (loss)	8,968	(101)	13,636

Operating expenses:
Research and development	10,484	10,255	7,631
General, administrative and marketing	5,996	6,741	5,940
Total operating income (loss)	(7,512)	(17,097)	65
Financial income, net	493	172	172
Net income (loss)	$(7,019)	$(16,925)	$237
Basic net income (loss) per ordinary share	$(0.62)	$(1.53)	$0.02
Diluted net income (loss) per ordinary share	$(0.62)	$(1.53)	$0.02
Weighted average number of ordinary shares used in computation of basic net income (loss) per share	11,389,168	11,033,310	9,968,972
Weighted average number of ordinary shares used in computation of diluted net income (loss) per share	11,389,168	11,033,310	11,966,788

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

			Additional	Accumulated other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amounts	capital	loss	deficit	Total
BALANCE AT DECEMBER 31, 2020	6,963,838	$2,933	$75,547	$(969)	$(73,034)	$4,477
Issuance of ordinary shares and warrants, net of issuance costs of $3,205	2,250,000	1,035	31,758	-	-	32,793
Exercise of warrants, net of issuance costs of $51	1,442,149	665	5,053	-	-	5,718
Exercise of options	66,037	31	268	-	-	299
Share-based compensation	-	-	1,597	-	-	1,597
Net income	-	-	-	-	237	237
BALANCE AT DECEMBER 31, 2021	10,722,024	$4,664	$114,223	$(969)	$(72,797)	$45,121
Exercise of warrants	425,000	191	1,509	-	-	1,700
Exercise of options	39,457	18	156	-	-	174
Share-based compensation	-	-	2,211	-	-	2,211
Net loss	-	-	-	-	(16,925)	(16,925)
BALANCE AT DECEMBER 31, 2022	11,186,481	$4,873	$118,099	$(969)	$(89,722)	$32,281
Exercise of warrants	186,000	76	668	-	-	744
Exercise of options	80,191	33	331	-	-	364
Share-based compensation	-	-	1,970	-	-	1,970
Net loss	-	-	-	-	(7,019)	(7,019)
BALANCE AT DECEMBER 31, 2023	11,452,672	$4,982	$121,068	$(969)	$(96,741)	$28,340

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	$(7,019)	$(16,925)	$237
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on sale of property and equipment	18	-	-
Depreciation and amortization	1,102	1,076	773
Accrued interest	(28)	(87)	(151)
Share-based compensation to employees and consultants	1,937	2,174	1,597
Exchange differences on cash and cash equivalents	379	608	(143)
Remeasurement of Derivatives liability	-	-	(28)

Changes in assets and liabilities:
Decrease in trade receivables	9	261	560
Decrease (increase) in inventories	749	(312)	181
Decrease (increase) in other receivables and prepaid expenses	150	(119)	(185)
Decrease in operating lease right-of-use assets	527	461	400
Increase (decrease) in trade payables	(153)	99	236
Decrease in operating lease liabilities	(638)	(916)	(337)
Increase (decrease) in accrued liabilities and other payables	204	14	(464)
Decrease in deferred revenues	-	(32)	(175)
Net cash provided by (used in) operating activities	(2,763)	(13,698)	2,501
Cash flows from investing activities:
Capitalization of intangible assets	-	(42)	(161)
Purchase of property and equipment	(954)	(1,274)	(1,428)
Proceed from short term deposit	-	50,238	-
Investment in restricted deposits	(270)	-	-
Investment in deposits	-	(20,000)	(30,000)
Proceeds from sale of property and equipment	68	-	33
Net cash provided by (used in) investing activities	(1,156)	28,922	(31,556)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	-	-	32,743
Exercise of options and warrants into shares	1,108	1,874	6,017
Net cash provided by financing activities	1,108	1,874	38,760
Effect of exchange rate changes on cash and cash equivalents and restricted deposits	(379)	(608)	143
Net increase (decrease) in cash and cash equivalents and restricted deposits	(3,190)	16,490	9,848
Cash and cash equivalents and restricted cash at the beginning of the year	29,864	13,374	3,526

Cash and cash equivalents and restricted deposits at the end of the year	$26,674	$29,864	$13,374

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2023	2022	2021
Supplemental discloser of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$886	$219	$557
Classification of issuance costs liability to equity	$-	$-	$50
Capitalization of Share-based compensation to inventory	$33	$37	$-

Supplemental discloser of cash activities:

Cash paid during the year for taxes	$8	$31	$-

Reconciliation of cash, cash equivalents and restricted cash at the end of the year
Cash and cash equivalents	$26,674	$29,653	$13,148
Restricted deposits short term	-	23	13
Restricted deposits long term	-	188	213
Total cash and cash equivalents and restricted deposits	$26,674	$29,864	$13,374

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

Company description

a.	CollPlant Biotechnologies Ltd. (the “Company” or “CollPlant”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and from sales of (i) bioink products for the development of 3D bioprinting of organs and tissues, (ii) rhCollagen for the medical aesthetics market, and  (iii) rhCollagen-based products for tendinopathy and wound care.

The Company operates mainly through its wholly-owned subsidiary CollPlant Ltd. In November 2021 CollPlant Ltd. established CollPlant Inc., a wholly owned subsidiary in the United States. As of December 31, 2023, CollPlant Inc. has not commenced operation.

b.	For the year ended December 31, 2023, the Company incurred net loss of $7,019 and has an accumulated deficit in the total amount of $96,741. The Company's negative cash flows from operating activities was $2,763. The Company's cash and cash equivalent as of December 31, 2023 totaled $26,674. The Company has sufficient funds to support its operation for more than 12 months following the approval of its consolidated financial statements for the fiscal year ended December 31, 2023.

The Company expects to incur future net losses and the transition to profitability is dependent upon, among other things, the successful development and commercialization of the Company’s products and product candidates or of the dermal filler product developed by AbbVie, the establishment of contracts for the distribution of new product lines, any of which, or in combination, would contribute to the achievement of a level of revenue adequate to support the cost structure. Until the Company achieves profitability or generates positive cash flows, it will continue to need to raise additional cash. The Company intends to fund future operations through existing cash on hand, additional private and/or public offerings of debt or equity securities, additional milestone payments that may be received under the AbbVie Development Agreement, adjustment of operating expenses to meet available cash resources or a combination of the foregoing. Notwithstanding, there can be no assurance that the Company will be able to raise additional funds or achieve or sustain profitability or positive cash flows from operations.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S GAAP”).

b.	Use of estimates

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

c.	Financial statements in U.S. dollars:

The functional currency is the currency that best reflects the economic environment in which the Company and its subsidiaries operates and conducts their transactions. Most of the Company's revenues and financing activity are incurred in U.S. dollar. Based on the Company's management assessment the functional currency of the Company is the U.S. dollar.

Transactions and balances that are denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with principles set forth in ASC 830, Foreign Currency Matters (“ASC 830"). In accordance with ASC 830, monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets denominated in foreign currencies are measured using historical exchange rates. Gains and losses resulting from remeasurement are reflected in the statements of operation as financial income or expenses, as appropriate.

d.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

e.	Segments

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company determined it operates in one operating segment and reportable segment, as its chief operating decision maker reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance.

f.	Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Restricted deposits

The Company’s restricted deposits long term and short term collaterals related to the Company’s lease contracts and credit card.

h.	Trade receivables, net

Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts. The Company regularly assessed collectability based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, the financial condition of the customer, and other factors that may affect its ability to collect from customers.

i.	Inventories

Inventories are stated at the lower of cost or net realizable value.

Inventory costing is based on the moving average cost method. In the case of purchased goods and work in process, costs include raw materials, direct labor, share based compensation and other direct costs and fixed production overheads (based on the normal operating capacity of the production facilities). The Company periodically evaluates the quantities on hand relative to historical, current and projected sales volume. Based on this evaluation, an impairment charge is recorded when required to write-down inventory to its net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less attributable selling expenses.

j.	Leases

The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets and current and non-current operating lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected to not recognize a lease liability or ROU asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases (see also Note 5).

k.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation.

The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The depreciation period is as follows:

Years

Laboratory and production equipment	5
Greenhouse equipment*	4 - 10
Computer equipment	3
Office furniture	17
Leasehold improvements	**
Electronic equipment	7
Vehicles	7

*	Greenhouse equipment - agricultural equipment used in the tobacco production greenhouse.

**	Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or useful economic life.

l.	Impairment of long-lived assets

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

As of December 31, 2023, 2022 and 2021, the Company did not recognize an impairment loss for its long-lived assets.

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

The Company accounts for employees’, directors’ and consultants’ share-based payment awards classified as equity awards using the grant-date fair value. The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach.

The Company elected to account for forfeitures as they occur.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, lab expenses, consumable materials and equipment and consulting fees. All costs associated with research and developments are expensed as incurred.

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company has elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

1.	Revenues from sale of goods

The goods are the Company’s rhCollagen and rhCollagen-based products, and include the bioink products for the development of 3D bioprinting of organs and tissues and the medical aesthetics and products for tendinopathy and wound care. The Company recognizes revenues from selling goods at a point in time when control over the product is transferred to customers.

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

The Company charges its customers based on payment terms agreed upon in specific agreements.

As of December 31, 2023 and 2022, the Company did not recognize revenue from rendering services.

3.	Revenues from licensing agreement

On February 5, 2021, the Company entered into development and global commercialization agreement (the “AbbVie Development Agreement"), with Allergan, an AbbVie company, pursuant to which the Company and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using the Company’s rhCollagen technology and AbbVie’s technology (see also Note 7).

Pursuant to the AbbVie Development Agreement CollPlant grants AbbVie, its affiliates and third-party transferees a right to use any know-how related to CollPlant rhCollagen that is (a) necessary or useful to exploit an exclusive product and (b) controlled by CollPlant or its affiliates, solely to support the regulatory approval of such exclusive product.

The Company determined that those rights described above are to the use of the IP of CollPlant, therefore represent a right under a license contract. The Company farther identified the license as a performance obligation.

In addition, the Company has identified in the AbbVie Development Agreement (i) certain development activities, (ii) a right of first negotiation for Option Products, and (iii) an option for future supply agreement. However, neither of the abovementioned is distinct and/or provides a material right to the customer and therefore, do not give rise to a performance obligation.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The potential milestones will be included in the transaction price when the Company concludes that achievement of the milestones is probable, and that recognition of revenue related to the milestones will not result in a significant reversal in amounts recognized in future periods, and as such have been excluded from the transaction price until such probability is achieved. Any consideration related to sales-based royalties will be recognized if and when the related sales occur.

At contract inception, since it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestone payments is resolved, and since the contract include termination provisions, the Company estimated the transaction price at $14,000 and recognized that amount as revenue once the license was delivered.

In June 2023, the Company received notification from AbbVie about achievement of a milestone with respect to the clinical-phase dermal filler product. According to the AbbVie Development Agreement, the milestone achievement triggered a $10,000 payment from AbbVie to CollPlant. Such payment received in July 2023, and recognized as revenue in the year 2023.

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

2)

Uncertainty in income taxes

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If the more likely than not threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2023 and 2022, no liability for unrecognized tax benefits was recorded.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), for the period divided by the weighted average number of ordinary shares and prepaid warrants outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted income (loss) per share does not include options and warrants exercisable into 2,007,546, 2,558,164 and 1,590,346 shares for the years ended December 31, 2023, 2022 and 2021, respectively, because the effect would be anti-dilutive.

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

t.	Warrants:

During the twelve -month ended December 31, 2021, the Company issued warrants to acquire up to 250,000 ordinary shares. There were no issued warrants during the twelve months ended December 31, 2023 and 2022. The Company assessed the warrants pursuant to ASC 480 "Distinguishing Liabilities from Equity" and ASC 815 "Derivatives and Hedging" and determined that the warrants should be accounted for as equity and not as a derivative liability. Refer to Note 8A for additional information.

u.

Severance Pay

All of the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (the “Severance Pay Law”). Pursuant to Section 14 of the Severance Pay Law, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments made to employees in accordance with this section release the Company from any future severance liabilities with respect to such employees. Neither severance pay liability nor severance pay fund under Section 14 of the Severance Pay Law is recorded on the Company’s consolidated balance sheets.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

v.	New accounting pronouncements not yet effective:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

NOTE 3 - INVENTORIES, NET

a.	Inventories on December 31, 2023 and 2022 consisted of the following:

	December 31,
	2023	2022
Work in progress	$173	$881
Finished goods	541	549
	$714	$1,430

b.	The Company recorded inventories write-downs of $866, $296 and $367 for the years ended December 31, 2023, 2022 and 2021, respectively, which were recorded as part of cost of revenues.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	December 31
	2023	2022
Cost:
Laboratory equipment	$1,979	$1,491
Production equipment	1,769	1,673
Greenhouse equipment	771	751
Computer and electronic equipment	306	231
Office furniture	266	300
Leasehold improvements	3,503	3,310
Vehicles	241	251
	8,835	8,007
Less:
Accumulated depreciation	(6,046)	(5,041)
Property and Equipment, net	$2,789	$2,966

Depreciation expenses totaled $1,045, $1,036 and $773 for the years ended December 31, 2023, 2022 and 2021, respectively.

During the year ended December 31, 2023, 2022 and 2021, the Company disposed of property and equipment in the net amount of $86, $7 and $33, respectively.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5 - LEASES

The Company’s leases includes the production sites, corporate headquarter, research lab center and car leases, which are all classified as operating leases. The car leases are generally for three years period and the payments are linked to the Israeli CPI.

As collateral for part of the lease agreements, a restricted deposit was pledged in favor of the property owners. The balance of the restricted deposit as of December 31, 2023 amounted to $190, classified as current assets, and $57 classified as non-current asset.

To secure the terms of the car lease agreements, the Company has made certain prepayments to the leasing company, representing approximately three months of lease payments.

Operating leases cost for space and cars for the years ended December 31, 2023, 2022 and 2021 totaled $775, $645 and $646, respectively.

The operating lease costs include variable lease payments of $52, $24 and $12 in 2023, 2022 and 2021, respectively.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2023	2022
Operating cash flows from operating leases	$809	$770

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2023	2022
Operating Leases
Operating lease right-of-use assets	$3,070	$2,711

Current lease liabilities	$624	$529
Non-current lease liabilities	2,535	2,382
Total lease liabilities	$3,159	$2,911

Weighted Average Remaining Lease Term
Operating leases	5.14 years	5.7 years

Weighted Average Discount Rate
Operating leases	7.46%	7.13%

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5 - LEASES (continued)

As of December 31, 2023, the maturities of lease liabilities were as follows:

Operating leases
Year ending December 31,
2024	$824
2025	768
2026	664
2027	636
2028	627
Thereafter	303
Total undiscounted lease payments	3,822
Less – imputed interests	(663)
Present value of lease liabilities	$3,159

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Commitment to pay royalties to the government of Israel

The Company received grants from the IIA for research and development funding until the year 2019, and therefore is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”), the regulations promulgated thereunder, the IIA’s rules and guidelines and the terms of the approved program funded by the IIA. Under the Innovation Law royalties of 3% on the income deriving from products and from related know-how and services developed in whole or in part, directly or indirectly, under IIA programs are payable to the IIA. Such commitment is up to the amount of grants received (dollar linked), plus interest at annual rate based on LIBOR. In addition to paying any royalty due, the Company must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair the Company’s ability to outsource manufacturing or otherwise transfer its know-how outside of Israel and may require it to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA.

The Company did not apply for grants from the IIA since 2019. For the years ended December 31, 2023, 2022 and 2021, the Company recorded royalties expenses of $329, $9 and $468, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of operations as a component of cost of revenue.

As of December 31, 2023, the maximum total royalty amount payable by the Company under IIA funding arrangement is approximately $6,987 (without interest).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - DEVELOPMENT, EXCLUSIVITY AND OPTION PRODUCTS AGREEMENTS

On February 5, 2021, CollPlant entered into development and global commercialization agreement (the "AbbVie Development Agreement") with Allergan, an AbbVie company, pursuant to which CollPlant and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant rhCollagen technology and AbbVie’s technology.

Pursuant to the AbbVie Development Agreement, CollPlant agreed to undertake projects for the development of an aseptic process for sterile rhCollagen that meets or exceeds certain specifications as set forth in the Development Agreement.

Pursuant to the AbbVie Development Agreement, CollPlant granted to AbbVie and its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products. Further, pursuant to the AbbVie Development Agreement, CollPlant granted to AbbVie and its affiliates, a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant rhCollagen for the commercialization and sale of an injectable breast implant product and a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant's rhCollagen for the commercialization and sale of a photocurable dermal filler product, each an “Option Product” and together, the “Option Products”. Other than under the AbbVie Development Agreement, CollPlant agreed not to research, develop or commercialize its rhCollagen for use with any Exclusive Products during the term of the Development Agreement or grant any third party any rights to CollPlant's rhCollagen technology that would conflict with rights granted to AbbVie.

The AbbVie Development Agreement provides that later on CollPlant and AbbVie will enter into a supply agreement whereby CollPlant will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used solely for the development and manufacture of the Exclusive Products and Option Products.

The AbbVie Development Agreement provides that with respect to the Exclusive Products CollPlant shall be entitled to receive up to $50,000 comprised of an upfront cash payment of $14,000, which was paid in February 2021, and up to $36,000 in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In June 2023, a milestone under the AbbVie Development Agreement was achieved. Such milestone achievement triggered a payment of $10,000 from AbbVie to CollPlant, which was received in July 2023. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie. In addition, with respect to the Option Products, CollPlant shall be entitled to receive up to $53,000, as further described below, plus a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term and a fee for the supply of rhCollagen to AbbVie. The $53,000 in proceeds includes a one-time non-refundable payment of $6,000 upon signing a definitive agreement with regards to the injectable breast implant product; a one-time non-refundable payment of $4,000 for signing a definitive agreement with regards to the photocurable dermal filler product; and up to an additional $43,000 payable upon the achievement of certain clinical trial, regulatory approval and commercial sale milestones.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - DEVELOPMENT, EXCLUSIVITY AND OPTION PRODUCTS AGREEMENTS (continued)

Unless earlier terminated, the AbbVie Development Agreement will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a product in a particular country, and (ii) 10 years from the first commercial sale of such product in such country. Following expiration (unless earlier terminated), the rights granted to AbbVie in the AbbVie Development Agreement will continue on a non-exclusive, fully paid-up, royalty-free, perpetual and irrevocable basis. The AbbVie Development Agreement may be terminated early by either party for material breach or bankruptcy. In addition, AbbVie may terminate the AbbVie Development Agreement at any time immediately upon written notice to CollPlant if AbbVie reasonably believes that it is not advisable for AbbVie to continue to develop or commercialize the Exclusive Products under the AbbVie Development Agreement as a result of a perceived serious safety issue regarding the use of any Exclusive Product or upon 60 days’ written notice, for any or no reason, with respect to its rights under the AbbVie Development Agreement on an Exclusive Product-by-Exclusive Product or country-by-country basis.

NOTE 8 - SHARE CAPITAL

A.	Ordinary shares

1)	Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of the ordinary shares is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

On January 31, 2018 the Company’s ADSs commenced trading on the Nasdaq Capital Market, under the symbol CLGN. On May 25, 2021, The Company's ordinary shares were approved for trading on the Nasdaq Global Market, and began trading at the open of market on June 4, 2021. At such time, the Company's ADSs were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio.

2)	Changes in share capital:

a)

During January-April 2021, one of the Company’s shareholder exercised 992,149 warrants into 992,149 ADS in return of $3,969.

In 2021, one of the U.S investors exercised 450,000 warrants into 450,000 ordinary shares in return of $1,800.

In 2022, three U.S investors exercised 425,000 warrants into 425,000 ordinary shares in return of $1,700.

In 2023, Mr. Sagy exercised 186,000 warrants into 186,000 ordinary shares in return of $744.

b)

On February 17, 2021, the Company completed a registered direct offering providing for the sale and issuance of an aggregate of 2,000,000 ADSs at a purchase price of $17.50 per ADS, for aggregate gross proceeds of $35,000. The total issuance costs accumulated to $3,200.

On the same date, one of the Company’s investors transferred the Company an amount of $1,000 by way of an equity investment, and the Company issued to the investor 250,000 ADSs representing 250,000 ordinary shares and a warrant to purchase up to 250,000 ADSs representing 250,000 ordinary shares.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The following table summarizes information about warrants outstanding and exercisable as of December 2023:

	Year ended December 31, 2023
Issuance date	warrants outstanding	Exercise price per warrant	warrants outstanding and exercisable	Contractual term
February 17, 2021	250,000	$4.00	250,000	February 17, 2024

B.	Share-based compensation:

1)

Option plan

Under the Company’s Share Ownership and Option Plan (2010), or the 2010 Plan, employees, directors and consultants of the Company may be granted options, each exercisable into one ordinary share of the Company of NIS 1.50 par value.

2)	Options grants

a.	Option granted to employees and directors

In the years ended December 31, 2023, 2022 and 2021, the Company granted options as follows (amounts presented reflect the number of shares underlying options):

	Year ended December 31, 2023
	Award amount	Exercise price range	Vesting period	Expiration
Employees	158,000	$5.65-7.5	4 years	10 years

	Year ended December 31, 2022
	Award amount	Exercise price range	Vesting period	Expiration
Employees	529,000	$5.33-9.22	4 years	10 years
Directors	217,000	$9.22	4 years	10 years

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

	Year ended December 31, 2021
	Award amount	Exercise price range	Vesting period	Expiration
Employees	96,500	$12.78-20.7	4 years	10 years
Directors	23,000	$15.2	4 years	10 years

The fair value of options granted on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Year ended December 31,
	2023	2022	2021
Value of one ordinary share	$5.73-7.5	$5.03-9.22	$11.9-20.37
Dividend yield	0%	0%	0%
Expected volatility	70.27-74.1%	67.95-72.27%	65.36-66.49%
Risk-free interest rate	3.62-4.33%	0.39-3.03%	0.64-1.37%
Expected term	6.11 years	6.11 years	6.11 years

The fair value of options granted during 2023, 2022 and 2021 was $747, 3,970 and $1,094 respectively.

The total unrecognized compensation cost of options on December 31, 2023 is $1,342, which is expected to be recognized over a weighted average period of 1.64 year.

Modification of share-based compensation

On August 23, 2023, the Company’s board of directors approved the repricing of the exercise price of outstanding options to purchase 969,886 ordinary shares, previously granted to employees and directors, to a price of $6.39 per share, out of which the repricing of 583,979 options granted to the Company’s directors and the Chief Executive Officer, were subject to the approval of the general meeting of the shareholders, which approval was obtained on October 10, 2023. There was no change in the number of shares subject to each option, vesting or other terms of the options.

The total incremental fair value of these options amounted to $579 and was determined based on the Black-Scholes pricing options model using the following assumptions: risk free interest rate of 4.33%-4.74%, expected volatility of 72.1% - 77%, expected term of 3.4-4.71 years and dividend yield of 0%. For the year ended December 31, 2023, the Company recorded expenses totaling $523 associated with the repricing. The remaining incremental fair value will be recognized over the remaining vesting period and until May 2026.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

A summary of options data for the years ended December 31, 2023, 2022 and 2021, is as follows:

	Year ended December 31,
	2023	2022	2021
Weighted-average grant date fair value of options granted, per option	$4.73	$5.32	$9.16
Total intrinsic value of the options exercised	$271	$221	$869
Total fair value of options vested	$4,380	$2,802	$3,356

A summary of the activity in options granted to employees and directors for the year ended December 31, 2023 is as follows:

	2023
	Number of options	Weighted average exercise price*	weighted average remaining contractual term (in years)	aggregate intrinsic value*
Options outstanding at the beginning of the year	1,868,749	$6.02	6.81	$4,620
Granted	158,000	7.05	-	-
Exercised	(76,441)	4.52	-	-
Expired	(83,156)	9.79	-	-
Forfeited	(121,272)	8.81	-	-
Options outstanding at the end of the year	1,745,880	$5.8	5.91	$1,165
Options exercisable at the end of the year	1,151,015	$5.49	4.6	$1,062

*	After repricing- see Note 8(B)(2)(a).

b.	Option granted to non-employees

A summary of the activity in options granted to non-employees for the year ended December 31, 2023 is as follows:

	2023
	Number of options	Weighted average exercise price	weighted average remaining contractual term (in years)	aggregate intrinsic value
Options outstanding at the beginning of the year	15,416	$16.04	1.79	$23
Exercised	(3,750)	5.07
Options outstanding at the end of the year	11,666	$16.78	1.36	$2
Options exercisable at the end of the year	6,329	$10.00	1.34	$2

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2023:

December 31, 2023
Options outstanding			Options exercisable
Exercise prices *	Number of options outstanding at end of year	Weighted average remaining contractual Life	Number of options exercisable at end of year	Weighted average remaining contractual life
$24.81	6,666	1.38	1,329	1.38
6.07	5,000	1.33	5,000	1.33
10.08	2,625	0.17	2,625	0.17
5.07	149,500	2.08	149,500	2.08
4.02	352,464	1.29	352,464	1.29
9.22	3,905	0.11	3,905	0.11
5.33	111,000	8.92	27,750	8.92
7.5	103,000	9.25	-	-
6.5	33,500	9.65	-	-
5.65	20,000	9.2	-	-
$6.39	969,886	7.33	614,771	6.97
	1,757,546		1,157,344

*	In U.S. dollars per Ordinary Share.

c.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2023	2022	2021
Cost of revenues	$-	$22	$78
Research and development expenses	714	565	525
General, administrative and marketing expenses	1,223	1,587	1,017
	$1,937	$2,174	$1,620

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 9 - INCOME TAX

The Company and its Israeli subsidiary are taxed under Israel tax laws:

A.	Tax rates

After the Company consummates its Net Operating Losses, the corporate tax rate applicable for the years 2021-2023, is 23%.

B.	Tax assessments

The Company and its subsidiary have tax assessments that are considered to be final through tax year 2017.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2023, CollPlant Biotechnologies Ltd. and CollPlant Ltd had approximately $7,365, and $59,993, respectively, of net carried forward tax losses which are available to be offset against future taxable income in future with no limited period of use.

D.	Deferred income taxes

	2023	2022
Deferred tax assets
Net operating loss carry forward	$15,492	$20,105
Research and development expenses	1,993	1,736
Offering costs	-	230
Operating lease liabilities	726	670
Share-based compensation	1,035	349
Total gross deferred tax assets	19,246	23,090
Less – valuation allowance	(18,540)	(22,466)

Deferred tax liabilities:
Operating lease assets	706	624
Net deferred tax assets	$-	$-

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 9 - INCOME TAX (continued)

F.	Uncertain tax positions

As of December 31, 2023 and 2022, the Company does not have a provision for uncertain tax positions.

G.	Roll forward of valuation allowance:

Balance at December 31, 2022	$22,466
Change	(3,926)
Balance at December 31, 2023	$18,540

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31,
	2023	2022
a. Accrued liabilities and other payables:
Employees and institutions for employees	$1,052	$944
Provisions for vacation	490	446
Royalties and Other	105	53
	$1,647	$1,443

Statements of operations:

b.	Revenues

1)	Disaggregated revenues

	Year ended December 31,
	2023	2022	2021
Revenues from licensing agreement (see Note 2(p))	$10,000	$-	$14,000
Revenues from the sales of goods	959	299	1,595
Revenues from the rendering of services	-	-	46
Total revenues	$10,959	$299	$15,641

2)	Revenues by geographical area (based on the location of customers):

	Year ended December 31,
	2023	2022	2021
United states	$10,839	$16	$14,951
Canada	87	158	57
Europe and Other	28	104	633
Israel	5	21	-
Total revenues	$10,959	$299	$15,641

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

3)	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended December 31,
	2023	2022	2021
Customer A	$10,743	$9	$14,770
Customer B	$-	$101	*)
Customer C	$79	$158	*)
Customer D	$-	$-	$169

*)	Less than 10%.

4)	The changes in deferred revenues relating to goods that were not yet delivered are as follows:

	2023	2022	2021
Balance at beginning of year	$-	$(32)	$(207)
Contract liability recognized during the period	-	-	(32)
Revenue recognized during the period	-	32	207

Balance at end of year	$-	$-	$(32)
Contract liability presented in current liabilities	$-	$-	$(32)
Contract liability presented in non-current liabilities	$-	$-	$-

c.	Long-lived assets

All of the Company’s operating Right-of-use lease assets and long-lived assets are located in Israel.

d.	Financial income (expenses), net

	Year ended December 31,
	2023	2022	2021
Exchange rate differences	$(285)	$(115)	$(38)
Bank and other fees	(10)	(10)	(30)
Remeasurement of financial instruments	-	-	28
Other financing expenses	-	(24)	(7)
Interest on bank deposits	788	321	219
Financial income, net	$493	$172	$172

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SUBSEQUENT EVENTS

a.	On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company's directors and officers) approved to extend the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of the Company’s employees and directors, from an expiry date ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares are held by some of the Company's directors and its CEO (who also serves as a director on the board of directors), and as such, the extension of the expiry dates of these options is subject to the receipt of shareholders’ approval by the required majorities under applicable law.

b.	On April 3, 2024, the board of directors approved the adoption of an equity-based incentive plan (the “2024 Plan”). The 2024 Plan allows the Company to grant its employees, directors and consultants with several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The 2024 Plan shall be in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034, unless earlier terminated by its administrator.