Form 20-F
period 2024-12-31
CollPlant Biotechnologies Ltd
filed 2025-03-26
CIK 1631487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 11,454,512 ordinary shares.

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

Yes ☐  No ☒

i

INTRODUCTION

We are a regenerative and aesthetic medicine company focused on medical aesthetics and 3D bioprinting of tissues and organs. Our products are based on our recombinant human collagen (rhCollagen) produced in genetically engineered tobacco plants using our proprietary technology. These products address indications for the diverse fields of tissue repair and aesthetics, and are ushering in a new era in regenerative and aesthetic medicine.

In February 2021, we entered into a development and global commercialization agreement with Allergan, an AbbVie company, or the AbbVie Development Agreement, pursuant to which we and AbbVie are collaborating in the development and commercialization of dermal and soft tissue filler product for the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology. In February 2025, we announced the achievement of a development milestone with respect to this product candidate, which, according to the AbbVie Development Agreement, triggered a $2 million payment from AbbVie to us. This milestone achievement follows our announcement in June 2023 regarding another achievement of another major milestone, which triggered a $10 million payment from AbbVie to us. The dermal filler product candidate is currently in the clinical phase. AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment. The trials are designed, planned, and executed by AbbVie.

In the field of medical aesthetics, we are developing regenerative 3D-bioprinted breast implants for regeneration of breast tissue to address an unmet need derived from estimated $3 billion global breast implant market. The implants in development are printed using bioink comprised of our rhCollagen in combination with other proprietary biomaterials. These implants are designed to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures. Pre-clinical studies continue to yield encouraging results. In August 2024, we launched a two-arm study utilizing a refined surgical protocol that enables implantation through a small incision while minimizing the risk of displacement or inversion. MRI and ultrasound analyses conducted in 2025 and 2024 confirmed tissue integration and vascularization, with one arm demonstrating rapid tissue ingrowth, preserved implant volume and mechanical integrity, and no observed complications. These outcomes support further optimization of the implants to promote long-term neo-tissue remodeling. In addition, we are developing a photocurable regenerative dermal filler comprised of our tissue regenerating rhCollagen and other biomaterials. In addition to skin lifting, this state-of-the-art filler is designed to enable skin rejuvenation as well as facial contouring, thus addressing the need for more innovative aesthetic products. In this regard, in early 2023 we completed a 12-month preclinical study with our photocurable regenerative dermal filler, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard.

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

Unless the context requires otherwise, references to “our products” refer also to products being developed by any strategic partner.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing pre-clinical and clinical trials with respect to rhCollagen based products in medical aesthetics and 3D bioprinting;

●	ours or our strategic partners’ ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based products in medical aesthetics and 3D bioprinting, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products in medical aesthetics and 3D bioprinting;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the impact of competition and new technologies;

●	the overall global economic environment;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have generally incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

●	We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

Risks Related to Commercialization of Our Products

●	The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors, pharma companies and others in the medical community.

●	We have only limited clinical data to support sales of our products, which may make physicians, patients, third-party payors, and others in the medical community reluctant to accept or purchase our products.

●	We have low scale experience in producing our rhCollagen, and if we are unable to manufacture our rhCollagen in high commercial quantities successfully and consistently to meet demand, our growth will be limited.

●	If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our products that obtain regulatory approval, we may be unable to generate material revenue.

●	We face competition and rapid technological change and the possibility that our competitors may develop therapies or products that are more advanced or effective than ours, which could impair our ability to successfully commercialize our products.

Risks Related to the Clinical Development and Regulatory Approval of the Products

●	We currently depend heavily on the future success of our medical aesthetics, 3D bioprinting product candidates and bioink products. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products, independently or in cooperation with a third-party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

●	Our products are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

●	We or our strategic partners may find it difficult to enroll patients in future clinical trials, and patients could discontinue their participation in our future clinical trials, which could delay or prevent clinical trials of our products and product candidates.

●	Clinical trials conducted by us or by our strategic partners may not be successful or may be delayed.

●	Even if we or our strategic partners obtain regulatory approval for a product, our products will remain subject to regulatory scrutiny.

●	In addition to the level of commercial success of our products, our future prospects are also dependent on our ability to successfully develop a pipeline of additional products, and we may not be successful in our efforts in using our platform technologies to identify or discover additional products.

Risks Related to Our Reliance on Third Parties

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based products in 3D bioprinting and medical aesthetics, including 3D-bioprinted breast implants and bioinks.

●	We expect to depend upon third-party collaborators, distributors and resellers for a significant portion of our sales.

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

We are a regenerative and aesthetic medicine company focused on medical aesthetics and 3D bioprinting of tissues and organs. Except for the year ended December 31, 2021, we have incurred losses in each year since our inception in 2004. We incurred a total comprehensive loss of $16.6 million for the year ended December 31, 2024 and a total comprehensive loss of $7.0 million for the year ended December 31, 2023. As of December 31, 2024, we had an accumulated deficit of $113.4 million.

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

As of December 31, 2024, our cash and cash equivalents were $11.9 million. Although in the past we have received payments under the AbbVie Development Agreement, including a $2 million in February 2025, $10 million in June 2023 and $14 million in February 2021, there can be no assurance that we will receive any further payments under the AbbVie Development Agreement. Except for the year ended December 31, 2021, in which we incurred a total comprehensive income of $0.2 million, we had recurring losses from operations and negative operating cash flows since our inception. We recently implemented a cost cutting and workforce reduction plan and will need to raise additional capital in the future to support our operations and product development activities,

Our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, and other collaborations, strategic alliances, and licensing arrangements, or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Conversely, we may need to seek additional funds at times when the market conditions for doing so are less favorable. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities and could require us to use a portion of our cash flows to make debt service payments, which could place us at a competitive disadvantage relative to our less leveraged peers. If we raise additional funds through further issuances of equity, convertible debt securities, or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our common stock, including registration rights. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to support our business and to respond to business challenges could be significantly limited, and our business, operating results, financial condition, and prospects could be harmed.

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

Until 2019 we have applied and received grants from the IIA as part of the research and development programs for our rhCollagen technology and our products. These IIA grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the IIA’s rules and guidelines royalties of 3% on the income deriving from products and from related know-how and services developed in whole or in part, directly or indirectly, under the Approved Programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar plus interest at an annual rate based on based on LIBOR. The total gross amount of grants actually received by us from the IIA as of December 31, 2024 totaled approximately $10.1 million. As of December 31, 2024, we paid royalties to the IIA in the total amount of $3.1 million.

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

Even if we or our strategic partners obtain the requisite regulatory approvals, the commercial success of our products will depend in part on physicians, patients, third party payors, pharma and medical device companies and others in the medical community accepting our products as medically useful, cost-effective, and safe. Any product that we or our strategic partners bring to the market may not gain market acceptance by physicians, patients, third-party payors, and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of these products, if approved for commercial sale, will depend on a number of factors, including:

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

We have experience manufacturing limited quantities of rhCollagen, the recombinant human type I collagen used for development with collaborators and in our products and product candidates. Our manufacturing capabilities will need to be further improved to meet the standard requirements for future clinical studies and for commercialization of our products and product candidates. To manufacture our rhCollagen in quantities that we believe will be sufficient to produce our end products and meet anticipated market demand, we will need to increase manufacturing capacity or engage third party manufacturers, which will involve significant challenges. In addition, the development of commercial-scale, regulation-compliant manufacturing capabilities will require us to invest substantial additional funds and our efforts to establish these capabilities may not meet our requirements as to scale-up, yield, cost, potency, or quality in compliance with applicable regulatory standards. Even an experienced third-party manufacturer may encounter difficulties in production, including:

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

If we or any of any third-party manufacturer fails to maintain regulatory compliance, the FDA or the European authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product or revocation of a pre-existing approval.

If there is a disruption to our internal manufacturing operations, we will have no other means of production for the components and products from such operations until we restore the affected facilities or develop alternative manufacturing facilities, which would delay our or our strategic partners’ clinical trials or cause us to be unable to meet commercial demand for our products. In such case, we may need to arrange for third-party manufacturing of our components and products, which would be expensive and time consuming, assuming we can identify an appropriate third party manufacturer. Additionally, any damage to or destruction of our facilities or equipment may significantly impair our ability to manufacture our components and products on a timely basis. During early 2024, we had a mechanical failure at our Yessod Hama’ala facility that occurred during the production process resulting in the temporary shutdown of our manufacturing operations. In addition, during 2024, we took precautionary measures to close our facility in Yessod Hama’ala for an extended period, although it is now operational, due to the war and its proximity to the border with Lebanon. See “—Risks Related to Our Operations in Israel — Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.”

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

Risks Related to the Clinical Development and Regulatory Approval of Our Products

We currently depend heavily on the future success of our medical aesthetics, 3D-bioprinting product candidates and our bioink products. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products, independently or in cooperation with a third-party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

We have invested a significant portion of our efforts and financial resources in the development of rhCollagen, medical aesthetics and 3D-bioprinting product candidates, bioinks and our Vergenix line of products. We currently depend heavily on the future success of our medical aesthetics, 3D-bioprinting product candidates and our bioink products. Our ability to generate revenues from our products and product candidates depends heavily on the successful development, approval, and commercialization of our products, which, in turn, depend on several factors, including the following:

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

While we are currently not conducting any clinical trials, the dermal and soft tissue filler product candidate for the medical aesthetics market is in the clinical phase, and the trials are designed, planned, and executed by AbbVie, in accordance with the AbbVie Development Agreement. We and/or our strategic partners may not be able to initiate or continue future clinical trials if a sufficient number of eligible patients to participate in the clinical trials required by European regulatory authorities, the FDA, or other regulatory authorities cannot be enrolled.

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

Clinical trials conducted by us or our strategic partners may not be successful or may be delayed.

Before obtaining marketing approval from regulatory authorities for the sale of our products or product candidates or any future product, we or our strategic partners must conduct clinical trials to demonstrate the safety in humans for European CE marking certification, and the safety and efficacy in humans for other regulatory authorities such as the United States. While we are currently not conducting any clinical trials, the dermal and soft tissue filler product candidate for the medical aesthetics market is in the clinical phase, and the trials are designed, planned, and executed by AbbVie. AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment. In addition, we expect to rely on a number of contract research organizations, or CROs, and other third parties, to assist in undertaking, managing, monitoring, and executing future clinical trials. Clinical trials are expensive, time consuming, and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We or our strategic partners may not receive FDA regulatory approval for the conduct of any particular clinical trial in the United States or regulatory approval for conduct of such clinical trial in other countries. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

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

If the results of clinical trials are inconclusive or if there are safety concerns or adverse events associated with our products or product candidates, we or our strategic partners may:

●	fail to obtain, or be delayed in obtaining, marketing approval for our products or product candidates;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

●	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

●	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution;

●	be subject to the addition of labeling statements, such as warnings or contraindications;

●	terminate any ongoing collaboration agreement;

●	be sued; or

●	experience damage to our reputation.

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

To successfully develop and commercialize our products and product candidates, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, in February 2021, we entered into the AbbVie Development Agreement pursuant to which we and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology. AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled in the dermal and soft tissue filler clinical trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment.

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

We may be dependent upon third-party collaborators, distributors, and resellers for a significant portion of our sales.

We depend upon sales through independent collaborators, distributors and resellers. While we are highly dependent upon acceptance of our products and solutions by such third parties and their active marketing and sales efforts relating to our products, most of our distributors and resellers may not be obligated to deal with us exclusively and are not contractually subject to minimum purchase requirements. In addition, some of our distributors and resellers may sell competing products or solutions. As a result, our distributors and resellers may give higher priority to products or services of our competitors, thereby reducing their efforts in selling our products and services.

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

We may in the future need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of March 15, 2025, we had 57 employees. While we recently undertook certain cost cutting measures including reducing our workforce however, as we mature and undertake the activities required to advance our products and product candidates, we may expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational setbacks, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We currently have two production sites in Israel where we manufacture rhCollagen. During 2024, we had a mechanical failure at our Yessod Hama’ala facility that occurred during the production process resulting in the temporary shutdown of our manufacturing operations. In addition, during 2024, we took precautionary measures to close our facility in Yessod Hama’ala for an extended period, although it is now operational, due to the war and its proximity to the border with Lebanon. See “—Risks Related to Our Operations in Israel — Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.”

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

We are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, in such event, the dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2021, but increased in 2022 through 2024. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies, and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

Public health epidemics or outbreaks could adversely impact our business. For example, in late 2019, a COVID-19 pandemic broke out across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, for several months in 2020, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors. If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

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

If we do not adapt to or comply with new regulations, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

As of March 15, 2025, our senior management, directors, and five percent or more shareholders and their affiliates beneficially owned approximately 33% of our ordinary shares and an additional 6% in options exercisable into ordinary shares. These shareholders will be able to significantly influence all matters requiring shareholder approval, except for decisions that require a special majority at a shareholders’ meeting. For example, these shareholders, if they were to act together, may be able to significantly influence elections of directors (other than our external directors, within the meaning of Israeli law, as described under “Management—External Directors”), amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

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

Section 404 of the Sarbanes-Oxley Act requires our management to report on the effectiveness of our internal control structure and procedures for financial reporting. In addition, as long as we do not become an accelerated or large accelerated filer, we are exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on our management’s assessment of our internal control over financial reporting until the date we are no longer a non-accelerated filer.  We have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements.  During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our share to fall.

To build our finance infrastructure, we may need to improve our accounting systems, disclosure policies, procedures and controls. If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Global Market or other adverse consequences that would materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

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

If our existing shareholders sell, indicate an intention to sell, or the market perceives that they intend to sell, substantial amounts of our securities on the Nasdaq Global Market after the date of this Annual Report on Form 20-F, the market price of our securities could decline significantly. As of March 15, 2025, we had 11,454,512 ordinary shares outstanding. In addition, as of March 15, 2025, an aggregate of 1,415,074 ordinary shares, that are issuable pursuant to exercise of outstanding options, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Pursuant to our Share Ownership and Option Plan (2010), or the 2010 Plan and our 2024 Share Award Plan, or the 2024 Plan, our management is authorized to grant share options, restricted share units and other equity-based awards to our employees, officers, directors, and consultants. As of March 15, 2025, our officers, directors, employees and consultants hold options to purchase 1,699,693 and 34,000 ordinary shares under the 2010 Plan and the 2024 Plan, respectively. Additionally, as of March 15, 2025, our officers, directors, and certain employees have been granted 426,000 restricted share units under the 2024 Plan. If our board of directors elects to issue additional options, restricted share units or other equity-based awards under the 2010 Plan or the 2024 Plan, our shareholders may experience additional dilution, which could cause our share price to fall.

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

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and several hundred thousand Israeli military reservists were drafted to perform immediate military service, including at the time about 10% of our workforce in Israel. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of March 15, 2025, we currently have 57 employees located in Israel.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization), with the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. It is possible that hostilities with Iran, Hamas, Hezbollah, the Houthis and Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. In addition, in April 2024 and on October 1, 2024 Iran launched direct attacks on Israel involving hundreds of drones and missiles, has threatened to continue to attack Israel, and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

While to date, we have not experienced any major disruptions in our operations due to the war, during 2024 we took precautionary measures to close our facility in Yessod Hama’ala, which is located approximately 9km from Israel’s northern border with Lebanon, for an extended period although it is now operational. Due to the close proximity of our facility in Yessod Hama’ala to the border, if our Yessod facility were to sustain damage and/or we are required to partially or completely close the facility for an indefinite period of time it could have a material impact on our business and results of operations. However, the intensity and duration of the current war in Israel is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, the main initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, based on our non-passive revenue-producing operations for the year ended December 31, 2024, we do not believe we were a PFIC for our 2024 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2024 and will not be a PFIC in 2025 or any other year.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a regenerative and aesthetic medicine company focused on medical aesthetics and 3D bioprinting of tissues and organs. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

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

Our capital expenditures for December 31, 2024, 2023 and 2022 amounted to $0.5 million , $1 million, and $1.3 million, respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot. We financed these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a regenerative and aesthetic medicine company focused on medical aesthetics and 3D bioprinting of tissues and organs. Our products are based on our recombinant human collagen (rhCollagen) that is produced in genetically engineered tobacco plants using our proprietary technology. These products address indications for the diverse fields of tissue repair and aesthetics, and are ushering in a new era in regenerative and aesthetic medicine.

In February 2021, we entered into the AbbVie Development Agreement with Allergan, an AbbVie company, pursuant to which we and AbbVie are collaborating in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology. In February 2025, we announced the achievement of a development milestone with respect to this product candidate, which, according to the AbbVie Development Agreement, triggered a $2 million payment from AbbVie to us. This milestone achievement follows our announcement in June 2023 regarding another achievement which triggered a $10 million payment from AbbVie to us. The dermal filler product candidate is currently in the clinical phase. AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment. The trials are designed, planned, and executed by AbbVie.

In the field of medical aesthetics, we are developing regenerative 3D-bioprinted breast implants for regeneration of breast tissue to address an unmet need derived from the estimated $3 billion global breast implant market. The implants in development are printed using bioink comprised of our rhCollagen in combination with other proprietary biomaterials. These implants are designed to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients. Pre-clinical studies are ongoing showing encouraging outcomes three months post implantation, with evidence of significant implant vascularization and rapid ingrowth of neo tissue, both of which are critical factors in enabling effective integration of the implant with the physiological system and supporting long-lasting regenerative processes. In addition, we are developing a photocurable regenerative dermal filler comprised of our tissue regenerating rhCollagen and other biomaterials. In addition to skin lifting, this state-of-the-art filler is designed to enable skin rejuvenation as well as facial contouring, thus addressing the need for more innovative aesthetic products. In this regard, in early 2023 we completed a 12-month preclinical study with our photocurable regenerative dermal filler, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard

In April 2023, we entered into a joint development and commercialization agreement with Stratasys pursuant to which we agreed to collaborate on the development of a solution to bio-fabrication human tissues and organs, using Stratasys’ P3 technology-based bioprinter and our rhCollagen-based bioinks, with the first target being a development of an industrial-scale solution for CollPlant’s regenerative breast implants project. In August 2024 we announced the initiation of a pre-clinical study with 200cc commercial-sized regenerative implants printed on a Stratasys Origin® 3D printer. We are expecting to have initial results from the study in the first half of 2025.

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

In July, 2024, we announced the release of our inaugural Environmental, Social and Corporate Governance (ESG) and Sustainability Report covering the fiscal year 2023. The report reflects CollPlant’s wide commitment to fostering environmental sustainability and enhancing human health, as well as advancing social and corporate governance objectives that contribute to the Company’s impact.

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

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL, under which we are selling our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which incorporates it into cell culture media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. In January 2024, this agreement was extended to include the distribution of the STEMCELL kits globally for use not only in the regenerative medicine research market but for clinical purposes also.

We are currently focusing on the following innovative rhCollagen-based product pipeline:

●	Regenerative dermal and soft tissue fillers. Our rhCollagen offers a portfolio of opportunities in the field of regenerative aesthetics, owing to its ideal structure and non-immunogenic properties that we believe provide the optimal scaffold to attract cells and promote tissue regeneration. We are collaborating with AbbVie in the development and commercialization of the dermal and soft tissue filler product for the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology, pursuant to the AbbVie Development Agreement entered into in February 2021. In February 2025, we announced the achievement of a development milestone with respect to the dermal and soft tissue filler product, which, according to the AbbVie Development Agreement, triggered a $2 million payment from AbbVie to CollPlant. The announcement of this milestone follows our announcement in June 2023, of the achievement of another major milestone with respect to this product candidate, which triggered a $10 million payment from AbbVie to us that was received in July 2023. In addition, we are developing a photocurable regenerative dermal filler comprised of our tissue regenerating rhCollagen and other biomaterials. In addition to skin lifting this state-of-the-art filler is designed to enable skin rejuvenation as well as facial contouring, thus addressing the need for more innovative aesthetic products. In this regard, in early 2023 we completed a 12-month preclinical study with our photocurable regenerative dermal filler, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard.

●

3D-bioprinted regenerative breast implants. We are developing a biocompatible commercial-sized, 3D-bioprinted regenerative breast implants, which are designed to gradually degrade and be replaced by newly grown natural breast tissue. Pre-clinical studies on large animals are showing encouraging outcomes three months post implantation, with evidence of significant implant vascularization and rapid ingrowth of native tissue, both of which are critical factors in enabling effective integration of the implant with the physiological system and supporting long-lasting regenerative processes.

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

●	CollPlant rhCollagen-based Commercial Bioink for Regenerative Medicine Applications. Our bioink product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The bioink is intended to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s bioink formulations can include other proteins and/or polymers as well. Our bioink is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In January 2023, we launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs. Earlier, in November 2022 we launched Collink.3D™ 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D™ 90 is complementary to our first commercial bioink, Collink.3D 50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

We also market VergenixSTR, a soft tissue matrix, intended for the treatment of tendinopathy, and VergenixFG, a wound healing flowable gel, intended for the treatment of chronic and acute wounds. In February 2025, we announced the expansion of our distribution channels for Vergenix STR product in Europe and Asia. Specifically, we signed distribution agreements for VergenixSTR with distributor companies located in the Netherlands, Turkey and India, for sales in the territories of the Netherlands, Belgium, Luxemburg (“Benelux”), Spain, India and Turkey.

We were in the initial stages of developing ‘gut-on-a-chip’ tissue model intended to enable a predictive and personalized treatment for inflammatory bowel diseases (IBD). In November 2022, we entered into a license and research agreement with Tel Aviv University and Sheba Medical Center hospital, to co-development a ‘gut-on-a-chip’, tissue model for drug discovery and high throughput screening of drugs. In November 2023, we elected to terminate the aforementioned agreement and continued to develop this program on our own. In March 2024, following a further assessment, we decided to focus our resources in advancing our 3D-bioprinted regenerative breast implants and dermal and soft tissue fillers programs, consequently putting the ‘gut-on-a-chip’ program on hold. We intend to revisit the ‘gut-on-a-chip’ program and consider its initiation once resources become available.

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

Our Market Opportunity

Our rhCollagen represents a platform for the development of products addressing significant opportunities in multiple markets. We are initially focused on the regenerative medical and aesthetics market, aiming to become a global leader in these markets. We are developing, together with our development partner, AbbVie, a dermal and soft tissue fillers. Per the AbbVie Development Agreement, we have the potential to receive additional milestones payments, as well as receive meaningful royalties on product sales. See “Item 4.B. Business Overview—Our Products and Product Candidates”.

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

Regenerative Medicine and Aesthetic Markets

Dermal fillers are gaining popularity all across the globe due to increasing trend of using anti-aging treatments, growing aging population, demand to look younger and the use of social media. According to the American Society of Plastic Surgeons, comparing the 2023 procedural statistics to 2022, cosmetic surgery procedures have grown by 5%. Minimally invasive procedures gained traction throughout 2023, offering quicker recovery and almost instant results. More and more companies are in the search for safer and longer lasting fillers.

Broadly, facial fillers can be divided into four categories: autologous fat, collagens, hyaluronic acid, and synthetic fillers (e.g., Calcium hydroxylapatite, Polylactic acid). According to Global Market Insights Inc., in 2022, hyaluronic acid comprised the largest category of the dermal filler market, with approximately 55% market revenue share. In addition, according to the American Society of Plastic Surgeons, hyaluronic acid injectable fillers were ranked second in popularity among the top Cosmetic Minimally Invasive Procedures for 2022.

According to Allied Market Research report, titled, “Dermal Filler Market”, global dermal filler market size accounted over $6.3 billion in 2023 and is estimated to grow at 10.3% to reach $16.8 billion by 2033.

Our regenerative breast implants aim to address an estimated $3.0 billion global breast implant market which is expected to reach $4.1 billion by 2033. Additionally, breast reconstruction and augmentation procedures represent the second most common plastic surgery procedure performed worldwide today. The most common breast augmentation or reconstruction procedures today are based on synthetic silicone breast implantations, an artificial substitution for natural regenerated tissue with risks of complications.

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

The global advanced wound care market in terms of revenue was estimated to be worth $11.2 billion in 2022 and is poised to reach $17.7 billion by 2027, growing at a CAGR of 9.4% from 2022 to 2027, according to Markets And Markets. The three major market segments are device-based wound care, comprised of negative-pressure wound therapy and hydrosurgery systems; moist wound care, comprised of dressings that create and maintain a moist environment; and biologics, comprised of bioactive technologies that provide new approaches to debridement and dermal repair and regeneration.

Our Strategy

All of our activities are driven by our goal to become the global market leader in regenerative and aesthetic medicine. As a disruptive technology company, we are facing the need to identify new markets opportunities and establish unique business models for revenue generation. Our value creation is based on our ability to develop and sell our product candidates, our sales of rhCollagen based products to our partners and selected customers, milestone payments and royalties on future sales of our partners. Our business model includes:

1.	In-house development of aesthetic products and biofabricated scaffolds and tissues. Our current product pipeline addresses a multi-billion-dollar market.

2.	In-licensing of our rhCollagen technology, and/or sales of rhCollagen and rhCollagen-based bioinks formulations, that constitute the ideal building blocks for regenerative medicine applications.

3.	Co-development of more complex tissues and organs with tire-1 partners as well as collaborations with recognized universities and research organizations.

We intend to continue to develop additional products, both independently and with strategic collaborators, initially in 3D-bioprinting of tissues and organs, and medical aesthetics markets and subsequently in other high value markets, based on our rhCollagen. We believe the market-leading characteristics of our rhCollagen will create attractive collaboration opportunities for our products, and we intend to selectively establish collaborations and strategic partnerships with respect to our current and future products in order to accelerate their development and commercialization. We established a collaboration with Allergan aesthetics, an AbbVie company and we intend to engage with similar well-established companies whose distribution networks are deeply entrenched. We remain engaged in partnering dialogs with several industry leaders and academic institutions interested in our rhCollagen technology, biomaterials knowhow, and expertise in 3D-bioprinting, to develop therapeutics, medical and aesthetics products. Our product pipeline and our research and development program are expected to yield new products in the coming years.

Our rhCollagen is a platform technology which can be utilized in a broad range of therapeutic, aesthetic, and other medical applications, and in particular in emerging industries such as 3D-bioprinting which we believe cannot be adequately addressed with currently available collagen technologies. We believe our platform technology, and the knowledge and expertise we have gained will enable the development, either independently or with collaborators, of differentiated products in multiple industries with a short time to market.

Our Products and Product Candidates

Dermal Filler and Soft Tissue Fillers

In February 2021, we entered into the AbbVie Development Agreement with Allergan, an AbbVie company, pursuant to which we and AbbVie are collaborating in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology. In February 2025, we announced the achievement of a development milestone with respect to this product candidate, which, according to the AbbVie Development Agreement, triggered a $2 million payment from AbbVie to us. This milestone achievement follows our announcement in June 2023 regarding another achievement which triggered a $10 million payment from AbbVie to us. The dermal filler product candidate is currently in the clinical phase. AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment. The trials are designed, planned, and executed by AbbVie.

Pursuant to the AbbVie Development Agreement, we granted to AbbVie and its affiliates, worldwide exclusive rights to use our rhCollagen for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products.

Pursuant to the AbbVie Development Agreement, we successfully developed an aseptic process for sterile rhCollagen that meets certain specifications as set forth in the Development Agreement. In addition, the Development Agreement provides that later on, we and AbbVie will enter into a supply agreement whereby we will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used solely for the development and manufacture of the Exclusive Products.

The AbbVie Development Agreement provides that with respect to the Exclusive Products we shall be entitled to receive up to $50 million comprised of an upfront cash payment of $14 million, which was paid in February 2021, and up to $36 million in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones, of which $10 million and $2 million were paid in July 2023 and in February 2025, respectively, following the achievement of a milestones with respect to the clinical-phase dermal and soft tissue filler product candidate. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie.

 Further, pursuant to the AbbVie Development Agreement, we granted to AbbVie and its affiliates a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of our rhCollagen for the commercialization and sale of an injectable breast implant product and for a photocurable dermal filler product. AbbVie did not pursue its right to first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant rhCollagen for the commercialization and sale of a photocurable dermal filler product under the AbbVie Development Agreement and no longer has rights for this product candidate. Under the AbbVie Development Agreement, AbbVie continues to have a right of first negotiation option to the injectable breast implant candidate under development using CollPlant rhCollagen.

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

In early 2023 we completed a 12-month preclinical study, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard.

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

In August 2024, we launched this preclinical study with two arms, where the surgical protocol was refined to include implantation through a small incision while preventing implant displacement or inversion. Analysis of MRI and ultrasound data conducted in 2025 and 2024 confirmed tissue integration and vascularization, offering valuable diagnostic tools for future clinical applications. At six months post-implantation, one study arm has shown promising outcomes, with the implant demonstrating vascularization and rapid tissue ingrowth within the clinical-sized implant. No complications, such as capsule formation, calcifications, and local tissue reactions were observed. Additionally, volume retention and mechanical properties were maintained in the successful study arm. Following this study, we plan to continue to optimize the regenerative breast implants to ensure longevity and re-modelling of the neo-tissue.

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

In October 2016, we received CE marking certification for VergenixSTR. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH, for VergenixSTR and sales in Europe commenced in the fourth quarter of 2016. In March 2018, Arthrex announced results of ACP Tendo, a product for treatment of tendinopathy combining our Vergenix®STR and Arthrex’s platelet rich plasma extraction kit, in a European case series. The safety and performance of ACP Tendo was evaluated for the treatment of tendinopathy in 24 patients in 9 different European locations. The indications included injuries in rotator cuff, Achilles tendon, peroneal tendon, tibialis tendon and common extensor tendon. In all treatment groups, patient-recorded-pain decreased after 2 weeks and continued along this trend up to the last follow-up at 6 months. Specifically for rotator cuff and common extensor tendon groups, the functionality was increased over the study period, almost achieving pre-symptom levels after 6 months.

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

In 2017, we created a division focused on development of collagen-based biological ink following the expansion of our research activities in the field of 3D biologic printing of organs and tissues. In the same year, we filed a provisional patent application for additive manufacturing using recombinant collagen-containing formulation. This patent application is in line with our strategy to expand the applications for rhCollagen for applications in the field of regenerative medicine. The subject provisional application has matured into granted patents in the U.S. (U.S. Patent No. 12,115,276), Japan, Australia, and has also been allowed in Japan. Applications are still pending in Europe, U.S., and Canada.

In 2018, we filed a provisional patent application for photocurable dermal fillers comprising rhCollagen and hyaluronic acid, for use in the aesthetics market. This application represents an integral part of our strategy to expand the uses for rhCollagen into new, high value markets. The subject provisional application has matured into granted patents in the U.S. (U.S. Patent No. 11,801,329 & U.S. Patent No. 12,186,449), Australia, Israel, Brazil, China, Europe and Japan. Applications are still pending in Europe, China, South Korea, U.S., Japan, Israel and Brazil. In Canada abandonment of this application arose from a patent office error. Correction and reinstatement has been requested and the patent office is expected to correct the error first in which case the application will be treated as never abandoned, and alternatively it is expected to reinstate to bring the application back into good standing.

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

In February 2021, we entered into the AbbVie Development Agreement, pursuant to which we and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. In June 2023 and in February 2025, we announced the achievement of milestones with respect to the clinical-phase dermal filler product under the AbbVie Development Agreement, which triggered $10 million and $2 million payments, respectively, from AbbVie to us.

In November 2021, we launched Collink.3D 50 for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants.

In November 2022 we launched Collink.3D 90, a rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D 90 is complementary to our first commercial bioink, Collink.3D 50.

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

In June 2024, we announced that we successfully printed for the first-time breast implants of 200 cc, which are commercial size. These implants were printed using CollPlant’s proprietary rhCollagen bioinks. In addition, we announced additional, positive, interim preclinical data from ongoing large-animal studies, evaluating our regenerative breast implants. The data shows evidence of well-developed connective tissue containing blood vessels (i.e., neovascularization) within the implant. Progressing tissue ingrowth within the implant was also observed confirming tissue regeneration. An initial biodegradation process was observed, while preserving the original structure of the 3D breast implant. No adverse tissue reaction was observed, confirming the safety profile of this novel implant in development.

In August 2024, we and Stratasys announced the initiation of a pre-clinical study with CollPlant’s 200cc commercial-sized implants printed on Stratasys’ Origin 3D printer. We are expecting to have initial results from the study in the first half of 2025.

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

Manufacturing, Supply, and Production

The majority of our product research and development work is carried out at our headquarters and research laboratories center in Weizmann Science Park in Rehovot, Israel. The agricultural research and development and production activities for our rhCollagen are carried out at our sites in Yessod Hama’ala and in Rehovot, Israel.

We work with subcontractors for growing the tobacco plant containing human collagen. This tobacco growth occurs year-round and is optimized to the climate conditions in order to achieve the maximum amount of the protein in the leaves. Each grower has the infrastructure that can be scaled-up to accommodate future demand without additional capital expenditures.

We produce the rhCollagen from the tobacco plants at our facilities in Yessod Hama’ala and Rehovot, Israel. We believe that we currently have the ability to produce sufficient quantities of quality recombinant type I human collagen to support our product development activities and sales until 2028. Our activities are focused on yield improvement, scale-up, and cost reduction.

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

Sales, Marketing, and Distribution

We sell our bioinks and rhCollagen directly to our business partners, collaborators and selective customers. We anticipate that any products we develop in collaboration with a strategic partner or collaborator, such as dermal fillers which are based on our rhCollagen for the medical aesthetics, will be marketed by the partner’s sales force,

We have been marketing and distributing VergenixSTR and VergenixFG in the European market with business partners since 2016. We also have two distributors for VergenixSTR in Europe and one in Southeast Asia. We continue exploring opportunities to distribute our Vergenix products in additional countries.

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

Patents

As of March 4, 2025, we have a global patent portfolio that is comprised of sixteen patent families. More than four dozen of the patent applications have been issued as patents or will issue soon, having been allowed by the relevant patent offices, of which six are European Patents validated in several member states. We have an exclusive ownership of fourteen issued patents in our patent portfolio that cover methods of producing collagen in plants and three issued patents that cover methods of processing recombinant collagen. These issued patents are expected to expire in 2025-2029. We have a pending patent family covering specific collagen producing plants based on their genetic arrangement. A patent for this family was granted in Japan, and is expected to provide patent protection for the collagen producing plants until 2039. Our patent portfolio also includes patent families that cover different uses of collagen including 3D Bioprinting, dermal fillers and soft tissue fillers and/or implants which, if granted, could provide patent protection for particular formulations and uses of the rhCollagen until 2038-2042.

In addition, our patent portfolio includes patents, some of which are jointly owned with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.

We are not aware of any impediments to the patent applications being granted in the United States or other jurisdictions. However, some of our patent applications may never issue as patents, and our issued patents and any that may issue in the future may be challenged, invalidated or circumvented.

Trademarks

We have registered the marks VERGENIX and COLLINK.3D in several countries and have pending applications for each.

Trade Secrets and Confidential Information

In addition to patented technology, we rely on our trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we rely on, among other safeguards, confidentiality and invention assignment agreements to protect our proprietary technology, know-how and other intellectual property that may not be patentable or that we believe is best protected by means that do not require public disclosure. For example, we require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment or consulting relationships with us and to disclose and assign to us inventions conceived in connection with their services to us whether they are later described and claimed in a patent application or kept as a trade secret. These agreements also provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances.

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

In 2016, we received the CE certification for VergenixFG and VergenixSTR from our notified body DEKRA. These CE certifications were renewed in 2018 under the requirements of the MDD for 5 years i.e. until July 2023. Following the adoption of Regulation (EU) 2023/607 in March 2023, CollPlant fulfilled the applicable conditions to quality for the CE certifications extension and as a result, DEKRA (CollPlant EU NB) extended the VergenixFG CE certification to December 31, 2028 and the VergenixSTR CE certification to December 31, 2027.

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

The Innovation Law and the IIA

A recipient of an IIA grant, or, Recipient Company, is subject to various obligations and restrictions under the Innovation Law and the IIA’s rules and guidelines, with respect to the use of its IIA Funded Know-How, including the following:

●	Royalty Payment Obligation. In general, the Recipient Company is obligated to pay the IIA royalties from any income deriving from products (and related know-how and services), whether received by the Recipient Company or any affiliated entity, developed (in whole or in part), directly or indirectly, as a result of an Approved Program, or deriving therefrom, at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs, depending on the type of the Recipient Company - i.e., whether it is a “Small Company,” or a “Large Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus Annual Interest For a File (as such term is defined in the IIA’s rules and guidelines). As of December 31, 2024, we paid royalties to the IIA in total amount of $3.1 million.

●	Reporting Obligations. The Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Programs and the related research expenses, and regarding the scope of sales of the Recipient Company’s products). In addition, any direct change in control of a Recipient Company must be notified to the IIA. In the event that a non-Israeli entity or a non-Israeli citizen or resident person becomes an “Interested Party” (as such term is defined in the Israeli Securities Law, 5728-1968, or, the Israeli Securities Law) in the Recipient Company, notification to the IIA is required, accompanied by a written undertaking (in the form available on the IIA’s website) by such party to be bound by the Innovation Law, the regulations promulgated thereunder, the IIA’s rules and guidelines and the terms of the Approved Program.

●	Local Manufacturing Obligation. Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel in a manner that exceeds the manufacturing capacity that was declared in the Recipient Company’s original IIA grant application, is subject to prior written approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate, which event requires only a notice to the IIA, which shall be provided in writing prior to the transfer of such manufacturing rights abroad, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). In general, the transfer of manufacturing capacity outside of Israel may be subject to an increase in the royalties’ cap (depending, inter alia, on the manufacturing volume that is performed outside of Israel) and such transfer will be subject to payment of royalties in accelerated rate.

●	IIA Funded Know-How transfer limitation. Under the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except with the approval of the IIA Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received plus Annual Interest, as such term is defined in the IIA’s rules and guidelines), or the Redemption Fee. For calculating the Redemption Fee which shall be paid to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel, inter alia, the following factors will be taken into account: the scope of the IIA support received, the royalties that have already paid to the IIA, the amount of time that has lapsed since the Recipient Company has finalized the IIA Approved Program, the sale price and the form of transaction. A transfer for the purpose of the Innovation Law means an actual sale of the IIA Funded Know-How, or any other transaction which in essence constitutes a transfer of such know-how (such as, providing an exclusive license to a foreign entity for R&D purposes, which precludes the Recipient Company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law.

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

We have recently learned upon internal inspection that permits for certain of the structures on our production site at Yessod Hama’ala are missing. We are in correspondence with the relevant authorities, including the regional council, and are in the process of obtaining the necessary permits. To date, the site remains open and operational, and we have not experienced any adverse effects resulting from our need to obtain the said permits.

Employees

As of March 15, 2025, we had 57 employees, including 17 in research and development, 27 in manufacturing and 13 in sales, general and administrative positions. 10 of our employees have either MDs or PhDs. All of our employees are located in Israel. We believe our employee relations are good.

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

On July 29, 2024, we released our inaugural Environmental, Social and Corporate Governance (ESG) and Sustainability Report covering the fiscal year 2023. The report reflects our wide commitment to fostering environmental sustainability and enhancing human health, as well as advancing social and corporate governance objectives that contribute to the Company’s impact.

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

D. Property, Plant and Equipment

Our corporate headquarters and research lab center are located in the Weizmann Science Park in Rehovot, Israel. We entered into a lease agreement in November 2018, for an aggregate of approximately 13,450 square feet of office and laboratory space, which was amended in September 2021, to include additional approximately 2,800 square feet. In April 2024, the term of the lease agreement was automatically extended for an additional five years, until April 2029. In April 2024, we further amended the lease agreement to include an additional approximately 4,682 square feet.

The monthly rent under the aforementioned lease agreement is approximately $0.057 million. To date, we have invested approximately $1.6 million in establishment of the infrastructure, offices, labs and equipment in our space, net of participation by the landlord.

The research facilities serve us for development of our product pipeline, including bioinks for 3D bioprinting of tissues and organs, dermal fillers and breast implants for medical aesthetics. The majority of our research and development work is carried out at our research laboratories in Weizmann Science Park in Rehovot, Israel.

The agricultural research process of our rhCollagen is carried out at our site in Yessod Hama’ala, Israel. We produce our rhCollagen and bioink in our two production sites, in Yessod Hama’ala and in Rehovot.

We lease areas in Yessod Hama’ala, Israel, of approximately 64,583 square feet pursuant to a lease agreement expiring on April 30, 2027.

In addition, in July 2016, we leased additional space in Rehovot, Israel, of approximately 6,329 square feet for purification and production activities pursuant to a lease agreement expiring on December 31, 2026, with an option to extend the lease for an additional four years.

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

Overview

We are a regenerative and aesthetic medicine company focused on medical aesthetics and 3D bioprinting of tissues and organs. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.  Our collaborations include, among others, AbbVie, STEMCELL, the Advanced Regenerative Manufacturing Institute, Stratasys and the RegenMed Development Organization.

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

Financial Operations Overview

Revenue

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based bioinks and products, our strategic partners successful commercialization of the dermal filler product that is in a clinical phase, and on our ability to establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the year ended December 31, 2024, we generated revenues of approximately $0.5 million, mainly from the sales of our bioink and rhCollagen products.

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

Our balance sheet liabilities include current obligations regarding royalties that we are obligated to pay to the IIA based on sales of our products for the second half of the year, which were paid in February 2025. Our cost of revenues include royalties expenses regarding royalties on our sales to the IIA. For more information, see “Item 3.D. Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions”, and Note 6 in our consolidated financial statements for the year ended December 31, 2024.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our rhCollagen-based products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses incurred under agreements with CROs and investigative sites that conduct our pre-clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

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

Our total research and development expenses for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 were $10.5 million, $10.5 million, and $10.3 million, respectively. We did not apply for grants from the IIA since 2019 and we have charged all research and development expenses to operations as they are incurred.

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

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2024, we have incurred operating losses of approximately $35.2 million for CollPlant Biotechnologies Ltd. and $46.0 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2024, 2023, and 2022.

	Year ended December 31,
	2024	2023	2022
	(USD in thousands)
Statement of operations data:
Revenues	$515	$10,959	$299
Cost of revenues	1,625	1,991	400
Gross profit (loss)	(1,110)	8,968	(101)
Research and development expenses	10,515	10,484	10,255
General, administrative, and marketing expenses	5,626	5,996	6,741
Total operating loss	17,251)	(7,512)	(17,097)
Financial income, net	642	493	172
Net loss	$16,609)	$(7,019)	$(16,925)

Revenues

We generated revenues from the sale of our bioink, rhCollagen, and VergenixFG in the amount of $0.5 million in the year ended December 31, 2024 compared to $11.0 million in the year ended December 31, 2023. The decrease in revenues is mainly related to (i) the achievement of a milestone with respect to the AbbVie Development Agreement, which triggered a $10 million payment from AbbVie to us in 2023, and (ii) $0.4 million in sales of rhCollagen products and VergenixFG.

In the year ended December 31, 2023 we generated revenues from the achievement of a milestone under the AbbVie Development Agreement, and from the sale of our bioInk, rhCollagen, and VergenixFG products, in the total amount of $11.0 million compared to $0.3 million in year ended December 31, 2022. The increase in revenues is mainly related to the achievement of a milestone with respect to the AbbVie Development Agreement, which triggered a $10 million payment and a $0.7 million increase in sales of rhCollagen products.

Cost of revenues

We incurred cost of revenue in the amount of $1.6 million in the year ended December 31, 2024, compared to $2.0 million in the year ended December 31, 2023. The decrease in cost of revenues in the amount of approximately $0.4 million is mainly comprised: (i) approximately $0.3 million in royalty expenses to the IIA, mainly relating to the milestone achievement under the AbbVie Development Agreement, and (ii) approximately $0.3 million relating to bioinks and rhCollagen sales offset by approximately $0.2 million related to inventory impairments.

We incurred cost of revenue in the amount of $2.0 million in the year ended December 31, 2023, compared to $0.4 million in the year ended December 31, 2022. The increase in cost of revenues in the amount of approximately $1.6 million is mainly comprised of: (i) approximately $0.3 million in royalty expenses to the IIA, mainly relating to the milestone achievement under the AbbVie Development Agreement, (ii) approximately $0.7 million relating to bioinks, VergenixFG, and rhCollagen sales, and (iii) approximately $0.6 million related to inventory write offs.

Research and Development Expenses

We incurred research and development expenses amounting to $10.5 million in the year ended December 31, 2023 and 2024.

We incurred research and development expenses amounting to $10.5 million in the year ended December 31, 2023, compared to $10.3 million in the year ended December 31, 2022. The increase in expenses amounting to approximately $0.2 million mainly derived from employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics and share based compensation expenses.

General, Administrative, and Marketing Expenses

We incurred general, administrative, and marketing expenses of $5.6 million in the year ended December 31, 2024, compared to $6.0 million in the year ended December 31, 2023. The decrease in expenses amounting to approximately $0.4 million is mainly comprised of: (i) a decrease of $0.3 million in share based compensation expenses mainly related to options grant in 2022 and 2020; and (ii) a decrease of $0.1 million in insurance policy costs.

We incurred general, administrative, and marketing expenses of $6.0 million in the year ended December 31, 2023, compared to $6.7 million in the year ended December 31, 2022. The decrease in expenses amounting to approximately $0.7 million is mainly comprised of: (i) a decrease of $0.2 million in employees’ salaries expense, (ii) a decrease of $0.4 million in share based compensation expenses mainly related to options grant in 2022 and (iii) a decrease of $0.1 million in insurance policy costs.

Financial Income, Net

Financial income, net in the year ended December 31, 2024 totaled $0.6 million compared to $0.5 million in the year ended December 31, 2023.

Financial income, net in the year ended December 31, 2023 totaled $0.5 million compared to $0.2 million in the year ended December 31, 2022.

Financial income, net is mainly attributed to interest received from the Company’s short term cash deposits.

Recent Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the consolidated financial statements included in “Item 18. Financial Statements” of this Annual Report.

B. Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the TASE, Nasdaq Global Market and private placements) and government grants from the IIA. The balance of cash and cash equivalents as of December 31, 2024 and 2023 totaled $11.9 million and $26.7 million, respectively. In February 2021 we completed a registered direct offering that resulted in gross proceeds of $35 million and in the same month, we received a $14 million consideration for the license granted to AbbVie under the AbbVie Development Agreement. In June 2023, we announced the achievement of a milestone with respect to the dermal filler product under the AbbVie Development Agreement, which triggered a $10 million payment from AbbVie to us. In February 2025, we announced an additional achievement of a milestone with respect to dermal filler product under the AbbVie Development Agreement, which triggered a $2 million payment from AbbVie to us. Although in the past we have received payments under the AbbVie Development Agreement, there can be no assurance that we will receive any further payments under the AbbVie Development Agreement.

We plan to fund our future operations through continued sales of our proprietary products, commercialization and or out-licensing of our rhCollagen and bioink technology, and raising additional capital through the issuance of equity or debt.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $0.9 million. For more information see Note 5 to our consolidated financial statements for the year ended December 31, 2024; and

●	Trade and other payables in the amount of $2.2 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $2.7 million. For more information, see Note 5 to our consolidated financial statements for the year ended December 31, 2024.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the years ended December 31 2024 , 2023, and 2022.

	Year ended December 31,
	2024	2023	2022
	(USD in thousands)
Net cash provided by (used in):
Operating activities	(14,093)	(2,763)	(13,698)
Investing activities	(539)	(1,156)	28,922
Financing activities	9	1,108	1,874

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

Net cash used in operating activities in the year ended December 31, 2024 totaled $14.1 million and consisted primarily of (i) net loss of $16.6 million, adjusted for non-cash items including depreciation of $1.0 million, share-based compensation of $1.7 million, and net financing expenses of $0.1 million, and (ii) a net change in operating assets and liabilities of $0.4 million which was mainly attributable to a decrease in accrued liabilities.

Net cash used in operating activities in the year ended December 31, 2023 totaled $2.8 million and consisted primarily of (i) net loss of $7.0 million, adjusted for non-cash items including depreciation of $1.1 million, share-based compensation of $1.9 million and exchange differences on cash and cash equivalents of $0.4 million, and (ii) a net change in operating assets and liabilities of $0.8 million , which was mainly attributable to a decrease in inventories of $0.7 million.

Net cash used in operating activities in the year ended December 31, 2022 totaled $13.7 million and consisted primarily of (i) net loss of $16.9 million, adjusted for non-cash items including depreciation of $1.1 million, share-based compensation of $2.2 million, gains from short-term cash deposits of $0.1 million, and (ii) a net change in operating assets and liabilities of $0.5 million.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $0.5 million during the year ended December 31, 2024 and net cash provided by investing activities was $1.2 million during the year ended December 31, 2023. The decrease is mainly attributed to the purchase of property and equipment.

Net cash used in investing activities was $1.2 million during the year ended December 31, 2023 and net cash provided by investing activities was $28.9 million during the year ended December 31, 2022. The decrease is mainly attributed to repayment and investment in short-term cash deposits during the year ended December 31, 2022.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $0.01 million for the year ended December 31, 2024 compared to $1.1 million in the year ended December 31, 2023.

Net cash provided by financing activities was $1.1 million for the year ended December 31, 2023 compared to $1.9 million in the year ended December 31, 2022.

Cash provided by financing activities is attributed to proceeds from the exercise of warrants and options into shares.

Cash and Funding Sources

The table below summarizes our sources of funding for the years ended December 31, 2024, 2023, and 2022:

	Issuance of Ordinary Shares and Warrants	Strategic Collaborations	Total
	(USD in thousands)
Year ended December 31, 2024	9	-	9
Year ended December 31, 2023	1,108	10,000	11,108
Year ended December 31, 2022	1,874	-	1,874

Funding Requirements

Since our inception, we have incurred significant losses. Our net loss was $16.6 million and $7.0 million for the years ended December 31, 2024 and 2023, respectively. Our negative cash flows from operating activities was $14.1 million. Our cash and cash equivalent as of December 31, 2024 totaled $11.9 million. As of December 31, 2024, we had an accumulated deficit of $113.4 million. We expect to continue to incur expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. Our existing cash and cash equivalents as of the date of this Annual Report on Form 20-F is approximately $11.9 million.

We recently updated our expense forecast and initiated a cost cutting and workforce reduction plan which resulted in a reduction of workforce by approximately 20% and based on current estimates, we believe this will allow us to continue our business activities including those related to its primary research and development programs until at least the second quarter of 2026.

We expect to incur future net losses and the transition to profitability is dependent upon, among other things, the successful development and commercialization of our products and product candidates including the dermal filler product being developed by AbbVie, the establishment of contracts for the distribution of new product lines, any of which, or in combination, would contribute to the achievement of a level of revenue adequate to support the cost structure. Until we achieve profitability or generate positive cash flows, we will continue to need to raise additional cash to finance our operations and to fund future operations through existing cash on hand, additional private and/or public offerings of debt or equity securities, any additional milestone payments that may be received under the AbbVie Development Agreement. Notwithstanding, there can be no assurance that we will be able to raise additional funds, receive additional milestone payments or achieve or sustain profitability or positive cash flows from operations, and even if available, whether it will be on terms acceptable to us or in amounts required.

Accordingly, our board of directors approved a contingency plan, to be implemented if needed, in whole or in part, at its discretion, to allow us to continue its operations and meet our cash obligations. The contingency plan consists of cost reduction, which include mainly the reduction in subcontractors’ expenses, headcount and compensation paid to key management.

We believe that our existing capital resources will be adequate to satisfy our expected liquidity requirements for at least twelve months from the filing date. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the number of potential new products we identify and decide to develop;

●	the progress, timing, and completion of preclinical testing and clinical trials which are based on our bioink, medical aesthetics, and any future pipeline product;

●	selling and marketing activities undertaken in connection with the commercialization of our products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products in Europe;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

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

Estimates of share-based compensation fair value

Share-based compensation reflects the compensation expense of our share award programs granted to employees which compensation expense is measured at the grant date fair value of the award. The grant date fair value of share-based compensation is recognized as an expense over the requisite service period. We recognize compensation expense for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach, and classify these amounts in our statement of operations based on the department to which the related employee reports.

Award Valuation

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of the share-based compensation.

For the purpose of the evaluation of the fair value and the manner of the recognition of share-based compensation, our management is required to estimate, among others, various subjective and complex parameters that are included in the calculation of the fair value of the award as well as our results and the number of awards that will vest. These parameters include the expected volatility of our share price over the expected term of the awards, the risk-free interest rate assumption, and expected dividends.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 15, 2025. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Oppenheimer, Weizmann Science Park, P.O. Box 4132, Rehovot 7670104, Israel.

Name	Age	Position
Senior Management
Yehiel Tal	72	Chief Executive Officer and Director
Eran Rotem, CPA	57	Deputy CEO and Chief Financial Officer
Oren Fahimipoor	43	Vice President, Operations
Dr. Philippe Bensimon	59	Vice President, Regulatory Affairs and Quality Assurance
Elana Gazal	50	Vice President, Research and Development
Hadas Dreiher Horowitz	48	Vice President, Human Resources
Non-Employee Director
Dr. Roger Pomerantz (1)(4)(5)	68	Chairman of the Board and Director
Dr. Abraham Havron (1)(3)(4)(5)	77	Director
Dr. Elan Penn (1)(2)(3)(4)(5)	73	Director
Joseph Zarzewsky (1)(2)(3)(4)	64	Director
Hugh Evans (1)(4)	58	Director
Alisa Lask (1)(2)(4)	54	Director

(1)	Independent Director under the Nasdaq Listing Rules

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Independent Director under Israeli Law

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

Eran Rotem has served as our chief financial officer since January 2012 and, since November 2017, also as our deputy CEO. Mr. Rotem possesses 30 years of broad financial and operational experience, primarily with biotechnology and industrial companies. Prior to joining us, Mr. Rotem served as the chief financial officer of Tefron Ltd., an industrial global company traded on both the Tel Aviv Stock Exchange (TASE:TFRN) and on the OTCBB (OTC:TFRFF) in the United States. Before Tefron, Mr. Rotem served as chief financial officer of Healthcare Technologies, Ltd. (NASDAQ:HCTL) and Gamida Ltd., a group of companies that specialize in the development, manufacturing, and marketing of clinical diagnostic test kits, as well as medical equipment and services to the biotechnology and high-tech industries. Prior to joining Healthcare Technologies, Ltd., Mr. Rotem served as a senior manager at Ernst & Young. Mr. Rotem holds a Bachelor’s degree in Accounting and Business Administration from the Tel Aviv College of Management and is a Certified Public Accountant in Israel.

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

Non-Employee Directors

Dr. Roger Pomerantz has served as our Chairman of the board of directors since February 2020. Dr. Pomerantz served as Chairman and Chief Executive Officer of Contrafect Corporation (Nasdaq: CFRX) from April 2019 to November 2023. Prior to that, he served as Vice Chairman of Contrafect from May 2014 to April 2019. Previously, Dr. Pomerantz was a Venture Partner at Flagship Pioneering from 2014 through 2019. In addition, from November 2013 to December 2019, Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics, Inc. (Nasdaq: MCRB), a biotechnology company, and as its President and Chief Executive Officer from June 2014 to January 2019. Prior to joining Seres, Dr. Pomerantz was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc., where he oversaw all licensing and acquisitions at Merck Research Laboratories, including external research, out-licensing regional deals, and academic alliances. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for J&J. Dr. Pomerantz has. Since July 2021 he served as Chairman of Indaptus Therapeutics (Nasdaq: INDP) and previously served on Intec Pharma’s board of directors from 2018 until 2021. In addition, since May 2022 he served as Vice Chairman of Enlivex Therapeutics Ltd. (Nasdaq: ENLV), and was previously a member of the board of directors of Viracta (Nasdaq: VIRX) from June 2020 until December 2024, Rubius Therapeutics (Nasdaq: RUBY) from 2014 to 2019 and Evelo Therapeutics (Nasdaq: EVLO) from 2015 to 2016. Dr. Pomerantz earned his B.A. in biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He completed his internal medicine internship and residency training, and his subspecialty clinical and research training in infectious diseases and virology at the Massachusetts General Hospital of Harvard Medical School. His post-doctoral research training in molecular retrovirology was obtained at both Harvard Medical School and the Whitehead Institute of the Massachusetts Institute of Technology (MIT). Dr. Pomerantz also served as the Chief Resident at the Massachusetts General Hospital. Following his medical-scientist training, he was an Endowed, Tenured Professor of Medicine and Molecular Pharmacology and Chairman of the Infectious Diseases Department of Thomas Jefferson University in Philadelphia. Dr. Pomerantz is an internationally recognized expert in HIV molecular pathogenesis and latency. He has developed ten approved infectious disease drugs in important diseases including HIV, HCV, tuberculosis, and Clostridium difficile infection.

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

Dr. Elan Penn has served on our board of directors since January 2018. Dr. Penn serves as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel. Dr. Penn serves as external director of Dunietz Brothers Ltd. (TASE: DUNI:IT). Dr. Penn previously served as chairman of A.I. Conversation Systems Ltd. (TASE: AICS) from 2020 to 2024. From 2000 to 2001, Dr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Dr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Dr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Dr. Penn served as vice president of finance and administration of Magic Software Enterprises Ltd. (NASDAQ: MGIC) and, from 2005 to 2014, served as an external director of Magic Software. Dr. Penn previously served as a director of Telkoor Power Supplies Ltd. (TASE: TLCR) and Nexgen Biofuels Ltd. (formerly Healthcare Technologies Ltd) (OTC: NXGN). Dr. Penn holds a B.A. degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Management Science from the University of London. Dr. Penn is also a board member of CollPlant Ltd., our wholly owned subsidiary.

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

Hugh Evans has served on our board of directors since March 2021. Mr. Evans serves as a board member at Evolve, Additive Solutions, Amnovis and Advano. Previously Mr. Evans served as a board member of AquaVenture Holdings (NYSE: WAAS), which was acquired by Culligan International as well as FactoryFour which was acquired by Xometry. In 2019, Mr. Evans founded 3D Ventures Group, where he serves as a managing member. From 2013 to 2019, Mr. Evans served as Senior Vice President of Corporate Development & Digitization at 3D Systems (NYSE: DDD). Previously, from 1992 to 2013, he served as a portfolio manager at T. Rowe Price Associates (NASDAQ: TROW). Mr. Evans holds a BA in Psychology from the University of Virginia and an MBA from the Stanford Graduate School of Business.

Alisa Lask has served on our board of directors since August 2021. Ms. Lask is currently the CEO of Rion Aesthetics Inc., a company with commercial products in the exosome skincare space as well as development projects using regenerative exosomes in medical aesthetics. Ms. Lask is the former Vice President and General Manager of US Aesthetics at Galderma. Previously, she was a Senior Director of Global Strategic Marketing of Facial Aesthetics at Allergan. Earlier, she held strategic marketing positions at both Zimmer Biomet and Eli Lilly. Mrs. Lask received an M.B.A from the University of Michigan and has a B.S. in marketing from Miami University, Oxford, Ohio.

Advisory Boards

The members of our scientific and clinical advisory boards are appointed by our chief executive officer. Once nominated, the members of our advisory boards sign a standard letter of engagement. Most of the members of our advisory boards are not appointed for a specific term and their position may be terminated by either us or the member of the advisory board according to standard notice periods. The members of our advisory boards are all paid either daily or hourly fees for their services and are entitled to reimbursement of their expenses. Furthermore, several of the members of our advisory boards have been granted options due to their strategic role and years of service. The members of our advisory boards are as follows:

Advisory Board

Dr. Sachin M. Shridharani

Prof. Shay Soker

Prof. Ofer Levy, MD, MCh (Orth)

B. Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses(1) (thousand USD)	Equity-Based Compensation Granted(2) (thousand USD)
All senior management and directors as a group, consisting of 12 persons	2,700	1,167

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law. This amount includes approximately $0.117 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses.

(2)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2024. Assumptions and key variables used in the calculation of such amounts are discussed in Note 8 of our financial statements.

In accordance with the Companies Law, the following table presents information regarding compensation of our five most highly paid office holders, namely our Chief Executive Officer, Deputy CEO and Chief Financial Officer, Vice President Regulatory Affairs and Quality Assurance, Vice President Research and Development, and Vice President Operations, during the year ended December 31, 2024.

Name and Position(1)	Salary Cost (2) (thousand USD)	Cash Incentives (thousand USD)(3)	Value of Options Granted(4) (thousand USD)	Total (thousand US dollar)
Yehiel Tal, CEO	540	202	269	1,011
Eran Rotem, Deputy CEO & CFO	422	112	218	752
Philippe Bensimon, VP RA& QA	242	41	98	381
Elana Gazal, VP Research and Development	258	30	77	365
Oren Fahimipoor, VP Operations	248	45	139	432

(1)	All such officers are employed on a full-time (100%) basis.

(2)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(3)

Amounts reported in this column refer to the cash incentives with respect to 2024, which are expected to be paid later in 2025 subject to achievement of a certain contingency. Such amounts exclude cash incentives paid during 2024 which were provided in the Company’s financial statements for previous years.

(4)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2024, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for share-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 8 to our consolidated financial statements for the year ended December 31, 2024 for more information.

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

On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company’s directors and officers) approved to extend the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of our employees and directors, from an expiry date ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares are held by some of the Company’s directors and by its CEO (who also serves as a director on the board of directors), and as such, the extension of the expiry dates of these options was subject to the receipt of shareholders’ approval by the required majorities under applicable law, which approval was obtained on September 25, 2024 at the Company’s general meeting of shareholders.

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

On December 20, 2021, our board of directors determined that in light of our current shareholding structure, which no longer supports the claim that we have a controlling shareholder, it was decided to reinstate the relief provided under an exemption, or the Exemption, that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Global Market) with no controlling shareholder from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee, adopted by our board of directors in November 2018. As such, our then external directors, were no longer classified as external directors, as of which date they continued to serve on our board of directors as independent directors.

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

Under the Companies Law, our audit committee is mainly responsible for:

●	determining whether there are deficiencies in our business management practices, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the Company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “—Approval of Related Party Transactions Under Israeli Law” below);

●	determining procedures for a competitive process, or other procedures, before approving related party transactions with controlling shareholders, even if such transactions are deemed by the audit committee not to be extraordinary transactions. This process is to be supervised by the audit committee, or any person authorized for such supervision, or via any other method approved by the audit committee;

●	determining whether or not to approve acts or transactions that require the audit committee’s approval pursuant to the Companies Law.

●	determining the approval process for transactions that are not negligible, as well as determine which types of transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, that the audit committee classified as non-extraordinary transactions and which have also been classified by the audit committee as non-negligible transactions;

●	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board and propose amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, considering, inter alia, the company’s specific needs and its size;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and to examine the need to update the compensation policy. This policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders by a special majority, which we refer to as a Special Majority for Compensation. This Special Majority for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing the compensation policy once again, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. Our current compensation policy was approved by our shareholders on May 2, 2022 by the required Special Majority for Compensation, and is in effect for a period of three years from its date of original approval. The compensation policy does not, by nature, grant any rights to our directors or officers. The compensation policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law. On July 18, 2023, our shareholders approved, by the required Special Majority for Compensation, an amendment to our compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards of the Nasdaq Stock Market and the Companies Law, which took effect upon the effective date of the Nasdaq listing rule (i.e., December 1, 2023).

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

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan and Share Award Plan

In May 2010, we adopted the 2010 Plan, which was extended on March 26, 2020 by our board of directors, in accordance with the compensation committee’s recommendation, for an additional period of ten (10) years. The 2010 Plan allows us to grant options to purchase our ordinary shares to our employees, officers, directors and consultants. As of March 15, 2025, our employees, officers, directors and consultants hold an aggregate of options to purchase 1,699,693 ordinary shares, under the 2010 Plan. Since 2008, options to purchase an aggregate of 272,819ordinary shares had been exercised and transferred to the beneficial holders (or to a trustee who holds them to their benefit).

In April 2024, we adopted the 2024 Plan, an equity share-based incentive plan. The 2024 Plan allows us to grant several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The purpose of the 2024 Plan is to advance the interests of the Company and its shareholders by attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentive to employees, officers, directors, and consultants and promoting a close identity of interests between those individuals and the Company. The 2024 Plan shall be in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034. As of March 15, 2025, our employees, officers, directors and consultants hold an aggregate of 34,000 options to purchase ordinary shares, and an aggregate of 426,000 restricted share units (RSU), under the 2024 Plan.

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the CollPlant Biotechnologies Ltd. Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2025 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 15, 2025. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned**
Senior Management and Directors
Dr. Roger Pomerantz (1)	200,213	1.7%
Abraham Havron (2)	35,000	*
Dr. Elan Penn (3)	41,000	*
Joseph Zarzewsky (4)	41,000	*
Hugh Evans (5)	416,991	3.6%
Alisa Lask (6)	35,250	*
Yehiel Tal (7)	354,203	3.0%
Eran Rotem (8)	186,707	1.6%
Philippe Bensimon (9)	87,375	*
Hadas Dreiher Horowitz (10)	42,187	*
Elana Gazal (11)	28,125	*
Oren Fahimipoor (12)	25,000	*
All senior management and directors as a group (12 persons)	1,493,051	11.9%

More than 5% Shareholders
Ami Sagy (13)	1,943,184	17.0%
Loewenbaum Group (14)	1,449,079	12.7%

*	Less than 1%

**	Based on 11,454,512 ordinary shares outstanding

(1)	Consists of (i) options to purchase 162,713 ordinary shares NIS 1.50 par value at an exercise price of $6.39 per share and expiring on February 6, 2030 and (ii) options to purchase 37,500 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 12,500 ordinary shares and 50,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(2)	Consists of (i) options to purchase 4,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2028, (ii) options to purchase 5,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026 (iii) options to purchase 8,000 ordinary shares at an exercise price of $6.39 per share and expiring on August 27, 2030. and (iv) options to purchase 18,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 6,000 ordinary shares and 10,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(3)	Consists of (i) options to purchase 10,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on January 14, 2028, (ii) options to purchase 5,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026 (iii) options to purchase 8,000 ordinary shares at an exercise price of $6.39 per share and expiring on August 27, 2030, and (iv) options to purchase 18,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 6,000 ordinary shares and 10,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(4)	Consists of (i) options to purchase 15,000 ordinary shares NIS 1.50 par value at an exercise price of $4.02 per share and expiring on December 31, 2026 and (ii) options to purchase 8,000 ordinary shares NIS 1.50 par value at an exercise price of $6.39 per share and expiring on August 27, 2030, and (iii) options to purchase 18,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 6,000 ordinary shares and 10,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(6)

Consists of options to purchase 35,250 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 11,750 ordinary shares and 10,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(5)	Consists of (i) 377,429 ordinary shares and (ii) options to purchase 21,562 ordinary shares NIS 1.50 par value at an exercise price of $6.39 per share and expiring on May 26, 2031, and (iii) options to purchase 18,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 7,438 ordinary shares and 10,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(7)	Consists of (i) 31,137 ordinary shares, (ii) options to purchase 37,800 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on July 31, 2028, (iii) options to purchase 75,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on January 14, 2028, (iv) options to purchase 54,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (v) options to purchase 81,266 ordinary shares at an exercise price of $6.39 per share and expiring on May 26, 2030, and (vi) options to purchase 75,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 2, 2032. Does not include options to purchase 25,000 ordinary shares and 80,000 restricted share units, that vest in more than 60 days of March 15 2025.

(8)	Consists of (i) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2028, (ii) options to purchase 45,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2027, (iii) options to purchase 15,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (iv) options to purchase 52,707 ordinary shares at an exercise price of $6.39 per share and expiring on May 26, 2030, and (v) options to purchase 65,000 ordinary shares at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include options to purchase 15,000 ordinary shares and 60,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(9)	Consists of (i) 2,000 ordinary shares, (ii) options to purchase 9,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on May 18, 2028, (iii) options to purchase 15,000 ordinary shares exercisable at an exercise price of $4.02 per share and expiring on December 26, 2027, (iv) options to purchase 16,000 ordinary shares at an exercise price of $5.07 per share and expiring on January 30, 2026, (v) options to purchase 21,000 ordinary shares at an exercise price of $6.39 per share and expiring on May 26, 2030, and (vi) options to purchase 24,375 ordinary shares at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include options to purchase 5,625 ordinary shares and 30,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(10)	Consists of (i) options to purchase 30,000 ordinary shares exercisable at an exercise price of $6.39 per share and expiring on March 25, 2031 and (ii) options to purchase 12,187 ordinary shares at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include options to purchase 2,813 ordinary shares and 20,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(11)	Consists of options to purchase 28,125 ordinary shares exercisable at an exercise price of $5.33 per share and expiring on November 30, 2032. Does not include options to purchase 21,875 ordinary shares and 20,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(12)	Consists of options to purchase 25,000 ordinary shares exercisable at an exercise price of $7.5 per share and expiring on March 28, 2033. Does not include options to purchase 25,000 ordinary shares and 30,000 restricted share units, that vest in more than 60 days of March 15, 2025.

(13)	Consists of 1,943,184 ordinary shares.

(14)	Based on information contained in a Schedule 13G/A filed with the SEC on January 28, 2025 by George Walter Loewenbaum, Lillian S. Loewenbaum, Elizabeth S. Loewenbaum, , Lillian S. Loewenbaum Grantor Retained Annuity Trust I, Lillian S. Loewenbaum Grantor Retained Annuity Trust V, Lillian S. Loewenbaum Grantor Retained Annuity Trust VI, The Loewenbaum 1992 Trust, and The Waterproof Partnership, Ltd. Consists of (i) 1,140,950 ordinary shares underlying shares held by George Walter Loewenbaum, (ii) 89,573 ordinary shares held by Lillian S. Loewenbaum, (iii) 20,688 ordinary shares held by the Elizabeth S. Loewenbaum, (iv) 6,283 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust I, (v) 10,360 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust V, (vi) 16,195 ordinary shares held in the Lillian S. Loewenbaum Grantor Retained Annuity Trust VI, (vii) 106,030 ordinary shares held by The Loewenbaum 1992 Trust, (viii) 35,500 ordinary shares held by The Waterproof Partnership, Ltd., (ix) 11,800 ordinary shares held by The Loewenbaum Residence Trust FBO Anna Loewenbaum, and (x) 11,700 ordinary shares held by The Elizabeth Scott Loewenbaum 1992 Trust.

On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company’s directors and officers) approved to extend the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of our employees and directors, from an expiry date ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares are held by some of the Company’s directors and by its CEO (who also serves as a director on the board of directors), and as such, the extension of the expiry dates of these options was subject to the receipt of shareholders’ approval by the required majorities under applicable law, which approval was obtained on September 25, 2024 at the Company’s general meeting of shareholders.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2022. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

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

Agreement with Our Subsidiary

The Company has contracted CollPlant Ltd., the Company’s wholly owned subsidiary, for its management and administrative services, for which CollPlant Ltd. pays the Company NIS 400,000 on a monthly basis. The parties entered into an investment agreement in November 2024 which includes among others, previous cash investments, on account of share premium, between January 1, 2022, and November 26, 2024. Additionally, in accordance with the agreement and to comply with the Israel Tax Authority’s requirements for specific tax benefits, the Company ensured that by December 31, 2024, the total investment in the subsidiary constituted at least 80% of the Company’s total assets.

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

Share-based compensation

We have granted share-based compensation to certain of our officers and directors. See “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.” We describe our share award plans under “Item 6.E. Share Ownership” and “Item 7.A. Major Shareholders.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividends

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits (subject to limited exceptions) and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, which is referred to as the Solvency Test. Pursuant to regulations promulgated under the Companies Law, Israeli companies listed on certain non-Israeli stock exchanges, including the Nasdaq, may distribute a dividend by way of a share repurchase program (buy-back) if the company does not meet the profit test, without seeking the approval of the court, subject to the following conditions: (i) the company meets the Solvency Test; and (ii) the company provides a notice to certain creditors of its intention to distribute a dividend by way of a share repurchase program without meeting the profit test and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Israeli Companies Law).

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

General Corporate Tax Structure in Israel

Israeli Resident Companies, such as us, are generally subject to corporate tax, on their taxable income, at the rate of 23% as of 2018. A corporation will generally be considered as an “Israeli Resident Company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period, commencing on the year in which such rights were first exercised, of the cost of patents and rights to use a patent and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise;

●	deduction over a three-year period of expenses incurred in connection with the issuance and listing of shares on a stock market; and

●	under certain conditions, an election to file consolidated tax returns with related Israeli Industrial Companies.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or Innovation Law, and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are based on certain of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the revenues derived from products developed program the sale of products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), linked to the dollar and bearing interest at the LIBOR rate. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel.

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

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals. Additionally, if such shareholder is considered a “substantial shareholder” at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), holds, directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2025) on real capital gains derived from the sale of listed shares.

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding at source of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange in Israel (and also if the company was not listed on stock exchange in Israel, under certain conditions) will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

It should be noted that if the real capital gain realized by an individual shareholder is not exempt from tax in Israel, the tax rates applicable to Israeli resident individual shareholders should generally apply.

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

Non-Israeli Residents

Unless relief is provided in a treaty between Israel and the shareholder’s country of residence, non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person (including a corporation) who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or at any time during the preceding 12-month period, absent treaty relief as mentioned above, the applicable capital gains tax rate is 30%. Notwithstanding the above, dividends distributed from income derived from Preferred Enterprises or Preferred Technological Enterprise will be subject to beneficial rates of Israeli tax (as detailed above and subject to the fulfillment of certain conditions).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income including, but not limited to, income derived from, dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, amount which will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2024, we do not expect to be a PFIC for our 2024 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2024 and will not be a PFIC in 2025 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

If we are a PFIC for any taxable year during which you hold our ordinary shares and our non-United States subsidiary is also a PFIC (the non-United States subsidiary in such a case, the “lower-tier PFIC”), a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules and a disposition by us of the shares of the lower-tier PFIC or receipt by us of a distribution from the lower-tier PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. holder, subject to taxation under the PFIC rules even though the U.S. holder does not receive any proceeds from those dispositions or distributions. There can be no assurance that a U.S. holder will be able to make a “QEF” election with respect to the lower-tier PFIC. U.S. holders are urged to consult their tax advisors about the application of the PFIC rules to our non-United States subsidiary.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Deputy CEO & Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(c) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2024, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Kost Forer Gabbay and Kasierer and/or other member firms of Ernst and Young Global and to Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2024 and 2023:

	2024	2023
(USD in thousands)
Audit fees(1)	317	261
Tax fees(2)		12
All other fees	8	63
Total	325	336

(1)	The audit fees for the years ended December 31, 2024 and 2023 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2024 and 2023 were for services related to tax advice, including assistance with tax audit.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the Company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D — Risk Factors — Risks Related to Our Business Operations— Our business and operations would suffer in the event of computer system failures or security breaches.”

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

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original). (included as Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2021, and incorporate herein by reference)

2.1*	Description of Securities Registered under Section 12.

4.1	Form of Letter of Indemnification Agreement (included as Exhibit A to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 8, 2023, and incorporated herein by reference)

4.2	Form of Letter of Exemption ((unofficial English translation from Hebrew original) (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.3†	Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.4#*	Employee Share Ownership and Option Plan (2010) (as amended)) (included as Exhibit 4.3 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 4, 2024, and incorporated herein by reference)

4.5#*	Employee Share Ownership and Option Plan (2024) (included as Exhibit 4.4 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 4, 2024, and incorporated herein by reference)

4.6#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.7#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.8	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meytav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.9†	Rental Agreement, dated November 15, 2018, as amended (unofficial English translation from Hebrew original) (included as Exhibit 4.24 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.10	Form of Securities Purchase Agreement dated as of February 11, 2021 by and between the Company and the Purchasers named therein (included as Exhibit 10.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on February 17, 2021, and incorporated herein by reference)

4.11#	Amended and Restated Compensation Policy (included as Exhibit B to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 8, 2023, and incorporated herein by reference)

8.1	Subsidiaries of the Company (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.

97.1#	Clawback Policy (included as Exhibit A to Exhibit B to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 8, 2023, and incorporated herein by reference)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline iXBRL and contained in Exhibit 101).

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: March 26, 2025	By:	/s/ Eran Rotem
Eran Rotem
Deputy CEO and Chief Financial Officer

COLLPLANT BIOTECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CollPlant Biotechnologies Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses and negative cash-flow from operations since inception. The Company’s operations are dependent on its ability to raise additional funds. This dependency will continue until the Company is able to completely finance its operations by generating revenue from its product candidates. Also, the Company’s Board approved a contingency plan, to be implemented if needed, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The contingency plan consists of cost reduction, which include mainly the following steps: reduction in subcontractors’ expenses, headcount and compensation paid to key management. Management has concluded that, based on its current projections and plans, the Company will be able to satisfy its liquidity requirements for at least twelve months from the date these financial statements were issued.

Auditing the assessment of liquidity and the Company’s ability to continue as a going concern was subjective due to the judgments required of management to conclude the Company would have sufficient liquidity to sustain itself for at least twelve months beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor judgment to evaluate the audit evidence supporting the liquidity conclusions

How We Addressed the Matter in Our Audit	To test the assessment of liquidity and the Company’s ability to continue as a going concern our audit procedures included, testing the completeness, accuracy, and relevance of underlying data used in the Company’s assessment; evaluating the reasonableness of the assumptions included in the forecasted cash flows used by management, including; evaluating whether the underlying assumptions were reasonable considering the Company’s current and past performance, and whether these assumptions were consistent with evidence obtained in other areas of the audit.

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

Tel-Aviv, Israel

March 26, 2025

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$11,909	$26,674
Restricted deposit	248	241
Trade receivables, net	150	-
Inventories	440	714
Other accounts receivable and prepaid expenses	433	393
Total current assets	13,180	28,022
Non-current assets:
Restricted deposit	118	57
Operating lease right-of-use assets	2,991	3,070
Property and equipment, net	2,290	2,789
Intangible assets, net	131	188
Total non-current assets	5,530	6,104
Total assets	$18,710	$34,126

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2024	2023
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$870	$980
Operating lease liabilities	806	624
Accrued liabilities and other payables	1,294	1,647
Total current liabilities	2,970	3,251
Non-current liabilities:
Operating lease liabilities	2,275	2,535
Total non-current liabilities	2,275	2,535
Total liabilities	5,245	5,786

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2024 and 2023; issued and outstanding: 11,454,512 and 11,452,672 ordinary shares as of December 31, 2024 and 2023, respectively	4,983	4,982
Additional paid in capital	122,801	121,068
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(113,350)	(96,741)
Total shareholders’ equity	13,465	28,340
Total liabilities and shareholders’ equity	$18,710	$34,126

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2024	2023	2022
Revenues	$515	$10,959	$299
Cost of revenues	1,625	1,991	400
Gross profit (loss)	(1,110)	8,968	(101)

Operating expenses:
Research and development	10,515	10,484	10,255
General, administrative and marketing	5,626	5,996	6,741
Total operating loss	(17,251)	(7,512)	(17,097)
Financial income, net	642	493	172
Net loss	$(16,609)	$(7,019)	$(16,925)
Basic and diluted net loss per ordinary share	$(1.45)	$(0.62)	$(1.53)
Weighted average number of ordinary shares used in computation of basic and diluted net loss per share	11,454,180	11,389,168	11,033,310

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

			Additional	Accumulated other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amounts	capital	loss	deficit	Total
BALANCE AT DECEMBER 31, 2021	10,722,024	$4,664	$114,223	$(969)	$(72,797)	$45,121
Exercise of warrants	425,000	191	1,509	-	-	1,700
Exercise of options	39,457	18	156	-	-	174
Share-based compensation	-	-	2,211	-	-	2,211
Net loss	-	-	-	-	(16,925)	(16,925)
BALANCE AT DECEMBER 31, 2022	11,186,481	$4,873	$118,099	$(969)	$(89,722)	$32,281
Exercise of warrants	186,000	76	668	-	-	744
Exercise of options	80,191	33	331	-	-	364
Share-based compensation	-	-	1,970	-	-	1,970
Net loss	-	-	-	-	(7,019)	(7,019)
BALANCE AT DECEMBER 31, 2023	11,452,672	$4,982	$121,068	$(969)	$(96,741)	$28,340
Exercise of options	1,840	1	8	-	-	9
Share-based compensation	-	-	1,725	-	-	1,725
Net loss	-	-	-	-	(16,609)	(16,609)
BALANCE AT DECEMBER 31, 2024	11,454,512	$4,983	$122,801	$(969)	$(113,350)	$13,465

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(16,609)	$(7,019)	$(16,925)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on sale of property and equipment	-	18	-
Depreciation and amortization	1,038	1,102	1,076
Accrued interest	(11)	(28)	(87)
Share-based compensation to employees and consultants	1,719	1,937	2,174
Exchange differences on cash and cash equivalents and restricted cash	142	379	608

Changes in assets and liabilities:
Decrease (increase) in trade receivables	(150)	9	261
Decrease (increase) in inventories	280	749	(312)
Decrease (increase) in other receivables and prepaid expenses	(40)	150	(119)
Decrease in operating lease right-of-use assets	651	527	461
Increase (decrease) in trade payables	(110)	(153)	99
Decrease in operating lease liabilities	(650)	(638)	(916)
Increase in accrued liabilities and other payables	(353)	204	14
Decrease in deferred revenues	-	-	(32)
Net cash used in operating activities	(14,093)	(2,763)	(13,698)
Cash flows from investing activities:
Capitalization of intangible assets	-	-	(42)
Purchase of property and equipment	(483)	(954)	(1,274)
Proceed from short term deposit	-	-	50,238
Investment in restricted deposits	(57)	(270)	-
Investment in deposits	-	-	(20,000)
Proceeds from sale of property and equipment	1	68	-
Net cash provided by (used in) investing activities	(539)	(1,156)	28,922
Cash flows from financing activities:
Exercise of options and warrants into shares	9	1,108	1,874
Net cash provided by financing activities	9	1,108	1,874
Effect of exchange rate changes on cash and cash equivalents and restricted deposits	(142)	(379)	(608)
Net increase (decrease) in cash and cash equivalents	(14,765)	(3,190)	16,490
Cash and cash equivalents at the beginning of the year	26,674	29,864	13,374

Cash and cash equivalents at the end of the year	$11,909	$26,674	$29,864

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2024	2023	2022
Supplemental discloser of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$572	$886	$219
Capitalization of Share-based compensation to inventory	$6	$33	$37

Supplemental discloser of cash activities:

Cash paid during the year for taxes	$62	$8	$31

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

The Company operates mainly through its wholly-owned subsidiary CollPlant Ltd. In November 2021 CollPlant Ltd. established CollPlant Inc., a wholly owned subsidiary in the United States. As of December 31, 2024, CollPlant Inc. has not commenced operation.

b.

For the year ended December 31, 2024, the Company incurred net loss of $16,609 and has an accumulated deficit in the total amount of $113,350. The Company’s negative cash flows from operating activities was $14,093. The Company’s cash and cash equivalent as of December 31, 2024 totaled $11,909. The Company expects to incur future net losses and the transition to profitability is dependent upon, among other things, the successful development and commercialization of the Company’s products and product candidates or, of the dermal filler product developed by AbbVie, the establishment of contracts for the distribution of new product lines, any of which, or in combination, would contribute to the achievement of a level of revenue adequate to support the cost structure. Until the Company achieves profitability or generates positive cash flows, it will continue to need to raise additional cash to finance its operations and to fund future operations through existing cash on hand, additional private and/or public offerings of debt or equity securities, additional milestone payments that may be received under the AbbVie Development Agreement. Notwithstanding, there can be no assurance that the Company will be able to raise additional funds or achieve or sustain profitability or positive cash flows from operation, and even if available, whether it will be on terms acceptable to the Company or in amounts required.

Accordingly, the Company’s Board approved a contingency plan, to be implemented if needed, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The contingency plan consists of cost reduction, which include mainly the following steps: reduction in subcontractors’ expenses, headcount and compensation paid to key management. The Company and the Board believe that its existing capital resources will be adequate to satisfy its expected liquidity requirements for at least twelve months from the filing date.

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

The functional currency is the currency that best reflects the economic environment in which the Company and its subsidiaries operates and conducts their transactions. Most of the Company’s revenues and financing activity are incurred in U.S. dollar. Based on the Company’s management assessment the functional currency of the Company is the U.S. dollar.

Transactions and balances that are denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with principles set forth in ASC 830, Foreign Currency Matters (“ASC 830”). In accordance with ASC 830, monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets denominated in foreign currencies are measured using historical exchange rates. Gains and losses resulting from remeasurement are reflected in the statements of operation as financial income or expenses, as appropriate.

d.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the CODM, which is the Company’s chief executive officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net loss as shown in the Company’s consolidated statements of operations. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

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

Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts. The Company regularly assessed collectability based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, the financial condition of the customer, estimate of future conditions and other factors that may affect its ability to collect from customers.

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

As of December 31, 2024, 2023 and 2022, the Company did not recognize an impairment loss for its long-lived assets.

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

The Company accounts for employees’, directors’ and consultants’ share-based payment awards classified as equity awards using the grant-date fair value. The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of the company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. The Company measures the grant date fair value of its restricted share units (“RSU”) based on the closing market price of the ordinary share on the date of grant.

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

The Company elected to apply the optional exemption under paragraph ASC 606-10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less. As of the year ended December 31, 2024 and 2023, the company did not have remaining performance obligations that relate to contracts with customers.

Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities.

Trade receivables are recorded at the amount of gross billings the Company is responsible to collect.

Payment terms and conditions vary by contract type, although terms generally include requirement to pay the consideration in advance, but may be up to 60 days for certain customers.

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

As of December 31, 2024 and 2023, the Company did not recognize revenue from rendering services.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

3.	Revenues from licensing agreement

On February 5, 2021, the Company entered into development and global commercialization agreement (the “AbbVie Development Agreement”), with Allergan, an AbbVie company, pursuant to which the Company and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using the Company’s rhCollagen technology and AbbVie’s technology (see also Note 7).

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

In June 2023, the Company received notification from AbbVie about achievement of a milestone with respect to the dermal filler product. According to the AbbVie Development Agreement, the milestone achievement triggered a $10,000 payment from AbbVie to CollPlant. Such payment received in July 2023, and recognized as revenue in the year 2023 (see Note 11).

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

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If the more likely than not threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2024 and 2023, no liability for unrecognized tax benefits was recorded.

r.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding share options restricted share and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted loss per share does not include options, restricted share units and warrants exercisable into 2,195,421 , 2,007,546 and 2,558,164 shares for the years ended December 31, 2024, 2023, and 2022, respectively, because the effect would be anti-dilutive.

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

There were no issued warrants during the twelve months ended December 31, 2024, 2023 and 2022. The Company assessed the warrants pursuant to ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be accounted for as equity and not as a derivative liability.

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

v.	Newly issued and recently adopted accounting pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company’s adoption of this standard as of January 1, 2024. The adoption of this ASU did not have a material significant impact on the Company’s consolidated balance sheets, consolidated statements of income (loss), consolidated statements of shareholders’ equity or consolidated statements of cash flows.

New accounting pronouncements not yet effective:

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

In November 2024, the FASB issued ASU 2024-03, Income Statement, Reporting Comprehensive Income, Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 requires that public business entities disclose more detailed information about types of expenses in commonly presented expense captions. This guidance is effective for annual reporting periods beginning after December 31, 2026, and for interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting ASU 2024-03.

NOTE 3 - INVENTORIES, NET

a.	Inventories on December 31, 2024 and 2023 consisted of the following:

	December 31,
	2024	2023
Work in progress	$286	$173
Finished goods	154	541
	$440	$714

b.	The Company recorded inventories write-downs of $286, $866 and $296 for the years ended December 31, 2024, 2023 and 2022, respectively, which were recorded as part of cost of revenues.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	December 31
	2024	2023
Cost:
Laboratory equipment	$2,135	$1,979
Production equipment	1,885	1,769
Greenhouse equipment	772	771
Computer and electronic equipment	351	306
Office furniture	280	266
Leasehold improvements	3,650	3,503
Vehicles	241	241
	9,314	8,835
Less:
Accumulated depreciation	(7,024)	(6,046)
Property and Equipment, net	$2,290	$2,789

Depreciation expenses totaled $981, $1,045 and $1,036 for the years ended December 31, 2024, 2023 and 2022, respectively.

During the year ended December 31, 2024, 2023 and 2022, the Company disposed of property and equipment in the net amount of $1, $86 and $7, respectively.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5 - LEASES

The Company’s leases includes the production sites, corporate headquarter, research lab center and car leases, which are all classified as operating leases. The car leases are generally for three years period and the payments are linked to the Israeli CPI. The Company’s ROU assets and lease liabilities were calculated using the initial CPI and will not be subsequently adjusted.

As collateral for part of the lease agreements, a restricted deposit was pledged in favor of the property owners. The balance of the restricted deposit as of December 31, 2024 amounted to $195, classified as current assets, and $118 classified as non-current asset.

To secure the terms of the car lease agreements, the Company has made certain prepayments to the leasing company, representing approximately three months of lease payments.

Operating leases cost for space and cars for the years ended December 31, 2024, 2023 and 2022 totaled $881, $775, and $645, respectively.

The operating lease costs include variable lease payments of $77, $52, and $24 in 2024, 2023 and 2022, respectively.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2024	2023
Operating cash flows from operating leases	$941	$809

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2024	2023
Operating Leases
Operating lease right-of-use assets	$2,991	$3,070

Current lease liabilities	$806	$624
Non-current lease liabilities	2,275	2,535
Total lease liabilities	$3,081	$3,159

Weighted Average Remaining Lease Term
Operating leases	4.25 years	5.14 years

Weighted Average Discount Rate
Operating leases	7.77%	7.46%

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5 - LEASES (continued)

As of December 31, 2024, the maturities of lease liabilities were as follows:

Operating leases
Year ending December 31,
2025	$926
2026	831
2027	776
2028	765
2029	325
Thereafter	-
Total undiscounted lease payments	3,623
Less – imputed interests	(542)
Present value of lease liabilities	$3,081

NOTE 6 - COMMITMENTS AND CONTINGENCIES

a.	Commitment to pay royalties to the government of Israel

The Company received grants from the IIA for research and development funding until the year 2019, and therefore is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”), the regulations promulgated thereunder, the IIA’s rules and guidelines and the terms of the approved program funded by the IIA. Under the Innovation Law royalties of 3% on the income deriving from products and from related know-how and services developed in whole or in part, directly or indirectly, under IIA programs are payable to the IIA. Such commitment is up to the amount of grants received (dollar linked), plus interest at annual rate based on SOFR. In addition to paying any royalty due, the Company must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair the Company’s ability to outsource manufacturing or otherwise transfer its know-how outside of Israel and may require it to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA.

The Company did not apply for grants from the IIA since 2019. For the years ended December 31, 2024, 2023 and 2022, the Company recorded royalties expenses of $15, $329 and $9, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of operations as a component of cost of revenue.

As of December 31, 2024, the maximum total royalty amount payable by the Company under IIA funding arrangement is approximately $6,966 (without interest).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

b.	Contingent liability

As of December 31, 2024, the Company has a contingent liability related to annual cash incentives, accumulating to a potential liability of approximately $453.

NOTE 7 - DEVELOPMENT, EXCLUSIVITY AND OPTION PRODUCTS AGREEMENTS

On February 5, 2021, CollPlant entered into development and global commercialization agreement (the “AbbVie Development Agreement”) with Allergan, an AbbVie company, pursuant to which CollPlant and AbbVie agreed to collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant rhCollagen technology and AbbVie’s technology.

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - DEVELOPMENT, EXCLUSIVITY AND OPTION PRODUCTS AGREEMENTS (continued)

The $53,000 in proceeds includes a one-time non-refundable payment of $6,000 upon signing a definitive agreement with regards to the injectable breast implant product; a one-time non-refundable payment of $4,000 for signing a definitive agreement with regards to the photocurable dermal filler product; and up to an additional $43,000 payable upon the achievement of certain clinical trial, regulatory approval and commercial sale milestones (see Note 11).

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

2)	Changes in share capital:

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

On April 3, 2024, the board of directors approved the adoption of a share award plan (the “2024 Plan”). The 2024 Plan allows the Company to grant its employees, directors and consultants with several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The 2024 Plan shall be in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034, unless earlier terminated by its administrator.

2)	Options grants

a.	Option granted to employees, directors and consultants

In the years ended December 31, 2024, 2023 and 2022, the Company granted options as follows (amounts presented reflect the number of shares underlying options):

	Year ended December 31, 2024
	Award amount	Exercise price range	Vesting period	Expiration
Employees	50,500	$4.26-5.76	4 years	10 years
Consultants	25,000	$ 5.26	4 years	10 years

	Year ended December 31, 2023
	Award amount	Exercise price range	Vesting period	Expiration
Employees	158,000	$5.65-7.5	4 years	10 years

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

The fair value of options granted on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Year ended December 31,
	2024	2023	2022
Value of one ordinary share	$4.27-5.46	$5.73-7.5	$5.03-9.22
Dividend yield	0%	0%	0%
Expected volatility	70.91-71.14%	70.27-74.1%	67.95-72.27%
Risk-free interest rate	4.21-4.46%	3.62-4.33%	0.39-3.03%
Expected term	6.11 years	6.11 years	6.11 years

A summary of options data for the years ended December 31, 2024, 2023 and 2022, is as follows:

	Year ended December 31,
	2024		2023	2022
Total fair value of options granted		$252	$747	$3,970
Weighted-average grant date fair value of options granted, per option		$3.33	$4.73	$5.32
Total intrinsic value of the options exercised	$	*	$271	$221
Total fair value of options vested		$1,549	$4,380	$2,802

*	Less than 1

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The following table summarizes the activity in options granted to employees and directors for the year ended December 31, 2024:

	2024
	Number of options	Weighted average exercise price*	weighted average remaining contractual term (in years)	aggregate intrinsic value*
Options outstanding at the beginning of the year	1,745,880	$5.80	5.91	$1,165
Granted	50,500	5.15	8.57	-
Exercised	(1,840)	5.07	-	-
Expired	(29,313)	6.99	-	-
Forfeited	(37,472)	6.22	-	-
Options outstanding at the end of the year	1,727,755	$5.75	4.99	$-
Options exercisable at the end of the year	1,383,902	$5.64	4.27	$-

*	After repricing- see Note 8(B)(2)(a).

The following table summarizes the activity in options granted to consultants for the year ended December 31, 2024:

	2024
	Number of options	Weighted average exercise price	weighted average remaining contractual term (in years)	aggregate intrinsic value
Options outstanding at the beginning of the year	11,666	$16.78	1.36	$2
Granted	25,000	4.46	9.78	-
Options outstanding at the end of the year	36,666	$8.35	6.78	$-
Options exercisable at the end of the year	6,329	$9.95	0.34	$-

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

Modification of share-based compensation

1.	On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company’s directors and officers) approved to extend the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of the Company’s employees and directors, from an expiry date ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares are held by some of the Company’s directors and its CEO (who also serves as a director on the board of directors), and as such, the extension of the expiry dates of these options is subject to the approval of the general meeting of the shareholders, which approval was obtained on September 25, 2024.

The total incremental fair value of these options granted to the Company’s employees and directors amounted to $314 and was determined based on the Black-Scholes pricing options model using the following assumptions: risk free interest rate of 3.53%-4.68%, expected volatility of 53.4% - 71.62%, expected term of 1.65-2.16 years and dividend yield of 0%. For the year ended December 31, 2024, the Company recorded the total expenses from these extended options in amount of $314.

2.	On August 23, 2023, the Company’s board of directors approved the repricing of the exercise price of outstanding options to purchase 969,886 ordinary shares, previously granted to employees and directors, to a price of $6.39 per share, out of which the repricing of 583,979 options granted to the Company’s directors and the Chief Executive Officer, were subject to the approval of the general meeting of the shareholders, which approval was obtained on October 10, 2023. There was no change in the number of shares subject to each option, vesting or other terms of the options.

The total incremental fair value of these options amounted to $579 and was determined based on the Black-Scholes pricing options model using the following assumptions: risk free interest rate of 4.33%-4.74%, expected volatility of 72.1% - 77%, expected term of 3.4-4.71 years and dividend yield of 0%. For the year ended December 31, 2024 and 2023, the Company recorded expenses totaling $35 and $523 associated with the repricing. The remaining incremental fair value will be recognized over the remaining vesting period and until May 2026.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2024:

December 31, 2024
Options outstanding			Options exercisable
Exercise prices *	Number of options outstanding at end of year	Weighted average remaining contractual Life	Number of options exercisable at end of year	Weighted average remaining contractual life
$24.68	6,666	0.38	1,329	0.38
7.50	98,562	8.24	43,436	8.24
6.50	15,500	8.65	5,531	8.65
6.39	948,572	6.33	780,313	6.13
6.03	5,000	0.33	5,000	0.33
5.76	5,000	9.44	-	-
5.65	17,000	8.92	4,250	8.92
5.33	104,157	7.92	52,408	7.92
5.26	37,000	9.26	-	-
5.07	145,500	1.08	145,500	1.08
$4.26	29,000	9.91	-	-
4.02	352,464	0.29	352,464	0.29
	1,764,421		1,390,231

*	In U.S. dollars per Ordinary Share.

b)	RSU grants

In the year ended December 31, 2024, the Company granted restricted share units, or RSU, as follows:

	Year ended December 31, 2024
	Number of RSU granted	Weighted Average Grant Date Fair Value
Employees	341,000	$5.05
Directors	100,000	$4.78

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The following table summarizes the activity in RSU granted to employees and directors under the 2024 Plan for the year ended December 31, 2024:

	Number of options	Weighed Average Grant Date Fair Value
Unvested at the beginning of the period	-	$-
Granted	441,000	4.99
Unvested at the end of the period	441,000	$4.99

c.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2024	2023	2022
Cost of revenues	$-	$-	$22
Research and development expenses	783	714	565
General, administrative and marketing expenses	936	1,223	1,587
	$1,719	$1,937	$2,174

As of December 31, 2024, there was $2,165 of unrecognized compensation expense related to unvested RSUs and options. This amount is expected to be recognized over a weighted-average period of 1.82 years.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 9 - INCOME TAX

The Company and its Israeli subsidiary are taxed under Israel tax laws:

A.	Tax rates

After the Company consummates its Net Operating Losses, the corporate tax rate applicable for the years 2022-2024, is 23%.

B.	Tax assessments

The Company and its subsidiary have tax assessments that are considered to be final through tax year 2019.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2024, CollPlant Biotechnologies Ltd. and CollPlant Ltd had approximately $35,242, and $45,991, respectively, of net carried forward tax losses which are available to be offset against future taxable income in future with no limited period of use.

D.	Deferred income taxes

	2024	2023
Deferred tax assets
Net operating loss carry forward	$18,684	$15,492
Research and development expenses	2,034	1,993
Operating lease liabilities	709	726
Share-based compensation	2,028	1,762
Total gross deferred tax assets	23,455	19,973
Less – valuation allowance	(22,767)	(19,267)

Deferred tax liabilities:
Operating lease assets	688	706
Net deferred tax assets	$-	$-

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

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 9 - INCOME TAX (continued)

F.	Uncertain tax positions

As of December 31, 2024 and 2023, the Company does not have a provision for uncertain tax positions.

G.	Roll forward of valuation allowance:

Balance at December 31, 2023	$(19,267)
Change	(3,500)
Balance at December 31, 2024	$(22,767)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31,
	2024	2023
a. Accrued liabilities and other payables:
Employees and institutions for employees	$656	$1,052
Provisions for vacation	537	490
Royalties and Other	101	105
	$1,294	$1,647

Statements of operations:

b.	Revenues

1)	Disaggregated revenues

	Year ended December 31,
	2024	2023	2022
Revenues from licensing agreement (see Note 2(p))	$-	$10,000	$-
Revenues from the sales of goods	515	959	299
Total revenues	$515	$10,959	$299

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

2)	Revenues by geographical area (based on the location of customers):

	Year ended December 31,
	2024	2023	2022
United states	$484	$10,839	$16
Canada	-	87	158
Europe and Other	-	28	104
Israel	31	5	21
Total revenues	$515	$10,959	$299

3)	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended December 31,
	2024	2023	2022
Customer A	$476	$10,743	$9
Customer B	$-	$-	101
Customer C	$-	$79	158

4)	The changes in deferred revenues relating to goods that were not yet delivered are as follows:

2022
Balance at beginning of year	$(32)
Contract liability recognized during the period	-
Revenue recognized during the period	32

Balance at end of year	$-
Contract liability presented in current liabilities	$-
Contract liability presented in non-current liabilities	$-

There were no deferred revenues balances for 2024 and 2023.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

c.	Long-lived assets

All of the Company’s operating Right-of-use lease assets and long-lived assets are located in Israel.

d.	Financial income (expenses), net

	Year ended December 31,
	2024	2023	2022
Exchange rate differences	$(79)	$(285)	$(115)
Bank and other fees	(17)	(10)	(10)
Other financing expenses	-	-	(24)
Interest on bank deposits	738	788	321
Financial income, net	$642	$493	$172

NOTE 11 - SUBSEQUENT EVENTS

In January 2025, the Company received a contingent payment with respect to CollPlant’s rhCollagen, which, according to the AbbVie Development Agreement, triggers a $2,000 payment from AbbVie to CollPlant. The payment received and recognized as revenue in the first quarter of 2025.