Form 20-F
period 2025-12-31
CollPlant Biotechnologies Ltd
filed 2026-03-26
CIK 1631487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Yehiel Tal

Chief Executive Officer

+972 73 232 5600

Yehiel@CollPlant.com

4 Oppenheimer, Weizmann Science Park

Rehovot 7670104, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, par value NIS 1.50 per share	CLGN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 12,803,006 ordinary shares.

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

In February 2021, we entered into a development and global commercialization agreement for dermal and soft tissue filler products with Allergan, an AbbVie company.

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its subsidiaries, CollPlant Ltd. and CollPlant Inc. References to “ordinary shares,” “warrants” and “share capital” refer to our ordinary shares, warrants and share capital, respectively, of CollPlant Biotechnologies Ltd.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, our ability to remain as a going concern, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and our preferences regarding such methods, and including our ability to conclude a non-dilutive financing transaction;

●	our expectations regarding the timing and cost of commencing pre-clinical and clinical trials with respect to rhCollagen based products in medical aesthetics and 3D bioprinting;

●	ours or our strategic partners’ ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based products in medical aesthetics and 3D bioprinting, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products in medical aesthetics and 3D bioprinting;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other business collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the impact of competition and new technologies;

●	the overall global economic environment;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the current security situation in Israel;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report on Form 20-F.

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position and Capital Requirements

●	We have generally incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

●	We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

●	Management has concluded that there is substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm contains an explanatory paragraph as to our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to Commercialization of Our Products

●	The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors, pharma companies and others in the medical community.

●	We have only limited clinical data to support sales of our products, which may make physicians, patients, third-party payors, and others in the medical community reluctant to accept or purchase our products.

●	We have low scale experience in producing our rhCollagen, and if we are unable to manufacture our rhCollagen in high commercial quantities successfully and consistently to meet demand, our growth will be limited.

●	If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any of our products that obtain regulatory approval, we may be unable to generate material revenue.

●	We face competition and rapid technological change and the possibility that our competitors may develop therapies or products that are more advanced or effective than ours, which could impair our ability to successfully commercialize our products.

Risks Related to the Clinical Development and Regulatory Approval of the Products

●	We currently depend heavily on the future success of our medical aesthetics, 3D bioprinting product candidates and bioink products. Any failure to successfully develop, obtain regulatory approval for, and commercialize these products, independently or in cooperation with a third-party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.

●	Our products are based on novel technology, which makes it difficult to predict the time and cost of product development and potential regulatory approval.

●	We or our strategic partners may find it difficult to enroll patients in future clinical trials, and patients could discontinue their participation in our future clinical trials, which could delay or prevent clinical trials of our products and product candidates.

●	Clinical trials conducted by us or by our strategic partners may not be successful or may be delayed.

●	Even if we or our strategic partners obtain regulatory approval for a product, our products will remain subject to regulatory scrutiny.

●	In addition to the level of commercial success of our products, our future prospects are also dependent on our ability to successfully develop a pipeline of additional products, and we may not be successful in our efforts in using our platform technologies to identify or discover additional products.

Risks Related to Our Reliance on Third Parties

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our rhCollagen based products in 3D bioprinting and medical aesthetics, including 3D-bioprinted breast implants and bioinks.

●	We expect to depend upon third-party collaborators, distributors and resellers for a significant portion of our sales.

●

We expect to rely on third parties to conduct some aspects of our product manufacturing, protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.

Risks Related to Our Business Operations

●	Our future success depends on our ability to retain senior management, consultants, and advisors and to attract, retain, and motivate qualified personnel.

●	Our collaborations with outside scientists and consultants may be subject to restriction and change.

●	Our business and operations would suffer in the event of computer system failures or security breaches.

●	Our development and production of rhCollagen relies upon the continued availability of tobacco plants, and any interruption in availability or supply of tobacco plants may delay production and adversely affect commercial utilization of our rhCollagen-based products.

●	If our existing rhCollagen production sites or any new facilities are damaged or destroyed, or production at these facilities is otherwise interrupted, our business and prospects would be negatively affected.

●	If we fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse impact on the success of our business.

●	We may use our financial and human resources to pursue a particular research program or product and fail to capitalize on programs or products that may be more profitable or for which there is a greater likelihood of success.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Risks Related to Our Intellectual Property

●	We have an extensive worldwide patent portfolio. The cost of maintaining our worldwide patent protection is high and requires continuous review and compliance with procedural and documentary requirements. We may not be able to effectively maintain our intellectual property position throughout the major markets of the world.

●	If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to obtain exclusivity for our products or prevent others from developing similar competitive products.

Risks Related to the Ownership of our Ordinary Shares

●	The market price of our ordinary shares may be highly volatile.

●	We may not be able to maintain our listing on the Nasdaq Capital Market.

●	Our principal shareholders, management and directors beneficially own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

Risks Related to Our Operations in Israel

●	We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements under the listing rules of the Nasdaq Stock Market LLC, or the Nasdaq Listing Rules.

●	The security situation in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.

Risks Related to Our Financial Position and Capital Requirements

We have generally incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We are a regenerative and aesthetic medicine company focused on medical aesthetics and 3D bioprinting of tissues and organs. Except for the year ended December 31, 2021, we have incurred losses in each year since our inception in 2004. We incurred a total comprehensive loss of $11.5 million for the year ended December 31, 2025 and a total comprehensive loss of $16.6 million for the year ended December 31, 2024. As of December 31, 2025, we had an accumulated deficit of $124.8 million.

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

As of December 31, 2025, our cash and cash equivalents were $5.6 million. Although in the past we have received payments under the AbbVie Development Agreement, including $2 million in February 2025, $10 million in June 2023 and $14 million in February 2021, there can be no assurance that we will receive any further payments under the AbbVie Development Agreement. Except for the year ended December 31, 2021, in which we incurred a total comprehensive income of $0.2 million, we had recurring losses from operations and negative operating cash flows since our inception. We recently implemented a cost cutting and workforce reduction plan and will need to raise additional capital to support our operations and product development activities.

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

Management has concluded that there is substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm contains an explanatory paragraph as to our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Based on the Company’s cash position as of March 15, 2026, alongside projected continued negative cash flows from operating activities, substantial doubt exists regarding our ability to remain as a going concern. Accordingly, the report of Kost Forer Gabbay and Kasierer, a member firms of Ernst and Young Global, our independent registered public accounting firm, with respect to our financial statements for the year ended December 31, 2025, includes an explanatory paragraph as to our inability to continue as a going concern. The doubts regarding our ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all.

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

If we fail to comply with the requirements of the Innovation Law, we may be subject to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. For additional information regarding the Innovation Law and the IIA, see “Item 4.B. Business Overview-Other Approvals-The Innovation Law and the IIA.”

Until 2019 we have applied and received grants from the IIA as part of the research and development programs for our rhCollagen technology and our products. These IIA grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the IIA’s rules and guidelines royalties of 3% on the income deriving from products and from related know-how and services developed in whole or in part, directly or indirectly, under the Approved Programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar plus interest at an annual rate based on SOFR. The total gross amount of grants actually received by us from the IIA as of December 31, 2025 totaled approximately $10.1 million. As of December 31, 2025, we paid royalties to the IIA in the total amount of $3.2 million.

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

If we or any third-party manufacturer fails to maintain regulatory compliance, the U.S. Food and Drug Administration, or the FDA, or the European authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product or revocation of a pre-existing approval.

If there is a disruption to our internal manufacturing operations, we will have no other means of production for the components and products from such operations until we restore the affected facilities or develop alternative manufacturing facilities, which would delay our or our strategic partners’ clinical trials or cause us to be unable to meet commercial demand for our products. In such case, we may need to arrange for third-party manufacturing of our components and products, which would be expensive and time consuming, assuming we can identify an appropriate third party manufacturer. Additionally, any damage to or destruction of our facilities or equipment may significantly impair our ability to manufacture our components and products on a timely basis. During early 2024, we had a mechanical failure at our Yessod Hama’ala facility that occurred during the production process resulting in the temporary shutdown of our manufacturing operations. In addition, during 2024, we took precautionary measures to close our facility in Yessod Hama’ala for an extended period, due to the war and its proximity to the border with Lebanon. See “-Risks Related to Our Operations in Israel - Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.”

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

We have invested a significant portion of our efforts and financial resources in the development of rhCollagen, medical aesthetics and 3D-bioprinting product candidates, bioinks and our Vergenix line of products. We currently depend heavily on the future success of our medical aesthetics, 3D-bioprinting product candidates and our bioink products. Our ability to generate revenues from our products and product candidates depends heavily on the successful development, approval, and commercialization of our products, which, in turn, depend on several factors, including the following:

●	our ability to continue and support our rhCollagen platform technology and programs;

●	our ability to establish and maintain strategic partnerships, including the AbbVie Development Agreement;

●	our or our strategic partners successfully initiating and completing preclinical, clinical and other studies required for our products and product candidates;

●	demonstrating and maintaining the safety and efficacy of our products at a sufficient level of statistical or clinical significance and otherwise obtaining marketing approvals from regulatory authorities;

●	establishing successful sales and marketing arrangements for our products; and

●	the availability of coverage and reimbursement by healthcare payors for our products in the jurisdictions where they may be approved.

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

The term “combination product” does not exist as an official legal term in European law. Neither the Medical Devices Regulation (MDR) nor Directive 2001/83/EC on medicinal products for human use explicitly refer to the term. Nevertheless, the MDR establishes a clearly structured regulatory principle for products consisting of an active substance and a medical device. Article 1(8) of the MDR expressly stipulates that products containing a substance which, taken on its own, would be a medicinal product within the meaning of Directive 2001/83/EC, shall be assessed and authorized as a medical device if that substance merely performs a supporting function within the product. If, on the other hand, this substance has the main function, the entire product is assessed and authorized in accordance with pharmaceutical law, i.e., Directive 2001/83/EC or Regulation (EC) No. 726/2004; At the same time, the requirements of the MDR for the medical device component must still be met, in particular the essential safety and performance requirements set out in Annex I. This system shows that the MDR takes the principle of combined products into account by clearly dividing regulatory responsibility based on the main function of the medicinal component. Further, such products in Europe are always assigned to a primary regulatory regime: either the MDR applies if the medical device function predominates, or pharmaceutical law applies if the active ingredient determines the main purpose. There is no parallel regulation of equal rank by both legal acts.

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

Before obtaining marketing approval from regulatory authorities for the sale of our products or product candidates or any future product, we or our strategic partners must conduct clinical trials to demonstrate the safety in humans for European CE marking certification, and the safety and efficacy in humans for other regulatory authorities such as the United States. While we are currently not conducting any clinical trials, the dermal and soft tissue filler product candidate for the medical aesthetics market is in the clinical phase, and the trials are designed, planned, and executed by AbbVie. AbbVie is conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment. In addition, we expect to rely on a number of contract research organizations, or CROs, and other third parties, to assist in undertaking, managing, monitoring, and executing future clinical trials. Clinical trials are expensive, time consuming, and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We or our strategic partners may not receive FDA regulatory approval for the conduct of any particular clinical trial in the United States or regulatory approval for conduct of such clinical trial in other countries. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on trial design;

●	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

●	delays in obtaining required IRB approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our clinical trials;

●	failure by our strategic partners, CROs, other third parties or us to perform in accordance with clinical trial requirements or the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;

●	delays in the testing, validation, manufacturing, and delivery of our products to the clinical sites;

●	delays in having patients complete participation in a trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a trial;

●	occurrence of serious adverse events associated with the products that are viewed to outweigh their potential benefits;

●	holds on clinical trials by the FDA or other regulatory bodies; or

●	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols.

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

If we fail to comply with applicable regulatory requirements following approval of any of our products, one or more regulatory authorities could:

●	issue a warning letter asserting that we are in violation of the law;

●	seek an injunction or impose civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	seek a voluntary or mandatory recall;

●	refuse to approve pending applications or supplements to approved applications that we submit;

●	seize our product; or

●	refuse to allow us to enter into supply contracts, including government contracts.

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

The FDA’s regulations regarding “Current Good Manufacturing Practice Requirements for Combination Products” may apply to some of our products if they are designated by the FDA as combination products, which are products composed of two or more regulated components, such as a drug and a medical device. There have been and will be additional costs associated with compliance with the FDA Good Manufacturing Practice Requirements regulations for Combination Products.

The FDA and the FTC also require that our sales and marketing efforts, as well as promotions, be consistent with various laws and regulations. Approved medical device promotions must be consistent with and not contrary to labeling, balanced, truthful and not false or misleading, adequately substantiated (when required), and include adequate directions for use and any warnings that may be required in the use of the device. In addition to the requirements applicable to approved products, we may also be subject to enforcement action in connection with any promotion of an investigational new device. A sponsor or investigator, or any person acting on behalf of a sponsor or investigator, may not represent in a promotional context that an investigational new device is safe or effective for the purposes for which it is under investigation or otherwise promote the device.

If the FDA or FTC investigates our marketing and promotional materials or other communications and finds that any of our investigational devices, or future commercial products, if any, are being marketed or promoted in violation of the applicable regulatory restrictions, we could be subject to the enforcement actions listed above, among others. Any enforcement action (or related lawsuit, which could follow such action) brought against us in connection with alleged violations of applicable device promotion requirements, or prohibitions, could harm our business and our reputation, as well as the reputation of any devices that may be approved for marketing in the U.S. in the future.

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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, to modify, repeal or otherwise invalidate all, or certain provisions of, the Affordable Care Act. The enactment of the Tax Act, on December 14, 2018, removed penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. The regulatory process of implementation of the Affordable Care Act will remain ongoing and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the Affordable Care Act are likely to continue, with unpredictable and uncertain results. We cannot predict with certainty what affect further changes to the Affordable Care Act, and other similar health care laws that are enacted, would have on our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of up to two percent per fiscal year, which will remain in effect through 2031 unless additional Congressional action is taken. It is unclear what impact new quality and payment programs may have on our business, financial condition, results of operations or cash flows. Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints, and discounts, and require marketing cost disclosure and transparency measures. We believe that additional state and federal health care reform measures may be adopted in the future that could have a material adverse effect on our industry generally and on our customers. Any changes in, or uncertainty with respect to, future reimbursement rates could impact our customers’ demand for our products, which in turn could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Further, the federal, state and local governments, Medicare, Medicaid, managed care organizations, and foreign governments have in the past considered, are currently considering, and may in the future consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. For example, the One Big Beautiful Bill Act of 2025, or OBBBA, went into effect on July 4, 2025, and greatly modified Medicaid reimbursements and enrollment to include work requirements and periodic eligibility determinations, all of which could reduce Medicaid enrollment. Future significant changes in the healthcare systems in the United States or other countries, including changes intended to reduce expenditures along with uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict with certainty whether other healthcare policies, including policies stemming from legislation or regulations affecting our business, may be proposed or enacted in the future; what effect such policies would have on our business; or the effect ongoing uncertainty about these matters will have on our customers’ purchasing decisions.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs and increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls and transparency requirements, restrictions on reimbursement and requirements for substitution of generic products. For example, HHS began implementation in 2025 of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our revenue and operating results.

We cannot predict the impact that such actions against the Affordable Care Act and other laws enacted after its enactment will have on our business, and there is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the United States, or the effect of any future legislation or regulation. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the United States in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we intend to commercialize in the United States (or our products more specifically, if approved) or reduce medical procedure volumes could adversely affect our business plan to introduce our products in the United States.

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

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the current administration could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, the Trump administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. Additionally, over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Even if one or more of our products are approved by the FDA, we may fail to obtain an adequate level of reimbursement for our products by third party payors, such that there may be no commercially viable markets for our products, or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third-party payors affect the market for our products. The efficacy, safety, performance and cost-effectiveness of our products and of any competing products are factors that may impact the availability and level of reimbursement. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government sponsored healthcare and private insurance. To obtain reimbursement or pricing approval in some countries, we may be required to produce clinical data, which may involve one or more clinical trials that compares the cost-effectiveness of our products to other available therapies. We may not obtain international reimbursement or pricing approvals in a timely manner, if at all. Our failure to receive international reimbursement or pricing approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

We believe that future reimbursement may be subject to increased restrictions both in the U.S. and in international markets. There is increasing pressure by governments worldwide to contain healthcare costs by limiting both the coverage and the level of reimbursement for therapeutic products and by refusing, in some cases, to provide any coverage for products that have not been approved by the relevant regulatory agency. Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our products and limit our ability to sell our products on a profitable basis. In addition, third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. If reimbursement for our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, market acceptance of our products would be impaired, and future revenues, if any, would be adversely affected.

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize rhCollagen based products in 3D bioprinting and medical aesthetics and future products for medical and aesthetics markets.

To successfully develop and commercialize our products and product candidates, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, in February 2021, we entered into the AbbVie Development Agreement pursuant to which dermal and soft tissue filler products are being developed for commercialization in the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology. AbbVie is conducting a review of interim results from the first cohort of patients enrolled in the dermal and soft tissue filler clinical trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment.

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

Further, in case of a breach of an agreement with us by a strategic partner, or upon termination by either party to the agreement for any reason, we may not be able to adequately protect our rights under these agreements, including intellectual property rights, or maintain exclusive rights to shared intellectual property rights. Furthermore, a strategic partner will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products, if approved, and may not conduct those activities in the same manner as we would.

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

As of March 15, 2026, we had 39 employees. While we recently undertook certain cost cutting measures including reducing our workforce however, as we mature and undertake the activities required to advance our products and product candidates, we may expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational setbacks, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be compromised, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We currently have two production sites in Israel where we manufacture rhCollagen. During 2024, we had a mechanical failure at our Yessod Hama’ala facility that occurred during the production process resulting in the temporary shutdown of our manufacturing operations. In addition, during 2024, we took precautionary measures to close our facility in Yessod Hama’ala for an extended period, although it is now operational, due to the war and its proximity to the border with Lebanon. See “-Risks Related to Our Operations in Israel - Potential political, economic, and military instability in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.”

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

We are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, in such event, the dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, the average exchange rate of the dollar against the NIS decreased in 2021, but increased in 2022 through 2024 and decreased again in 2025. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies, and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, military conditions in Israel, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

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

In recent years, there is growing attention from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices has grown. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

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

Our ordinary shares currently trade on the Nasdaq Capital Market under the symbol “CLGN”. If we fail to adhere to Nasdaq’s strict listing criteria, including with respect to share price, market capitalization and stockholders’ equity, our stock may be delisted. Our results of operations and our fluctuating stock price directly affect our ability to satisfy these listing standards. If we fail to do so, we may be subject to delisting. A delisting could adversely affect our ability to obtain financing for our operations or result in a loss of confidence by investors, customers, suppliers or employees. A delisting from the Nasdaq Capital Market could result in our ordinary shares being listed on an over-the-counter market, which is generally considered to be a less efficient market than the Nasdaq Capital Market. Although we currently satisfy the listing criteria for Nasdaq, if our stock price declines dramatically, we could be at risk of failing to meet the Nasdaq continued listing criteria.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this Annual Report, our market value of listed securities is above $5 million; however, if this rule were to go into effect and we are unable to maintain our market value of listed securities above $5 million, we would become subject to immediate suspension and delisting.

Further, on March 23, 2026, we received a written notice from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until September 21, 2026. There is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules and no assurance can be given that we will remain eligible to be listed on Nasdaq. If we do not regain compliance with Nasdaq Listing Rule 5550(a)(2), our Ordinary Shares will be subject to delisting. A delisting from Nasdaq would likely result in a reduction in some or all of the following, each of which could have a material adverse effect on shareholders:

●	the liquidity of our Ordinary Shares;

●	the market price of our Ordinary Shares;

●	the availability of information concerning the trading prices and volume of our Ordinary Shares;

●	our ability to obtain financing or complete a strategic transaction;

●	the number of institutional and other investors that will consider investing in our Ordinary Shares; and

●	the number of market markers or broker-dealers for our Ordinary Shares.

We intend to monitor the closing bid price of our Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price rule under the Nasdaq Listing Rules, including initiating a reverse stock split.

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

As of March 15, 2026, our senior management, directors, and five percent or more shareholders and their affiliates beneficially owned approximately 25.4% of our ordinary shares and an additional 5.5% in options exercisable into ordinary shares. These shareholders will be able to significantly influence all matters requiring shareholder approval, except for decisions that require a special majority at a shareholders’ meeting. For example, these shareholders, if they were to act together, may be able to significantly influence elections of directors (other than our external directors, within the meaning of Israeli law, as described under “Management-External Directors”), amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may believe are in your best interest as one of our shareholders.

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

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our Annual Reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, while Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” which was signed into law on December 18, 2025, requires our officers and directors to make insider reports under Section 16(a) effective March 18, 2026, our principal shareholders remain exempt from the requirements to report transactions in our equity securities. Our directors, officers and principal shareholders also continue to remain exempt from the short-swing profit liability provisions contained in Section 16(b) of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to U.S. domestic reporting companies. See “Item 16G. Corporate Governance Practices” for more information, including regarding reliefs relating to general meetings for companies whose securities are traded outside of Israel.

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

If our existing shareholders sell, indicate an intention to sell, or the market perceives that they intend to sell, substantial amounts of our securities on the Nasdaq Capital Market after the date of this Annual Report on Form 20-F, the market price of our securities could decline significantly. As of March 15, 2026, we had 14,415,128 ordinary shares outstanding. In addition, as of March 15, 2026, an aggregate of 1,385,992 ordinary shares, that are issuable pursuant to exercise of outstanding options, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our ordinary shares could decline.

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

Pursuant to our Share Ownership and Option Plan (2010), or the 2010 Plan, and our 2024 Share Award Plan, or the 2024 Plan, our management is authorized to grant share options, restricted share units and other equity-based awards to our employees, officers, directors, and consultants. As of March 15, 2026, our officers, directors, employees and consultants hold options to purchase 1,432,332 and 95,250 ordinary shares under the 2010 Plan and the 2024 Plan, respectively. Additionally, as of March 15, 2026, our officers, directors, and certain employees hold 430,109 unvested restricted share units under the 2024 Plan. If our board of directors elects to issue additional options, restricted share units or other equity-based awards under the 2010 Plan or the 2024 Plan, our shareholders may experience additional dilution, which could cause our share price to fall.

We do not intend to pay dividends on our securities in the foreseeable future, so any returns will be limited to the value of our shares.

We have never declared or paid any cash dividends on our share capital. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes; see “Item 10.B. Memorandum and Articles of Association-Dividend and Liquidation Rights” and “Item 16G. Corporate Governance Practices” for additional information. As a result, investors in our ordinary shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law of 1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy, or by a voting instrument, who hold at least 20% of the voting power of our shares. In addition, we follow home country practices in Israel (and consequently avoid the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market) with regard to the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions, and certain acquisitions of the stock or assets of another company). We may in the future (or may be required to) elect to follow home country practices in Israel with regard to other matters. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See “Item 16G. Corporate Governance Practices” for more information.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Under regulations promulgated under the Companies Law, we will be required to disclose in the notice for our annual meetings of shareholders if we had not already done so in our annual report, the annual compensation of our five most highly compensated officers on an individual basis, rather than aggregate. However, this disclosure will not be as extensive as the disclosure required by a U.S. domestic issuer. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, as a foreign private issuer, while Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” which was signed into law on December 18, 2025, requires our officers and directors to make insider reports under Section 16(a) effective March 18, 2026, our principal shareholders remain exempt from the requirements to report transactions in our equity securities. Our directors, officers and principal shareholders also continue to remain exempt from the requirements to report short-swing profit recovery contained in Section 16(b) of the Exchange Act. Also, as a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

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

The security situation in the State of Israel, where the majority of our senior management and our research and development facilities are located, may adversely impact our results of operations.

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

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and several hundred thousand Israeli military reservists were drafted to perform immediate military service, including at the time about 10% of our workforce in Israel. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of March 15, 2026, 38 of our 39 employees were located in Israel.

In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In June 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. A ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities. In February 2026, Israel and the United States commenced military operations against Iran, and the conflict subsequently expanded to involve additional regional actors, including escalations on Israel’s northern border with Lebanon. The security situation has been volatile and continues to evolve, with ongoing hostilities and the risk of further widening of the conflict across the Middle East.

These developments have heightened uncertainty and may adversely affect the regional operating environment, including through disruptions to transportation and logistics, constraints on workforce availability, increased security measures and costs, and adverse impacts on market conditions and investor sentiment. The scope, intensity, and duration of the conflict remain uncertain, and further escalation could materially and adversely affect our business, results of operations, and financial condition. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may further escalate in the future to more violent events which may affect Israel and us.

While to date, we have not experienced any major disruptions in our operations due to the war, during 2024 we took precautionary measures to close our facility in Yessod Hama’ala, which is located approximately 9km from Israel’s northern border with Lebanon, for an extended period although it is now operational. Due to the close proximity of our facility in Yessod Hama’ala to the border, if our Yessod facility were to sustain damage and/or we are required to partially or completely close the facility for an indefinite period of time it could have a material impact on our business and results of operations. While the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. We continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

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

The continued political instability and hostilities between Israel and its neighbors and any armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our shares of common stock. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

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

If and when we generate taxable income, we may be eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, or the Investment Law. The benefits that may be available to us under the Investment Law are subject to the fulfillment of conditions stipulated in the Investment Law. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10.E. Taxation-Israeli Tax Considerations and Government Programs-Law for the Encouragement of Capital Investments, 5719-1959.”

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

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C. Board Practices-Approval of Related Party Transactions under Israeli Law-Shareholders’ Duties.”

Provisions of Israeli law and our amended and restated articles of association could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders.

Israeli law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers, or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares, or a Full Tender Offer, can only be completed if the acquirer receives approval of the holders of at least 95% of the issued share capital. Completion of the Full Tender Offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the Full Tender Offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. In case the Full Tender Offer has not been accepted by the required threshold, the offeror is limited to acquire shares that will confer on the offeror a holding of not more than 90% of the issued share capital of the company. In addition, special tender offer requirements may also apply upon a purchaser becoming a holder of 25% or more of the voting rights in a company (if there is no other shareholder of the company holding 25% or more of the voting rights in the company) or upon a purchaser becoming a holder of more than 45% of the voting rights in the company (if there is no other shareholder of the company who holds more than 45% of the voting rights in the company), See “Item 10.B. Memorandum and Articles of Association-Acquisitions under Israeli Law” for additional information.

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

We have received grants from the IIA for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. For more information, see “-Risks Related to Our Financial Condition and Capital Requirements-The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.”

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

If we are characterized as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder (as defined below) of our securities, such U.S. holder generally will be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of our securities and certain distributions and a requirement to file annual reports with the Internal Revenue Service, or IRS. Certain adverse consequences of PFIC status may be alleviated if a U.S. holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. holder will be able to make a QEF election because we do not intend to provide U.S. holders with the information necessary to make a QEF election. See “Item 10.E. Taxation-Certain Material U.S. Federal Income Tax Consequences-Passive Foreign Investment Company Consequences.”

Since PFIC status depends on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. However, based on our non-passive revenue-producing operations for the year ended December 31, 2025, we do not believe we were a PFIC for our 2025 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2025 and will not be a PFIC in 2026 or any other year.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Item 10.E. Taxation-Certain Material U.S. Federal Income Tax Consequences-Passive Foreign Investment Company Consequences.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a regenerative and aesthetic medicine company developing innovative technologies and products for medical aesthetics, tissue regeneration and organ manufacturing. Our revolutionary plant-based technology is the only commercially viable technology known to us for mass production of Type I recombinant human collagen (rhCollagen), which is bioidentical to the collagen produced by the human body based on our trials. We believe our proprietary rhCollagen serves as the ideal building block for regenerative medicine. By harnessing its unique biological and mechanical properties, combined with our advanced biomaterials expertise, we are developing a broad pipeline of products for medical aesthetics and 3D bioprinting of tissues and organs.

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

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market under our ticker symbol “CLGN” and began trading at the open of market on June 4, 2021. At such time, our ADSs, were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Prior to that, our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, on the OTCQB from May 26, 2017 to January 30, 2018 and on the Nasdaq Capital Market from January 31, 2018 to June 3, 2021 under the symbol “CLGN”. In 2018, we delisted our ordinary shares from trading on the TASE, and the last date of trading of our ordinary shares on the TASE was on October 29, 2018. In September 2025, our ordinary shares began trading on the Nasdaq Capital Market following approval of our voluntary application to transfer the listing of our ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market.

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

As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act that are applicable to other public companies that are not foreign private issuers. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, while Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” which was signed into law on December 18, 2025, requires our officers and directors to make insider reports under Section 16(a) effective March 18, 2026, our principal shareholders remain exempt from the requirements to report transactions in our equity securities. Our senior management, directors, and principal shareholders also continue to remain exempt from the short-swing profit liability provisions contained in Section 16(b) of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

Our capital expenditures for December 31, 2025, 2024 and 2023 amounted to $28,000, $0.5 million and $1 million, respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot. We financed these expenditures primarily from cash on hand.

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

In February 2021, we entered into the AbbVie Development Agreement with Allergan, an AbbVie company, pursuant to which dermal and soft tissue filler products are being developed by AbbVie for commercialization in the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology. In February 2025, we announced the achievement of a development milestone with respect to this product candidate, which, according to the AbbVie Development Agreement, triggered a $2 million payment from AbbVie to us. This milestone achievement follows our announcement in June 2023 regarding another achievement which triggered a $10 million payment from AbbVie to us. The dermal filler product candidate is currently in the clinical phase. AbbVie is conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment. The trials are designed, planned, and executed by AbbVie.

In addition, we develop products in the field of medical aesthetics: Photocurable Dermal Filler, and 3D-bioprinted Breast Implants.

Our photocurable regenerative dermal filler comprised of our tissue regenerating rhCollagen and other biomaterials. In addition to skin lifting, this state-of-the-art filler is designed to enable skin rejuvenation as well as facial contouring, thus addressing the need for more innovative aesthetic products. In September 2025, we announced positive results from our non-clinical program evaluating our photocurable dermal filler, as well as plans to advance this product candidate into clinical trials. Further, in February 2026, we announced the strategic positioning of our photocurable dermal filler platform to address facial volume loss associated with rapid weight reduction, including patients treated with GLP-1 therapies. In early 2023 we completed a 12-month preclinical study with our photocurable regenerative dermal filler, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard.

Our regenerative 3D-bioprinted breast implants for regeneration of breast tissue are designed to address an unmet need derived from the estimated $3 billion global breast implant market. The implants in development are printed using bioink comprised of our proprietary rhCollagen in combination with other biomaterials. These implants are designed to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients. Pre-clinical studies continue to yield encouraging results. In August 2024, we launched a two-arm study utilizing a refined surgical protocol that enables implantation through a small incision while minimizing the risk of displacement or inversion. MRI and ultrasound analyses conducted in 2025 and 2024 confirmed tissue integration and vascularization, with one arm demonstrating rapid tissue ingrowth, preserved implant volume and mechanical integrity, and no observed complications. These outcomes support further optimization of the implants to promote long-term neo-tissue remodeling.

In April 2023, we entered into a joint development and commercialization agreement with Stratasys pursuant to which we agreed to collaborate on the development of a solution to bio-fabrication human tissues and organs, using Stratasys’ P3 technology-based bioprinter and our rhCollagen-based bioinks, with the first target being a development of an industrial-scale solution for CollPlant’s regenerative breast implants project. Implants with a volume of 200cc were successfully printed on a Stratasys Origin® 3D printer and implanted in a large animal study. The results demonstrated local biocompatibility, characterized by a very low-severity inflammatory response. Tissue ingrowth was observed at multiple time points throughout the study. In addition, the study enabled the identification of optimizations required on the printer to support further scale-up of the implants.

In addition, we offer our commercially available rhCollagen-based Bioink platform for regenerative medicine. In 2023, we commercially launched Collink.3D™ 50L in powder form, which is our first bioink available in powder form, joining Collink.3D™ 90 and Collink.3D™ 50 launched in 2022 and 2021, respectively. Collink.3D is our rhCollagen-based bioink platform, which we believe is ideal for 3D bioprinting of tissues and organs for regenerative medicine applications. These rhCollagen-based bioink products are designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants.

Our rhCollagen production process utilizes plant-based genetic engineering technology. This approach eliminates the need for traditional animal-derived collagen sources, reducing the environmental strain associated with traditional methods and promoting more ethical and sustainable practices.

In July 2024, we announced the release of our inaugural Environmental, Social and Corporate Governance (ESG) and Sustainability Report covering the fiscal year 2023. The report reflects CollPlant’s wide commitment to fostering environmental sustainability and enhancing human health, as well as advancing social and corporate governance objectives that contribute to the Company’s impact.

Consistent with our mission of helping people live longer, healthier lives through regenerative medicine, we are committed to supporting a more sustainable ecosystem that benefits all stakeholders, including patients, our employees, and our shareholders.

We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen is structurally and functionally identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved bio-functionality, high homogeneity, and safety profile (does not elicit immune response). We believe the attributes of our rhCollagen make it suitable for numerous tissue and organ regeneration applications throughout the human body.

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

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL Technologies, or STEMCELL, a biotechnology company that develops and supplies specialized cell culture media, tools, and services to support research in stem cell biology, regenerative medicine, immunology, and related life sciences, under which we are selling our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which incorporates it into cell culture media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. In January 2024, this agreement was extended to include the distribution of the STEMCELL kits globally for use not only in the regenerative medicine research market but for clinical purposes also. In June 2025, we announced the expansion of the agreement with STEMCELL, to broaden the use of our rhCollagen beyond research applications to include clinical development and commercial-scale manufacturing.

We are currently focusing on the following innovative rhCollagen-based product pipeline:

●	Regenerative dermal and soft tissue fillers. Our rhCollagen offers a portfolio of opportunities in the field of regenerative aesthetics, owing to its structure and non-immunogenic properties that we believe provide the ideal and optimal scaffold to attract cells and promote tissue regeneration. We are collaborating with AbbVie in the development and commercialization of the dermal and soft tissue filler product for the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology, pursuant to the AbbVie Development Agreement entered into in February 2021. In February 2025, we announced the achievement of a development milestone with respect to the dermal and soft tissue filler product, which, according to the AbbVie Development Agreement, triggered a $2 million payment from AbbVie to CollPlant. The announcement of this milestone follows our announcement in June 2023, of the achievement of another major milestone with respect to this product candidate, which triggered a $10 million payment from AbbVie to us that was received in July 2023. In addition, we are developing a photocurable regenerative dermal filler comprised of our tissue regenerating rhCollagen and other biomaterials. In addition to skin lifting this state-of-the-art filler is designed to enable skin rejuvenation as well as facial contouring, thus addressing the need for more innovative aesthetic products. In this regard, in early 2023 we completed a 12-month preclinical study with our photocurable regenerative dermal filler, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard. In September 2025, we announced positive results from our non-clinical program evaluating our photocurable dermal filler, as well as plans to advance this product candidate into clinical trials. Further, in February 2026, we announced the strategic positioning of our photocurable dermal filler platform to address facial volume loss associated with rapid weight reduction, including patients treated with GLP-1 therapies.

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

Our commercially available products are:

●

CollPlant rhCollagen-based Commercial Bioink for Regenerative Medicine Applications. We believe our bioink product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The bioink is intended to enable the printing of three-dimensional scaffolds combined or not with growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s bioink formulations can include other proteins and/or polymers as well. Our bioink is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In January 2023, we launched Collink.3D 50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs. Earlier, in November 2022 we launched Collink.3D 90, an rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D 90 is complementary to our first commercial bioink, Collink.3D 50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility. For example, as announced by the Company in October 2025, a scientific article published in Archives of Dermatological Research reported that researchers at Mayo Clinic have developed the first fully humanized 3D bioprinted skin model using CollPlant’s plant-derived rhCollagen. By combining rhCollagen with key human skin cell types, the model offers an innovative, sustainable, and ethical alternative to animal testing for preclinical research, with broad potential applications in cosmetic and pharmaceutical testing, disease modeling, and drug development.

●	Collage. Collage is a solution of recombinant human Collagen type I at a concentration of 3 mg/ml in 10mM hydrochloric acid. Our recombinant human collagen (rhCollagen) is structurally and functionally identical to native human Type I collagen. We believe these attributes make Collage an ideal foundation for regenerative medicine applications. Compared to tissue-derived collagens, we believe our rhCollagen offers enhanced biofunctionality, high batch-to-batch consistency, and a significantly reduced risk of immune response, positioning it as a superior alternative for advanced biomedical use. Applications of Collage include tissues and scaffolds aimed at aesthetic medicine, orthopedics, advanced wound care, ophthalmology, cardiology, general surgery, nerve regeneration, vascular grafts as well as bioInks for 3D bioprinting of tissues and organs.

●	Vergenix™STR. Vergenix™STR is a soft tissue repair matrix, intended for the treatment of tendinopathy by promoting healing and repair of tendon injuries in a variety of tendons including the elbow tendon (for treatment of “tennis elbow”), rotator cuffs, patellar tendons, Achilles tendon, and hand tendon. Vergenix™STR is distributed through our distributors in Benelux and Poland.

Collagen and Collagen-Based Products

Collagen is the main component of connective tissue and is the most abundant protein in mammals. In humans, it comprises approximately 30% of the protein found in the body. Due to its unique characteristics and diverse profile in human body functions, collagen is frequently selected from a variety of biocompatible materials for use in tissue repair to support structural integrity, induce cellular infiltration and promote healing. We estimate that the size of the market for human collagen-based tissue repair, including our bioinks and aesthetic medicine product lines, was approximately $19.5 billion in 2025 and is projected to reach approximately $44.2 billion in 2033, according to data from Grand View Research and Mordor Intelligence.

Type I collagen is the most abundant form of collagen in the human body. It is the dominant constituent of connective tissue and serves as the primary scaffold in tissue or organ repair processes, making it a logical choice for regenerative medicine products. It is found in tendons, skin, artery walls, corneas, the endomysium surrounding muscle fibers, fibrocartilage, and the organic part of bones and teeth. Type II collagen is primarily found in articular cartilage. Type III collagen, which is produced quickly by young fibroblasts before the tougher type I collagen is synthesized, is found in granulation tissue such as artery walls, skin, intestines, and the uterus. While there may be some niche applications in the future where type III or possibly type II collagen is appropriate, type I collagen is best suited for applications associated with regenerative medicine because of its essential role in the structure and healing process of bones, skin, and tendons. Type III rhCollagen is currently available for the research market, and is not used in any products currently approved for medical use.

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

The key advantages of products using our rhCollagen, as compared to those using collagen derived from animals or human cadaveric tissue, include:

●	Better biofunctionality in tissue regeneration. Our rhCollagen has superior biological function when compared to animal or human tissue-derived collagen and has a number of useful physical characteristics, including thermal stability, or resistance to decomposition at high temperatures, and a pristine triple helix, according to data published in peer-reviewed scientific publications. The triple helix structure of collagen is formed when two α-1 protein chains and one α-2 protein chain wind together along a common axis. In the formation of rhCollagen, this structure is achieved without modifications that can lead to defects in the triple helix structure in human tissue-derived collagen, hereby leading to a pristine triple helix identical to the form found in nature. A pristine triple helix enables superior binding, which accelerates primary human cell proliferation. Collagen scaffolds of our rhCollagen support endothelial, fibroblast, and keratinocyte cell attachment and proliferation. In all cell types tested, cell proliferation was significantly better in scaffolds made of rhCollagen than in commercially available scaffolds made of bovine collagen. The accelerated cell proliferation achieved with our rhCollagen results in faster wound healing, less scarring, and higher quality tissue regeneration.

●	High homogeneity. Because our rhCollagen is synthesized by five human genes in tobacco plants producing pure molecules that are repeatable and bioidentical to type I human collagen, it is more homogenous than collagen derived from animal or human tissue sources. The high level of homogeneity of our rhCollagen allows the formulation of extremely high concentrations of monomeric, or single-molecule, collagen, up to 150-200mg/ml, which is at least 10 to 100 times higher than the concentration achieved with tissue-derived collagen. The high concentration of homogeneous monomeric collagen is of particular importance where strong collagen fibers are needed for 3D scaffolds. The homogeneity of our rhCollagen enables us to engineer consistent and reproducible products with a controlled degradation rate which can be optimized to the targeted indication. Achieving the same level of engineered performance would be difficult, if not impossible, with tissue-derived collagen that varies from batch to batch.

●	Improved safety and greater purity. Our pure rhCollagen does not induce an immunogenic response, whereas impurities carried over from the source of tissue-derived collagen can lead to immune system rejection. In vitro studies performed under an academic collaboration have demonstrated that rhCollagen incubated with activated THP1-macrophages produces significantly lower levels of inflammatory cytokines when compared with bovine collagen that is similarly incubated. This demonstrates that animal-derived collagen can provoke a foreign body response not seen with rhCollagen, which delays healing and increases scarring. Further, with our rhCollagen, there are no potential side effects in the growth of tissue because there are no residues of growth factors, host plant proteins or host DNA. In addition, with tissue-derived collagen, there is a possibility that the animal or human from which the collagen was produced was infected with a virus, prion, or other pathogen. With our rhCollagen there is no known risk of transmitting diseases and pathogens.

●	Novel applications. Due to our ability to control the protein at the molecular level, it is possible to use our rhCollagen to produce products with unique physical features, as well as high repeatability, which is not possible with tissue-derived collagen. As compared to tissue-derived collagen, rhCollagen membranes have shown better thermal stability, improved tensile strength due to alignment of the collagen fibers, and higher levels of transparency. In addition, rhCollagen can be used to produce high concentration solutions of collagen at lower viscosities at room temperature. We believe the unique properties of our rhCollagen make it an ideal building block for many products, such as BioInks for 3D printing, artificial tendons, and transparent ophthalmic products.

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

The advantages of our rhCollagen outlined above have been demonstrated through in vitro testing and in preclinical animal studies.

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

Our Market Opportunity

Our rhCollagen represents a platform for the development of products addressing significant opportunities in multiple markets. We are initially focused on the regenerative medical and aesthetics market, aiming to become a global leader in these markets. We are developing, together with our development partner, AbbVie, a dermal and soft tissue fillers. Per the AbbVie Development Agreement, we have the potential to receive additional milestones payments, as well as receive meaningful royalties on product sales. See “Item 4.B. Business Overview-Our Products and Product Candidates.”

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

Regenerative Medicine and Aesthetic Markets

Dermal fillers are gaining popularity all across the globe due to increasing trend of using anti-aging treatments, growing aging population, demand to look younger and the use of social media. The 2024 American Society of Plastic Surgeons Procedural Statistics Report found that the total number of cosmetic surgeries and minimally invasive treatments growth remained stable in 2024, showing respective 1% and 3% year-over-year increases.

Broadly, facial fillers can be divided into four categories: autologous fat, collagens, hyaluronic acid, and synthetic fillers (e.g., Calcium hydroxylapatite, Polylactic acid). According to Grand View Research, hyaluronic acid-based fillers remained the dominant product category in 2025, accounting for approximately 78.4% of the global dermal filler market revenue. In addition, according to the American Society of Plastic Surgeons, hyaluronic acid injectable fillers were ranked second in popularity among the top Cosmetic Minimally Invasive Procedures for 2024.

According to a report by Grand View Research, the global dermal fillers market was valued at approximately $6.21 billion in 2025 and is projected to reach $14.19 billion by 2033, representing a compound annual growth rate compound annual growth rate, or CAGR, of 10.9% from 2026 to 2033.

Our regenerative breast implants aim to address an estimated $3.1 billion global breast implant market which is expected to reach $4.3 billion by 2034. Additionally, breast reconstruction and augmentation procedures represent the second most common plastic surgery procedure performed worldwide today. The most common breast augmentation or reconstruction procedures today are based on synthetic silicone breast implantations, an artificial substitution for natural regenerated tissue with risks of complications.

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

In October 2025, we announced positive results from a head-to-head comparative study of our rhCollagen-based bioink, Collink.3D, and Matrigel®, conducted by the Levenberg Lab at Technion - Israel Institute of Technology. In this study, the Technion found that CollPlant’s rhCollagen-based bioink, Collink.3D, outperformed Matrigel®, a leading extracellular matrix, in supporting structured tissue formation. The findings suggest Collink.3D could offer a consistent, tunable, and animal-free alternative for advanced tissue engineering and research applications. This is an important finding since extracellular matrices are key tools in drug discovery, regenerative medicine, and tissue modeling. The study confirmed that CollPlant’s plant-based technology provides a sustainable and ethical approach without compromising performance. Specifically, the global market for basement membrane matrices, including Matrigel and similar products, was valued at approximately $96 million in 2024 and is projected to reach $201 million by 2031, growing at a CAGR of 11.2%.

Grand View Research Inc. estimates that the global 3D bioprinting market size was valued at $2.7 billion in 2024 and is projected to reach approximately $5.3 billion in revenue by 2030, representing a compound annual growth rate CAGR of 12.5% from 2024 to 2030. The growth of the global market is largely driven by increasing large demand of tissues and organs for transplantation and the innovations and advancements in technology for 3D bioprinting. A large number of people across the globe are waiting for an organ or tissue transplant, due to the large gap in demand for organ transplants and donors. This has created traction in the 3D bioprinting industry for developing live tissues and organs. Different companies along with academic institutes and laboratories are investing capital for 3D bioprinting research and development. Some of the other factors driving the growth of the global market include increasing research and development activities and increasing compliance for 3D bioprinting in drug discovery processes. Growing stem cell research and increasing adoption of 3D bioprinting in cosmetic industry are expected to create ample growth opportunities for the global market.

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

Our Strategy

All of our activities are driven by our goal to become the global market leader in regenerative and aesthetic medicine. As a disruptive technology company, we are facing the need to identify new markets opportunities and establish unique business models for revenue generation. Our value creation is based on our ability to develop and sell our product candidates, our sales of rhCollagen based products to our partners and selected customers, milestone payments and royalties on future sales of our partners. Our business model includes:

1.	In-house development of aesthetic products and biofabricated scaffolds and tissues. Our current product pipeline addresses a multi-billion-dollar market.

2.	In-licensing of our rhCollagen technology, and/or sales of rhCollagen and rhCollagen-based bioinks formulations, that we believe constitute the ideal building blocks for regenerative medicine applications.

3.	Co-development of more complex tissues and organs with tire-1 partners as well as collaborations with recognized universities and research organizations.

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

Our Products and Product Candidates

Dermal Filler and Soft Tissue Fillers

In February 2021, we entered into the AbbVie Development Agreement with Allergan, an AbbVie company, pursuant to which dermal and soft tissue filler products are being developed by AbbVie for commercialization in the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology. In February 2025, we announced the achievement of a development milestone with respect to this product candidate, which, according to the AbbVie Development Agreement, triggered a $2 million payment from AbbVie to us. This milestone achievement follows our announcement in June 2023 regarding another achievement which triggered a $10 million payment from AbbVie to us. The dermal filler product candidate is currently in the clinical phase. AbbVie is conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment. The trials are designed, planned, and executed by AbbVie.

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

Further, pursuant to the AbbVie Development Agreement, we granted to AbbVie and its affiliates a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of our rhCollagen for the commercialization and sale of an injectable breast implant product and for a photocurable dermal filler product. AbbVie did not pursue its right to first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant rhCollagen for the commercialization and sale of a photocurable dermal filler product under the AbbVie Development Agreement and no longer has rights for this product candidate. Under the AbbVie Development Agreement, AbbVie continues to have a right of first negotiation option to the injectable breast implant candidate using CollPlant rhCollagen.

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

Skin rejuvenation procedures are increasing in popularity, especially nonsurgical treatments such as dermal filler injections. Hyaluronic acid is a water-retaining molecule widely used for dermal filling, but in its crosslinked form lacks the ability to promote cell proliferation and tissue regeneration. This results in a limited-lasting effect.

A photocurable version of our tissue regenerating rhCollagen, serves as the basis for a new dermal filler product line now in development. We are developing a photocurable regenerative filler comprised of rhCollagen and other substances which is intended to provide several revolutionary effects: lifting, sculpturing ability, retention to the host tissue, and tissue regeneration. Our formulation combines hyaluronic acid with a modified form of rhCollagen to deliver both immediate and long-lasting benefits. Administered as a viscoelastic gel through a fine needle, the filler allows physicians to sculpt precise contours, which are then stabilized using our proprietary illumination device. Upon light activation, the gel transitions into a semi-solid, cohesive implant that withstands gravitational and mechanical forces while maintaining the desired shape.

Particularly, in February 2026, we announced the strategic positioning of our photocurable dermal filler platform to address facial volume loss associated with rapid weight reduction, including patients treated with GLP-1 therapies. The expanding use of GLP-1 therapies for metabolic health and weight management has created a growing population experiencing loss of facial fat, skin laxity, and structural deflation - commonly referred to in the medical community as weight-loss-related facial volume depletion.

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

In early 2023 we completed a 12-month preclinical study, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard. In September 2025, we announced positive results from our non-clinical program evaluating our photocurable dermal filler, as well as plans to advance this product candidate into clinical trials.

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

Bioink for 3D printing of tissues & organs

3D-bioprinting is being applied to the field of regenerative medicine to address the need for complex scaffolds, tissues, and organs that are suitable for transplantation. We have developed rhCollagen-based bioinks that are optimized and we believe provides an ideal building block for the three-dimensional bioprinting of tissues and organs.

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

CollPlant’s bioink based on rhCollagen - building block for tissue and organ manufacturing.

We believe our bioink offers ideal characteristics for 3D bioprinting, including:

●	Biocompatibility-supports cell viability and promotes proliferation (e.g. endothelial cells, fibroblasts, keratinocytes, MSCs)

●	Potential safety-has not shown to promote allergic and other tissue reactions

●	Optimized viscosity and gelation kinetics-printability and compatibility with multiple printing technologies

●	Curing with a range of light sources based on specific requirements

●	Controlled degradation profile

●	Controlled rheological properties (e.g. viscosity)

●	Shear thinning properties - compatible with inkjet technology

●	Convenient handling at broad range of temperatures and pH (e.g., maintains liquid properties at RT and above -no gelation)

●	Compatible with different photoinitiators to cover the spectrum of 280-500nm

●	Customized physical properties of the printed constructs that are compatible with natural tissues

In 2021 we announced the commercial launch of our rhCollagen-based bioink platform, by launching our first commercial bioink, Collink.3D 50 for use in 3D-bioprinting. Collink.3D 50, our first commercially available rhCollagen-based bioink product that was designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants.

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

Collage

Collage is a solution of recombinant human Collagen type I at a concentration of 3 mg/ml in 10mM hydrochloric acid. Our recombinant human collagen (rhCollagen) is structurally and functionally identical to native human Type I collagen. We believe these attributes make Collage an ideal foundation for regenerative medicine applications. Compared to tissue-derived collagens, we believe our rhCollagen offers enhanced biofunctionality, high batch-to-batch consistency, and a significantly reduced risk of immune response, positioning it as a superior alternative for advanced biomedical use. Applications of Collage include tissues and scaffolds aimed at aesthetic medicine, orthopedics, advanced wound care, ophthalmology, cardiology, general surgery, nerve regeneration, vascular grafts as well as bioInks for 3D bioprinting of tissues and organs.

BioFlex

In February 2026, CollPlant announced the launch of BioFlex, a ready-to-print rhCollagen-based kit designed for Digital Light Processing, or DLP, 3D bioprinting applications. BioFlex is engineered to support the biofabrication of advanced tissue models for drug discovery, as well as the development of engineered tissues and potentially transplantable organs. The ready-to-use system includes Collink.3D™️ 50, a biodegradable polymer component, together with proprietary photoactive agents optimized for high-resolution DLP printing.

Designed for both academic laboratories and industrial R&D environments, BioFlex enables advanced applications in 3D bioprinting, tissue engineering, and regenerative medicine, helping accelerate the translation of research concepts into functional tissue constructs.

Orthopedic

VergenixSTR-Tendinopathy Treatment

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

We estimate the size of the target market for VergenixSTR for treating tendinopathy is three million procedures per year, with the global tendon repair market valued at approximately $2.4 billion in 2024 and projected to reach $4.1 billion by 2034, according to reports from Allied Market Research. While our initial focus for VergenixSTR is in tendinopathy, VergenixSTR may be applicable to other soft tissue indications such as tendon rupture, meniscus tear, and cartilage repair, as well as in the aesthetic market.

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

In October 2016, we received CE marking certification for VergenixSTR and commenced sales in Europe. Currently the product is distributed in Benelux and Poland.

VergenixFG-Wound Filler

We developed VergenixFG, an advanced wound care product based on our rhCollagen. In the European Union, VergenixFG was indicated for the treatment of deep surgical incisions and deep wounds, including diabetic ulcers, venous and pressure ulcers, burns, bedsores, and other chronic wounds that are difficult to heal. VergenixFG was designed to be easy to use and to be administrated through a cannula by a doctor or nurse. The VergenixFG formulation provides a scaffold of pure human collagen, an important characteristic in promoting the closure of wounds, that fills the wound bed and is engineered to create maximal contact with the surrounding tissue, which is believed to enhance healing. VergenixFG provides complete coverage of the wound site, facilitates wound closure through an engineered synchronization between scaffold degradation and growth of new tissue, and offers a non-allergenic and pathogen-free scaffold for safe and efficacious wound care therapy. Other flowable gel products are available on the market, but they are based on tissue-derived collagen. We marketed and sold VergenixFG for a period of time in selected markets; however, we are currently not marketing this product.

In February 2016, we received CE marketing certification for VergenixFG, which is valid until 2028.

We completed an open label, single arm, and multi-center registration trial of VergenixFG of 20 patients in Israel to demonstrate safety and to evaluate the performance of VergenixFG in patients with hard-to-heal chronic wounds of the lower limbs. Patients enrolled in the trial, received a single treatment of VergenixFG followed by a four-week follow up. Product performance was examined according to several measures, the main one being the percentage of wound closure achieved. The results were published in February 2019 in Wounds, a peer-reviewed journal focusing on wound care and wound research. The paper, titled, “A Novel Recombinant Human Collagen-based Flowable Matrix for Chronic Lower Limb Wound Management: First Results of a Clinical Trial,” presents data from a previously reported independent study conducted by physicians at several wound care medical clinics and hospitals in Israel. Four weeks following treatment, nine wounds closed completely, fifteen wounds exhibited a greater than 70% closure, and the median wound area reduction was 94%. Only one patient failed to respond to treatment. All patients in the study reported a 50% reduction in pain. Further, no significant device-related adverse events were reported throughout the study. The clinical and real-world experience obtained from VergenixFG contributed to our understanding of rhCollagen-based wound healing applications and helped advance the development of our broader technology platform.

In an investigator initiated study, 24 adults with diabetes admitted to the inpatient clinic of the University Hospital in Pisa, Italy between March and July 2017 were randomized to receive VergenixFG plus standard treatment (12 patients) or standard treatment (12 patients). They were evaluated weekly for 6 months or until complete healing had occurred. The group that received VergenixFG had a significantly higher healing rate (83.3% versus 58.3%) and shorter healing time (64±4 days versus 90±11 days) than the group receiving standard treatment. It was concluded that the addition of VergenixFG to standard treatment increased healing rate and shortened healing time in patients with post-surgical diabetic foot wounds. The study was published by Lacopi E et al in The Diabetic Foot Journal, Vol 23 No 2 2020. The clinical and real-world experience obtained from VergenixFG contributed to our understanding of rhCollagen-based wound healing applications and helped advance the development of our broader technology platform.

Technology

Our rhCollagen is based upon research conducted by our founder and Chief Scientist, Prof. Oded Shoseyov. We believe our technology is the only viable technology available for the production at large scale of recombinant type I human collagen, the most abundant collagen in the human body.

The production of our rhCollagen begins with the creation of genetically engineered cultures that are transferred to selected greenhouses across Israel and continues with the harvesting of tobacco leaves and the processing of such leaves to an extract which then undergoes purification until the completion of the rhCollagen.

Five human genes encoding heterotrimeric type I collagen are introduced into tobacco plants. The three protein chains that make up type I collagen-two α1 protein chains and one α2 protein chain-are encoded by two genes. The other three genes encode the human prolyl-4-hydroxylase (P4Hα and P4Hβ) as well as lysyl hydroxylase 3 (LH3) enzymes. These enzymes are responsible for key post-translational modifications of collagen, and plants co-expressing all five of these vacuole-targeted genes generate intact procollagen. The plants are grown in a greenhouse under strict growing protocols and mature leaves are transported to a protein extraction facility. Upon extraction, pro-collagen is enzymatically converted to atelocollagen using a plant-derived protease. The protein is purified to homogeneity through a cost-effective industrial process taking advantage of collagen’s unique properties that make it soluble at a very low pH.

rhCollagen forms thermally stable triple helix structures which readily fibrillate at natural pH and low sodium chloride concentrations, which we believe makes it ideal for use in the manufacture of products for tissue repair in the human body. Binding of integrins (transmembrane receptors) presented by the cells to a specific 3D structure on type I collagen fibrils requires a perfect triple helix. This binding is essential for binding and proliferation of cells on tissue repair scaffolds. In a study published in the Journal of Biomedical Materials Research Part B: Applied Biomaterials, rhCollagen was compared with acid-solubilized collagen from bovine dermis and pepsin-solubilized collagen from human fibroblast cell culture. Tested samples of the tissue-derived collagens had random fibrillar organization, whereas rhCollagen membranes showed far greater regional fibril alignment and transparency. RhCollagen membranes also showed better thermal stability compared with the tissue-derived collagens. The authors concluded that cross-linked rhCollagen membranes had a superior combination of desirable properties, namely higher transparency, higher thermal and tensile strengths, and adequate hydration.

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

As part of our regulatory strategy, we first developed and achieved a CE marking for a collagen-based non-invasive dressing, VergenixWD. We pursued a CE mark for this product as a predicate product for achieving in 2016 CE marking for our VergenixSTR and VergenixFG products in the European Union. To date, we have sold a few thousands kits of VergenixSTR and VergenixFG to distributors, and those kits have treated patients in several European countries.

In 2017, we created a division focused on development of collagen-based biological ink following the expansion of our research activities in the field of 3D biologic printing of organs and tissues. In the same year, we filed a provisional patent application for additive manufacturing using recombinant collagen-containing formulation. This patent application is in line with our strategy to expand the applications for rhCollagen for applications in the field of regenerative medicine. The subject provisional application has matured into granted patents in the U.S. (U.S. Patent No. 12,115,276), Japan, and Australia. Applications are still pending in Europe, U.S., and Canada. Protection for our collagen-based biological ink platform was expanded by filing a provisional patent application in 2021 for conjugated rhCollagen and curable formulations comprising the same for use in additive manufacturing. National phase applications claiming priority from subject provisional are pending in several countries including in the U.S. and in Europe. Another provisional patent application filed in 2022 for formulations for use in additive manufacturing, containing a tetracycline compound as a light-absorbing substance was filed nationally in the U.S.

In 2018, we filed a provisional patent application for photocurable dermal fillers comprising rhCollagen and hyaluronic acid, for use in the aesthetics market. This application represents an integral part of our strategy to expand the uses for rhCollagen into new, high value markets. The subject provisional application has matured into granted patents in the U.S. (U.S. Patent No. 11,801,329 & U.S. Patent No. 12,186,449), Australia, Israel, Brazil, China, Europe and Japan. Applications are still pending in Europe, China, Canada, U.S., Japan, Israel and Brazil and an application was allowed in South Korea.

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

In 2020, we filed a provisional patent application for collagen-based formulations usable as soft tissue fillers and/or implants, for the reconstructive and aesthetics market. The subject provisional application has matured into granted patents in Europe, Japan and in Israel. Applications are still pending in several countries including in the U.S and in Europe.

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

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we are selling our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which incorporates our product into cell culture media kits. The agreement follows the companies’ established business relationship, which started in 2014 when STEMCELL began purchasing and incorporating our rhCollagen into some of its cell culture expansion and differentiation media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. In June 2025, we announced the expansion of the agreement with STEMCELL, to broaden the use of our rhCollagen beyond research applications to include clinical development and commercial-scale manufacturing.

In February 2021, we entered into the AbbVie Development Agreement, pursuant to which dermal and soft tissue filler products are being developed by AbbVie for the commercialization in the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. In June 2023 and in February 2025, we announced the achievement of milestones with respect to the clinical-phase dermal filler product under the AbbVie Development Agreement, which triggered $10 million and $2 million payments, respectively, from AbbVie to us.

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

In August 2024, we and Stratasys announced the initiation of a pre-clinical study with CollPlant’s 200cc commercial-sized implants printed on Stratasys’ Origin 3D printer. The results demonstrated local biocompatibility, characterized by a very low-severity inflammatory response. Tissue ingrowth was observed at multiple time points throughout the study. In addition, the study enabled the identification of optimizations required on the printer to support further scale-up of the implants.

In September 2025, we announced positive results from our non-clinical program evaluating our photocurable dermal filler, as well as plans to advance this product candidate into clinical trials

In October 2025, we announced positive results from a head-to-head comparative study of its rhCollagen-based bioink, Collink.3D, and Matrigel®, conducted by the Levenberg Lab at Technion - Israel Institute of Technology. In this study, the Technion found that CollPlant’s rhCollagen-based bioink, Collink.3D, outperformed Matrigel®, a leading extracellular matrix, in supporting structured tissue formation.

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

Sales, Marketing, and Distribution

We sell our rhCollagen and bioinks directly to our business partners, collaborators and selective customers. We anticipate that any products we develop in collaboration with a strategic partner or collaborator, such as dermal fillers which are based on our rhCollagen for the medical aesthetics, will be marketed by the partner’s sales force.

To support the establishment of additional collaborations and partnerships, we also market our rhCollagen to selective customers and companies that are developing collagen-based products which do not compete with our current pipeline products or primary end products. We believe that such activities may facilitate future collaborations and partnerships pursuant to which we would supply rhCollagen for use in such products, potentially in return for royalties.

In October 2025, we announced the expansion of our distribution footprint into North America through a new partnership with a U.S.-based logistics center. The logistics hub provides full cGMP-compliant storage and distribution services and serves as a clinical supply depot. This expansion supports our growing customer base for our rhCollagen and bioink product lines in both the U.S. and Canada. The new U.S. logistics center features state-of-the-art infrastructure, including cGMP-controlled storage environments, a cloud-based temperature monitoring system, advanced emergency back-up capabilities, AI-powered security, and remote inventory management. These capabilities ensure reliable, efficient, and secure distribution to meet the quality and regulatory expectations of CollPlant’s partners and customers.

We plan to continue increasing awareness of our rhCollagen through the publication of clinical trial data, marketing studies we may conduct, and participation in academic and industry conferences.

We have been marketing and distributing Vergenix™STR in the European market with business partners since 2016. We currently have active distribution agreement for the distribution of Vergenix™STR in Benelux and Poland.

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

The main competitors to our 3D bioprinted regenerative breast implants that are in development include the commercially available breast implants by Allergan, Inc., an AbbVie company, Establishment Labs Holdings Inc. and Mentor Worldwide LLC, a Johnson & Johnson company.

The primary competitors to our bioink are potential bio-material inks for 3D biological printing, based on tissue-derived collagens. Manufacturers of these products include, among others, BICO (formerly Cellink), Allevi Inc. (now part of 3D systems) and Humabiologics.

The main competitors to our photocurable dermal fillers that are in development include the main commercially available hyaluronic acid dermal filler brands by Galderma, Sinclair and Merz.

Our VergenixSTR product competes with companies that sell steroid injections and PRP kits, including, among others, Zimmer Biomet., Harvest Technologies Corporation, and Arteriocyte Medical Systems Inc.

Key suppliers in the global market for basement membrane matrices include Corning, Thermo Fisher Scientific, and R&D Systems, which collectively account for more than 69% of market share.

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

Patents

As of March 10, 2026, we have a global patent portfolio that is comprised of sixteen patent families. More than four dozen of the patent applications have been issued as patents or will issue soon, having been allowed by the relevant patent offices, of which four are European Patents validated in several member states. We have an exclusive ownership of two issued patents in our patent portfolio that cover plants expressing human collagen and methods of producing collagen in plants and three issued patents that cover methods of processing recombinant collagen. These issued patents are expected to expire in 2027-2029. We have an issued patent in Japan covering specific collagen producing plants based on their genetic arrangement. This patent is expected to provide patent protection for such collagen producing plants until 2039. Our patent portfolio also includes patent families that cover different uses of collagen including 3D Bioprinting, dermal fillers and soft tissue fillers and/or implants which, if granted, could provide patent protection for particular formulations and uses of the rhCollagen until 2038-2042.

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

Trademarks

We have registered the marks VERGENIX and COLLINK.3D in several countries.

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

Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. with respect to our rhCollagen

Under an agreement dated July 13, 2004 among Meytav-Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum, and Prof. Oded Shoseyov (our Chief Scientist), we carried out a research and development project to develop a process for the production of quality human collagen in plants and further developed the resulting products created by us, Professor Shoseyov and Zafrir, for commercial applications. Yissum and Professor Shoseyov have assigned all intellectual property rights developed by Professor Shoseyov and owned by them to us, including the intellectual property rights in connection with the development of the method for production of quality human collagen in plants.

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

Approval by Health Authorities

The following is a summary review of the laws and regulations governing our operations or those of our partners. Our end products are medical and aesthetics products, and their marketing, once development is complete, is contingent upon approval of the health authorities in every country in which the products will be marketed:

Israel

Our operations are subject to permits from the Ministry of Health, or the MoH, on two levels:

●	First, the registration of medical devices, importing and marketing the medical devices and accessories, and issuing the documentation necessary for the export of medical devices from Israel is governed by the Medical Devices Law, 5712 - 2012, or the Medical Devices Law. The Medical Devices Law sets forth obligations of registration of medical devices in Israel. Under the Medical Devices Law, medical devices may be manufactured and marketed in Israel only if they are first registered with the Medical Devices Department of the MOH, also referred to as the “AMAR,” which manages a registry for medical devices.

●	Second, pertaining to research and development. Clinical trials in humans are subject to the approval of the Helsinki Committee (an ethics committee) of the institution conducting the trial, which is governed by the Public Health Regulations (Trials in Human Beings), 1980, including all amendments until 1999, or the Trials in Human Subjects Regulations and are conducted in accordance with the Guidelines for Clinical Trials in Human Subjects issued by the MOH, or the Guidelines, and the guidelines of the Declaration of Helsinki, or any other approval required by the MOH. According to the Trials in Human Subjects Regulations and the Guidelines, the Helsinki Committee must plan and approve every experimental process that involves human beings. The institutional Helsinki Committee acts in the medical institution where the trial is performed and is the body that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator, submits a trial protocol to the committee on behalf of the requesting party. The committee forwards its decisions regarding the requests for clinical trials that were approved by the committee to the manager of the medical institute and the manager has the authority to approve the requests, and in some cases the additional approval of the MOH will be required. According to the procedure for medical trials in human beings set forth by the MOH, the Helsinki Committee will not approve performance of a clinical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (i) the anticipated benefits for the participant in the clinical trial and to the requesting party to justify the risk and the inconvenience involved in the clinical trial to its participant; (ii) the available medical and scientific information justifies the performance of the requested clinical trial; (iii) the clinical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed, and precise manner in the protocol of the clinical trial, conforming with the Declaration of Helsinki; (iv) the risk to the participant in the clinical trial is as minimal as possible; (v) optimal monitoring and follow-up of the participant in the clinical trial; (vi) the initiator, the principal investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the clinical trial, including qualified personnel and required equipment; and (vii) the nature of the commercial agreement with the principal investigator and the medical institute does not impair the adequate performance of the clinical trial.

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

Regulation of Combination Products

The FDA has specified a definition for the term “combination product,” which includes: (1) a product comprised of two or more regulated components, e.g., drug/device, biologic/device, drug/biologic, or drug/device/biologic, which are physically, chemically, or otherwise combined or mixed and produced as a single entity; (2) two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biologic products, or biologic and drug products; (3) a drug, device, or biologic product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biologic product where both are required to achieve the intended use, indication, or effect and where, upon approval of the proposed product, the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (4) any investigational drug, device, or biologic product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biologic product where both are required to achieve the intended use, indication, or effect.

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

In January 2019, the FDA responded to the Company’s Pre-RFD regarding product classification and jurisdictional assessment. The FDA’s OCP determined that VergenixSTR should be classified as a Combination Product, specifically a drug/biologic/device product, and should be assigned to the FDA’s CBER. A Pre-RFD is FDA’s preliminary, nonbinding assessment of (1) the regulatory identity or classification of a product as a drug, device, biologic product, or combination product, and (2) which FDA Center (i.e., CBER, CDER, or CDRH) will have primary jurisdiction for the premarket review and regulation of the product. Therefore, this classification and jurisdictional assessment is subject to change. We currently do not intend to pursue a FDA regulatory pathway to market for VergenixSTR and VergenixFG. We nevertheless include a discussion of FDA’s requirements for approval of, and ongoing, regulation for drugs, biologics, and medical devices below which are relevant to the end products that we are either developing internally or in collaboration with our partners.

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

In the U.S., the FDA regulates biologics under the Public Health Service Act, or PHS Act, and implementing regulations, and under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations, respectively. The U.S. regulates drugs and medical devices under the FDCA. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, requesting product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug or biologic may be marketed in the U.S. generally involves the following:

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

If a medical device is determined to present a “significant risk,” the manufacturer may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval of the IDE from the FDA. The IDE must be supported by appropriate data, such as animal and laboratory testing results, and include a proposed clinical protocol. The clinical trials must be conducted in accordance with applicable regulations, including but not limited to the FDA’s IDE regulations and current good clinical practices. A clinical trial may be suspended by the FDA or the sponsor at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the trial. Even if a clinical trial is completed, the results may not demonstrate the safety and efficacy of a device or may be equivocal or otherwise not be sufficient to obtain approval. Medical devices, however, typically rely on one or a few pivotal studies rather than Phase I, II and III clinical trials

Clinical trials for medical devices are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including, but not limited to, those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patient’s informed consent in a form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations.

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

Failure by us or by our third-party manufacturers and suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) clearance or PMA, NDA or BLA approvals of new products or modified products;

●	withdrawing 510(k) clearances or PMA, NDA or BLA approvals that have already been granted;

●	refusing to grant export approval for our products; or

●	criminal prosecution.

Proteins Intended for Therapeutic Use

If any of our rhCollagen-based products were to be classified as proteins intended for therapeutic use, such products may be regulated in the United States by the FDA as biological products and may fall under the jurisdiction of the FDA’s Center for Drug Evaluation and Research, or CDER, or, depending on the product’s characteristics, regulatory classification and applicable statutory framework, the Center for Biologics Evaluation and Research, or CBER.

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

We do not believe that Part 1271 requirements currently apply to us because we are not currently investigating, marketing or selling tissue or cellular therapy products in the U.S. If we were to change our business operations in the future, the FDA requirements that apply to us may also change, and we would potentially need to expend significant resources to comply with these requirements.

European Union

Legal Requirements for Medical Devices in the EU

EU law on medical devices is governed by Regulation EU 2017/745, or the EU MDR, which repealed and replaced Council Directive 93/42/EEC, or MDD, and Regulation 2017/746 on in vitro diagnostic medical devices. The EU MDR became fully applicable on May 26, 2021. On March 20, 2023, the EU MDR has been amended by Regulation (EU) 2023/607. Regulation (EU) 2023/607 extends the validity of certificates issued under the Medical Devices Directives (MDD) that were valid on the day of the MDR’s date of application (May 26, 2021) and have not been withdrawn by a Notified Body, or NB. For manufacturers whose MDD or AIMDD certificates had already expired, the extension of the certificate’s validity only applies under clearly defined conditions. An extension can only be considered if the manufacturer had already concluded a contract with an NB for MDR conformity assessment at the time of the certificate’s expiry, or if the competent national authority has either granted a derogation pursuant to Article 59 MDR or obliged the manufacturer pursuant to Article 97 MDR to carry out an MDR conformity assessment within a certain period of time. Only if at least one of these conditions is met, expired MDD/AIMDD certificates will continue to be considered valid under the extension provided for in Regulation (EU) 2023/607.

The MDR transition period has been extended from May 26, 2024 until December 31, 2027 for higher risk devices (Class III und IIb) and until December 31, 2028 for medium and lower risk devices. The MDR transition period applies provided that (1) the devices have not undergone significant changes in their design or intended purpose (cf. MDCG 2020-3), (2) do not present an unacceptable risk to the health or safety of patients, users or other persons or to public health (Articles 94 and 95 MDR), and (3) that the manufacturer has established an MDR-compliant quality management system in accordance with Article 10(9) MDR by May 26, 2024 and submitted a formal MDR conformity assessment application to an NB by that date, followed by the conclusion of a written agreement with the NB by September 26, 2024.

The regulatory requirements for manufacturers of medical devices are largely based on the European legal framework. The primary basis is the directly binding Regulation (EU) 2017/745 on medical devices (Medical Device Regulation – MDR). Unlike directives, which must be implemented into the national laws of the EEA member states, regulations are directly applicable (i.e., without the need for adoption of EEA member state laws implementing them) in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices including market surveillance and ensure a high level of safety and health while supporting innovation. The MDR therefore affects the design and manufacturing processes of medical devices as well as the organizational and operational structures involved in placing such devices on the market within the EEA.

In order to place medical devices on the market within the European Economic Area, the devices must comply with the requirements set out in the EU MDR. Without such CE-marking, medical devices may not be marketed in the EEA. The CE mark (CE stands for “Communautés Européennes” and means “European Communities”) is intended for market surveillance authorities. With it, the manufacturer documents on its own responsibility that the marked product complies with all relevant European directives (and national laws) on product safety and has undergone the prescribed conformity assessment procedure. The CE marking must always be affixed to the product itself or to its type plate. If this is not possible or not practical due to the nature or size of the product, the CE marking must be affixed to the packaging and/or accompanying documents. CE marking ensures free trade between the EU and EEA countries (Iceland, Liechtenstein, and Norway) and other countries that have mutual recognition agreements with regard to medical devices with the EU, in particular Turkey. Although Turkey is not a member of the EU/EEA, it participates in the Customs Union with the EU and has harmonized its national legislation—introduced in June 2021—with the EU MDR. The Turkish framework closely follows the structure and essential requirements of the EU Medical Device Regulation. The CE marking permits the enforcement and customs authorities in European countries not to allow the marketing of similar products that do not bear the CE mark. With regard to Switzerland, the respective mutual recognition agreement was not renewed in time to implement the MDR and as a result, Switzerland currently has the status of a third country with regard to EU medical devices law. As a result, EU law compliant medical devices are not freely traded with Switzerland but instead, additional requirements have to be met for CE-marked medical devices to be shipped to Switzerland, and vice versa.

CE-marking requires the performance of a conformity assessment procedure to establish that a product meets the essential requirements under the EU MDR. The applicable procedure of the conformity assessment and the data required under it - including the question of whether or not a clinical investigation of a device is required - depends on, inter alia, the risk class of the respective device and the extent to which safety data is already available. For Class I devices the manufacturer may generally carry out a self-assessment and issue an EU Declaration of Conformity, provided all MDR requirements are met. For devices in higher risk classes, the MDR requires the involvement of a NB designated by a Member State of the EEA. As part of its assessment, the NB typically reviews the technical documentation, evaluates the quality management system governing the device’s life cycle, and verifies compliance with the MDR’s requirements relating to safety and performance. The NB may request additional tests, analyses, or evidence if necessary to complete the conformity assessment.

An NB is a private entity vested with certain competencies and designated by the national governments of the EU member states to make independent judgments about whether a product complies with the EU requirements for medical devices and to grant the CE certificate if the manufacturer, and the product, comply with specified terms. This certificate entitles the manufacturer to affix the CE marking to the device, provided that a corresponding EU Declaration of Conformity is subsequently prepared and signed in accordance with the MDR. After receiving the CE-certificate, the recipient must pass a review carried out by the competent NB annually, under which it audits our facilities to verify continued compliance with Article 10(9) of the MDR, which is typically implemented in accordance with the ISO 13485 quality system standard. The CE-certificate is a requirement for the declaration of conformity we issue for our medical devices and for our legitimate affixing of the CE-mark to our products.

Certified compliance with the ISO 13485 standard, for medical device quality management systems, is beneficial for regulatory purposes in the EU with regard to devices of risk class IIa or higher. Harmonized standards, particularly those from DIN, EN, and ISO, must be taken into account, as they specify the state of the art and can establish a presumption of conformity with legal requirements. Furthermore, national provisions must be observed insofar as they contain independent regulations, implement European directives, or supplement European regulations. Compliance with these regulations requires extensive documentation and clinical reports for all of our products, revisions to labeling, and other requirements such as facility inspections to comply with the registration requirements.

Regulation (EU) 2021/2282 on health technology assessment (EU HTA Regulation) has been in force since January 12, 2025. This regulation introduces a uniform EU-wide procedure for joint clinical assessment, or JCA, of certain health technologies, including selected medical devices. JCA is a centrally conducted analysis of the comparative clinical benefits and safety of relevant technologies. Although EU member states retain their freedom of decision-making with regard to reimbursement and pricing, they must take the results of the JCA into account in their national procedures. The scope of application includes, among other things, Class IIb and III medical devices under the MDR, provided that a scientific opinion from a relevant expert panel is available for these devices as part of the clinical assessment consultation procedure. The European Commission determines which specific medical devices are included in the procedure at regular intervals of at least two years, based on the criteria set out in the Regulation. In addition, the EU HTA Regulation provides for opportunities for voluntary cooperation between member states, for example with regard to non-clinical assessments or the coordinated assessment of medical devices that are not subject to the mandatory JCA procedure. The new requirements may lead to increased administrative burdens and potentially affect the pricing of products.

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

In February 2019, we received ISO 13485 certification by DEKRA for the manufacturing and purification of our rhCollagen in our production site at Rehovot. In July 2023, the scope of the ISO 13485 has been extended to also cover medical aesthetics products. The renewal process occurs in three-year increments. We do not expect changes in our ISO certification for the next renewal period.

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

Marketing authorizations for drugs under all of the different authorization procedures are expensive and time consuming and require the performance of extensive pre-clinical and clinical research. Clinical trials must be conducted in accordance with the Clinical Trials Regulation (Regulation (EU) No 536/2014), as well as Directive 2004/10/EC, and in full compliance with the applicable principles of Good Clinical Practice (GCP).

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

Arrangements with healthcare providers, third-party payors, and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, including the following:

●	the federal healthcare Anti-Kickback Law prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

●	the U.S. False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	the Civil Monetary Penalties Law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information;

●	the federal false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

●	the federal transparency requirements under the Affordable Care Act require manufacturers of drugs, devices, and medical supplies to report to the U.S. Department of Health and Human Services information related to payments, ownership and investment interest and other transfers of value to physicians, dentists, physician assistants and other health care professionals and teaching hospitals; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

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

Reimbursement

Sales of our product candidates in the United States may depend, in part, on the extent to which the costs of the product candidates may be covered by third-party payers, such as government health programs, commercial insurance and managed health care organizations. These third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidates after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product candidates on a profitable basis.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA, EMA or other comparable regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. A payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Health Care Reform

In the United States, there have been and continue to be a number of significant legislative initiatives to contain healthcare costs. The Affordable Care Act was enacted in the United States in March 2010 and contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs subject to the Medicaid Drug Rebate Program, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2031, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. The FDA released a final rule on September 24, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, which includes several provisions to lower prescription drug costs for people with Medicare, including price negotiation requirements for drugs covered under Medicare, rebate requirements when drug prices rise faster than inflation, and a cap on out-of-pocket spending for Medicare Part D enrollees. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. On February 3, 2026, Congress enacted the Consolidated Appropriations Act of 2026, which limits the fees charged by pharmacy benefit managers, as well as requiring pharmacy benefit managers to fully pass through manufacturer rebates to a Medicare Part D plan sponsor. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, Congress has indicated that it will continue to seek new legislative measures to control drug costs.

CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biologic products that are in violation of these requirements will be included on a public list. In addition, in December 2022, the Federal Trade Commission (FTC) released its Health Products Compliance Guidance that is intended to ensure health-related product claims, including drugs and biologics, are truthful, not misleading and supported by science. The FTC also updated its Guides Concerning the Use of Endorsements and Testimonials in Advertising that raises the growth of social media in marketing. On September 9, 2025, the FDA began requiring pharmaceutical advertisements to include full safety warnings during direct-to-consumer advertisements, instead of footnoting such information. Additionally, the FDA expanded its oversight on social medial promotional activities, including influencer partnerships, algorithm-driven targeted advertising, and AI-generated health content, to ensure compliance with the FDA’s advertisement requirements. The FDA has indicated it will begin enforcement actions for any advertisement violations.

Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

We expect that additional state and federal healthcare reform measures, as well as legal changes by foreign governments, will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

The Innovation Law and the IIA

A recipient of an IIA grant, or, Recipient Company, is subject to various obligations and restrictions under the Innovation Law and the IIA’s rules and guidelines, with respect to the use of its IIA Funded Know-How, including the following:

●	Royalty Payment Obligation. In general, the Recipient Company is obligated to pay the IIA royalties from any income deriving from products (and related know-how and services), whether received by the Recipient Company or any affiliated entity, developed (in whole or in part), directly or indirectly, as a result of an Approved Program, or deriving therefrom, at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of between 3% to 5% on sales of products or services developed under the Approved Programs, depending on the type of the Recipient Company - i.e., whether it is a “Small Company,” or a “Large Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus Annual Interest For a File (as such term is defined in the IIA’s rules and guidelines). As of December 31, 2025, we paid royalties to the IIA in total amount of $3.2 million.

●	Reporting Obligations. The Recipient Company is subject to certain reporting obligations (such as, periodic reports regarding the progress of the research and development activities under the Approved Programs and the related research expenses, and regarding the scope of sales of the Recipient Company’s products). In addition, any direct change in control of a Recipient Company must be notified to the IIA. In the event that a non-Israeli entity or a non-Israeli citizen or resident person becomes an “Interested Party” (as such term is defined in the Israeli Securities Law, 5728-1968, or, the Israeli Securities Law) in the Recipient Company, notification to the IIA is required, accompanied by a written undertaking (in the form available on the IIA’s website) by such party to be bound by the Innovation Law, the regulations promulgated thereunder, the IIA’s rules and guidelines and the terms of the Approved Program.

●	Local Manufacturing Obligation. Products developed using the IIA grants must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel in a manner that exceeds the manufacturing capacity that was declared in the Recipient Company’s original IIA grant application, is subject to prior written approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate, which event requires only a notice to the IIA, which shall be provided in writing prior to the transfer of such manufacturing rights abroad, while the IIA has a right to deny such transfer within 30 days following the receipt of such notice). In general, the transfer of manufacturing capacity outside of Israel may be subject to an increase in the royalties’ cap (depending, inter alia, on the manufacturing volume that is performed outside of Israel) and such transfer will be subject to payment of royalties in accelerated rate.

●	IIA Funded Know-How transfer limitation. Under the IIA’s rules and guidelines, a Recipient Company is prohibited from transferring the IIA Funded Know-How outside of Israel except with the approval of the IIA Research Committee and in certain circumstances, subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines, generally up to 6 time the grants received plus Annual Interest, as such term is defined in the IIA’s rules and guidelines), or the Redemption Fee. For calculating the Redemption Fee which shall be paid to the IIA in the event of a transfer of IIA Funded Know-How outside of Israel, inter alia, the following factors will be taken into account: the scope of the IIA support received, the royalties that have already paid to the IIA, the amount of time that has lapsed since the Recipient Company has finalized the IIA Approved Program, the sale price and the form of transaction. A transfer for the purpose of the Innovation Law means an actual sale of the IIA Funded Know-How, or any other transaction which in essence constitutes a transfer of such know-how (such as, providing an exclusive license to a foreign entity for R&D purposes, which precludes the Recipient Company from further using such IIA Funded Know-How). A mere license solely to market products resulting from the IIA Funded Know-How would not be deemed a transfer for the purpose of the Innovation Law.

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

Employees

As of March 15, 2026, we had 39 employees, including 8 in research and development, 24 in manufacturing and 7 in sales, general and administrative positions. 4 of our employees have either MDs or PhDs. All of our employees are located in Israel except for one employee who is located in the United States. We believe our employee relations are good.

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

The monthly rent under the aforementioned lease agreement is approximately $0.066 million. To date, we have invested approximately $1.6 million in establishment of the infrastructure, offices, labs and equipment in our space, net of participation by the landlord.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Item 3.A.-Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.-Risk Factors” and elsewhere in this Annual Report in Form 20-F.

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

We are in collaboration with AbbVie under the AbbVie Development Agreement, pursuant to which dermal and soft tissue filler products are being developed by AbbVie for commercialization in the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. Our collaborations also include, among others, STEMCELL, the Advanced Regenerative Manufacturing Institute, Stratasys and the RegenMed Development Organization.

We are developing a regenerative photocurable dermal soft tissue filler composed of rhCollagen and Hyaluronic Acid. Beyond lifting of the skin, the filler is also designed to enable tissue regeneration and improved contouring.

We believe our rhCollagen bioink product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue, aim to provide a revolutionary alternative to the current practices. The implants in development are printed and loaded with compositions that are based on rhCollagen and other components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue.

In recent years, we have financed our operations primarily with revenues from sales of our products, license of our technology and development milestone achievement payments from business partners, as well as from net proceeds from private and public offerings on Nasdaq. Prior to this, we financed our operations primarily from public offerings of our securities on the TASE, participation of business partners in product development collaborations, and government grants from the IIA.

Financial Operations Overview

Revenues

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based and bioink products, our strategic partners successful commercialization of the dermal filler product that is in a clinical phase, and on our ability to establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the year ended December 31, 2025, we generated revenues of approximately $2.4 million, mainly attributable to a development milestone achievement relating to the dermal filler product candidate, which triggered a $2 million payment from AbbVie to CollPlant according to the AbbVie Development Agreement.

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

Our balance sheet liabilities include current obligations regarding royalties that we are obligated to pay to the IIA based on sales of our products for the second half of the year, which were paid in February 2026. Our cost of revenues include royalties expenses regarding royalties on our sales to the IIA. For more information, see “Item 3.D. Risk Factors-Risks Related to Our Financial Condition and Capital Requirements-The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions,” and Note 6 in our consolidated financial statements for the year ended December 31, 2025.

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

Our total research and development expenses for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 were $8.2 million, $10.5 million and $10.5 million, respectively. We did not apply for grants from the IIA since 2019 and we have charged all research and development expenses to operations as they are incurred.

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

Financial Income/Financial Expenses

Financial income includes interest income regarding short-term deposits and restricted deposits. Financial expenses consist of bank and other fees and exchange rate differences from the depreciation of the U.S. dollars compared to NIS.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2025, we have incurred operating losses of approximately $54.0 million for CollPlant Biotechnologies Ltd. and $52.6 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023
	(USD in thousands)
Statement of operations data:
Revenues	$2,371	$515	$10,959
Cost of revenues	835	1,625	1,991
Gross profit (loss)	1,536	(1,110)	8,968
Research and development expenses	8,187	10,515	10,484
General, administrative, and marketing expenses	4,832	5,626	5,996
Total operating loss	(11,483)	(17,251)	(7,512)
Financial income )expenses), net	(6)	642	493
Net loss	$(11,489)	$(16,609)	$(7,019)

Revenues

We generated revenues from the sale of our bioink, rhCollagen, and VergenixSTR in the amount of $2.4 million in the year ended December 31, 2025 compared to $0.5 million in the year ended December 31, 2024. The increase in revenues is mainly attributable to a development milestone achievement relating to the dermal filler product candidate, which triggered a $2 million payment from AbbVie to CollPlant according to the AbbVie Development Agreement.

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

Cost of revenues

We incurred cost of revenue in the amount of $0.8 million in the year ended December 31, 2025, compared to $1.6 million in the year ended December 31, 2024. The decrease in cost of revenues in the amount of approximately $0.8 million is mainly comprised of: (i) approximately $0.5 million reduction in inventory impairments, (ii) approximately $0.2 million relating to bioinks and rhCollagen sales, and (iii) approximately $0.1 million related to insurance reimbursement received in 2025.

We incurred cost of revenue in the amount of $1.6 million in the year ended December 31, 2024, compared to $2.0 million in the year ended December 31, 2023. The decrease in cost of revenues in the amount of approximately $0.4 million is mainly comprised of: (i) approximately $0.3 million in royalty expenses to the IIA, mainly relating to the milestone achievement under the AbbVie Development Agreement, and (ii) approximately $0.3 million relating to bioinks and rhCollagen sales.

Research and Development Expenses

We incurred research and development expenses amounting to $8.2 million in the year ended December 31, 2025, compared to $10.5 million in the year ended December 31, 2024. The decrease in research and development expenses of approximately $2.3 million is mainly related to the Company’s cost reduction plan with: (i) $1.1 million decrease in workforce and share-based compensation expenses, and (ii) $1.1 million in research and development materials and subcontractor expenses mainly related to the breast implants program.

We incurred research and development expenses amounting to $10.5 million in the year ended December 31, 2023 and 2024.

General, Administrative, and Marketing Expenses

We incurred general, administrative, and marketing expenses of $4.8 million in the year ended December 31, 2025, compared to $5.6 million in the year ended December 31, 2024. The decrease in expenses amounting to approximately $0.8 million is mainly comprised of: (i) a decrease of $0.4 million in employees’ salaries and share-based compensation expenses, (ii) a decrease of $0.1 million in patents expenses as part of the Company’s cost reduction plan, and (iii) insurance reimbursements of approximately $0.1 million received in 2025.

We incurred general, administrative, and marketing expenses of $5.6 million in the year ended December 31, 2024, compared to $6.0 million in the year ended December 31, 2023. The decrease in expenses amounting to approximately $0.4 million is mainly comprised of: (i) a decrease of $0.3 million in share based compensation expenses mainly related to options grant in 2022 and 2020, and (ii) a decrease of $0.1 million in insurance policy costs.

Financial Income (Expenses), Net

Financial expenses, net in the year ended December 31, 2025 totaled $0.01 million compared to financial income, net of $0.6 million in the year ended December 31, 2024. The increase in financial expenses, net of approximately $0.6 million is mainly attributed to: (i) a decrease of $0.4 million in interest received from our short-term cash deposits, and (ii) an increase of approximately $0.3 million in exchange rate differences expenses.

Financial income, net in the year ended December 31, 2024 totaled $0.6 million compared to $0.5 million in the year ended December 31, 2023.

Financial expenses, net is mainly attributed to interest received from the Company’s short term cash deposits and exchange rate difference expenses.

Recent Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the consolidated financial statements included in “Item 18. Financial Statements” of this Annual Report.

B. Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including upfront and milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the TASE, Nasdaq and private placements) and government grants from the IIA. The balance of cash and cash equivalents as of December 31, 2025 and 2024 totaled $5.6 million and $11.9 million, respectively. In June 2023, we announced the achievement of a milestone with respect to the dermal filler product under the AbbVie Development Agreement, which triggered a $10 million payment from AbbVie to us. In February 2025, we announced an additional achievement of a milestone with respect to dermal filler product under the AbbVie Development Agreement, which triggered a $2 million payment from AbbVie to us. Although in the past we have received payments under the AbbVie Development Agreement, there can be no assurance that we will receive any further payments under the AbbVie Development Agreement. In June 2025, we completed a registered direct offering, that resulted in gross proceeds of $3.6 million and in February 2026, we completed a registered direct offering, that resulted in gross proceeds of $2 million.

We plan to fund our future operations through continued sales of our proprietary products, commercialization and/or out-licensing of our rhCollagen and bioink products or technology, and raising additional capital through the issuance of equity or debt.

During the fourth quarter of 2025, we updated our expense forecast and initiated a contingency plan that included cost cutting and significant workforce reduction. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Based on the Company’s cash position as of March 15, 2026, alongside projected continued negative cash flows, the Company’s resources are not sufficient to fund its operation for the next 12 months. Accordingly, our ability to continue as a going concern will require obtaining additional financing to fund its operations, which may include private and/or public offerings of debt or equity securities and/or additional milestone payments that may be received under the AbbVie Development Agreement. There can be no assurance that such funding or milestone payments will be available on acceptable terms, or at all.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $0.8 million. For more information see Note 5 to our consolidated financial statements for the year ended December 31, 2025; and

●	Trade and other payables in the amount of $1.9 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $2.0 million. For more information, see Note 5 to our consolidated financial statements for the year ended December 31, 2025.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the years ended December 31 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023
	(USD in thousands)
Net cash provided by (used in):
Operating activities	(9,419)	(14,093)	(2,763)
Investing activities	(27)	(539)	(1,156)
Financing activities	3,102	9	1,108

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

Net cash used in operating activities in the year ended December 31, 2025 totaled $9.4 million and consisted primarily of (i) net loss of $11.5 million, adjusted for non-cash items including depreciation of $0.9 million, share-based compensation of $1.0 million, and exchange differences on cash and cash equivalents and restricted cash of $0.1 million, and (ii) a net change in operating assets and liabilities of $0.3 million which was mainly attributable to a decrease in operating lease right-of-use assets.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.03 million during the year ended December 31, 2025, compared to $0.5 million during the year ended December 31, 2024. The decrease is mainly attributed the purchase of property and equipment as part of the Company’s cost reduction plan.

Net cash used in investing activities was $0.5 million during the year ended December 31, 2024, compared to $1.2 million during the year ended December 31, 2023. The decrease is mainly attributed to the purchase of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $3.1 million for the year ended December 31, 2025 compared to $0.01 million in the year ended December 31, 2024.

In May 2025, we entered into a securities purchase agreement with certain institutional investors providing for the issuance and sale, in a registered direct offering, of 1,200,002 ordinary shares. The ordinary shares have been offered and sold together with warrants to purchase up to an aggregate of 1,200,002 ordinary shares, issued in a concurrent private placement. The combined purchase price per each ordinary share and accompanying warrant sold in the offering is $3.00. In June 2025, we completed the registered direct offering, that resulted in gross proceeds of $3.6 million. In connection therewith, the placement agent or its designees also received warrants, on substantially the same terms as the investors in the offering, to purchase up to 72,000 ordinary shares, at an exercise price of $3.75 per share, which expire 3.5 years from the issuance date.

In February 2026, we entered into a securities purchase agreement with certain institutional investors providing for the issuance and sale, in a registered direct offering, of 1,600,000 ordinary shares, at a purchase price of $1.25 per share. The ordinary shares have been offered and sold together with unregistered series A warrants to purchase up to 1,600,000 ordinary shares and unregistered series B warrants to purchase up to 1,600,000 ordinary shares, each, at an exercise price of $1.25 per share, issued in a concurrent private placement. The series A warrants expire five years from the effective date of a registration statement registering the shares issuable upon exercise of the warrants, and the series B warrants expire eighteen months after the effective date of a registration statement registering the shares issuable upon exercise of the warrants. In February 2026 we completed the registered direct offering, that resulted in gross proceeds of $2 million. In connection therewith, the placement agent or its designees also received warrants, on substantially the same terms as the investors in the offering, to purchase up to 96,000 ordinary shares, at an exercise price of $1.5625 per share, which expire 5 years from the date of the commencement of the sales pursuant to the offering.

Net cash provided by financing activities was $0.01 million for the year ended December 31, 2024 compared to $1.1 million in the year ended December 31, 2023.

Cash provided by financing activities is attributed to proceeds from the issuance of shares and the exercise of warrants and options into shares.

Cash and Funding Sources

The table below summarizes our sources of funding for the years ended December 31, 2025, 2024 and 2023:

	Issuance of Ordinary Shares and Warrants	Strategic Collaborations	Total
	(USD in thousands)
Year ended December 31, 2025	3,102	2,000	5,102
Year ended December 31, 2024	9	-	9
Year ended December 31, 2023	1,108	10,000	11,108

Funding Requirements

Since our inception, we have incurred significant losses. Our net loss was $11.5 million and $16.6 million for the years ended December 31, 2025 and 2024, respectively. Our negative cash flows from operating activities as of December 31, 2025 was $9.4 million. Our cash and cash equivalent as of December 31, 2025 totaled $5.6 million. As of December 31, 2025, we had an accumulated deficit of $124.8 million. We expect to continue to incur expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. Our existing cash and cash equivalents as of March 15, 2026 is approximately $4.3 million.

In the first quarter of 2025 we updated our expense forecast and initiated a cost cutting and workforce reduction plan which resulted in a reduction of workforce by approximately 20%. During the fourth quarter of 2025, we further updated our expense forecast and initiated a contingency plan that included cost cutting and significant workforce reduction by additional approximately 27%.

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

The Company’s current cash flow and resources are not sufficient to fund its operation for the next 12 months. Accordingly, the Company’s ability to continue as a going concern will require obtaining additional financing to fund its operations, which may include private and/or public offerings of debt or equity securities and/or additional milestone payments that may be received under the AbbVie Development Agreement. There can be no assurance that such funding or milestone payments will be available on acceptable terms, or at all.

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

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors-We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.”

C. Research and Development, Patents and Licenses

See above, under Item 5 - “Research and Development Expenses.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 15, 2026. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 Oppenheimer, Weizmann Science Park, P.O. Box 4132, Rehovot 7670104, Israel.

Name	Age	Position
Senior Management
Yehiel Tal	73	Chief Executive Officer and Interim Chairman of the Board
Eran Rotem, CPA	58	Deputy CEO and Chief Financial Officer
Oren Fahimipoor	44	Vice President, Operations
Dr. Philippe Bensimon	60	Vice President, Regulatory Affairs and Quality Assurance
Jasmine Seror	44	Vice President, Product Development
Bowman Bagley	34	Vice President, Commercial North America
Bar Abelis	34	Vice President, Legal
Non-Employee Director
Dr. Abraham Havron (1)(3)(4)(5)	78	Director
Dr. Elan Penn (1)(2)(3)(4)(5)	74	Director
Joseph Zarzewsky (1)(2)(3)(4)	65	Director
Hugh Evans (1)(4)	59	Director
Alisa Lask (1)(2)(4)	55	Director

(1)	Independent Director under the Nasdaq Listing Rules

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Independent Director under Israeli Law

(5)	Member of the Nominating and Corporate Governance Committee

Senior Management

Yehiel Tal has served as our chief executive officer since January 2010, as a member of our board of directors since May 2022 and as our interim chairman of the board of directors since December 2025. Mr. Tal possesses over 30 years of management experience in the Israeli and American high-tech and biotechnology industries. Prior to joining us, Mr. Tal was the chief executive officer and co-founder of Regentis Biomaterials Ltd. Prior to that Mr. Tal served as vice-president of business development at ProChon BioTech Ltd. He has also served as vice president of marketing and business development at OrthoScan Technologies Ltd. and director of business development and business unit manager at Kulicke and Soffa Industries, Inc. In 2021, Mr. Tal was elected to the Board of Directors of the International Society for Biofabrication. Mr. Tal holds a Bachelor’s and a Master’s degree in mechanical engineering from the Technion, Israel Institute of Technology.

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

Jasmine Seror has served as our vice president of product development since January 2026. Jasmine brings extensive experience in regenerative and aesthetic medicine, 3D bioprinting, and collagen-based technologies. She joined CollPlant in 2014 and leads advanced R&D and product development, translating recombinant human collagen and protein-based biomaterials into innovative medical and aesthetic products. Her expertise spans biomaterials, proteins, cell–material interactions, tissue regeneration, medical devices, and advanced 3D bioprinting platforms. She oversees the full development lifecycle from early research through clinical and commercial readiness, combining strong scientific leadership with strategic product development to guide multidisciplinary teams and shape CollPlant’s innovation roadmap. She holds a BSc and MSc in Biomedical Engineering from Politecnico di Milano and a PhD in Chemistry (Materials and Interfaces) from the Weizmann Institute of Science.

Bowman Bagley has served as our vice president of commercial North America since July 2025. Mr. Bagley joined us from Wasatch Biolabs, a genomics research company, where he served as Vice President and Fractional CxO, leading revenue operations and growth initiatives. Previously, he spent nearly a decade at Advanced BioMatrix, a global supplier of purified collagen and extracellular matrix products, where he served as Chief Executive Officer. During his tenure, he held leadership roles across product development, business development, and global sales, helping to establish the company as a leading supplier in the research and tissue engineering space. In addition to his leadership roles, Mr. Bagley has advised life science companies on go-to-market strategies, commercial partnerships, and scaling operations. He is also an active angel investor with NuFund Venture Group, where he conducts due diligence on emerging biotech ventures. Mr. Bagley holds a B.S. in Neuroscience from Brigham Young University and an MBA from the University of Utah.

Bar Abelis has served as our Vice President of Legal since September 2025 and previously served as our General Counsel since 2023. Ms. Abelis has approximately a decade of legal experience advising private and publicly traded companies on corporate governance, capital markets matters, commercial transactions, and regulatory compliance. Prior to joining CollPlant, Ms. Abelis served as Senior Legal Counsel at IM Cannabis Corp. (NASDAQ: IMCC), where she led complex M&A transactions, negotiated international commercial agreements, and oversaw public company compliance and regulatory filings across multiple jurisdictions. She began her legal career at Goldfarb Gross Seligman, one of Israel’s leading law firms, where she practiced in the corporate and capital markets department and advised on mergers and acquisitions and securities transactions. Bar holds an LL.B. and an MBA in Finance from Bar-Ilan University and is a member of the Israeli Bar.

Non-Employee Directors

Dr. Abraham (Avri) Havron has served on our board of directors since May 2016. Dr. Havron is a 42-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) - the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals, eight of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns), Somatrogan- recombinant long acting human growth hormone analog. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is also a member of the board of Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post- doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., our wholly owned subsidiary.

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

Joseph Zarzewsky has served on our board of directors since August 2019. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group, or Mitrelli, since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD,” a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the board of directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

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

Board Observer

Mr. George Walter Loewenbaum, has served as a non-voting observer of our board since December 31, 2025.

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

Dr. Jason Bloom

Prof. Shay Soker

Prof. Ofer Levy, MD, MCh (Orth)

B. Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions, and bonuses(1) (thousand USD)	Equity-Based Compensation Granted(2) (thousand USD)
All senior management and directors as a group, consisting of 14 persons (3)	2,657	1,049

(1)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law. This amount includes approximately $142,000 set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses.

(2)	Consists of amounts recognized as share-based compensation expense for the year ended December 31, 2025. Assumptions and key variables used in the calculation of such amounts are discussed in Note 8 of our financial statements.

(3)	The group includes certain directors and officers who served during the year ended December 31, 2025 but ceased serving in their respective positions on or before March 15, 2026.

In accordance with the Companies Law, the following table presents information regarding compensation of our five most highly paid office holders, namely our Chief Executive Officer, Deputy CEO and Chief Financial Officer, Vice President Regulatory Affairs and Quality Assurance, Vice President Operations and Vice President Research and Development, during the year ended December 31, 2025.

Name and Position(1)	Salary Cost (2) (thousand USD)	Cash Incentives (thousand USD)	Value of Options Granted(3) (thousand USD)	Total (thousand US dollar)
Yehiel Tal, CEO and Chairman	611	-	236	847
Eran Rotem, Deputy CEO & CFO	490	-	151	641
Oren Fahimipoor, VP Operations	281	-	103	384
Elana Gazal, VP Research and Development(4)	295	-	64	359
Philippe Bensimon, VP RA& QA	255	-	72	327

(1)	All such officers are or were employed on a full-time (100%) basis during 2025.

(2)	Salary includes cost of salary to the Company and ancillary benefits such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; recuperations pay as mandated by Israeli law.

(3)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2025, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for share-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 8 to our consolidated financial statements for the year ended December 31, 2025 for more information.

(4)	Ms. Elana Gazal served as VP Research and Development of the Company until December 31, 2025. The amounts reported above represent compensation paid or accrued for services rendered during the year ended December 31, 2025.

Compensation of Directors

Our directors (other than the Chairman) are entitled to an annual fee of $25,000 and a per meeting participation fee of $800, and any applicable VAT as well as reimbursement of expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. Our CEO who also serves as an Interim Chairman is not entitled to additional compensation, other than the compensation he is paid as CEO.

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

Employment and Services Agreements with Senior Management

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, from time to time we grant our senior managers options to purchase ordinary shares and restricted share units under our equity compensation plans. For information on our equity compensation plans, please see Item 6.E - Share Ownership.

On July 18, 2023, our general meeting of shareholders approved the adoption and grant of a new letter of indemnification for the Company’s current and future directors and officers. For information on exemption and indemnification letters granted to our directors and officers, please see “C. Board Practices - Exemption, Insurance and Indemnification of Directors and Officers.”

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

Currently our board of directors consists of five non-employee directors, and our CEO who serves as Interim Chairman of the board of directors, all of whom are elected annually at the general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting, in person or by proxy, at that meeting.

We have two types of directors: independent directors and “regular” directors. For purposes of complying with the Nasdaq Listing Rules for the continued listing of the Company’s ordinary shares on the Nasdaq Capital Market, our board of directors is comprised of five independent directors and one regular director.

Our board of directors has determined that all of our non-employee directors are independent under such rules.

Under the Companies Law any shareholder holding at least 1% of our outstanding voting power may submit to our board of directors a request to add an item to the agenda of a general meeting that is due to convene, provided that such item is suitable to be discussed at the general meeting. Recently, regulations promulgated under the Companies Law provided that for companies whose shares are listed on certain U.S. stock exchanges, such as us, such threshold was increased to 5% where appointment or removal of a director is concerned. Accordingly, a shareholder may propose to nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations, setting forth all of the details and information as required to be provided by our amended and restated articles of association and regulations promulgated under the Companies law.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq, are required to appoint at least two external directors. The external directors must meet strict independence criteria to ensure that they are unaffiliated with the company and any controlling shareholder. At least one of the external directors is required to have financial and accounting expertise, and the other external director must have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law. The Companies Law also provides that the external directors must serve on both the audit committee and the compensation committee, that the audit committee and the compensation committee must both be chaired by an external director, and that at least one external director must serve on every board committee authorized to exercise powers of the board of directors. Additional rules govern the term and compensation of external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, may, subject to certain conditions, adopt an exemption, or, the Exemption, from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, we have elected to adopt the Exemption, which exempts us from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors.

For further information on our decision to adopt the Exemption, please see C. Board Practices - Board of Directors.

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

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Yehiel Tal to serve as interim chairman of the board of directors. On December 31, 2025 the shareholders of the Company approved the appointment for a term that shall not exceed three years.

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

Under the Companies Law, our audit committee is mainly responsible for:

●	determining whether there are deficiencies in our business management practices, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the Company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “-Approval of Related Party Transactions Under Israeli Law” below);

●	determining procedures for a competitive process, or other procedures, before approving related party transactions with controlling shareholders, even if such transactions are deemed by the audit committee not to be extraordinary transactions. This process is to be supervised by the audit committee, or any person authorized for such supervision, or via any other method approved by the audit committee;

●	determining whether or not to approve acts or transactions that require the audit committee’s approval pursuant to the Companies Law.

●	determining the approval process for transactions that are not negligible, as well as determine which types of transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, that the audit committee classified as non-extraordinary transactions and which have also been classified by the audit committee as non-negligible transactions;

●	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board and propose amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, considering, inter alia, the company’s specific needs and its size;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “-Approval of Related Party Transactions Under Israeli Law” below), unless at the time of approval a majority of the committee’s members are present.

Compensation Committee

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The Companies Law provides composition requirements applicable to a compensation committee, unless a company elects to opt-out of certain Companies Law requirements, under certain circumstances, as we have. Our compensation committee consists of Dr. Elan Penn, Alisa Lask and Joseph Zarzewsky, each of whom meets the requirements for independence under the Nasdaq Listing Rules and the applicable rules and regulations of the SEC.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and to examine the need to update the compensation policy. This policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders by a special majority, which we refer to as a Special Majority for Compensation. This Special Majority for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing the compensation policy once again, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. Our current compensation policy which includes a clawback policy, was last approved by our shareholders on December 31, 2025 by the required Special Majority for Compensation, and is in effect for a period of three years from that date. The compensation policy does not, by nature, grant any rights to our directors or officers. The compensation policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Abraham Havron, and Dr. Elan Penn. Each of the members of our nominating and corporate governance committee is independent under the Nasdaq Listing Rules.

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

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Officers

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. Each person listed in the table under “Management-Senior Management and Directors” is an office holder under the Companies Law.

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

D. Employees.

See “Item 4.B. Business Overview-Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan and Share Award Plan

In May 2010, we adopted the 2010 Plan, which was extended on March 26, 2020 by our board of directors, in accordance with the compensation committee’s recommendation, for an additional period of ten (10) years. The 2010 Plan allows us to grant options to purchase our ordinary shares to our employees, officers, directors and consultants. As of March 15, 2026, our employees, officers, directors and consultants hold an aggregate of options to purchase 1,432,332 ordinary shares, under the 2010 Plan.

In April 2024, we adopted the 2024 Plan, an equity share-based incentive plan. The 2024 Plan allows us to grant several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The purpose of the 2024 Plan is to advance the interests of the Company and its shareholders by attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentive to employees, officers, directors, and consultants and promoting a close identity of interests between those individuals and the Company. The 2024 Plan shall be in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034. As of March 15, 2026, our employees, officers, directors and consultants hold an aggregate of 95,250 options to purchase ordinary shares, and an aggregate of 430,109 restricted share units (RSU), under the 2024 Plan.

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

Unless otherwise decided by the board of directors upon the grant of an Award, Awards granted under the 2010 Plan and 2024 Plan vest over four years from the vesting commencement date such that 25% vest on the first anniversary of the vesting commencement date and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months, unless otherwise determined by the Plan’s administrator.

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the CollPlant Biotechnologies Ltd. Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2026 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 15, 2026. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

	Ordinary Shares Beneficially Owned	Percentage Beneficially Owned**
Senior Management and Directors
Abraham Havron (1)	39,750	*
Dr. Elan Penn (2)	45,750	*
Joseph Zarzewsky (3)	50,750	*
Hugh Evans (4)	391,304	2.7%
Alisa Lask (5)	50,750	*
Yehiel Tal (6)	355,203	2.4%
Eran Rotem (7)	212,957	1.5%
Philippe Bensimon (8)	90,125	*
Jasmin Seror (9)	24,850	*
Bar Abelis (10)	20,686	*
Oren Fahimipoor (11)	50,625	*
Bowman Bagley (12)	-	*
All senior management and directors as a group (12 persons)	1,332,750	8.7%

More than 5% Shareholders
Ami Sagy (13)	1,637,086	11.4%
Loewenbaum Group (14)	1,760,531	12.2%

*	Less than 1%

**	Based on 14,415,128 ordinary shares outstanding.

(1)	Consists of (i) 3,125 ordinary shares, (ii) 4,000 ordinary shares issuable upon exercise of options at an exercise price of $4.02 per share and expiring on January 14, 2028, (iii) 8,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on August 27, 2030, (iv) 24,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 2, 2032, and (v) 625 ordinary shares issuable upon vesting of restricted share units, or RSUs, vested on March 25 ,2026. Does not include 6,250 ordinary shares issuable upon vesting of RSUs, that vest in more than 60 days of March 15, 2026.

(2)	Consists of (i) 3,125 ordinary shares, (ii) 10,000 ordinary shares issuable upon exercise of options at an exercise price of $4.02 per share and expiring on January 14, 2028, (iii) 8,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on August 27, 2030, (iv) 24,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 2, 2032, and (v) 625 ordinary shares issuable upon vesting of RSUs vested on March 25 ,2026. Does not include 6,250 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(3)	Consists of (i) 3,125 ordinary shares, (ii) 15,000 ordinary shares issuable upon exercise of options at an exercise price of $4.02 per share and expiring on December 31, 2026 and (iii) 8,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on August 27, 2030, (iv) 24,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 2, 2032, and (v) 625 ordinary shares issuable upon vesting of RSUs vested on March 25 ,2026. Does not include 6,250 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(4)	Consists of (i) 343,679 ordinary shares and (ii) 23,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 26, 2031, (iii) 24,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 2, 2032, and (iv) 625 ordinary shares issuable upon vesting of RSUs vested on March 25 ,2026. Does not include 6,250 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(5)	Consists of (i) 3,125 ordinary shares, (ii) 47,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 2, 2032, and (iii) 625 RSUs that will vest on March 25 ,2026. Does not include 6,250 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(6)	Consists of (i) 56,137 ordinary shares, (ii) 37,800 ordinary shares issuable upon exercise of options exercisable at an exercise price of $4.02 per share and expiring on July 31, 2028, (iii) 75,000 ordinary shares issuable upon exercise of options exercisable at an exercise price of $4.02 per share and expiring on January 14, 2028, (iv) 81,266 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 26, 2030, (v) 100,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 2, 2032, and (vi) 5,000 ordinary shares issuable upon vesting of RSUs that will vest on March 25, 2026. Does not include 50,000 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(7)	Consists of (i) 26,250 ordinary shares, (ii) 9,000 ordinary shares issuable upon exercise of options exercisable at an exercise price of $4.02 per share and expiring on May 18, 2028, (iii) 45,000 ordinary shares issuable upon exercise of options exercisable at an exercise price of $4.02 per share and expiring on December 26, 2027, (iv) 52,707 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 26, 2030, (v) 80,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include 33,750 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(8)	Consists of (i) 15,125 ordinary shares, (ii) 9,000 ordinary shares issuable upon exercise of options exercisable at an exercise price of $4.02 per share and expiring on May 18, 2028, (iii) 15,000 ordinary shares issuable upon exercise of options exercisable at an exercise price of $4.02 per share and expiring on December 26, 2027, (iv) 21,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 26, 2030, and (vi) 30,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include 16,875 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(9)	Consists of (i) 5,250 ordinary shares, (ii) 1,000 ordinary shares issuable upon exercise of options exercisable at an exercise price of $4.02 per share and expiring on May 18, 2028, (iii) 4,000 ordinary shares issuable upon exercise of options exercisable at an exercise price of $4.02 per share and expiring on December 26, 2027, (iv) 3,600 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on May 26, 2030, (vi) 5,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on January 13, 2031, and (vii) 6,000 ordinary shares issuable upon exercise of options at an exercise price of $6.39 per share and expiring on January 27, 2032. Does not include 51,750 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(10)	Consists of (i) 5,686 ordinary shares, and (ii) 15,000 ordinary shares issuable upon exercise of options exercisable at an exercise price of $7.5 per share and expiring on March 28, 2033. Does not include 47,314 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(11)	Consists of (i) 13,125 ordinary shares, and (ii) 37,500 ordinary shares issuable upon exercise of options exercisable at an exercise price of $7.5 per share and expiring on March 28, 2033. Does not include 12,500 ordinary shares issuable upon exercise of options exercisable in more than 60 days of March 15, 2026, and 16,875 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.

(12)	Does not include 25,000 ordinary shares issuable upon vesting of RSUs that vest in more than 60 days of March 15, 2026.
(13)	Consists of 1,637,086 ordinary shares. Based on information contained in a Schedule 13D/A filed with the SEC on November 28, 2025.

(14)	Based on information contained in a Schedule 13D/A filed with the SEC on November 7, 2025 by George Walter Loewenbaum, Lillian S. Loewenbaum, Elizabeth S. Loewenbaum, The Loewenbaum Residence Trust FBO Anna Loewenbaum, The Elizabeth Scott Loewenbaum 1992 Trust, Patrick Chalmers, Reginald J. Hargrove, Nachum Shamir, The Loewenbaum 1992 Trust, and The Waterproof Partnership, Ltd. Consists of (i) 25,000 ordinary shares held by Lillian S. Loewenbaum indirectly through the Lillian Shaw Loewenbaum Trust, and (ii) 161,289 ordinary shares held by Lillian S. Loewenbaum (iii) 65,000 ordinary shares held by George Walter Loewenbaum through the Walter Loewenbaum Trust, (iv) 220,917 ordinary shares held by George Walter Loewenbaum, (v) 970,139 ordinary shares held by George Walter Loewenbaum in an IRA, (vi) 20,688 ordinary shares held by the Elizabeth S. Loewenbaum, (vii) 170,000 ordinary shares held by The Loewenbaum 1992 Trust, (viii) 35,000 ordinary shares held by The Waterproof Partnership, Ltd., (ix) 15,000 ordinary shares held by The Loewenbaum Residence Trust FBO Anna Loewenbaum, (x) 15,000 ordinary shares held by The Elizabeth Scott Loewenbaum 1992 Trust, (xi) 5,100 ordinary shares held by Patrick Chalmers, (xii) 28,100 ordinary shares held by Reginald J. Hargrove, and (xiii) 29,298 ordinary shares held by Nachum Shamir.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2023. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. See “Item 6.C. Board Practices-Approval of Related Party Transactions under Israeli Law.”

Agreements with Yissum

We have entered into certain agreements with Yissum, in which Prof. Oded Shoseyov, our former Executive Chief Scientist, has or might have a personal interest, including an agreement dated July 13, 2004 with respect to the intellectual property rights relating to our rhCollagen. See “Item 4.B. Business Overview-Intellectual Property-Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. with Respect to Our rhCollagen,” and see “Item 6.C. Board Practices-Approval of Related Party Transactions Under Israeli Law.”

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

Agreements with Directors and Senior Management

Insurance, Exemption, and Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers exempting them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, and including with respect to liabilities resulting from an offering of securities by us to the extent such liabilities are not covered by insurance. See “Item 6.C. Board Practices-Approval of Related Party Transactions Under Israeli Law-Exemption, Insurance and Indemnification of Directors and Officers.”

On July 18, 2023, our shareholders approved, following the approvals of our compensation committee and board of directors, the adoption and grant of a new letter of indemnification for our current and future directors and officers, as may be from time to time, including to our CEO.

The following is a brief summary of the principal changes reflected in the new letter of indemnification.

-	Addendum of Events for which Financial Liabilities will be Indemnified - the addendum which stipulates the events for which financial liabilities will be indemnified was updated to reflect the events that our board of directors has determined are likely to occur in light of our operations;

-	Indemnification Limits per Event - the per-event indemnification limit stipulated in the addendum to our previous letter of indemnification was removed, such that the indemnification per event shall not be limited other than by the Limit Amount, as defined in the new letter of indemnification, which has remained unchanged;

-	Defense of Claim - where we have assumed the defense of the indemnitee in a claim, certain changes have been made with respect to conflicts of interest that may arise, including that the Company will be the person to determine the existence of a conflict of interest, instead of the attorney as was stipulated in our previous letter of indemnification;

-	Presumption of Entitlement to Indemnification - the new letter of indemnification clarifies that the presumption is that the indemnitee is entitled to indemnification under the letter of indemnification, and we, the Company, shall have the burden of proof to overcome that presumption;

-	Indemnification in the Event of a Counterclaim - the new letter of indemnification stipulates that we will not be required to indemnify or advance any Expenses (as defined in the new letter of indemnification) to the indemnitee with respect to a counter claim made by us or in our name in connection with a claim against us filed by the indemnitee;

-	Mechanism for Payment of Indemnification - the mechanism of payment of indemnification amounts has been updated in the new letter of indemnification such that the payment by us for any Expenses (as defined in the new letter of indemnification) will be grossed up to cover any tax payment that the indemnitee may be required to make and will be paid as soon as practicable, and in any event within 15 days from receipt of a written demand;

-	Reimbursement of Indemnification - where we have determined, based on advice from our legal counsel, that the indemnitee was not entitled to indemnification payments, the indemnitee will not be required to repay such amounts if the indemnitee disputes the Company’s determination, in which case the indemnitee’s obligation to repay us shall be postponed until such dispute is resolved by a court of competent jurisdiction in a final and non-appealable order;

-	Third Party Indemnification - the new letter of indemnification contains a provision concerning third-party indemnification undertakings, stipulating that where the indemnitee may be entitled to indemnification from other sources, we acknowledge that we are the indemnitor of first resort.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview-Legal Proceedings.”

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

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria with court approval. In each case, we are only permitted to distribute a dividend if our board of directors determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, which is referred to as the Solvency Test and the court approves such distribution. Pursuant to regulations promulgated under the Companies Law, Israeli companies listed on certain non-Israeli stock exchanges, including the Nasdaq, may distribute a dividend by way of a share repurchase program (buy-back) if the company does not meet the profit test, without seeking the approval of the court, subject to the following conditions: (i) the company meets the Solvency Test; and (ii) the company provides a notice to certain creditors of its intention to distribute a dividend by way of a share repurchase program without meeting the profit test and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Israeli Companies Law).

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On May 25, 2021, our ordinary shares were approved for trading on the Nasdaq Global Market, and began trading at the open of market on June 4, 2021. At such time, our former securities ADSs were mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Prior to that, our ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, on the OTCQB from May 26, 2017 to January 30, 2018 and on the Nasdaq Capital Market from January 31, 2018 to June 3, 2021 under the symbol “CLGN”. In 2018, we delisted our ordinary shares from trading on the Tel Aviv Stock Exchange, or TASE, and the last date of trading of our ordinary shares on the TASE was on October 29, 2018. In September 2025, our ordinary shares began trading on the Nasdaq Capital Market following approval of our voluntary application to transfer the listing of our ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market.

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

C. Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company,” “Item 4.B. Business Overview,” “Item 7A. Major Shareholders” or “Item 7B. Related Party Transactions” above.

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

General Corporate Tax Structure in Israel

Israeli Resident Companies, such as us, are generally subject to corporate tax, on their taxable income, at the rate of 23% as of 2026. A corporation will generally be considered as an “Israeli Resident Company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period, commencing on the year in which such rights were first used, of the cost of patents and rights to use a patent and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise;

●	deduction over a three-year period of expenses incurred in connection with the issuance and listing of shares on a stock market; and

●	under certain conditions, an election to file consolidated tax returns with related Israeli Industrial Companies.

There can be no assurance that we currently qualify, or will continue to qualify, as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

Tax Benefits for Income from Preferred Enterprise

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, currently provides certain tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is not wholly owned by a governmental entity, which:

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or Innovation Law, and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are based on certain of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the revenues derived from products developed program the sale of products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), linked to the dollar and bearing interest at the SOFR rate. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel.

Taxation of our Shareholders

Capital Gains Tax

Israeli law generally imposes a capital gains tax (i) on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and (ii) on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or in certain circumstances a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals. Additionally, if such shareholder is considered a “substantial shareholder” at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), holds, directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2026) on real capital gains derived from the sale of listed shares.

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding at source of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange in Israel (and also if the company was not listed on stock exchange in Israel, under certain conditions) will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly. In addition, such exemption may not be applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

Distributions of Ordinary Shares

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2025, we do not expect to be a PFIC for our 2025 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2025 and will not be a PFIC in 2026 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

Notwithstanding the default PFIC rules described in the preceding paragraphs, certain elections may be available that would result in alternative tax consequences; i.e., the “qualified electing fund” or “QEF” election and the “mark to market” election. If a U.S. holder makes a timely and valid mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of our ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. holder’s tax basis in our ordinary shares will be adjusted to reflect the income or loss resulting from the mark-to-market election. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election and any loss in excess of such amount will be treated as capital loss). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (i) a U.S. securities exchange that is registered with the Securities and Exchange Commission, (ii) the U.S. market system established pursuant to Section 11A of the Securities and Exchange Act of 1934, or (iii) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (a) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors, and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced; and (b) the rules of such non-U.S. exchange effectively promote active trading of listed shares. The Nasdaq Capital Market is a qualified exchange for this purpose, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. A mark-to-market election will not apply to ordinary shares held by a U.S. holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Such election will not apply to any PFIC subsidiary that we own. Each U.S. holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. While Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” which was signed into law on December 18, 2025, requires our officers and directors to make insider reports under Section 16(a) effective March 18, 2026, our principal shareholders remain exempt from the requirements to report transactions in our equity securities. Our directors and officers also continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Deputy CEO & Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(c) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2025, our internal control over financial reporting was effective.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Kost Forer Gabbay and Kasierer and/or other member firms of Ernst and Young Global for all services, including audit services, for the years ended December 31, 2025 and 2024:

	2025	2024
(USD in thousands)
Audit fees(1)	276	317
Tax fees(2)	13	-
All other fees	22	8
Total	311	325

(1)	The audit fees for the years ended December 31, 2025 and 2024 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2025 were for services related to tax advice, including assistance with tax audit.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the Nasdaq Capital Market are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, compensation committee, compensation policy, company’s auditors, and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of our ordinary shares on the Nasdaq Capital Market. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq Capital Market, may, subject to certain conditions, “opt out” from the requirement of the Companies Law to appoint external directors (i.e., adopt the Exemption) and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to “opt out” from such requirements of the Companies Law. For further information, see “Item 6.C. - Board Practices - Board of Directors.” Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq Capital Market, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

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

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq Capital Market, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers.

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

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the Company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D - Risk Factors - Risks Related to Our Business Operations- Our business and operations would suffer in the event of computer system failures or security breaches.”

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

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original) (included as Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2021, and incorporate herein by reference)

2.1

Description of Securities Registered under Section 12 (included as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2025, and incorporate herein by reference)

4.1	Form of Letter of Indemnification Agreement (included as Exhibit A to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 8, 2023, and incorporated herein by reference)

4.2	Form of Letter of Exemption ((unofficial English translation from Hebrew original) (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.3†	Agreement, dated July 13, 2004, by and among Meytav-Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.4#	Employee Share Ownership and Option Plan (2010) (as amended)) (included as Exhibit 4.3 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 4, 2024, and incorporated herein by reference)

4.5#	Employee Share Ownership and Option Plan (2024) (included as Exhibit 4.4 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 4, 2024, and incorporated herein by reference)

4.6#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.7#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.8	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meytav-Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

4.9†	Rental Agreement, dated November 15, 2018, as amended (unofficial English translation from Hebrew original) (included as Exhibit 4.24 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 1, 2019, and incorporated herein by reference)

4.10#	Amended and Restated Compensation Policy (included as the Exhibit to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on November 26, 2025, and incorporated herein by reference)

4.11	Form of Securities Purchase Agreement dated as of May 29, 2025, between the Company and the investors signatory thereto (included as Exhibit 10.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 2, 2025, and incorporated herein by reference)

4.12	Form of Warrant (included as Exhibit 10.2 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 2, 2025, and incorporated herein by reference)

4.13	Form of Placement Agent Warrant (included as Exhibit 10.3 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 2, 2025, and incorporated herein by reference)

4.14	Form of Securities Purchase Agreement dated as of February 4, 2026, between the Company and the investors signatory thereto (included as Exhibit 10.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on February 6, 2026, and incorporated herein by reference)

4.15	Form of Warrant (included as Exhibit 10.2 to our Report on Form 6-K filed with the Securities and Exchange Commission on February 6, 2026, and incorporated herein by reference)

4.16	Form of Placement Agent Warrant (included as Exhibit 10.3 to our Report on Form 6-K filed with the Securities and Exchange Commission on February 6, 2026, and incorporated herein by reference)

8.1	Subsidiaries of the Company (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

11.1	Insider Trading Policy (included as Exhibit 11.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 26, 2025, and incorporated by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.

97.1#	Clawback Policy (included as Exhibit A to Exhibit B to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on June 8, 2023, and incorporated herein by reference)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline iXBRL and contained in Exhibit 101).

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: March 26, 2026	By:	/s/ Eran Rotem
Eran Rotem
Deputy CEO and Chief Financial Officer

COLLPLANT BIOTECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

CollPlant Biotechnologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CollPlant Biotechnologies Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1b to the consolidated financial statements, the Company has incurred operating losses and negative cash-flow from operations since inception. The Company’s operations are dependent on its ability to raise additional funds. This dependency will continue until the Company is able to completely finance its operations by generating revenue from its product candidates. As of the date of the issuance of the consolidated financial statements, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s operations for at least a year beyond the date of the issuance of the consolidated financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

We determined the Company’s going concern assessment as a critical audit matter due to the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How We Addressed the Matter in Our Audit	Our audit procedures included testing the completeness, accuracy, and relevance of underlying data used in the Company’s assessment and evaluating the reasonableness of the assumptions included in the forecasted cash flows used in management’s assessment to determine whether the Company has sufficient liquidity to fund operations for at least one year from the issuance date of the consolidated financial statement.

We also compared the Company’s historical forecast to its actual results to assess the Company’s ability to accurately forecast and assessed the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position.

In addition, we assessed the adequacy of the Company’s disclosure included in note 1b to the consolidated financial statements.

/s/ Kost Forer Gabbay & Kasierer

A Member of EY Global

We have served as the Company’s auditor since 2020.

Tel-Aviv, Israel

March 26, 2026

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$5,591	$11,909
Restricted deposit	359	248
Trade receivables, net	1	150
Inventories	573	440
Other accounts receivable and prepaid expenses	223	433
Total current assets	6,747	13,180
Non-current assets:
Restricted deposit	76	118
Operating lease right-of-use assets	2,426	2,991
Property and equipment, net	1,463	2,290
Intangible assets, net	73	131
Total non-current assets	4,038	5,530
Total assets	$10,785	$18,710

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2025	2024
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$610	$870
Operating lease liabilities	814	806
Accrued liabilities and other payables	1,248	1,294
Total current liabilities	2,672	2,970
Non-current liabilities:
Operating lease liabilities	2,032	2,275
Total non-current liabilities	2,032	2,275
Total liabilities	4,704	5,245

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2025 and 2024; issued and outstanding: 12,803,006 and 11,454,512 ordinary shares as of December 31, 2025 and 2024, respectively	5,492	4,983
Additional paid in capital	126,397	122,801
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(124,839)	(113,350)
Total shareholders’ equity	6,081	13,465
Total liabilities and shareholders’ equity	$10,785	$18,710

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2025	2024	2023
Revenues	$2,371	$515	$10,959
Cost of revenues	835	1,625	1,991
Gross profit (loss)	1,536	(1,110)	8,968

Operating expenses:
Research and development	8,187	10,515	10,484
General, administrative and marketing	4,832	5,626	5,996
Total operating loss	(11,483)	(17,251)	(7,512)
Financial income (expenses), net	(6)	642	493
Net loss	$(11,489)	$(16,609)	$(7,019)
Basic and diluted net loss per ordinary share	$(0.94)	$(1.45)	$(0.62)
Weighted average number of ordinary shares used in computation of basic and diluted net loss per share	12,203,269	11,454,180	11,389,168

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

			Additional	Accumulated other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amounts	capital	loss	Deficit	Total
BALANCE AT DECEMBER 31, 2022	11,186,481	$4,873	$118,099	$(969)	$(89,722)	$32,281
Exercise of warrants	186,000	76	668	-	-	744
Exercise of options	80,191	33	331	-	-	364
Share-based compensation	-	-	1,970	-	-	1,970
Net loss	-	-	-	-	(7,019)	(7,019)
BALANCE AT DECEMBER 31, 2023	11,452,672	$4,982	$121,068	$(969)	$(96,741)	$28,340
Exercise of options	1,840	1	8	-	-	9
Share-based compensation	-	-	1,725	-	-	1,725
Net loss	-	-	-	-	(16,609)	(16,609)
BALANCE AT DECEMBER 31, 2024	11,454,512	$4,983	$122,801	$(969)	$(113,350)	$13,465
Issuance of ordinary shares and warrants, net of issuance costs of $498	1,200,002	509	2,593	-	-	3,102
Issuance of ordinary shares in connection with equity incentive plans	148,492	-	-	-	-	-
Share-based compensation	-	-	1,003	-	-	1,003
Net loss	-	-	-	-	(11,489)	(11,489)
BALANCE AT DECEMBER 31, 2025	12,803,006	$5,492	$126,397	(969)	$(124,839)	$6,081

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(11,489)	$(16,609)	$(7,019)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on sale of property and equipment	-	-	18
Depreciation and amortization	912	1,038	1,102
Accrued interest	(15)	(11)	(28)
Share-based compensation to employees and consultants	999	1,719	1,937
Exchange differences on cash and cash equivalents and restricted cash	(80)	142	379

Changes in assets and liabilities:
Decrease (increase) in trade receivables	149	(150)	9
Decrease (increase) in inventories	(129)	280	749
Decrease (increase) in other receivables and prepaid expenses	210	(40)	150
Decrease in operating lease right-of-use assets	666	651	527
Decrease in trade payables	(260)	(110)	(153)
Decrease in operating lease liabilities	(336)	(650)	(638)
Increase in accrued liabilities and other payables	(46)	(353)	204
Net cash used in operating activities	(9,419)	(14,093)	(2,763)
Cash flows from investing activities:
Purchase of property and equipment	(28)	(483)	(954)
Investment in restricted deposits	-	(57)	(270)
Proceeds from sale of property and equipment	1	1	68
Net cash used in investing activities	(27)	(539)	(1,156)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	3,102	-	-
Exercise of options and warrants into shares	-	9	1,108
Net cash provided by financing activities	3,102	9	1,108
Effect of exchange rate changes on cash and cash equivalents and restricted cash	26	(142)	(379)
Net decrease in cash and cash equivalents	(6,318)	(14,765)	(3,190)
Cash and cash equivalents at the beginning of the year	11,909	26,674	29,864

Cash and cash equivalents at the end of the year	$5,591	$11,909	$26,674

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2025	2024	2023
Supplemental discloser of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$101	$572	$886
Capitalization of Share-based compensation to inventory	$4	$6	$33

Supplemental discloser of cash activities:

Cash paid during the year for taxes	$16	$62	$8

The accompanying notes are an integral part of the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

Company description

a.	CollPlant Biotechnologies Ltd. (the “Company” or “CollPlant”) is a regenerative and aesthetic medicine company focused on medical aesthetics and 3D bioprinting of tissues and organs. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and from sales of (i) bioink products for the development of 3D bioprinting of organs and tissues, (ii) rhCollagen for the medical aesthetics market, and (iii) rhCollagen-based products for tendinopathy and wound care.

The Company operates mainly through its wholly-owned subsidiary CollPlant Ltd. In November 2021 CollPlant Ltd. established CollPlant Inc., a wholly owned subsidiary in the United States. As of December 31, 2025, CollPlant Inc. has not commenced operation.

b.

For the year ended December 31, 2025, the Company incurred net loss of $11,489 and has an accumulated deficit in the total amount of $124,839. For the year ended December 31, 2025, the Company’s negative cash flows from operating activities was $9,419. The Company’s cash and cash equivalent as of December 31, 2025 totaled $5,591.

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

As of the approval date of these consolidated financial statements, the Company’s available liquidity is not sufficient to fund its operations and meet its obligations for the twelve-month period following the issuance date of these consolidated financial statements. Consequently, there is substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued development and commercialization of the Company’s products and product candidates, advancement of its existing collaborations with global leading companies, pursuit of additional strategic partnerships and licensing arrangements, potential receipt of milestone payments under the AbbVie Development Agreement, and raising capital through public or private offerings of equity or debt securities. The Company has historically accessed the capital markets and entered into strategic collaborations to support its operations, however, there can be no assurance that the Company will be successful in obtaining sufficient financing on acceptable terms, or at all.

If the Company is unsuccessful in commercializing its products, advancing its collaborations, or raising additional capital, it may be required to reduce its operating activities, modify its strategic plans, or curtail certain operations.

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

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the CODM, which is the Company’s chief executive officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information  , that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net loss as shown in the Company’s consolidated statements of operations. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

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

Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts. The Company regularly assessed collectability based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, the financial condition of the customer, estimate of future conditions and other factors that may affect its ability to collect from customers. As of December 31, 2025 and 2024, the allowance for credit losses was immaterial.

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

As of December 31, 2025, 2024 and 2023, the Company did not recognize an impairment loss for its long-lived assets.

m.	Intangible assets

The Company capitalizes development costs incurred during the application development stage that are related to internal use technology. Under ASC 350-40, internal-use software capitalization begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose.

Cost capitalized to internal use software include sub-contractors services and employee salary expenses. The amounts capitalized under this policy, and the related amortization, have not been material to the Company’s financial statements. No material internal-use software costs were capitalized during the years presented.

n.	Share-based compensation

The Company accounts for employees’, directors’ and consultants’ share-based payment awards classified as equity awards using the grant-date fair value in accordance with ASC No. 718, “Compensation - Stock Compensation” (“ASC 718”). The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of the company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The Company measures the grant date fair value of its restricted share units (“RSU”) based on the closing market price of the ordinary share on the date of grant.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach.

The Company elected to account for forfeitures as they occur.

o.	Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, lab expenses, consumable materials and equipment and consulting fees. All costs associated with research and development are expensed as incurred.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Revenue recognition

Revenues are recognized in accordance with ASC 606. revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers, in an amount that the Company expects in exchange for those goods or services.

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

The Company elected to apply the optional exemption under paragraph ASC 606-10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less. As of the year ended December 31, 2025 and 2024, the company did not have remaining performance obligations that relate to contracts with customers.

Trade receivables are recorded at the amount of gross billings the Company is responsible to collect.

Payment terms and conditions vary by contract type, although terms generally include requirement to pay the consideration in advance, but may be up to 60 days for certain customers.

1.	Revenues from sale of goods

The Company’s products include the rhCollagen and rhCollagen-based products and include the bioink products for the development of 3D bioprinting of organs and tissues and the medical aesthetics and products for tendinopathy and wound care. The Company recognizes revenues from selling goods at a point in time when control over the product is transferred to customers, generally upon shipment.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

2.	Revenues from licensing agreement

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

In June 2023, the Company received notification from AbbVie about achievement of a milestone with respect to the dermal filler product. According to the AbbVie Development Agreement, the milestone achievement triggered a $10,000 payment from AbbVie to CollPlant. Such payment received in July 2023, and recognized as revenue in the year 2023. In February 2025, the Company announced the receipt of $2,000 contingent payment from AbbVie with respect to CollPlant’s rhCollagen.

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

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If the more likely than not threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2025 and 2024, no liability for unrecognized tax benefits was recorded.

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

The calculation of diluted loss per share does not include options, restricted share units and warrants exercisable into 3,379,939, 2,195,421 and 2,007,546 shares for the years ended December 31, 2025, 2024, and 2023, respectively, because the effect would be anti-dilutive.

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

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivable, trade payables, accrued liabilities and other payables approximates their fair value.

t.	Warrants:

The Company assesses its warrants pursuant to ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging” to determine whether such warrants should be accounted for as equity or as derivative liabilities.

The Company assesses whether such instruments are indexed to its ordinary shares and meet the conditions for equity classification under ASC 815-40. Instruments that meet the criteria for equity classification are recorded in additional paid-in capital at fair value on the date of issuance and are not subsequently remeasured. Instruments that do not meet the equity classification criteria are recorded as derivative liabilities at fair value and are remeasured at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

In June 2025, the Company issued 1,272,002 warrants in connection with a public offering (see Note 8). The Company concluded that these warrants are indexed to its own ordinary shares and meet the requirements for equity classification under ASC 815-40. Accordingly, the warrants were recorded as a component of shareholders equity and are not subject to subsequent remeasurement.

There were no warrants issued during the years ended December 31, 2024 and 2023.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

u.	Severance Pay

All of the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (the “Severance Pay Law”). Pursuant to Section 14 of the Severance Pay Law, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments made to employees in accordance with this section release the Company from any future severance liabilities with respect to such employees. Neither severance pay liability nor severance pay fund under Section 14 of the Severance Pay Law is recorded on the Company’s consolidated balance sheets.   Severance pay expenses for the years ended December 31, 2025, 2024 and 2023 were $408, $464 and $430, respectively.

v.	Newly issued and recently adopted accounting pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 as of January 1, 2025. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements, but resulted in enhanced income tax disclosures. Refer to Note 9 for additional information.

New accounting pronouncements not yet effective:

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06 Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40). The amendment modernizes the accounting for software costs and enhances the transparency about an entity's software costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 3 - INVENTORIES

a.	Inventories as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Work in progress	$283	$286
Finished goods	290	154
Total inventories	$573	$440

b.	The Company recorded inventories write-downs of $133, $286 and $866 for the years ended December 31, 2025, 2024 and 2023, respectively, which were recorded as part of cost of revenues.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	December 31
	2025	2024
Cost:
Laboratory equipment	$2,141	$2,135
Production equipment	1,893	1,885
Greenhouse equipment	772	772
Computer and electronic equipment	354	351
Office furniture	280	280
Leasehold improvements	3,660	3,650
Vehicles	241	241
	9,341	9,314
Less:
Accumulated depreciation	(7,878)	(7,024)
Property and Equipment, net	$1,463	$2,290

Depreciation expenses totaled $854, $981 and $1,045 for the years ended December 31, 2025, 2024 and 2023, respectively.

During the year ended December 31, 2025, 2024 and 2023, the Company disposed of property and equipment in the net amount of $1, $1 and $86, respectively.

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

As collateral for part of the lease agreements, a restricted deposit was pledged in favor of the property owners. The balance of the restricted deposit as of December 31, 2025 amounted to $319, classified as current assets, and $76 classified as non-current asset.

To secure the terms of the car lease agreements, the Company has made certain prepayments   to the leasing company,  representing approximately three months of lease payments. Accordingly, the ROU asset also includes any lease payments made prior to commencement.

Operating leases cost for space and cars for the years ended December 31, 2025, 2024 and 2023 totaled $880, $881, and $775, respectively.

The operating lease costs include variable lease payments of $105, $77, and $52 in 2025, 2024 and 2023, respectively.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2025	2024
Operating cash flows from operating leases	$1,036	$941

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2025	2024
Operating Leases
Operating lease right-of-use assets	$2,426	$2,991

Current lease liabilities	$814	$806
Non-current lease liabilities	2,032	2,275
Total lease liabilities	$2,846	$3,081

Weighted Average Remaining Lease Term
Operating leases	3.34 years	4.25 years

Weighted Average Discount Rate
Operating leases	7.78%	7.77%

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5 - LEASES (continued)

As of December 31, 2025, the maturities of lease liabilities were as follows:

Operating leases
Year ending December 31,
2026	$991
2027	945
2028	881
2029	372
Thereafter	-
Total undiscounted lease payments	3,189
Less – imputed interests	(343)
Present value of lease liabilities	$2,846

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

The Company did not apply for grants from the IIA since 2019. For the years ended December 31, 2025, 2024 and 2023, the Company recorded royalties expenses of $71, $15 and $329, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of operations as a component of cost of revenue.

As of December 31, 2025, the maximum total royalty amount payable by the Company under the IIA funding arrangement is approximately $6,894 (without interest).

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

b.	Contingent liability

As of December 31, 2025, the Company has a contingent liability related to annual cash incentives, accumulating to a potential liability of approximately $453.

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

Pursuant to the AbbVie Development Agreement, CollPlant granted to AbbVie and its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products. Further, pursuant to the AbbVie Development Agreement, CollPlant granted to AbbVie and its affiliates, a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant rhCollagen for the commercialization and sale of an injectable breast implant product and a right of first negotiation to enter into a definitive agreement to obtain exclusive, worldwide rights to the use of CollPlant’s rhCollagen for the commercialization and sale of a photocurable dermal filler product, each an “Option Product” and together, the “Option Products.” Other than under the AbbVie Development Agreement, CollPlant agreed not to research, develop or commercialize its rhCollagen for use with any Exclusive Products during the term of the Development Agreement or grant any third party any rights to CollPlant’s rhCollagen technology that would conflict with rights granted to AbbVie.

The AbbVie Development Agreement provides that later on CollPlant and AbbVie will enter into a supply agreement whereby CollPlant will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used solely for the development and manufacture of the Exclusive Products and Option Products.

The AbbVie Development Agreement provides that with respect to the Exclusive Products CollPlant shall be entitled to receive up to $50,000 comprised of an upfront cash payment of $14,000, which was paid in February 2021, and up to $36,000 in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In June 2023, a milestone under the AbbVie Development Agreement was achieved. Such milestone achievement triggered a payment of $10,000 from AbbVie to CollPlant, which was received in July 2023. In February 2025, the Company announced the receipt of $2,000 contingent payment from AbbVie with respect to CollPlant’s rhCollagen. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie. In addition, with respect to the Option Products, CollPlant shall be entitled to receive up to $53,000, as further described below, plus a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term and a fee for the supply of rhCollagen to AbbVie.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - DEVELOPMENT, EXCLUSIVITY AND OPTION PRODUCTS AGREEMENTS (continued)

The $53,000 in potential proceeds includes a one-time non-refundable payment of $6,000 upon signing a definitive agreement with regards to the injectable breast implant product; a one-time non-refundable payment of $4,000 for signing a definitive agreement with regards to the photocurable dermal filler product; and up to an additional $43,000 payable upon the achievement of certain clinical trial, regulatory approval and commercial sale milestones. The option relating to the photocurable dermal product was not exercised and expired in September 2025.

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

On June 2, 2025, the Company completed a registered direct offering pursuant to which it issued and sold an aggregate of 1,200,002 ordinary shares to certain industrial investors, at a purchase price of $3.00 per share, for aggregate gross proceeds of $3,600. The total issuance costs accumulated to $498. In connection with the offering, the Company also issued in a concurrent private placement (i) 1,200,002 warrants to the investors, exercisable for 1,200,002 of the Company’s ordinary shares at an exercise price of $3.00 per share, and (ii) 72,000 warrants to the placement agent, exercisable for 72,000 of the Company’s ordinary shares, at an exercise price of $3.75 per share. The warrants will be exercisable for a period of three and one-half years. The Company accounted for the aforementioned warrants as freestanding instrument classified as part of the Company’s equity in accordance with ASC-480 and ASC-815-40.

During the year ended December 31, 2025, the Company issued 148,492 ordinary shares upon the vesting and settlement of 148,492 RSUs previously granted to employees and directors under the Company’s equity incentive plans.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

B.	Share-based compensation:

1)

Option plan

Under the Company’s current share award plan (the “2024 Plan”), the Company may grant its employees, directors and consultants with several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The 2024 Plan is in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034, unless earlier terminated by its administrator.

The Company still has options outstanding under its former Share Ownership and Option Plan (2010), or the 2010 Plan. These options were granted to employees, directors and consultants of the Company. Each option is exercisable into one ordinary share of the Company of NIS 1.50 par value.

2)	Options grants

a.	Option granted to employees, directors and consultants

In the years ended December 31, 2025, 2024 and 2023, the Company granted options as follows (amounts presented reflect the number of shares underlying options):

	Year ended December 31, 2025
	Award amount	Exercise price range	Vesting period	Expiration
Employees	52,000	$2.22	3 years	10 years
Consultants	22,000	$2.22-2.66	3-4 years	10 years

	Year ended December 31, 2024
	Award amount	Exercise price range	Vesting period	Expiration
Employees	50,500	$4.26-5.76	4 years	10 years
Consultants	25,000	$5.26	4 years	10 years

	Year ended December 31, 2023
	Award amount	Exercise price range	Vesting period	Expiration
Employees	158,000	$5.65-7.5	4 years	10 years

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The fair value of options granted on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Year ended December 31,
	2025	2024	2023
Value of one ordinary share	$2.24-2.47	$4.27-5.46	$5.73-7.5
Dividend yield	0%	0%	0%
Expected volatility	76.97-77.23%	70.91-71.14%	70.27-74.1%
Risk-free interest rate	3.66-3.93%	4.21-4.46%	3.62-4.33%
Expected term	5.88-6.11 years	6.11 years	6.11 years

A summary of options data for the years ended December 31, 2025, 2024 and 2023, is as follows:

	Year ended December 31,
	2025	2024		2023
Total fair value of options granted	$116		$252	$747
Weighted-average grant date fair value of options granted, per option	$1.56		$3.33	$4.73
Total intrinsic value of the options exercised	$-	$	*	$271
Total fair value of options vested	$1,035		$1,549	$4,380

*	Less than 1

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The following table summarizes the activity in options granted to employees and directors for the year ended December 31, 2025:

	2025
	Number of options	Weighted average exercise price*	weighted average remaining contractual term (in years)	aggregate intrinsic value
Options outstanding at the beginning of the year	1,727,755	$5.75	4.99	$-
Granted	52,000	2.22	9.91	-
Exercised	-	-	-	-
Expired	(73,109)	5.82	-	-
Forfeited	(79,439)	5.78	-	-
Options outstanding at the end of the year	1,627,207	$5.64	3.75	$-
Options exercisable at the end of the year	1,491,983	$5.71	3.36	$-

The following table summarizes the activity in options granted to consultants for the year ended December 31, 2025:

	2025
	Number of options	Weighted average exercise price	weighted average remaining contractual term (in years)	aggregate intrinsic value
Options outstanding at the beginning of the year	36,666	$8.35	6.78	$-
Granted	22,000	2.42	9.78	-
Expired	(11,666)	17.04	-	-
Options outstanding at the end of the year	47,000	$3.51	8.63	$-
Options exercisable at the end of the year	6,876	$4.53	7.44	$-

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

Modification of share-based compensation

1.	On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company’s directors and officers) approved the extension of the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of the Company’s employees and directors, from expiry dates ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates ranged between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares were held by some of the Company’s directors and its CEO (who at the time also served as a member of the board of directors and currently serves as the interim chairman of the board), and as such, the extension of the expiry dates of these options was subject to the approval of the general meeting of the shareholders, which approval was obtained on September 25, 2024.

The total incremental fair value of these options granted to the Company’s employees and directors amounted to $314 and was determined based on the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.53%-4.68%, expected volatility of 53.4% - 71.62%, expected term of 1.65-2.16 years and dividend yield of 0%. For the year ended December 31, 2025, and 2024 the Company recognized share based compensation expense related to these modified options in the amounts of $0 and $314, respectively.

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

The total incremental fair value of these options amounted to $579 and was determined based on the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4.33%-4.74%, expected volatility of 72.1% - 77%, expected term of 3.4-4.71 years and dividend yield of 0%. For the year ended December 31, 2025, 2024 and 2023, the Company recorded expenses totaling $11, $35 and $523 associated with the repricing. The remaining incremental fair value will be recognized over the remaining vesting period and until May 2026.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2025:

December 31, 2025
Options outstanding			Options exercisable
Exercise prices *	Number of options outstanding at end of year	Weighted average remaining contractual Life	Number of options exercisable at end of year	Weighted average remaining contractual life
$7.50	80,000	7.24	54,999	7.24
6.50	7,406	6.25	4,781	5.50
6.39	913,836	4.32	873,611	4.23
5.65	11,000	3.75	8,502	2.48
5.33	61,000	1.50	58,127	1.23
5.26	19,500	5.75	10,124	4.21
5.07	139,500	0.08	139,500	0.08
4.26	25,500	8.10	6,750	7.67
4.02	342,465	2.15	342,465	2.15
2.66	10,000	9.64	-	-
$2.22	64,000	9.91	-	-
	1,674,207		1,498,859

*	In U.S. dollars per Ordinary Share.

b)	RSU grants

In the year ended December 31, 2025, the Company granted restricted share units, or RSU, as follows:

	Year ended December 31, 2025
	Number of RSU granted	Weighted Average Grant Date Fair Value
Employees	210,600	$2.24

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHARE CAPITAL (continued)

The following table summarizes the activity in RSU granted to employees and directors under the 2024 Plan for the year ended December 31, 2025:

	Number of options	Weighed Average Grant Date Fair Value
Unvested at the beginning of the year	441,000	$4.99
Granted	210,600	2.24
Vested	148,492	5.00
Forfeited	69,377	4.96
Unvested at the end of the year	433,731	$3.65

c.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31
	2025	2024	2023
Cost of revenues	$-	$-	$-
Research and development expenses	346	783	714
General, administrative and marketing expenses	657	936	1,223
	$1,003	$1,719	$1,937

The amounts presented above exclude immaterial amounts of share-based compensation cost capitalized to inventory during the years presented.

As of December 31, 2025, there was $1,128 of unrecognized compensation expense related to unvested RSUs and options. This amount is expected to be recognized over a weighted-average period of 1.63 years.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 9 - INCOME TAX

The Company and its Israeli subsidiary are taxed under Israel tax laws:

A.	Tax rates

After the Company consummates its Net Operating Losses, the corporate tax rate applicable for the years 2023-2025, is 23%.

B.	Tax assessments

The Company and its subsidiary have tax assessments that are considered to be final through tax year 2019.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2025, CollPlant Biotechnologies Ltd. and CollPlant Ltd had approximately $54,008 and $52,579, respectively, of net carried forward tax losses which are available to be offset against future taxable income in future with no limited period of use.

D.	Deferred income taxes

	2025	2024
Deferred tax assets
Net operating loss carryforward	$24,515	$18,684
Research and development expenses	1,945	2,034
Offering costs	84	-
Operating lease liabilities	655	709
Share-based compensation	2,192	2,028
Total gross deferred tax assets	29,391	23,455
Less – valuation allowance	(28,833)	(22,767)

Deferred tax liabilities:
Operating lease assets	558	688
Net deferred tax assets	$-	$-

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

E.	Reconciliation of theoretical tax expenses to actual expenses

For the years ended December 31, 2024 and 2023, the primary difference between the statutory tax rate of the Company and the effective rate results virtually from the changes in valuation allowance in respect of carried forward tax losses for tax purposes and research and development expenses due to the uncertainty of the realization of such tax benefits.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 9 - INCOME TAX (continued)

F.	Uncertain tax positions

As of December 31, 2025 and 2024, the Company does not have a provision for uncertain tax positions.

G.	Roll forward of valuation allowance:

Balance at December 31, 2024	$(22,767)
Change	(6,066)
Balance at December 31, 2025	$(28,833)

H.	Income taxes:

A reconciliation of the provision for income taxes to the amount computed by applying the 23% statutory Israeli income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Year Ended December 31, 2025
		Percent
Tax at Israeli Statutory Rate	$(2,642)	(23)%
Changes in Valuation Allowances	2,587	23%
Nontaxable and nondeductible Items
Share-based payment awards	230	2%
Other adjustments	(175)	(2)%

Effective Tax Rate	$-	0%

Taxes paid were not disclosed as they were immaterial.

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31,
	2025	2024
a. Accrued liabilities and other payables:
Employees and institutions for employees	$581	$656
Provisions for vacation	605	537
Royalties and Other	62	101
	$1,248	$1,294

Statements of operations:

b.	Revenues

1)	Disaggregated revenues

	Year ended December 31,
	2025	2024	2023
Revenues from licensing agreement (see Note 2(p))	$2,000	$-	$10,000
Revenues from the sales of goods	371	515	959
Total revenues	$2,371	$515	$10,959

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

2)	Revenues by geographical area (based on the location of customers):

	Year ended December 31,
	2025	2024	2023
United states	$2,176	$484	$10,839
Canada	96	-	87
Europe and Other	98	-	28
Israel	1	31	5
Total revenues	$2,371	$515	$10,959

3)	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended December 31,
	2025	2024	2023
Customer A	$2,159	$476	$10,743

c.	Long-lived assets

All of the Company’s operating Right-of-use lease assets and long-lived assets are located in Israel.

d.	Financial income (expenses), net

	Year ended December 31,
	2025	2024	2023
Exchange rate differences	$(371)	$(79)	$(285)
Bank and other fees	(15)	(17)	(10)
Interest on bank deposits	380	738	788
Financial income (expenses), net	$(6)	$642	$493

NOTE 11 - SUBSEQUENT EVENTS

On February 6, 2026, the Company completed a registered direct offering pursuant to which it issued and sold an aggregate of 1,600,000 ordinary shares to certain investors, at a purchase price of $1.25 per share, for aggregate gross proceeds of $2,000. The total issuance costs accumulated to approximately $317. In connection with the offering, the Company also issued in a concurrent private placement (i) 1,600,000 unregistered Series A warrants to purchase 1,600,000 ordinary shares at an exercise price of $1.25 per share, exercisable for a period of five years, (ii) 1,600,000 unregistered Series B warrants to purchase 1,600,000 ordinary shares at an exercise price of $1.25 per share, exercisable for a period of eighteen months, and (iii) 96,000 warrants to the placement agent to purchase 96,000 ordinary shares at an exercise price of $1.5625 per share, exercisable for a period of five years.